File Nos.   333-126217
                                                                811-05618
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Initial Filing
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   ( )
            Pre-Effective Amendment No.  1                                (X)
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 177                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH AMERICA
     ----------------------------------------------------
        (Name  of  Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                        55416
     -------------------------------------------                     --------
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (763)  765-2913

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
          Stewart D. Gregg
          Allianz  Life  Insurance  Company  of  North  America
          5701 Golden Hills Drive
          Minneapolis,  MN    55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts


================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                PART A PROSPECTUS

                           THE ALLIANZ CUSTOM INCOME TM

                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                       ALLIANZ LIFE(R) VARIABLE ACCOUNT B

                                       AND

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE ALLIANZ CUSTOM INCOME VARIABLE ANNUITY UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THIS VARIABLE ANNUITY IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THIS CONTRACT AND IS NOT SOLICITING AN OFFER TO BUY THE CONTRACT IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------

FOR YOUR CONVENIENCE WE HAVE PROVIDED A GLOSSARY (SEE SECTION 14) THAT DEFINES KEY, CAPITALIZED TERMS THAT ARE USED IN THIS PROSPECTUS. This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of North America (Allianz Life, we, us, our).


The Contract is called "flexible purchase payment" because you (the Owner) can make more than one Purchase Payment, subject to certain restrictions. The Contract is "deferred" because you do not have to begin receiving Annuity Payments immediately, although you may be able to choose to begin receiving Annuity Payments immediately at Contract issue under the Lifetime Income Benefit. The Contract is "variable" because the value of the Contract and any Annuity Payments we make will increase or decrease depending on the performance of the variable Investment Options you select (in this prospectus, the term "Investment Options" refers only to the variable Investment Options available under the Separate Account).

The Contract provides an optional package of benefits called the Total Income Package (TIP) that carries a higher Contract expense. THE TIP WILL AUTOMATICALLY APPLY TO YOUR CONTRACT UNLESS YOU ELECT OTHERWISE AT CONTRACT ISSUE. AFTER WE ISSUE THE CONTRACT, THE TIP CANNOT BE ADDED TO OR REMOVED FROM YOUR CONTRACT. In most states the TIP consists of an Increasing Withdrawals Benefit (IWB), a Withdrawals Plus Benefit (WPB) and a Lifetime Income Benefit (LIB). These benefits are provided as a package and are not available individually. Not all of these benefits may be available in some states. We designed the TIP to give you options on how to turn your accumulated retirement assets into a stream of retirement income. The IWB provides income in the form of partial withdrawals, and the maximum amount that you are able to withdraw can increase each year. The WPB provides a level amount of lifetime income in the form of partial withdrawals. The LIB provides lifetime income in the form of Annuity Payments that are guaranteed never to be less than the initial payment we make, and the payment amount can increase based on the performance of the Investment Options as frequently as every year.


THE TOTAL INCOME PACKAGE IS INTENDED FOR INDIVIDUALS WHO WANT TO EXERCISE AT LEAST ONE OF THE BENEFITS IT INCLUDES. IF YOU DO NOT INTEND TO EXERCISE ANY OF THE BENEFITS IN THE TIP, THE TIP MAY NOT BE APPROPRIATE FOR YOU BECAUSE IT CARRIES A HIGHER CONTRACT EXPENSE. IF YOUR CONTRACT INCLUDES THE TIP AND YOU DO NOT EXERCISE ANY OF THE BENEFITS IT INCLUDES, YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE TIP. IN ADDITION, THE LIB AND WPB CAN ONLY BE EXERCISED AT CERTAIN AGES. IF YOU DO NOT EXERCISE THESE BENEFITS DURING THE ELIGIBILITY PERIOD, YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB OR THE WPB.


We currently offer the Investment Options listed below. You can select up to 15 Investment Options at any one time. One or more of the Investment Options may not be available in your state. We may add, substitute or remove Investment Options in the future. WE DO NOT CURRENTLY OFFER A FIXED ACCOUNT OR ANY FIXED INVESTMENT OPTIONS.


FRANKLIN TEMPLETON
Franklin Income Securities Fund
Franklin U.S. Government Fund
Mutual Shares Securities Fund
Templeton Foreign Securities Fund
USAZ Franklin Small Cap Value Fund

PIMCO
PIMCO VIT All Asset Portfolio
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio

USAZ
USAZ Fusion Balanced Fund
USAZ Fusion Moderate Fund
USAZ Fusion Growth Fund
USAZ Money Market Fund

VAN KAMPEN
USAZ Van Kampen Equity and Income Fund
USAZ Van Kampen Global Franchise Fund
USAZ Van Kampen Growth and Income Fund


Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different.


THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

VARIABLE ANNUITY CONTRACTS ARE COMPLEX INSURANCE AND INVESTMENT VEHICLES. BEFORE YOU INVEST, BE SURE TO ASK YOUR REGISTERED REPRESENTATIVE ABOUT THE CONTRACT'S FEATURES, BENEFITS, RISKS AND FEES, AND WHETHER THE CONTRACT IS APPROPRIATE FOR YOU BASED UPON YOUR FINANCIAL SITUATION AND OBJECTIVES.

Dated: ______________, 2005

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Summary                                                               7

Fee Tables                                                           12

1. The Variable Annuity Contract                                     14


    Ownership                                                        15
       Owner                                                         15
       Joint Owner                                                   15
       Annuitant                                                     15
       Payee                                                         15
       Beneficiary                                                   16
       Assignment of a Contract                                      16


2. Purchase                                                          16

    Purchase Payments                                                16
    Automatic Investment Plan (AIP)                                  17
    Allocation of Purchase Payments                                  17
    Tax-Free Section 1035 Exchanges                                  17
    Faxed Applications                                               17
    Free Look / Right to Examine                                     18
    Accumulation Units/Computing the Contract Value                  18

3. The Annuity Phase                                                 18

    Income Date                                                      19
    Partial Annuitization                                            19

4. The Total Income Package (TIP)                                    20


    Comparing the TIP Benefits                                       23
    Switching Between the TIP Benefits                               23
    Canceling TIP Benefits                                           23
    Quarterly Account Value                                          23
    5% Step Up Value                                                 24


4.a The Increasing Withdrawals Benefit (IWB)                         25


    IWB Payments and the IWB Maximum                                 25
    Taxation of the IWB Payments                                     26
    The IWB Value                                                    27
    IWB Examples                                                     27


4.b The Withdrawals Plus Benefit (WPB)                               28


    WPB Payments                                                     29
    Taxation of the WPB Payments                                     30
    The WPB Value                                                    30
    WPB Examples                                                     31


4.c The Lifetime Income Benefit (LIB)                                32

    Taxation of LIB Payments                                         33
    The Initial LIB Value                                            33
    The Initial LIB Payment                                          33
    The Annual Base Payment                                          33
    Calculation of the Annual LIB Payments After the
      First LIB Year                                                 34
        Annual Market Payment                                        34
        Annual LIB Fee                                               35
        LIB Account                                                  35
        LIB Payment                                                  35
    Liquidation Value                                                35
    Example of the Effect of an Excess Withdrawal of the
       Liquidation Value on LIB Payments                             37

4.d Exercising the TIP Benefits                                      38


5. Traditional Annuity Payments                                      42

    Annuity Units/Calculating
       Traditional Annuity Payment Amounts                           43
    Annuity Options                                                  43

6. Investment Options                                                45

    Substitution and Limitation on Further Investments               48
    Transfers                                                        48
        Telephone and Electronic Transfers                           48
    Excessive Trading and Market Timing                              49
    Flexible Rebalancing                                             50
    Financial Advisers - Asset Allocation Programs                   50
    Voting Privileges                                                50

7. Our General Account                                               51


8. Expenses                                                          51


    Mortality and Expense Risk (M&E) Charges                         51
    The Annual LIB Fee                                               52
    Withdrawal Charge                                                52
        Reduction or Elimination of the Withdrawal Charge            53
    Transfer Fee                                                     54
    Premium Taxes                                                    54
    Income Taxes                                                     54
    Investment Option Expenses                                       54


9. Taxes                                                             54


    Annuity Contracts in General                                     54
    Qualified Contracts                                              55
        Qualified Plans                                              56
    Multiple Contracts                                               56
    Partial 1035 Exchanges                                           56
    Distributions - Non-Qualified Contracts                          56
    Distributions - Qualified Contracts                              57
    Assignments, Pledges and Gratuitous Transfers                    58
    Death Benefits                                                   58
    Withholding                                                      58
    Federal Estate Taxes                                             59
    Generation-Skipping Transfer Tax                                 59
    Foreign Tax Credits                                              59
    Annuity Purchases by Nonresident Aliens and Foreign
      Corporations                                                   59
    Possible Tax Law Changes                                         59
    Diversification                                                  59
    Required Distributions                                           59

10. Access to Your Money                                             60
    Partial Withdrawal Privilege for Contracts Without the TIP       60
    The Minimum Distribution Program and
         Required Minimum Distribution (RMD) Payments
         For Contracts Without the TIP                               61
    Suspension of Payments or Transfers                              61


11. Illustrations                                                    61


12. Death Benefit (61) Traditional Guaranteed Minimum Death
      Benefit (Traditional GMDB)                                     65
    Death Benefit Examples                                           66
    Death Benefit Payment Options Under the Traditional GMDB         66

13. Other Information                                                67
    Allianz Life                                                     67
    The Separate Account                                             67
    Distribution                                                     67
    Additional Credits for Certain Groups                            68
    Administration/USAllianz Service Center                          68
    Financial Statements                                             69


14. Glossary                                                         70

15. Table of Contents of the Statement of
         Additional Information                                      74

16. Privacy Notice                                                   75

Appendix A - Annual Operating Expenses for
         Each Investment Option                                      76


Appendix B - Examples of the
    Quarterly Account Value and
    5% Step Up Value Calculations                                    78

Appendix C - Examples of the Different Calculations
    Used to Compute the Annual LIB Payments
    After the First LIB Year                                         80

Appendix D - Illustrations of the TIP Benefits Based
    on a Blend of the S&P (500)(R) and the
    Lehman Brothers Aggregate Bond Index                             83

SUMMARY
--------------------------------------------------------------------------------


The sections in this summary correspond to sections in this prospectus that discuss the topics in more detail. The following is a list of common abbreviations used in this prospectus:

  TIP  =   TOTAL INCOME PACKAGE               GMDB  =    GUARANTEED MINIMUM DEATH BENEFIT
  IWB  =   INCREASING WITHDRAWALS BENEFIT      QAV  =    QUARTERLY ACCOUNT VALUE
  WPB  =   WITHDRAWALS PLUS BENEFIT         5% SUV  =    5% STEP UP VALUE
  LIB  =   LIFETIME INCOME BENEFIT


Definitions for key, capitalized terms appear in section 14, Glossary.

The Contract is intended for retirement savings or other long-term investment purposes. You can purchase this annuity as a Non-Qualified Contract or as a Qualified Contract. Qualified Contracts are purchased under certain pension or retirement plans that are tax qualified under the Internal Revenue Code. All other Contracts are called Non-Qualified. This Contract provides a means for investing on a tax-deferred basis. For Qualified Contracts, tax deferral is already provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract.

The following table provides an overview of the Allianz Custom Income variable annuity and specific cross references to where you can find more detailed information in the later sections of this prospectus.

--------------------------------------------------------------------------------
                          CONTRACT FEATURES AT A GLANCE
--------------------------------------------------------------------------------
------------------------ -------------------------------------------------------

PRODUCT  CHARACTERISTICS
          The Contract has an Accumulation Phase and an Annuity Phase, provides a death benefit, offers flexible Purchase Payments, withdrawal and annuity features, and includes an optional package of income and distribution benefits referred to as the Total Income Package (TIP).
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
ISSUE AGE
          The maximum  allowable  is age 80 for all Owners/  Annuitant(s).  (SEE section 2, Purchase - Purchase Payments)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
PURCHASE PAYMENTS
          Minimum initial payment is $50,000. Minimum for any additional payment is $250, or $100 through the automatic investment plan. Maximum total payment allowed without prior approval is $1 million. Purchase Payments to Qualified Contracts must not be greater than what is allowed under federal law and must be from earned income or a qualified transfer. Purchase Payments to Qualified Contracts other than from a qualified transfer may be restricted after the Owner reaches age 70. (SEE section 2, Purchase - Purchase Payments)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
FREE LOOK
          You can cancel the Contract within ten days (in most states) and we will pay you the value of your Contract plus any deductions we made for taxes and less any payments we have made from the Contract (where permitted). In certain states, or if you have purchased the Contract as an IRA, we will refund your Purchase Payments plus any deductions we made for taxes and less any payments we have made from the Contract (where permitted). (SEE section 2, Purchase - Free Look/Right to Examine)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
ANNUITY PAYMENTS
          The Contract allows you to apply some of the Contract Value (Partial Annuitization), or all of the Contract Value (Full Annuitization) to Annuity Payments subject to certain restrictions. The maximum number of Partial Annuitizations we allow at any one time is five. Partial Annuitizations will be treated as withdrawals and not annuity payments for tax purposes. However, once the entire Contract Value has been applied to Annuity Payments, we intend to treat all Annuity Payments received thereafter as annuity payments (and not withdrawals) for tax purposes. (SEE section 3, The Annuity Phase) For Contracts with the TIP you can request Annuity Payments under either the Lifetime Income Benefit (LIB Payments) or a traditional Annuity Option (Traditional Annuity Payments). For Contracts without the TIP only Traditional Annuity Payments are available. (SEE section 4, The Total Income Package, section 4.c, The Lifetime Income Benefit (LIB); and section 5, Traditional Annuity Payments)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
CONTRACT PORTIONS
          THE CONTRACT ALLOWS YOU TO CREATE A MAXIMUM OF FIVE PORTIONS. (SEE section 1, The Variable Annuity Contract)

          For Contracts with the TIP you can have a maximum of either:
               o ONE Deferral, OR IWB, OR WPB Portion, AND a combination of up to FOUR LIB and/or Traditional Annuity Portions; or
               o    five LIB and/or Traditional Annuity Portions.

          For Contracts without the TIP you can have a maximum of either:
               o ONE Deferral Portion, AND up to FOUR Traditional Annuity Portions; or
               o    five Traditional Annuity Portions.
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
INVESTMENT OPTIONS
          You can choose up to 15 of the available Investment Options. Offerings include three funds of funds. Purchase Payment allocation instructions and transfer instructions apply equally to all portions of the Contract. You cannot have different Investment Option allocation instructions for different Contract portions, and you cannot make transfers selectively within different portions of the Contract. (SEE section 2, Purchase - Purchase Payment Allocations; and section 6, Investment Options)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
TRANSFERS
          12 free every Contract Year, $25 for every transfer after that. (SEE the Fee Tables; section 6, Investment Options - Transfers; and section
          8. Expenses - Transfer Fee)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
PENALTY  FREE WITHDRAWALS
          For Contracts with the TIP you can take withdrawals without incurring a withdrawal charge subject to certain restrictions as follows: under the IWB you can take IWB Payments and Excess Withdrawals up to the IWB Maximum; you can take WPB Payments under the WPB; and under the LIB you can take Excess Withdrawals of the Liquidation Value. (SEE section 4, The Total Income Package, section 4.a, The Increasing Withdrawals Benefit (IWB); section 4.b, The Withdrawals Plus Benefit (WPB); and
          section 4.c, The Lifetime Income Benefit (LIB))

          For Contracts without the TIP you can take withdrawals without incurring a withdrawal charge under the partial withdrawal privilege. (SEE section 10, Access to Your Money - Partial Withdrawal Privilege for Contracts Without the TIP)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
DEATH BENEFITS
          The Traditional GMDB is available during the Accumulation Phase on all Contracts and provides a death benefit based on the greater of Contract Value, or total Purchase Payments adjusted for partial withdrawals. (SEE section 12, Death Benefit)

          For Contracts with the TIP if you exercise the LIB there is a death benefit based on the Liquidation Value that is available for a limited period of time during the Annuity Phase. (SEE section 4.c, The Lifetime Income Benefit (LIB) - Liquidation Value)

          For all Contracts there is no death benefit available under any Traditional Annuity Portion of the Contract, but there may be a lump sum refund to the Payee if traditional Annuity Option 5 is in effect. (SEE section 5, Traditional Annuity Payments - Annuity Options)

------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
TOTAL INCOME PACKAGE
          THE TIP CARRIES A HIGHER M&E CHARGE AND WILL AUTOMATICALLY APPLY TO YOUR CONTRACT UNLESS YOU ELECT OTHERWISE AT CONTRACT ISSUE. AFTER WE ISSUE THE CONTRACT, THE TIP CANNOT BE ADDED TO OR REMOVED FROM YOUR CONTRACT. The TIP gives you options on how to turn your accumulated retirement assets into a stream of retirement income. In most states the TIP consists of an IWB, a WPB, and a LIB. These benefits are provided as a package and are not available individually. Not all of these benefits may be available in some states. When available, you may be able to exercise the LIB and either the IWB or WPB at the same time. However, you cannot exercise both the IWB and the WPB at the same time. (SEE the TIP comparison chart later in the summary; and
          section 4, The Total Income Package)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
INCREASING WITHDRAWALS BENEFIT UNDER THE TIP
          The IWB guarantees a minimum amount of income in the form of partial withdrawals, and the maximum amount that you are able to withdraw can increase each year. The IWB provides a flexible payment stream, but payments are not guaranteed for life and you could outlive your payment stream. (SEE section 4, The Total Income Package; and section 4.a, The Increasing Withdrawals Benefit (IWB))
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
WITHDRAWALS PLUS BENEFIT UNDER THE TIP
          The WPB guarantees a minimum amount of level lifetime income in the form of partial withdrawals. The WPB provides a level payment stream for life with the potential to accumulate a more substantial amount of Contract Value that will be available for withdrawal, annuitization, and payment of a death benefit as compared to what may be available under the IWB or LIB. However, WPB Payments are relatively modest when compared to the potential payments available under the IWB or LIB. (SEE section 4, The Total Income Package; and section 4.b, The Withdrawals Plus Benefit (WPB))
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
LIFETIME INCOME BENEFIT UNDER THE TIP
          The LIB provides lifetime income in the form of Annuity Payments that are guaranteed never to be less than the initial payment we make, and the payment amount can increase based on the performance of the Investment Options as frequently as every year. The LIB also provides a Liquidation Value that is available for Excess Withdrawals and/or payment of a death benefit for a limited period of time. The LIB provides the highest potential payments of any of the TIP benefits, but liquidity is more limited than under the IWB or WPB. In addition, it is possible that you would receive less than your investment in the Contract under the LIB if the Annuitant(s) die shortly after the Liquidation Value stops being available. IF YOU EXERCISE THE LIB, YOU WILL BE SUBJECT TO AN ANNUAL LIB FEE. We base the LIB Fee on the performance of your selected Investment Options and this expense may reduce the amount of any annual Contract gains that we will apply to future LIB Payments. (SEE the Fee Tables; section 4, The Total Income Package; and section 4.c, The Lifetime Income Benefit (LIB); and
          section 8, Expenses - The Annual LIB Fee)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
M&E CHARGES
          We calculate this charge as a percentage of the average daily assets invested in a subaccount on an annual basis, and we deduct the charge from the assets in the Separate Account. For Contracts with the TIP benefit, the M&E charge is 2.20% during the Accumulation Phase, and during the Annuity Phase it is 2.20% under any LIB Portion and 1.45% under any Traditional Annuity Portion. Because we allow Partial Annuitizations under both the LIB and traditional Annuity Options, it is possible to have different M&E charges on different portions of the Contract at the same time under Contracts with the TIP. For Contracts without the TIP benefit, the M&E charge is 1.45% during both the Accumulation and Annuity Phases. (SEE the Fee Tables; and section 8, Expenses - Mortality and Expense Risk (M&E) Charges)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
ANNUAL LIB FEE
          The maximum LIB Fee you can pay is 2% of the annual Market Payment we calculated at the beginning of the LIB Year, and the minimum fee is zero. (SEE the Fee Tables; and section 8, Expenses - The Annual LIB
          Fee)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
WITHDRAWAL CHARGE
          Withdrawals  during  the  Accumulation  Phase  may  be  subject  to  a withdrawal charge. The withdrawal charge starts at 8% in the first year after we receive a payment and declines to 0% after we have had a Purchase Payment for seven complete years. (SEE the Fee Tables; and
          section 8, Expenses - Withdrawal Charge)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
PREMIUM TAXES
          Allianz Life is responsible for paying any premium and other similar taxes assessed by states and other governmental entities (for example, municipalities). It is our current practice not to make deductions for premium taxes until the earliest of the following: upon the Income Date you take a Full Annuitization, the date of full withdrawal from the Contract, or the date of your death. (SEE section 8, Expenses - Premium Taxes)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
ANNUAL  OPERATING EXPENSES  OF THE INVESTMENT OPTIONS
          Each Investment Option deducts management fees and expenses from the amounts you have in the Investment Options. Some Investment Options also deduct Rule 12b-1 fees from Investment Option assets. For 2004, these expenses and fees, including Rule 12b-1 fees, ranged, on an annual basis, from 0.65% to 1.70% of an Investment Option's average daily net assets before expense reimbursements and fee waivers. (SEE the Fee Tables; section 8, Expenses - Investment Option Expenses; and Appendix A - Annual Operating Expenses for Each Investment Option)
------------------------ -------------------------------------------------------
------------------------ -------------------------------------------------------
TAXES
          YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL TAX MATTERS INVOLVING YOUR CONTRACT. Your earnings are generally not taxed until you take them out. For tax purposes, if you take a withdrawal or otherwise receive a distribution, earnings from a Non-Qualified Contract are generally considered to be withdrawn first and are taxed as ordinary income. If you take a Full Annuitization under a Non-Qualified Contract, a portion of each Annuity Payment may be treated as a partial return of the Purchase Payment(s) and will not be taxed. The remaining portion of the payment will be treated as ordinary income. Once we have paid out all of your Purchase Payments, the entire Annuity Payment is taxable as ordinary income. Annuity Payments from Qualified Contracts will likely be treated as fully taxable ordinary income. For distributions under both Qualified and Non-Qualified Contracts, if you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on any Contract earnings. Death benefits are taxable as ordinary income to the Beneficiary and may be subject to estate taxes. Other tax rules and  limitations  may apply to  Qualified  Contracts.  (SEE section 9,
          Taxes)
------------------------ -------------------------------------------------------

STATE SPECIFIC CONTRACT RESTRICTIONS: If you purchase a Contract, the Contract will be subject to the law of the state in which the Contract is issued. Some of the terms of the Contract may differ from the terms of a Contract delivered in another state because of state-specific legal requirements. Areas in which there may be state-specific Contract provisions may include:

o    the withdrawal charge schedule;
o availability of TIP benefits, Investment Options, Annuity Options, and/or riders;
o    free look rights;
o    selection of certain Income Dates;
o    restrictions on your ability to make additional Purchase Payments;
o    premium taxes;
o selection of certain assumed investment rates for Traditional Annuity Payments; and
o    transfer rights.

If you would like information regarding state-specific Contract provisions, you should contact your registered representative or contact the USAllianz Service Center at the toll free number listed at the back of this prospectus.

PRIVACY POLICY: WE PLACE A HIGH PRIORITY ON MAINTAINING YOUR TRUST AND CONFIDENCE. A NOTICE OF THE PRIVACY POLICY FOLLOWED BY ALLIANZ LIFE AND ITS AFFILIATED COMPANIES IS PROVIDED IN THIS PROSPECTUS TO ENHANCE YOUR UNDERSTANDING OF HOW WE PROTECT YOUR PRIVACY WHEN WE COLLECT AND USE INFORMATION ABOUT YOU, AND THE STEPS WE TAKE TO SAFEGUARD THAT INFORMATION. FOR MORE INFORMATION SEE SECTION 16, PRIVACY NOTICE.

INQUIRIES:   If  you  have  any  questions  about  the  Contract  or  need  more information, please contact the USAllianz Service Center at the phone number or address listed at the back of this prospectus.

ADDITIONAL INFORMATION ON THE TIP: The table on the following page is intended to help you compare and contrast the TIP benefits. For more information on all of the TIP benefits please see:

o    section 4, The Total Income Package (TIP)
o    section 4.a, The Increasing Withdrawals Benefit (IWB)
o    section 4.b, The Withdrawals Plus Benefit (WPB)
o    section 4.c, The Lifetime Income Benefit (LIB)
o    section 4.d, Examples of Exercising the Different TIP Benefits.

Illustrations   showing  how  the  TIP  benefits  perform  in  different  market conditions can be found in Appendix D. The following table is intended to help you compare and contrast the TIP benefits available under the Contract (1).

----------------------------------------------------------------------------- ------------------------------------------------------
                             ACCUMULATION PHASE                                                     ANNUITY PHASE
----------------------------------------------------------------------------- ------------------------------------------------------
---------------------------------------- ------------------------------------ ------------------------------------------------------
  INCREASING WITHDRAWALS BENEFIT (IWB         WITHDRAWALS PLUS BENEFIT                         LIFETIME INCOME BENEFIT
               PORTION)                             (WPB PORTION)                                   (LIB PORTION)
---------------------------------------- ------------------------------------ ------------------------------------------------------
---------------------------------------- ------------------------------------ ------------------------------------------------------
o Increasing guaranteed                  o Level withdrawals                  o Annuity Payments guaranteed for life(3).
  withdrawals.                             guaranteed for life (2).
o No age restrictions for                o To exercise, older Owner           o To exercise, all Annuitant(s) must be at least
  exercise.                                must be at least age 60 and          age 60 and no Annuitant can be older than age 80.
o $100 minimum initial IWB                 cannot be over age 80.             o $100 minimum initial LIB Payment.
  Payment.                               o $100 minimum initial WPB           o LIB Payments are guaranteed to never be less
o The total amount available               Payment.                             than the initial LIB Payment.
  for withdrawals can step up every      o Payments can step up               o Minimum payment guarantee (the Base Payment)
  five years before age 91.                every five years before age 91.      can step up every five years before age 91.
o Can elect to withdraw less             o Cannot elect to stop and           o Cannot elect to stop and re-start payments, or
  than the maximum allowed, which may      re-start payments, or change         change payment amount, but can change payment
  result in you receiving IWB Payments     payment amount, but can change       frequency on an LIB Anniversary.
  over a longer period of time.            payment frequency on a WPB         o Should be taxed as annuity payments if you take
o Can elect to stop payments               Anniversary.                         a Full Annuitization.
  once a year. Can re-start payments,    o WPB PAYMENTS ARE NOT               o If taking partial LIBs, can have up to five LIB
  change the payment amount and/or         ANNUITY PAYMENTS, THEY ARE           Portions. LIB Payments under a Partial Annuitization
  payment frequency on an IWB              WITHDRAWALS. WPB Payments are        are treated as withdrawals and not annuity payments
  Anniversary.                             taxed as withdrawals, and for        for tax purposes, and for Non-Qualified Contracts
o IWB PAYMENTS ARE NOT ANNUITY             Non-Qualified Contracts gains        gains are treated as being withdrawn first. However,
  PAYMENTS, THEY ARE WITHDRAWALS. IWB      are treated as being withdrawn       once the entire Contract Value has been applied to
  Payments are taxed as withdrawals,       first and may be                     Annuity Payments, we intend to treat all Annuity
  for Non-Qualified Contracts gains        subject to a penalty tax.            Payments received thereafter as annuity payments
  are treated as being withdrawn                                                (and not withdrawals) for tax purposes.
  first and may be subject                                                    o An additional performance-based LIB Fee may be
  to a penalty tax.                                                             assessed each year.
---------------------------------------- ------------------------------------ ------------------------------------------------------
---------------------------------------- ------------------------------------ ------------------------------------------------------
o After IWB exercise you cannot          o After WPB exercise you             o After LIB exercise you cannot make additional
  make additional Purchase Payments to     cannot make additional Purchase      Purchase Payments to an LIB Portion, but if you take
  any part of the Contract.                Payments to any part of the          a Partial Annuitization you may be able to make
o Contract Value continues to              Contract and the IWB is no          additional Purchase Payments to the Deferral Portion.
  participate in the market and is         longer available.                  o The IWB and WPB are no longer available after
  available for Excess Withdrawals       o Contract Value continues             you take a Full Annuitization.
  (subject to a withdrawal charge          to participate in the market and   o Liquidation Value is available for Excess
  after you exceed the IWB Maximum)        is available for Excess              Withdrawals and payment of a lump sum death benefit
  and annuitizations. Excess               Withdrawals (subject to a            until the earlier of: the 10th LIB Anniversary, or
  Withdrawals may have tax                 withdrawal charge) and               the LIB Anniversary that occurs after the younger
  consequences.                            annuitizations. Excess               Annuitant's 85th birthday. Excess Withdrawals of the
o Death benefit is the                     Withdrawals may have tax             Liquidation Value will be treated as withdrawals and
  Traditional GMDB.                        consequences.                        not annuity payments for tax purposes and may be
                                         o Death benefit is the                 subject to a penalty, but they are not subject to a
                                           Traditional GMDB.                    withdrawal charge.
---------------------------------------- ------------------------------------ ------------------------------------------------------
---------------------------------------- ------------------------------------ ------------------------------------------------------
o Can switch to WPB, LIB,                o Can switch to LIB and/or           o Cannot switch LIB Payments to any other type of
  and/or Traditional Annuity Payments.     Traditional Annuity Payments,        payment.
o IWB Payment amount may exceed     but not IWB Payments.                     o LIB Payments are level during the LIB Year, and
  the level payment amounts provided     o Payments are typically               on the anniversaries may fluctuate with Investment
  by the WPB; but you may outlive the      less than LIB or IWB Payments,       Option returns, and may exceed IWB or WPB Payments;
  IWB Payment stream.                      but provide a potentially larger     however, in later years there is no amount available
                                           Contract Value available for         for withdrawal and/or payment of a death benefit.
                                           withdrawal, annuitization, and
                                           payment of the death benefit.
---------------------------------------- ------------------------------------ ------------------------------------------------------

(1) Any distribution from a Qualified Contract will likely be treated as fully taxable ordinary income.

(2)  Assuming you do not take an Excess Withdrawal of the Contract Value.

(3) Assuming you do not take an Excess Withdrawal of all the Liquidation Value under an LIB Portion.

FEE TABLES
--------------------------------------------------------------------------------
The following tables describe the fees and expenses that you will pay when purchasing, owning and making a full withdrawal from the Contract. Taxes, including deductions we make for premium taxes, also may apply, although they do not appear in these tables. It is our current practice not to make deductions for premium taxes until you make a full withdrawal from the Contract, take a Full Annuitization, or you die. For more information see section 8, Expenses.

The first tables describe the fees and expenses that you will pay if you make a withdrawal from the Contract, or if you make transfers.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE DURING THE ACCUMULATION PHASE (1)
(as a percentage of each Purchase Payment withdrawn)

     NUMBER OF COMPLETE YEARS SINCE
       RECEIPT OF PURCHASE PAYMENT              CHARGE
       ---------------------------              ------
                   0                               8%
                   1                               8%
                   2                               7%
                   3                               6%
                   4                               5%
                   5                               4%
                   6                               3%
          7 years or more                          0%

TRANSFER FEE (2).................First 12 transfers in a Contract Year are free.
                                 Thereafter, the fee is $25.


(1) If the TIP does not apply to your Contract, you may make partial withdrawals of up to a total of 10% of total Purchase Payments from the Deferral Portion of the Contract in each Contract Year and we will not assess a withdrawal charge. This partial withdrawal privilege is non-cumulative, however. If you do not use your 10% "free withdrawal privilege" in a single Contract Year, it does not carry over to the next Contract Year. This partial withdrawal privilege is not available on Contracts that include the TIP. For more information, please see section 10, Access to Your Money - Partial Withdrawal Privilege for Contracts Without the TIP.



(2) Flexible rebalancing transfers are not currently counted against any free transfers we allow. Currently we deduct this fee only during the
     Accumulation Phase, but we reserve the right to deduct it during the Annuity Phase. For more information please see section 8, Expenses - Transfer Fee.


CONTRACT OWNER PERIODIC EXPENSES

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Options' fees and expenses.

SEPARATE ACCOUNT ANNUAL EXPENSES DURING THE ACCUMULATION AND ANNUITY PHASES (3):
(as a percentage of average daily assets invested in a subaccount on an annual basis)



         FOR CONTRACTS WITH THE TIP:                                                M&E CHARGE(3)
               during the Accumulation Phase of the Contract                           2.20%
               during the Annuity Phase under any LIB Portion                          2.20%
               during the Annuity Phase under any Traditional Annuity Portion          1.45%


         FOR CONTRACTS WITHOUT THE TIP:
               during both the Accumulation and Annuity Phases                         1.45%


(3) Because we allow Partial Annuitizations under both the LIB and traditional Annuity Options, it is possible to have different M&E charges on different portions of the Contract at the same time under Contracts that include the TIP.


THE ANNUAL LIB FEE DURING THE ANNUITY PHASE FOR CONTRACTS WITH THE TIP THAT EXERCISE THE LIB (4) (as a percentage of the annual Market Payment we calculated at the beginning of the LIB Year)

         Minimum..................0%
         Maximum..................2%

(4) We deduct this fee on the LIB Anniversary. The first time you will be subject to the LIB Fee will be on the first LIB Anniversary. The annual LIB Fee is equal to the amount of any gain in the annual Market Payment at the end of LIB Year that falls within the LIB Fee Range. The upper end of the LIB Fee Range is always 2% higher than the lower end of the range. We reserve the right to change the lower end of the LIB Fee Range for the next LIB Year on the LIB Anniversary based on the volatility of the past performance of your selected Investment Options. However, we guarantee that the LIB Fee Range will never be lower than the minimum listed in the table found in section 8, Expense - The Annual LIB Fee. For more information on the Market Payment and the LIB Fee also see the "Annual Market Payment" and the "Annual LIB Fee" discussions in section 4.c, The Lifetime Income Benefit (LIB).

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS


This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses charged by any of the Investment Options before the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the Investment Options' assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals (including IWB or WPB Payments), and Annuity Payments. They may also negatively impact the death benefit proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent calendar year. The investment advisers for the Investment Options provided the fee and expense information and we did not independently verify it. Please see the Investment Options' prospectuses for more information regarding the fees and expenses of the Investment Options.

                                                                                    MINIMUM                 MAXIMUM
TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES*  (INCLUDING  MANAGEMENT FEES,
DISTRIBUTION OR 12B-1 FEES, UNDERLYING FUND EXPENSES, AND OTHER EXPENSES) BEFORE
FEE WAIVERS AND EXPENSE REIMBURSEMENTS
                                                                                     0.65%                   1.70%

* Some of the Investment Options or their affiliates may pay service fees to us, or our affiliates. The amount of these fees may be different for each Investment Option. The amount of these fees that are deducted from Investment Option assets is reflected in the above table.


Appendix A contains more details regarding the annual operating expenses for each of the Investment Options, including the amount and effect of any waivers and/or reimbursements.

EXAMPLES
--------------------------------------------------------------------------------
The expenses for your Contract may be different from those shown in the examples below depending upon which Investment Option(s) you select and the benefits that apply to your Contract.

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Owner periodic expenses, and the annual operating expenses of the Investment Options before the effect of reimbursements and waivers.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.

Deductions we make for premium taxes may apply, but are not reflected in these examples.

For additional information, see section 8, Expenses.

If you make a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay the following expenses:

a)   Contracts with the TIP (the highest M&E charge of 2.20%).
b)   Contracts without the TIP (the lowest M&E charge of 1.45%).

    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES BEFORE ANY        1 YEAR        3 YEARS       5 YEARS       10 YEARS
    FEE WAIVERS OR EXPENSE REIMBURSEMENTS:
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    1.70% (the maximum)                                              a) $1,192      a) $1,889     a) $2,504     a) $4,121
                                                                     b) $1,118      b) $1,671     b) $2,149     b) $3,457
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    0.65% (the minimum)                                              a) $1,088      a) $1,583     a) $2,004     a) $3,176
                                                                     b) $1,013      b) $1,358     b) $1,629     b) $2,431
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------

If you do not make a full withdrawal or if you take a Full Annuitization* the Contract at the end of each time period and assuming a $10,000 investment and a 5% annual return on your money, you may pay the following expenses:

a)   Contracts with the TIP (the highest M&E charge of 2.20%**).
b)   Contracts without the TIP (the lowest M&E charge of 1.45%).

    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    TOTAL ANNUAL INVESTMENT OPTION OPERATING EXPENSES BEFORE ANY        1 YEAR        3 YEARS       5 YEARS       10 YEARS
    FEE WAIVERS OR EXPENSE REIMBURSEMENTS:
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    1.70% (the maximum)                                              a) $   392     a) $1,189     a) $2,004     a) $4,121
                                                                     b) $   318     b) $   971    b) $1,649     b) $3,457
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------
    0.65% (the minimum)                                              a) $   288     a) $   883    a) $1,504     a) $3,176
                                                                     b) $   213     b) $   658    b) $1,129     b) $2,431
    ---------------------------------------------------------------- -------------- ------------- ------------- --------------

* Traditional Annuity Payments are not available until after the second Contract Anniversary in most states.


** The LIB Fee may apply during the Annuity Phase, but is not reflected in this example.


As of September 30, 2005 no Contracts had been sold. Therefore, we have not provided any condensed financial information.

1. THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------


An annuity is a contract between you (the Owner) and an insurance company (in this case Allianz Life), where you make payments to the insurance company and in turn we promise to make regular periodic income payments (Annuity Payments). This Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in the Contract until you take money out of the Contract. For Qualified Contracts, the tax deferral is already provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract. However, the Contract may offer other features that meet your needs. Accordingly, if you are purchasing a Qualified Contract, you should consider purchasing this Contract for its death benefit, annuity benefits and other non-tax deferral related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether a Qualified Contract is an appropriate investment for you.

The Contract has an Accumulation Phase and an Annuity Phase. You can take withdrawals from the Contract during the Accumulation Phase and subject to certain restrictions you can make additional Purchase Payments. The Annuity Phase is the period during which we will make Annuity Payments from the Contract. If you apply the entire Contract Value to Annuity Payments we call that a Full Annuitization, and if you apply only part of the Contract Value to Annuity Payments we call that a Partial Annuitization. The maximum number of Partial Annuitizations you can have at any one time is five. Because the Contract allows Partial Annuitization, it is possible for different portions of the Contract to be in both the Accumulation and Annuity Phases at the same time.

THE CONTRACT ALLOWS YOU TO CREATE A MAXIMUM OF FIVE CONTRACT PORTIONS. Your actions may be restricted in different portions of the Contract.

For Contracts with the TIP you can have a maximum of either:

o ONE Deferral, OR IWB, OR WPB Portion, AND a combination of up to FOUR LIB and/or Traditional Annuity Portions; or
o    five LIB and/or Traditional Annuity Portions.

For Contracts without the TIP you can have a maximum of either:

o    ONE Deferral Portion*, AND up to FOUR Traditional Annuity Portions; or
o    five Traditional Annuity Portions.

* In the base Contract this is called the Accumulation Portion.

The Deferral Portion is available during the Accumulation Phase. It begins at Contract issue and terminates at:

o For Contracts without the TIP, either when you take a Full Annuitization, or the Contract terminates.
o    For Contracts with the TIP, upon the earliest of:
     -    the Business Day before the IWB Date,
     -    the Business Day before the WPB Date,
     - the Business Day before the Income Date you take a Full Annuitization, or
     -    Contract termination.

The Deferral Portion is the only portion of the Contract to which you can make additional Purchase Payments. For Contracts without the TIP, you can only make withdrawals from the Deferral Portion of the Contract. For Contracts with the TIP, you can also take withdrawals during the Accumulation Phase under the IWB and/or WPB. The IWB Portion begins when you exercise the IWB (the IWB Date) and ends when the IWB terminates. This is the portion of the Contract from which we make IWB Payments to you. (SEE section 4.a, The Increasing Withdrawals Benefit
(IWB) for details on when the IWB terminates.) The WPB Portion begins when you exercise the WPB (the WPB Date) and ends when the WPB terminates. This is the portion of the Contract from which we make WPB Payments to you. (SEE section 4.b, The Withdrawals Plus Benefit (WPB) for details on when the WPB terminates.)

Under all Contracts, Traditional Annuity Payments are available during the Annuity Phase. We call any part of the Contract Value you apply to Traditional Annuity Payments a Traditional Annuity Portion. Each Traditional Annuity Portion begins on an Income Date and terminates when we stop making Traditional Annuity Payments. (SEE section 5, Traditional Annuity Payments - Annuity Options for details on when Traditional Annuity Payments end.) If your Contract includes the TIP we call any part of the Contract Value you apply to the LIB an LIB Portion. Each LIB Portion begins on an Income Date and ends when the LIB Portion terminates. (SEE section 4.c, The Lifetime Income Benefit (LIB) for details on when an LIB Portion terminates.)

Annuity Payments must begin on a designated date (the Income Date) selected by the Owner. The Owner can elect to begin LIB Payments immediately if the Annuitant(s) meet the age requirements for exercise. Traditional Annuity Payments are usually not available until after the second Contract Anniversary, although some states may require us to allow you to select an earlier Income Date. The Owner can also choose to defer the Income Date for Traditional Annuity Payments until the later of: a) the older Annuitant(s)' 90th birthday, or b) ten years from the Issue Date. However, if your Contract includes the TIP and you elect to defer Annuity Payments until after an Annuitant's 81st birthday, the LIB will not be available to you.

Instructions to allocate Purchase Payments or Contract Value, or to transfer Contract Value among the Investment Options apply equally to all portions of the Contract. You cannot select different Investment Options, or have different allocation instructions for different Contract portions. You also cannot make transfers selectively within different portions of the Contract. You can invest in up to 15 of the Investment Options at any one time. Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the Investment Options. The amount of Contract Value you are able to accumulate in the Contract during the Accumulation Phase and the amount of Annuity Payments we make during the Annuity Phase depend in large part upon the investment performance of the Investment Options you select.

We will not make any changes to your Contract without your permission except as may be required by law.

OWNERSHIP

OWNER
You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. You can change Owners at any time subject to our approval. However, Qualified Contracts can only have one Owner and there may be IRS or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER
A Non-Qualified Contract can be owned by Joint Owners. However, we do not allow Joint Owners to take Partial Annuitizations. Upon the death of either Joint Owner, the surviving Joint Owner will become the primary Beneficiary. We will then treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. You can change Joint Owners under the same conditions as described for an Owner.

ANNUITANT
The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant (and any joint Annuitant). You may change the Annuitant(s) at any time before the Income Date unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You cannot change the Annuitant if the Contract is owned by a non-individual. For Qualified Contracts the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. If you take a Partial Annuitization, the Owner must be the Annuitant and we do not allow the Contract Owner to designate a joint Annuitant.

PAYEE
The Payee is the person or entity you designate (subject to our approval) to receive Annuity Payments during the Annuity Phase. The Owner will receive tax reporting on those payments. For Non-Qualified Contracts an Owner or Annuitant can be the Payee, but it is not required. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee. For all other Qualified Contracts, the Owner is not required to be the Payee, but the Owner cannot transfer or assign his or her rights under the Contract to someone else. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Owner unless the Contract is a Qualified Contract owned by a qualified plan. The Owner can change the Payee at any time, subject to our approval; provided that designation of a Payee is consistent with federal and state laws and regulations.

BENEFICIARY
The Beneficiary is the person(s) or entity you designate at Contract issue to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not designate a Beneficiary, any death benefit will be paid to your estate.

ASSIGNMENT OF A CONTRACT
An authorized request specifying the terms of an assignment of a Contract must be provided to the USAllianz Service Center and approved by us. We will not be liable for any payment made or action taken before we record the assignment. An assignment may be a taxable event. We will not be responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record. Qualified Contracts generally cannot be assigned.

NOTE FOR PARTIAL ANNUITIZATIONS: There can be only one Owner, he/she must be the Annuitant, and we will not allow the Owner to designate a joint Annuitant. Partial Annuitizations are not available to Joint Owners.

2. PURCHASE
--------------------------------------------------------------------------------
PURCHASE PAYMENTS

A Purchase Payment is the money you put into the Contract. To purchase this Contract, all Owners and Annuitant(s) must be age 80 or younger on the Issue Date. The initial Purchase Payment is due on the Issue Date. The Purchase Payment requirements are as follows:

o    The minimum initial payment we will accept is $50,000.

o You can make additional Purchase Payments of at least $250 (or as low as $100 if you select our automatic investment plan) to the Deferral Portion of the Contract.

o YOU CANNOT MAKE ADDITIONAL PURCHASE PAYMENTS TO ANY PORTION OF THE CONTRACT OTHER THAN THE DEFERRAL PORTION. IF YOU EXERCISE EITHER THE IWB OR THE WPB AT CONTRACT ISSUE, OR TAKE A FULL ANNUITIZATION UNDER THE LIB AT CONTRACT ISSUE, YOU WILL BE LIMITED TO MAKING A SINGLE PURCHASE PAYMENT*.

o The maximum total amount we will accept without our prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).

o If we make this Contract available as an Inherited IRA, the death benefit proceeds of the previous tax-qualified investment must be directly transferred into this Contract. A beneficiary can apply the death benefit proceeds from multiple tax-qualified investments that were owned by the same owner to the purchase of an Inherited IRA Contract. We will not accept any other forms of Purchase Payment on an Inherited IRA Contract. The death benefit proceeds cannot be received by the beneficiary and then applied to an Inherited IRA Contract. For more information on Inherited IRA Contracts see section 9, Taxes - Qualified Contracts - Inherited IRA.

* If you initiate an exchange or transfer from another investment product into this Contract before you exercise the IWB or WPB, or take a Full Annuitization under the LIB, we will accept any of this money that we receive after the IWB Date, WPB Date or the Income Date.


PURCHASE PAYMENTS TO QUALIFIED CONTRACTS MUST NOT BE GREATER THAN WHAT IS ALLOWED UNDER FEDERAL LAW AND MUST BE FROM EARNED INCOME OR A QUALIFIED TRANSFER. PURCHASE PAYMENTS TO QUALIFIED CONTRACTS OTHER THAN FROM A QUALIFIED TRANSFER MAY BE RESTRICTED AFTER THE OWNER REACHES AGE 70.


We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment.

This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing a Qualified Contract, you should consider purchasing this Contract for its death benefit, annuity benefits and other non-tax deferral related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether a Qualified Contract is an appropriate investment for you.

AUTOMATIC INVESTMENT PLAN (AIP)


The AIP is a program that allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. The USAllianz Service Center must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month or the next Business Day if the 20th is not a Business Day. The minimum investment that can be made by AIP is $100. You may stop the AIP at any time you want. We need to be notified by the first of the month in order to stop or change the AIP that month. If the AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions. The AIP is not available if the Qualified Contract is funding a plan that is tax qualified under Section 403(b) of the Internal Revenue Code.


ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment to the Investment Options according to your instructions. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them in the same way as your most recent Purchase Payment instructions to us. You may change the allocation of future Purchase Payments without fee, penalty or other charge upon written notice or telephone instructions to the USAllianz Service Center. A change will be effective for Purchase Payments received on or after we receive your notice or instructions. We do not currently accept future allocation instructions from you via email, website, or other electronic communications. This service may be available to you in the future.

Purchase Payment allocation instructions apply equally to all portions of the Contract. You cannot have different allocation instructions, or different Investment Option selections for different Contract portions.

We reserve the right to limit the number of Investment Options that you can invest in at any one time. Currently you can invest in up to 15 of the Investment Options at any one time. We may change this in the future. However, we will always allow you to invest in at least three Investment Options.

Once we receive your initial Purchase Payment and the necessary information, we will issue the Contract and allocate your initial Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to the Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

o    you might have to pay a withdrawal charge on your previous contract;
o    there will be a new withdrawal charge period for this Contract;
o    other charges under this Contract may be higher (or lower); and
o    the benefits may be different.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine that the exchange is in your best interest.

FAXED APPLICATIONS


We will accept Contract applications delivered in writing, and in most states, we will accept applications via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system (whether it is ours, yours, or your registered representative's) can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to the USAllianz Service Center. We do not currently accept applications delivered via email or website. This may be available in the future.


FREE LOOK/RIGHT TO EXAMINE


If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive the value of your Contract plus any deductions we made for taxes and less any payments we have made from the Contract (where permitted) as of the day we receive your request. This may be more or less than your initial Purchase Payment. In certain states we may be required to give you back your Purchase Payment plus any deductions we made for taxes and less any payments we have made from the Contract (where permitted) if you decide to cancel your Contract within ten days after receiving it (or the period required in your state). In addition, if you purchase this Contract as an IRA, you can cancel your Contract within seven days after receiving it and we will refund the Purchase Payment. In cases where we are required to refund the Purchase Payment, we reserve the right to allocate your initial Purchase Payment to the USAZ Money Market Fund until the expiration of the free look period. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Options as you have selected on your application except in California if you are age 60 or older. For Owners in California age 60 or older, we will direct your money to the USAZ Money Market Fund during the free look period unless you specify otherwise on the appropriate form. The free look provision under the Contract is also called the right to examine.


ACCUMULATION UNITS/COMPUTING THE CONTRACT VALUE

Your Contract Value in the subaccounts will go up or down based upon the investment performance of the Investment Option(s) you choose. Your Contract Value will also depend on the charges of the Contract. In order to keep track of your Contract Value, we use a measurement called an Accumulation Unit. During the Annuity Phase if you elect to have us make Traditional Annuity Payments we call this measurement an Annuity Unit. If your Contract includes the TIP and you exercise the LIB, we call this measurement an LIB Unit.

When you make a Purchase Payment, we credit your Contract with Accumulation Units at the daily price next determined after receipt of the Purchase Payment. The daily purchase price is normally determined as of 4:00 p.m. Eastern Time each Business Day, and any Purchase Payment received after 4:00 p.m. Eastern Time will receive the next Business Day's price. The Purchase Payments you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit to your Contract by dividing the amount of the Purchase Payment allocated to a subaccount by the value of the corresponding Accumulation Unit.

Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous Business Day by the net investment factor for the current Business Day. We determine the net investment factor by:

o dividing the net asset value of a subaccount at the end of the current Business Day by the net asset value of the subaccount for the previous Business Day; and
o multiplying this result by one minus the amount of the M&E charge for the current Business Day and any charges for taxes.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day. The value of an Accumulation Unit may go up or down from one Business Day to the next. We calculate the Contract Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

EXAMPLE

o On Wednesday we receive an additional Purchase Payment of $3,000 from you before 4:00 p.m. Eastern Time.
o When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on the Investment Option you chose is $13.25.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with
226.41509 subaccount Accumulation Units for the Investment Option you chose. If the $3,000 payment had been received after 4:00 p.m. Eastern Time, it would have received the next Business Day's price.

3. THE ANNUITY PHASE
--------------------------------------------------------------------------------
You can apply your Contract Value to regular periodic income payments (Annuity Payments). A Full Annuitization occurs when you apply the entire Contract Value to Annuity Payments. A Partial Annuitization occurs when you apply only part of your Contract Value to Annuity Payments. The Payee will receive the Annuity Payments. You will receive tax reporting on those payments. We may require proof of the Annuitant(s)' age before making any LIB Payment or life contingent Traditional Annuity Payment. If the age or sex or the Annuitant(s) are misstated, the amount payable will be the amount that would have been provided at the true age or sex.

INCOME DATE


The  Income  Date  is the  date  that  Annuity  Payments  (LIB  Payments  and/or
Traditional Annuity Payments) will begin. You can select an Income Date at Contract issue. It must fall on either the 1st or 15th of a calendar month. Annuity Payments will begin at least 15 calendar days after your request has been received at the USAllianz Service Center and determined to be in good order.


If the Annuitant(s) meet the age requirements for exercise of the LIB at Contract issue, the earliest Income Date that you can select would be the 1st or the 15th of a calendar month that occurs after the Issue Date. If you elect to have us make Traditional Annuity Payments, the earliest Income Date that you can typically select would be the 1st or the 15th of a calendar month that occurs after the second Contract Anniversary. However, some states may require us to allow you to select an earlier Income Date for Traditional Annuity Payments.

If you do not select an Income Date at Contract issue, we will apply the latest date allowed by the Contract, which is the first day of the calendar month following the later of: a) the older Annuitant's 90th birthday, or b) ten years from the Issue Date. However, if your Contract includes the TIP and you elect to defer Annuity Payments until after an Annuitant's 81st birthday, the LIB will not be available to you. You can make an authorized request for a different Income Date after the Issue Date. Any such request is subject to our approval. The Income Date will never be later than what is permitted under applicable law. An earlier Income Date may be required to satisfy minimum required distribution rules under certain Qualified Contracts.

PARTIAL ANNUITIZATION


PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO EVERYONE. UNDER A PARTIAL ANNUITIZATION THERE CAN BE ONLY ONE OWNER; THE OWNER MUST BE THE ANNUITANT, AND WE WILL NOT ALLOW THE OWNER TO DESIGNATE A JOINT ANNUITANT. PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO JOINT OWNERS.

Partial Annuitizations are not available to you after you take a Full Annuitization. If you take a Full Annuitization, the Accumulation Phase of the Contract will end. You can take one Partial Annuitization every 12 months. THE MAXIMUM NUMBER OF PARTIAL ANNUITIZATIONS WE ALLOW AT ANY ONE TIME IS FIVE. We do not allow you to allocate additional Contract Value to an existing stream of Annuity Payments. If you have four Partial Annuitizations and you would like to take a fifth, you must apply the entire remaining Contract Value to the fifth Partial Annuitization, the Accumulation Phase of the Contract will end, and if either the IWB or WPB were in effect they will terminate and your IWB or WPB Payments will stop. A Partial Annuitization will decrease the amounts available for withdrawals (including IWB or WPB Payments), the Traditional GMDB value, and any additional Annuity Payments. Amounts you apply to a Partial Annuitization and Annuity Payments we make under a Partial Annuitization are not subject to the withdrawal charge.

If your Contract includes the TIP, the minimum amount of Contract Value that you can apply to a Partial Annuitization under the LIB is $25,000 and there must be at least $5,000 of Contract Value remaining in the Contract. If your Contract Value is less than $30,000 the LIB will not be available to you unless we can structure the initial LIB Payment so that it is at least $100. If we are unable to structure the initial LIB Payment so that it is at least $100, the LIB will not be available to you and we will contact you to discuss alternate arrangements. The minimum amount of Contract Value that you can apply to a Partial Annuitization under a traditional Annuity Option is $5,000, and it is our current business practice that the initial Traditional Annuity Payment exceed $50. We will contact you to discuss alternate payment arrangements if the initial Traditional Annuity Payment would be $50 or less. If you take a Partial Annuitization, we will transfer Contract Value from the Deferral Portion, IWB Portion or WPB Portion and apply it to an LIB Portion (if available) and/or Traditional Annuity Portion according to your instructions.

ANNUITY PAYMENTS WE MAKE UNDER A PARTIAL ANNUITIZATION WILL BE TREATED AS A PARTIAL WITHDRAWAL AND NOT AS ANNUITY PAYMENTS FOR TAX PURPOSES. However, once the entire Contract Value has been applied to Annuity Payments, we intend to treat all Annuity Payments received thereafter as annuity payments (and not withdrawals) for tax purposes. If you take a Partial Annuitization(s) and subsequently take a full withdrawal of the remaining Contract Value, on the Business Day you take the full withdrawal, all Annuity Payment streams should be treated as annuity payments (and not withdrawals) for tax purposes.

If the Annuity Payments we make are treated as withdrawals and not annuity payments for tax purposes, this means that any gains in the entire Contract will be considered to be distributed before Purchase Payments. For Non-Qualified Contracts, gains are generally subject to ordinary income tax and Purchase Payments are not. For Qualified Contracts, the entire Annuity Payment we make under a Partial Annuitization will most likely be subject to ordinary income taxes. If you are younger than age 59 1/2, any Contract earnings in the Annuity Payments we make under a Partial Annuitization may be subject to a 10% penalty tax. Partial Annuitizations may also affect the tax treatment of any future Annuity Payments. We may make deductions for premium taxes from partially annuitized amounts. YOU SHOULD CONSULT A TAX ADVISER BEFORE REQUESTING A PARTIAL ANNUITIZATION.

IF YOU DIE AFTER TAKING A PARTIAL ANNUITIZATION, AND THERE IS TRADITIONAL GMDB VALUE AVAILABLE FOR PAYMENT OF A DEATH BENEFIT, DEATH BENEFIT PAYMENT OPTION C WILL NOT BE AVAILABLE. FEDERAL LAW REQUIRES THAT ONCE A PARTIAL ANNUITIZATION HAS BEEN TAKEN WE MUST DISTRIBUTE ANY DEATH BENEFIT WITHIN FIVE YEARS OF THE DATE OF YOUR DEATH. THEREFORE, SINCE DEATH BENEFIT PAYMENT OPTION C ALLOWS FOR PAYMENT OF THE DEATH BENEFIT UNDER A TRADITIONAL ANNUITY OPTION OVER THE LIFETIME OF THE BENEFICIARY IT IS NOT AVAILABLE IN THIS SITUATION.

4. THE TOTAL INCOME PACKAGE (TIP)
--------------------------------------------------------------------------------
The Contract provides an optional package of benefits called the TIP that carries a higher M&E charge. THE TIP WILL AUTOMATICALLY APPLY TO YOUR CONTRACT UNLESS YOU ELECT OTHERWISE AT CONTRACT ISSUE. AFTER WE ISSUE THE CONTRACT, THE TIP CANNOT BE ADDED TO OR REMOVED FROM YOUR CONTRACT. In most states the TIP consists of an Increasing Withdrawals Benefit (IWB), a Withdrawals Plus Benefit
(WPB), and a Lifetime Income Benefit (LIB). These benefits are provided as a package and are not available individually. Not all of these benefits may be available in some states.

The additional M&E charge for the TIP reduces the performance of your selected Investment Options, and in the long term may provide less Contract Value to you than would otherwise be available from the same Contract without the TIP. In addition, if you exercise the LIB, you will also be subject to an annual LIB Fee. We base the LIB Fee on the performance of your selected Investment Options and this expense may reduce the amount of any annual Contract gains that we will apply to future LIB Payments by up to 2%.

We designed the TIP to give you options on how to turn your accumulated retirement assets into a stream of retirement income. The IWB guarantees a minimum amount of income in the form of partial withdrawals, and the maximum amount that you are able to withdraw can increase each year. The WPB guarantees a minimum amount of level lifetime income in the form of partial withdrawals. The LIB provides lifetime income in the form of Annuity Payments that are guaranteed never to be less than the initial payment we make, and the payment amount can increase based on the performance of the Investment Options as frequently as every year. The LIB also provides a Liquidation Value that is available for Excess Withdrawals and/or payment of a death benefit for a limited period of time.

The TIP benefits also contain an automatic "step up" feature. Every five years after you exercise a TIP benefit we will "lock in" any Investment Option gains that are present on an IWB/WPB/LIB Anniversary to the TIP benefits as follows:


o For the IWB, if the Contract Value is greater than the REMAINING IWB value (the amount of money you are able to withdraw under the IWB), we will increase the total IWB value, and we may also increase the IWB Maximum (the maximum IWB Payment you can take each year).
o For the WPB, if the Contract Value is greater than the LAST WPB value we calculated (the amount of money we base your WPB Payment on), we will increase the WPB value and the amount of your WPB Payment.
o For the LIB, if the annual LIB Payment is greater than the LAST Base Payment we calculated (the guaranteed minimum annual payment) we will increase the Base Payment guarantee.


Step ups will continue to happen automatically until the earlier of: a) the older Owner's 91st birthday for the IWB and WPB, and b) the younger Annuitant's 91st birthday for the LIB.

THE TIP BENEFITS DO NOT CREATE CONTRACT VALUE OR GUARANTEE THE PERFORMANCE OF ANY INVESTMENT OPTION. PLEASE REFER TO THE APPLICABLE RIDER TO THE CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE TIP BENEFITS THAT APPLY TO YOUR CONTRACT.


To exercise the LIB, on the Income Date all Annuitant(s) must be at least age 60 and no Annuitant can be over age 80. To exercise the WPB, on the WPB Date the older Owner must be at least age 60 and cannot be over age 80. There are no age restrictions for exercising the IWB. If all of the TIP benefits are available under your Contract, you may be able to exercise the LIB and either the IWB or WPB at the same time. However, you cannot exercise both the IWB and the WPB at the same time.


THE TOTAL INCOME PACKAGE IS INTENDED FOR INDIVIDUALS WHO WANT TO EXERCISE AT LEAST ONE OF THE BENEFITS IT INCLUDES. IF YOU DO NOT INTEND TO EXERCISE ANY OF THE BENEFITS IN THE TIP, THE TIP MAY NOT BE APPROPRIATE FOR YOU BECAUSE IT CARRIES A HIGHER M&E CHARGE. IF YOUR CONTRACT INCLUDES THE TIP AND YOU DO NOT EXERCISE ANY OF THE BENEFITS IT INCLUDES, YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE TIP.


ALTHOUGH THERE IS NO AGE LIMIT ON THE EXERCISE OF THE IWB, THE STEP UP FEATURE DISCONTINUES AT AGE 91. SO, IF YOU DO NOT EXERCISE THE IWB PRIOR TO AGE 86, THIS MAY LIMIT THE AMOUNT YOU CAN WITHDRAW UNDER THE IWB BECAUSE YOU WILL NOT RECEIVE THE BENEFIT OF THE STEP UP IF YOUR CONTRACT VALUE IS GREATER THAN YOUR IWB VALUE ON ANY FIFTH IWB ANNIVERSARY.

IF YOUR CONTRACT INCLUDES THE TIP AND THE OLDER OWNER IS AGE 80 ON THE ISSUE DATE, YOU MUST EXERCISE THE WPB BEFORE THE OLDER OWNER'S 81ST BIRTHDAY OR THE WPB WILL NOT BE AVAILABLE TO YOU AND YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE WPB.

IF YOUR CONTRACT INCLUDES THE TIP AND ANY ANNUITANT IS AGE 80 ON THE ISSUE DATE, YOU MUST EXERCISE THE LIB BEFORE THAT ANNUITANT'S 81ST BIRTHDAY OR THE LIB WILL NOT BE AVAILABLE TO YOU AND YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB. IN ADDITION, IF THERE ARE JOINT ANNUITANTS AND THERE IS MORE THAN A 20-YEAR AGE DIFFERENCE BETWEEN THE JOINT ANNUITANTS, THE LIB WILL NOT BE AVAILABLE TO YOU AND YOU WILL HAVE INCURRED HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY BENEFIT FROM THE LIB.

BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE IF THE TIP IS APPROPRIATE FOR YOUR SITUATION.

IF YOU OWN A QUALIFIED CONTRACT AND YOU HAVE TO TAKE REQUIRED MINIMUM DISTRIBUTIONS FROM THE CONTRACT, YOU MAY NOT BE ABLE TO FULLY UTILIZE ALL OF THE TIP BENEFITS. WE ENCOURAGE PROSPECTIVE OWNERS WHO ARE CONSIDERING PURCHASING QUALIFIED CONTRACTS THAT ARE SUBJECT TO RMD PAYMENTS TO CONSULT A TAX ADVISER REGARDING THESE BENEFITS.

We base the initial payment under each of the TIP benefits* on the greater of:

o        Contract Value, or
o        the TIP value, which is the greater of the:
          - the Quarterly Account Value (QAV), which is the highest Contract Value that occurred at issue or at the end of any Contract Quarter (for more details see the discussion of the "Quarterly Account Value" later in this section); or
          - 5% Step Up Value (5% SUV), which is total Purchase Payments adjusted for partial withdrawals increased by 5% on each Contract Anniversary. The 5% SUV is limited to a maximum of two times total Purchase Payments received in the first five Contract Years reduced proportionately by the percentage of any Contract Value applied to a Partial Annuitization or taken as an Excess Withdrawal (including any withdrawal charge). (For more details see the discussion of the "5% Step Up Value" later in this section.)

The initial WPB Payment also takes into account the age of the older Owner, and the initial LIB Payment takes into account the number of Annuitants and the age of the younger Annuitant.

* Assumes you take a Full Annuitization under the LIB. If you take one or more Partial Annuitizations under the LIB, we base the initial LIB Payment on the amount of Contract Value you apply to the LIB and your age on the Income Date.

IF YOU EXERCISE THE IWB:

o    The Deferral Portion will terminate and the IWB Portion will begin.

o    The Contract  Value will  decrease on a  dollar-for-dollar  basis with each
     withdrawal   (all  IWB  Payments,   Excess   Withdrawals   and/or   Partial
     Annuitizations) from the IWB Portion.

o Each withdrawal from the IWB Portion will reduce the Traditional GMDB value as follows:

     - on a dollar for dollar basis if the Contract Value is greater than or equal to the Traditional GMDB value at the time of withdrawal, or

     - proportionately if the Contract Value is less than the Traditional GMDB value.

o IWB Payments and Excess Withdrawals from the IWB Portion will reduce the TIP value and IWB value as follows:

     - withdrawals taken during the IWB Year that DO NOT exceed the IWB Maximum will reduce the TIP value and IWB value on a dollar for dollar basis,

     - withdrawals taken during the IWB Year that DO exceed the IWB Maximum will reduce the TIP value and IWB value on a dollar for dollar basis if the Contract Value is greater than or equal to the TIP value (or IWB value as appropriate) at the time of withdrawal; and

     - withdrawals taken during the IWB Year that DO exceed the IWB Maximum will reduce the TIP value and IWB value proportionately if the Contract Value is less than the TIP value (or IWB value as appropriate) at the time of withdrawal.

o Partial Annuitizations from the IWB Portion will reduce the TIP value and IWB value as follows:

     - on a dollar for dollar basis if the Contract Value is greater than or equal to the TIP value (or IWB value as appropriate) at the time of annuitization; or

     - proportionately if the Contract Value is less than the TIP value (or IWB value as appropriate).

Excess Withdrawals and/or Partial Annuitizations from the IWB Portion will not affect the IWB Payment amount or frequency, but they may decrease the time over which you will receive IWB Payments.

IF YOU EXERCISE THE WPB:

o If you have not exercised the IWB, the IWB will no longer be available to you, and the Deferral Portion will terminate.
o If you have exercised the IWB, IWB Payments will stop, and both the IWB and the IWB Portion will terminate.
o    The WPB Portion will begin.
o The Contract Value will decrease on a dollar-for-dollar basis with each withdrawal (all WPB Payments, Excess Withdrawals and/or Partial Annuitizations) from the WPB Portion.
o Each withdrawal from the WPB Portion will reduce the Traditional GMDB value as follows:
     - on a dollar for dollar basis if the Contract Value is greater than or equal to the Traditional GMDB value at the time of withdrawal, or
     - proportionately if the Contract Value is less than the Traditional GMDB value.
o    Each WPB Payment will reduce the TIP value on a dollar for dollar basis.
o Each Excess Withdrawal and/or Partial Annuitization from the WPB Portion will reduce the TIP value as follows:
     - on a dollar for dollar basis if the Contract Value is greater than or equal to the TIP value at the time of withdrawal or annuitization, or
     -    proportionately if the Contract Value is less than the TIP value.
o The WPB value and WPB Payments will decrease proportionately if you take any Excess Withdrawals and/or Partial Annuitizations from the WPB Portion.

If you take Excess Withdrawals and/or Partial Annuitizations from the WPB Portion that reduce your WPB Payment to a level where we are unable to structure the WPB Payment so that it is at least $100, you must take an Excess Withdrawal of the entire Contract Value, WPB Payments will stop, and both the WPB and the WPB Portion will terminate.

IF YOU EXERCISE THE LIB UNDER A FULL ANNUITIZATION:

o If you have not exercised the IWB or WPB, the IWB and the WPB will no longer be available to you, and the Deferral Portion of the Contract will terminate.
o If you exercised the IWB, IWB Payments will stop, both the IWB and the IWB Portion will terminate, and the WPB will no longer be available.
o If you exercised the WPB, WPB Payments will stop, and both the WPB and the WPB Portion will terminate.
o    The Traditional GMDB rider will terminate.
o    The LIB Portion will begin.
o Excess Withdrawals of the Liquidation Value will immediately reduce the Base Payment and all future LIB Payments.

IF YOU EXERCISE THE LIB UNDER A PARTIAL ANNUITIZATION:

o    An LIB Portion will begin.
o If you have not exercised the IWB or WPB, the Deferral Portion of the Contract will continue.
o    If you exercised the IWB:
     -    The IWB Portion of the Contract will continue.
     - The IWB Payments will continue with no change to payment amount or frequency, but the amount of time over which you will receive IWB Payments may decrease.
     - withdrawals (all IWB Payments, any Excess Withdrawals and/or additional Partial Annuitizations) from the IWB Portion will not affect LIB Payments or the Liquidation Value available under an LIB Portion.
o    If you exercised the WPB:
     -    The WPB Portion of the Contract will continue.
     - WPB Payments will continue, but they will decrease proportionately based on the amount of Contract Value you apply to the LIB. However, if the Partial Annuitization reduces the WPB Payment to a level where we are unable to structure the WPB Payment so that it is at least $100, you must take an Excess Withdrawal of the entire Contract Value, WPB Payments will stop, and both the WPB and the WPB Portion will terminate.
     - withdrawals (all WPB Payments, Excess Withdrawals and/or Partial Annuitizations) from the WPB Portion will not affect LIB Payments or the Liquidation Value available under an LIB Portion.
o Excess Withdrawals of the Liquidation Value and LIB Payments will not affect any IWB Payments or WPB Payments, or the Contract Value available under the other Contract portions. However, Excess Withdrawals of the Liquidation Value will immediately reduce the Base Payment and all future LIB Payments.

In addition, if you exercise the LIB and either the IWB or WPB at the same time, all payments (LIB Payments and either IWB Payments or WPB Payments) will be treated as withdrawals and not annuity payments for tax purposes. However, once the entire Contract Value has been applied to Annuity Payments, we intend to treat all Annuity Payments received thereafter as annuity payments (and not withdrawals) for tax purposes.

Under the TIP the Owner controls:

o when to exercise a benefit (subject to certain age restrictions and Qualified Contract limitations),
o    which benefit(s) to exercise,
o    the frequency of benefit payments,
o Excess Withdrawals and/or Partial Annuitizations (subject to certain restrictions), and
o if you take a Partial Annuitization under the LIB, how much Contract Value to apply to the benefit (subject to certain restrictions).

Under the IWB the Owner also selects the amount of the IWB Payment (subject to the IWB Maximum) and whether to start or stop payments on an annual basis. Owners do not have this flexibility under either the WPB or the LIB.

COMPARING THE TIP BENEFITS

THE IWB provides a flexible payment stream, but payments are not guaranteed for life and you could outlive your payment stream. THE WPB provides a level payment stream for life with the potential to accumulate a more substantial amount of Contract Value that will be available for withdrawal, annuitization, and payment of a death benefit as compared to what may be available under the IWB or LIB. However, WPB Payments are relatively modest when compared to the potential payments available under the IWB or LIB. THE LIB provides the highest potential payments under any of the TIP benefits, but liquidity is more limited than under the IWB or WPB. In addition, it is possible that you would receive less than your investment in the Contract under the LIB if the Annuitant(s) die shortly after the Liquidation Value stops being available.

SWITCHING BETWEEN TIP BENEFITS

If more than one TIP benefit is available under your Contract, you may be able to switch between them. You can switch IWB Payments to WPB Payments, LIB Payments and/or Traditional Annuity Payments. You can switch WPB Payments to LIB Payments and/or Traditional Annuity Payments. However, you cannot switch WPB Payments to IWB Payments, and you cannot switch LIB Payments to any other type of payment. You also cannot transfer any amounts allocated to an LIB Portion back to the Deferral, IWB or WPB Portion. We also do not allow you to allocate additional Contract Value to an existing stream of Annuity Payments. You must wait at least 12 months from the date of any prior conversion (Partial Annuitization, IWB exercise, or WPB exercise) before you can switch your form of payment.

If you switch IWB Payments to:

o WPB Payments, IWB Payments will stop, and both the IWB and the IWB Portion will terminate.
o LIB Payments and/or Traditional Annuity Payments through a Partial Annuitization, your IWB value will decrease as if you took an Excess Withdrawal, but the periodic amount and frequency of your IWB Payments will not change. However, the amount of time over which we will make IWB Payments may decrease.
o LIB Payments and/or Traditional Annuity Payments through a Full Annuitization, IWB Payments will stop, both the IWB and the IWB Portion will terminate, and the WPB will no longer be available to you.

If you switch WPB Payments to:
o LIB Payments and/or Traditional Annuity Payments through a Partial Annuitization, your WPB value and WPB Payment amount will decrease proportionately as if you took an Excess Withdrawal.
o LIB Payments or Traditional Annuity Payments through a Full Annuitization, WPB Payments will stop, and both the WPB and the WPB Portion will terminate.

CANCELING TIP BENEFITS

ONCE YOU EXERCISE A TIP BENEFIT YOU CANNOT CANCEL IT. However, you may be able to terminate the benefit by taking a full withdrawal, taking a Full Annuitization, or switching to another type of payment (if available). You can terminate the IWB or WPB by taking an Excess Withdrawal of the entire Contract Value, or taking a Full Annuitization. You can terminate an LIB Portion by taking an Excess Withdrawal of the entire Liquidation Value available under the LIB Portion, but the Liquidation Value is only available for a limited period of time. Taking an Excess Withdrawal of the entire Contract Value after you exercise a TIP benefit may result in you receiving less money than you would have received under the applicable TIP benefit.

QUARTERLY ACCOUNT VALUE

THE QAV IS ONLY CALCULATED UNDER THE DEFERRAL PORTION OF THE CONTRACT AND IS ONLY AVAILABLE BY EXERCISING ONE OF THE TIP BENEFITS. The QAV on the Issue Date is equal to your initial Purchase Payment.

On each Business Day other than a Quarterly Anniversary, the QAV is equal to:
o    the QAV on the immediately preceding Business Day,
o    plus any additional Purchase Payments received that day, and
o    reduced by any QAV adjusted partial withdrawal taken that day.

On every Quarterly Anniversary before the older Owner's 91st birthday, the QAV is equal to:
o    The greater of (a) or (b) where:
     (a)  = the QAV as of the immediately preceding Business Day, and
     (b)  = the Contract Value on that day.
o    Plus any additional  Purchase Payments received that Quarterly Anniversary.
o    Reduced by any QAV adjusted partial withdrawal taken that day.

Beginning with the Quarterly Anniversary that occurs on or after the older Owner's 91st birthday, we calculate the QAV in the same way that we do on any Business Day other than a Quarterly Anniversary.

QAV ADJUSTED PARTIAL WITHDRAWAL =  PW  X  PQAV

     PW = The amount of the partial withdrawal (including any applicable withdrawal charge) or Partial Annuitization.

     PQAV = The greater of one, or (a) divided by (b) where:
          (a) = the QAV on the day of (but before) the partial withdrawal or Partial Annuitization.
          (b) = the Contract Value on the day of (but before) the partial withdrawal or Partial Annuitization.

ANY WITHDRAWALS OR PARTIAL ANNUITIZATIONS YOU TAKE FROM THE DEFERRAL PORTION MAY REDUCE THE QAV BY MORE THAN THE AMOUNT WITHDRAWAN OR ANNUITIZED. If the Contract Value at the time of withdrawal or annuitization is greater than or equal to the QAV, we will reduce the QAV by the dollar amount withdrawn or annuitized. If the Contract Value at the time of withdrawal or annuitization is less than the QAV, we will reduce the QAV by more than the amount withdrawn or annuitized.

Please see Appendix B for examples of the calculations of the QAV.

5% STEP UP VALUE

THE 5% SUV IS ONLY CALCULATED UNDER THE DEFERRAL PORTION OF THE CONTRACT AND IS ONLY AVAILABLE BY EXERCISING ONE OF THE TIP BENEFITS. The 5% SUV on the Issue Date is equal to your initial Purchase Payment.

On each Business Day other than a Contract Anniversary, the 5% SUV is equal to:
o    its value on the immediately preceding Business Day,
o    plus any additional Purchase Payments received that day, and
o    reduced by any 5% SUV adjusted partial withdrawal taken that day.

On the first Contract Anniversary the 5% SUV is equal to:
o    b + [ 1.05 x (a - b) ], where:
     a    = the 5% SUV as of the immediately preceding Business Day, and
     b    = Purchase Payments received more than 90 days after the Issue Date.
o    Plus any additional Purchase Payments received that day.
o    Reduced by any 5% SUV adjusted partial withdrawal taken that day.

On the second and later Contract Anniversaries before the older Owner's 91st birthday, the 5% SUV is equal to:
o    d + [ 1.05 x (c - d + (0.05 x e)) ], where:
     c    = the 5% SUV as of the immediately preceding Business Day,
     d    = Purchase Payments received during the last Contract Year, and
     e = Purchase Payments received during the Contract Year that began two years ago, excluding* any Purchase Payments received within 90 days of the Issue Date.
o    Plus any additional Purchase Payments received that day.
o    Reduced by any 5% SUV adjusted partial withdrawal taken that day.

*    This exclusion only applies on the second Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after the older Owner's 91st birthday, we calculate the 5% SUV in the same way that we do on any Business Day other than a Contract Anniversary.

We limit the 5% SUV to a maximum of two times total Purchase Payments received in the first five Contract Years reduced proportionately by the percentage of any Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge).

5% SUV ADJUSTED PARTIAL WITHDRAWAL =  PW  X  PSUV

     PW = The amount of the partial withdrawal (including any applicable withdrawal charge) or Partial Annuitization.

     PSUV = The greater of one, or (a) divided by (b) where:
          (a) = the 5% SUV on the day of (but before) the partial withdrawal or Partial Annuitization.
          (b) = the Contract Value on the day of (but before) the partial withdrawal or Partial Annuitization.

ANY WITHDRAWALS OR PARTIAL ANNUITIZATIONS YOU TAKE FROM THE DEFERRAL PORTION MAY REDUCE THE 5% SUV BY MORE THAN THE AMOUNT WITHDRAWN OR ANNUITIZED. If the Contract Value at the time of withdrawal or annuitization is greater than or equal to the 5% SUV, we will reduce the 5% SUV by the dollar amount withdrawn or annuitized. If the Contract Value at the time of withdrawal or annuitization is less than the 5% SUV, we will reduce the 5% SUV by more than the amount withdrawn or annuitized.

Please see Appendix B for examples of the calculations of the 5% SUV.

4.a THE INCREASING WITHDRAWALS BENEFIT (IWB)
--------------------------------------------------------------------------------
The IWB guarantees a minimum amount of income in the form of partial withdrawals (IWB Payments), and the maximum amount you are able to withdraw (IWB Maximum) can increase each year. In addition, we will increase the total amount of money you are able to withdraw (the IWB value) EVERY FIVE YEARS after you exercise the IWB and before the older Owner's 91st birthday TO "LOCK IN" ANY INVESTMENT OPTION GAINS that are present in the remaining Contract Value. However, the IWB does not create Contract Value or guarantee the performance of any Investment Option. Please refer to the applicable rider to the Contract for the specific terms and conditions of the IWB. BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE IF THE IWB IS APPROPRIATE FOR YOUR SITUATION.

There are no age requirements for exercising the IWB, and you can choose to exercise the IWB at Contract issue. The IWB Date is the date that we will begin to make IWB Payments to you. The earliest possible IWB Date you can select would be the 1st or 15th of a calendar month that occurs after we issue the Contract.

If you exercise the IWB you can no longer make additional Purchase Payments after the IWB Date. However, if you initiate an exchange or transfer from another investment product into this Contract before you exercise the IWB we will accept any of this money we receive after the IWB Date, and on the Business Day we receive the money we will increase your Contract Value and recalculate your IWB Payment as if the money had been present on the IWB Date. This will directly increase:

o    the IWB value,
o    the TIP value,
o    the dollar amount available under the IWB Maximum, and
o    the amount of your next IWB Payment.

THE IWB WILL TERMINATE UPON THE EARLIEST OF:

o    the  Business  Day you take an Excess  Withdrawal  of the  entire  Contract
     Value,
o    the Business Day that the IWB value and Contract Value are both zero,
o    the Business Day before the WPB Date if you exercise of the WPB,
o    the Business Day before the Income Date that you take a Full Annuitization,
o    Contract termination, or
o the death of any Owner (unless the deceased Owner's spouse continues the Contract as the new Owner).

IWB PAYMENTS AND THE IWB MAXIMUM

In order to begin receiving IWB Payments, you must submit an IWB Payment election form to the USAllianz Service Center. IWB Payments will begin at least 15 calendar days after your request has been received at the USAllianz Service Center and determined to be in good order.

The Owner can elect to receive IWB Payments on an annual, semi-annual, quarterly, monthly or semi-monthly basis. Monthly and semi-monthly payments are only available through an electronic transfer of funds. Each IWB Payment amount will be equal to the annual IWB Payment divided by the number of payments we will make during the IWB Year. If the scheduled IWB Payment date does not fall on a Business Day, we will make payment to you on the next Business Day.

If you exercise the IWB, we will make IWB Payments based on the initial IWB value (for more information see "The IWB Value" discussion later in this section). The Owner selects both the amount of the IWB Payment and the amount it will increase each year subject to the IWB Maximum. The IWB Maximum is the largest annual IWB Payment that is available to you each IWB Year. You cannot request IWB Payments that would exceed the IWB Maximum in a given IWB Year. The IWB Maximum for the first IWB Year is 5% of the initial IWB value, and it increases by 5% each year after that*. This means that you can receive up to 5% of the initial IWB value in the first IWB Year, and you can receive up to 5.25% of the initial IWB value in the second year, and so on. The more you increase your IWB Payments, the sooner we will pay the IWB value out to you and the sooner IWB Payments may stop.

* If the IWB value experiences a step up, we will also step up the IWB Maximum to equal 5% of the new IWB value if that is greater than the current IWB Maximum. The IWB Maximum will then continue to increase by 5% each year after that.

IWB Payments are non-cumulative, which means that if you elect to receive less than the IWB Maximum in a given year, it will not carry over to the next IWB Year.

The initial IWB Payment must be at least $100. If we are unable to structure the initial IWB Payment so that it is at least $100, the IWB will not be available to you and we will contact you to discuss alternate arrangements. For Qualified Contracts, as a courtesy we will increase IWB Payments to equal any required minimum distribution that may be due from the Contract. This increase will not be subject to a withdrawal charge, but it will be treated as an Excess Withdrawal if it causes you to exceed the IWB Maximum.

IF YOU REQUEST AN EXCESS WITHDRAWAL AND/OR PARTIAL ANNUITIZATION WHILE RECEIVING IWB PAYMENTS AND THE AMOUNT YOU REQUEST PLUS YOUR IWB PAYMENTS EXCEEDS THE IWB MAXIMUM FOR THAT IWB YEAR, THE AMOUNT THAT EXCEEDS THE IWB MAXIMUM WILL BE SUBJECT TO ANY APPLICABLE WITHDRAWAL CHARGE* AND WILL REDUCE:

o    THE CONTRACT VALUE,
o    THE IWB  VALUE,  WHICH  DETERMINES  THE  AMOUNT  AVAILABLE  FOR  FUTURE IWB
     PAYMENTS,
o THE TIP VALUE, WHICH DETERMINES THE AMOUNT AVAILABLE FOR FUTURE LIB PAYMENTS AND/OR TRADITIONAL ANNUITY PAYMENTS, AND
o    THE TRADITIONAL GMDB VALUE.

* Amounts paid as part of a required minimum distribution or taken as a Partial Annuitization are never subject to a withdrawal charge.

If you request an Excess Withdrawal and/or Partial Annuitization while you are receiving IWB Payments you can instruct us to stop IWB Payments that are due for the remainder of the IWB Year. Other than that, once each IWB Year the Owner can elect to:

o    change the frequency of IWB Payments for next year.
o    change the amount of next year's IWB Payment.
o    change the amount that next year's IWB Payment will increase.
o    stop IWB Payments for the next IWB Year.
o switch some or all of your IWB Payments to LIB Payments and/or Traditional Annuity Payments (if you satisfy all appropriate requirements).
o switch all of your IWB Payments to WPB Payments (if you satisfy all appropriate requirements), in which case IWB Payments will stop, and both the IWB and the IWB Portion will terminate.

You must wait at least 12 months from the date of any prior conversion (the IWB Date or the Income Date you switched some of your IWB Payments to Annuity Payments) before you can switch IWB Payments to another form of payment. You must provide notice of your intent to switch IWB Payments to the USAllianz Service Center. If you satisfy all appropriate requirements, we will effect the change on the next available WPB Date or Income Date.

For all other changes to IWB Payments, you must provide notice of any requested change to IWB Payments to the USAllianz Service Center at least 30 days before the IWB Anniversary. We will effect any change on the IWB Anniversary and the change will remain in effect for the entire following IWB Year.

We will deduct each IWB Payment pro rata from the Investment Options. We will continue to allocate the Contract Value among the Investment Options according to your instructions while the IWB is in effect. You can also continue to make transfers between the Investment Options (subject to certain restrictions set out in section 6, Investment Options - Transfers) while the IWB is in effect.

You can continue to receive IWB Payments until the IWB value is exhausted, even if you have no remaining Contract Value. If there is Contract Value remaining after you exhaust the IWB value, we will pay the Contract Value to you if it is less than $5,000 (less any deduction we make for premium tax). However if your remaining Contract Value is at least $5,000, you can instead elect to:

o continue the Contract until the next IWB value step up, and then begin taking IWB Payments from the increased IWB value; or
o    exercise the WPB (if you satisfy all appropriate requirements); and/or
o have us make either LIB Payments or Traditional Annuity Payments (if you satisfy all appropriate requirements).

TAXATION OF IWB PAYMENTS

IWB Payments are withdrawals and will be treated as such for tax purposes. This means that for Non-Qualified Contracts, Contract gains from the entire Contract are considered to be distributed first and are subject to income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. For Qualified Contracts, the entire IWB Payment will most likely be subject to income tax. In addition, IWB Payments may be subject to premium taxes and if any Owner is younger than age 59 1/2, any Contract earnings in the IWB Payments we make may also be subject to a 10% penalty tax. IWB Payments are not subject to a withdrawal charge as long as you withdraw no more than your IWB Maximum or the required minimum distribution amount in any IWB Year.

THE IWB VALUE

On the IWB Date, the initial IWB value is equal to the greater of:

o    the Contract Value, or
o the TIP value, which is the greater of: a) the QAV, or b) the 5% SUV. (For more details on the QAV or 5% SUV see the discussion of the "Quarterly Account Value" and "5% Step Up Value" in section 4, The Total Income Package).

Beginning on the IWB Date, the IWB value and TIP value will immediately decrease with each IWB adjusted partial withdrawal. An IWB adjusted partial withdrawal is an IWB Payment, Excess Withdrawal and/or Partial Annuitization from the IWB Portion.

IWB ADJUSTED  PARTIAL  WITHDRAWALS  ARE EQUAL TO THE  FOLLOWING:
FPWA + (RPWA X IWBA)

     FPWA = The amount of the IWB adjusted partial withdrawal that together with any other previous IWB adjusted partial withdrawals taken during the IWB Year, do not exceed the IWB Maximum. However, if you take a Partial Annuitization from the IWB Portion, the entire amount of the Partial Annuitization will be included in the RPWA portion of this formula.
     RPWA = The  remaining  amount  of  the  IWB  adjusted  partial  withdrawal, including any applicable withdrawal charge.
     IWBA = The greater of one, or (a) divided by (b) where:
          (a) = the IWB value or TIP value on the day of (but before) the IWB adjusted partial withdrawal.
          (b) = the Contract Value on the day of (but before) the IWB adjusted partial withdrawal.

ANY PARTIAL ANNUITIZATIONS, OR ANY IWB PAYMENTS OR EXCESS WITHDRAWALS THAT ARE IN EXCESS OF THE IWB MAXIMUM IN AN IWB YEAR, MAY REDUCE THE IWB VALUE AND TIP VALUE BY MORE THAN THE AMOUNT WITHDRAWN OR ANNUITIZED, AND MAY DECREASE THE AMOUNT OF TIME OVER WHICH YOU WILL RECEIVE IWB PAYMENTS. If the Contract Value is greater than the IWB value (or TIP value as appropriate) at the time of withdrawal or annuitization, we will reduce the IWB value (or TIP value) by the dollar amount withdrawn or annuitized. If the Contract Value is less than the IWB value (or TIP value as appropriate) at the time of withdrawal or annuitization, we will reduce the IWB value (or TIP value) by more than the amount withdrawn or annuitized.

On every fifth IWB Anniversary before the older Owner's 91st birthday we will automatically step up the IWB value to equal the Contract Value if that amount is greater than the IWB value. If we step up the IWB value we will also step up the IWB Maximum to equal 5% of the increased IWB value if that amount is greater than the current IWB Maximum.

If you make no Excess Withdrawals or Partial Annuitizations while the IWB is in effect, and your IWB value experiences no step ups, and you take the IWB Maximum each year as an annual IWB Payment, we would pay the initial IWB value to you within 15 years. If you take an Excess Withdrawal or Partial Annuitization while you are receiving IWB Payments we will pay the IWB value to you sooner. If we step up the IWB value and/or you take less than the IWB Maximum as your IWB Payment, we will pay the IWB value to you over a longer period of time.

IWB EXAMPLES

EXAMPLE OF THE IWB STEP UP ON THE IWB VALUE AND THE IWB MAXIMUM

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP. You do not make any additional Purchase Payments.
o You exercise the IWB at Contract issue and you have not taken any withdrawals before the IWB Date.
o    You are the only Owner and are age 65 on the IWB Date.
o    On the Issue Date the QAV and 5% SUV are both equal to $100,000.
o On the IWB Date your initial IWB value is equal to the greater of Contract Value ($99,800) or the TIP value (which is the greater of the QAV or 5% SUV and both are equal to $100,000).
o Your initial IWB Maximum is 5% of the initial IWB value = 5% x $100,000 = $5,000.
o You elect to receive an IWB Payment equal to the IWB Maximum each year and take no Excess Withdrawals or Partial Annuitizations while receiving IWB Payments.

 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
                             CONTRACT    IWB VALUE   IWB MAXIMUM                                CONTRACT    IWB VALUE  IWB MAXIMUM
                               VALUE                                                              VALUE
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 On the IWB Date             $99,800     $100,000       $5,000
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 1st IWB Anniversary         $96,000     $  95,000      $5,250        6th IWB Anniversary       $72,800     $71,819       $6,700
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 2nd IWB Anniversary         $88,500     $  89,750      $5,513        7th IWB Anniversary       $63,050     $65,118       $7,036
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 3rd IWB Anniversary         $87,300     $  84,238      $5,788        8th IWB Anniversary       $62,000     $58,083       $7,387
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 4th IWB Anniversary         $82,400     $  78,449      $6,078        9th IWB Anniversary       $51,500     $50,695       $7,757
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 5th IWB Anniversary                                                  10th IWB Anniversary
 before the step up          $78,200     $  72,372      $6,381        before the step up        $41,800     $42,939       $8,144
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------
 5TH IWB ANNIVERSARY AFTER                                            10TH IWB ANNIVERSARY
 THE STEP UP                 $78,200     $  78,200      $6,381        AFTER THE STEP UP         $41,800     $42,939       $8,144
 --------------------------- ----------- ----------- -------------    ------------------------- ----------- ---------- -------------

o In this example the IWB value was stepped up on the fifth IWB Anniversary because the Contract Value was greater than the IWB value. However, the IWB Maximum was not stepped up because the current IWB Maximum ($6,381) was greater than 5% of the increased IWB value (5% x $78,200 = $3,910).
o There was no step up to either the IWB value or the IWB Maximum on the tenth IWB Anniversary in this example because the Contract Value was less than the IWB value.
o If on the tenth IWB Anniversary the Contract Value had grown to $175,000, the remaining IWB value would be stepped up $175,000. The IWB Maximum would also be stepped up because 5% of the increased IWB value (5% x $175,000 = $8,750) is greater than the current IWB Maximum ($8,144). In this instance the IWB Maximum for the 11th IWB Year would increase to $8,750 and it can increase by 5% on each IWB Anniversary after that.

EXAMPLE OF THE EFFECT OF AN EXCESS WITHDRAWAL ON IWB PAYMENTS

o Continue the assumptions from the previous example except that you elect to receive $200 per month as your IWB Payment. If you do not take any Excess Withdrawals you would receive $2,400 of IWB Payments over the course of each IWB Year without incurring a withdrawal charge.

      IF YOU TAKE A $500 EXCESS WITHDRAWAL IN THE FIRST IWB YEAR AFTER RECEIVING THE EIGHTH MONTHLY IWB PAYMENT: The total partial withdrawals (IWB Payments and the Excess Withdrawal) for the IWB Year = $2,400 + $500 = $2,900. Because the total partial withdrawals are less than the $5,000 IWB Maximum, none of the withdrawals will be subject to the withdrawal charge.

      IF YOU TAKE A $3,800 EXCESS WITHDRAWAL IN THE FIRST IWB YEAR AFTER RECEIVING THE EIGHTH MONTHLY IWB PAYMENT: The total partial withdrawals for the IWB Year = $2,400 + $3,800 = $6,200. Because the total partial withdrawals are greater than the $5,000 IWB Maximum, some of the withdrawals will be subject to the withdrawal charge. We determine which withdrawals are subject to the withdrawal charge as follows:

          The IWB Maximum for the first IWB Year                          $5,000
          First eight IWB Payments                                       - 1,600
                                                                         -------
          Remaining IWB Maximum                                           $3,400
          Portion of the Excess Withdrawal that
              is subject to the withdrawal charge = $3,800 - $3,400 =       $400
                                                                             ===

          In addition, because the Excess Withdrawal exhausts the IWB Maximum for the year, the four remaining IWB Payments will also be subject to a withdrawal charge. To avoid a withdrawal charge you could instruct us to stop IWB Payments for the remainder of the year.


4.b THE WITHDRAWALS PLUS BENEFIT (WPB)
--------------------------------------------------------------------------------
The WPB guarantees a minimum amount of level lifetime income in the form of partial withdrawals (WPB Payments). In addition, we will increase both the amount of money we base your WPB Payments on (the WPB value) and the amount of your WPB Payment every five years after you exercise the WPB and before the older Owner's 91st birthday to "lock in" any Investment Option gains that are present in the remaining Contract Value. However, the WPB does not create Contract Value or guarantee the performance of any Investment Option. Please refer to the applicable rider to the Contract for the specific terms and conditions of the WPB. BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE IF THE WPB IS APPROPRIATE FOR YOUR SITUATION.

To exercise the WPB the older Owner must be at least age 60 and cannot be over age 80 on the WPB Date. If the older Owner meets the age requirement for exercise of the WPB at Contract issue, the earliest possible WPB Date you can select would be the 1st or 15th of a calendar month that occurs after we issue the Contract.

If you exercise the WPB you can no longer make additional Purchase Payments after the WPB Date. However, if you initiate an exchange or transfer from another investment product into this Contract before you exercise the WPB and we will accept any of this money we receive after the WPB Date, and on the Business Day we receive the money we will increase your Contract Value and recalculate your WPB Payment as if the money had been present on the WPB Date. This will directly increase:

o   the WPB value,
o   the TIP value, and
o   the amount of your next WPB Payment.

THE WPB WILL TERMINATE UPON THE EARLIEST OF:

o the Business Day you take an Excess Withdrawal of the entire Contract Value (if you take Excess Withdrawals and/or Partial Annuitizations that reduce WPB Payments to a level where we are unable to structure the WPB Payment so that it is at least $100, you must take an Excess Withdrawal of the entire Contract Value),
o    the Business Day before the Income Date that you take a Full Annuitization,
o    Contract termination, or
o    the death of:
     - the Owner, if there is no Joint Owner.
     - any  Owner,  if there are Joint  Owners and they are not  spouses.

     - the older Owner, if there are Joint Owners and they are spouses.

WPB PAYMENTS

In order to begin receiving lifetime WPB Payments, you must submit a WPB Payment election form to the USAllianz Service Center. WPB Payments will begin at least 15 calendar days after your request has been received at the USAllianz Service Center and determined to be in good order.

The Owner can elect to receive lifetime WPB Payments on an annual, semi-annual, quarterly, monthly or semi-monthly basis. Monthly and semi-monthly payments are only available through an electronic transfer of funds. Each WPB Payment amount will be equal to the annual WPB Payment divided by the number of payments we will make during the WPB Year. If the scheduled WPB Payment date does not fall on a Business Day, we will make payment to you on the next Business Day.

If you exercise the WPB, we will make WPB Payments based on the WPB value (for more information see "The WPB Value" discussion later in this section) and the age of the older Owner as follows:

          AGE OF OLDER OWNER ON THE          ANNUAL WPB PAYMENT
                                              AS A PERCENTAGE
                   WPB DATE                   OF THE WPB VALUE
                   --------                   ----------------
                   60 to 73                          5%
                   74 to 80                          6%

THE PERCENTAGE OF WPB VALUE YOU RECEIVE AS AN ANNUAL WPB PAYMENT WILL NOT CHANGE AFTER THE WPB DATE.

The initial WPB Payment must be at least $100. If we are unable to structure the initial WPB Payment so that it is at least $100, the WPB will not be available to you and we will contact you to discuss alternate arrangements. For Qualified Contracts, as a courtesy we will increase WPB Payments to equal any required minimum distribution that may be due from the Contract. This increase will not be subject to a withdrawal charge, but it will be treated as an Excess Withdrawal, and as such it may cause the WPB to terminate.

EXCESS WITHDRAWALS ARE SUBJECT TO A WITHDRAWAL CHARGE*. EXCESS WITHDRAWALS AND/OR PARTIAL ANNUITIZATIONS FROM THE WPB PORTION WILL REDUCE:

o    THE CONTRACT VALUE,
o    THE WPB VALUE AND FUTURE WPB PAYMENTS,
o THE TIP VALUE, WHICH DETERMINES THE AMOUNT AVAILABLE FOR FUTURE LIB PAYMENTS AND/OR TRADITIONAL ANNUITY PAYMENTS, AND
o    THE TRADITIONAL GMDB VALUE.
* Amounts paid as part of a required minimum distribution are never subject to a withdrawal charge.

Once you exercise the WPB you cannot elect to stop your payments except by taking Excess Withdrawals, Partial Annuitizations, or switching your WPB Payments to Annuity Payments. You must wait at least 12 months from the date of any prior conversion (the WPB Date or the Income Date you switched some of your WPB Payments to Annuity Payments) before you can switch WPB Payments to LIB Payments or Traditional Annuity Payments. You must provide notice of your intent to switch WPB Payments to the USAllianz Service Center. If you satisfy all appropriate requirements, we will effect the change on the next available Income Date.

Once each WPB Year the Owner can also elect to change the frequency of WPB Payments for next WPB Year. You must provide notice of any requested change to WPB Payment frequency to the USAllianz Service Center at least 30 days before the WPB Anniversary. We will change the payment frequency on the WPB Anniversary and the change will remain in effect for the entire following WPB Year.

We will deduct each WPB Payment pro rata from the Investment Options. We will continue to allocate the Contract Value among the Investment Options according to your instructions while the WPB is in effect. You can also continue to make transfers between the Investment Options (subject to certain restrictions set out in section 6, Investment Options - Transfers) while the WPB is in effect.

If you exhaust your Contract Value, you will continue to receive WPB Payments until the WPB terminates. If you take no Excess Withdrawals and/or Partial Annuitizations while the WPB is in effect, WPB Payments will continue until the death of:

o   the Owner, if there is no Joint Owner.
o   any Owner, if there are Joint Owners and they are not spouses.
o   the older Owner, if there are Joint Owners and they are spouses.

TAXATION OF WPB PAYMENTS

WPB Payments are withdrawals and will be treated as such for tax purposes. This means that for Non-Qualified Contracts, Contract gains from the entire Contract are considered to be distributed first and are subject to income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. For Qualified Contracts, the entire WPB Payment will most likely be subject to income tax. In addition, WPB Payments may be subject to premium taxes and if any Owner is younger than age 59 1/2, any Contract earnings in the WPB Payments we make may also be subject to a 10% penalty tax. WPB Payments are not subject to a withdrawal charge.



THE WPB VALUE

On the WPB Date, the initial WPB value is equal to the greater of:

o    the Contract Value, or
o    the TIP value.

If you have not exercised the IWB, the TIP value is equal to the greater of: a) the QAV, or b) the 5% SUV. (For more details on the QAV or 5% SUV see the discussions of the "Quarterly Account Value" and "5% Step Up Value" in section 4, The Total Income Package). If you have exercised the IWB, the TIP value is carried over from the IWB Portion.

Beginning on the WPB Date, the TIP value will immediately decrease with each WPB Payment, Excess Withdrawal and/or Partial Annuitization from the WPB Portion. HOWEVER, THE WPB VALUE WILL ONLY DECREASE IF YOU TAKE AN EXCESS WITHDRAWAL AND/OR PARTIAL ANNUITIZATION FROM THE WPB PORTION.

WE REDUCE THE TIP VALUE ACCORDING TO THE FOLLOWING FORMULA: FPWB + (EWB X WPBA)

WE REDUCE THE WPB VALUE ACCORDING TO THE FOLLOWING FORMULA: EWB X WPBB

     FPWB = The amount of each WPB Payment.

     EWB = The amount of any Excess Withdrawal (including any applicable withdrawal charge) and/or Partial Annuitization.

     WPBA = The greater of one, or (a) divided by (b) where:
          (a) = the TIP value on the day of (but before) the Excess Withdrawal and/or Partial Annuitization.
          (b) = the Contract Value on the day of (but before) the Excess Withdrawal and/or Partial Annuitization.

     WPBB = The result of (c) divided by (d) where:
          (c) = the WPB value on the day of (but before) the Excess Withdrawal and/or Partial Annuitization.
          (d) = the Contract Value on the day of (but before) the Excess Withdrawal and/or Partial Annuitization.

ANY EXCESS WITHDRAWALS AND/OR PARTIAL ANNUITIZATIONS MAY REDUCE THE WPB VALUE AND TIP VALUE BY MORE THAN THE AMOUNT WITHDRAWN OR ANNUITIZED, AND MAY CAUSE WPB PAYMENTS TO STOP, AND BOTH THE WPB AND THE WPB PORTION TO TERMINATE. If the Contract Value is greater than the WPB value (or TIP value as appropriate) at the time of the withdrawal or annuitization, we will reduce the WPB value (or TIP value) by the dollar amount withdrawn or annuitized. If the Contract Value is less than the WPB value (or TIP value as appropriate) at the time of the withdrawal or annuitization, we will reduce the WPB value (or TIP value) by more than the amount withdrawn or annuitized.

If you take an Excess Withdrawal and/or Partial Annuitization from the WPB Portion we will then recalculate your WPB Payment amount using the newly reduced WPB value. IN ADDITION, IF YOU TAKE EXCESS WITHDRAWALS AND/OR PARTIAL ANNUITIZATIONS FROM THE WPB PORTION THAT REDUCE WPB PAYMENTS TO A LEVEL WHERE WE ARE UNABLE TO STRUCTURE THE WPB PAYMENT SO THAT IT IS AT LEAST $100, YOU MUST TAKE AN EXCESS WITHDRAWAL OF THE ENTIRE CONTRACT VALUE, WPB PAYMENTS WILL STOP, AND BOTH THE WPB AND THE WPB PORTION WILL TERMINATE.

On every fifth WPB Anniversary before the older Owner's 91st birthday we will automatically step up:

o the WPB value to equal the Contract Value if that amount is greater than the remaining WPB value, and
o    the WPB Payment to reflect any increase in the WPB value.

WPB EXAMPLES

EXAMPLE OF THE WPB STEP UP ON THE WPB VALUE AND THE WPB PAYMENT

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP. You do not make any additional Purchase Payments.
o You exercise the WPB at Contract issue and you have not taken any withdrawals before the WPB Date.
o    You are the only Owner and are age 65 on the WPB Date.
o    On the Issue Date the QAV and 5% SUV are both equal to $100,000.
o On the WPB Date your initial WPB value is equal to the greater of Contract Value ($99,800) or the TIP value (which is the greater of the QAV or 5% SUV and both are equal to $100,000).
o Your initial WPB Payment is 5% of the initial WPB value = 5% x $100,000 = $5,000.
o You take no Excess Withdrawals or Partial Annuitizations while receiving WPB Payments.

 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
                             CONTRACT    WPB VALUE   WPB                                       CONTRACT    WPB VALUE   WPB
                               VALUE                  PAYMENT                                    VALUE                  PAYMENT
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 On the WPB Date              $ 99,800    $100,000     $5,000
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 1st WPB Anniversary          $ 96,000    $100,000     $5,000       6th WPB Anniversary         $102,900    $110,000     $5,500
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 2nd WPB Anniversary          $ 94,500    $100,000     $5,000       7th WPB Anniversary         $ 94,090    $110,000     $5,500
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 3rd WPB Anniversary          $ 92,300    $100,000     $5,000       8th WPB Anniversary         $ 87,200    $110,000     $5,500
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 4th WPB Anniversary          $ 99,400    $100,000     $5,000       9th WPB Anniversary         $ 84,500    $110,000     $5,500
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 5th WPB Anniversary                                                10th WPB Anniversary
 before the step up           $110,000    $100,000     $5,000       before the step up          $ 78,300    $110,000     $5,500
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------
 5TH WPB ANNIVERSARY AFTER                                          10TH WPB ANNIVERSARY
 THE STEP UP                  $110,000    $110,000     $5,500       AFTER THE STEP UP           $ 78,300    $110,000     $5,500
 --------------------------- ----------- ----------- -----------    -------------------------- ----------- ----------- -----------

o In this example the WPB value and WPB Payment were stepped up on the fifth WPB Anniversary because the Contract Value was greater than the WPB value.
o There was no step up to either the WPB value or the WPB Payment on the tenth WPB Anniversary in this example because the Contract Value was less than the WPB value.

EXAMPLE OF THE EFFECT OF AN EXCESS WITHDRAWAL ON WPB PAYMENTS

o    Continue the assumptions from the previous example.

      IF YOU TAKE AN $8,000 EXCESS WITHDRAWAL (INCLUDING THE WITHDRAWAL CHARGE) ONE MONTH AFTER THE SECOND WPB ANNIVERSARY: The Contract Value on the day of (but before) the withdrawal is $92,000. At this point you have received two WPB Payments totaling $10,000. You have not yet reached the fifth WPB Anniversary so there have not been any step ups to the WPB value or WPB Payment. We will adjust the WPB value for the Excess Withdrawal as follows:

          The WPB value                                                 $100,000
          Reduced by the amount of the Excess Withdrawal
             (including the withdrawal charge) divided by the
             Contract Value on the day of (but before) the
             partial withdrawal = $100,000 x ($8,000 / $92,000) =
             $100,00 x 0.0869565 =                                   -  8,695.65
                                                                     -----------
                                                                      $91,304.35

          We then recalculate your WPB Payment by taking 5%* of the new WPB value = 5% x $91,304.35 = $4,565.22. If you do not take any other Excess Withdrawals, you would receive $4,565.22 beginning on the third WPB Anniversary, and you would continue to receive at least that much on every anniversary after that for as long as you live.

          * This is the percentage of the WPB value to which the annual WPB Payment will always be equal. It is established on the WPB Date and we base it on the age of the older Owner.


4.c THE LIFETIME INCOME BENEFIT (LIB)
--------------------------------------------------------------------------------


The LIB provides lifetime income in the form of Annuity Payments (called LIB Payments) that are guaranteed never to be less than the initial payment we make. In addition, we will automatically step up this guarantee (called the Base Payment) every five years after you exercise the LIB and before the younger Annuitant's 91st birthday to "lock in" any Investment Option gains. However, the LIB does not create Contract Value or guarantee the performance of any Investment Option. Please refer to the applicable rider to the Contract for the specific terms and conditions of the LIB. BE SURE TO DISCUSS WITH YOUR REGISTERED REPRESENTATIVE IF THE LIB IS APPROPRIATE FOR YOUR SITUATION.


To exercise the LIB all Annuitant(s) must be at least age 60 and no Annuitant can be over age 80 on the Income Date. If the Annuitant(s) meet the age requirement for exercise of the LIB at Contract issue, the earliest possible Income Date you can select would be the 1st or 15th of a calendar month that occurs after we issue the Contract.


You can take either a Full Annuitization or Partial Annuitization(s) under the LIB. You cannot transfer any amounts you allocated to an LIB Portion back to the Deferral, IWB, or WPB Portion; or to a Traditional Annuity Portion. We also do not allow you to allocate additional Contract Value to an existing stream of LIB Payments.

If you exercise the LIB you cannot make additional Purchase Payments to an LIB Portion of the Contract after the Income Date, but you may be able to make additional payments if the Deferral Portion of the Contract is still available. If you initiate an exchange or transfer from another investment product into this Contract before you take a Full Annuitization under the LIB, we will accept any of this money that we receive after the Income Date, and on the Business Day we receive the money we will recalculate your initial LIB Payment as if the money had been present on the Income Date. This will increase:

o    the annual Base Payment guarantee,
o    the amount of your next LIB Payment, and
o the Liquidation Value that is available for Excess Withdrawals and payment of a lump sum death benefit (for more information see "Liquidation Value" later in this section).

In addition, if at Contract issue you initiate an exchange or transfer from another investment product into this Contract and immediately request a Partial Annuitization under the LIB, and if the Contract Value is less than the amount you requested we apply to LIB Payments, we will suspend your Income Date until the 1st or 15th of the calendar month following the Business Date upon which there is sufficient Contract Value to fulfill your request.

If there is only one Annuitant we will make LIB Payments during the life of the Annuitant, and the last payment will be the one that is due before the Annuitant's death.

If there are joint Annuitants (permitted only if you take one single Full Annuitization) we will make LIB Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, payments will continue during the lifetime of the surviving joint Annuitant at 100% of the amount that we paid when both Annuitants were alive. The last LIB Payment will be the one that is due before the last surviving joint Annuitant's death.

In order to begin receiving lifetime LIB Payments, you must submit an Income Option election form to the USAllianz Service Center. LIB Payments will begin at least 15 calendar days after your request has been received at the USAllianz Service Center and determinesdit to be in good order.

The Owner can elect to have us make LIB Payments on an annual, semi-annual, quarterly, monthly or semi-monthly basis. Monthly and semi-monthly payments are only available through an electronic transfer of funds. Each LIB Payment amount will be equal to the annual LIB Payment divided by the number of payments we will make during the LIB Year.

Once you exercise the LIB you cannot elect to stop your payments except by taking Excess Withdrawals of the Liquidation Value. Once each LIB Year the Owner can elect to change the frequency of their LIB Payments for the next LIB Year. You must provide notice of any requested change to LIB Payment frequency to the USAllianz Service Center at least 30 days before the LIB Anniversary. We will change the payment frequency on the LIB Anniversary and the change will remain in effect for the entire following LIB Year.

EACH LIB PORTION WILL TERMINATE UPON THE EARLIEST OF:

o the Business Day you take an Excess Withdrawal of the entire Liquidation Value remaining under that LIB Portion,
o    Contract termination, or
o    the death of the last surviving Annuitant.

TAXATION OF LIB PAYMENTS

If you take a Partial Annuitization under the LIB (we call this a partial LIB), LIB Payments will be treated as withdrawals and not annuity payments for tax purposes. This means that for tax purposes, any Contract earnings in the entire Contract will be considered to be distributed before Purchase Payments and may be subject to a 10% penalty tax. For Non-Qualified Contracts, gains are generally subject to income tax and Purchase Payments are not. For Qualified Contracts, the entire LIB Payment under a partial LIB will most likely be subject to income taxes. For more information on Partial Annuitizations, please see section 3, The Annuity Phase - Partial Annuitizations.

If you take a Full Annuitization under the LIB, LIB Payments should be treated as annuity payments for tax purposes. If you take a partial LIB, LIB Payments should be treated as annuity payments (and not withdrawals) for tax purposes ONLY after the Income Date on which you have applied the entire remaining Contract Value to Annuity Payments under the LIB and/or the traditional Annuity Options, that is, the Income Date after the Contract has been fully annuitized. For Non-Qualified Contracts that have been fully annuitized, a portion of each payment may be treated as gains that are subject to tax as ordinary income, and the remaining portion of the payment will be considered to be a return of your investment and will not be subject to income tax. Once we have paid out all of your Purchase Payments, however, the full amount of each LIB Payment will be subject to tax as ordinary income. For Qualified Contracts, the entire LIB Payment will most likely be subject to tax as ordinary income. Once you apply the entire Contract Value to Annuity Payments, LIB Payments will generally not be subject to the 10% penalty tax if you do not take Excess Withdrawals from an LIB Portion after the Income Date

THE INITIAL LIB VALUE

If you exercise the LIB we will make LIB Payments to the Payee beginning on the Income Date. We base your initial LIB Payment on your initial LIB value. If you take a Partial Annuitization, the initial LIB value is equal to the amount of Contract Value you apply to the LIB. If you take a Full Annuitization, the initial LIB value on the Income Date is equal to the greater of the following (less any applicable premium tax):

o    the Contract Value, or
o    the TIP value.

If you have not exercised the IWB or WPB, the TIP value is equal to the greater of: a) the QAV, or b) the 5% SUV. (For more details on the QAV or 5% SUV see the discussions of the "Quarterly Account Value" and "5% Step Up Value" in section 4, The Total Income Package). If you have exercised the IWB, the TIP value is carried over from the IWB Portion. If you have exercised the WPB, the TIP value is carried over from the WPB Portion.

THE INITIAL LIB PAYMENT

The initial annual LIB Payment is equal to a percentage of the initial LIB value based on the age of the Annuitant(s) as follows:

            AGE OF ANNUITANT           INITIAL ANNUAL                        AGE OF YOUNGER          INITIAL ANNUAL
                                      LIB PAYMENT AS A                                              LIB PAYMENT AS A
        (NO JOINT ANNUITANT) ON     PERCENTAGE OF INITIAL                   JOINT ANNUITANT*      PERCENTAGE OF INITIAL
            THE INCOME DATE               LIB VALUE                         ON THE INCOME DATE            LIB VALUE
            ---------------               ---------                          ---------------            ---------
                60 to 64                    4.5%                                60 to 64                  4.0%
                65 to 73                    5.0%                                65 to 73                  4.5%
                74 to 76                    6.0%                                74 to 76                  5.5%
                77 to 79                    7.0%                                77 to 79                  6.5%
                   80                       8.0%                                   80                     7.5%

* Joint Annuitants are only permitted if you take one single Full Annuitization.

If the initial amount that you are applying to LIB Payments is less than $25,000 then you must agree to structure payments so that the initial LIB Payment is at least $100. If we are unable to structure the initial LIB Payment so that it is equal to $100, the LIB will not be available to you and we will contact you to discuss alternate arrangements.

THE ANNUAL BASE PAYMENT


The Base Payment is the guaranteed minimum annual LIB Payment we will make. It protects the annual LIB Payment in the event that your selected Investment Options experience a loss in value. The initial annual Base Payment on the Income Date is equal to the initial annual LIB Payment. We will step up the annual Base Payment on every fifth LIB Anniversary before the younger Annuitant's 91st birthday to "lock in" any Investment Option gains that are present on that anniversary. We do this by comparing the last annual Base Payment we calculated to the annual LIB Payment on every fifth LIB Anniversary and increasing the Base Payment to equal the LIB Payment if it is greater. The annual Base Payment will not decrease unless you take an Excess Withdrawal from an LIB Portion. It may increase as often as every five years. If you take an Excess Withdrawal from an LIB Portion we will reduce the annual Base Payment by the percentage of Liquidation Value withdrawn for each Excess Withdrawal you take. If you do not take any Excess Withdrawals from an LIB Portion, the annual Base Payment will never be less than initial annual LIB Payment, and it will be equal to the highest annual LIB Payment that occurred on the Income Date or on any fifth LIB Anniversary.

EXAMPLE OF THE LIB STEP UP ON THE ANNUAL BASE PAYMENT

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP. You do not make any additional Purchase Payments.

o You take a Full Annuitization under the LIB at Contract issue and you have not taken any withdrawals before the Income Date.

o You are the only Owner, the only Annuitant, and the Payee. You are age 65 on the Income Date.

o    On the Issue Date the QAV and 5% SUV are both equal to $100,000.

o On the Income Date your initial LIB value is equal to the greater of Contract Value ($99,800) or the TIP value (which is the greater of the QAV or 5% SUV and both are equal to $100,000).

o Your initial annual LIB Payment is 5% of the initial LIB value = 5% x $100,000 = $5,000.

o You elect to receive annual LIB Payments and take no Excess Withdrawals while receiving LIB Payments.

           --------------------------- ----------- -----------    -------------------------- ---------- -----------
                                          LIB         BASE                                      LIB        BASE
                                        PAYMENT     PAYMENT                                   PAYMENT    PAYMENT
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           On the Income Date          $5,000      $5,000
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           1st LIB Anniversary         $5,010      $5,000         6th LIB Anniversary        $5,000     $5,000
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           2nd LIB Anniversary         $5,015      $5,000         7th LIB Anniversary        $5,012     $5,000
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           3rd LIB Anniversary         $5,020      $5,000         8th LIB Anniversary        $5,025     $5,000
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           4th LIB Anniversary         $5,005      $5,000         9th LIB Anniversary        $5,030     $5,000
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           5th LIB Anniversary         $5,000      $5,000         10th LIB Anniversary       $5,028     $5,000
           before the step up                                     before the step up
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           --------------------------- ----------- -----------    -------------------------- ---------- -----------
           5TH LIB ANNIVERSARY AFTER   $5,000      $5,000         10TH LIB ANNIVERSARY       $5,028     $5,028
           THE STEP UP                                            AFTER THE STEP UP
           --------------------------- ----------- -----------    -------------------------- ---------- -----------

o There was no step up to the Base Payment on the fifth LIB Anniversary in this example because the fifth anniversary's LIB Payment was equal to the initial Base Payment.
o The Base Payment was stepped up on the tenth LIB Anniversary because the tenth anniversary's LIB Payment was greater than the Base Payment we calculated on the fifth LIB Anniversary.


CALCULATION OF THE ANNUAL LIB PAYMENTS AFTER THE FIRST LIB YEAR

Beginning on the first LIB Anniversary and on every LIB Anniversary after that, we determine the next LIB Year's annual LIB Payment based on the performance of the subaccounts of the Investment Options you selected. We use several measurements to calculate the new annual LIB Payment. See Appendix C for examples of the different calculations we use to compute the annual LIB Payments.

ANNUAL MARKET PAYMENT
The annual Market Payment is the payment that reflects the actual performance of the subaccounts. This is the payment you would receive under the LIB if it were not supported by the annual Base Payment guarantee.

On the Income Date, the annual Market Payment is equal to the initial annual LIB Payment. To calculate future annual Market Payments we use a measurement called an LIB Unit. On the Income Date we divide the initial annual LIB Payment among the subaccounts of your selected Investment Options according to the percentage of Contract Value in each subaccount on the Income Date. We then determine the initial number of LIB Units in each subaccount by dividing the amount of the initial annual LIB Payment apportioned to each subaccount by the LIB Unit value on the Income Date. We determine the value of an LIB Unit on each Business Day in the same way that we determine the value of an Accumulation Unit (see section 2, Purchase - Accumulation Units). The number of LIB Units in each subaccount will change after the Income Date if:


o    you make a transfer, or
o you take an Excess Withdrawal of the Liquidation Value from an LIB Portion, or
o    when we deduct the annual LIB Fee from the annual Market Payment.


On any Business Day, the annual Market Payment is equal to the sum of the LIB Units in each subaccount multiplied by the LIB Unit value for that subaccount. The annual Market Payment may increase or decrease from one Business Day to the next and is not subject to any guaranteed minimum.


ANNUAL LIB FEE
All LIB Portions of your Contract will be subject to an annual LIB Fee. We use the fee to pay for past/future LIB Payments that, because of poor performance, would have been less than the annual Base Payment guarantee. If your Investment Options' performance produces annual Market Payments that are always equal to or greater than the annual Base Payment, the LIB Fee will provide no benefit to you. The maximum annual LIB Fee you can pay is 2% of the annual Market Payment we calculated at the beginning of the LIB Year, and the minimum fee is zero. The annual LIB Fee is equal to the amount of any gain in the annual Market Payment at the end of LIB Year that falls within the LIB Fee Range. For more information see Section 8, Expenses - The Annual LIB Fee.

LIB ACCOUNT
This is an account we use to help stabilize the annual LIB Payment from one LIB Year to the next. On the Income Date the LIB Account is zero. On each LIB Anniversary we add any annual LIB Fee to the LIB Account. In addition, if you elect anything other than annual LIB Payments, on each LIB Payment date we will also add to the LIB Account:

o the difference between the annual Market Payment on the LIB Payment date and the annual LIB Payment amount we calculated on the most recent LIB Anniversary,
o    divided by the number of payments we make in the LIB Year.

This difference could be positive or negative. The LIB Account is not directly available to you. You cannot move Contract Value into or out of the LIB Account. It is only available to you to the degree that we use it to provide the annual Base Payment guarantee.

LIB PAYMENT
After the first LIB Year, the annual LIB Payment is equal to the annual Market Payment on the LIB Anniversary unless:

o the annual Market Payment is less than the annual Base Payment. In this case we would set the annual LIB Payment equal to the annual Base Payment.
o the LIB Account is negative. In this case we would set the annual LIB Payment equal to the annual Market Payment on the LIB Anniversary reduced by the LIB Account balance. If this amount is less than the annual Base Payment, we will set the annual LIB Payment equal to the Base Payment.

LIQUIDATION VALUE

Under each LIB Portion there is a Liquidation Value that is available for Excess Withdrawals and payment of a lump sum death benefit until the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday. The Liquidation Value is not available after this date.

The Liquidation Value is the present value of future Market Payments for the life expectancy of the Annuitant. The Liquidation Value reflects the performance of your selected Investment Options.

THE LIQUIDATION VALUE IS EQUAL TO: IR X MP X (LF - LY)

     IR = one for all partial LIBs. For a Full Annuitization under the LIB, it is the smaller of one, or the ratio of (a) divided by (b) where:
          (a)  = is the Contract Value on the Income Date.
          (b)  = is the TIP value on the Income Date.

     MP = the annual Market Payment on the Business Day we compute the Liquidation Value.

     LF = the liquidation factor corresponding to the age of the younger Annuitant on the Income Date as stated in the schedule page of your Contract.

     LY   = the LIB Year.

We will make deductions from the Liquidation Value for any applicable premium tax when paying a death benefit or Excess Withdrawal under the LIB. We will pay any death benefit in a lump sum. The death benefit is taxable to the recipient and may be subject to estate taxes. Excess Withdrawals of the Liquidation Value will be treated as withdrawals and not annuity payments for tax purposes, but are not subject to a withdrawal charge.

The following table is intended to help you better understand what happens upon the death of the Annuitant and/or Owner under an LIB Portion. For more information on what happens upon the death of any Owner and/or Annuitant under the entire Contract, please see section 12, Death Benefit. FOR QUALIFIED
CONTRACTS, THERE CAN BE ONLY ONE OWNER AND THE OWNER MUST BE THE ANNUITANT UNLESS THE CONTRACT IS OWNED BY A QUALIFIED PLAN OR IS PART OF A CUSTODIAL ARRANGEMENT. IF YOU TAKE A PARTIAL ANNUITIZATION, THERE CAN BE ONLY ONE OWNER; THE OWNER MUST BE THE ANNUITANT, AND WE WILL NOT ALLOW THE OWNER TO DESIGNATE A JOINT ANNUITANT. PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO JOINT OWNERS.

------------------------------------------------------------------------------------------------------------------------------------
UPON THE DEATH OF...                                                 ACTION UNDER ANY LIB PORTION
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the ANNUITANT and there is   o  LIB Payments will stop and an LIB Portion will terminate.
NO SURVIVING JOINT           o  We will pay a lump sum death benefit if death occurs on or before the earlier of: a) the tenth
Annuitant.                      LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday.  If death occurs after that date, we will not pay a death benefit.
                             o  If the deceased was not an Owner,  we will pay any death benefit to the Owner.
                             o  If the  deceased  was the only  surviving Owner,  we  will  pay  any  death  benefit  to  the
                                Beneficiary.
                             o  If the  deceased was a Joint Owner,  we will  pay any  death  benefit  to the  surviving
                                Joint Owner.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the ANNUITANT and there is   o  LIB Payments to the Payee will continue during the lifetime of the joint Annuitant.
a SURVIVING JOINT ANNUITANT. o  We will not pay a death benefit.
                             o  If the deceased was the only surviving Contract Owner, the Beneficiary becomes the Contract
NOTE: We do not allow joint     Owner.
Annuitants  under  Partial   o  If the deceased was a Joint  Owner,  the  surviving Joint Owner becomes the sole Contract Owner.
Annuitizations
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
the OWNER and there is NO    o   The Beneficiary becomes the Owner.
SURVIVING JOINT OWNER.       o   If the deceased was not an Annuitant, LIB Payments to the Payee will continue. We will not pay a death benefit.
                             o    If  the  deceased   was  the  only   surviving Annuitant,  LIB Payments will stop and all LIB
                                  Portions  will  terminate.  We will pay a lump sum death benefit to the  Beneficiary if death
                                  occurs on or  before  the  earlier  of: a) the tenth   LIB   Anniversary,   or  b)  the   LIB
                                  Anniversary  that  occurs  after  the  younger Annuitant's  85th  birthday.  If death  occurs after  that  date,  we  will  not  pay a death benefit.
                             o    If the deceased was an Annuitant  and there is  a surviving joint  Annuitant,  LIB Payments to the Payee will continue during the lifetime of the surviving joint Annuitant. We will not pay a death benefit.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
ANY OWNER and there is a     o    The surviving Joint Owner becomes the sole Owner.
SURVIVING JOINT OWNER.       o    If the deceased was not an Annuitant, LIB Payments to the Payee will continue. We will not pay a death benefit.
NOTE: We do not allow Joint  o    If the deceased was the only surviving Annuitant, LIB Payments will stop and all LIB Portions
Owners to take Partial            will terminate. We will pay a lump sum death benefit to the surviving Joint Owner if death occurs
Annuitizations.                   on or before the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger  Annuitant's  85th birthday. If death occurs  after that date,  we will not pay a death benefit.
                             o    If the deceased was an Annuitant  and there is  a surviving joint  Annuitant,  LIB Payments to the Payee will continue during the lifetime of the surviving joint Annuitant. We will not pay a death benefit.
------------------------------------------------------------------------------------------------------------------------------------


A partial  Excess  Withdrawal  from an LIB Portion will  immediately  reduce the
following  values   proportionately  by  the  percentage  of  Liquidation  Value withdrawn on the day of (but before) the withdrawal:

o    the annual Base Payment,
o    the number of LIB Units and, therefore, the annual Market Payment, and
o    all future LIB Payments.

The LIB Account is not affected by Excess Withdrawals.

If you take an Excess Withdrawal of the entire Liquidation Value, LIB Payments will stop, and the LIB Portion will terminate.

EXCESS WITHDRAWALS OF THE LIQUIDATION VALUE WILL BE TREATED AS WITHDRAWALS AND NOT ANNUITY PAYMENTS FOR TAX PURPOSES. Excess Withdrawals of the Liquidation Value may be subject to premium taxes and income taxes, and if you are younger than age 59 1/2, they may also be subject to a 10% penalty tax. A partial Excess Withdrawal from an LIB Portion may result in the modification of future LIB Payments made after the partial withdrawal and, therefore, could result in the imposition of the 10% penalty tax and interest.

EXAMPLE OF THE EFFECT OF AN EXCESS WITHDRAWAL OF THE LIQUIDATION VALUE ON LIB PAYMENTS

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP. You do not make any additional Purchase Payments.
o You take a Full Annuitization under the LIB two months after Contract issue and the Contract Value is $90,000 on the Income Date. You take no withdrawals before the Income Date.
o You are the only Owner, the only Annuitant, and the Payee. You are age 65 on the Income Date.
o Your initial LIB value on the Income Date is equal to the greater of: a) the $90,000 of Contract Value, or b) the TIP value (total Purchase Payments adjusted for withdrawals, $100,000). Therefore the initial LIB value is $100,000.
o The initial annual LIB Payment and Market Payment are 5% of the initial LIB value, or 5% x $100,000 = $5,000.
o The annual Market Payment one month after the second LIB Anniversary is $5,100.
o Because you took a Full Annuitization under the LIB, the IR portion of the Liquidation Value formula will be the smaller of one, or, on the Income Date, the Contract Value divided by the TIP value ($90,000 / $100,000 = 0.9). Therefore the IR is 0.9.
o    The liquidation  factor on the Income Date is 18.8.
o You elect semiannual LIB Payments and the payment amount for the third LIB Year is $2,550.
o You request an Excess Withdrawal of 25% of the available Liquidation Value one month after the second LIB Anniversary.

     We calculate the LIQUIDATION VALUE ONE MONTH AFTER THE SECOND LIB ANNIVERSARY as follows:

          The IR                                                               0.90
          Multiplied by the annual Market Payment on that day          X  $5,100.00
                                                                       ------------
                                                                          $4,590.00
          Multiplied by the liquidation factor on
              the Income Date minus the LIB Year = 18.8 - 3 =              X  15.80
                                                                           --------
                                                                         $72,522.00*
* Does not reflect any deduction we may make for premium tax.

     We   calculate  the  SEMIANNUAL  LIB PAYMENT  IMMEDIATELY  AFTER THE EXCESS
          WITHDRAWAL as follows: Semiannual LIB Payment immediately before
              the Excess Withdrawal                                       $2,550.00
          Reduced by the percentage of Liquidation Value
              withdrawn = 25% x $2,550.00 =                              -   637.50
                                                                         ----------
                                                                          $1,912.50

     We calculate the ANNUAL BASE PAYMENT IMMEDIATELY AFTER THE EXCESS WITHDRAWAL as follows:
          Base Payment immediately before
              the Excess Withdrawal                                       $5,000
          Reduced by the percentage of Liquidation Value
              withdrawn = 25% x $5,000.00 =                             -  1,250
                                                                        --------
                                                                          $3,750

     We  calculate  the  ANNUAL  MARKET  PAYMENT  IMMEDIATELY  AFTER THE  EXCESS
WITHDRAWAL as follows:
          Annual Market Payment immediately before
              the Excess Withdrawal                                       $5,100
          Reduced by the percentage of Liquidation Value
              withdrawn = 25% x $5,100.00 =                             -  1,275
                                                                        --------
                                                                          $3,825

     We calculate the REMAINING LIQUIDATION VALUE IMMEDIATELY AFTER THE EXCESS WITHDRAWAL as follows:
          The IR                                                               0.90
          Multiplied by the new annual Market Payment
              immediately after the Excess Withdrawal                   X  3,825.00
                                                                        -----------
                                                                          $3,442.50
          Multiplied by the liquidation factor on
              the Income Date minus the LIB Year = 18.8 - 3 =              X  15.80

4.d EXAMPLES OF EXERCISING THE DIFFERENT TIP BENEFITS
--------------------------------------------------------------------------------

The following examples are intended to help you better understand how the TIP benefits operate. Illustrations showing how the different TIP benefits perform in different market conditions can also be found in Appendix D.

EXAMPLE #1: You purchase a Non-Qualified Contract with the TIP and exercise only the IWB.

------------------------------------------------------------------------------------------------------------------------------------
                               ACCUMULATION PHASE
------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------- ---------------------------------------------------------------------------------
                DEFERRAL PORTION                                                       IWB PORTION
-------------------------------------------------- ---------------------------------------------------------------------------------
-------------------------------------------------- ---------------------------------------------------------------------------------
           BEFORE EXERCISE OF THE IWB                                           ONCE YOU EXERCISE THE IWB
-------------------------------------------------  ---------------------------------------------------------------------------------
                                                   o    No age requirement for exercise.
o    The Accumulation Phase and the Deferral       o    Accumulation Phase continues but the Deferral Portion will terminate on
     Portion begin on the Issue Date.                   the Business Day before the IWB Date.
o    M&E is 2.20%.                                 o    The IWB Portion will begin on the IWB Date and it will continue until the
o    Purchase Payments allowed.                         IWB terminates.
o    Contract Value accumulates tax deferred.      o    The WPB continues to be available as long as you satisfy all requirements
o    Withdrawals are subject to the                     for exercise.
     withdrawal charge, may have tax               o    M&E is 2.20%.
     consequences, and will reduce the Contract    o    We will not accept additional Purchase Payments(1) to any part of the
     Value, the Traditional GMDB value, and the         Contract.
     amount available for TIP benefit payments.    o    Contract Value continues to accumulate tax deferred.
o    The death benefit is the  Traditional         o    IWB Payments,  Excess  Withdrawals, and/or Partial Annuitizations reduce
     GMDB, which is equal to the greater of             the IWB value,  TIP value,  Contract Value,  and the  Traditional  GMDB
     the following (less any applicable premium         value. All   withdrawals from the IWB Portion may have tax consequences and
     tax): Contract Value, or total Purchase            are treated as withdrawals for tax purposes.  However, these withdrawals
     Payments adjusted for partial withdrawals.         are not subject to a withdrawal charge(2) if they do not exceed the annual
                                                        IWB Maximum.
                                                   o    The death benefit is the Traditional GMDB.
                                                   o    We base the  initial IWB  value on the greater of: Contract  Value,  or TIP
                                                        value   (which   is  the greater  of the QAV,  or 5% SUV).
                                                   o    The  initial IWB Maximum is 5% of the initial IWB value  and it  increases by 5% each year(3).
                                                   o    You   select   the   IWB Payment frequency and amount  up  to  the  IWB
                                                        Maximum. Once a year you can  also  elect to stop and re-start IWB
                                                        Payments,  change future years' IWB  Payment amount and frequency, or switch IWB  Payments  to another form of payment.
                                                   o    We make IWB Payments  until  the IWB  value  and  Contract  Value are  exhausted.
                                                   o    On every  fifth IWB  Anniversary before the older Owner's 91st birthday, if the  Contract  Value  is greater than  the  IWB value,  we will  step up the IWB  value  to equal  the Contract Value,  and we may  step  up the IWB  Maximum(3).
                                                   o    Subject    to    certain restrictions you can switch IWB  Payments  to
                                                        WPB Payments, LIB Payments, and/or Traditional Annuity Payments.
                                                   o    The IWB  will  terminate  upon  the  earliest  of:  Excess Withdrawal of the entire  Contract  Value; both the IWB  value  and the  Contract  Value are zero;  exercise  of  the WPB; Full Annuitization; Contact termination;  or the  death of any  Owner (unless the spouse continues  the  Contract as the new Owner).
-------------------------------------------------- ---------------------------------------------------------------------------------

(1)  If you  initiate an exchange or transfer  from another  investment  product into this Contract  before you exercise the IWB, we will accept any of this money that we receive after the IWB Date.
(2)  Partial  Annuitizations and amounts withdrawn as part of a required minimum distribution are never subject to a withdrawal charge. (3) If the IWB value experiences  a step up, we will also step up the IWB Maximum to equal 5% of the new IWB value if that is greater
     than the current IWB Maximum. The IWB Maximum can continue to increase by 5% each year after that.

EXAMPLE #2: You purchase a Non-Qualified Contract with the TIP and exercise only the WPB.

------------------------------------------------------------------------------------------------------------------------------------
                               ACCUMULATION PHASE
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------ -----------------------------------------------------------------------------------------
            DEFERRAL PORTION                                                       WPB PORTION
------------------------------------------ -----------------------------------------------------------------------------------------
------------------------------------------ -----------------------------------------------------------------------------------------
       BEFORE EXERCISE OF THE WPB                                           ONCE YOU EXERCISE THE WPB

o      Same as Example #1, no change.      o    On the WPB Date, the older Owner must be at least age 60 and cannot be over age 80.
                                           o    Accumulation   Phase  continues,  but the  Deferral  Portion  will terminate  on the
                                                Business  Day before the WPB Date.
                                           o    The IWB will no longer be available to you.
                                           o    The WPB  Portion  will  begin on the WPD Date and  it  will continue until the WPB terminates.
                                           o    M&E is 2.20%.
                                           o    We will not accept additional Purchase Payments(1) to any part of the Contract.
                                           o    Contract Value continues to accumulate tax deferred.
                                           o    WPB Payments, Excess Withdrawals, and/or Partial Annuitizations reduce the
                                                Contract  Value,  the TIP  value and the Traditional  GMDB value.
                                                However, only Excess Withdrawals and Partial  Annuitizations will reduce  the  WPB  value  and WPB  Payments.  All withdrawals  from the WPB  Portion  may  have  tax consequences  and are treated as withdrawals for  tax  purposes. However, only Excess Withdrawals(2) are subject to a withdrawal charge.
                                           o    The death benefit is the Traditional GMDB.
                                           o    We base the initial WPB value on the greater of:  Contract Value,
                                                or  TIP  value   (which  is  the greater  of the  QAV,  or the 5% SUV).
                                           o    The initial WPB Payment is either 5% or 6% of the initial WPB value depending on the age of the older Owner.
                                           o    You  select   the  WPB   Payment frequency.  You cannot  elect to
                                                stop and re-start WPB  Payments, but you can change future years'
                                                WPB  Payment  frequency,  and/or switch WPB  Payments  to another form of payment.
                                           o    We make WPB Payments for life.
                                           o    On every  fifth WPB  Anniversary  before  the older  Owner's  91st birthday,  if the Contract Value is  greater  than  the  last WPB value  we  calculated,  we  will step up the WPB  value  to equal the  Contract  Value and we will recalculate your WPB Payment.
                                           o    Subject to certain  restrictions you can  switch  from  receiving
                                                WPB  Payments  to  LIB  Payments and/or    Traditional Annuity
                                                Payments,  but you cannot switch WPB Payments to IWB Payments.
                                           o    The WPB will  terminate upon the  earliest of:  Excess  Withdrawal of the  entire  Contract  Value,  Full Annuitization; Contact termination;
                                                or  the  death  of:
                                                -   the Owner, if there is no Joint Owner.
                                                -   any Owner, if there are Joint Owners and they are not spouses.
                                                -   the older Owner, if there are Joint Owners and they are spouses.
------------------------------------------ -----------------------------------------------------------------------------------------

(1) If you initiate an exchange or transfer from another investment product into this Contract before you exercise the WPB, we will accept any of this money that we receive after the WPB Date.

(2) Amounts withdrawn as part of a required minimum distribution are never subject to a withdrawal charge.

EXAMPLE  #3:  You  purchase  a  Non-Qualified  Contract  and  YOU  TAKE  A  FULL
ANNUITIZATION UNDER THE LIB.

------------------------------------------ ----------------------------------------------------------------------------------------
           ACCUMULATION PHASE/                                            ANNUITY PHASE/LIB PORTION
            DEFERRAL PORTION
------------------------------------------ ----------------------------------------------------------------------------------------
------------------------------------------ ----------------------------------------------------------------------------------------
       BEFORE EXERCISE OF THE LIB                                         ONCE YOU EXERCISE THE LIB

o   Same as Example #1, no change.         o    On the Income Date all Annuitants must be at least age 60 and no Annuitant can be over age 80.
                                           o    The  Deferral   Portion  of  the  Contract  and  the  Accumulation
                                                Phase  will   terminate  on  the  Business  Day  before the Income Date.
                                           o    The IWB and WPB will no  longer  be available to you.
                                           o    The  Annuity  Phase  and the LIB Portion will begin on the Income
                                                Date.   The  LIB  Portion   will continue  until the LIB terminates.
                                           o    M&E is 2.20% and you will  incur an annual LIB Fee of up to 2% of the  annual  Market  Payment  we calculated  at the  beginning of the LIB Year.
                                           o    We  will  not  accept   additional Purchase Payments* to any part of the
                                                Contract.
                                           o    LIB Payments should be treated as annuity  payments  for tax  purposes.
                                           o    The Liquidation Value is  available for Excess  Withdrawals and payment of a death  benefit until the earlier of: a) the 10th LIB Anniversary, or b) the LIB Anniversary  that occurs after the younger Annuitant's  85th birthday.
                                                The Liquidation  Value is not available after this date.
                                           o    Excess Withdrawals of   the  Liquidation  Value  may have tax consequences and will be treated as  withdrawals  and not annuity payments for tax  purposes,  but they  are  not  subject  to  the  withdrawal  charge. They  will
                                                immediately   reduce   the  Base Payment and  all   future  LIB Payments.
                                           o    The   death   benefit   is   the Liquidation   Value   less   any
                                                deduction  we make  for  premium  tax and we will  pay it out in a lump sum.
                                           o    We base the initial LIB value on  the greater of:
                                                Contract  Value,  or  TIP  value (which is  the greater of the QAV, or the 5% SUV).
                                           o    The  initial  annual LIB Payment is equal to 4% to 8% of  initial LIB value depending on the number of Annuitants and the age of the younger Annuitant.
                                           o    You  select   the  LIB   Payment  frequency.  You cannot  elect to
                                                stop and re-start LIB  Payments,  or to switch to another  form of
                                                payment;   but  you  can  change future  years' LIB  Payment frequency.
                                           o    We make  variable  LIB  Payments  over   the   lifetime   of   the
                                                Annuitant(s)    and   they   are  guaranteed never to be less than
                                                the initial  LIB  Payment  (Base  Payment).
                                           o    On every  fifth LIB  Anniversary before the  younger  Annuitant's
                                                91st   birthday,   if  the   LIB  Payment is greater than the Base
                                                Payment,  we  will  step  up the  Base Payment to equal  the LIB  Payment.
                                           o    You cannot  switch LIB  Payments  to any  other  type of  payment.
                                                You  also  cannot  transfer  any  amounts   allocated  to  an  LIB
                                                Portion  back  to  the  Deferral  Portion.
                                           o    The LIB will  terminate upon the  earliest of:  Excess  Withdrawal of the entire Liquidation Value, Contract termination, or  the
                                                death  of  the  last   surviving  Annuitant.
------------------------------------------ ----------------------------------------------------------------------------------------

* If you initiate an exchange or transfer from another investment product into this Contract before you take a Full Annuitization under the LIB, we will accept any of this money that we receive after the Income Date.

EXAMPLE #4: You purchase a Non-Qualified Contract and you take a partial LIB and exercise the IWB at the same time.

                                -------------------------------------------------------------------------------
                                                             ACCUMULATION PHASE/
                                                               DEFERRAL PORTION

                                                             o  Same as Example #1, no change.
                                -------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
             ACCUMULATION AND ANNUITY PHASES OCCUR AT THE SAME TIME.
                 THE IWB DATE AND INCOME DATE ARE THE SAME DATE.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------ -----------------------------------------------------------
                              IWB PORTION                                                         LIB PORTION
                       ONCE YOU EXERCISE THE IWB                                           ONCE YOU EXERCISE THE LIB

o    There can be only one Owner.                                         o   There can be only one Owner, he/she must be the
o    We will treat the Contract Value applied to the LIB Portion              Annuitant, and we do not allow the Owner to designate
     as a withdrawal from the Deferral Portion, but it will not be            a joint Annuitant.
     subject to a withdrawal charge. The Partial  Annuitization  under    o   The IWB and the IWB  Portion  will  continue  until
     the LIB  will  reduce  the                                               the IWB  terminates.
     Contract  Value,  TIP  value,  initial  IWB     value,  and
     Traditional  GMDB value.  If we are unable to structure              o   The WPB continues to be  available  if you  satisfy
     the initial IWB Payment so that it is at                                 all appropriate requirements.
     least $100 due to the   Partial Annuitization,
     the IWB will not be  available  to you and                           o   The  Accumulation  Phase  will continue  until  both
     we  will  contact  you  to  discuss   alternate                          the IWB and the WPB terminate.
     arrangements.
o    Withdrawals from the IWB Portion (IWB Payments, Excess               o   LIB Payments will be treated as withdrawals and not
     Withdrawals, and any other annuitizations) will not affect LIB           annuity payments for tax purposes, but LIB Payments
     Payments or the Liquidation Value available under the LIB Portion.       will not be subject to a withdrawal charge. In
o    The death benefit is the Traditional GMDB, however, federal law          addition,once the entire Contract Value has been
     requires us to distribute the death benefit within five years of         applied to Annuity  Payments,  we intend to treat all
     the date of the Owner's death. Therefore, death benefit payment          Annuity Payments  received  thereafter  as annuity
     Option C (which allows for payment of the death benefit  under           payments  (and  not  withdrawals)for  tax purposes.
     a  traditional Annuity Option over the lifetime of the Beneficiary)      will not be available.
                                                                           o  Excess  Withdrawals of the Liquidation Value and LIB
o    Subject to certain restrictions you can switch IWB Payments              Payments will not affect IWB Payments or the Contract
     to WPB Payments,  LIB Payments,  and/or Traditional Annuity              Value available under the IWB Portion.
     Payments but you cannot add Contract  Value to the existing           o  We base the initial LIB Payment on the Contract
     stream of LIB Payments.                                                  Value you apply to LIB Payments
                                                                              and the  Owner/Annuitant's age.
o    No other differences from Example #1.                                 o  No other differences from Example #3.
------------------------------------------------------------------------ -----------------------------------------------------------

EXAMPLE #5: You purchase a Non-Qualified Contract and you take a partial LIB and exercise the WPB at the same time.

 -------------------------------------------------------------------------------
                               ACCUMULATION PHASE/
                                DEFERRAL PORTION
                        o Same as Example #1, no change.
 -------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
             ACCUMULATION AND ANNUITY PHASES OCCUR AT THE SAME TIME
                 THE WPB DATE AND INCOME DATE ARE THE SAME DATE.
------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------- ---------------------------------------------------------
                               WPB PORTION                                                         LIB PORTION
                        ONCE YOU EXERCISE THE WPB                                           ONCE YOU EXERCISE THE LIB

o    There can be only one Owner.                                           o  There can be only one Owner, he/she must be the
o    We will treat the Contract Value applied to the LIB Portion as            Annuitant, and we do not allow the Owner to designate
     a withdrawal from the Deferral Portion, but it will not be subject        a joint Annuitant.
     to a withdrawal  charge.  The Partial  Annuitization  will reduce the  o  The Accumulation Phase, the WPB and the WPB
     Contract Value, TIP value,  initial WPB  value,  and  the  Traditional    Portion  will  continue  until  the WPB terminates.
     GMDB  value.  If we are unable to  structure  the  initial WPB
     Payment so that it is at least $100 due to the Partial  Annuitization, o  LIB Payments will be treated as withdrawals  and
     the WPB will not be available to you and we will contact                  not annuity payments for tax purposes,  but LIB
     you to  discuss alternate  arrangements.                                  Payments  will  not be  subject  to a  withdrawal
                                                                               charge. In addition,  once the entire  Contract Value
                                                                               has been applied to Annuity
o    Withdrawals  from the WPB Portion (WPB Payments,  Excess                  Payments, we intend to treat all
     Withdrawals, and any other annuitizations)                                Annuity  Payments  received  thereafter  as  annuity
     will not  affect  LIB                                                     payments (and not withdrawals) for tax purposes.
     Payments or the Liquidation Value available under the LIB Portion.
o    The  death  benefit  is the  Traditional  GMDB,  however,  federal law o  Excess  Withdrawals  of  Liquidation  Value and LIB
     requires us to distribute  the death  benefit within five years of        Payments will not affect WPB Payments or the Contract
     the date of the Owner's death.  Therefore,  death benefit payment         Value  available  under the WPB  Portion.
     Option C (which   allows for payment of the
     death benefit under a traditional Annuity                              o  We base the initial LIB Payment on the Contract
     Option over the lifetime of the  Beneficiary)  will not be                Value you apply to LIB Payments and the
     available.                                                                Owner/Annuitant's  age.
o    Subject  to certain restrictions you can switch WPB Payments to an  additional  stream  of  LIB  Payments,  and/or
     Traditional  Annuity Payments,  but                                    o  No other differences from Example #
     you cannot add Contract Value to the existing stream of LIB Payments.
o    No other differences from Example #2.
-------------------------------------------------------------------------- ---------------------------------------------------------


5. TRADITIONAL ANNUITY PAYMENTS
--------------------------------------------------------------------------------
TRADITIONAL ANNUITY PAYMENTS ARE NOT AVAILABLE UNTIL AFTER THE SECOND CONTRACT ANNIVERSARY IN MOST STATES.

The dollar amount of Traditional Annuity Payments is not predetermined and the payment amounts will vary with the performance of the Investment Option(s) you select. We will base Traditional Annuity Payments on the investment allocations that were in place on the Income Date. You can have us make Traditional Annuity Payments under a Full or Partial Annuitization(s). We will not allow you to apply amounts of less than $5,000 to Traditional Annuity Payments. If the Contract Value (less any deductions we make for premium taxes) you are applying to Traditional Annuity Payments is less than $5,000 we will refund that amount to you. Currently it is our business practice that the initial Traditional Annuity Payment exceed $50. We will contact you to discuss alternate payment arrangements if the initial Traditional Annuity Payment would be $50 or less. Unlike the LIB, withdrawals are not available under any Traditional Annuity Portion(s) of the Contract. You cannot transfer any amounts allocated to a Traditional Annuity Portion back to the Deferral, IWB, or WPB Portion; or to an LIB Portion. We also do not allow you to allocate additional Contract Value to an existing stream of Traditional Annuity Payments.

The dollar amount of Traditional Annuity Payments will depend upon the following factors:

o the Contract Value being applied to Traditional Annuity Payments on the Income Date, less any deductions we make for premium tax,
o    the age of the Annuitant and any joint Annuitant on the Income Date,
o    the sex of the Annuitant and any joint Annuitant where allowed,
o    the Annuity Option you select,
o the assumed investment rate (AIR) and the mortality table specified in the Contract, and
o    the future performance of the Investment Option(s) you selected.

You can choose a 3%, 5% or 7% AIR. The 5% and 7% AIRs are not available in all states. Using a higher AIR results in a higher initial Traditional Annuity Payment, but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance of your Investment Options exceeds the AIR, the variable Traditional Annuity Payments will increase. Similarly, if the actual performance is less than the AIR, the variable Traditional Annuity Payments will decrease.


EACH TRADITIONAL ANNUITY PORTION WILL TERMINATE UPON THE EARLIEST OF:

o    under Annuity Options 1 and 3, the death of the last surviving Annuitant;
o under Annuity Options 2 and 4, the death of the last surviving Annuitant and expiration of the guaranteed period*;
o under Annuity Option 5, the death of the Annuitant and payment of any lump sum refund; or
o    Contract termination.

* If at the death of the last surviving Annuitant we make a lump sum payment of the remaining guaranteed Traditional Annuity Payments, the Traditional Annuity Portion will terminate upon payment of the lump sum.


ANNUITY UNITS/CALCULATING TRADITIONAL ANNUITY PAYMENT AMOUNTS

The first Traditional Annuity Payment is equal to the amount of Contract Value you are applying to the Traditional Annuity Payments on the Income Date less any deduction we make for premium taxes, divided first by $1,000 and then multiplied by the appropriate variable annuity payout factor for each $1,000 of value for the Annuity Option you selected.

We will then purchase a fixed number of Annuity Units on the Income Date for each subaccount of the Investment Options you select. We do this by dividing the amount of the first Traditional Annuity Payment among the subaccounts for your selected Investment Options according to your most recent allocation instructions. We then divide the amount in each subaccount by the Annuity Unit value for each subaccount on the Income Date.

We determine the Annuity Unit value on each Business Day as follows:

o multiply the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the current Business Day; and
o    divide by the assumed net investment factor for the current Business Day.

The assumed net investment factor for the current Business Day is one plus the annual AIR adjusted to reflect the number of calendar days that have elapsed since the immediately preceding Business Day. We will use an AIR of 3%, 5% or 7% based on your selection and applicable law.

Thereafter, the number of Annuity Units in each subaccount generally remains unchanged unless you make a transfer. However, the number of Annuity Units will change if Annuity Option 3 is in effect, one Annuitant dies, and the surviving joint Annuitant elects to receive Traditional Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the payment frequency you selected.

The Traditional Annuity Payment on each subsequent payment date is equal to the sum of the Traditional Annuity Payments for each subaccount. We determine the Traditional Annuity Payment for each subaccount by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount on the payment date.

ANNUITY OPTIONS

You can choose one of the income plans (Annuity Options) described below or any other payment option to which we agree. Before the Income Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. You cannot change the Annuity Option for a Traditional Annuity Portion after the Income Date. If you do not choose an Annuity Option before the Income Date, we will make Traditional Annuity Payments to the Payee under variable Annuity Option 2, which provides a life annuity with ten years of guaranteed monthly payments.

Traditional Annuity Payments will usually be lower if you select an Annuity Option that requires us to make more frequent payments or make payments over a longer period of time. For example, the initial monthly payout rates under Annuity Option 4 with a guarantee period of 20 years or more are the lowest rates we offer and the initial monthly payout rates under Annuity Option 1 are the highest rates we offer. Traditional Annuity Payments will also be lower if you have us make payments at an early age (for example, when the Annuitant is age 50) as opposed to waiting until the Annuitant is older (for example, when the Annuitant is age 70).

OPTION 1. LIFE ANNUITY. We will make monthly Traditional Annuity Payments during the life of the Annuitant, and the last payment will be the one that is due before the Annuitant's death.


OPTION 2. LIFE ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Traditional Annuity Payments during the life of the Annuitant. If you take one single Full Annuitization and the Annuitant dies before the end of the selected guaranteed period, we will continue to make payments to the Payee for the rest of the guaranteed period. Alternatively, the Owner may elect to receive a lump sum payment. Under a Partial Annuitization, if the Annuitant dies before the end of the selected guaranteed period, we will make a lump sum payment to the Beneficiary. The lump sum payment is equal to the present value of the remaining guaranteed monthly Traditional Annuity Payments, as of the date we receive proof of the Annuitant's death and a payment election form at the USAllianz Service Center. We base the remaining guaranteed monthly Traditional Annuity Payments on the current value of the Annuity Units and we use the AIR to calculate the present value. We require proof of the Annuitant's death and return of the Contract before we will make any lump sum payment. There are no additional costs associated with a lump sum payment.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. This Annuity Option is not available to you under a Partial Annuitization. Under this option we will make monthly Traditional Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, payments will continue during the lifetime of the surviving joint Annuitant at a level of 100%, 75% or 50% of the previous amount, as selected by the Owner. Monthly Traditional Annuity Payments will stop with the last payment that is due before the last surviving joint Annuitant's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. This Annuity Option is not available to you under a Partial Annuitization. Under this option we will make monthly Traditional
Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, payments will continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if both Annuitants die before the end of the selected guaranteed period, we will continue to make Traditional Annuity Payments to the Payee for the rest of the guaranteed period. Alternatively, the Owner may elect to receive a lump sum payment equal to the present value of the remaining guaranteed monthly Traditional Annuity Payments, as of the date we receive proof of the last surviving joint Annuitant's death at the USAllianz Service Center. We base the remaining guaranteed monthly Traditional Annuity Payments on the current value of the Annuity Units and we use the AIR to calculate the present value. We require proof of death of both joint Annuitants and return of the Contract before we will make any lump sum payment. There are no additional costs associated with a lump sum payment.


OPTION 5. REFUND LIFE ANNUITY. We will make monthly Traditional Annuity Payments during the lifetime of the Annuitant, and the last payment will be the one that is due before the Annuitant's death. After the Annuitant's death, the Payee may receive a lump sum refund. The amount of the refund will depend on the current Investment Option allocation and will be the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where:


     (1) = Annuity Unit value of the subaccount for that given Investment Option when due proof of the Annuitant's death is received at the USAllianz Service Center.


     (2) = The amount applied to variable Traditional Annuity Payments on the Income Date.


     (3) = Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant's death is received at the USAllianz Service Center.

     (4) = The number of Annuity Units used in determining each Traditional Annuity Payment attributable to that given subaccount when due proof of the Annuitant's death is received at the USAllianz Service Center.


     (5)  = Dollar value of first Traditional Annuity Payment.

     (6)  = Number of Traditional Annuity Payments made since the Income Date.


We will base this calculation upon the allocation of Annuity Units actually in-force at the time due proof of the Annuitant's death is received at the USAllianz Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.



6. INVESTMENT OPTIONS
--------------------------------------------------------------------------------
The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future we may add, eliminate or substitute Investment Options. Depending on market conditions, you can gain or lose value by investing in the Investment Options.


Instructions to allocate Purchase Payments or Contract Value, or to transfer Contract Value among the Investment Options apply equally to all portions of the Contract. Because each Contract portion must invest in the same Investment Options and in the same percentages, you will not be able to diversify within the Contract by having different investment allocations in different parts of the Contract. In addition, if you take a Partial Annuitization and want to allocate Contract Value to lower risk and less volatile Investment Options, you will not be able to invest the annuitized portion in a manner different from the other parts of the Contract.


YOU SHOULD READ THE INVESTMENT OPTIONS' PROSPECTUSES CAREFULLY. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Options' prospectuses. TO OBTAIN A CURRENT PROSPECTUS FOR ANY OF THE INVESTMENT OPTIONS CALL EITHER YOUR REGISTERED REPRESENTATIVE OR US (AT THE TOLL FREE PHONE NUMBER LISTED AT THE BACK OF THIS PROSPECTUS). We will send copies of the Investment Options' prospectuses to you when we issue the Contract.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the table of annual operating expenses for each Investment Option that appears in Appendix A. For more information about share classes, see the Investment Options' prospectuses.


The investment objectives and policies of certain Investment Options may be similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.


The USAZ FusionPortfolios are offered by the USAllianz Variable Insurance Products Fund of Funds Trust. Each of the USAZ FusionPortfolios is a "fund of funds" and diversifies its assets by investing in the shares of several other affiliated mutual funds. Upon receipt of regulatory approval, each USAZ FusionPortfolio may also be permitted to invest in unaffiliated underlying mutual funds and other types of investments.

The USAZ FusionPortfolios seek to achieve their investment objective through investment in a combination of underlying investments through an analysis that includes the implementation of a strategic asset allocation recommendation provided by Morningstar(R) Associates, LLC (Morningstar). Morningstar serves as a consultant to the manager, USAllianz Advisers, LLC, with respect to selecting the underlying investments and the asset allocations among the underlying funds.

The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the USAZ FusionPortfolios, and the USAZ FusionPortfolios do not pay service fees or 12b-1 fees. The underlying funds of the USAZ FusionPortfolios or their advisers may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.


We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact the USAllianz Service Center.


The following is a list of the Investment Options available under the Contract, the investment advisers and subadvisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option.

                                                       INVESTMENT OPTIONS

---------------------------------------------- ------------------------------------ ---------------- -----------------------------

                                                       ASSET CATEGORIES
                                               ------------------------------------ ---------------- -----------------------------

Investment Management     Investment           SB S  CE   IT  HB  IE  L  L  L  S  M    Objective(s)       Primary Investments
Company                   Option               ho p  aq   ne  io  nq  a  a  a  m  i
                                               on e  su   tr  gn  tu  r  r  r  a  d
                                               rd c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                            ts i   v   r    s  rt  e  e  e  l  C
                                               -  a   a   mB  Y   ny              a
                                               T  l   l   eo  i   a   B  V  G  C  p
                                               e  t   e   dn  e   t   l  a  r  a
                                               r  y   n   id  l   i   e  l  o  p
                                               m      t   as  d   o   n  u  w
                                                          t       n   d  e  t
                                                          e       a         h
                                                                  l
------------------------------------------------------------------------------------------------------------------------------------
   FRANKLIN TEMPLETON      Franklin Income         X                                  Maximize        Normally invests in debt and
   o  managed by           Securities Fund                                            income while    equity securities, including
      Franklin                                                                        maintaining     corporate, foreign and U.S.
      Advisers, Inc.                                                                  prospects for   Treasury bonds and stocks.
                                                                                      capital
                                                                                      appreciation
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           Franklin U.S.        X                                     Income           At least 80% of its net
                           Government Fund                                                             assets in U.S. government
                                                                                                       securities, primarily fixed
                                                                                                       and variable rate
                                                                                                       mortgage-backed securities.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   o  managed by           Mutual Shares                                           X  Capital          Invests mainly in U.S. equity
      Franklin             Securities Fund                                            appreciation,    securities, and substantially
      Mutual                                                                          with income as   in undervalued stocks, risk
      Advisers, LLC                                                                   a secondary      arbitrage securities and
                                                                                      goal             distressed companies.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   o   managed by          Templeton Foreign                       X                  Long-term        At least 80% of net assets in
       Templeton           Securities Fund                                            capital growth   investments of issuers
       Investment                                                                                      located outside the U.S.,
       Counsel, LLC                                                                                    including those in emerging
                                                                                                       markets.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   o  managed by           USAZ Franklin Small                                  X     Long-term        At least 80% of its assets in
      USAllianz            Cap Value Fund                                             total return     investments of small
      Advisers, LLC/                                                                                   capitalization companies with
      Franklin Advisory                                                                                market capitalizations under
      Services, LLC                                                                                    $2.5 billion at the time of
                                                                                                       purchase.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   PIMCO                   PIMCO VIT All Asset      X                                 Maximum real     Invests in institutional
   o  managed by           Portfolio                                                  return           class shares of the PIMCO
      Pacific Investment                                                              consistent       Funds and does not invest
      Management Company                                                              with             directly in stocks or bonds
      LLC                                                                             preservation     of other issuers.
                                                                                      of real
                                                                                      capital and
                                                                                      prudent
                                                                                      investment
                                                                                      management
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           PIMCO VIT High Yield                X                      Maximum total    At least 80% of assets in
                           Portfolio                                                  return,          high-yield securities ("junk
                                                                                      consistent       bonds") rated below
                                                                                      with             investment grade, but at
                                                                                      preservation     least "B" by Moody's or S&P.
                                                                                      of capital and   Effective June 1, 2004 the
                                                                                      prudent          quality guideline changed,
                                                                                      investment       permitting investment in
                                                                                      management       securities with lower-quality
                                                                                                       credit ratings.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           PIMCO VIT Real                  X                          Maximum real     At least 65% of its total
                           Return Portfolio                                           return,          assets in inflation-indexed
                                                                                      consistent       bonds of varying maturities
                                                                                      with             issued by the U.S. and
                                                                                      preservation     non-U.S. governments, their
                                                                                      of real          agencies or
                                                                                      capital and      government-sponsored
                                                                                      prudent          entities, and corporations.
                                                                                      investment
                                                                                      management
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           PIMCO VIT Total                 X                          Maximum total    At least 65% of assets in
                           Return Portfolio                                           return,          fixed income instruments of
                                                                                      consistent       varying maturities.
                                                                                      with
                                                                                      preservation
                                                                                      of capital and
                                                                                      prudent
                                                                                      investment
                                                                                      management
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   USAZ                    USAZ Fusion Balanced  X  X  X   X   X   X  X   X  X  X  X  Long-term        Allocation among the
   o  managed by           Fund                                                       capital          underlying investments, to
      USAllianz                                                                       appreciation     achieve a range generally
      Advisers, LLC                                                                   with             from 45% to 55% of assets in
                                                                                      preservation     equity funds or equity
                                                                                      of capital as    securities with the remaining
                                                                                      an important     balance invested in fixed
                                                                                      consideration    income funds or fixed income
                                                                                                       securities.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           USAZ Fusion Growth    X  X  X   X   X   X  X   X  X  X  X  Long-term        Allocation among the
                           Fund                                                       capital          underlying investments, to
                                                                                      appreciation     achieve a range generally
                                                                                                       from 75% to 85% of assets
                                                                                                       in equity funds or equity
                                                                                                       securities with the
                                                                                                       remaining balance invested
                                                                                                       in fixed income funds or
                                                                                                       fixed income securities.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           USAZ Fusion Moderate  X  X  X   X   X   X  X   X  X  X  X  Long-term        Allocation among the
                           Fund                                                       capital          underlying investments, to
                                                                                      appreciation     achieve a range generally
                                                                                                       from 60% to 70% of assets
                                                                                                       in equity funds or equity
                                                                                                       securities with the
                                                                                                       remaining balance invested
                                                                                                       in fixed income funds or
                                                                                                       fixed income securities.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   o  managed by           USAZ Money Market            X                             Current income   At least 80% of total assets
      USAllianz            Fund                                                       consistent       in portfolio of high quality,
      Advisers, LLC/                                                                  with stability   money markeinvestments.
      Prudential                                                                      of principal
      Investment
      Management, Inc.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   VAN KAMPEN              USAZ Van Kampen          X                                 Highest          Invests at least 65% of its
   o   managed by          Equity and Income                                          possible         total assets in
       USAllianz           Fund                                                       income           income-producing equity
       Advisers, LLC/Van                                                              consistent       securities.
       Kampen Asset                                                                   with safety of
       Management                                                                     principal with
                                                                                      long-term
                                                                                      growth of
                                                                                      capital as an
                                                                                      important
                                                                                      secondary
                                                                                      objective
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           USAZ Van Kampen                         X                  Long term        Invests primarily in a
                           Global Franchise Fun                                       capital          non-diversified portfolio of
                                                                                      appreciation     publicly traded equity
                                                                                                       securities of issuers
                                                                                                       located throughout the
                                                                                                       world that it believes have,
                                                                                                       among other things, resilient
                                                                                                       business franchises and
                                                                                                       growth potential.
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------
                           USAZ Van Kampen                                X           Income and       Invests primarily in
                           Growth and Income                                          long-term        income-producing equity
                           Fund                                                       growth of        securities, including common
                                                                                      capital          stocks and convertible
                                                                                                       securities; also in
                                                                                                       non-convertible preferred
                                                                                                       stocks and debt securities
                                                                                                       rated "investment grade."
   ----------------------- -------------------- -- --- -- --- --- -- --- -- -- -- --- ---------------- -----------------------------

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies, which may or may not be affiliated with Allianz Life. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.


We may enter into certain arrangements under which we, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate USAllianz Investor Services, LLC, may receive Rule 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.


SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in, or transfers to, an Investment Option if marketing, or tax considerations or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The fund companies which sell shares of the Investment Options to us pursuant to participation agreements may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS

You can make transfers among the Investment Options subject to certain restrictions. Transfers may be subject to a transfer fee. We currently allow you to make as many transfers as you want to each Contract Year. We may change this practice in the future. There is no minimum required transfer amount. This product is not designed for professional market timing organizations, other entities or persons using programmed, large, or frequent transfers, and excessive or inappropriate transfer activity may be restricted.

The following applies to any transfer:


o We may choose not to allow you to make transfers during the free look/right to examine period.
o    Your request for a transfer must clearly state:
     -    which Investment Options are involved in the transfer; and
     -    the percentage you wish to transfer.
o Your right to make transfers is subject to modification if we determine, in our sole discretion, that exercising of the right by one or more Owners is, or may be, to the disadvantage of other Owners. For more information see our discussion of "Excessive Trading and Market Timing" in this section.

Transfer instructions apply equally to all portions of the Contract. You cannot make transfers selectively within different portions of the Contract.


If we reject a transfer request, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly.

We reserve the right to modify the transfer provisions subject to applicable state law at any time without prior notice to any party.

The Investment Options may in the future add policies or change existing policies designed to restrict market timing activities. For example, Investment Options may impose restrictions on transfers between Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In addition, an Investment Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Investment Options' prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of Investment Option restrictions and actions taken by the managers of the Investment Options.

TELEPHONE AND ELECTRONIC TRANSFERS. You can make transfers by telephone, website, or by fax. We may allow you to authorize someone else to make transfers by telephone, website, or fax on your behalf. We will accept instructions from either you or a Joint Owner unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given to us by telephone or by website are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions and log all website instructions. We reserve the right to discontinue or modify the telephone, website and/or fax transfer privileges at any time and for any reason.

We do not currently accept transfer instructions from you via email, or via electronic communications other than the website. This service may be available to you in the future.


Please note that telephone, fax and/or the website may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to the USAllianz Service Center.


EXCESSIVE TRADING AND MARKET TIMING


Your ability to make transfers under the Contract is subject to modification if we determine, in our sole opinion, that the exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Owners.


Frequent transfers, programmed transfers, transfers into and then out of an Investment Option in a short period of time, and transfers of large amounts at one time (collectively referred to as "potentially disruptive trading") may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include:

o dilution of the interests of long-term investors in an Investment Option, if market timers or others transfer into the Investment Option at prices that are below their true value or transfer out of the Investment Option at prices that are higher than their true value;
o an adverse effect on portfolio management, such as causing the Investment Option to maintain a higher level of cash than would otherwise be the case, or causing the Investment Option to liquidate investments prematurely; and
o    increased brokerage and administrative expenses.

In order to attempt to protect our Owners and the Investment Options from potentially disruptive trading, we have adopted certain market timing policies and procedures. Under our market timing policy, we could modify your transfer privileges for some or all of the Investment Options. Unless prohibited by the terms of the Contract or applicable state law, the modifications we may apply include (but are not limited to):

o limiting the frequency of transfers (for example, prohibit more than one transfer a week, or more than two a month, etc.),
o restricting the method of making a transfer (for example, requiring that all transfers be sent by first class U.S. mail and rescinding the telephone, fax or website transfer privileges),
o requiring a minimum time period between each transfer (for example, prohibiting transfers into a particular Investment Option within a specified period of time after a transfer out of that Investment Option),
o not accepting transfer requests made on your behalf by an asset allocation and/or market timing service,
o limiting the dollar amount that may be transferred into or out of any Investment Option at any one time,
o imposing redemption fees on short-term trading (or implementing and administering redemption fees imposed by one or more of the Investment Options),
o    prohibiting transfers into specific Investment Options, or
o    imposing other limitations or restrictions.

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser's, subadviser's or our judgment, an Investment Option may be unable to invest effectively in accordance with its investment objectives and policies.


Currently we attempt to DETER disruptive trading as follows. If the Owner's transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send the Owner a warning letter. If the conduct continues and we determine that it constitutes disruptive trading, we will also impose transfer restrictions. Transfer restrictions may include refusing to take orders by fax, telephone, or website and requiring the Owner to submit all transfer requests via first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions on a Contract if we determine, in our sole opinion, that the transfers are disadvantageous to other Owners. We will notify the Owner in writing if we impose transfer restrictions.


We do not include automatic transfers made under any programs we provide, or automatic transfers made under any of the Contract features, when applying our market timing policy.


We have adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by the Owners' legitimate interest in diversifying their investment and making periodic asset re-allocations based upon their personal situations or overall market conditions. As such, we attempt to protect the Owners' interests in making legitimate transfers by providing reasonable and convenient methods of making transfers that do not harm other Owners.


We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate although it may technically violate our policies and procedures that are discussed above. In determining whether a transfer is appropriate, we may, but are not required to, take into consideration the relative size of a transaction, whether the transaction was purely a defensive transfer into the USAZ Money Market Fund, and whether the transaction involved an error or similar event. We may also reinstate telephone, fax or website transfer privileges after we have revoked them, but we will not reinstate these privileges if we have reason to believe that they might be used for disruptive trading purposes in the future.

We cannot guarantee that:


o our monitoring will be 100% successful in detecting all potentially disruptive trading activity, and
o revoking the Owner's telephone, fax or website transfer privileges will successfully deter all potentially disruptive trading.


In addition, certain of the Investment Options are available to insurance companies other than us and we do not know whether those other insurance companies have adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be.


As a result of the fact that we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the Investment Options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.


We may, without prior notice to any party, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of fund shares are subject to acceptance by the relevant Investment Option. We reserve the right to reject, without prior notice, any transfer request into an Investment Option if the purchase of shares in the corresponding Investment Option portfolio is not accepted for any reason.


Allianz Life retains some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and in what form trading restrictions may be applied, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine an Owner is engaging in disruptive trading, we may revoke their fax transfer privileges. In the alternative, if the disruptive trading affects only a single Investment Option, we may prohibit the Owner from transferring into that Investment Option.

The retention of some level of discretion by Allianz Life may result in disparate treatment among market timers and it is possible that other Owners could experience adverse consequences if some Owners are able to engage in practices that may constitute market timing that result in negative effects.


FLEXIBLE REBALANCING


You can choose to have us rebalance your account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. You can direct us to automatically readjust your balance in the Investment Options on a quarterly, semi-annual or annual basis to return to your selected Investment Option allocations. Flexible rebalancing transfers will be made on the 20th day of the month or the previous Business Day if the 20th is not a Business Day. If you participate in the flexible rebalancing program there are no fees for the transfers made under this program, we do not currently count these transfers against any free transfers that we allow, and you will not be charged additional fees for participating in or terminating from this program. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To participate in this program, your request must be received in good order at the USAllianz Service Center by the eighth of the month so that we may rebalance your account on the 20th of the month. To terminate your participation in this program, your request must also be received at the USAllianz Service Center by the eighth of the month to terminate that month.


FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS

If you have or establish a relationship with a personal financial adviser and the advisory agreement provides that you will pay all or a portion of your adviser's fees out of the Contract, you can take a partial withdrawal from the Contract to pay for the services of the financial adviser. We will treat any fee that is withdrawn as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, we will treat the withdrawal like any other distribution, it may be included in your gross income for federal tax purposes, and, if you are under age 59 1/2, it may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.

We do not set the amount of the fees charged or receive any portion of the fees from the adviser. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.

VOTING PRIVILEGES


We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote that affects your investment, we will obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that it is no longer required to comply with the above, we will vote the shares in our own right. Only Owners have voting privileges under the Contract. Annuitants, Beneficiaries and other persons have no voting privileges unless they are also an Owner.


We determine your voting interest in the Investment Options as follows:

o You are permitted to cast votes based on the dollar amount of Investment Option shares that you hold through the subaccount Accumulation/Annuity/LIB Units in your Contract on the record date. We count fractional votes.
o    We will determine the number of shares that you can vote.
o You will receive any proxy materials and a form to give us voting instructions as well as periodic reports relating to the Investment Options in which you have an interest.

7.OUR GENERAL ACCOUNT
--------------------------------------------------------------------------------
Our general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of our general account.

We have not registered our general account as an investment company under the Investment Company Act of 1940, nor have we registered interests in our general account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to our general account.

Currently we do not offer any investment choices under our general account, but this may change in the future. Please contact us for the most current terms of our general account.

8. EXPENSES
--------------------------------------------------------------------------------
There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are described in detail in this section.

MORTALITY AND EXPENSE RISK (M&E) CHARGES

Each Business Day, during the Accumulation and Annuity Phases, we make a deduction from your Separate Account assets for M&E charges. We do this as part of our calculation of the value of the Accumulation and Annuity/LIB Units. We calculate the M&E charges as a percentage of the average daily assets invested in a subaccount on an annual basis. The M&E charges during the Accumulation and Annuity Phases are as follows:


  FOR CONTRACTS WITH THE TIP:                                         M&E CHARGE
  --------------------------                                              ------
        during the Accumulation Phase of the Contract                      2.20%
        during the Annuity Phase under any LIB Portion                     2.20%
        during the Annuity Phase under any Traditional Annuity Portion 1.45% FOR CONTRACTS WITHOUT THE TIP:
        during both the Accumulation and Annuity Phases                    1.45%


Because  we allow  Partial  Annuitizations  under  both the LIB and  traditional
Annuity Options, it is possible to have different M&E charges on different portions of the Contract at the same time under Contracts that include the TIP.

These charges compensate us for all the insurance benefits provided by your Contract, for example:


o    our contractual obligation to make Annuity Payments,
o the death benefit, income benefits (LIB Payments and/or Traditional Annuity Payments), and withdrawal benefits (partial withdrawal privilege, IWB or
     WPB),
o    certain expenses related to the Contract, and
o for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.


We also use the M&E charge to cover all expenses associated with administration and maintenance of the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

THE ANNUAL LIB FEE

If your Contract includes the TIP and you exercise the LIB, the LIB Portion(s) of your Contract will be subject to an annual LIB Fee during the Annuity Phase. The annual LIB Fee is a performance-based fee. We use it to pay for past/future LIB Payments that, due to the poor performance of your selected Investment Options, would have been less than the annual Base Payment guarantee. The annual LIB Fee is equal to the amount of any gain in the annual Market Payment at the end of LIB Year that falls within the LIB Fee Range. We determine the LIB Fee at the end of the LIB Year and we deduct it from the LIB Units that we use to calculate the annual Market Payment at the beginning of the next LIB Year on the LIB Anniversary. The first time that you will be subject to the LIB Fee will be on the first LIB Anniversary. The LIB Fee Range is as follows:

     CURRENT LIB FEE RANGE                                        GUARANTEED  MINIMUM LIB FEE RANGE
     The portion of any annual gain in the Market Payment at      The portion of any annual gain in the Market Payment at
     the end of LIB Year that is MORE THAN 6%AND UP TO 8%         of the end of LIB Year  that is MORE THAN 3% AND UP TO 5% of
     the annual Market  Payment we calculated at the beginning    the annual Market Payment we calculated at the
     of the LIB Year                                              beginning of the LIB Year

The upper end of the LIB Fee Range is always 2% higher than the lower end of the range. The maximum annual LIB Fee you can pay is 2% of the annual Market Payment we calculated at the beginning of the LIB Year, and the minimum fee is zero. We set the LIB Fee Range at Contract issue and it will remain in effect for the first LIB Year. We reserve the right to change the lower end of the LIB Fee Range for the next LIB Year on the LIB Anniversary based on the volatility of the past performance of your selected Investment Options. However, we guarantee that the LIB Fee Range will never be lower than the minimum listed in the table. We will make any change to the lower end of the LIB Fee Range on the LIB Anniversary and the change will remain in effect for the entire LIB Year. We will provide notice to you if we change the LIB Fee Range. Selecting Investment Options that have less volatility in their performance helps decrease the chance that we will exercise our right to change the lower end of the LIB Fee Range.

EXAMPLE: You purchase a Contract with the TIP and exercise the LIB. Your initial annual LIB Payment and initial annual Market Payment are $1,000. At the end of the first LIB Year your annual Market Payment is $1,070, your investment gain is 7% (or $70), and your LIB Fee Range is more than 6% and up to 8% of the annual Market Payment we calculated at the beginning of the LIB Year.

We calculate the lower end of the LIB Fee Range as 6% of your initial annual Market Payment = $1,000 x 0.06 = $60. We calculate the upper end of the LIB Fee Range as 8% of your initial annual Market Payment = $1,000 x 0.08 = $80. Your annual LIB Fee is the amount of the $70 gain that falls between the lower and upper ends of the LIB Fee Range, or $10.


For more information also see the discussion of the "Annual Market Payment" and "Annual LIB Fee" in section 4.c, The Lifetime Income Benefit (LIB) and Appendix B.


WITHDRAWAL CHARGE


Withdrawals are available from all portions of the Contract except the Traditional Annuity Portions. The following withdrawals are subject to a withdrawal charge.

o    all withdrawals from the Deferral Portion, and
o    for Contracts with the TIP:
- if you take an Excess Withdrawal from the IWB Portion, the amount of the withdrawal (IWB Payment and/or Excess Withdrawal*) that exceeds the IWB Maximum in an IWB Year, and
-    any Excess Withdrawal* from the WPB Portion.

* Excluding any amount paid as part of a required minimum distribution.

The withdrawal charge compensates us for expenses associated with selling the Contract. A withdrawal charge applies if any part of the amount that is subject to the charge is withdrawn from Purchase Payments we received within seven years before the withdrawal. For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis and we make withdrawals from your Contract in the following order:

1. First we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (for example, Purchase Payments we have had for seven or more complete years). We do not assess a withdrawal charge on these Purchase Payments.

2. If the TIP does not apply to your Contact, we will then withdraw any Purchase Payments that are under the partial withdrawal privilege, and we do not assess a withdrawal charge. The partial withdrawal privilege is not available on Contracts that include the TIP. For more information on the partial withdrawal privilege section 10, Access to Your Money - Partial Withdrawal Privilege for Contracts Without the TIP.

3. Next, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these payments. However, we withdraw payments on a FIFO basis, which may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.

4. Finally, we withdraw any Contract earnings. We do not assess a withdrawal charge on Contract earnings.

We keep track of each Purchase Payment you make and the amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is:

     NUMBER OF COMPLETE YEARS SINCE
       RECEIPT OF PURCHASE PAYMENT              CHARGE
       ---------------------------              ------
                   0                               8%
                   1                               8%
                   2                               7%
                   3                               6%
                   4                               5%
                   5                               4%
                   6                               3%
          7 years or more                          0%


After we have had a Purchase Payment for seven complete years, there is no charge when you withdraw that Purchase Payment. We calculate the withdrawal charge at the time of withdrawal. For a full withdrawal we will deduct the withdrawal charge as a percentage of the amount withdrawn. For partial withdrawals, the amount we actually deduct from your Contract will be the amount you request plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount and we pay you the amount you requested. We will make any partial withdrawal pro rata from all of your selected Investment Options. You cannot request a withdrawal from any specific Investment Option after you exercise any TIP benefit.


EXAMPLE: Assume you request a partial withdrawal of $1,000. There is a withdrawal charge of 5%. The total partial withdrawal amount we actually deduct from your Contract is $1,052.63 and we pay you $1,000. We determine this amount as follows:

   AMOUNT REQUESTED             OR      $1,000         =      $1,052.63
------------------------                ------
1  -  WITHDRAWAL CHARGE                  0.95


We do not assess the withdrawal charge on amounts applied to Annuity Payments, on amounts paid out under the Traditional Guaranteed Minimum Death Benefit, or on amounts paid out as part of a required minimum distribution. If your Contract includes the TIP we also do not assess the withdrawal charge against Excess Withdrawals of the Liquidation Value under the LIB. Excess Withdrawals of the Liquidation Value are available from an LIB Portion until the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday. If you take a partial LIB, and you are able to take an Excess Withdrawal, you can tell us from which part of the Contract you want the withdrawal to come. If you do not instruct us where to take the withdrawal from, we will first withdraw amounts available from any part of the Contract in the Accumulation Phase, and then we will withdraw amounts from any LIB Portion(s) of the Contract on a "last-in-first-out" (LIFO) basis.


Withdrawals may have tax consequences and, if taken before the Owner reaches age 59 1/2, may be subject to a 10% penalty tax on any Contract earnings.


NOTE: FOR TAX PURPOSES, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY YOU PUT INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS ARE CONSIDERED TO COME OUT OF THE CONTRACT FIRST.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if there is a large group of individuals that will be purchasing the Contract or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. We require our prior approval for any reduction or elimination of the withdrawal charge.

TRANSFER FEE


You can currently make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer fee of $25 for each additional transfer. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to deduct it during the Annuity Phase. We will deduct the transfer fee from the Investment Option from which the transfer is made. If you transfer the entire amount in the Investment Option, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Options, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionally from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is part of the flexible rebalancing program, there is no fee for the transfer and we currently do not count these transfers against any free transfers we allow. Transfer instructions apply equally to all portions of the Contract. You cannot make transfers selectively within different portions of the Contract. We count transfers at the Contract level and not by the number of portions in the Contract. For example, if your Contract has a Deferral Portion and a Traditional Annuity Portion and you request a transfer we count that as one transfer even though we will make the transfer in both portions of the Contract.


PREMIUM TAXES

Some states and other governmental entities (for example, municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will make a deduction from your Contract Value for them. Some of these taxes are due on the Issue Date, others are due on the Income Date. It is our current practice not to make deductions from the Contract to reimburse us for the premium taxes we pay until the earliest of the following: upon the Income Date you take a Full Annuitization, the date of full withdrawal from the Contract, or the date of your death. We may discontinue this practice in the future and assess the charge when the tax is due. If you take a Full Annuitization under the LIB at Contract issue, we will subtract the premium tax from your Purchase Payment before we apply it to the Investment Options. Premium taxes normally range from 0% to 3.5% of the Purchase Payment, depending on the state.

INCOME TAXES

We reserve the right to deduct from the Contract any income taxes that we may incur because of the Contract. Currently, we are not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees) which are described in the Fee Tables and in the table of annual operating expenses for each Investment Option in Appendix A in this prospectus and in the prospectuses for the Investment Options. These charges apply during the Accumulation and Annuity Phases.


9. TAXES
--------------------------------------------------------------------------------


NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. THE CONTRACT OFFERS CONSIDERABLE FLEXIBILITY IN HOW DISTRIBUTIONS CAN BE TAKEN FROM AND COMBINED UNDER THE CONTRACT. THUS, THERE ARE A NUMBER OF DIFFERENT PAYOUT COMBINATIONS AVAILABLE UNDER THE CONTRACT; NOT ALL OF THESE COMBINATIONS (OR THEIR ATTENDANT TAX CONSEQUENCES) ARE DISCUSSED IN THIS SECTION. THIS INFORMATION IS NOT INTENDED AS TAX ADVICE. YOU SHOULD, THEREFORE, CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION. FOR MORE INFORMATION ON THE TAXATION OF ANNUITY PAYMENTS MADE UNDER A PARTIAL ANNUITIZATION, SEE SECTION 3, THE ANNUITY PHASE - PARTIAL ANNUITIZATIONS. FOR MORE INFORMATION ON THE TAXATION OF IWB PAYMENTS, SEE
SECTION 4.A, THE INCREASING WITHDRAWALS BENEFIT (IWB) - TAXATION OF IWB PAYMENTS. FOR MORE INFORMATION ON THE TAXATION OF WPB PAYMENTS, SEE SECTION 4.B, THE WITHDRAWALS PLUS BENEFIT (WPB) - TAXATION OF WPB PAYMENTS. FOR MORE INFORMATION ON THE TAXATION OF LIB PAYMENTS, SEE SECTION 4.C, THE LIFETIME INCOME BENEFIT (LIB) - TAXATION OF LIB PAYMENTS.


ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan the Contract is referred to as a Non-Qualified Contract. When a Non-Qualified Contract is owned by a non-natural person (for example, a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year.

QUALIFIED CONTRACTS

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law. A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract. We currently issue the following types of Qualified Contracts:


o TRADITIONAL INDIVIDUAL RETIREMENT ANNUITY. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.


o SIMPLIFIED EMPLOYEE PENSION (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.


o ROTH IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
     (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.


o TSAS OR 403(B) CONTRACTS. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. 90-24 transfers from existing TSA or 403(b) contracts and funds from plans under the several Internal Revenue Code sections identified in our 403(b) riders are the only currently accepted contributions under a TSA or 403(b) Contract. However, this may change in the future.

     IMPORTANT: CERTAIN CONTRIBUTIONS TO SECTION 403(B) PLANS CANNOT BE WITHDRAWN BEFORE AGE 59 1/2 , DEATH, DISABILITY, SEVERANCE FROM EMPLOYMENT, OR FINANCIAL HARDSHIP. THE TIP MAY NOT BE APPROPRIATE FOR YOU IF YOU ARE UNDER AGE 59 1/2 AND ARE AN ACTIVELY EMPLOYED PARTICIPANT IN A SECTION 403(B) PLAN, BECAUSE YOU MAY INCUR HIGHER CONTRACT EXPENSES WITHOUT RECEIVING ANY ADDITIONAL BENEFITS UNTIL YOU ARE AGE 59 1/2. CONSULT YOU TAX ADVISER BEFORE PURCHASING A CONTRACT WITH THE TIP.


o INHERITED IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into an Inherited IRA variable annuity contract. If we make this Contract available as an Inherited IRA Contract, the beneficiary of the previous tax-qualified investment will become the Owner of the new Inherited IRA Contract. The ownership of the Contract must also reflect the name of the previous deceased owner. The purpose of the Inherited IRA Contract is to allow the Owner to change the investment vehicle to an annuity and receive required minimum distribution withdrawal payments that are required by IRS Regulations instead of receiving a lump sum death benefit payment. If we make this Contract available as an Inherited IRA, the death benefit proceeds of the previous tax-qualified investment must be directly transferred into this Contract. A beneficiary can apply the death benefit proceeds from multiple tax-qualified investments that were owned by the same owner to the purchase of an Inherited IRA Contract. We will not accept any other forms of Purchase Payment on an Inherited IRA Contract. The death benefit proceeds cannot be received by the beneficiary and then applied to an Inherited IRA Contract.

     We permit you to add enhanced optional benefits to an Inherited IRA Contract. We currently believe this is allowable because enhanced optional benefits can be added to traditional IRA plans. However, the IRS has not yet issued any rulings on this issue with respect to Inherited IRA Contracts. Therefore, Owners should discuss this issue with their tax and legal advisers before adding enhanced optional benefits to an Inherited IRA Contract.

QUALIFIED PLANS
A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under sections of the Code where the assets are invested under this Contract. The plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting will be the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we will change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan will be responsible for any reporting required for the rollover transactions.


MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple Non-Qualified deferred annuity contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. Recent guidance from the Internal Revenue Service (IRS), however, confirmed that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that an exchange can go into an existing annuity contract as well as a new annuity contract. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before entering into a partial exchange of an annuity contract.

DISTRIBUTIONS - NON-QUALIFIED CONTRACTS


You, as the Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs--either as a withdrawal (including, if available, Partial Annuitizations, IWB Payments, WPB Payments, and Excess Withdrawals) or as a Full Annuitization under a traditional Annuity Option or the LIB (if available).

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your
investment  in  the  Contract   (generally,   the  Purchase  Payments  or  other
consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. IWB or WPB Payments and amounts received as a result of a Partial Annuitization are treated as partial withdrawals. If your Contract includes the TIP and you exercise the IWB or WPB, and the IWB or WPB value is greater than the Contract Value immediately before the withdrawal it is possible that the IRS could assert that the amount you receive will be taxable as ordinary income up to an amount equal to the excess of the IWB or WPB value immediately before the withdrawal over your investment in the Contract at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.

If you take a Full Annuitization, different rules apply. Periodic installments (for example, LIB Payments) scheduled to be received at regular intervals (for example, annually, semiannually, quarterly, or monthly) after you take a Full Annuitization should be treated as annuity payments (and not withdrawals) for tax purposes. (In this regard, we intend to make tax reporting on periodic installments scheduled to be received at regular intervals under a Partial Annuitization as annuity payments ONLY after a Contract's entire Contract Value has been applied to LIB or Traditional Annuity Payments, provided that such installments extend over a period of more than one full year from the time of the Full Annuitization. Due to the lack of guidance on whether this is the appropriate tax treatment for such payments, however, Owners should consult with a tax adviser on this issue.) After a Full Annuitization, a portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid out all of your Purchase Payments, the entire Annuity Payment is taxable as ordinary income. The Contract permits Excess Withdrawals of the Liquidation Value under the LIB during the Annuity Phase. We intend to treat any such withdrawal of Liquidation Value as a withdrawal (and not as an annuity payment) for tax reporting purposes. In a recent ruling, the IRS indicated that withdrawals from an annuity contract on or after the annuity starting date (that is, on or after the entire Contract Value has been applied to Annuity Payments) should be treated and taxed the same as withdrawals before the annuity starting date (that is, withdrawals made before the entire Contract Value has been applied to Annuity Payments). Under such an approach, part of the amount withdrawn might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of a partial withdrawal from a non-qualified contract taken after the contract's annuity starting date was taxable as ordinary income. As noted above, we currently intend to report Excess Withdrawals of the Liquidation Value in accordance with the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult with a tax adviser regarding the tax consequences to you of an Excess Withdrawal of the Liquidation Value.


Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for amounts:


1)   paid on or after you reach age 59 1/2;
2)   paid after you die;
3) paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
5)   paid as annuity payments under an immediate annuity; or
6)   that come from Purchase Payments made before August 14, 1982.


With respect to (4) above, if the series of substantially equal periodic payments is modified as permitted by the Code before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

DISTRIBUTIONS - QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from Qualified Contracts. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for:

1) distributions made on or after the date you (or the Annuitant as applicable) reach age 59 1/2;

2) distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);

3) after separation from service, distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;

4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

5)   distributions made on account of an IRS levy upon the Qualified Contract;

6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you (or the Annuitant as applicable) and his or her spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7) distributions from an IRA made to you (or the Annuitant as applicable) to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;

8)   distributions  from  an  IRA  which  are  qualified   first-time  homebuyer
     distributions (as defined in Section 72(t)(8) of the Code);

9) for TSA or 403(b) Contracts, or under a qualified plan, distributions made to an employee who has separated from service after age 55; and

10) distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA).

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified as permitted by the Code, before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun may result in the modification of the series of substantially equal payments and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any partial withdrawals from your Contract.

Distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year, following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts, or under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal taken after an Income Date will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the entire value of the benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving Annuity Payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

The following distributions from a TSA or 403(b) Contract are not allowed before age 59 1/2, severance from employment, death or disability:

o salary reduction contributions made in years beginning after December 31, 1988;
o    earnings on those contributions; and
o earnings on amounts held as of the last year beginning before January 1, 1989 (as defined in Section 403(b)(11) of the Code).

Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. We do not currently support hardship withdrawals and other liquidity benefits under TSA or 403(b) Contracts.

We do not track contributions by any years that would impact required minimum distributions and exceptions to accessing assets before age 59 1/2 under 403(b) Contracts.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS


Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a partial or full withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Contract Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.
The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. An Owner contemplating any such transfer, assignment, or exchange should consult a tax adviser as to the tax consequences.


DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

WITHHOLDING

Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

"Eligible rollover distributions" from TSA or 403(b) plans and qualified plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as Beneficiary or alternate Payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a "direct rollover" from the Contract plan to a qualified plan, IRA, TSA or 403(b) plan, or to a governmental Section 457 plan that agrees to separately account for rollover contributions.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the Federal tax law.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The preceding discussion provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

In Revenue Ruling 2004-75, 2004-31 I.R.B. 109, the IRS recently announced that income received by residents of Puerto Rico under life insurance policies or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.


We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.


DIVERSIFICATION

The Code provides that the underlying investments for a Non-Qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the Investment Options are being managed so as to comply with the requirements.

In some circumstances, owners of variable annuities who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the Owner should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent Owners from being treated as the owners of the underlying Separate Account assets.

REQUIRED DISTRIBUTIONS


Section 72(s) of the Code requires that, to be treated as an annuity contract for Federal income tax purposes, a Non-Qualified Contract must contain certain provisions specifying how amounts will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that: (a) if any Owner dies on or after you take a Full Annuitization, but before the time the entire interest in the Contract has been distributed, the entire interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death; and (b) if any Owner dies before you take a Full Annuitization, the entire interest in the Contract must be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest that is payable to or for the benefit of a designated
Beneficiary and that is distributed over the life of such designated Beneficiary, or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.


Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such provisions and modify them, as necessary, to assure that they comply with the applicable requirements.

Other rules may apply to Qualified Contracts.


10. ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
The money in the Contract is available under the following circumstances:


o by taking a withdrawal (including IWB Payments or WPB Payments, if available);
o    by having us make Annuity Payments; or
o    when we pay a death benefit.

If your Contract includes the TIP and you exercise the LIB, you can take Excess Withdrawals of the Liquidation Value during the Annuity Phase from each LIB Portion until the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday. If you take a Partial Annuitization under the LIB, and you are able to take an Excess Withdrawal of the Liquidation Value, you can tell us from which part of the Contract (Deferral, IWB, WPB or LIB Portion) you want the withdrawal to come. If you do not instruct us where to take the withdrawal from, we will first withdraw amounts available under the Deferral, IWB, or WPB Portion; and then we will withdraw amounts from any LIB Portion(s) of the Contract on a "last-in-first-out" (LIFO) basis. Withdrawals are not available under any Traditional Annuity Portion of the Contract. For more details on Excess Withdrawals under the LIB, see section 4.c, The Lifetime Income Benefit (LIB) - Liquidation Value.

You can also take withdrawals during the Accumulation Phase. If the TIP does NOT apply to the Contract, you can take withdrawals of up to a total of 10% of total Purchase Payments from the Deferral Portion of the Contract in each Contract Year and we will not assess a withdrawal charge. For more information, see the "Partial Withdrawal Privilege for Contracts Without the TIP" later in this section.

When you take a full withdrawal during the Accumulation Phase you will receive your Contract Value on the Business Day the withdrawal request is received at our Service Center:

o based upon the number of Accumulation Units held by the Contract on that Business Day and valued at the next available daily price established after receipt of the withdrawal request,
o    less any applicable withdrawal charge, and
o    less any deductions we make for premium tax.

See the Fee Tables and section 8, Expenses for a discussion of the charges.

For persons purchasing a Contract now, there will not be a minimum associated with requesting a partial withdrawal. After a partial withdrawal (other than an IWB Payment or WPB Payment), there must be at least $5,000 of Contract Value remaining in the Contract. WE RESERVE THE RIGHT TO TREAT A REQUEST FOR A PARTIAL WITHDRAWAL (OTHER THAN AN IWB PAYMENT OR WPB PAYMENT) THAT WOULD REDUCE THE CONTRACT VALUE BELOW THIS MINIMUM AS A REQUEST FOR A FULL WITHDRAWAL OF THE CONTRACT. We will make any partial withdrawal pro rata from all of your selected Investment Options. You cannot request an Excess Withdrawal from any specific Investment Option after you exercise any TIP benefit.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the suspension of payments or transfers provision is in effect.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU TAKE, AND EXCESS WITHDRAWALS OF THE LIQUIDATION VALUE UNDER AN LIB PORTION (IF AVAILABLE) MAY HAVE OTHER ADVERSE TAX CONSEQUENCES. WITHDRAWALS FROM TSAS OR 403(B) CONTRACTS MAY BE RESTRICTED. (SEE SECTION 9, TAXES.)

PARTIAL WITHDRAWAL PRIVILEGE FOR CONTRACTS WITHOUT THE TIP

Each  Contract  Year  during  the  Accumulation  Phase  you  can  make  multiple withdrawals that when added together do not exceed 10% of your total Purchase Payments, and we will not deduct a withdrawal charge. This right is non-cumulative, which means that if you do not use your partial withdrawal privilege in a given Contract Year, it does not carry over to the next year. If you make a withdrawal of more than the amount described above, the excess amount will be subject to the withdrawal charge. If you make a full withdrawal, we will assess the withdrawal charge with no reductions for the partial withdrawal privilege. The partial withdrawal privilege is not available on Contracts that include the TIP.

THE MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS FOR CONTRACTS WITHOUT THE TIP

If you own a Qualified Contract without the TIP, you may elect to participate in the minimum distribution program during the Accumulation Phase of the Contract. Under this program, we will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. We can make payments to you on a monthly, quarterly, or annual basis. If your Contract Value is less than $25,000 we will only make payments annually. RMD payments from this Contract will not be subject to a withdrawal charge, but they will count against your partial withdrawal privilege. Any additional withdrawals in a Contract Year, when combined with RMD withdrawal payments that exceed the partial withdrawal privilege, will be subject to any applicable withdrawal charge.

INHERITED IRA CONTRACTS. If you (the Owner) were the spouse of the deceased owner of the previous tax-qualified investment, and your spouse had not yet reached the date at which he/she was required to begin receiving required minimum distribution (RMD) payments, then you can elect to wait to begin receiving RMD payments until the year that your spouse would have reached age 70 1/2. Alternatively, if the deceased owner of the previous tax-qualified investment had already reached the date at which he/she was required to begin receiving RMD payments, the Owner of this Inherited IRA Contract can elect to begin RMD payments based on his/her single life expectancy in the year following the deceased owner's death, or (if longer) the deceased previous owner's life expectancy in the year of his/her death reduced by one. The Owner of an Inherited IRA Contract must begin to receive these RMD payments by December 31 of the year following the year of the deceased previous owner's death.

THE MINIMUM DISTRIBUTION PROGRAM IS CURRENTLY NOT AVAILABLE UNDER 403(B) CONTRACTS. WE ENCOURAGE PROSPECTIVE OWNERS WHO ARE CONSIDERING PURCHASING QUALIFIED CONTRACTS THAT ARE SUBJECT TO RMD PAYMENTS TO CONSULT A TAX ADVISER REGARDING THESE BENEFITS.

SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals (including IWB Payments or WPB Payments, if available) or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o    trading on the New York Stock Exchange is restricted;

o an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares;

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.


11. ILLUSTRATIONS
--------------------------------------------------------------------------------


In order to help you  understand  how your  Contract  Values  vary over time and under different sets of assumptions, we may provide you with certain personalized illustrations upon request and free of charge. These illustrations may provide hypothetical depictions of either the "payin", or Accumulation Phase, or the Annuity Payment or "payout" phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another alternative, we may use the Standard & Poor's(R) 500 Composite Price Index (S&P 500(R)) or other recognized investment benchmarks to show how values may vary. Illustrations for the TIP benefits based on a blend of the S&P 500(R) and the Lehman Brothers Aggregate Bond Index can be found in Appendix D.


The illustrations are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration free of charge by contacting your registered representative.


12. DEATH BENEFIT
--------------------------------------------------------------------------------


The Traditional Guaranteed Minimum Death Benefit (Traditional GMDB) will apply only during the Accumulation Phase of the Contract. PLEASE REFER TO THE APPLICABLE RIDER TO YOUR CONTRACT FOR THE SPECIFIC TERMS AND CONDITIONS OF THE TRADITIONAL GMDB.


If your Contract includes the TIP and you exercise the LIB, there is also a lump sum death benefit available during the Annuity Phase for each LIB Portion until the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday. The lump sum death benefit is equal to the Liquidation Value less any deduction we make for premium tax. For more information see section 4.c, The Lifetime Income Benefit (LIB) - Liquidation Value.

The use of the term "you" in this section refers to the Annuitant if the Contract is owned by a non-individual; otherwise it refers to the Owner.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk that will be borne by the recipient.


The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract. The IWB Portion, WPB Portion, or LIB Portion will only exist if your Contract includes the TIP and you exercise the IWB, WPB, or LIB. FOR QUALIFIED CONTRACTS THERE CAN BE ONLY ONE OWNER AND THE OWNER MUST BE THE ANNUITANT UNLESS THE CONTRACT IS A QUALIFIED CONTRACT OWNED BY A QUALIFIED PLAN OR IS PART OF A CUSTODIAL ARRANGEMENT. IF YOU TAKE A PARTIAL ANNUITIZATION, THERE CAN BE ONLY ONE OWNER; THE OWNER MUST BE THE ANNUITANT, AND WE WILL NOT ALLOW THE OWNER TO DESIGNATE A JOINT ANNUITANT. PARTIAL ANNUITIZATIONS ARE NOT AVAILABLE TO JOINT OWNERS.

------------------------------------------------------------------------------------------------------------------------------------
                              UPON THE DEATH OF...
                 THE OWNER AND THERE IS NO SURVIVING JOINT OWNER
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 ACTION UNDER THE DEFERRAL, IWB OR WPB     ACTION UNDER EACH TRADITIONAL ANNUITY              ACTION UNDER EACH LIB PORTION
                PORTION                                   PORTION                              FOR CONTRACTS WITH THE TIP
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
We will pay a death benefit based on    The Beneficiary becomes the Owner.           The Beneficiary becomes the Owner.
the Traditional GMDB to the
Beneficiary. If you took a Partial      If the deceased was not an Annuitant,        If the deceased was not an Annuitant, LIB
Annuitization, federal law requires     Traditional Annuity Payments to the Payee    Payments to the Payee will continue. We will
us to distribute the death benefit      will continue. We will not pay a death       not pay a death benefit.
within five years of the date of your   benefit.
death and, therefore,
death benefit  Option C (which allows
for payments of the death benefit       If the deceased was the only surviving     If the deceased was the only surviving Annuitant,
under a traditional Annuity Option      Annuitant, Traditional  Annuity Payments to LIB Payments will stop and the LIB Portion will
over the lifetime of the  Beneficiary)  the Payee will continue  until the          terminate.  We will pay a lump sum death
will not be  available.  For a          Traditional Annuity Portion terminates and  benefit to the  Beneficiary  if death
description of the payout options       will be paid at least as rapidly as they    occurs on or before  the  earlier  of: a) the
available under the Traditional GMDB,   were being paid at the  Annuitant's  death. tenth LIB Anniversary,  or b) the LIB
see "Death  Benefit  Payment  Options"  We will not pay a death benefit under       Anniversary  that occurs after the younger
later in this  section.                 Annuity Options 1 through 4. However, there Annuitant's  85th  birthday.  If death  occurs
                                        may be a lump sum refund due to the Payee   after that date,  we will not pay a death
If the IWB was in effect it will        under Annuity Option 5.For more information benefit. For more information on the death
terminate unless the deceased Owner's   see section 5, Traditional Annuity Payments.benefit available under the LIB see section
spouse continues the Contract.                                                      4.c, The Lifetime Income Benefit (LIB) -
                                        If the deceased was an Annuitant and there  Liquidation Value.
If the WPB was in effect it will        is a surviving joint Annuitant, Traditional
terminate.                              Annuity Payments to the                     If the deceased was an Annuitant and there is a
                                        Payee will continue during the lifetime of  surviving joint  Annuitant,  LIB Payments to the surviving joint Annuitant. We will not  the Payee will continue during  the  lifetime
                                        pay a death benefit.                        of the  surviving joint Annuitant.We
                                                                                    will not pay a death benefit.

------------------------------------------------------------------------------------------------------------------------------------
                              UPON THE DEATH OF...
                 ANY OWNER AND THERE IS A SURVIVING JOINT OWNER
       (NOTE: WE DO NOT ALLOW JOINT OWNERS TO TAKE PARTIAL ANNUITIZATIONS)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
ACTION UNDER THE DEFERRAL, IWB OR WPB   ACTION UNDER A TRADITIONAL ANNUITY PORTION            ACTION UNDER AN LIB PORTION
               PORTION                                                                         FOR CONTRACTS WITH THE TIP
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
We will consider the surviving Joint   The surviving Joint Owner becomes the sole    The surviving Joint Owner becomes the sole
Owner to be the Beneficiary. Any       Owner.                                        Owner.
other Beneficiary on record will be
treated as a contingent Beneficiary.   If the deceased was not an Annuitant,         If the deceased was not an Annuitant, LIB
                                       Traditional Annuity Payments to the Payee     Payments to the Payee will continue. We will
We will pay a death benefit based on   will continue.  We will not pay a death       not pay a death benefit.
the Traditional GMDB to the surviving
Joint Owner.For a description of the   If the deceased was the only  surviving       If the  deceased  was the only  surviving
payout options available  under  the   Annuitant,Traditional  Annuity  Payments to   Annuitant,  LIB Payments will stop and all
Traditional  GMDB, see "Death Benefit  the  Payee  will  continue  until the         LIB Portions  will  terminate.  We will pay a
Payment Options" later in this section.Traditional  Annuity Portion terminates and   lump sum death benefit to the surviving Joint
                                       will be paid at least as rapidly as they      Owner if death occurs on or before the
If the IWB was in effect it will       were being paid at the Annuitant's death.     earlier of: a) the tenth LIB Anniversary, or
terminate unless the Joint Owners      We will not pay a death benefit under         b)the LIB Anniversary that occurs after the
were spouses and the surviving         Annuity Options 1 through 4. However,         younger  Annuitant's  85th  birthday.  If
spouse/Joint  Owner  continues the     there may be a lump sum refund due to the     death occurs after that date, we will not pay a
Contract.                              Payee under Annuity Option 5. For more        death benefit. For more  information on the
                                       information see section 5,                    death benefit available under the LIB see
If the WPB was in effect it will       Traditional Annuity Payments.                 section 4.c, The Lifetime Income Benefit
terminate if the deceased Joint Owner                                                (LIB) - Liquidation Value.
was not a spouse, or if the deceased   If the deceased was an Annuitant and there    If the deceased was an Annuitant and there is
was a spouse and was the older Joint   is a surviving joint Annuitant, Traditional   a surviving joint Annuitant, LIB Payments to
Owner. However, the WPB will continue  Annuity Payments to the Payee will continue   the Payee will continue during the lifetime
if the deceased was a spouse and the   during the lifetime of the surviving joint    of the surviving joint Annuitant. We will not
younger Joint Owner, and the older     Annuitant. We will not pay a death benefit.   pay a death benefit.
Joint Owner continues the Contract.

------------------------------------------------------------------------------------------------------------------------------------
                              UPON THE DEATH OF...
             THE ANNUITANT AND THERE IS NO SURVIVING JOINT ANNUITANT
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
      ACTION UNDER THE DEFERRAL, IWB OR WPB PORTION                 ACTION UNDER ANY                ACTION UNDER AN LIB PORTION
                                                               TRADITIONAL ANNUITY PORTION          FOR CONTRACTS WITH THE TIP
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
If the Contract is owned by a non-individual  (for        Traditional  Annuity Payments to the  LIB Payments will stop and all LIB
example a qualified  plan or a trust), we will treat the  Payee will continue until the         Portions will  terminate.  death
of the Annuitant as the death of an Owner, we will        Traditional  Annuity Portion
pay a death benefit based on the Traditional  GMDB to the terminates and will be paid at  least We will pay a lump sum death
Beneficiary,  and a new  Annuitant cannot be named.       as rapidly  as they were  being  paid benefit if death occurs on or
If the IWB or WPB were in effect they will  terminate.    at the Annuitant's death. We will     before he earlier of: a) the
                                                          not pay a death benefit under         tenth LIB Anniversary, or b) the
If the deceased Annuitant was not an Owner, and the       Annuity Options 1 through 4.          LIB Anniversary that occurs after
Contract is owned only by an individual(s), we will not   However, there may be a lump sum      the younger Annuitant's 85th
pay a death benefit. The Owner can name a new Annuitant   refund due to the Payee under         birthday. If death occurs after
subject to our approval. If the IWB or WPB were in        Annuity Option 5. For more            that date, we will not pay a death
effect they will continue.                                information see section 5,            benefit. For more information on
                                                          Traditional Annuity Payments.         the death benefit available with
If the deceased Annuitant was the only surviving Owner,                                         the LIB see section 4.c, The
we will pay a death benefit based on the Traditional      If the deceased was the only          Lifetime Income Benefit (LIB) -
GMDB to the Beneficiary. If you took a Partial            surviving Owner, the Beneficiary      Liquidation Value.
Annuitization, federal law requires us to distribute      will become the Owner if the
the death benefit within five years of the date of your   Contract continues.                   If the deceased was not an Owner,
death and, therefore, death benefit Option C under the                                          we will pay any death benefit to
Traditional GMDB (which allows for payments of the death  If the deceased was a Joint Owner,    the Contract Owner.
benefit under a traditional Annuity Option over the       the surviving Joint Owner becomes
lifetime of the Beneficiary) will not be available. If    the sole Contract Owner if the        If the deceased was the only
the IWB was in effect it will terminate unless the        Contract continues.                   surviving Owner, we will pay any
deceased Owner's spouse continues the Contract. If WPB                                          death benefit to the Beneficiary
was in effect it will terminate.                                                                and the Beneficiary becomes the
                                                                                                Contract Owner if the Contract
If the deceased Annuitant was a Joint Owner and there is                                        continues.
a surviving Joint Owner, we will consider the surviving
Joint Owner to be the Beneficiary. Any other Beneficiary                                        If the deceased was a Joint Owner,
on record will be treated as a contingent Beneficiary.                                          we will pay any death benefit to
We will pay a death benefit based on the Traditional                                            the surviving Joint Owner and the
GMDB to the surviving Joint Owner. If the IWB was in                                            surviving Joint Owner becomes the
effect it will terminate unless the Joint Owners were                                           sole Contract Owner if the
spouses and the surviving spouse/Joint Owner continues                                          Contract continues.
the Contract. If the WPB was in effect it will terminate
if the deceased Joint Owner was not a spouse, or if the
deceased was a spouse and was the older Joint Owner.
However,  the WPB will  continue  if the  deceased  was
a spouse and the younger Joint Owner, and the older Joint
Owner continues the Contract.

For a description of the payout options  available under
the  Traditional  GMDB, see "Death Benefit Payment Options"
later in this section.
------------------------------------------------------------------------------------------------------------------------------------

                              UPON THE DEATH OF...
             THE ANNUITANT AND THERE IS A SURVIVING JOINT ANNUITANT
                              (NOTE: WE DO NOT ALLOW JOINT ANNUITANTS UNDER A PARTIAL ANNUITIZATION)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
      ACTION UNDER THE DEFERRAL, IWB OR WPB PORTION                 ACTION UNDER THE                ACTION UNDER AN LIB PORTION
                                                               TRADITIONAL ANNUITY PORTION          FOR CONTRACTS WITH THE TIP
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
If the Contract is owned by a  non-individual  (for       Only Annuity Options 3 and 4 allow LIB  Payments to the Payee will
example a qualified  plan or a trust),  we will treat the joint  Annuitants.  Under Annuity       continue during the lifetime of
death of the Annuitant as the death of an Owner, we will  Options 3 and 4, Traditional Annuity    the joint  Annuitant.
pay a death benefit based on the Traditional GMDB to the  Payments to the Payee will  continue
Beneficiary,  and another new joint  Annuitant  cannot be during the lifetime of the  surviving   We will not pay a death benefit.
named. If the IWB or WPB were in effect they will         joint Annuitant.
terminate.

                                                                                                If the deceased was the only
                                                          We will not pay a death benefit.      surviving Owner, the Beneficiary
If the deceased Annuitant was not an Owner, and the                                             becomes the new Owner.
Contract is owned only by an individual(s), we will not   If the deceased was the only
pay a death benefit. The Owner can name a new Annuitant   surviving Owner, the Beneficiary      If the deceased was a Joint Owner,
subject to our approval.                                  will become the Owner.                the surviving Joint Owner becomes
                                                                                                the sole Owner.
If the deceased Annuitant was the only surviving Owner,   If the deceased was a Joint Owner,
we will pay a death benefit based on the Traditional      the surviving Joint Owner becomes
GMDB to the Beneficiary.                                  the sole Owner.

If the deceased Annuitant was a Joint Owner and there is a surviving Joint Owner, we will consider the surviving Joint Owner to be the Beneficiary. Any other Beneficiary on record will be treated as a contingent Beneficiary. We will pay a death benefit based on the Traditional GMDB to the surviving Joint
Owner.If the IWB was in effect it will terminate unless the Joint Owners were spouses and the surviving spouse/Joint
Owner continues the Contract. If the WPB was in effect it will terminate if the deceased Joint Owner was not a spouse, or if the deceased was a spouse and was the older Joint
Owner. However, the WPB will continue if the deceased was a spouse and the younger Joint Owner, and the older
Joint Owner continues the Contract.

For a description of the payout options  available under the
Traditional  GMDB,see "Death Benefit Payment Options" later
in this section.
------------------------------------------------------------------------------------------------------------------------------------

TRADITIONAL GUARANTEED MINIMUM DEATH BENEFIT (TRADITIONAL GMDB)

The amount of the death benefit will be the greater of 1 or 2, less any deductions we make for premium tax.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at the USAllianz Service Center.
2. The GMDB value, which is the total of all Purchase Payments reduced by any GMDB adjusted partial withdrawals. A GMDB adjusted partial withdrawal includes all of the following:
     o    all  withdrawals  and/or  Partial  Annuitizations  from  the  Deferral
          Portion;
     o if your Contract includes the TIP and you exercise the IWB it includes all: IWB Payments, Excess Withdrawals, and/or Partial Annuitizations from the IWB Portion; and
     o if your Contract includes the TIP and you exercise the WPB it includes all: WPB Payments, Excess Withdrawals, and/or Partial Annuitizations from the WPB Portion.

     GMDB adjusted partial withdrawals are equal to the amount of the partial withdrawal, including any applicable withdrawal charge, multiplied by the greater of one, or (a) divided by (b) where:

               (a) = the GMDB value on the day of (but before) the GMDB adjusted partial withdrawal.
               (b) = the Contract Value on the day of (but before) the GMDB adjusted partial withdrawal.

ANY GMDB ADJUSTED PARTIAL WITHDRAWAL MAY REDUCE THE GMDB VALUE BY MORE THAN THE AMOUNT WITHDRAWN. If the Contract Value is greater than or equal to the GMDB value at the time of withdrawal, we will reduce the GMDB value by the dollar amount withdrawn. If the Contract Value is less than the GMDB value at the time of withdrawal, we will reduce the GMDB value by more than the amount withdrawn.

THE TRADITIONAL GMDB RIDER WILL TERMINATE UPON THE EARLIEST OF:

o    the Business Day before the Income Date that you take a Full Annuitization,
o    the Business Day that the GMDB value and Contract Value are both zero, or
o    Contract termination.

DEATH BENEFIT EXAMPLES

o You make an initial Purchase Payment of $100,000 on a Contract without the TIP. You do not make any additional Purchase Payments.
o You request a partial withdrawal of $20,000 in the tenth Contract Year when the Contract Value on the day of (but before the partial withdrawal) is $160,000. There is no withdrawal charge on the partial withdrawal because we have had the Purchase Payment for seven complete years. You take no other partial withdrawals.
o    Assume the Contract Value on the tenth Contract Anniversary is $140,000.

We calculate the death benefit on the tenth Contract Anniversary as the greater of:

1) Contract Value:                                                              $140,000
                                                                                ========

2) Total Purchase Payments                                                      $100,000
      Reduced by the GMDB adjusted partial withdrawal:
         The amount of the partial withdrawal  multiplied by the greater of one, or on the day of (but  before)  the partial  withdrawal,  the death benefit  divided by the  Contract  Value = $20,000 x the greater of one, or ($160,0000/$160,0000) = $20,000 x 1 = - 20,000
                                                                                 $80,000

Therefore,  the death benefit under the  Traditional  GMDB on the tenth Contract
Anniversary is $140,000.

DEATH BENEFIT PAYMENT OPTIONS UNDER THE TRADITIONAL GMDB

If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the deceased Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made in a form satisfactory to us on the death claim form at the USAllianz Service Center before we pay the death benefit. If a lump sum payment is requested, we will pay the amount within seven days of receipt of proof of death and the valid election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

OPTION A: lump sum payment of the death benefit.

OPTION B: payment of the entire death benefit within five years of the date of any Owner's death.

OPTION C: if the Beneficiary is a natural person, payment of the death benefit as a Traditional Annuity Payment under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of any Owner's death. THIS OPTION IS NOT AVAILABLE IF YOU TOOK A PARTIAL ANNUITIZATION.


Any portion of the death benefit not applied to a traditional Annuity Option within one year of the date of the Owner's death must be distributed within five years of the date of death.


If a non-natural person is named as an Owner, then the death of any Annuitant shall be treated as the death of an Owner solely for purposes of the Internal Revenue Code's distribution at death rules, which are set forth in Section 72(s) of the Code.

In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, the Contract will be interpreted and administered in accordance with Section 72(s) of the Code.


13. OTHER INFORMATION
--------------------------------------------------------------------------------
ALLIANZ LIFE

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We offer fixed and variable annuities, fixed life, group life, accident and health insurance products. We are licensed to do direct business in 49 states and the District of Columbia. We are a subsidiary of Allianz Versicherungs-AG Holding, which is a provider of integrated financial services.

THE SEPARATE ACCOUNT

We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the Separate Account are not generalized obligations of Allianz Life.

DISTRIBUTION


USAllianz Investor Services, LLC (USAllianz), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. USAllianz, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the NASD, Inc. USAllianz is not a member of Securities Investors Protection Corporation. More information about USAllianz is available at http://www.nasd.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD, Inc. describing its Public Disclosure Program.

We have entered into a distribution agreement with our affiliate USAllianz for the distribution and sale of the Contracts. USAllianz does not itself sell the Contracts on a retail basis. Rather, USAllianz enters into selling agreements with other third-party broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. One of these selling firms, USAllianz Securities, Inc., is our affiliate. We pay sales commissions to the selling firms and their registered representatives. Investment Options that assess Rule 12b-1 fees make payments of the fees to USAllianz under their distribution plans in consideration for providing certain services and incurring certain expenses permitted under the Investment Option's plan. These payments equal 0.25% of an Investment Option's average daily net assets for the most recent calendar year. The investment adviser and/or subadviser (and/or their affiliates) of the Investment Options may from time to time make payments for administrative services to USAllianz or its affiliates.

The maximum commission payable for Contract sales by the registered representatives of the selling firms is expected not to exceed 6.50% of Purchase Payments. Sometimes, we enter into an agreement with the selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6.50% of Purchase Payments).

We may fund USAllianz's operating and other expenses, including: overhead; legal and accounting fees; registered representative training; compensation for the USAllianz's management team; and other expenses associated with the Contracts. Registered representatives and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with USAllianz. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items. Registered representatives and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

We and/or USAllianz may pay certain selling firms additional marketing support allowances for:


o    marketing services and increased access to registered representatives;
o    sales promotions relating to the Contracts;
o costs associated with sales conferences and educational seminars for their registered representatives; and
o    other sales expenses incurred by them.

We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment. However, we do consider a number of specific factors in determining marketing support payments, which may include a review of the following:


o the level of existing sales and assets held in contracts issued by us which are sold through the broker/dealer firm and the potential for new or additional sales;
o the organizational "fit" between the broker/dealer firm and the type of wholesaling and marketing force we operate;
o whether the broker/dealer firm's operational, IT, and support services structure and requirements are compatible with our method of operation;
o whether the broker/dealer firm's product mix is oriented toward our core markets;
o whether the broker/dealer firm has a structure facilitating a marketing support arrangement, such as frequent registered representative meetings and training sessions;
o the potential return on investment of investing in a particular firm's system;
o our potential ability to obtain a significant level of the market share in the broker/dealer firm's distribution channel;
o    the broker/dealer  firm's registered  representative  and customer profile;
     and
o the prominence of the broker/dealer firm in its marketing channel and its reputation.


We may also make payments for marketing and wholesaling support to broker/dealer affiliates of Investment Options that are available through the variable annuities we offer. Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.


We and/or USAllianz may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.


A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.


ADMINISTRATION/USALLIANZ SERVICE CENTER
Delaware Valley Financial Services, LLC (DVFS) performs certain administrative services regarding the Contracts. DVFS is a wholly owned subsidiary of Allianz Life. The USAllianz Service Center is located at 300 Berwyn Park, Berwyn, Pennsylvania. The administrative services performed by the USAllianz Service Center include:

o    Issuance of the Contracts,
o    Maintenance of Owner records,
o Processing and mailing of account statements and other mailings to Owners, and
o    Routine customer service including:
     -    Responding to Owner correspondence and inquiries,
     -    Processing of Contract changes,
     -    Processing withdrawal requests (both partial and total), and
     -    Processing annuitization requests.



Historically we have compensated DVFS based on a specified fee per transaction and an additional negotiated fee for enhancements to computer systems used to process our business. Currently we are on a cost basis. For the past three calendar years USAllianz Investor Services, LLC, has paid DVFS $55,646,396 for performing administrative services regarding the Contracts.


To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life and the financial statements of the Separate Account have been included in the Statement of Additional Information.


14. GLOSSARY
--------------------------------------------------------------------------------



This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms that are defined below and are capitalized in the prospectus. We have also provided the following list of common abbreviations used in this prospectus.

           TIP  =   TOTAL INCOME PACKAGE                              GMDB  =    GUARANTEED MINIMUM DEATH BENEFIT
           IWB  =   INCREASING WITHDRAWALS BENEFIT                     QAV  =    QUARTERLY ACCOUNT VALUE
           WPB  =   WITHDRAWALS PLUS BENEFIT                        5% SUV  =    5% STEP UP VALUE
           LIB  =   LIFETIME INCOME BENEFIT

ACCUMULATION PHASE - the period of time before you apply the entire Contract Value to Annuity Payments. Subject to certain restrictions, you can make additional Purchase Payments during this time. If your Contract includes the TIP, and you exercise either the IWB or WPB, you will receive IWB or WPB Payments during the Accumulation Phase. The Accumulation Phase may occur at the same time as the Annuity Phase if you take Partial Annuitizations.

ACCUMULATION UNIT - the units into which we convert amounts invested in the subaccounts that invest in the Investment Options during the Accumulation Phase.

ALLIANZ SERVICE CENTER - the USAllianz Service Center address and phone number are listed at the back of this prospectus.

ANNUITANT - the natural person upon whose life we base the Annuity Payments. The Owner designates the Annuitant (and any joint Annuitant) subject to our approval.

ANNUITY OPTIONS - the income options available to you under the Contract according to which we will make Traditional Annuity Payments.

ANNUITY PAYMENTS - regular income payments we make to the Payee from the Contract under either a traditional Annuity Option or the LIB if the Contract includes the TIP. The Annuity Payment amounts will vary based on the performance of your selected Investment Options.

ANNUITY PHASE - the phase the Contract is in once Annuity Payments begin. This may occur at the same time as the Accumulation Phase if you take a Partial Annuitization.

ANNUITY UNIT - the units into which we convert amounts invested in the subaccounts when we make Traditional Annuity Payments.

BASE PAYMENT - if the Contract includes the TIP and you exercise the LIB, this is the guaranteed minimum annual LIB Payment we will make. We will increase the annual Base Payment on every fifth LIB Anniversary before the younger Annuitant's 91st birthday to lock in any Investment Option gains. The annual Base Payment will not decrease unless you take an Excess Withdrawal from an LIB Portion. It may increase as often as every five years. There is no Base Payment on Contracts that do not include the TIP.

BENEFICIARY - the person(s) or entity the Owner designates at Contract issue to receive any death benefit.

BUSINESS DAY - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

CONTRACT - the deferred annuity contract corresponding to this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

CONTRACT ANNIVERSARY - a twelve month anniversary of the Issue Date of your Contract.

CONTRACT VALUE - on any Business Day it is equal to the sum of the Accumulation Unit values in your selected Investment Options. It does not include amounts applied to any LIB Portion or Traditional Annuity Portion.

CONTRACT YEAR - any period of 12 months commencing with the Issue Date and each Contract Anniversary thereafter.

DEFERRAL PORTION - the only portion of the Contract to which you can make Purchase Payments. For Contracts without the TIP this is called the Accumulation Portion and it is the only portion of the Contract from which you can take withdrawals. The Deferral Portion is available during the Accumulation Phase. It begins at Contract issue and terminates at:

o For Contracts without the TIP, either when you take a Full Annuitization, or the Contract terminates.
o    For Contracts with the TIP, upon the earliest of:
     -    the Business Day before the IWB Date,
     -    the Business Day before the WPB Date,
     - the Business Day before the Income Date you take a Full Annuitization, or
     -    Contract termination.

EXCESS WITHDRAWAL - for Contracts with the TIP that exercise one of the TIP benefits, this is a withdrawal you take from the IWB Portion, WPB Portion or LIB Portion while we are making TIP benefit payments.

FULL ANNUITIZATION - this occurs once you apply the entire Contract Value to Annuity Payments (either Traditional Annuity Payments, or LIB Payments if your Contract includes the TIP). Once you take a Full Annuitization, you cannot take any additional Partial Annuitizations. If you take a Full Annuitization, the Accumulation Phase of the Contract will end.

INCOME DATE - the date we begin making Annuity Payments to the Payee from the Contract. This date must be the 1st or the 15th day of a calendar month. Because the Contract allows for Partial Annuitization there may be multiple Income Dates.

INVESTMENT OPTIONS - the variable Investment Options available under the Separate Account. You may invest in up to 15 of the Investment Options at any one time.

ISSUE DATE - the date as shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

IWB (INCREASING WITHDRAWALS BENEFIT) - if the Contract includes the TIP, the IWB provides income in the form of guaranteed partial withdrawals, and the maximum amount you are able to withdraw can increase each year. The IWB may not be available in all states.

IWB ANNIVERSARY - a twelve month anniversary of the IWB Date.

IWB DATE - the date we begin to make IWB Payments to the Owner if you exercise the IWB. It is also the date we establish the initial IWB value and the initial IWB Maximum. This date must be the 1st or the 15th day of a calendar month.

IWB MAXIMUM - if the Contract includes the TIP and you exercise the IWB, this is the increasing annual upper limit of guaranteed partial withdrawals (or IWB Payments) available to the Owner under the IWB. The IWB Maximum is equal to 5% of the IWB value on the IWB Date and it increases by 5% on each IWB Anniversary.

IWB PAYMENT - if the Contract includes the TIP and you exercise the IWB, this is the partial withdrawal amount that we pay to the Owner under the IWB. Each IWB Payment is equal to the scheduled annual IWB Payment divided by the number of payments you elected to receive in an IWB Year.

IWB PORTION - if the Contract includes the TIP and you exercise the IWB, this is the portion of the Contract from which we make IWB Payments. It begins on the IWB Date and terminates upon the earliest of:

o    the Business Day you take a full withdrawal of the Contract Value,
o the Business Day that the IWB value (the total amount of money you can withdraw under the IWB) and the Contract Value are both zero,
o    the Business Day before the WPB Date if you exercise of the WPB,
o    the Business Day before the Income Date that you take a Full Annuitization,
o    Contract termination, or
o the death of any Owner (unless the deceased Owner's spouse continues the Contract as the new Owner).

IWB YEAR - any period of 12 months commencing with the IWB Date and each IWB Anniversary after that.

JOINT OWNERS - a Non-Qualified Contract can be owned by up to two Owners. We do not allow Joint Owners to take Partial Annuitizations.

LIB (LIFETIME INCOME BENEFIT) - for Contracts that include the TIP, the LIB provides lifetime income in the form of Annuity Payments that we guarantee will never be less than the initial payment. The LIB also provides an amount of money (called the Liquidation Value) that is available for Excess Withdrawals or payment of a death benefit for a limited period of time. The LIB may not be available in all states.

LIB ACCOUNT - if the Contract includes the TIP and you exercise the LIB, this is an account we use to help support the annual LIB Payment from one LIB Year to the next.

LIB ANNIVERSARY - if the Contract includes the TIP and you exercise the LIB, this is an anniversary of the Income Date(s). If you take Partial Annuitizations under the LIB you will have multiple LIB Anniversaries.

LIB FEE - if the Contract includes the TIP and you exercise the LIB, this is the charge we use to pay for past/future LIB Payments that, because of poor performance, would have been less than the annual Base Payment guarantee. The maximum annual fee you can pay is 2% of the annual Market Payment we calculated at the beginning of the LIB Year, and the minimum fee is zero. We deduct the annual LIB Fee from the annual Market Payment on the LIB Anniversary.

LIB FEE RANGE - if the Contract includes the TIP and you exercise the LIB, this is the range of any gain in the annual Market Payment at the end of the LIB Year that we use to determine the annual LIB Fee. The upper end of the fee range will always be 2% greater than the lower end of the range.

LIB PAYMENT - if the Contract includes the TIP and you exercise the LIB, this is the Annuity Payment we make to the Payee under the LIB that we guarantee will never be less than the initial payment. Each LIB Payment is equal to the annual LIB Payment divided by the number of payments you elected to have us make in an LIB Year. We determine LIB Payment amount at the beginning of the LIB Year and it will not change until the next LIB Anniversary unless you take an Excess Withdrawal from the LIB Portion.

LIB PORTION - if the Contract includes the TIP and you exercise the LIB, this is the part of the Contract from which we will make LIB Payments.

LIB UNIT - if the Contract includes the TIP and you exercise the LIB, these are the units into which we convert amounts invested in the subaccounts when we make LIB Payments.

LIB YEAR - if the Contract includes the TIP and you exercise the LIB, this is any period of 12 months commencing with an Income Date and each LIB Anniversary after that. If you take Partial Annuitizations under the LIB you will have multiple LIB Years.

LIQUIDATION VALUE - if the Contract includes the TIP and you exercise the LIB, this is the amount of money under each LIB Portion that is available for Excess Withdrawals and payment of a lump sum death benefit until the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday. Withdrawals and the death benefit are no longer available under the LIB after this date.

MARKET PAYMENT - if the Contract includes the TIP and you exercise the LIB, this is the annual payment that reflects the actual performance of the subaccounts. This is the payment you would receive under the LIB if it were not supported by the Base Payment guarantee. The annual Market Payment may change from one Business Day to the next.

NON-QUALIFIED CONTRACT - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

OWNER - "you," "your" and "yours". The person or entity (or persons or entities if there are Joint Owners) named in the Contract who may exercise all rights granted by the Contract. The Owner is designated at Contract issue.

PARTIAL ANNUITIZATION - this occurs when you apply only part of the Contract Value to Annuity Payments (either Traditional Annuity Payments, or LIB Payments if your Contract includes the TIP). If you take a Partial Annuitization, the Accumulation Phase and Annuity Phase of the Contract may occur at the same time. You can take one Partial Annuitization every 12 months. The maximum number of Partial Annuitizations we allow at any one time is five. If you take a Partial Annuitization, there can be only one Owner, he/she must be the Annuitant, and we will not allow the Owner to designate a joint Annuitant. Partial Annuitizations are not available to Joint Owners.

PAYEE - the person or entity you designate (subject to our approval) to receive Annuity Payments during the Annuity Phase. If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Owner.

PURCHASE PAYMENT - the money you put in the Contract.

QUALIFIED CONTRACT - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (for example, H.R. 10 plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA, 403(b), or "90-24 transfer" contracts). Currently we issue Qualified Contracts that include, but may not be limited to, Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA, 403(b) transfer Contracts ("90-24 transfers"), and Inherited IRAs.

QUARTERLY ANNIVERSARY - the day that occurs three, six, and nine calendar months after the Issue Date or any Contract Anniversary. Quarterly Anniversaries also include Contract Anniversaries. If the Quarterly Anniversary does not occur on a Business Day, we will consider it to occur on the next Business Day.

SEPARATE ACCOUNT - Allianz Life Variable Account B is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

TIP (TOTAL INCOME PACKAGE) - an optional benefit package that carries a higher M&E charge. THE TIP WILL AUTOMATICALLY APPLY TO THE CONTRACT UNLESS YOU ELECT OTHERWISE AT CONTRACT ISSUE. AFTER WE ISSUE THE CONTRACT, THE TIP CANNOT BE ADDED TO OR REMOVED FROM THE CONTRACT. In most states the TIP consists of an Increasing Withdrawals Benefit (IWB), a Withdrawals Plus Benefit (WPB), and a Lifetime Income Benefit (LIB). These benefits are provided as a package and are not available individually. Not all of these benefits may be available in some states.

TRADITIONAL ANNUITY PAYMENTS - Annuity Payments we make to the Payee under a traditional Annuity Option you choose. The dollar amount of Traditional Annuity Payments will go up or down based on the performance of the Investment Options and no minimum payment amount is guaranteed.

TRADITIONAL ANNUITY PORTION -this is the part of the Contract from which we will make Traditional Annuity Payments.

WPB (WITHDRAWALS PLUS BENEFIT) - for Contracts that include the TIP, the WPB provides a guaranteed minimum amount of level lifetime income in the form of partial withdrawals. The WPB may not be available in all states.

WPB ANNIVERSARY - a twelve month anniversary of the WPB Date.

WPB DATE - the date we begin to make WPB Payments to if you exercise the WPB. It is also the date we establish the initial WPB value and the initial WPB Payment. This date must be the 1st or the 15th day of a calendar month.

WPB PAYMENT - if the Contract includes the TIP and you exercise the WPB, this is the partial withdrawal amount that we pay to the Owner under the WPB. We base the initial annual withdrawal amount on a percentage of the initial WPB value and the age of the older Owner on the WPB Date. The WPB Payment amount may increase as often as every five years. Each WPB Payment is equal to the annual WPB Payment divided by the number of payments you elected to receive in a WPB Year.

WPB PORTION - if the Contract includes the TIP and you exercise the WPB, this is the portion of the Contract from which we make WPB Payments. It begins on the WPB Date and terminates upon the earliest of:

o the Business Day you take a full withdrawal of the Contract Value (if you take Excess Withdrawals that reduce WPB Payments to a level where we are unable to structure the WPB Payment so that it is at least $100, you must take a full withdrawal),
o    the Business Day before the Income Date that you take a Full Annuitization,
o    Contract termination, or
o    the death of:
     -    the Owner, if there is no Joint Owner.
     -    any Owner, if there are Joint Owners and they are not spouses.
     -    the older Owner, if there are Joint Owners and they are spouses.

WPB YEAR - any period of 12 months commencing with the WPB Date and each WPB Anniversary after that.


15. TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                          Page
     Allianz Life.......................................................     2
     Experts............................................................     2
     Legal Opinions.....................................................     2
     Distributor........................................................     2
     Reduction or Elimination of the
        Withdrawal Charge...............................................     2
     Federal Tax Status.................................................     3
        General.........................................................     3
        Diversification.................................................     3
        Owner Control...................................................     4
        Contracts Owned by Other Than Natural Persons...................     4
        Income Tax Withholding..........................................     4
        Required Distributions..........................................     5
        Qualified Contracts.............................................     5
     Mortality and Expense Risk Guarantee...............................     8
     Financial Statements...............................................     8


16. PRIVACY NOTICE
--------------------------------------------------------------------------------

A NOTICE ABOUT YOUR NONPUBLIC FINANCIAL AND HEALTH INFORMATION (FEBRUARY 2005)

PRIVACY NOTICE REVISIONS

We have amended the "Confidentiality and security of your information" section. This section has been expanded to include additional details on our safeguarding policies. We also amended the "Access and/or correction to your information" section to be applicable to customers in all states.

WE CARE ABOUT YOUR PRIVACY!

This notice is required by federal and state privacy laws. It describes the privacy policy of Allianz Life and its family of companies listed below. Your privacy is a high priority for us. It will be treated with the highest degree of confidentiality. We need to collect certain information from you so that we can provide insurance products to you. We are committed to maintaining the privacy of this information in accordance with law. All persons with access to this information must follow this policy.

WE COLLECT THE FOLLOWING INFORMATION:

o INFORMATION FROM YOU--received from our insurance and annuity applications, claim forms or other forms. Examples are your name, address, and date of birth;

o INFORMATION ABOUT YOUR TRANSACTIONS WITH US--examples are: your account balances, and your payment history;

o INFORMATION FROM THIRD PARTIES--from consumer reporting agencies; examples are: credit reports, and employment data.

WE MAY DISCLOSE THE FOLLOWING INFORMATION:

We disclose information such as your name, address, and policy information:

o TO OUR SERVICE PROVIDERS--SUCH AS PERSONS WHO collect premiums, investigate claims, and administer benefits;

o AS PERMITTED BY LAW--EXAMPLES ARE: to government regulators, to law enforcement agencies, and related to court orders;

o OTHER CIRCUMSTANCES--EXAMPLES ARE: to consumer reporting agencies to obtain underwriting information, to medical professionals to process your claim, to your insurance agent so he or she can perform services for you.

CONFIDENTIALITY AND SECURITY OF YOUR INFORMATION:

o We protect your information. The only persons who have access to your information are those who must have it to provide our products and services to you. We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

o    We do not sell your information to others.

INFORMATION ABOUT OUR FORMER CUSTOMERS:

Information about our former customers is retained by us on a secure basis. If any disclosure of your information is made, it would be as described in this notice. We do not disclose any information about our former customers except as allowed or required by law.

ACCESS AND/OR CORRECTION OF YOUR INFORMATION:

You have a right to access and request correction of your information that is retained by us.

NOTIFICATION OF CHANGE:

If we revise our privacy practices in the future, we will notify you prior to the changes.

ALLIANZ LIFE(R) CONTACT INFORMATION:

 If you have any questions or concerns about our privacy policies or procedures, please write or call:

CORPORATE COMPLIANCE DEPARTMENT
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
PO BOX 1344
MINNEAPOLIS, MN 55440-1344
800/328-5600
WWW.ALLIANZLIFE.COM

ALLIANZ LIFE FAMILY OF COMPANIES:


o        Allianz Life Insurance Company of North America
o        USAllianz Investor Services, LLC(R)
o        Allianz Individual Insurance Group, LLC




                                                              M40018 (R-2/2005)


APPENDIX A - ANNUAL OPERATING EXPENSES FOR EACH INVESTMENT OPTION
--------------------------------------------------------------------------------



This table  describes in detail the annual  expenses for each of the  Investment
Options. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent calendar year. Except for the USAZ Funds and the PIMCO VIT portfolios, neither the Investment Options nor their advisers are affiliated with Allianz Life.


------------------------------------------------------------------------------------------------------------------------------------
                                                          ANNUAL OPERATING EXPENSES BEFORE FEE WAIVERS
--------------------------------------------------------            OR EXPENSE REIMBURSEMENTS                           TOTAL ANNUAL
                                                                                                                          OPERATING
                                                                                                           AMOUNT OF       EXPENSES
                                                                                                          CONTRACTUAL       AFTER
                                                                                                          FEE WAIVERS    CONTRACTUAL
VARIABLE INVESTMENT OPTION                                                                                    AND        FEE WAIVERS
                                                                                                         REIMBURSEMENTS   OR EXPENSE
                                                                                                                      REIMBURSEMENTS
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                     RULE
                                                         MANAGEMENT  12B-1    SERVICE  OTHER
                                                            FEES      FEES*     FEES   EXPENSES  TOTAL
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund - Class 2 (2), (3)           .47        .25      --       .02      .74         --             .74
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund - Class 2 (2), (3)             .49        .25      --       .05      .79         --             .79
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund - Class 2 (2)                  .60        .25      --       .15     1.00         --            1.00
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund - Class 2 (2), (4)         .68        .25      --       .19     1.12         .05           1.07
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Franklin Small Cap Value Fund (1)                       .75        .25      --       .23     1.23         --            1.23
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT All Asset Portfolio - Admin. Class (5), (6)        .20        -       .15       .88     1.23         .03           1.20
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio - Admin. Class (6)            .25        -       .15       .35      .75         -              .75
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio - Admin. Class (6)           .25        -       .15       .25      .65         -              .65
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio - Admin. Class (6)          .25        -       .15       .25      .65         -              .65
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Money Market Fund (1)                                   .35        .25      --       .18      .78         --             .78
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Equity and Income Fund (1)                   .75        .25      --       .22     1.22         .02           1.20
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Global Franchise Fund (1)                    .95        .25      --       .28     1.48         .03           1.45
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income Fund (1)                   .76        .25      --       .20     1.21         .01           1.20
------------------------------------------------------------------------------------------------------------------------------------

* The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC, will receive 12b-1 fees.

(1) USAllianz Advisers, LLC ("USAZ"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses to the "after waiver" amount listed above through May 1, 2006. The Investment Option is authorized to reimburse USAZ for management fees previously waived and/or for the cost of Other Expenses paid by USAZ provided that such reimbursement will not cause the Investment Option to exceed the expense limitation noted above. The Investment Option's ability to reimburse USAZ in this manner only applies to fees paid or reimbursement made by USAZ within the previous three years.

(2) While the maximum amount payable under the Fund's class Rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(3)  The Fund administration fee is paid indirectly through the management fee.

(4) For the Templeton Foreign Securities Fund, the manager has agreed in advance to make an estimated reduction of 0.05% in their fee to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund for cash management. The reduction is not voluntary and is required by the Investment Options' Board of Trustees and an exemptive order of the Securities and Exchange Commission.

(5) PIMCO has contractually agreed, for the Portfolio's current calendar year (ending 12/31), to reduce total annual operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 1.20% of average daily net assets for the PIMCO VIT All Asset Portfolio. Under the Expense Limitation Agreement, which renews annually for a full calendar year unless terminated by PIMCO upon at least 30 days' notice before calendar year-end, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. PIMCO has elected to continue the Expense Limitation Agreement for the calendar year ending 12/31/2005.


(6) We may enter into certain arrangements under which we, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options in contracts that we issue or administer. Some advisers may pay us more or less than others, however, the maximum fee that we currently receive is 0.25% of the average aggregate amount invested by us in the Investment Options on a monthly basis. Service fees deducted from Investment Option assets are reflected in the above table.


This table describes in detail the annual expenses for each of the USAZ FusionPortfolios. We show the expenses as a percentage of an Investment Option's average daily net assets. The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the USAZ FusionPortfolios, and the USAZ FusionPortfolios do not pay service fees or 12b-1 fees. The underlying funds of the USAZ FusionPortfolios may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

  -------------------------------------------------------------------------------------------------------------------------------
  VARIABLE INVESTMENT OPTION        ANNUAL INVESTMENT OPTION OPERATING   UNDERLYING TOTAL         AMOUNT OF      TOTAL ANNUAL
                                                                                                                   OPERATING
                                                                                                                EXPENSES AFTER
                                                                         FUND                    CONTRACTUAL    CONTRACTUAL FEE
                                                                         EXPENSES   ANNUAL       FEE WAIVERS      WAIVERS OR
                                      EXPENSES BEFORE FEE WAIVERS OR     AND 12B-1  OPERATING        AND            EXPENSE
                                          EXPENSE REIMBURSEMENTS           FEES**    EXPENSES  REIMBURSEMENTS   REIMBURSEMENTS
  -------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------------------------
                                  MANAGEMENT  RULE   OTHER       TOTAL
                                              12B-1
                                     FEES     FEES*  EXPENSES
  -------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------------------------
  USAZ Fusion Balanced Fund (1),   .20%         --       .30%     .50%     1.20%      1.70%          .20%           1.50%
  (2), (3)
  -------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------------------------
  USAZ Fusion Growth Fund (1),         .20%     --       .30%     .50%     1.20%      1.70%          .20%           1.50%
  (2), (3)
  -------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------------------------
  USAZ Fusion Moderate Fund (1),       .20%     --       .30%     .50%     1.20%      1.70%          .20%           1.50%
  (2), (3)
  -------------------------------------------------------------------------------------------------------------------------------


* The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC, will receive 12b-1 fees.


** These expenses include an arithmetic average of the expenses and 12b-1 fees of the underlying funds.

(1) USAllianz Advisers, LLC ("USAZ"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses (excluding certain Fund expenses including, but not limited to, any taxes, interest, brokerage fees or extraordinary expenses) from exceeding 0.30% through at least May 1, 2006. The operating expenses covered by the expense limitation include fees deducted from Fund assets such as audit fees and payments to outside trustees. The Investment Option is authorized to reimburse USAZ for management fees previously waived and/or for the cost of Other Expenses paid by USAZ provided that such reimbursement will not cause the Investment Option to exceed the expense limitations in the agreement. The Manager may request and receive reimbursement of fees waived or limited and other reimbursements made by the Manager. Any reimbursement to the Manager must be made not more than three years from the calendar year in which the corresponding reimbursement to the Investment Option was made.

(2) The Investment Option commenced operations as of April 29, 2005. The expenses shown above for the variable Investment Option are estimated for the current calendar year.

(3) Persons with Contract Value allocated to the USAZ FusionPortfolios will also indirectly pay the expenses of the underlying funds. The underlying fund fees and expenses of 1.20% after contractual fee waivers and reimbursements are an estimate computed by determining the arithmetic average of the expense ratios of the underlying funds that are available for each Investment Option to purchase. The USAZ FusionPortfolios, at the discretion of the Manager, may assign larger weightings to certain funds and may invest in underlying funds not included in this calculation. The range of fees for the underlying funds before contractual fee waivers and reimbursements of the Fund is from 0.65% to 1.45%.

     These expenses will vary, depending upon the allocation of assets to individual underlying funds. In addition, it can be expected that underlying funds may be added or deleted as investments, with a resulting change in expenses.


     The investment advisers to the underlying funds or their affiliates may pay "service fees" to Allianz Life or its affiliates for providing customer service and other administrative services to Contract purchasers. The amount of such fees may vary by underlying fund. The underlying funds may also pay Rule 12b-1 distribution fees to the distributor of the Contracts. The underlying funds do not pay service fees or 12b-1 fees to the USAZ FusionPortfolios, and the Portfolios do not pay service fees or 12b-1 fees.

APPENDIX B - EXAMPLES OF THE QUARTERLY ACCOUNT VALUE AND 5% STEP UP VALUE CALCULATIONS

--------------------------------------------------------------------------------


QUARTERLY ACCOUNT VALUE EXAMPLES

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP. You do not make any additional Purchase Payments.

o    You are the only Owner and are age 65 on the Issue Date.

  ----------------------------------------- ------------------- ---------------
                                              CONTRACT VALUE         QAV
  ----------------------------------------- ------------------- ---------------
  ----------------------------------------- ------------------- ---------------
  On the Issue Date                               $100,000          $100,000
  ----------------------------------------- ------------------- ---------------
  ----------------------------------------- ------------------- ---------------
  End of 1st Quarter, 1st Contract Year            $98,000          $100,000
  ----------------------------------------- ------------------- ---------------
  ----------------------------------------- ------------------- ---------------
  End of 2nd Quarter, 1st Contract Year           $102,000          $102,000
  ----------------------------------------- ------------------- ---------------
  ----------------------------------------- ------------------- ---------------
  End of 3rd Quarter, 1st Contract Year           $104,000          $104,000
  ----------------------------------------- ------------------- ---------------
  ----------------------------------------- ------------------- ---------------
  1st Contract Anniversary                        $103,000          $104,000
  ----------------------------------------- ------------------- ---------------
  ----------------------------------------- ------------------- ---------------
  End of 1st Quarter, 2nd Contract Year           $106,000          $106,000
  ----------------------------------------- ------------------- ---------------

o    On the Issue Date the QAV is equal to total Purchase Payment ($100,000).


o At the end of the Contract's first Quarter, the Contract Value had decreased to $98,000, which is less than the previous QAV ($100,000), so the QAV does not increase.

o At the end of the Contract's second Quarter, the Contract Value had increased to $102,000, which is greater than the previous QAV ($100,000), so the QAV is increased to equal the Contract Value.

o At the end of the Contract's third Quarter, the Contract Value had increased to $104,000, which is greater than the previous QAV ($102,000), so the QAV is increased to equal the Contract Value.

o At the first Contract Anniversary, the Contract Value had decreased to $103,000, which is less than the previous QAV ($104,000), so the QAV was not increased.

o At the end of the first Quarter of the second Contract Year, the Contract Value had increased to $106,000, which is greater than the previous QAV ($104,000), so the QAV was increased to equal the Contract Value.

EXAMPLE OF THE EFFECT OF A PARTIAL WITHDRAWAL ON THE QAV

o Continuing the assumptions from the previous example except that you take a partial withdrawal (including the withdrawal charge) of $9,000 in the second month of the second Contract Year when the Contract Value on the day of (but before) the partial withdrawal is $103,000.

        THE QAV WILL BE ADJUSTED FOR THE PARTIAL WITHDRAWAL AS FOLLOWS:
           The previous  QAV                                                      $104,000.00
           Reduced by the QAV  adjusted  partial
           withdrawal:
               The amount of the partial withdrawal
                  (including the withdrawal charge)                   $9,000
               Multiplied by the greater of one, or the QAV
                  divided by the Contract Value on the day of
                  (but before) the partial withdrawal =
                  $104,000 / ?$103,000 =  1.00971                 X  1.00971
                                                                  ----------
               The QAV adjusted partial withdrawal                               -   9,087.39
                                                                                 ------------
            The QAV after the partial withdrawal                                   $94,912.61
                                                                                   ==========

o    This  QAV  will  remain  in  effect  until  at  least  the  next  Quarterly
     Anniversary unless you take additional Excess Withdrawals.

5% STEP UP EXAMPLES

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP.
o    You are the only Owner and are age 65 on the Issue Date.
o You take a partial withdrawal (including the withdrawal charge) of $9,000 in the fourth months of the second Contract Year when the Contract Value on the day of (but before) the withdrawal is $103,000.
o You make an additional Purchase Payment of $50,000 in the fifth month of the second Contract Year.

The 5% SUV on the Issue Date                                                      $100,000.00
On the first Contract Anniversary the 5% SUV = b + [1.05 x (a - b)] where:
    a)   is the 5% SUV as of the immediately preceding Business Day = $100,000.
    b)   is Purchase  Payments received more than 90 days after the Issue Date =
         $0.
    0 + [1.05 x ($100,000 - $0)] =                                                $105,000.00

Reduced by the SUV adjusted partial  withdrawal taken during the second Contract
    Year:
      The 5%SUV as of the immediately preceding Business Day                      $105,000.00
      The amount of the partial withdrawal
         (including the withdrawal charge)                   $9,000
      Multiplied by the greater of one, or the 5% SUV
         divided by the Contract Value on the day of
         (but before) the partial withdrawal =
         $105,000 / $103,000 =  1.01942                  x  1.01942
      The SUV adjusted partial withdrawal                                       -   9,174.78
                                                                                ------------
      The 5% SUV after the partial withdrawal                                     $95,825.22
                                                                                  ==========

Increasing  the 5% SUV for the  additional  Purchase  Payment  during the second
    Contract Year:
      The 5% SUV as of the immediately preceding Business Day                     $95,825.22
      Plus the additional Purchase Payment                                       + 50,000.00
                                                                                 -----------
      The 5% SUV after the additional Purchase Payment                           $145,825.22
                                                                                 ===========

On  the second  Contract  Anniversary  the 5% SUV = d + [1.05 x (c - d + (0.05 x
    e))] where:
      c) is  the  5%  SUV  as  of  the  immediately  preceding  Business  Day  =
         $145,825.22
      d) is  Purchase  Payments  received  during  the  second  Contract  Year =
         $50,000.
      e) is Purchase  Payments received during the first Contract Year excluding any  Purchase  Payments  received  within 90 days of the  Issue  Date =
         $100,000 - $100,000 = $0.
    $50,0000 + [1.05 x ($145,825.22 - $50,000 + (0.05 x $0))] =
       $50,0000 + [1.05 x ($95,825.22 + $0)] = $50,000 + $100,616.48=           $150,616.48
                                                                                ===========

On  the  third  Contract  Anniversary  the 5% SUV = d + [1.05 x (c - d + (0.05 x
    e))] where:
      c) is  the  5%  SUV  as  of  the  immediately  preceding  Business  Day  =
         $150,616.48.
      d) is Purchase Payments received during the third Contract Year = $0.
      e) is Purchase Payments received during the second Contract Year = $50,000
    $0 + [1.05 x ($150,616.48 - $0 + (0.05 x $50,000))] =
       [1.05 x ($150,616.48 + $2,500)] = 1.05 x $153,116.48=                    $160,772.30
                                                                                ===========

APPENDIX C - EXAMPLES OF THE DIFFERENT CALCULATIONS USED TO COMPUTE THE ANNUAL LIB PAYMENTS AFTER THE FIRST LIB YEAR
--------------------------------------------------------------------------------


THE ANNUAL MARKET PAYMENT CALCULATION

o You make an initial Purchase Payment of $100,000 on a Contract with the TIP. You do not make any additional Purchase Payments.

o You apply $20,000 to a Partial Annuitization under the LIB at Contract issue and you have not taken any withdrawals before the Income Date.

o You are the only Owner, the only Annuitant, and the Payee. You are age 65 on the Income Date.

o The initial LIB value is equal to the Contract Value applied to the partial LIB ($20,000)

o The initial annual LIB Payment is 5% of the initial LIB value = 5% x $20,000 = $1,000.

o The initial annual Market Payment is equal to the initial annual LIB Payment ($1,000).

o The LIB Fee Range at Contract issue is more than 6% and up to 8% of the Market Payment at the beginning of the LIB Year and it does not change.

o You allocate 60% of the Contract Value to Investment Option #1. The LIB Unit value for the subaccount A that invests in Investment Option #1 on the Income Date is $12, and at the end of the first LIB Year it is $13.

o You also allocate 40% of the Contract Value to Investment Option #2. The LIB Unit value for the subaccount B that invests in Investment Option #2 on the Income Date is $15, and at the end of the first LIB Year it is $18.

We calculate the NUMBER OF LIB UNITS ON THE INCOME DATE in each subaccount as follows:

          We apportion 60% of the initial annual LIB Payment to
              subaccount A = 60% x $1,000 =                                  600
          We then divide by the LIB Unit value for subaccount A            / $12
                                                                           -----
          Total LIB Units for subaccount A =                                  50

          We also apportion 40% of the initial annual LIB Payment to subaccount B = 40% x $1,000 = 400
          We then divide by the LIB Unit value for subaccount B            / $15
                                                                           -----
          Total LIB Units for subaccount B =                             26.6667

We calculate the ANNUAL MARKET PAYMENT AT THE END OF THE FIRST LIB YEAR as follows:

          For subaccount  A, the number of LIB Units  multiplied by the LIB Unit value = 50.00 x $13 = $650
          For subaccount B, the number of LIB Units multiplied
              by the LIB Unit value = 26.6667 x $18 =                     +  480
                                                                          ------
                                                                          $1,130

We calculate the MARKET PAYMENT GAIN/LOSS AT THE END OF THE FIRST LIB YEAR by comparing the Market Payment at the end of the first LIB Year with the initial Market Payment = ($1,130 - $1,000) = $130. Because there is a gain, you will be subject to the annual LIB Fee.

     Lower end of the LIB Fee Range is 6% of the initial Market Payment = 6% x $1,000 = $60

     Upper end of the LIB Fee Range is 8% of the initial Market Payment = 8% x $1,000 = $80

          The DOLLAR AMOUNT OF THE ANNUAL LIB FEE is the amount of the gain that falls within the LIB Fee Range, or $20.

We DEDUCT LIB UNITS FROM THE SUBACCOUNTS FOR THE ANNUAL LIB FEE AT THE END OF THE FIRST LIB YEAR as follows:

          LIB Units in subaccout A at the beginning of the LIB Year 50 Minus the LIB Units used to pay the LIB Fee for subaccount A:
             The LIB Fee multiplied by the percentage of annual Market
                Payment for subaccount A at the end of the first LIB
                Year, with the result then divided by the LIB Unit value
                for subaccount A as of the end of the first LIB Year =
                ($20 x ($650 / $1,130)) / $13.00 =
                ($20 x 0.5752) / $13.00 =                              -  0.8849
                                                                       ---------
          Total LIB Units remaining in subaccount A                      49.1151
                                                                         =======

          LIB Units in  subaccout  B at the  beginning  of the LIB Year  26.6667
          Minus the LIB Units used to pay the LIB Fee for subaccount B:
             The LIB Fee multiplied by the percentage of annual Market
                Payment for subaccount B at the end of the first LIB
                Year, with the result then divided by the LIB Unit value
                for subaccount B as of the end of the first LIB Year =
                ($20 x ($480 / $1,130)) / $18.00 =
                ($20 x 0.4248) / $18.00 =                              -  0.4720
                                                                       ---------
          Total LIB Units remaining in subaccount B                      26.1947
                                                                         =======

We calculate the ANNUAL MARKET PAYMENT ON THE FIRST LIB ANNIVERSARY as follows:

          For subaccount A, the number of LIB Units multiplied
              by the LIB Unit value = 49.1151 x $13 =                    $638.50
          For subaccount B, the number of LIB Units multiplied
              by the LIB Unit value = 26.1947 x $18 =                  +  471.50
                                                                       ---------
                                                                       $1,110.00

THE EFFECT OF  INVESTMENT  OPTION  PERFORMANCE  ON THE LIB  ACCOUNT  AND THE LIB
PAYMENT

o We will continue from the preceding Market Payment example where the initial annual LIB Payment, Market Payment, and Base Payment on the Income Date are all equal to $1,000. Also, there is no balance in the LIB Account on the Income Date.
o    You elect to have us make semiannual LIB Payments.
o    The annual Market Payments are as follows:
     -    Six months after the Income Date it is $1,050.
     -    On the first LIB Anniversary it is $1,110.
     -    Six months after the first LIB Anniversary it is $980.
     -    On the second LIB Anniversary it is $1,020.

We calculate the SEMIANNUAL LIB PAYMENTS FOR THE FIRST LIB YEAR as follows:

          The initial annual LIB Payment divided by the number of
              LIB Payments we will make during the LIB Year =
              $1,000 / 2 =                                                  $500
                                                                             ===

We calculate the BALANCE IN THE LIB ACCOUNT SIX MONTHS AFTER THE INCOME DATE as follows:

          The annual Market Payment minus the annual LIB Payment amount with the result divided by the number of LIB Payments we will make during the LIB Year = ($1,050 - $1,000) / 2 = $50/2 $25

We calculate the BALANCE IN THE LIB ACCOUNT ON THE FIRST LIB ANNIVERSARY as follows:

          The previous balance in the LIB Account plus the annual LIB Fee at the end of the first LIB Year (see "The Annual Market Payment Calculation" in this appendix) = $25 + $20 = $45

We calculate the ANNUAL LIB PAYMENT ON THE FIRST LIB ANNIVERSARY as follows:

o The annual Market Payment ($1,110) is greater than the annual Base Payment, so the Base Payment has no impact on the LIB Payment.
o    The LIB Account is positive and has no impact on the annual LIB Payment.
o Therefore, the annual LIB Payment is equal to the annual Market Payment, which is $1,110.

We calculate the SEMIANNUAL LIB PAYMENTS FOR THE SECOND LIB YEAR as follows:

          The annual LIB Payment on the first LIB Anniversary
              divided by the number of LIB Payments we will make
              during the LIB Year = $1,110 / 2 =                            $555
                                                                             ===

We calculate the BALANCE IN THE LIB ACCOUNT SIX MONTHS AFTER THE FIRST LIB ANNIVERSARY as follows:

          The balance in the LIB Account on the first LIB Anniversary        $45
      PLUS
          The annual Market Payment minus the annual LIB Payment
              on the first LIB Anniversary, with the result divided
              by the number of LIB Payments we will make
              during the LIB Year = ($980 - $1,110) / 2 = - $130 / 2        - 65
                                                                            ----
                                                                           - $20

ON THE SECOND LIB ANNIVERSARY the annual Market Payment has risen to $1,020. However, the Investment Options experienced a loss during the second LIB Year. Therefore, we will not deduct an annual LIB Fee and the BALANCE IN THE LIB ACCOUNT WILL REMAIN AT NEGATIVE $20.

We calculate the ANNUAL LIB PAYMENT ON THE SECOND LIB ANNIVERSARY as follows:

o The LIB Account is negative. Therefore, we will set the annual LIB Payment equal to the annual Market Payment on the second LIB Anniversary reduced by the LIB Account balance = $1,020 - $20 = $1,000.
o The annual LIB Payment on the second LIB Anniversary is equal to the annual Base Payment, so the Base Payment has no impact on the annual LIB Payment.

We calculate the SEMIANNUAL LIB PAYMENT FOR THE THIRD LIB YEAR as follows:

          The annual LIB Payment on the second LIB Anniversary
              divided by the number of LIB Payments we will make
              during the LIB Year = $1,000 / 2 =                            $500
                                                                             ===

APPENDIX D - ILLUSTRATIONS OF THE TIP BENEFITS BASED ON A BLEND OF THE S&P 500(R) AND THE LEHMAN BROTHERS AGGREGATE BOND INDEX
--------------------------------------------------------------------------------
As described elsewhere in this prospectus, the Contract is designed to offer the opportunity to receive income either as guaranteed partial withdrawals under the Increasing Withdrawal Benefit (IWB) or under the Withdrawals Plus Benefit (WPB), or as guaranteed lifetime Annuity Payments under the Lifetime Income Benefit
(LIB).

To help you understand how the Contract may perform in different market environments, the following tables and graphs compare the hypothetical income returned by a Contract over an extended period. The tables and graphs show how much income the Contract would hypothetically produce, at the end of each year based on the performance of a blend of the S&P 500(R) and the Lehman Brothers Aggregate Bond Index if the product were available and you purchased the Contract for $100,000 on January 1, 1976.

The illustrations show a blend of 60% of the S&P 500(R) (without dividends) and 40% of the Lehman Brothers Aggregate Bond Index, for a 29-year period beginning on January 1, 1976 and ending on December 31, 2004. The illustrations assume the portfolio is rebalanced monthly, that you are the only Owner/Annuitant, you are age 65 at the time you exercise the benefit, you make only one Purchase Payment of $100,000, and you exercise the benefit at Contract issue.

Contract costs and expenses reflected in the illustrations are:

o A withdrawal charge, which starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for seven full years. Withdrawals will reduce the Contract Value and amounts available for payout as income and death benefits. Withdrawals may also be subject to a 10% penalty tax and income taxes.

o    A mortality and expense risk (M&E) charge of 2.20%.

o An annual operating expense of 1.50%, which is based on the USAZ FusionPortfolio Balanced Fund, which is a "blend" fund of funds Investment Option. Actual expenses may be higher or lower depending on your selected Investment Options.

o The annual LIB Fee, which is the portion on any annual gain in the Market Payment at the end of the LIB Year that is more than 6% and up to 8% of the annual Market Payment we calculated at the beginning of the LIB Year

For more information about the costs and expenses of this Contract please see the Fee Tables and section 8, Expenses.

The "ANNUAL NET BLENDED RETURN" is the annual returns of a hypothetical blend of 60% of the S&P 500(R) and 40% of the Lehman Brothers Aggregate Bond Index, rebalanced monthly, and adjusted for all Contract and Investment Option charges except the withdrawal charge. It also does not reflect the impact of premium taxes or income taxes. If the withdrawal charge, premium taxes and income taxes were reflected, returns would be lower.

The "CONTRACT VALUE" reflects all Contract and Investment Option charges, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or penalty taxes for early withdrawal. The Contract Value is calculated as of the end of the Contract Year.

The "STEP UP" represents the increase we automatically make to the TIP benefits every five years after exercise to "lock in" any Investment Option gains that are present. Step Ups occur at the beginning of the year on the anniversary. Step Ups continue to happen automatically until the earlier of: a) the older Owner's 91st birthday for the IWB and WPB, and b) the younger Annuitant's 91st birthday for the LIB.

The "SURRENDER VALUE" reflects all of the expenses and charges assessed against Contract Value and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals before age 59 1/2. The Surrender Value is calculated as of the end of the Contract Year.

THE IWB ILLUSTRATION assumes that:

o    you exercise the IWB immediately at Contract issue,

o    IWB and Contract Anniversaries will occur on the same date,

o    you have not taken any withdrawals before you exercise the IWB,

o the annual IWB Payment you receive each year is the largest payment we allow (the IWB Maximum),

o the IWB Payments are based on total Purchase Payments (which is the initial value for both the QAV and 5% SUV), and

o you are the only Owner and are age 60 when you exercise the benefit and, therefore, will not be subject to the 10% penalty tax for early withdrawal.

         The "IWB MAXIMUM/PAYMENTS" reflects the annual IWB Maximum withdrawal. The illustration assumes that this amount is taken in twelve equal partial withdrawals at the beginning of each month.

         The "REMAINING IWB VALUE" reflects the amount available for future IWB Payments you may take as long as you do not take any Excess Withdrawals while receiving IWB Payments. This value is calculated as of the end of the IWB Year.

THE WPB ILLUSTRATION assumes that:

o    you exercise the WPB immediately at Contract issue,

o    WPB and Contract Anniversaries will occur on the same date,

o    you have not taken any withdrawals before you exercise the WPB,

o    you are the only Owner and are age 60 when you exercise the benefit,

o the initial WPB value is based on total Purchase Payments (which is the initial value for both the QAV and 5% SUV), and

o    the initial WPB Payment is based on 5% of the initial WPB value.

         The "WPB VALUE" reflects the amount initially applied to WPB Payments and which is increased by the Step Ups.

         The "WPB PAYMENTS" reflects the annual WPB Payment and assumes you do not take any Excess Withdrawals while receiving WPB Payments. The illustration assumes that this amount is taken in twelve equal partial withdrawals at the beginning of each month.

THE LIB ILLUSTRATION assumes that:

o    you take a Full Annuitization immediately at Contract issue,

o    LIB and Contract Anniversaries will occur on the same date,

o    you have not taken any withdrawals before you exercise the LIB,

o you are the only Owner/Annuitant and are age 60 when you exercise the benefit,

o the initial LIB value is based on total Purchase Payments (which is the initial value for both the QAV and 5% SUV),

o    the initial annual LIB Payment is equal to 5% of the initial LIB value,

o the LIB Fee Range for all LIB Years is more than 6% and up to 8% of the annual Market Payment we calculated at the beginning of each LIB Year, and
     o the liquidation factor used in the computation of the Liquidation Value is 19.8.

          The "BASE PAYMENT" is the guaranteed minimum annual LIB Payment for each LIB Year and assumes you do not take any Excess Withdrawals while receiving LIB Payments.

          The "LIB PAYMENTS" are the Annuity Payments received by the Payee and assumes you do not take any Excess Withdrawals while receiving LIB Payments. The illustration assumes that you elect to receive LIB Payments as twelve equal payments at the beginning of each month.

          The "LIB SURRENDER VALUE" reflects the total available Liquidation Value less any applicable withdrawal charge. The Liquidation Value is available until the earlier of: a) the tenth LIB Anniversary, or b) the LIB Anniversary that occurs after the younger Annuitant's 85th birthday. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals before age 59 1/2. The LIB Surrender Value is calculated as of the end of the LIB Year.

THESE ARE ILLUSTRATIONS NOT A CONTRACT. Past performance is not a guarantee of future results. No representation is made as to future performance. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost. The Contract and/or features may not be available in all states. All product guarantees are based on the claims paying ability of Allianz Life. You cannot invest directly in the S&P 500(R) Index or the Lehman Brothers Aggregate Bond Index.

The illustration information shown is hypothetical and is not representative of actual Contract returns. Hypothetical information is shown from dates before the Contract was first offered for sale.

            IWB ILLUSTRATION FOR JANUARY 1, 1976 TO DECEMBER 31, 2004

----------------------------------------------------------------------------------------------------
    IWB YEAR        ANNUAL NET        ANNUAL IWB      END OF YEAR    END OF YEAR      END OF YEAR
                                  MAXIMUM/TOTAL IWB
                                   PAYMENTS FOR THE    REMAINING
                  BLENDED RETURN     ENTIRE YEAR       IWB VALUE    CONTRACT VALUE  SURRENDER VALUE
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    IWB Date                    -                  -      $100,000         $100,000         $92,000
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        1                   13.7%             $5,000       $95,000         $108,455         $99,778
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        2                   -9.3%             $5,250       $89,750          $93,334         $85,867
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        3                   -2.2%             $5,513       $84,237          $85,830         $79,822
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        4                    4.3%             $5,788       $78,449          $83,672         $78,652
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        5                   12.5%             $6,078       $72,372          $87,525         $83,149
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                                               $87,525
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        6                   -7.0%             $6,381       $81,144          $75,197         $72,189
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        7                   17.6%             $6,700       $74,443          $80,561         $78,144
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        8                    9.7%             $7,036       $67,408          $81,170         $81,170
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        9                    3.0%             $7,387       $60,020          $75,874         $75,874
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       10                   20.4%             $7,757       $52,264          $82,707         $82,707
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                                               $82,707
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       11                   11.1%             $8,144       $74,563          $83,535         $83,535
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       12                    0.1%             $8,552       $66,011          $75,717         $75,717
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       13                    6.7%             $8,979       $57,032          $71,647         $71,647
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       14                   17.9%             $9,428       $47,603          $74,344         $74,344
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       15                   -4.0%             $9,900       $37,704          $61,490         $61,490
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                                               $61,490
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       16                   18.0%            $10,395       $51,095          $61,239         $61,239
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       17                    1.9%            $10,914       $40,181          $51,186         $51,186
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       18                    4.3%            $11,460       $28,721          $41,774         $41,774
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       19                   -5.6%            $12,033       $16,688          $27,697         $27,697
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       20                   23.2%            $12,635        $4,053          $20,101         $20,101
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                                               $20,101
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       21                    9.4%            $13,266        $6,834           $7,900          $7,900
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       22                   18.0%             $8,201             -                -               -
----------------------------------------------------------------------------------------------------

*    Step Ups occur on the IWB  Anniversary,  which is the first day of the next
     IWB Year.


[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A BAR CHART].


Blended returns over the period result in five IWB Step Ups to the IWB Value, which add a total of $85,430 in guaranteed IWB Maximum payments. However, none of those Step Ups increased the IWB Maximum. Guaranteed IWB Payments total
$185,430.  Ultimately the IWB expires  during the 22nd IWB Year,  when the final
$6,834 of IWB Payments is taken, plus the remaining Contract Value balance of $1,367. Over the 22-year period, IWB Payments total $186,797.





            WPB ILLUSTRATION FOR JANUARY 1, 1976 TO DECEMBER 31, 2004

----------------------------------------------------------------------------------------------------
    WPB YEAR        ANNUAL NET       WPB VALUE        TOTAL WPB      END OF YEAR      END OF YEAR
                                                    PAYMENTS FOR
                  BLENDED RETURN                   THE ENTIRE YEAR  CONTRACT VALUE  SURRENDER VALUE
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    WPB Date                    -         $100,000               -         $100,000         $92,000
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        1                   13.7%         $100,000          $5,000         $108,455         $99,778
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        2                   -9.3%         $100,000          $5,000          $93,576         $86,090
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        3                   -2.2%         $100,000          $5,000          $86,571         $80,511
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        4                    4.3%         $100,000          $5,000          $85,240         $80,126
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        5                   12.5%         $100,000          $5,000          $90,461         $85,938
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        6                   -7.0%         $100,000          $5,000          $79,278         $76,107
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        7                   17.6%         $100,000          $5,000          $87,350         $84,729
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        8                    9.7%         $100,000          $5,000          $90,694         $90,694
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
        9                    3.0%         $100,000          $5,000          $88,197         $88,197
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       10                   20.4%         $100,000          $5,000         $100,614        $100,614
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                              $100,614
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       11                   11.1%         $100,614          $5,031         $106,618        $106,618
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       12                    0.1%         $100,614          $5,031         $102,071        $102,071
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       13                    6.7%         $100,614          $5,031         $103,811        $103,811
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       14                   17.9%         $100,614          $5,031         $116,998        $116,998
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       15                   -4.0%         $100,614          $5,031         $107,314        $107,314
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                              $107,314
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       16                   18.0%         $107,314          $5,366         $120,761        $120,761
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       17                    1.9%         $107,314          $5,366         $117,549        $117,549
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       18                    4.3%         $107,314          $5,366         $117,191        $117,191
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       19                   -5.6%         $107,314          $5,366         $105,444        $105,444
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       20                   23.2%         $107,314          $5,366         $123,948        $123,948
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                              $123,948
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       21                    9.4%         $123,948          $6,197         $129,029        $129,029
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       22                   18.0%         $123,948          $6,197         $145,554        $145,554
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       23                   15.6%         $123,948          $6,197         $161,518        $161,518
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       24                    7.2%         $123,948          $6,197         $166,673        $166,673
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       25                   -5.2%         $123,948          $6,197         $151,988        $151,988
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
    Step Up*                              $151,988
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       26                   -7.9%         $151,988          $7,599         $132,629        $132,629
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       27                  -14.0%         $151,988          $7,599         $106,942        $106,942
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       28                   13.0%         $151,988          $7,599         $112,539        $112,539
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
       29                    3.4%         $151,988          $7,599         $108,481        $108,481
----------------------------------------------------------------------------------------------------

*    Step Ups occur on the WPB  Anniversary,  which is the first day of the next
     WPB Year.

[GRAPHIC:  THE TABLE ABOVE IS ALSO  REPRESENTED  HERE GRAPHICALLY IN THE PRINTED
PROSPECTUS IN THE FORM OF A BAR CHART].


Although blended returns in the early years are flat or negative, the chart shows that WPB Payments are level. The performance during the eighties and nineties result in four WPB Step Ups that, by the 26th WPB Year, result in WPB
Payments that are $2,599 higher than they would have been otherwise (please note that the 10th WPB Anniversary Step Up of $31 is too small to appear on the chart). Over the 29-year period, WPB Payments total $163,367.





            LIB ILLUSTRATION FOR JANUARY 1, 1976 TO DECEMBER 31, 2004
------------------------------------------------------------------------------------
    LIB YEAR        ANNUAL NET      BEGINNING OF      TOTAL LIB    END OF YEAR LIB
                                     YEAR BASE      PAYMENTS FOR
                  BLENDED RETURN      PAYMENT      THE ENTIRE YEAR SURRENDER VALUE
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
   Income Date                  -           $5,000               -          $89,000
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        1                   13.7%           $5,000          $5,000         $101,214
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        2                   -9.3%           $5,000          $5,586          $86,685
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        3                   -2.2%           $5,000          $5,069          $79,712
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        4                    4.3%           $5,000          $5,000          $77,867
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        5                   12.5%           $5,000          $5,169          $81,684
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
    Step Up*                                $5,712
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        6                   -7.0%           $5,712          $5,712          $70,491
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        7                   17.6%           $5,712          $5,712          $76,399
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        8                    9.7%           $5,712          $6,073          $76,690
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
        9                    3.0%           $5,712          $6,613          $71,705
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       10                   20.4%           $5,712          $6,814          $77,518
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
    Step Up*                                $8,067
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       11                   11.1%           $8,067          $8,067                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       12                    0.1%           $8,067          $8,800                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       13                    6.7%           $8,067          $8,808                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       14                   17.9%           $8,067          $9,337                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       15                   -4.0%           $8,067         $10,822                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
    Step Up*                               $10,392
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       16                   18.0%          $10,392         $10,392                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       17                    1.9%          $10,392         $12,051                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       18                    4.3%          $10,392         $12,281                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       19                   -5.6%          $10,392         $12,812                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       20                   23.2%          $10,392         $12,101                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
    Step Up*                               $14,666
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       21                    9.4%          $14,666         $14,666                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       22                   18.0%          $14,666         $15,753                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       23                   15.6%          $14,666         $18,278                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       24                    7.2%          $14,666         $20,766                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       25                   -5.2%          $14,666         $22,012                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
    Step Up*                               $20,859
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       26                   -7.9%          $20,859         $20,859                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       27                  -14.0%          $20,859         $20,859                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       28                   13.0%          $20,859         $20,859                -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
       29                    3.4%          $20,859         $20,859                -
------------------------------------------------------------------------------------

*    Step Ups occur on the LIB  Anniversary,  which is the first day of the next
     LIB Year.

[GRAPHIC: THE TABLE ABOVE IS ALSO REPRESENTED HERE GRAPHICALLY IN THE PRINTED PROSPECTUS IN THE FORM OF A BAR CHART].

The illustration shows the impact of blended returns on the LIB Payment from one LIB Year to the next, and also the protection offered by the Base Payment and its five-year Step Ups. The Base Payment as of the 25th LIB Anniversary is $20,859, and LIB Payments in LIB Years 27 through 29 would have been lower than this Base Payment because of poor performance. Over the 29-year period, LIB Payments total $337,132.

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed below. The table of contents of the SAI appears before the Privacy Notice in this prospectus.


In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations by contacting your registered representative. Illustrations demonstrate how your Contract Value, cash surrender value, death benefits, and (if available) the LIB Payments, IWB Payments and/or WPB Payments change based on the investment experience of the Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.


You can also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 942-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's website. If you do not have access to the website you can get copies of information from the website upon payment of a duplication fee by writing to:

     PUBLIC REFERENCE SECTION OF THE COMMISSION
     450 Fifth Street NW
     Washington, DC 20549-0102

You can contact us at:

     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
     5701 Golden Hills Drive
     Minneapolis, MN  55416
     (800) 624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our Service
Center:


     USALLIANZ SERVICE CENTER
     P.O. Box 1122
     Southeastern, PA 19398-1122
    (800) 624-0197





                                   PART B SAI



                       STATEMENT OF ADDITIONAL INFORMATION

                          THE ALLIANZ CUSTOM INCOME(TM)
                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT
                                    ISSUED BY
            ALLIANZ LIFE(R) VARIABLE ACCOUNT B (THE SEPARATE ACCOUNT)
                                       AND
   ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (ALLIANZ LIFE, WE, US, OUR)

                                 ________, 2005

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the glossary in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:


     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                 5701 Golden Hills Drive
                  Minneapolis, MN 55416
                     (800) 624-0197

    TABLE OF CONTENTS


                                                                          Page
    Allianz Life.......................................................    2
    Experts............................................................    2
    Legal Opinions.....................................................    2
    Distributor........................................................    2
    Reduction or Elimination of the
        Withdrawal Charge..............................................    3
    Federal Tax Status.................................................    3
        General........................................................    3
        Diversification................................................    4
        Owner Control..................................................    4
        Contracts Owned by Other Than Natural Persons..................    5
        Income Tax Withholding.........................................    5
        Required Distributions.........................................    5
        Qualified Contracts............................................    5
    Mortality and Expense Risk Guarantee...............................    6
    Financial Statements...............................................    6










                                                                     CIASAI-0905

ALLIANZ LIFE
--------------------------------------------------------------------------------
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. We are a subsidiary of Allianz of America, Inc.
(AZOA), which is a financial holding company. AZOA is a subsidiary of Allianz Versicherungs-AG Holding (Allianz AG), which is a provider of integrated financial services. Allianz AG is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable annuities, fixed life, group life, accident and health insurance products.

Allianz Life does not have a separate custodian for the assets, for example, mutual fund shares, owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.


EXPERTS
--------------------------------------------------------------------------------
The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, 2004 (including the Statement of Changes in Net Assets for each of the years in the two year period then ended) and the consolidated financial statements of Allianz Life as of December 31, 2004 and 2003 (restated) and for each of the years in the three years ended December 31, 2004 included in this SAI have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report included in this SAI and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.

As described in note 2 to the consolidated financial statements of Allianz Life, the 2003 consolidated financial statements have been restated.

As described in note 1 to the consolidated financial statements of Allianz Life, Allianz Life changed its method of accounting for goodwill in 2002 and its method of accounting for non-traditional long-duration insurance contracts in 2004.


This SAI also contains unaudited financial statements of Allianz Life Variable Account B as of and for the period ended June 30, 2005 (including the Statement of Changes in Net Assets for the six month period ended June 30, 2005 and for the year ended December 31, 2004).



LEGAL OPINIONS
--------------------------------------------------------------------------------
Stewart D. Gregg, Senior Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.



DISTRIBUTOR
--------------------------------------------------------------------------------
USAllianz Investor Services, LLC (USAllianz), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor. USAllianz does not sell the Contracts on a retail basis. Rather, USAllianz enters into selling agreements with other third-party broker/dealers registered under the Securities Exchange Act of 1934 (selling firms) for the sale of the Contracts. The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

We pay commissions for sales of the Contracts. USAllianz passes through most of the commissions it receives to selling firms for their sales. No Contracts had been sold as of October 4, 2005 therefore, USAllianz has not provided information regarding sales compensation with respect to the Contracts.

We may fund USAllianz's operating and other expenses including: overhead; legal and accounting fees; registered representative training; deferred compensation and insurance benefits for registered representatives; compensation for the USAllianz's management team; and other expenses associated with the Contracts. We also pay for USAllianz's operating and other expenses, including overhead, legal and accounting fees.

As  described   above,   USAllianz   sells  its  Contracts   primarily   through
"wholesaling", in which USAllianz sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, USAllianz has agreements with approximately 1,200 retail broker/dealers to sell its Contracts. All of the broker/dealer firms except one are non-affiliated. As described in the prospectus, USAllianz may pay marketing support payments to certain of these firms for providing marketing support services in the sale of the Contracts. Currently, USAllianz makes marketing support payments to approximately 35-40 firms. These payments vary in amount. In 2004, the five firms receiving the largest payments are listed below. Marketing support payments may also be made to managers of Investment Options or their affiliates for providing Investment Option information and marketing support.


  --------------------------------------------------------------------------
                         FIRM NAME             2004 MARKETING SUPPORT PAID
  --------------------------------------------------------------------------
  --------------------------------------------------------------------------
                     AIG Advisor Group                   $833,739
  --------------------------------------------------------------------------
  --------------------------------------------------------------------------
                National Planning Holdings               $635,269
  --------------------------------------------------------------------------
  --------------------------------------------------------------------------
             Raymond James Financial Services            $431,997
  --------------------------------------------------------------------------
  --------------------------------------------------------------------------
                   H D Vest Investments                  $423,699
  --------------------------------------------------------------------------
  --------------------------------------------------------------------------
                  Securities America Inc.                $227,440
  --------------------------------------------------------------------------


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
--------------------------------------------------------------------------------
We may reduce or eliminate the amount of the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:

o    the size of the group;

o the total amount of Purchase Payments expected to be received from the group;

o the nature of the group for which the Contracts are purchased, and the persistency expected in that group (for example, the expectation that the Owners will continue to hold the Contracts for a certain period of time);

o the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and

o any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of these reductions are contractually guaranteed.

We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.


FEDERAL TAX STATUS
--------------------------------------------------------------------------------
NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. WE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. WE DO NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.
GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments. For a lump sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. A partial withdrawal results in tax on any gain in the Contract (i.e., the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any charges, and the Contract's cash basis). Lump-sum withdrawals, whether partial or full, may also be subject to a penalty tax equal to 10% of the taxable amount.

For Annuity Payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (which is determined by Treasury Regulations). Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. Partial Annuitizations are taxed as partial withdrawals, not as Annuity Payments, until the entire Contract Value has been applied to Annuity Payments. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.


We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.


DIVERSIFICATION


Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (Treasury Department). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of Annuity Payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as this Contract meets the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.


On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as this Contract. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

o no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;

o no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;

o no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and

o no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment  Options  underlying the Contracts will be managed
by  the  investment   advisers  in  such  a  manner  as  to  comply  with  these diversification requirements.


OWNER CONTROL

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets supporting the Contract.


CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS


Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, for example, a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified retirement plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.


INCOME TAX WITHHOLDING


All distributions or the portion thereof which is included in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.


Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or Individual Retirement Annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:

o a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; or

o    distributions which are required minimum distributions; or

o the portion of the distributions not includible in gross income (for example, returns of after-tax contributions); or

o    hardship withdrawals.

 Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS


In order to be treated as an annuity  contract for federal  income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner. Specifically, Section 72(s) requires that:


o if any Owner dies on or after the Income Date, but before to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and


o if any Owner dies before the Income Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death.

These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner. If the Owner is a non-natural person, then the death or change of an Annuitant is treated as the death of the Owner.


Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

QUALIFIED CONTRACTS

The Contract is designed to be suitable for use under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

General descriptions of the types of qualified plans with which the Contracts may be used can be found in the prospectus. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this SAI. Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal. For more information see prospectus section 9, Taxes - Distributions - Qualified Contracts.

PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans. For more information see prospectus section 9, Taxes - Distributions - Qualified Contracts.

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.


MORTALITY AND EXPENSE RISK GUARANTEE
--------------------------------------------------------------------------------
Allianz Life guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality and expense experience.



FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The audited consolidated financial statements of Allianz Life as of and for the year ended December 31, 2004, included herein should be considered only as bearing upon the ability of Allianz Life to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2004 and the unaudited financial statements of the Separate Account as of and for the period ended June 30, 2005 are also included herein.





                         ALLIANZ LIFE VARIABLE ACCOUNT B

                                       OF

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                              FINANCIAL STATEMENTS


                                  JUNE 30, 2005


                                   (UNAUDITED)

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES
  JUNE 30, 2005
  (IN THOUSANDS)

                                                                                                                    ALGER
                                                       AIM V.I.                 AIM V.I.    AIM V.I.       ALGER     AMERICAN
                                                        CAPITAL                INTERNATIONAL PREMIER     AMERICAN    LEVERAGED
                                                      APPRECIATION  AIM V.I.     GROWTH      EQUITY       GROWTH      ALLCAP
                                                         FUND     GROWTH FUND     FUND        FUND      PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                        $5,626        9,149       2,547       7,788        9,055       3,687
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                         5,626        9,149       2,547       7,788        9,055       3,687
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                           $5,626        9,149       2,547       7,788        9,055       3,687
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                          $5,626        9,149       2,547       7,788        9,055       3,687
                                                      --------------------------------------------------------------------------

          *Investment shares                                  254          571         128         368          255         120
           Investments at cost                             $6,497       16,088       2,227       8,891       13,953       6,239


                 See accompanying notes to financial statements
                                       2

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                       ALGER          ALGER                                            DREYFUS
                                                       AMERICAN     AMERICAN     DAVIS VA    DAVIS VA                 IP SMALL
                                                        MIDCAP       SMALL       FINANCIAL     REAL       DAVIS VA    CAP STOCK
                                                        GROWTH    CAPITALIZATION PORTFOLIO    ESTATE       VALUE        INDEX
                                                       PORTFOLIO   PORTFOLIO                PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $11,033        1,019      91,170       2,893      196,980     213,893
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        11,033        1,019      91,170       2,893      196,980     213,893
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $11,033        1,019      91,170       2,893      196,980     213,893
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $11,033        1,019      91,170       2,893      196,980     213,893
                                                      --------------------------------------------------------------------------

          *Investment shares                                  550           49       7,305         167       16,511      13,538
           Investments at cost                            $10,498          947      80,721       1,859      158,118     179,338


                 See accompanying notes to financial statements
                                       3

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                                    FRANKLIN    FRANKLIN    FRANKLIN
                                                                   AGGRESSIVE    GLOBAL    GROWTH AND                FRANKLIN
                                                       DREYFUS       GROWTH   COMMUNICATIONS INCOME      FRANKLIN     INCOME
                                                         STOCK     SECURITIES  SECURITIES  SECURITIES  HIGH INCOME  SECURITIES
                                                      INDEX FUND      FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $385,569            -     137,913     555,641      205,095     758,978
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       385,569            -     137,913     555,641      205,095     758,978
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $385,569            -     137,913     555,641      205,095     758,978
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $385,569            -     137,913     555,641      205,095     758,978
                                                      --------------------------------------------------------------------------

          *Investment shares                               12,692            -      20,192      37,053       31,061      48,998
           Investments at cost                           $352,864            -     259,846     559,789      216,111     707,605


                 See accompanying notes to financial statements
                                       4

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                       FRANKLIN                             FRANKLIN     FRANKLIN
                                                       LARGE CAP                FRANKLIN     RISING     SMALL CAP    FRANKLIN
                                                        GROWTH      FRANKLIN      REAL      DIVIDENDS     VALUE      SMALL-MID
                                                      SECURITIES     MONEY       ESTATE    SECURITIES   SECURITIES   CAP VALUE
                                                       FUND       MARKET FUND     FUND       FUND          FUND         FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $346,165       43,253     497,375     686,631      219,335     289,304
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       346,165       43,253     497,375     686,631      219,335     289,304
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $346,165       43,253     497,375     686,631      219,335     289,304
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $346,165       43,253     497,375     686,631      219,335     289,304
                                                      --------------------------------------------------------------------------

          *Investment shares                               23,726       43,253      16,327      40,446       13,953      15,274
           Investments at cost                           $343,535       43,253     389,335     607,498      178,832     259,119


                 See accompanying notes to financial statements
                                       5

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)

                                                                                              J.P.        J.P.
                                                       FRANKLIN                 FRANKLIN     MORGAN     MORGAN U.S.   JENNISON
                                                         U.S.       FRANKLIN      ZERO     INTERNATIONAL LARGE CAP      20/20
                                                      GOVERNMENT  ZERO COUPON    COUPON    OPPORTUNITIES CORE EQUITY     FOCUS
                                                         FUND      FUND 2005    FUND 2010    PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $506,048       90,781      82,745         563          945     110,907
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       506,048       90,781      82,745         563          945     110,907
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $506,048       90,781      82,745         563          945     110,907
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $506,048       90,781      82,745         563          945     110,907
                                                      --------------------------------------------------------------------------

          *Investment shares                               40,216        6,235       5,108          52           72       8,685
           Investments at cost                           $522,788       96,449      83,251         560        1,011      95,097


                 See accompanying notes to financial statements
                                       6

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)

                                                       MUTUAL        MUTUAL    OPPENHEIMER OPPENHEIMER
                                                       DISCOVERY     SHARES      GLOBAL       HIGH     OPPENHEIMER   PIMCO VIT
                                                      SECURITIES   SECURITIES  SECURITIES    INCOME    MAIN STREET   ALL ASSET
                                                         FUND         FUND       FUND/VA     FUND/VA     FUND/VA     PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $467,392      655,468     224,958      41,278      174,742     177,762
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       467,392      655,468     224,958      41,278      174,742     177,762
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $467,392      655,468     224,958      41,278      174,742     177,762
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $467,392      655,468     224,958      41,278      174,742     177,762
                                                      --------------------------------------------------------------------------

          *Investment shares                               27,716       38,961       7,728       4,979        8,541      14,976
           Investments at cost                           $380,012      543,007     170,430      40,758      150,753     172,353


                 See accompanying notes to financial statements
                                       7

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                                    PIMCO VIT                                        PIMCO VIT
                                                                    EMERGING    PIMCO VIT                           STOCKSPLUS
                                                       PIMCO VIT    MARKETS      GLOBAL     PIMCO VIT    PIMCO VIT  GROWTH AND
                                                       COMMODITY      BOND        BOND     HIGH YIELD  REAL RETURN    INCOME
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                        $5,854        3,163       2,912     193,866      272,019      22,786
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                         5,854        3,163       2,912     193,866      272,019      22,786
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                           $5,854        3,163       2,912     193,866      272,019      22,786
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                          $5,854        3,163       2,912     193,866      272,019      22,786
                                                      --------------------------------------------------------------------------

          *Investment shares                                  519          233         230      23,385       20,781       2,306
           Investments at cost                             $5,901        3,123       2,952     187,985      265,499      18,791


                 See accompanying notes to financial statements
                                       8

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                                                            SP
                                                                                            STRATEGIC   SP WILLIAM
                                                       PIMCO VIT    SELIGMAN    SELIGMAN    PARTNERS      BLAIR      TEMPLETON
                                                         TOTAL       GLOBAL     SMALL-CAP    FOCUSED   INTERNATIONAL   ASSET
                                                        RETURN     TECHNOLOGY     VALUE      GROWTH       GROWTH     STRATEGY
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO      FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $461,358        2,999     184,796      35,654       20,259      17,416
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       461,358        2,999     184,796      35,654       20,259      17,416
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $461,358        2,999     184,796      35,654       20,259      17,416
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $461,358        2,999     184,796      35,654       20,259      17,416
                                                      --------------------------------------------------------------------------

          *Investment shares                               43,361          251      10,341       5,205        3,185         871
           Investments at cost                           $449,129        4,174     145,455      32,160       17,970      16,873


                 See accompanying notes to financial statements
                                       9

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                       TEMPLETON                TEMPLETON
                                                      DEVELOPING    TEMPLETON    GLOBAL     TEMPLETON
                                                        MARKETS     FOREIGN      INCOME      GROWTH      USAZ AIM     USAZ AIM
                                                      SECURITIES   SECURITIES  SECURITIES  SECURITIES  BASIC VALUE  INTERNATIONAL
                                                         FUND         FUND        FUND        FUND         FUND     EQUITY FUND
                                                      ---------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $222,050      368,330      33,445     536,186      171,270       80,659
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
       Total Assets                                       222,050      368,330      33,445     536,186      171,270       80,659
                                                      ---------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Net Assets                                         $222,050      368,330      33,445     536,186      171,270       80,659
                                                      ---------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      ---------------------------------------------------------------------------
Total Contract Owners' Equity                            $222,050      368,330      33,445     536,186      171,270       80,659
                                                      ---------------------------------------------------------------------------

          *Investment shares                               24,453       25,995       2,346      41,915       15,265        6,321
           Investments at cost                           $173,725      344,143      29,914     499,177      146,902       71,182


                 See accompanying notes to financial statements
                                       10

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                                      USAZ        USAZ
                                                         USAZ       DREYFUS      DREYFUS    USAZ           USAZ      USAZ
                                                       DAVIS NY     FOUNDERS     PREMIER    FRANKLIN      FUSION      FUSION
                                                        VENTURE      EQUITY     SMALL CAP   SMALL CAP    BALANCED     GROWTH
                                                         FUND     GROWTH FUND  VALUE FUND  VALUE FUND      FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $211,949       79,449      42,339     177,283       27,920      61,937
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       211,949       79,449      42,339     177,283       27,920      61,937
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $211,949       79,449      42,339     177,283       27,920      61,937
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $211,949       79,449      42,339     177,283       27,920      61,937
                                                      --------------------------------------------------------------------------

          *Investment shares                               18,757        8,381       3,564      11,150        2,737       5,990
           Investments at cost                           $193,638       72,980      39,078     159,083       27,716      61,589


                 See accompanying notes to financial statements
                                       11

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                        USAZ           USAZ      USAZ        USAZ LEGG                 USAZ
                                                        FUSION      JENNISON    JENNISON      MASON      USAZ LEGG     MONEY
                                                       MODERATE   20/20 FOCUS    GROWTH      GROWTH    MASON VALUE    MARKET
                                                        FUND          FUND        FUND        FUND        FUND         FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $62,602       10,119       6,068      52,010      146,157     272,171
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        62,602       10,119       6,068      52,010      146,157     272,171
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $62,602       10,119       6,068      52,010      146,157     272,171
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $62,602       10,119       6,068      52,010      146,157     272,171
                                                      --------------------------------------------------------------------------

          *Investment shares                                6,125          950         567       4,611       12,866     272,171
           Investments at cost                            $62,185        9,984       6,095      46,323      135,047     272,171


                 See accompanying notes to financial statements
                                       12

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                       USAZ           USAZ                  USAZ
                                                      OPPENHEIMER OPPENHEIMER   USAZ       OPPENHEIMER     USAZ
                                                       EMERGING     EMERGING   OPPENHEIMER INTERNATIONAL OPPENHEIMER   USAZ PEA
                                                        GROWTH    TECHNOLOGIES   GLOBAL      GROWTH     MAIN STREET  RENAISSANCE
                                                         FUND         FUND        FUND        FUND          FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $116,011       41,593     111,780      46,543       84,037     411,833
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       116,011       41,593     111,780      46,543       84,037     411,833
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $116,011       41,593     111,780      46,543       84,037     411,833
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $116,011       41,593     111,780      46,543       84,037     411,833
                                                      --------------------------------------------------------------------------

          *Investment shares                                8,736        5,346       9,745       3,594        7,839      30,597
           Investments at cost                           $108,008       42,761     103,248      41,990       80,524     358,337


                 See accompanying notes to financial statements
                                       13

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                                USAZ        USAZ
                                                                 SALOMON     SALOMON                             USAZ VAN
                                                                BROTHERS    BROTHERS     USAZ VAN    USAZ VAN     KAMPEN
                                                                LARGE CAP   SMALL CAP     KAMPEN      KAMPEN     EMERGING
                                                    USAZ PEA     GROWTH      GROWTH     AGGRESSIVE   COMSTOCK     GROWTH
                                                   VALUE FUND     FUND        FUND     GROWTH FUND     FUND        FUND
                                                  --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                   $230,810     151,115       4,018       94,209     430,135     163,609
                                                  --------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------
       Total Assets                                    230,810     151,115       4,018       94,209     430,135     163,609
                                                  --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                      -           -           -            -           -           -
                                                  --------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------
      Total Liabilities                                      -           -           -            -           -           -
                                                  --------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------
      Net Assets                                      $230,810     151,115       4,018       94,209     430,135     163,609
                                                  --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                  --------------------------------------------------------------------------
    Total Contract Owners' Equity                     $230,810     151,115       4,018       94,209     430,135     163,609
                                                  --------------------------------------------------------------------------

          *Investment shares                            17,459      14,392         372       10,804      38,751      19,524
           Investments at cost                        $208,036     140,110       3,943       80,415     368,281     147,363

                 See accompanying notes to financial statements
                                       14

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                                USAZ VAN    USAZ VAN                 VAN
                                                    USAZ VAN     KAMPEN      KAMPEN      USAZ VAN   KAMPEN LIT   VAN
                                                     KAMPEN      GLOBAL    GROWTH AND   KAMPEN MID   EMERGING   KAMPEN LIT
                                                   EQUITY AND   FRANCHISE    INCOME     CAP GROWTH    GROWTH    ENTERPRISE
                                                  INCOME FUND     FUND        FUND         FUND      PORTFOLIO   PORTFOLIO
                                                  --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                   $122,885     197,702     259,281      123,962       6,686         225
                                                  --------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------
       Total Assets                                    122,885     197,702     259,281      123,962       6,686         225
                                                  --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                      -           -           -            -           -           -
                                                  --------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------
      Total Liabilities                                      -           -           -            -           -           -
                                                  --------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------
      Net Assets                                      $122,885     197,702     259,281      123,962       6,686         225
                                                  --------------------------------------------------------------------------

 Contract Owners' Equity:
                                                  --------------------------------------------------------------------------
    Total Contract Owners' Equity                     $122,885     197,702     259,281      123,962       6,686         225
                                                  --------------------------------------------------------------------------

          *Investment shares                            11,192      13,710      21,625       10,999         260          17
           Investments at cost                        $116,431     181,785     216,308      106,624       7,121         336



                 See accompanying notes to financial statements
                                       15

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
  JUNE 30, 2005
  (IN THOUSANDS)
                                                        VAN
                                                       KAMPEN
                                                       LIT
                                                       GROWTH
                                                       AND
                                                       INCOME        TOTAL ALL
                                                       PORTFOLIO       FUNDS
                                                       ------------ ------------
                                                       ------------ ------------

 Assets:
    Investments at net asset value*                         $1,202   13,596,350
                                                       ------------ ------------
                                                       ------------ ------------
       Total Assets                                          1,202   13,596,350
                                                       ------------ ------------
                                                       ------------ ------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges:                                          -            -
                                                       ------------ ------------
                                                       ------------ ------------
      Total Liabilities                                          -            -
                                                       ------------ ------------
                                                       ------------ ------------
      Net Assets                                            $1,202   13,596,350
                                                       ------------ ------------
                                                       ------------ ------------

 Contract Owners' Equity:
                                                       ------------ ------------
                                                       ------------ ------------
    Total Contract Owners'                                  $1,202   13,596,350
Equity
                                                       ------------ ------------
                                                       ------------ ------------

          *Investment shares                                    63    1,305,917
           Investments at cost                              $1,037   12,473,194


                 See accompanying notes to financial statements
                                       16

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                                                                                     ALGER
                                                       AIM V.I.                 AIM V.I.    AIM V.I.       ALGER     AMERICAN
                                                        CAPITAL                INTERNATIONAL PREMIER     AMERICAN    LEVERAGED
                                                      APPRECIATION  AIM V.I.     GROWTH      EQUITY       GROWTH      ALLCAP
                                                         FUND     GROWTH FUND     FUND        FUND      PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -           -           22           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                        52           75          22          69           69          29
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                 (52)         (75)        (22)        (69)         (47)        (29)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                         (138)      (1,465)          12       (126)        (927)       (542)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   (138)      (1,465)          12       (126)        (927)       (542)
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                          (11)        1,403           7          73          982         562
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 (149)         (62)          19        (53)           55          20
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $(201)        (137)         (3)       (122)            8         (9)
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       17

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                       ALGER          ALGER                                          DREYFUS
                                                       AMERICAN     AMERICAN     DAVIS VA    DAVIS VA                 IP SMALL
                                                        MIDCAP       SMALL       FINANCIAL     REAL       DAVIS VA    CAP STOCK
                                                        GROWTH    CAPITALIZATION PORTFOLIO    ESTATE       VALUE        INDEX
                                                       PORTFOLIO   PORTFOLIO                PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -          18            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                        99            9         856          22        1,816       1,791
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                 (99)          (9)       (856)         (4)      (1,816)     (1,791)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                         443            -           -           -            -         561
    Realized gains (losses) on sales of investments,
net                                                            44          (4)       1,021          66        2,644       3,246
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     487          (4)       1,021          66        2,644       3,807
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         (464)           35     (3,521)          13        (250)       (514)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                    23           31     (2,500)          79        2,394       3,293
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                 $(76)           22     (3,356)          75          578       1,502
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       18

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                                    FRANKLIN    FRANKLIN     FRANKLIN
                                                                   AGGRESSIVE    GLOBAL     GROWTH AND                FRANKLIN
                                                       DREYFUS       GROWTH    COMMUNICATIONS INCOME      FRANKLIN     INCOME
                                                         STOCK     SECURITIES  SECURITIES   SECURITIES  HIGH INCOME  SECURITIES
                                                      INDEX FUND      FUND        FUND         FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                    $2,428            -       3,872      15,090       11,984      26,328
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     3,344            -       1,028       4,273        1,648       5,375
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                (916)            -       2,844      10,817       10,336      20,953
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -       4,866            -       2,243
    Realized gains (losses) on sales of investments,
net                                                         8,271            -    (12,137)         491         (49)       4,693
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   8,271            -    (12,137)       5,357         (49)       6,936
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                      (13,288)            -       5,077    (20,410)      (9,612)    (17,755)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                               (5,017)            -     (7,060)    (15,053)      (9,661)    (10,819)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from              $(5,933)            -     (4,216)     (4,236)          675      10,134
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       19

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                       FRANKLIN                             FRANKLIN     FRANKLIN
                                                       LARGE CAP                FRANKLIN     RISING     SMALL CAP    FRANKLIN
                                                        GROWTH      FRANKLIN      REAL      DIVIDENDS     VALUE      SMALL-MID
                                                      SECURITIES     MONEY       ESTATE    SECURITIES   SECURITIES   CAP VALUE
                                                         FUND     MARKET FUND     FUND        FUND         FUND         FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                    $2,188          461       6,912       6,422        1,720           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     2,782          324       3,791       5,585        1,897       2,394
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                (594)          137       3,121         837        (177)     (2,394)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -      28,856       4,160        1,357           -
    Realized gains (losses) on sales of investments,
net                                                         (511)            -      10,604       6,712        4,362       2,858
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   (511)            -      39,460      10,872        5,719       2,858
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                       (8,012)            -    (11,846)    (30,811)      (3,939)    (12,624)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                               (8,523)            -      27,614    (19,939)        1,780     (9,766)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from              $(9,117)          137      30,735    (19,102)        1,603    (12,160)
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       20

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)

                                                                                              J.P.         J.P.
                                                       FRANKLIN                 FRANKLIN     MORGAN     MORGAN U.S.    JENNISON
                                                         U.S.       FRANKLIN      ZERO     INTERNATIONAL LARGE CAP      20/20
                                                      GOVERNMENT  ZERO COUPON    COUPON    OPPORTUNITIES CORE EQUITY     FOCUS
                                                         FUND      FUND 2005    FUND 2010   PORTFOLIO    PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                   $21,686        4,153       3,485           5           12           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     4,138          740         659           5            8         888
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net               17,548        3,413       2,826           -            4       (888)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -          56           -            -           -
    Realized gains (losses) on sales of investments,
net                                                         (260)        (280)         135           2          (3)       1,205
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   (260)        (280)         191           2          (3)       1,205
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                      (11,896)      (3,142)     (1,551)        (22)         (31)       3,518
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                              (12,156)      (3,422)     (1,360)        (20)         (34)       4,723
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $5,392          (9)       1,466        (20)         (30)       3,835
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       21

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)

                                                       MUTUAL        MUTUAL    OPPENHEIMER OPPENHEIMER
                                                       DISCOVERY     SHARES      GLOBAL       HIGH     OPPENHEIMER   PIMCO VIT
                                                      SECURITIES   SECURITIES  SECURITIES    INCOME    MAIN STREET   ALL ASSET
                                                         FUND         FUND       FUND/VA     FUND/VA     FUND/VA     PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                    $6,209        6,231       2,455       2,873        2,451       2,101
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     3,638        4,973       2,126         395        1,675       1,153
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                2,571        1,258         329       2,478          776         948
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -        2,179           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                         6,493        9,446       4,187         306        1,866         333
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   6,493       11,625       4,187         306        1,866         333
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         7,858      (4,678)     (7,933)     (3,035)      (5,441)       3,075
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                14,351        6,947     (3,746)     (2,729)      (3,575)       3,408
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from               $16,922        8,205     (3,417)       (251)      (2,799)       4,356
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       22

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                                    PIMCO VIT                                        PIMCO VIT
                                                                    EMERGING    PIMCO VIT                           STOCKSPLUS
                                                       PIMCO VIT    MARKETS      GLOBAL     PIMCO VIT    PIMCO VIT  GROWTH AND
                                                       COMMODITY      BOND        BOND     HIGH YIELD  REAL RETURN    INCOME
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $7            9           7       5,845        2,657         139
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                         7            3           4       1,646        2,167         215
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                    -            6           3       4,199          490        (76)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                             1            -           -       1,084          373         720
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                       1            -           -       1,084          373         720
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                          (47)           40        (40)     (3,624)        3,137     (1,257)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                  (46)           40        (40)     (2,540)        3,510       (537)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                 $(46)           46        (37)       1,659        4,000       (613)
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       23

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                                                            SP
                                                                                            STRATEGIC   SP WILLIAM
                                                       PIMCO VIT    SELIGMAN    SELIGMAN    PARTNERS      BLAIR      TEMPLETON
                                                         TOTAL       GLOBAL     SMALL-CAP    FOCUSED   INTERNATIONAL   ASSET
                                                        RETURN     TECHNOLOGY     VALUE      GROWTH       GROWTH     STRATEGY
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO      FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                    $6,223            -           -           -           49         697
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     3,890           29       1,848         316          203         125
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                2,333         (29)     (1,848)       (316)        (154)         572
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -          999           -
    Realized gains (losses) on sales of investments,
net                                                           538        (400)       4,889         482          371         138
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     538        (400)       4,889         482        1,370         138
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         5,008          211    (22,723)       (556)      (1,710)     (1,099)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 5,546        (189)    (17,834)        (74)        (340)       (961)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $7,879        (218)    (19,682)       (390)        (494)       (389)
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       24

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                       TEMPLETON                TEMPLETON
                                                      DEVELOPING    TEMPLETON    GLOBAL     TEMPLETON                USAZ AIM
                                                        MARKETS     FOREIGN      INCOME      GROWTH      USAZ AIM   INTERNATIONAL
                                                      SECURITIES   SECURITIES  SECURITIES  SECURITIES  BASIC VALUE    EQUITY
                                                         FUND         FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                    $3,035        4,715       2,155       6,321            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     1,764        2,797         250       4,003        1,582         658
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                1,271        1,918       1,905       2,318      (1,582)       (658)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                         6,924        2,982         661       3,211        2,059       1,537
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   6,924        2,982         661       3,211        2,059       1,537
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         1,784     (10,603)     (4,124)     (7,747)      (2,546)       (990)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 8,708      (7,621)     (3,463)     (4,536)        (487)         547
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $9,979      (5,703)     (1,558)     (2,218)      (2,069)       (111)
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       25

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                                    USAZ
                                                                     DREYFUS       USAZ
                                                                    FOUNDERS     DREYFUS     USAZ        USAZ
                                                       USAZ DAVIS    EQUITY      PREMIER     FRANKLIN     FUSION        USAZ
                                                       NY VENTURE    GROWTH     SMALL CAP    SMALL CAP   BALANCED      FUSION
                                                          FUND        FUND      VALUE FUND  VALUE FUND     FUND     GROWTH FUND
                                                      ---------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                         $-           -            -           -           -            -
                                                      ---------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                      1,658         710          340       1,413          45           92
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
               Investment Income (loss), net               (1,658)       (710)        (340)     (1,413)        (45)         (92)
                                                      ---------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                            -           -            -           -           -            -
    Realized gains (losses) on sales of investments,
net                                                          1,121         794          362       1,694           2            4
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
               Realized gains (losses) on                    1,121         794          362       1,694           2            4
investments, net
                                                      ---------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                          2,224     (3,057)        (639)       1,085         204          348
                                                      ---------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                  3,345     (2,263)        (277)       2,779         206          352
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
 Net increase (decrease) in net assets from                 $1,687     (2,973)        (617)       1,366         161          260
operations
                                                      ---------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       26

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                        USAZ           USAZ      USAZ        USAZ LEGG                 USAZ
                                                        FUSION      JENNISON    JENNISON      MASON      USAZ LEGG     MONEY
                                                       MODERATE   20/20 FOCUS    GROWTH      GROWTH    MASON VALUE    MARKET
                                                        FUND         FUND         FUND        FUND        FUND         FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -           -            -       2,801
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                        93           13           8         470        1,028       2,517
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                 (93)         (13)         (8)       (470)      (1,028)         284
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                             6            9           4         680          492           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                       6            9           4         680          492           -
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                           417          135        (27)       (649)        (591)           -
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                   423          144        (23)          31         (99)           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                  $330          131        (31)       (439)      (1,127)         284
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       27

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                       USAZ           USAZ                  USAZ
                                                      OPPENHEIMER OPPENHEIMER   USAZ       OPPENHEIMER     USAZ
                                                       EMERGING     EMERGING   OPPENHEIMER INTERNATIONAOPPENHEIMER   USAZ PEA
                                                        GROWTH    TECHNOLOGIES   GLOBAL      GROWTH    MAIN STREET  RENAISSANCE
                                                         FUND         FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -           -            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     1,112          405         912         415          715       3,975
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net              (1,112)        (405)       (912)       (415)        (715)     (3,975)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                           796        (409)         366         514          148       8,625
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     796        (409)         366         514          148       8,625
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                       (7,043)      (3,773)       (461)     (1,317)        (368)    (48,048)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                               (6,247)      (4,182)        (95)       (803)        (220)    (39,423)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from              $(7,359)      (4,587)     (1,007)     (1,218)        (935)    (43,398)
operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       28

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                                                USAZ
                                                                      USAZ       SALOMON    USAZ VAN                 USAZ VAN
                                                                    SALOMON     BROTHERS     KAMPEN      USAZ VAN     KAMPEN
                                                                    BROTHERS    SMALL CAP  AGGRESSIVE     KAMPEN     EMERGING
                                                       USAZ PEA    LARGE CAP     GROWTH      GROWTH      COMSTOCK     GROWTH
                                                      VALUE FUND  GROWTH FUND     FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -           -            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                     2,114        1,355           4         860        3,732       1,506
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net              (2,114)      (1,355)         (4)       (860)      (3,732)     (1,506)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                         2,917          989           1       1,271        4,100       1,524
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   2,917          989           1       1,271        4,100       1,524
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                       (9,431)        (833)          75       (230)      (8,409)     (2,698)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                               (6,514)          156          76       1,041      (4,309)     (1,174)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from              $(8,628)      (1,199)          72         181      (8,041)     (2,680)
operations
                                                      --------------------------------------------------------------------------



                 See accompanying notes to financial statements
                                       29

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                       USAZ VAN     USAZ VAN    USAZ VAN                VAN KAMPEN
                                                        KAMPEN       KAMPEN      KAMPEN     USAZ VAN       LIT       VAN
                                                      EQUITY AND     GLOBAL    GROWTH AND  KAMPEN MID    EMERGING   KAMPEN LIT
                                                        INCOME     FRANCHISE     INCOME    CAP GROWTH     GROWTH    ENTERPRISE
                                                         FUND         FUND        FUND        FUND      PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment Income:
    Dividends reinvested in fund shares                        $-            -           -           -            1           2
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                       913        1,472       2,229         985           61           2
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment Income (loss), net                (913)      (1,472)     (2,229)       (985)         (60)           -
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                           -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
net                                                           291          946       2,843       1,600         (55)        (28)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     291          946       2,843       1,600         (55)        (28)
investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         1,221        4,006       2,127       2,178            8          27
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                 1,512        4,952       4,970       3,778         (47)         (1)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                  $599        3,480       2,741       2,793        (107)         (1)
operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                       30

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  (IN THOUSANDS)
                                                       VAN
                                                      KAMPEN LIT
                                                      GROWTH AND
                                                        INCOME      TOTAL ALL
                                                   PORTFOLIO FUNDS
                                                      -------------------------

 Investment Income:
    Dividends reinvested in fund shares                       $14      163,783
                                                      -------------------------

 Expenses:
    Mortality and expense risk and administrative
charges                                                        10      110,419
                                                      -------------------------
                                                      -------------------------
               Investment Income (loss), net                    4       53,364
                                                      -------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
funds                                                          31       45,751
    Realized gains (losses) on sales of investments,
net                                                            18      109,750
                                                      -------------------------
                                                      -------------------------
               Realized gains (losses) on                      49      155,501
investments, net
                                                      -------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                          (37)    (268,627)
                                                      -------------------------
               Total realized gains (losses) &
unrealized
                 appreciation (depreciation) on
investments                                                    12    (113,126)
                                                      -------------------------
                                                      -------------------------
 Net increase (decrease) in net assets from                   $16     (59,762)
operations
                                                      -------------------------


                 See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)

                                                          AIM V.I. CAPITAL                              AIM V.I. INTERNATIONAL
                                                         APPRECIATION FUND       AIM V.I. GROWTH FUND        GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(52)        (116)        (75)       (173)         (22)        (27)
      Realized gains (losses) on investments, net           (138)        (278)     (1,465)     (2,113)           12        (16)
      Net change in unrealized appreciation
        (depreciation) on investments                        (11)          682       1,403       2,970            7         546
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   (201)          288       (137)         684          (3)         503
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                         1            -           -           5            -           -
      Transfers between funds                               (331)        (533)       (547)       (957)         (80)       (167)
      Surrenders and terminations                           (311)        (694)     (1,110)     (1,139)        (100)       (106)
      Rescissions                                               -            -           -           -            -           -
      Bonus (recapture)                                         -          (1)           -           -            -           -
      Other transactions                                      (2)          (6)         (3)         (8)          (1)         (1)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                (643)      (1,234)     (1,660)     (2,099)        (181)       (274)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (844)        (946)     (1,797)     (1,415)        (184)         229
 Net assets at beginning of period                          6,470        7,416      10,946      12,361        2,731       2,502
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $5,626        6,470       9,149      10,946        2,547       2,731
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       32

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                                            ALGER AMERICAN
                                                          AIM V.I. PREMIER      ALGER AMERICAN GROWTH      LEVERAGED ALLCAP
                                                            EQUITY FUND               PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(69)        (116)        (47)       (157)         (29)        (69)
      Realized gains (losses) on investments, net           (126)        (403)       (927)     (1,405)        (542)       (951)
      Net change in unrealized appreciation
        (depreciation) on investments                          73          828         982       1,929          562       1,299
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   (122)          309           8         367          (9)         279
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                         -            -           -           -            -          46
      Transfers between funds                               (382)        (873)       (285)       (816)        (394)       (391)
      Surrenders and terminations                           (354)        (854)       (833)     (1,037)        (374)       (559)
      Rescissions                                               -            -           -           -            -           -
      Bonus (recapture)                                         -          (1)           -           -            -           -
      Other transactions                                      (2)          (5)         (3)         (6)          (2)         (4)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                (738)      (1,733)     (1,121)     (1,859)        (770)       (908)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (860)      (1,424)     (1,113)     (1,492)        (779)       (629)
 Net assets at beginning of period                          8,648       10,072      10,168      11,660        4,466       5,095
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $7,788        8,648       9,055      10,168        3,687       4,466
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       33

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                 ALGER AMERICAN SMALL
                                                        ALGER AMERICAN MIDCAP      CAPITALIZATION         DAVIS VA FINANCIAL
                                                          GROWTH PORTFOLIO            PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(99)        (216)         (9)        (19)        (856)     (1,051)
      Realized gains (losses) on investments, net             487          (1)         (4)         (3)        1,021       1,638
      Net change in unrealized appreciation
        (depreciation) on investments                       (464)        1,538          35         173      (3,521)       5,285
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                    (76)        1,321          22         151      (3,356)       5,872
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                         -            -           -           -       11,523      33,391
      Transfers between funds                               (693)      (1,011)        (47)        (53)      (4,763)       (718)
      Surrenders and terminations                           (709)      (1,992)        (59)       (163)      (1,930)     (3,026)
      Rescissions                                               -          (1)           -           -        (186)       (813)
      Bonus (recapture)                                         -          (2)           -           -          232         409
      Other transactions                                      (4)          (8)           -         (1)         (12)        (19)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions              (1,406)      (3,014)       (106)       (217)        4,864      29,224
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (1,482)      (1,693)        (84)        (66)        1,508      35,096
 Net assets at beginning of period                         12,515       14,208       1,103       1,169       89,662      54,566
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $11,033       12,515       1,019       1,103       91,170      89,662
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       34

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        DAVIS VA REAL ESTATE        DAVIS VA VALUE       DREYFUS IP SMALL CAP
                                                             PORTFOLIO                PORTFOLIO         STOCK INDEX PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $(4)           39     (1,816)     (1,894)      (1,791)     (1,687)
      Realized gains (losses) on investments, net              66          375       2,644       3,426        3,807       7,453
      Net change in unrealized appreciation
        (depreciation) on investments                          13          325       (250)      16,396        (514)      19,904
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      75          739         578      17,928        1,502      25,670
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                         -            -       1,853      45,568       32,578      72,840
      Transfers between funds                                  40        (621)     (7,897)     (6,991)      (4,408)       8,173
      Surrenders and terminations                            (73)        (289)     (3,771)     (8,334)      (3,449)     (4,008)
      Rescissions                                               -            -        (43)     (1,237)        (671)     (1,343)
      Bonus (recapture)                                         -          (1)           -         384          422         715
      Other transactions                                        -          (2)        (31)        (55)         (24)        (30)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                 (33)        (913)     (9,889)      29,335       24,448      76,347
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                             42        (174)     (9,311)      47,263       25,950     102,017
 Net assets at beginning of period                          2,851        3,025     206,291     159,028      187,943      85,926
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $2,893        2,851     196,980     206,291      213,893     187,943
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       35

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                                            FRANKLIN GLOBAL
                                                         DREYFUS STOCK INDEX     FRANKLIN AGGRESSIVE        COMMUNICATIONS
                                                                FUND           GROWTH SECURITIES FUND      SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(916)        (596)           -        (14)        2,844       (655)
      Realized gains (losses) on investments, net           8,271       11,447           -     (1,324)     (12,137)    (29,307)
      Net change in unrealized appreciation
        (depreciation) on investments                    (13,288)       15,620           -       1,296        5,077      47,337
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (5,933)       26,471           -        (42)      (4,216)      17,375
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    48,891      133,528           -           -        4,170       9,405
      Transfers between funds                            (23,821)        1,468           -     (2,838)      (6,240)     (2,959)
      Surrenders and terminations                         (8,523)     (12,186)           -       (135)      (8,528)    (17,313)
      Rescissions                                         (1,470)      (2,680)           -           -        (120)       (286)
      Bonus (recapture)                                       575        1,339           -           -           80         107
      Other transactions                                     (47)         (68)           -         (1)         (55)       (119)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               15,605      121,401           -     (2,974)     (10,693)    (11,165)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          9,672      147,872           -     (3,016)     (14,909)       6,210
 Net assets at beginning of period                        375,897      228,025           -       3,016      152,822     146,612
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $385,569      375,897           -           -      137,913     152,822
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       36

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                         FRANKLIN GROWTH AND     FRANKLIN HIGH INCOME       FRANKLIN INCOME
                                                       INCOME SECURITIES FUND           FUND               SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                       $10,817        5,582      10,336       7,690       20,953       9,040
      Realized gains (losses) on investments, net           5,357      (3,826)        (49)     (3,123)        6,936       4,390
      Net change in unrealized appreciation
        (depreciation) on investments                    (20,410)       45,179     (9,612)       9,553     (17,755)      55,415
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (4,236)       46,935         675      14,120       10,134      68,845
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    34,686       74,401      23,827      48,996      108,689     120,894
      Transfers between funds                             (2,620)      (1,454)    (17,942)    (12,598)       19,787      21,406
      Surrenders and terminations                        (35,301)     (71,895)    (10,613)    (23,769)     (40,211)    (68,641)
      Rescissions                                         (1,182)      (1,798)       (422)     (1,118)      (1,919)     (2,446)
      Bonus (recapture)                                       591        1,070         321         775        1,155       1,311
      Other transactions                                    (118)        (228)        (30)        (59)        (112)       (205)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions              (3,944)           96     (4,859)      12,227       87,389      72,319
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (8,180)       47,031     (4,184)      26,347       97,523     141,164
 Net assets at beginning of period                        563,821      516,790     209,279     182,932      661,455     520,291
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $555,641      563,821     205,095     209,279      758,978     661,455
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       37

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                         FRANKLIN LARGE CAP     FRANKLIN MONEY MARKET    FRANKLIN REAL ESTATE
                                                       GROWTH SECURITIES FUND           FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(594)      (2,992)         137       (411)        3,121         418
      Realized gains (losses) on investments, net           (511)      (2,086)           -           -       39,460      11,585
      Net change in unrealized appreciation
        (depreciation) on investments                     (8,012)       23,481           -           -     (11,846)      71,123
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (9,117)       18,403         137       (411)       30,735      83,126
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    46,199       92,477           1          65       65,435     112,229
      Transfers between funds                             (4,326)        6,468     (2,608)     (5,749)      (2,700)      16,274
      Surrenders and terminations                        (16,256)     (27,469)     (5,073)    (11,289)     (15,441)    (22,315)
      Rescissions                                         (1,213)      (1,991)           -           -      (1,646)     (3,011)
      Bonus (recapture)                                       598        1,049           -           -        1,115       1,448
      Other transactions                                     (53)         (94)        (12)        (28)         (59)        (93)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               24,949       70,440     (7,692)    (17,001)       46,704     104,532
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         15,832       88,843     (7,555)    (17,412)       77,439     187,658
 Net assets at beginning of period                        330,333      241,490      50,808      68,220      419,936     232,278
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $346,165      330,333      43,253      50,808      497,375     419,936
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       38

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                           FRANKLIN RISING
                                                        DIVIDENDS SECURITIES      FRANKLIN SMALL CAP    FRANKLIN SMALL-MID CAP
                                                                FUND            VALUE SECURITIES FUND         VALUE FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                          $837      (5,258)       (177)     (2,043)      (2,394)     (4,501)
      Realized gains (losses) on investments, net          10,872       18,003       5,719       4,547        2,858       4,230
      Net change in unrealized appreciation
        (depreciation) on investments                    (30,811)       39,049     (3,939)      25,429     (12,624)      26,576
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                (19,102)       51,794       1,603      27,933     (12,160)      26,305
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    77,005      154,365      33,880      52,565       20,680      52,837
      Transfers between funds                               4,919       16,598         721      20,354     (11,757)     (6,300)
      Surrenders and terminations                        (27,517)     (50,198)     (6,427)     (7,986)     (15,862)    (26,723)
      Rescissions                                         (1,816)      (3,710)       (910)     (1,035)        (516)     (1,532)
      Bonus (recapture)                                       972        1,950         554         696          323         678
      Other transactions                                     (99)        (175)        (24)        (38)         (54)       (109)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               53,464      118,830      27,794      64,556      (7,186)      18,851
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         34,362      170,624      29,397      92,489     (19,346)      45,156
 Net assets at beginning of period                        652,269      481,645     189,938      97,449      308,650     263,494
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $686,631      652,269     219,335     189,938      289,304     308,650
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       39

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                            FRANKLIN U.S.        FRANKLIN ZERO COUPON    FRANKLIN ZERO COUPON
                                                          GOVERNMENT FUND             FUND 2005               FUND 2010
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                       $17,548       16,184       3,413       2,879        2,826       2,135
      Realized gains (losses) on investments, net           (260)        (885)       (280)       (367)          191         292
      Net change in unrealized appreciation
        (depreciation) on investments                    (11,896)      (6,225)     (3,142)     (3,242)      (1,551)       (282)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   5,392        9,074         (9)       (730)        1,466       2,145
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    45,947      107,046      10,724      26,511        7,813      17,554
      Transfers between funds                            (13,938)     (33,033)         741     (5,177)        2,263     (5,724)
      Surrenders and terminations                        (26,205)     (55,326)     (3,178)     (8,623)      (3,066)     (6,775)
      Rescissions                                           (859)      (2,577)       (331)       (684)        (206)       (732)
      Bonus (recapture)                                       711        1,408         233         433          118         282
      Other transactions                                     (79)        (175)        (11)        (21)         (11)        (22)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                5,577       17,343       8,178      12,439        6,911       4,583
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         10,969       26,417       8,169      11,709        8,377       6,728
 Net assets at beginning of period                        495,079      468,662      82,612      70,903       74,368      67,640
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $506,048      495,079      90,781      82,612       82,745      74,368
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       40

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)

                                                           J.P. MORGAN              J.P. MORGAN U.S.
                                                           INTERNATIONAL        LARGE CAP CORE EQUITY    JENNISON 20/20 FOCUS
                                                      OPPORTUNITIES PORTFOLIO         PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-          (6)           4        (10)        (888)       (981)
      Realized gains (losses) on investments, net               2          (5)         (3)        (13)        1,205         851
      Net change in unrealized appreciation
        (depreciation) on investments                        (22)           98        (31)         100        3,518       8,200
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                    (20)           87        (30)          77        3,835       8,070
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                         -            -           -           -       18,758      40,110
      Transfers between funds                                (17)          (2)        (12)        (39)        7,213       5,433
      Surrenders and terminations                            (15)         (33)        (62)       (105)      (1,932)     (1,501)
      Rescissions                                               -            -           -           -        (330)     (1,135)
      Bonus  (recapture)                                        -            -           -           -          267         463
      Other transactions                                        -            -           -         (1)         (10)        (10)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                 (32)         (35)        (74)       (145)       23,966      43,360
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                           (52)           52       (104)        (68)       27,801      51,430
 Net assets at beginning of period                            615          563       1,049       1,117       83,106      31,676
                                                      --------------------------------------------------------------------------
 Net assets at end of period                                 $563          615         945       1,049      110,907      83,106
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       41

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                          MUTUAL DISCOVERY          MUTUAL SHARES         OPPENHEIMER GLOBAL
                                                          SECURITIES FUND          SECURITIES FUND        SECURITIES FUND/VA
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $2,571      (1,785)       1,258     (3,814)          329     (1,375)
      Realized gains (losses) on investments, net           6,493        7,121      11,625      13,067        4,187       4,609
      Net change in unrealized appreciation
        (depreciation) on investments                       7,858       44,055     (4,678)      44,388      (7,933)      29,454
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  16,922       49,391       8,205      53,641      (3,417)      32,688
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    63,158      102,048      91,385     126,474        2,308      60,150
      Transfers between funds                              18,186       11,050      16,112       2,818     (10,718)    (10,057)
      Surrenders and terminations                        (15,836)     (29,037)    (30,975)    (53,376)      (5,274)     (8,160)
      Rescissions                                         (1,371)      (1,743)     (1,663)     (1,974)        (118)     (1,533)
      Bonus (recapture)                                       809          989       1,014       1,221         (10)         574
      Other transactions                                     (55)         (84)        (83)       (150)         (36)        (59)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               64,891       83,223      75,790      75,013     (13,848)      40,915
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         81,813      132,614      83,995     128,654     (17,265)      73,603
 Net assets at beginning of period                        385,579      252,965     571,473     442,819      242,223     168,620
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $467,392      385,579     655,468     571,473      224,958     242,223
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       42

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                          OPPENHEIMER HIGH         OPPENHEIMER MAIN       PIMCO VIT ALL ASSET
                                                           INCOME FUND/VA          STREET FUND/VA             PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $2,478        2,290         776     (1,883)          948       1,939
      Realized gains (losses) on investments, net             306          719       1,866       2,381          333         358
      Net change in unrealized appreciation
        (depreciation) on investments                     (3,035)          179     (5,441)      11,628        3,075       2,335
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   (251)        3,188     (2,799)      12,126        4,356       4,632
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                     1,002       14,064       1,942      46,595       57,501      51,397
      Transfers between funds                             (7,555)     (17,050)     (9,088)     (9,875)       26,881      35,326
      Surrenders and terminations                         (1,357)      (4,654)     (4,488)     (9,631)      (1,836)       (466)
      Rescissions                                            (41)        (844)        (89)     (1,595)        (852)       (671)
      Bonus (recapture)                                         2          137           -         551          808         695
      Other transactions                                      (7)         (11)        (35)        (62)          (7)         (2)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions              (7,956)      (8,358)    (11,758)      25,983       82,495      86,279
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (8,207)      (5,170)    (14,557)      38,109       86,851      90,911
 Net assets at beginning of period                         49,485       54,655     189,299     151,190       90,911           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $41,278       49,485     174,742     189,299      177,762      90,911
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       43

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                         PIMCO VIT COMMODITY      PIMCO VIT EMERGING     PIMCO VIT GLOBAL BOND
                                                             PORTFOLIO         MARKETS BOND PORTFOLIO         PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                            $-            -           6           -            3           -
      Realized gains (losses) on investments, net               1            -           -           -            -           -
      Net change in unrealized appreciation
        (depreciation) on investments                        (47)            -          40           -         (40)           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                    (46)            -          46           -         (37)           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                     1,897            -         827           -        1,296           -
      Transfers between funds                               4,054            -       2,276           -        1,561           -
      Surrenders and terminations                             (3)            -           -           -           76           -
      Rescissions                                            (71)            -        (12)           -         (12)           -
      Bonus (recapture)                                        23            -          26           -           28           -
      Other transactions                                        -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                5,900            -       3,117           -        2,949           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          5,854            -       3,163           -        2,912           -
 Net assets at beginning of period                              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $5,854            -       3,163           -        2,912           -
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       44

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                                         PIMCO VIT STOCKSPLUS
                                                        PIMCO VIT HIGH YIELD    PIMCO VIT REAL RETURN     GROWTH AND INCOME
                                                             PORTFOLIO                PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $4,199        6,725         490     (1,019)         (76)        (32)
      Realized gains (losses) on investments, net           1,084        1,595         373       6,497          720         786
      Net change in unrealized appreciation
        (depreciation) on investments                     (3,624)        2,913       3,137       3,255      (1,257)       1,451
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   1,659       11,233       4,000       8,733        (613)       2,205
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    26,337       65,616      62,694     145,288          230       1,110
      Transfers between funds                            (10,898)        4,433       7,576       2,311      (2,826)     (2,284)
      Surrenders and terminations                         (5,313)     (10,770)     (6,383)     (4,536)        (673)     (1,449)
      Rescissions                                           (503)      (1,922)     (1,539)     (2,347)            -        (33)
      Bonus (recapture)                                       367          796         781       1,790            1           1
      Other transactions                                     (20)         (30)        (20)        (16)          (5)        (11)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                9,970       58,123      63,109     142,490      (3,273)     (2,666)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         11,629       69,356      67,109     151,223      (3,886)       (461)
 Net assets at beginning of period                        182,237      112,881     204,910      53,687       26,672      27,133
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $193,866      182,237     272,019     204,910       22,786      26,672
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       45

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       PIMCO VIT TOTAL RETURN      SELIGMAN GLOBAL        SELIGMAN SMALL-CAP
                                                             PORTFOLIO          TECHNOLOGY PORTFOLIO       VALUE PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $2,333          335        (29)        (70)      (1,848)     (3,849)
      Realized gains (losses) on investments, net             538        7,220       (400)       (301)        4,889       8,017
      Net change in unrealized appreciation
        (depreciation) on investments                       5,008        3,303         211         447     (22,723)      26,015
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   7,879       10,858       (218)          76     (19,682)      30,183
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    52,006      121,644           -           -        1,831      46,544
      Transfers between funds                               5,354     (24,659)       (590)       (423)     (16,394)    (13,565)
      Surrenders and terminations                        (12,711)     (22,202)       (151)       (252)      (5,339)     (8,456)
      Rescissions                                         (1,020)      (3,527)           -           -         (49)     (1,460)
      Bonus (recapture)                                       629        1,412           -           -          (1)         506
      Other transactions                                     (56)        (121)         (1)         (2)         (35)        (64)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               44,202       72,547       (742)       (677)     (19,987)      23,505
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         52,081       83,405       (960)       (601)     (39,669)      53,688
 Net assets at beginning of period                        409,277      325,872       3,959       4,560      224,465     170,777
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $461,358      409,277       2,999       3,959      184,796     224,465
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       46

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        SP STRATEGIC PARTNERS      SP WILLIAM BLAIR
                                                           FOCUSED GROWTH       INTERNATIONAL GROWTH        TEMPLETON ASSET
                                                             PORTFOLIO                PORTFOLIO             STRATEGY FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(316)        (367)       (154)       (379)          572         309
      Realized gains (losses) on investments, net             482          295       1,370         976          138        (64)
      Net change in unrealized appreciation
        (depreciation) on investments                       (556)        2,426     (1,710)       1,860      (1,099)       2,304
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   (390)        2,354       (494)       2,457        (389)       2,549
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                     9,934        9,392         460       8,501            -           -
      Transfers between funds                             (5,281)        6,739     (1,657)     (3,955)        (185)       (468)
      Surrenders and terminations                           (382)        (678)       (436)       (989)      (1,706)     (2,950)
      Rescissions                                           (187)        (295)         (3)       (614)            -           -
      Bonus (recapture)                                       246          142         (3)         116            -           -
      Other transactions                                      (3)          (4)         (3)         (9)          (4)         (8)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                4,327       15,296     (1,642)       3,050      (1,895)     (3,426)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          3,937       17,650     (2,136)       5,507      (2,284)       (877)
 Net assets at beginning of period                         31,717       14,067      22,395      16,888       19,700      20,577
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $35,654       31,717      20,259      22,395       17,416      19,700
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       47

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        TEMPLETON DEVELOPING      TEMPLETON FOREIGN        TEMPLETON GLOBAL
                                                      MARKETS SECURITIES FUND      SECURITIES FUND      INCOME SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $1,271          179       1,918     (1,141)        1,905       3,584
      Realized gains (losses) on investments, net           6,924        6,522       2,982     (1,176)          661       1,109
      Net change in unrealized appreciation
        (depreciation) on investments                       1,784       23,535    (10,603)      54,670      (4,124)        (46)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   9,979       30,236     (5,703)      52,353      (1,558)       4,647
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    24,436       40,015      28,491      39,602            -           3
      Transfers between funds                              11,890       14,790         110       3,595        (614)       (492)
      Surrenders and terminations                         (7,896)     (10,796)    (19,491)    (35,920)      (2,733)     (5,627)
      Rescissions                                           (407)      (1,385)       (541)       (824)            -        (10)
      Bonus (recapture)                                       414          576         403         420            -           -
      Other transactions                                     (34)         (48)        (80)       (154)          (9)        (18)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               28,403       43,152       8,892       6,719      (3,356)     (6,144)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         38,382       73,388       3,189      59,072      (4,914)     (1,497)
 Net assets at beginning of period                        183,668      110,280     365,141     306,069       38,359      39,856
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $222,050      183,668     368,330     365,141       33,445      38,359
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       48

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                          TEMPLETON GROWTH       USAZ AIM BASIC VALUE   USAZ AIM INTERNATIONAL
                                                          SECURITIES FUND               FUND                 EQUITY FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $2,318      (1,290)     (1,582)     (2,399)        (658)       (642)
      Realized gains (losses) on investments, net           3,211        (196)       2,059       2,338        1,537       1,003
      Net change in unrealized appreciation
        (depreciation) on investments                     (7,747)       58,847     (2,546)      12,347        (990)       7,162
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (2,218)       57,361     (2,069)      12,286        (111)       7,523
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    81,786       94,162      16,460      74,581       17,767      20,062
      Transfers between funds                               7,327        6,645     (6,600)     (4,236)        8,187       8,656
      Surrenders and terminations                        (28,456)     (52,525)     (4,249)     (4,383)      (1,520)     (1,231)
      Rescissions                                         (1,760)      (1,697)       (224)     (2,006)        (459)       (601)
      Bonus (recapture)                                       946          924         242         954          333         292
      Other transactions                                     (84)        (158)        (22)        (30)          (7)         (7)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               59,759       47,351       5,607      64,880       24,301      27,171
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         57,541      104,712       3,538      77,166       24,190      34,694
 Net assets at beginning of period                        478,645      373,933     167,732      90,566       56,469      21,775
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $536,186      478,645     171,270     167,732       80,659      56,469
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       49

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        USAZ DAVIS NY VENTURE   USAZ DREYFUS FOUNDERS    USAZ DREYFUS PREMIER
                                                                FUND             EQUITY GROWTH FUND      SMALL CAP VALUE FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      $(1,658)      (1,326)       (710)     (1,148)        (340)       (163)
      Realized gains (losses) on investments, net           1,121        1,138         794         715          362         371
      Net change in unrealized appreciation
        (depreciation) on investments                       2,224       10,019     (3,057)       4,343        (639)       3,898
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   1,687        9,831     (2,973)       3,910        (617)       4,106
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    54,660       86,728      13,061      26,043       12,025      20,229
      Transfers between funds                              10,547       10,130     (4,227)     (3,239)          712       6,671
      Surrenders and terminations                         (4,187)      (4,014)     (1,737)     (2,435)        (484)       (226)
      Rescissions                                         (1,199)      (1,849)       (323)       (537)        (249)       (342)
      Bonus (recapture)                                       639        1,080         151         303          224         294
      Other transactions                                     (16)         (18)        (11)        (18)          (3)         (1)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               60,444       92,057       6,914      20,117       12,225      26,625
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         62,131      101,888       3,941      24,027       11,608      30,731
 Net assets at beginning of period                        149,818       47,930      75,508      51,481       30,731           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $211,949      149,818      79,449      75,508       42,339      30,731
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       50

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                         USAZ FRANKLIN SMALL     USAZ FUSION BALANCED     USAZ FUSION GROWTH
                                                           CAP VALUE FUND               FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      $(1,413)      (1,220)        (45)           -         (92)           -
      Realized gains (losses) on investments, net           1,694          963           2           -            4           -
      Net change in unrealized appreciation
        (depreciation) on investments                       1,085       15,106         204           -          348           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   1,366       14,849         161           -          260           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    49,404       68,765      12,769           -       27,296           -
      Transfers between funds                               2,277       20,628      14,940           -       34,396           -
      Surrenders and terminations                         (2,804)      (1,983)        (57)           -         (59)           -
      Rescissions                                         (1,056)      (1,447)        (87)           -        (463)           -
      Bonus  (recapture)                                      790          868         194           -          507           -
      Other transactions                                     (13)          (8)           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               48,598       86,823      27,759           -       61,677           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         49,964      101,672      27,920           -       61,937           -
 Net assets at beginning of period                        127,319       25,647           -           -            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $177,283      127,319      27,920           -       61,937           -
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       51

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        USAZ FUSION MODERATE     USAZ JENNISON 20/20     USAZ JENNISON GROWTH
                                                                FUND                 FOCUS FUND                  FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         $(93)            -        (13)           -          (8)           -
      Realized gains (losses) on investments, net               6            -           9           -            4           -
      Net change in unrealized appreciation
        (depreciation) on investments                         417            -         135           -         (27)           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     330            -         131           -         (31)           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    27,100            -       1,725           -          903           -
      Transfers between funds                              35,021            -       8,258           -        5,194           -
      Surrenders and terminations                            (30)            -         (7)           -          (7)           -
      Rescissions                                           (211)            -         (9)           -            -           -
      Bonus (recapture)                                       392            -          21           -            9           -
      Other transactions                                        -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               62,272            -       9,988           -        6,099           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         62,602            -      10,119           -        6,068           -
 Net assets at beginning of period                              -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $62,602            -      10,119           -        6,068           -
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       52

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       USAZ LEGG MASON GROWTH   USAZ LEGG MASON VALUE
                                                                FUND                    FUND            USAZ MONEY MARKET FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(470)        (782)     (1,028)       (674)          284     (2,656)
      Realized gains (losses) on investments, net             680          532         492         575            -           -
      Net change in unrealized appreciation
        (depreciation) on investments                       (649)        2,667       (591)       8,149            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   (439)        2,417     (1,127)       8,050          284     (2,656)
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                     4,701       20,762      50,419      33,335      179,402     367,103
      Transfers between funds                               (206)      (3,447)      21,287       7,253    (115,867)   (275,485)
      Surrenders and terminations                         (1,079)      (1,039)     (2,326)     (2,104)     (17,940)    (34,977)
      Rescissions                                            (50)        (448)     (1,011)       (987)      (6,255)    (10,162)
      Bonus (recapture)                                        85          322         687         632        2,607       5,237
      Other transactions                                      (7)         (10)        (11)        (12)         (29)        (54)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                3,444       16,140      69,045      38,117       41,918      51,662
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          3,005       18,557      67,918      46,167       42,202      49,006
 Net assets at beginning of period                         49,005       30,448      78,239      32,072      229,969     180,963
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $52,010       49,005     146,157      78,239      272,171     229,969
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       53

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                   USAZ OPPENHEIMER
                                                          USAZ OPPENHEIMER      EMERGING TECHNOLOGIES      USAZ OPPENHEIMER
                                                        EMERGING GROWTH FUND            FUND                 GLOBAL FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      $(1,112)      (1,805)       (405)       (775)        (912)       (461)
      Realized gains (losses) on investments, net             796        1,394       (409)         696          366         (3)
      Net change in unrealized appreciation
        (depreciation) on investments                     (7,043)        6,385     (3,773)     (2,690)        (461)       8,991
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (7,359)        5,974     (4,587)     (2,769)      (1,007)       8,527
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    15,473       63,018       4,353      17,535       34,222      61,549
      Transfers between funds                            (11,450)      (9,417)     (4,940)     (5,108)        2,373       7,587
      Surrenders and terminations                         (2,093)      (2,934)       (822)     (1,372)      (1,153)       (359)
      Rescissions                                           (197)      (1,376)        (46)       (529)        (558)       (726)
      Bonus  (recapture)                                      314          886          86         220          524         806
      Other transactions                                     (16)         (18)         (6)        (12)          (5)           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                2,031       50,159     (1,375)      10,734       35,403      68,857
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (5,328)       56,133     (5,962)       7,965       34,396      77,384
 Net assets at beginning of period                        121,339       65,206      47,555      39,590       77,384           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $116,011      121,339      41,593      47,555      111,780      77,384
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       54

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                          USAZ OPPENHEIMER
                                                        INTERNATIONAL GROWTH    USAZ OPPENHEIMER MAIN    USAZ PEA RENAISSANCE
                                                                FUND                 STREET FUND                 FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(415)        (388)       (715)        (60)      (3,975)     (6,296)
      Realized gains (losses) on investments, net             514          321         148          79        8,625      13,267
      Net change in unrealized appreciation
        (depreciation) on investments                     (1,317)        3,981       (368)       3,879     (48,048)      37,393
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (1,218)        3,914       (935)       3,898     (43,398)      44,364
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    10,940       19,179      22,762      53,445       53,828     162,114
      Transfers between funds                               (211)          895       (622)       6,924     (39,668)       5,829
      Surrenders and terminations                           (651)        (732)     (1,069)       (318)      (8,842)    (14,145)
      Rescissions                                           (301)        (435)       (523)       (677)      (1,184)     (3,116)
      Bonus (recapture)                                       217          291         359         797          746       1,673
      Other transactions                                      (4)          (5)         (4)           -         (55)        (88)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                9,990       19,193      20,903      60,171        4,825     152,267
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          8,772       23,107      19,968      64,069     (38,573)     196,631
 Net assets at beginning of period                         37,771       14,664      64,069           -      450,406     253,775
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $46,543       37,771      84,037      64,069      411,833     450,406
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       55

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                USAZ SALOMON BROTHERS    USAZ SALOMON BROTHERS
                                                         USAZ PEA VALUE FUND    LARGE CAP GROWTH FUND   SMALL CAP GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      $(2,114)      (2,411)     (1,355)     (1,896)          (4)           -
      Realized gains (losses) on investments, net           2,917        5,624         989         753            1           -
      Net change in unrealized appreciation
        (depreciation) on investments                     (9,431)       16,879       (833)       4,818           75           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                 (8,628)       20,092     (1,199)       3,675           72           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    40,559      106,572      23,348      69,754          756           -
      Transfers between funds                            (21,969)       20,978     (1,860)       (420)        3,187           -
      Surrenders and terminations                         (4,201)      (5,103)     (3,368)     (3,851)          (3)           -
      Rescissions                                         (1,340)      (2,371)       (401)     (2,178)          (3)           -
      Bonus (recapture)                                       702        1,251         400       1,032            9           -
      Other transactions                                     (24)         (43)        (16)        (21)            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               13,727      121,284      18,103      64,316        3,946           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          5,099      141,376      16,904      67,991        4,018           -
 Net assets at beginning of period                        225,711       84,335     134,211      66,220            -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $230,810      225,711     151,115     134,211        4,018           -
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       56

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                           USAZ VAN KAMPEN         USAZ VAN KAMPEN          USAZ VAN KAMPEN
                                                       AGGRESSIVE GROWTH FUND       COMSTOCK FUND        EMERGING GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(860)      (1,286)     (3,732)     (3,948)      (1,506)     (2,513)
      Realized gains (losses) on investments, net           1,271        1,863       4,100       3,575        1,524       1,365
      Net change in unrealized appreciation
        (depreciation) on investments                       (230)        7,982     (8,409)      43,020      (2,698)       8,398
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     181        8,559     (8,041)      42,647      (2,680)       7,250
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    11,035       33,484      71,567     132,494       18,843      56,641
      Transfers between funds                             (5,035)        3,626     (2,338)      14,210      (7,658)     (7,092)
      Surrenders and terminations                         (2,267)      (3,660)     (8,581)    (11,656)      (4,481)     (5,730)
      Rescissions                                           (207)        (979)     (1,484)     (2,502)        (383)     (1,465)
      Bonus (recapture)                                       242          509         974       1,476          308         668
      Other transactions                                     (12)         (17)        (50)        (69)         (20)        (34)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                3,756       32,963      60,088     133,953        6,609      42,988
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          3,937       41,522      52,047     176,600        3,929      50,238
 Net assets at beginning of period                         90,272       48,750     378,088     201,488      159,680     109,442
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $94,209       90,272     430,135     378,088      163,609     159,680
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       57

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       USAZ VAN KAMPEN EQUITY      USAZ VAN KAMPEN      USAZ VAN KAMPEN GROWTH
                                                          AND INCOME FUND       GLOBAL FRANCHISE FUND      AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(913)        (101)     (1,472)     (1,242)      (2,229)     (2,706)
      Realized gains (losses) on investments, net             291           23         946         612        2,843       3,855
      Net change in unrealized appreciation
        (depreciation) on investments                       1,221        5,232       4,006       9,507        2,127      20,820
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     599        5,154       3,480       8,877        2,741      21,969
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    35,570       46,075      44,840      69,076       32,702      74,754
      Transfers between funds                               8,154       31,213      30,324      22,942        2,317     (7,774)
      Surrenders and terminations                         (2,555)        (729)     (2,925)     (2,285)      (5,143)     (6,934)
      Rescissions                                           (783)        (819)       (731)     (1,356)        (799)     (1,572)
      Bonus (recapture)                                       444          567         605         847          464         929
      Other transactions                                      (4)          (1)        (12)         (8)         (30)        (46)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               40,826       76,306      72,101      89,216       29,511      59,357
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         41,425       81,460      75,581      98,093       32,252      81,326
 Net assets at beginning of period                         81,460            -     122,121      24,028      227,029     145,703
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $122,885       81,460     197,702     122,121      259,281     227,029
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                       58

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                    VAN KAMPEN LIT
                                                         USAZ VAN KAMPEN MID       EMERGING GROWTH          VAN KAMPEN LIT
                                                          CAP GROWTH FUND             PORTFOLIO          ENTERPRISE PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2005         2004        2005        2004         2005        2004
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $(985)      (1,232)        (60)       (134)            -         (4)
      Realized gains (losses) on investments, net           1,600        4,326        (55)       (241)         (28)        (27)
      Net change in unrealized appreciation
        (depreciation) on investments                       2,178        8,552           8         714           27          34
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   2,793       11,646       (107)         339          (1)           3
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products
      Purchase payments                                    26,893       29,664          15          35            -           -
      Transfers between funds                               7,700      (1,780)       (493)       (966)         (38)        (20)
      Surrenders and terminations                         (2,442)      (2,297)       (182)       (678)          (5)        (19)
      Rescissions                                           (806)        (605)           -           -            -           -
      Bonus (recapture)                                       576          375           -         (2)            -           -
      Other transactions                                     (12)         (16)         (2)         (4)            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions               31,909       25,341       (662)     (1,615)         (43)        (39)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         34,702       36,987       (769)     (1,276)         (44)        (36)
 Net assets at beginning of period                         89,260       52,273       7,455       8,731          269         305
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $123,962       89,260       6,686       7,455          225         269
                                                      --------------------------------------------------------------------------



                 See accompanying notes to financial statements
                                       59

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)
(Unaudited)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005
  AND FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        VAN KAMPEN LIT GROWTH
                                                        AND INCOME PORTFOLIO       TOTAL ALL FUNDS
                                                      -------------------------------------------------
                                                         2005         2004        2005        2004
                                                      -------------------------------------------------
 Increase (decrease) in net assets:
    Operations:

      Investment income (loss), net                            $4         (10)      53,364    (18,946)

      Realized gains (losses) on investments, net              49           43     155,501     126,826
      Net change in unrealized appreciation

        (depreciation) on investments                        (37)          136   (268,627)     971,323
                                                      -------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      16          169    (59,762)   1,079,203
                                                      -------------------------------------------------

    Contract Transactions-All Products

      Purchase payments                                         -            -   2,017,579   3,880,435

      Transfers between funds                                (43)        (202)    (62,952)   (139,595)

      Surrenders and terminations                            (84)        (294)   (475,999)   (812,445)

      Rescissions                                               -            -    (45,420)    (89,688)

      Bonus (recapture)                                         -            -      28,601      47,669

      Other transactions                                        -          (1)     (1,826)     (3,143)
                                                      -------------------------------------------------
        Net increase (decrease) in net assets
        resulting from contract transactions                (127)        (497)   1,459,983   2,883,233
                                                      -------------------------------------------------
 Increase (decrease) in net assets                          (111)        (328)
                                                                                 1,400,221   3,962,436

 Net assets at beginning of period                          1,313        1,641  12,196,129   8,233,693
                                                      -------------------------------------------------

 Net assets at end of period                               $1,202        1,313  13,596,350  12,196,129
                                                      -------------------------------------------------


                 See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
June 30, 2005
(Unaudited)

1.  ORGANIZATION

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life may conduct.

The Variable Account's sub-accounts invest, at net asset values, in one or more of select portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Davis Variable Account Fund, Inc., Dreyfus Service Corporation, Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds), J.P. Morgan Series Trust II, Oppenheimer Variable Account Funds, Pacific Investment Management Company, Prudential Investments Fund Management, LLC, Seligman Portfolios, Inc., USAllianz Advisers, LLC, Van Kampen Life Investment Trust and William Blair & Company LLC, in accordance with the selection made by the contract owner. Not all portfolios are available as investment options for the products which comprise the Variable Account. The investment advisers and Specialist Manager for each portfolio are listed in the following table.


     PORTFOLIO                                            INVESTMENT ADVISER                     SPECIALIST MANAGER \ ADVISER
     ---------                                            ------------------                     ----------------------------
     AIM V.I. Capital Appreciation Fund                   AIM Advisors, Inc.                     N\A
     AIM V.I. Growth Fund                                 AIM Advisors, Inc.                     N\A
     AIM V.I. International Growth Fund                   AIM Advisors, Inc.                     N\A
     AIM V.I. Premier Equity Fund                         AIM Advisors, Inc.                     N\A
     Alger American Growth Portfolio                      Fred Alger Management, Inc.            N\A
     Alger American Leveraged AllCap Portfolio            Fred Alger Management, Inc.            N\A
     Alger American MidCap Growth Portfolio               Fred Alger Management, Inc.            N\A
     Alger American Small Capitalization Portfolio        Fred Alger Management, Inc.            N\A
     Davis VA Financial Portfolio                         Davis Selected Advisers, LP            N\A
     Davis VA Real Estate Portfolio                       Davis Selected Advisers, LP            N\A
     Davis VA Value Portfolio                             Davis Selected Advisers, LP            N\A
     Dreyfus IP Small Cap Stock Index Portfolio*          The Dreyfus Corporation                N\A
     Dreyfus Stock Index Fund*                            The Dreyfus Corporation                N\A
     Franklin Aggressive Growth Securities Fund           Franklin Advisory Services, LLC        N\A
     Franklin Global Communications Securities Fund*      Franklin Advisers, Inc.                N\A
     Franklin Growth and Income Securities Fund *         Franklin Advisers, Inc.                N\A
     Franklin High Income Fund*                           Franklin Advisers, Inc.                N\A
     Franklin Income Securities Fund*                     Franklin Advisers, Inc.                N\A
     Franklin Large Cap Growth Securities Fund*           Franklin Advisers, Inc.                N\A
     Franklin Money Market Fund*                          Franklin Advisers, Inc.                N\A
     Franklin Real Estate Fund*                           Franklin Advisers, Inc.                N\A
     Franklin Rising Dividends Securities Fund*           Franklin Advisory Services, LLC        N\A
     Franklin Small-Mid Cap Value Fund *                  Franklin Advisers, Inc.                N\A
     Franklin Small Cap Value Securities Fund*            Franklin Advisory Services, LLC        N\A
     Franklin U.S. Government Fund *                      Franklin Advisory Services, LLC        N\A
     Franklin Zero Coupon 2005 Fund                       Franklin Advisers, Inc.                N\A
     Franklin Zero Coupon 2010 Fund                       Franklin Advisers, Inc.                N\A
     J.P. Morgan International Opportunities Portfolio    J.P. Morgan Investment Management Inc. N\A
     J.P. Morgan U.S.Large Cap Core Equity Portfolio      J.P. Morgan Investment Management Inc. N\A
     Jennison 20/20 Focus Portfolio*                      Prudential Investments Fund
                                                          Management, LLC                        N\A
     Mutual Discovery Securities Fund *                   Franklin Mutual Advisers, LLC          N\A
     Mutual Shares Securities Fund *                      Franklin Mutual Advisers, LLC          N\A
     Oppenheimer Global Securities Fund/VA                OppenheimerFunds, Inc.                 N\A

                                       61


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

1.       ORGANIZATION (CONTINUED)

     PORTFOLIO                                            INVESTMENT ADVISER                     SPECIALIST MANAGER \ ADVISER
     ---------                                            ------------------                   ----------------------------
     Oppenheimer High Income Fund/VA                      OppenheimerFunds, Inc.                N\A
     Oppenheimer Main Street Fund/VA                      OppenheimerFunds, Inc.                N\A
     PIMCO VIT All Asset Portfolio                        Pacific Investment Management Company N\A
     PIMCO VIT Commodity Portfolio                        Pacific Investment Management Company N\A
     PIMCO VIT Emerging Markets Bond Portfolio            Pacific Investment Management Company N\A
     PIMCO VIT Global Bond Portfolio                      Pacific Investment Management Company N\A
     PIMCO VIT High Yield Portfolio                       Pacific Investment Management Company N\A
     PIMCO VIT Real Return Portfolio                      Pacific Investment Management Company N\A
     PIMCO VIT StocksPLUS Growth and Income Portfolio     Pacific Investment Management Company N\A
     PIMCO VIT Total Return Portfolio                     Pacific Investment Management Company N\A
     Seligman Global Technology Portfolio                 J & W Seligman & Co. Inc.             N\A
     Seligman Small-Cap Value Portfolio                   J & W Seligman & Co. Inc.             N\A
     SP Strategic Partners Focused Growth Portfolio *     Prudential Investments Fund           N\A
                                                          Management , LLC
     SP William Blair International Growth Portfolio*     William Blair & Company, LLC          N\A
     Templeton Asset Strategy Fund*                       Templeton Global Advisors Limited     N\A
     Templeton Developing Markets Securities Fund *       Templeton Asset Management Ltd.       N\A
     Templeton Foreign Securities Fund*                   Franklin Advisers, Inc.               N\A
     Templeton Global Income Securities Fund*             Franklin Advisers, Inc.               N\A
     Templeton Growth Securities Fund *                   Templeton Global Advisors Limited     N\A
     USAZ AIM Basic Value Fund*                           USAllianz Advisers, LLC               A I M Capital Management, Inc.
     USAZ AIM International Equity Fund*                  USAllianz Advisers, LLC               A I M Capital Management, Inc.
     USAZ Davis NY Venture Fund *                         USAllianz Advisers, LLC               Davis Selected Advisers, L.P.
     USAZ Dreyfus Founders Equity Growth Fund *           USAllianz Advisers, LLC               Founders Asset Management, LLC
     USAZ Dreyfus Premier Small Cap Value Fund*           USAllianz Advisers, LLC               The Dreyfus Corporation
     USAZ Franklin Small Cap Value Fund*                  USAllianz Advisers, LLC               Franklin Advisory Services LLC
     USAZ Fusion Balanced Fund                            USAllianz Advisers, LLC               USAllianz Advisers
     USAZ Fusion Growth Fund                              USAllianz Advisers, LLC               USAllianz Advisers
     USAZ Fusion Moderate Fund                            USAllianz Advisers, LLC               USAllianz Advisers
     USAZ Jennison 20/20 Focus Fund*                      USAllianz Advisers, LLC               Jennison Associates LLC
     USAZ Jennison Growth Fund*                           USAllianz Advisers, LLC               Jennison Associates LLC
     USAZ Legg Mason Growth Fund*                         USAllianz Advisers, LLC               Legg Mason Funds Management, Inc.
     USAZ Legg Mason Value Fund*                          USAllianz Advisers, LLC               Legg Mason Funds Management, Inc.
     USAZ Money Market Fund *                             USAllianz Advisers, LLC               Prudential Investment Management,
                                                                                                Inc.
     USAZ Oppenheimer Emerging Growth Fund*               USAllianz Advisers, LLC               OppenheimerFunds, Inc.
     USAZ Oppenheimer Emerging Technologies Fund*         USAllianz Advisers, LLC               OppenheimerFunds, Inc.
     USAZ Oppenheimer Global Fund*                        USAllianz Advisers, LLC               OppenheimerFunds, Inc.
     USAZ Oppenheimer International Growth Fund*          USAllianz Advisers, LLC               OppenheimerFunds, Inc.
     USAZ Oppenheimer Main Street Fund*                   USAllianz Advisers, LLC               OppenheimerFunds, Inc.
     USAZ PEA Renaissance Fund *                          USAllianz Advisers, LLC               Allianz Dresdner Asset Management of
                                                                                                America L.P
     USAZ PEA Value Fund *                                USAllianz Advisers, LLC               Allianz Dresdner Asset Management of
                                                                                                America L.P
     USAZ Salomon Brothers Large Cap Growth Fund*         USAllianz Advisers, LLC               Salomon Brothers Asset Management of
                                                                                                America L.P.
     USAZ Salomon Brothers Small Cap Growth Fund*         USAllianz Advisers, LLC               Salomon Brothers Asset Management of
                                                                                                America L.P.
     USAZ Van Kampen Aggressive Growth Fund *             USAllianz Advisers, LLC               Van Kampen Investment Advisory Corp.
     USAZ Van Kampen Comstock Fund *                      USAllianz Advisers, LLC               Van Kampen Asset Management, Inc.
     USAZ Van Kampen Emerging Growth Fund *               USAllianz Advisers, LLC               Van Kampen Asset Management, Inc


                                       62

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)


1.       ORGANIZATION (CONTINUED)

     PORTFOLIO                                            INVESTMENT ADVISER                    SPECIALIST MANAGER \ ADVISER
     ---------                                            ------------------                    ----------------------------
     USAZ Van Kampen Equity and Income Fund*              USAllianz Advisers, LLC               Van Kampen Asset Management, Inc
     USAZ Van Kampen Global Franchise Fund*               USAllianz Advisers, LLC               Van Kampen Asset Management, Inc
     USAZ Van Kampen Growth and Income Fund *             USAllianz Advisers, LLC               Van Kampen Asset Management, Inc.
     USAZ Van Kampen Mid Cap Growth Fund *                USAllianz Advisers, LLC               Van Kampen Investment Advisory Corp.
     Van Kampen LIT Emerging Growth Portfolio *           Van Kampen Asset Management, Inc.     N\A
     Van Kampen LIT Enterprise Portfolio                  Van Kampen Asset Management, Inc.     N\A
     Van Kampen LIT Growth and Income Portfolio           Van Kampen Asset Management, Inc.     N\A

  *Portfolio contains class 2 shares which assess 12b-1 fees.


2.       SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments of the Variable Account are valued daily at market value using net asset values provided by the investment advisers of the portfolios.

Realized investment gains include realized gain distributions received from the respective portfolios and gains on the sale of portfolio shares as determined by the average cost method. Realized gain distributions are reinvested in the respective portfolios. Dividend distributions received from the portfolios are reinvested in additional shares of the portfolios and are recorded as income to the Variable Account on the ex-dividend date.

Three Fixed Account investment options are available to deferred annuity contract owners. A Flexible Fixed Option is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Rewards, USAllianz Alterity, and USAllianz Charter deferred annuity contract owners. Fixed Period Accounts are available to USAllianz High Five and USAllianz High Five Bonus contract owners, and a Dollar Cost Averaging Option is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Rewards, USAllianz Alterity, USAllianz High Five, and USAllianz High Five Bonus deferred annuity contract owners. These accounts are comprised of equity and fixed income investments which are part of the general assets of Allianz Life. The liabilities of the Fixed Accounts are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Accounts is 3%.

Available investment options, including the date the investment option was available for each product, as of June 30, 2005 are listed in the following table.


                      USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ                     VALUEMARK
PORTFOLIO             ALTERITY   CHARTER  CHARTER  DIMENSIONS    HIGH   HIGH FIVE   HIGH     REWARDS  VALUEMARK VALUEMARK  INCOME
                                             II                  FIVE    BONUS     FIVE L             II AND III   IV       PLUS
                      --------------------------------------------------------------------------------------------------------------
Davis VA Financial
 Portfolio             2/1/2000 1/26/2001  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000  5/1/2002  5/1/2002  5/1/2002
Dreyfus IP Small Cap
 Stock Index Portfolio 5/1/2002  5/1/2002  5/1/2003           10/25/2002 5/3/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
Dreyfus Stock Index
 Fund                  5/1/2002  5/1/2002  5/1/2003           10/25/2002 5/3/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
Franklin Global
 Communications
 Securities Fund      11/5/2001  1/6/1999  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 1/24/1989  2/3/1997  7/1/1994
Franklin Growth and
 Income Securities
 Fund                  2/1/2000  1/6/1999  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 1/24/1989  2/3/1997  7/1/1994
Franklin High
 Income Fund          11/5/2001  1/6/1999  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 1/24/1989  2/3/1997  7/1/1994
Franklin Income
 Securities Fund      11/5/2001  1/6/1999 10/6/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 1/24/1989  2/3/1997  7/1/1994
Franklin Large
 Cap Growth           11/5/2001  1/6/1999  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001  5/1/1996  2/3/1997  5/1/1996
 Securities Fund
Franklin Real
 Estate Fund          11/5/2001  1/6/1999  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 1/24/1989  2/3/1997  7/1/1994
Franklin Rising
 Dividends
 Securities Fund       2/1/2000  1/6/1999  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 1/27/1992  2/3/1997  7/1/1994
Franklin Small-Mid
 Cap Growth
 Securities Fund       2/1/2000  1/6/1999  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 11/1/1995  2/3/1997 11/1/1995
Franklin U.S.
 Government Fund       2/1/2000  1/6/1999  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 3/14/1989  2/3/1997  5/1/2001


                                       63

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVESTMENTS (CONTINUED)

                      USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ                     VALUEMARK
PORTFOLIO             ALTERITY   CHARTER  CHARTER  DIMENSIONS    HIGH   HIGH FIVE   HIGH     REWARDS  VALUEMARK VALUEMARK  INCOME
                                             II                  FIVE    BONUS     FIVE L             II AND III   IV       PLUS
                      --------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon
 Fund - 2010           11/5/2001 11/5/2001 5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 3/14/1989 2/3/1997   5/1/2001
Mutual Discovery
 Securities Fund        2/1/2000  1/6/1999 5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 11/8/1996 2/3/1997  11/8/1996
Mutual Shares
 Securities Fund        2/1/2000  1/6/1999 5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 11/8/1996 2/3/1997  11/8/1996
PIMCO VIT All Asset
 Portfolio              5/3/2004           5/3/2004             5/3/2004 5/3/2004 5/2/2005  5/3/2004  5/3/2004  5/3/2004  5/3/2004
PIMCO VIT Commodity
 Portfolio              5/2/2005                                5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
PIMCO VIT Emerging
 Markets Bond Portfolio 5/2/2005                                5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
PIMCO VIT Global Bond
 Portfolio              5/2/2005                                5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
PIMCO VIT High Yield
 Portfolio              2/1/2000 1/26/2001 5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 11/5/2001 11/5/2001 11/5/2001
PIMCO VIT Real Return
 Portfolio              5/1/2003           5/1/2003             5/1/2003 5/3/2004 5/2/2005  5/1/2003  5/1/2003  5/1/2003  5/1/2003
PIMCO VIT Total Return
 Portfolio              2/1/2000 1/26/2001 5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 11/5/2001 11/5/2001 11/5/2001
Templeton Developing
 Markets Securities
 Fund                   2/1/2000 1/6/1999  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 3/15/1994  2/3/1997  7/1/1994
Templeton Foreign
 Securities Fund       11/5/2001 1/6/1999 10/6/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 1/27/1992  2/3/1997  7/1/1994
Templeton Growth
 Securities Fund        2/1/2000 1/6/1999 10/6/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2000 3/15/1994  2/3/1997  7/1/1994
USAZ AIM Basic
 Value Fund             5/1/2002 5/1/2002  5/1/2003           10/25/2002 5/3/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
USAZ AIM International
 Equity Fund            5/1/2002 5/1/2002  5/1/2003           10/25/2002 5/3/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
USAZ Davis NY Venture
 Fund                 11/6/2001 11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Dreyfus Founders
 Equity Growth Fund   11/6/2001 11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Dreyfus Premier
 Small Cap Value Fund  5/3/2004            5/3/2004             5/3/2004 5/3/2004 5/2/2005  5/3/2004  5/3/2004  5/3/2004  5/3/2004
USAZ Franklin Small
 Cap Value Fund        5/1/2003            5/1/2003             5/1/2003 5/3/2004 5/2/2005  5/1/2003  5/1/2003  5/1/2003  5/1/2003
USAZ Fusion Balanced
 Fund                  5/2/2005                                 5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
USAZ Fusion Growth
 Fund                  5/2/2005                                 5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
USAZ Fusion Moderate
 Fund                  5/2/2005                                 5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
USAZ Jennison 20/20
 Focus Fund            5/2/2005                                 5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
USAZ Jennison Growth
 Fund                  5/2/2005                                 5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
USAZ Legg Mason Growth
 Fund                  5/1/2002  5/1/2002  5/1/2003           10/25/2002 5/3/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
USAZ Legg Mason Value
 Fund                 11/6/2001 11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Money Market Fund 2/1/2000 11/5/2001  5/1/2003  3/5/2001 10/25/2002 5/3/2004 5/2/2005  5/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Oppenheimer
 Emerging Growth Fund  5/1/2002  5/1/2002  5/1/2003             5/1/2002 5/1/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
USAZ Oppenheimer Emerging
 Technologies Fund    11/6/2001 11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Oppenheimer
 Global Fund           5/3/2004            5/3/2004             5/3/2004 5/3/2004 5/2/2005  5/3/2004  5/3/2004  5/3/2004  5/3/2004
USAZ Oppenheimer
 International Growth
 Fund                 11/6/2001 11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Oppenheimer Main
 Street Fund           5/3/2004            5/3/2004             5/3/2004 5/3/2004 5/2/2005  5/3/2004  5/3/2004  5/3/2004  5/3/2004
USAZ PEA Renaissance
 Fund                11/6/2001  11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ PEA Value Fund  11/6/2001  11/5/2001  5/1/2003 11/5/2001 10/25/2002 5/3/2004 5/2/2005 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Salomon Brothers
 Large Cap Growth
 Fund                 5/1/2002   5/1/2002  5/1/2003           10/25/2002 5/3/2004 5/2/2005  5/1/2002  5/1/2002  5/1/2002  5/1/2002
USAZ Salomon Brothers
 Small Cap Growth Fund5/2/2005                                  5/2/2005 5/2/2005 5/2/2005  5/2/2005  5/2/2005  5/2/2005  5/2/2005
USAZ Van Kampen
 Aggressive Growth    5/1/2001   5/1/2001  5/1/2003  5/1/2001 10/25/2002 5/3/2004 5/2/2005  5/1/2001  5/1/2001  5/1/2001  5/1/2001
 Fund
USAZ Van Kampen
 Comstock Fund        5/1/2001   5/1/2001  5/1/2003  5/1/2001 10/25/2002 5/3/2004 5/2/2005  5/1/2001  5/1/2001  5/1/2001  5/1/2001
USAZ Van Kampen
 Emerging Growth Fund 5/1/2001   5/1/2001  5/1/2003  5/1/2001 10/25/2002 5/3/2004 5/2/2005  5/1/2001  5/1/2001  5/1/2001  5/1/2001
USAZ Van Kampen
 Equity and Income
 Fund                5/3/2004              5/3/2004             5/3/2004 5/3/2004 5/2/2005  5/3/2004  5/3/2004  5/3/2004  5/3/2004
USAZ Van Kampen
 Global Franchise
 Fund                5/1/2003              5/1/2003             5/1/2003 5/3/2004 5/2/2005  5/1/2003  5/1/2003  5/1/2003  5/1/2003
USAZ Van Kampen
 Growth and Income
 Fund                5/1/2001   5/1/2001   5/1/2003  5/1/2001 10/25/2002 5/3/2004 5/2/2005  5/1/2001  5/1/2001  5/1/2001  5/1/2001
USAZ Van Kampen Mid
 Cap Growth Fund     5/1/2001   5/1/2001   5/1/2003  5/1/2001 10/25/2002 5/3/2004 5/2/2005  5/1/2001  5/1/2001  5/1/2001  5/1/2001

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS (CONTINUED)


For the six-month period ended June 30, 2005 and the year ended December 31, 2004, several portfolios changed their name as summarized, with the effective date of the change, in the following table.

CURRENT PORTFOLIO NAME                                  PRIOR PORTFOLIO NAME                          EFFECTIVE DATE
----------------------                                  --------------------                          --------------
USAZ Dreyfus Founders Growth and Income Fund            USAZ AllianceBernstein Large Cap Growth Fund  March 8, 2004
USAZ Davis NY Venture Fund                              USAZ AllianceBernstein Growth and Income Fund March 8, 2004
USAZ Oppenheimer International Growth Fund              USAZ Templeton Developed Markets              March 8, 2004
SP William Blair International Growth Portfolio         SP Jennison International Growth Portfolio    May 3, 2004
USAZ Legg Mason Value Trust Fund                        USAZ PIMCO PEA Growth and Income Fund         July 27, 2004
USAZ Franklin Small Cap Value Fund                      USAZ PIMCO NFJ Small Cap Value Fund           April 4, 2005
USAZ Legg Mason Growth Fund                             USAZ AIM Dent Demographic Trends Fund         April 4, 2005
USAZ Salomon Brothers Large Cap Growth Fund             USAZ AIM Blue Chip Fund                       April 4, 2005
Franklin Small-Mid Cap Growth Securities Fund           Franklin Small Cap Fund                       April 29, 2005
USAZ Dreyfus Founders Equity Growth Fund                USAZ Dreyfus Founders Growth and Income Fund  April 29, 2005
USAZ PEA Renaissance Fund                               USAZ PIMCO PEA Renaissance Fund               April 29, 2005
USAZ PEA Value Fund                                     USAZ PIMCO PEA Value Fund                     April 29, 2005
USAZ Van Kampen Mid Cap Growth Fund                     USAZ Van Kampen Growth Fund                   April 29, 2005



For the six-month period ended June 30, 2005 and the year ended December 31, 2004, several portfolios were closed to new money. The portfolio names and effective date of the closures are summarized in the following table.

PORTFOLIO                                               DATE CLOSED
---------                                               -----------
Davis VA Value Portfolio                                May 1, 2004
Oppenheimer Global Securities Fund/VA                   May 1, 2004
Oppenheimer Main Street Fund/VA                         May 1, 2004
Seligman Small-Cap Value Portfolio                      May 1, 2004
Franklin Small Cap Value Securities Fund                May 2, 2005


For the six-month period ended June 30, 2005 and the year ended December 31, 2004, several portfolios merged. The portfolio names and effective date of the mergers are summarized in the following table.

CLOSED PORTFOLIO                                        RECEIVING PORTFOLIO                             DATE MERGED
----------------                                        -------------------                             -----------
Franklin Aggressive Growth Securities Fund              Franklin Small Cap Fund                         April 30, 2004
Davis VA Value Portfolio                                USAZ Davis NY Venture Fund                      April 29, 2005
Oppenheimer Global Securities Fund/VA                   USAZ Oppenheimer Global Fund                    April 29, 2005
Oppenheimer Main Street Fund/VA                         USAZ Oppenheimer Main Street Fund               April 29, 2005
Seligman Small-Cap Value Portfolio                      USAZ Dreyfus Premier Small Cap Value Fund       April 29, 2005

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRACTS IN ANNUITY PAYMENT PERIOD

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3%, 5%, or 7%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account. The assets for these annuitized contracts are listed in footnote six as Deferred Variable Annuities.

PREMIUM BONUS

A premium bonus is awarded to the contract owner of the USAllianz Rewards and USAllianz High Five Bonus products at the time of deposit. The bonus paid is based on the following schedule.


                                        USALLIANZ REWARDS   USALLIANZ HIGH
                                                              FIVE BONUS

     NET DEPOSIT                           BONUS PAID         BONUS PAID
     -----------                           ----------         ----------
     $15,000 to 24,999                         4%                 3%
     $25,000 to 99,999                         5%                 4%
     $100,000 to 999,999                       6%                 5%
     $1,000,000 to 4.999 million               7%                 6%
     $5,000,000 or more                        8%                 7%

The bonus is vested over three years, therefore if the contract owner surrenders the policy before the full vesting period a portion of the bonus can be lost. The accumulated gain/loss on the bonus is 100% vested as it is earned. The vesting rates are presented in the following schedule.


                                     USALLIANZ REWARDS    USALLIANZ HIGH
                                                            FIVE BONUS

     MONTHS FOLLOWING DEPOSIT          AMOUNT VESTED      AMOUNT VESTED
     ------------------------          -------------      -------------
     0 to 12                                0%                  0%
     13 to 24                               35%                35%
     25 to 36                               70%                70%
     37+                                   100%                100%


EXPENSES

ASSET BASED EXPENSES

A mortality and expense risk charge and an administrative charge are deducted from the Variable Account on a daily basis. The charges, on an annual basis, are summarized in the following table.

                                                                      Mortality and Expense        Administrative
CONTRACT                                                                   RISK CHARGE                 CHARGE
--------                                                                   -----------                 ------
USAllianz Alterity (Enh GMDB with Enh GMIB)                                   2.25%                     0.15%
USAllianz Alterity (Enh GMDB with Trad GMIB)                                  1.80%                     0.15%
USAllianz Alterity (Enhanced - 1)                                             1.55%                     0.15%
USAllianz Alterity (Enhanced - 2)                                             1.75%                     0.15%
USAllianz Alterity (Enhanced GMDB without GMIB)                               1.65%                     0.15%
USAllianz Alterity (EP GMDB plus Enh GMIB) 1.90%                              1.75%                     0.15%
USAllianz Alterity (EP GMDB plus Trad GMIB) 1.60%                             1.45%                     0.15%
USAllianz Alterity (EP GMDB with Enh GMIB)  2.45%                             2.30%                     0.15%
USAllianz Alterity (EP GMDB with Trad GMIB) 2.00%                             1.85%                     0.15%
USAllianz Alterity (EP GMDB without GMIB)                                     1.65%                     0.15%
USAllianz Alterity (Trad GMDB with Enh GMIB)                                  2.05%                     0.15%
USAllianz Alterity (Trad GMDB with Trad GMIB)                                 1.55%                     0.15%
USAllianz Alterity (Traditional GMDB without GMIB)                            1.35%                     0.15%



                                       66

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES (CONTINUED)

          EXPENSES (CONTINUED)
                                                                      Mortality and Expense        Administrative
                                                                           RISK CHARGE                 CHARGE
USAllianz Alterity (Traditional)                                              1.25%                     0.15%
USAllianz Charter (Enhanced)                                                  1.20%                     0.15%
USAllianz Charter (Traditional)                                               1.00%                     0.15%
USAllianz Charter II (Enhanced GMDB with Enh GMIB)                            2.65%                     0.00%
USAllianz Charter II (Enhanced GMDB with GMIB)                                2.20%                     0.00%
USAllianz Charter II (Enhanced GMDB without GMIB)                             2.05%                     0.00%
USAllianz Charter II (EP GMDB with Enhanced GMIB)                             2.70%                     0.00%
USAllianz Charter II (EP GMDB with Trad GMIB)                                 2.25%                     0.00%
USAllianz Charter II (EP GMDB without GMIB)                                   2.05%                     0.00%
USAllianz Charter II (Trad GMDB with Enhance GMIB)                            2.45%                     0.00%
USAllianz Charter II (Trad GMDB with Trad GMIB)                               1.95%                     0.00%
USAllianz Charter II (Trad GMDB without GMIB)                                 1.75%                     0.00%
USAllianz Dimensions DP GMDB plus GP Accumulator                              2.00%                     0.00%
USAllianz Dimensions DP GMDB plus GP Protector                                1.80%                     0.00%
USAllianz Dimensions EP GMDB plus GP Accumulator                              1.90%                     0.00%
USAllianz Dimensions EP GMDB plus GP Protector                                1.70%                     0.00%
USAllianz Dimensions ROP GMDB plus GP Accumulator                             1.70%                     0.00%
USAllianz Dimensions ROP GMDB plus GP Protector                               1.50%                     0.00%
USAllianz High Five (Enhanced)                                                1.60%                     0.00%
USAllianz High Five (Traditional)                                             1.40%                     0.00%
USAllianz High Five Bonus (Enhanced)                                          1.75%                     0.15%
USAllianz High Five Bonus (Traditional)                                       1.55%                     0.15%
USAllianz High Five L (Traditional GMDB without Living Guarantees)            1.65%                     0.00%
USAllianz High Five L (Traditional GMDB with Living Guarantees)               1.75%                     0.00%
USAllianz High Five L (Enhanced GMDB without Living Guarantees)               1.85%                     0.00%
USAllianz High Five L (Enhanced GMDB with Living Guarantees)                  1.95%                     0.00%
USAllianz Rewards (Enh GMDB with Enh GMIB)                                    2.45%                     0.15%
USAllianz Rewards (Enh GMDB with Enh GMIB) 2.05%                              1.90%                     0.15%
USAllianz Rewards (Enh GMDB with Enh GMIB) 2.55%                              2.40%                     0.15%
USAllianz Rewards (Enh GMDB with Trad GMIB) 2.15%                             2.00%                     0.15%
USAllianz Rewards (Enh GMDB without GMIB) 1.95%                               1.80%                     0.15%
USAllianz Rewards (Enh GMDB without GMIB) 2.00%                               1.85%                     0.15%
USAllianz Rewards (Enhanced GMDB with GMIB) 2.15%                             2.00%                     0.15%
USAllianz Rewards (Enhanced)                                                  1.70%                     0.15%
USAllianz Rewards (Trad GMDB with Enh GMIB)                                   2.25%                     0.15%
USAllianz Rewards (Trad GMDB with Enh GMIB) 2.35%                             2.20%                     0.15%
USAllianz Rewards (Trad GMDB with Trad GMIB) 1.85%                            1.70%                     0.15%
USAllianz Rewards (Trad GMDB with Trad GMIB) 1.9%                             1.75%                     0.15%
USAllianz Rewards (Traditional GMDB without GMIB)                             1.55%                     0.15%
USAllianz Rewards (Traditional with GMIB)                                     1.80%                     0.15%
USAllianz Rewards (Traditional)                                               1.50%                     0.15%
USAllianz Valuemark II                                                        1.25%                     0.15%
USAllianz Valuemark III                                                       1.25%                     0.15%
USAllianz Valuemark Income Plus                                               1.25%                     0.15%
USAllianz Valuemark IV                                                        1.34%                     0.15%
USAllianz Valuemark IV (Enh GMDB with GMIB)                                   2.00%                     0.15%
USAllianz Valuemark IV (Enh GMDB without GMIB)                                1.90%                     0.15%
USAllianz Valuemark IV (EP GMDB with GMIB) 2.2%                               2.05%                     0.15%
USAllianz Valuemark IV (EP GMDB without GMIB)                                 1.90%                     0.15%
USAllianz Valuemark IV (Trad GMDB with GMIB)                                  1.75%                     0.15%
USAllianz Valuemark IV (Trad GMDB without GMIB)                               1.60%                     0.15%
USAllianz Valuemark IV EP GMDB                                                1.44%                     0.15%
USAllianz Valuemark IV EP GMDB plus GMIB 1.89%                                1.74%                     0.15%
USAllianz Valuemark IV plus GMIB                                              1.64%                     0.15%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

CONTRACT BASED EXPENSES

A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year for Valuemark II, Valuemark III, and USAllianz Valuemark IV contracts; $40 for USAllianz Alterity, USAllianz Charter, USAllianz Dimensions, USAllianz High Five, USAllianz High Five Bonus, USAllianz High Five L and USAllianz Rewards contracts; and $50 for USAllianz Charter II contracts. Contract maintenance charges paid by the contract owners during the six-month period ended June 30, 2005 and the year ended December 31, 2004 were $1,826,000 and $3,143,000, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

A contingent deferred sales charge is deducted from the contract value at the time of surrender on Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Alterity, USAllianz Dimensions, USAllianz High Five, USAllianz High Five Bonus, USAllianz High Five L and USAllianz Rewards deferred annuity contracts. USAllianz Dimensions includes a nursing home waiver for withdrawal charges. The amount of the contingent deferred sales charge is shown below.

                                Contingent Deferred Sales Charge

                                                       USAllianz                                            USAllianz
Years       USAllianz   USAllianz USAllianz   USAllianz  High      USAllianz          Valuemark  Valuemark  Valuemark
Since        Alterity   Charter   Dimensions  High Five  Five      High      USAllianz    II         III         IV
Payment                   II                             Bonus     Five L    Rewards
----------- ----------- --------- ----------- ---------- --------- ---------- ------- ---------- ---------- -----------
   0-1          7%         8%         8%         8%        8.5%       8%       8.5%      5%         6%          6%
   1-2          6%         7%         7%         8%        8.5%       7%       8.5%      5%         5%          6%
   2-3          5%         0%         7%         7%        8.5%       5%       8.5%      4%         4%          6%
   3-4          4%         0%         6%         6%        8.5%       0%       8.5%      3%         3%          5%
   4-5          3%         0%         5%         5%         8%        0%        8%      1.5%       1.5%         4%
   5-6          2%         0%         4%         4%         7%        0%        7%       0%         0%          3%
   6-7          0%         0%         3%         3%         6%        0%        6%       0%         0%          2%
   7-8          0%         0%         0%         0%         5%        0%        5%       0%         0%          0%
   8-9          0%         0%         0%         0%         4%        0%        4%       0%         0%          0%
   9-10         0%         0%         0%         0%         3%        0%        3%       0%         0%          0%
   10 +         0%         0%         0%         0%         0%        0%        0%       0%         0%          0%

Total contingent deferred sales charges paid by the contract owners during the six-month period ended June 30, 2005 and the year ended December 31, 2004 were $6,107,260 and $9,090,713 respectively.

A systematic withdrawal plan is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Alterity, USAllianz Dimensions, USAllianz High Five, USAllianz Rewards, USAllianz Charter II, USAllianz High Five Bonus and USAllianz High Five L deferred annuity contract owners which allows a portion of the contract value to be withdrawn without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the penalty free privilege for that year. USAllianz Dimensions allows 10% of purchase payments to be withdrawn in contract years one to five and 20% of the purchase payments to be withdrawn after contract year five without penalty.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer for all products, or 2% of the amount transferred, if less, for Valuemark II, Valuemark III, and USAllianz Valuemark IV. Currently, transfers associated with any dollar cost averaging program are not counted. Total transfer charges paid by the contract owners during the six-month period ended June 30, 2005 and the year ended December 31, 2004 were $4,875 and $32,583, respectively. Net transfers (to)/from the Fixed Accounts for the six-month period ended June 30, 2005 and the year ended December 31, 2004 were ($62,952,000) and ($139,595,000), respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
June 30, 2005
(Unaudited)

2.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CAPITALIZATION

Allianz Life may provide capital for the establishment of new portfolios as investment options of the Variable Account. The capitalization transactions were as follows during the six-month period ended June 30, 2005 and the year ended December 31, 2004.

                                                              Capitalization     Date of
PORTFOLIO                                                       AMOUNT        CAPITALIZATION
---------                                                       ------        --------------
USAZ Dreyfus Premier Small Cap Value Fund                        3,000,000      4/30/2004
USAZ Oppenheimer Global Fund                                     3,000,000      4/30/2004
USAZ Oppenheimer Main Street Fund                                3,000,000      4/30/2004
USAZ Van Kampen Equity and Income Fund                           3,000,000      4/30/2004
USAZ Oppenheimer Global Fund                                     7,000,000       5/4/2004
USAZ Oppenheimer Main Street Fund                                7,000,000       5/4/2004
USAZ Fusion Balanced Fund                                           67,000       5/2/2005
USAZ Fusion Growth Fund                                             67,000       5/2/2005
USAZ Fusion Moderate Fund                                           67,000       5/2/2005
USAZ Jennison 20/20 Focus Fund                                   6,000,000       5/2/2005
USAZ Jennison Growth Fund                                        3,000,000       5/2/2005
USAZ Salomon Brothers Small Cap Growth Fund                      5,000,000       5/2/2005



Allianz Life will begin to recapture seed capital after the investment option reaches $3,000,000 in market value, excluding seed money. Specified percentage of daily net premium that exceeds the $3,000,000 will be recaptured, so long as the trade activity for the day is in a buy position. The seed capital recapture activity were as follows during the six-month period ended June 30, 2005 and the year ended December 31, 2004.

                                                          Seed        Realized       Remaining
                                                         Capital    Gain\Loss on   Seed Capital
                                                       Recaptured     Recapture
                                                       ------------------------------------------
                                                       ------------------------------------------
PORTFOLIO
USAZ Dreyfus Premier Small Cap Value Fund                3,000,000          20,548             0
USAZ Oppenheimer Global Fund                            10,000,000        (63,326)             0
USAZ Oppenheimer Main Street Fund                       10,000,000          73,291             0
USAZ Van Kampen Equity and Income Fund                   3,000,000        (20,067)             0
USAZ Fusion Balanced Fund                                   67,000               0             0
USAZ Fusion Growth Fund                                     67,000               0             0
USAZ Fusion Moderate Fund                                   67,000               0             0
USAZ Jennison 20/20 Focus Fund                           6,000,000         326,555             0
USAZ Jennison Growth Fund                                3,000,000         250,619             0
USAZ Salomon Brothers Small Cap Growth Fund                147,900         109,566       352,100
                                                       ------------------------------------------
                          Total                         35,348,900         697,186       352,100


3.      FEDERAL INCOME TAXES

     Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life.

     Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                                       OF

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                              FINANCIAL STATEMENTS


                                DECEMBER 31, 2004

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

Report of Independent Registered Public Accounting Firm

The Board of Directors of Allianz Life Insurance Company of North America and Contract Owners of Allianz Life Variable Account B:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Allianz Life Variable Account B as of December 31, 2004, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-years then ended and the financial highlights for each of the years in the four-years then ended. These financial statements and financial highlights are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, and financial highlights referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Allianz Life Variable Account B at December 31, 2004, the results of their operations, changes in their net assets and financial highlights for each of the periods stated above, in conformity with U.S. generally accepted accounting principles.


                                                     KPMG LLP

Minneapolis, Minnesota
March 11, 2005

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements

STATEMENTS OF ASSETS AND LIABILITIES
  DECEMBER 31, 2004
  (IN THOUSANDS)

                                                                                                                     ALGER
                                                       AIM V.I.                 AIM V.I.    AIM V.I.       ALGER     AMERICAN
                                                        CAPITAL                INTERNATIONAL PREMIER     AMERICAN    LEVERAGED
                                                      APPRECIATION  AIM V.I.     GROWTH      EQUITY       GROWTH      ALLCAP
                                                         FUND     GROWTH FUND     FUND        FUND      PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                        $6,470       10,946       2,731       8,648       10,168       4,466
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                         6,470       10,946       2,731       8,648       10,168       4,466
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                           $6,470       10,946       2,731       8,648       10,168       4,466
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                          $6,470       10,946       2,731       8,648       10,168       4,466
                                                      --------------------------------------------------------------------------

          *Investment shares                                  285          682         138         406          290         147
           Investments at cost                             $7,331       19,287       2,417       9,824       16,046       7,579


                 See accompanying notes to financial statements
                                        3


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       ALGER          ALGER                                          DREYFUS
                                                       AMERICAN     AMERICAN    DAVIS VA    DAVIS VA                 IP SMALL
                                                        MIDCAP       SMALL      FINANCIAL     REAL       DAVIS VA    CAP STOCK
                                                        GROWTH    CAPITALIZATION PORTFOLIO    ESTATE       VALUE        INDEX
                                                       PORTFOLIO   PORTFOLIO                 PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $12,515        1,103      89,662       2,851      206,291     187,943
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        12,515        1,103      89,662       2,851      206,291     187,943
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $12,515        1,103      89,662       2,851      206,291     187,943
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $12,515        1,103      89,662       2,851      206,291     187,943
                                                      --------------------------------------------------------------------------

          *Investment shares                                  602           54       6,994         170       17,512      12,055
           Investments at cost                            $11,516        1,066      75,690       1,832      167,179     152,861


                 See accompanying notes to financial statements
                                        4



ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                    FRANKLIN    FRANKLIN                             FRANKLIN
                                                                     GLOBAL    GROWTH AND   FRANKLIN     FRANKLIN    LARGE CAP
                                                       DREYFUS    COMMUNICATIONS INCOME       HIGH        INCOME      GROWTH
                                                         STOCK     SECURITIES  SECURITIES    INCOME     SECURITIES  SECURITIES
                                                      INDEX FUND       FUND       FUND        FUND          FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $375,897      152,822     563,821     209,279      661,455     330,333
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       375,897      152,822     563,821     209,279      661,455     330,333
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $375,897      152,822     563,821     209,279      661,455     330,333
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $375,897      152,822     563,821     209,279      661,455     330,333
                                                      --------------------------------------------------------------------------

          *Investment shares                               12,165       21,346      36,254      30,143       41,819      22,045
           Investments at cost                           $329,894      279,838     547,563     210,681      592,315     319,694

                 See accompanying notes to financial statements
                                        5




ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                FRANKLIN                 FRANKLIN
                                                       FRANKLIN                  RISING                 SMALL CAP    FRANKLIN
                                                         MONEY      FRANKLIN    DIVIDENDS   FRANKLIN      VALUE        U.S.
                                                        MARKET    REAL ESTATE  SECURITIES   SMALL CAP   SECURITIES  GOVERNMENT
                                                         FUND         FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $50,808      419,936     652,269     308,650      189,938     495,079
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        50,808      419,936     652,269     308,650      189,938     495,079
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $50,808      419,936     652,269     308,650      189,938     495,079
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $50,808      419,936     652,269     308,650      189,938     495,079
                                                      --------------------------------------------------------------------------

          *Investment shares                               50,808       13,714      37,038      15,790       12,108      38,347
           Investments at cost                            $50,808      300,037     542,337     265,840      145,494     499,922

                 See accompanying notes to financial statements
                                        6

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                                J.P.
                                                                                  J.P.         MORGAN
                                                       FRANKLIN                  MORGAN      U.S. LARGE                MUTUAL
                                                         ZERO       FRANKLIN  INTERNATIONAL   CAP CORE     JENNISON    DISCOVERY
                                                        COUPON    ZERO COUPON  OPPORTUNITIES  EQUITY     20/20 FOCUS  SECURITIES
                                                       FUND 2005   FUND 2010    PORTFOLIO    PORTFOLIO    PORTFOLIO      FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $82,612       74,368         615       1,049       83,106     385,579
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        82,612       74,368         615       1,049       83,106     385,579
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $82,612       74,368         615       1,049       83,106     385,579
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $82,612       74,368         615       1,049       83,106     385,579
                                                      --------------------------------------------------------------------------

          *Investment shares                                5,460        4,510          55          77        6,795      23,636
           Investments at cost                            $85,139       73,321         590       1,084       70,811     306,070

                 See accompanying notes to financial statements
                                        7

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)

                                                       MUTUAL     OPPENHEIMER  OPPENHEIMER OPPENHEIMER
                                                        SHARES       GLOBAL       HIGH        MAIN       PIMCO VIT   PIMCO VIT
                                                      SECURITIES   SECURITIES    INCOME      STREET     ALL ASSET   HIGH YIELD
                                                         FUND       FUND/VA      FUND/VA     FUND/VA    PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $571,473      242,223      49,485     189,299       90,911     182,237
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       571,473      242,223      49,485     189,299       90,911     182,237
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $571,473      242,223      49,485     189,299       90,911     182,237
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $571,473      242,223      49,485     189,299       90,911     182,237
                                                      --------------------------------------------------------------------------

          *Investment shares                               34,206        8,208       5,623       9,083        7,824      21,695
           Investments at cost                           $454,337      179,760      45,948     159,871       88,576     172,708

                 See accompanying notes to financial statements
                                        8

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                                                       SP
                                                                    PIMCO VIT                                        STRATEGIC
                                                       PIMCO VIT   STOCKSPLUS   PIMCO VIT   SELIGMAN     SELIGMAN    PARTNERS
                                                         REAL      GROWTH AND     TOTAL      GLOBAL     SMALL-CAP     FOCUSED
                                                        RETURN       INCOME      RETURN    TECHNOLOGY     VALUE       GROWTH
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $204,910       26,672     409,277       3,959      224,465      31,717
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       204,910       26,672     409,277       3,959      224,465      31,717
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $204,910       26,672     409,277       3,959      224,465      31,717
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $204,910       26,672     409,277       3,959      224,465      31,717
                                                      --------------------------------------------------------------------------

          *Investment shares                               15,860        2,643      38,942         316       11,570       4,610
           Investments at cost                           $201,525       21,420     402,052       5,345      162,401      27,667

                 See accompanying notes to financial statements
                                        9

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                          SP
                                                        WILLIAM                 TEMPLETON                TEMPLETON
                                                         BLAIR      TEMPLETON  DEVELOPING   TEMPLETON     GLOBAL     TEMPLETON
                                                      INTERNATIONAL   ASSET     MARKETS      FOREIGN      INCOME      GROWTH
                                                        GROWTH      STRATEGY   SECURITIES   SECURITIES   SECURITIES  SECURITIES
                                                       PORTFOLIO     FUND        FUND         FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $22,395       19,700     183,668     365,141       38,359     478,645
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        22,395       19,700     183,668     365,141       38,359     478,645
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $22,395       19,700     183,668     365,141       38,359     478,645
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $22,395       19,700     183,668     365,141       38,359     478,645
                                                      --------------------------------------------------------------------------

          *Investment shares                                3,308          933      21,130      25,215        2,428      37,050
           Investments at cost                            $18,376       18,057     137,136     330,360       30,703     433,898

                 See accompanying notes to financial statements
                                        10

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                USAZ AIM                                USAZ
                                                                                  DENT      USAZ AIM                  DREYFUS
                                                       USAZ AIM     USAZ AIM   DEMOGRAPHIC INTERNATIONA USAZ DAVIS    FOUNDERS
                                                         BASIC     BLUE CHIP     TRENDS      EQUITY    LNY VENTURE   GROWTH AND
                                                      VALUE FUND      FUND        FUND        FUND         FUND      INCOME FUND
                                                      ---------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $167,732      134,211      49,005      56,469      149,818       75,508
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
       Total Assets                                       167,732      134,211      49,005      56,469      149,818       75,508
                                                      ---------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -            -
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Net Assets                                         $167,732      134,211      49,005      56,469      149,818       75,508
                                                      ---------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      ---------------------------------------------------------------------------
Total Contract Owners' Equity                            $167,732      134,211      49,005      56,469      149,818       75,508
                                                      ---------------------------------------------------------------------------

          *Investment shares                               14,910       12,782       4,360       4,467       13,461        7,729
           Investments at cost                           $140,813      122,376      42,668      46,006      133,732       65,986

                 See accompanying notes to financial statements
                                        11

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                        USAZ                                 USAZ           USAZ
                                                        DREYFUS                   USAZ     OPPENHEIMER  OPPENHEIMER   USAZ
                                                        PREMIER     USAZ LEGG     MONEY     EMERGING     EMERGING   OPPENHEIMER
                                                       SMALL CAP  MASON VALUE    MARKET      GROWTH    TECHNOLOGIES   GLOBAL
                                                      VALUE FUND      FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $30,731       78,239     229,969     121,339       47,555      77,384
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        30,731       78,239     229,969     121,339       47,555      77,384
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $30,731       78,239     229,969     121,339       47,555      77,384
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $30,731       78,239     229,969     121,339       47,555      77,384
                                                      --------------------------------------------------------------------------

          *Investment shares                                2,548        6,751     229,969       8,679        5,569       6,683
           Investments at cost                            $26,833       66,537     229,969     106,290       44,956      68,393


                 See accompanying notes to financial statements
                                        12

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       USAZ                                                            USAZ VAN
                                                      OPPENHEIMER      USAZ        USAZ        USAZ                      KAMPEN
                                                     INTERNATIONAL  OPPENHEIMER   PIMCO NFJ   PIMCO PEA   USAZ PIMCO  AGGRESSIVE
                                                        GROWTH      MAIN STREET   SMALL CAP  RENAISSANCE  PEA VALUE     GROWTH
                                                         FUND          FUND       VALUE FUND     FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                       $37,771       64,069     127,319     450,406      225,711      90,272
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                        37,771       64,069     127,319     450,406      225,711      90,272
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                          $37,771       64,069     127,319     450,406      225,711      90,272
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                         $37,771       64,069     127,319     450,406      225,711      90,272
                                                      --------------------------------------------------------------------------

          *Investment shares                                2,861        5,938       8,146      30,598       16,596      10,472
           Investments at cost                            $31,901       60,190     110,208     348,860      193,511      76,247

                 See accompanying notes to financial statements
                                        13

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                USAZ VAN
                                                     USAZ VAN USAZ VAN KAMPEN    KAMPEN     USAZ VAN       USAZ VAN   USAZ VAN
                                                       KAMPEN       KAMPEN     EQUITY AND   KAMPEN GLOBAL   KAMPEN     KAMPEN
                                                       COMSTOCK     EMERGING     INCOME     FRANCHISE     GROWTH AND    GROWTH
                                                         FUND     GROWTH FUND     FUND        FUND       INCOME FUND     FUND
                                                      --------------------------------------------------------------------------

 Assets:
    Investments at net asset value*                      $378,088      159,680      81,460     122,121      227,029      89,260
                                                      --------------------------------------------------------------
                                                      --------------------------------------------------------------------------
       Total Assets                                       378,088      159,680      81,460     122,121      227,029      89,260
                                                      --------------------------------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -            -           -
                                                      --------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Total Liabilities                                         -            -           -           -            -           -
                                                      --------------------------------------------------------------
                                                      --------------------------------------------------------------------------
      Net Assets                                         $378,088      159,680      81,460     122,121      227,029      89,260
                                                      --------------------------------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      --------------------------------------------------------------------------
    Total Contract Owners' Equity                        $378,088      159,680      81,460     122,121      227,029      89,260
                                                      --------------------------------------------------------------------------

          *Investment shares                               33,668       18,919       7,501       8,798       19,305       8,152
           Investments at cost                           $307,823      140,704      76,228     110,213      186,189      74,099

                 See accompanying notes to financial statements
                                        14


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)


STATEMENTS OF ASSETS AND LIABILITIES  (CONT.)
  DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       VAN                      VAN
                                                      KAMPEN LIT   VAN KAMPEN  KAMPEN LIT
                                                       EMERGING       LIT      GROWTH AND
                                                        GROWTH     ENTERPRISE    INCOME     TOTAL ALL
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO     FUNDS
                                                      -------------------------------------------------

 Assets:
    Investments at net asset value*                        $7,455          269       1,313  12,196,129
                                                      -------------------------------------------------
                                                      -------------------------------------------------
       Total Assets                                         7,455          269       1,313  12,196,129
                                                      -------------------------------------------------

 Liabilities:
    Accrued mortality and expense risk and
administrative charges                                          -            -           -           -
                                                      -------------------------------------------------
                                                      -------------------------------------------------
      Total Liabilities                                         -            -           -           -
                                                      -------------------------------------------------
                                                      -------------------------------------------------
      Net Assets                                           $7,455          269       1,313  12,196,129
                                                      -------------------------------------------------

 Contract Owners' Equity (note 6):
                                                      -------------------------------------------------
    Total Contract Owners' Equity                          $7,455          269       1,313  12,196,129
                                                      -------------------------------------------------

          *Investment shares                                  288           20          68   1,151,327
           Investments at cost                             $7,897          407       1,111  10,804,353

                 See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)

                                                                                                                     ALGER
                                                       AIM V.I.                 AIM V.I.    AIM V.I.       ALGER     AMERICAN
                                                        CAPITAL                INTERNATIONAL PREMIER     AMERICAN    LEVERAGED
                                                      APPRECIATION  AIM V.I.     GROWTH      EQUITY       GROWTH      ALLCAP
                                                         FUND     GROWTH FUND     FUND        FUND      PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                       $ -            -          16          39            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                         116          173          43         155          157          69
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net                (116)        (173)        (27)       (116)        (157)        (69)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                      -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
    net                                                      (278)      (2,113)        (16)       (403)      (1,405)       (951)
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   (278)      (2,113)        (16)       (403)      (1,405)       (951)
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                           682        2,970         546         828        1,929       1,299
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                                 404          857         530         425          524         348
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                  $288          684         503         309          367         279
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        16


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       ALGER          ALGER                                           DREYFUS
                                                       AMERICAN     AMERICAN     DAVIS VA    DAVIS VA                 IP SMALL
                                                        MIDCAP       SMALL       FINANCIAL     REAL       DAVIS VA    CAP STOCK
                                                        GROWTH    CAPITALIZATION PORTFOLIO    ESTATE       VALUE        INDEX
                                                       PORTFOLIO   PORTFOLIO                 PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                       $ -            -         299          87        1,624         659
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                         216           19       1,350          48        3,518       2,346
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net                (216)         (19)     (1,051)          39      (1,894)     (1,687)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -           -         102            -       3,708
    Realized gains (losses) on sales of investments,
    net                                                       (1)          (3)       1,638         273        3,426       3,745
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     (1)          (3)       1,638         375        3,426       7,453
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         1,538          173       5,285         325       16,396      19,904
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                               1,537          170       6,923         700       19,822      27,357
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $1,321          151       5,872         739       17,928      25,670
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        17



ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                    FRANKLIN    FRANKLIN     FRANKLIN
                                                                   AGGRESSIVE    GLOBAL     GROWTH AND                FRANKLIN
                                                       DREYFUS       GROWTH    COMMUNICATIONS INCOME      FRANKLIN     INCOME
                                                         STOCK     SECURITIES  SECURITIES   SECURITIES  HIGH INCOME  SECURITIES
                                                      INDEX FUND      FUND        FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                    $4,647            -       1,421      13,482       10,534      17,366
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        5,243           14       2,076       7,900        2,844       8,326
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net                (596)         (14)       (655)       5,582        7,690       9,040
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
    net                                                    11,447      (1,324)    (29,307)     (3,826)      (3,123)       4,390
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                  11,447      (1,324)    (29,307)     (3,826)      (3,123)       4,390
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                        15,620        1,296      47,337      45,179        9,553      55,415
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                              27,067         (28)      18,030      41,353        6,430      59,805
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from               $26,471         (42)      17,375      46,935       14,120      68,845
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        18


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                       FRANKLIN                             FRANKLIN                 FRANKLIN
                                                       LARGE CAP                FRANKLIN     RISING                  SMALL CAP
                                                        GROWTH      FRANKLIN      REAL      DIVIDENDS    FRANKLIN      VALUE
                                                      SECURITIES     MONEY       ESTATE    SECURITIES   SMALL CAP   SECURITIES
                                                        FUND      MARKET FUND     FUND        FUND         FUND          FUND
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                    $1,388          415       5,432       3,725            -         251
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        4,380          826       5,014       8,983        4,501       2,294
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net              (2,992)        (411)         418     (5,258)      (4,501)     (2,043)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -         398       6,990            -           -
    Realized gains (losses) on sales of investments,
    net                                                   (2,086)            -      11,187      11,013        4,230       4,547
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                 (2,086)            -      11,585      18,003        4,230       4,547
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                        23,481            -      71,123      39,049       26,576      25,429
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                              21,395            -      82,708      57,052       30,806      29,976
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from               $18,403        (411)      83,126      51,794       26,305      27,933
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        19



ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)

                                                                                               J.P.         J.P.
                                                       FRANKLIN                 FRANKLIN     MORGAN      MORGAN U.S.   JENNISON
                                                         U.S.       FRANKLIN      ZERO     INTERNATIONAL  LARGE CAP      20/20
                                                      GOVERNMENT  ZERO COUPON    COUPON   OPPORTUNITIES  CORE EQUITY     FOCUS
                                                         FUND      FUND 2005    FUND 2010   PORTFOLIO     PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                   $23,869        4,123       3,286           3            8           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        7,685        1,244       1,151           9           18         981
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net               16,184        2,879       2,135         (6)         (10)       (981)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
    net                                                     (885)        (367)         292         (5)         (13)         851
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   (885)        (367)         292         (5)         (13)         851
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                       (6,225)      (3,242)       (282)          98          100       8,200
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                             (7,110)      (3,609)          10          93           87       9,051
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $9,074        (730)       2,145          87           77       8,070
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        20


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)

                                                       MUTUAL        MUTUAL    OPPENHEIMER  OPPENHEIMER
                                                       DISCOVERY     SHARES      GLOBAL       HIGH     OPPENHEIMER   PIMCO VIT
                                                      SECURITIES   SECURITIES  SECURITIES    INCOME    MAIN STREET   ALL ASSET
                                                         FUND         FUND       FUND/VA     FUND/VA     FUND/VA     PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                    $3,254        3,975       2,583       3,144        1,469       2,431
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        5,039        7,789       3,958         854        3,352         492
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net              (1,785)      (3,814)     (1,375)       2,290      (1,883)       1,939
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -           -           -            -          87
    Realized gains (losses) on sales of investments,
    net                                                     7,121       13,067       4,609         719        2,381         271
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   7,121       13,067       4,609         719        2,381         358
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                        44,055       44,388      29,454         179       11,628       2,335
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                              51,176       57,455      34,063         898       14,009       2,693
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from               $49,391       53,641      32,688       3,188       12,126       4,632
operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        21

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                PIMCO VIT
                                                                               STOCKSPLUS   PIMCO VIT    SELIGMAN    SELIGMAN
                                                       PIMCO VIT    PIMCO VIT  GROWTH AND     TOTAL       GLOBAL     SMALL-CAP
                                                      HIGH YIELD  REAL RETURN    INCOME      RETURN     TECHNOLOGY     VALUE
                                                       PORTFOLIO   PORTFOLIO    PORTFOLIO   PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                    $9,251        1,438         443       6,851            -           -
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        2,526        2,457         475       6,516           70       3,849
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net                6,725      (1,019)        (32)         335         (70)     (3,849)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -        6,110           -       5,821            -         361
    Realized gains (losses) on sales of investments,
    net                                                     1,595          387         786       1,399        (301)       7,656
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   1,595        6,497         786       7,220        (301)       8,017
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         2,913        3,255       1,451       3,303          447      26,015
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                               4,508        9,752       2,237      10,523          146      34,032
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from               $11,233        8,733       2,205      10,858           76      30,183
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        22

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                           SP
                                                       STRATEGIC   SP WILLIAM               TEMPLETON                TEMPLETON
                                                       PARTNERS      BLAIR      TEMPLETON  DEVELOPING    TEMPLETON    GLOBAL
                                                        FOCUSED   INTERNATIONAL   ASSET      MARKETS     FOREIGN      INCOME
                                                        GROWTH       GROWTH     STRATEGY   SECURITIES   SECURITIES  SECURITIES
                                                       PORTFOLIO   PORTFOLIO      FUND        FUND         FUND        FUND
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                       $ -            -         575       2,416        3,622       4,108
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                          367          379         266       2,237        4,763         524
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net                (367)        (379)         309         179      (1,141)       3,584
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
    net                                                       295          976        (64)       6,522      (1,176)       1,109
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     295          976        (64)       6,522      (1,176)       1,109
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         2,426        1,860       2,304      23,535       54,670        (46)
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                               2,721        2,836       2,240      30,057       53,494       1,063
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $2,354        2,457       2,549      30,236       52,353       4,647
 operations
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        23

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                            USAZ AIM
                                                       TEMPLETON                              DENT                     USAZ
                                                        GROWTH      USAZ AIM    USAZ AIM   DEMOGRAPHIC   USAZ AIM     DAVIS NY
                                                      SECURITIES  BASIC VALUE   BLUE CHIP    TRENDS    INTERNATIONAL  VENTURE
                                                         FUND         FUND        FUND        FUND     EQUITY FUND     FUND
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                    $4,773            -           -           -            -         191
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        6,063        2,399       1,896         782          642       1,517
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net              (1,290)      (2,399)     (1,896)       (782)        (642)     (1,326)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -           -           -            -           -
    Realized gains (losses) on sales of investments,
    net                                                     (196)        2,338         753         532        1,003       1,138
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                   (196)        2,338         753         532        1,003       1,138
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                        58,847       12,347       4,818       2,667        7,162      10,019
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                              58,651       14,685       5,571       3,199        8,165      11,157
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from               $57,361       12,286       3,675       2,417        7,523       9,831
 operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        24

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                          USAZ      USAZ                                 USAZ           USAZ
                                                        DREYFUS      DREYFUS                   USAZ     OPPENHEIMER OPPENHEIMER
                                                        FOUNDERS     PREMIER     USAZ LEGG     MONEY     EMERGING     EMERGING
                                                       GROWTH AND   SMALL CAP  MASON VALUE    MARKET      GROWTH    TECHNOLOGIES
                                                      INCOME FUND  VALUE FUND      FUND        FUND        FUND         FUND
                                                      ---------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                        $ -          31          181       1,670           -            -
                                                      ---------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                         1,148         194          855       4,326       1,805          775
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
               Investment income (loss), net               (1,148)       (163)        (674)     (2,656)     (1,805)        (775)
                                                      ---------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                        -         250            -           -         271          304
    Realized gains (losses) on sales of investments,
    net                                                        715         121          575           -       1,123          392
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
               Realized gains (losses) on                      715         371          575           -       1,394          696
               investments, net
                                                      ---------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                          4,343       3,898        8,149           -       6,385      (2,690)
                                                      ---------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                                5,058       4,269        8,724           -       7,779      (1,994)
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
 Net increase (decrease) in net assets from                 $3,910       4,106        8,050     (2,656)       5,974      (2,769)
 operations
                                                      ---------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        25

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                                USAZ
                                                       USAZ           USAZ     OPPENHEIMER  USAZ        USAZ PIMCO
                                                      OPPENHEIMER OPPENHEIMER     MAIN      PIMCO NFJ      PEA       USAZ
                                                        GLOBAL    INTERNATIONAL  STREET     SMALL CAP  RENAISSANCE   PIMCO PEA
                                                         FUND     GROWTH FUND     FUND     VALUE FUND      FUND     VALUE FUND
                                                      --------------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                       $ -           85         344           -            -         257
                                                      --------------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                          461          473         404       1,220        6,296       2,668
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Investment income (loss), net                (461)        (388)        (60)     (1,220)      (6,296)     (2,411)
                                                      --------------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                       -            -          69          78        2,813       1,105
    Realized gains (losses) on sales of investments,
    net                                                       (3)          321          10         885       10,454       4,519
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
               Realized gains (losses) on                     (3)          321          79         963       13,267       5,624
               investments, net
                                                      --------------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         8,991        3,981       3,879      15,106       37,393      16,879
                                                      --------------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                               8,988        4,302       3,958      16,069       50,660      22,503
                                                      --------------------------------------------------------------------------
                                                      --------------------------------------------------------------------------
 Net increase (decrease) in net assets from                $8,527        3,914       3,898      14,849       44,364      20,092
 operations
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        26

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                    USAZ VAN               USAZ VAN   USAZ VAN    USAZ VAN   USAZ VAN
                                                   KAMPEN      USAZ VAN   KAMPEN       KAMPEN    KAMPEN       KAMPEN
                                                   AGGRESSIVE   KAMPEN    EMERGING   EQUITY AND  GLOBAL     GROWTH AND
                                                   GROWTH      COMSTOCK   GROWTH       INCOME    FRANCHISE    INCOME
                                                    FUND         FUND      FUND         FUND       FUND        FUND
                                                   ---------------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                   $ -       1,176          -         388          -         626
                                                   ---------------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                    1,286       5,124      2,513         489      1,242       3,332
                                                   ---------------------------------------------------------------------
                                                   ---------------------------------------------------------------------
               Investment income (loss), net          (1,286)     (3,948)    (2,513)       (101)    (1,242)     (2,706)
                                                   ---------------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                   -           -          -           -          -           -
    Realized gains (losses) on sales of
    investments, net                                    1,863       3,575      1,365          23        612       3,855
                                                   ---------------------------------------------------------------------
                                                   ---------------------------------------------------------------------
               Realized gains (losses) on               1,863       3,575      1,365          23        612       3,855
               investments, net
                                                   ---------------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                     7,982      43,020      8,398       5,232      9,507      20,820
                                                   ---------------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                           9,845      46,595      9,763       5,255     10,119      24,675
                                                   ---------------------------------------------------------------------
                                                   ---------------------------------------------------------------------
 Net increase (decrease) in net assets from            $8,559      42,647      7,250       5,154      8,877      21,969
 operations
                                                   ---------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        27

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF OPERATIONS  (CONT.)
  FOR THE YEAR ENDED DECEMBER 31, 2004
  (IN THOUSANDS)
                                                                   VAN KAMPEN               VAN
                                                       USAZ VAN       LIT       VAN        KAMPEN LIT
                                                        KAMPEN      EMERGING   KAMPEN LIT  GROWTH AND
                                                        GROWTH       GROWTH    ENTERPRISE    INCOME      TOTAL ALL
                                                         FUND      PORTFOLIO    PORTFOLIO   PORTFOLIO     FUNDS
                                                      --------------------------------------------------------------

 Investment income:
    Dividends reinvested in fund shares                       $ -            -           1          15      147,972
                                                      --------------------------------------------------------------

 Expenses:
    Mortality and expense risk and administrative
    charges (note 2)                                        1,232          134           5          25      166,918
                                                      --------------------------------------------------------------
                                                      --------------------------------------------------------------
               Investment income (loss), net              (1,232)        (134)         (4)        (10)     (18,946)
                                                      --------------------------------------------------------------
 Realized gains (losses) and unrealized
    appreciation (depreciation) on investments:
    Realized capital gain distributions on mutual
    funds                                                   2,193            -           -           -       30,660
    Realized gains (losses) on sales of investments,
    net                                                     2,133        (241)        (27)          43       96,166
                                                      --------------------------------------------------------------
                                                      --------------------------------------------------------------
               Realized gains (losses) on                   4,326        (241)        (27)          43      126,826
               investments, net
                                                      --------------------------------------------------------------
    Net change in unrealized appreciation
      (depreciation) on investments                         8,552          714          34         136      971,323
                                                      --------------------------------------------------------------
               Total realized gains (losses) &
               unrealized appreciation (depreciation)
               on investments                              12,878          473           7         179    1,098,149
                                                      --------------------------------------------------------------
                                                      --------------------------------------------------------------
 Net increase (decrease) in net assets from               $11,646          339           3         169    1,079,203
 operations
                                                      --------------------------------------------------------------


                 See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                          AIM V.I. CAPITAL                              AIM V.I. INTERNATIONAL
                                                         APPRECIATION FUND       AIM V.I. GROWTH FUND        GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($116)        (132)       (173)       (177)         (27)        (32)
      Realized gains (losses) on investments, net           (278)        (964)     (2,113)     (3,767)         (16)       (309)
      Net change in unrealized appreciation
        (depreciation) on investments                         682        2,927       2,970       6,921          546         936
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     288        1,831         684       2,977          503         595
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            4           5           -            -           -
      Transfers between funds                               (533)        (764)       (957)     (1,194)        (167)       (635)
      Surrenders and terminations                           (694)      (1,229)     (1,139)     (1,220)        (106)       (242)
      Rescissions                                               -          (5)           -           -            -           -
      Bonus (recapture)                                       (1)         (21)           -         (2)            -         (1)
      Other transactions (note 2)                             (6)          (5)         (8)         (9)          (1)         (3)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           (1,234)      (2,020)     (2,099)     (2,425)        (274)       (881)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (946)        (189)     (1,415)         552          229       (286)
 Net assets at beginning of period                          7,416        7,605      12,361      11,809        2,502       2,788
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $6,470        7,416      10,946      12,361        2,731       2,502
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        29

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                                            ALGER AMERICAN
                                                          AIM V.I. PREMIER      ALGER AMERICAN GROWTH      LEVERAGED ALLCAP
                                                            EQUITY FUND               PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($116)        (137)       (157)       (163)         (69)        (73)
      Realized gains (losses) on investments, net           (403)        (754)     (1,405)     (2,792)        (951)     (1,375)
      Net change in unrealized appreciation
        (depreciation) on investments                         828        2,874       1,929       6,043        1,299       2,810
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     309        1,983         367       3,088          279       1,362
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            4           -           1           46           -
      Transfers between funds                               (873)        (989)       (816)     (1,626)        (391)       (490)
      Surrenders and terminations                           (854)        (626)     (1,037)       (835)        (559)       (515)
      Rescissions                                               -          (4)           -           -            -           -
      Bonus (recapture)                                       (1)          (4)           -         (1)            -           -
      Other transactions (note 2)                             (5)          (9)         (6)         (7)          (4)         (5)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           (1,733)      (1,628)     (1,859)     (2,468)        (908)     (1,010)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (1,424)          355     (1,492)         620        (629)         352
 Net assets at beginning of period                         10,072        9,717      11,660      11,040        5,095       4,743
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $8,648       10,072      10,168      11,660        4,466       5,095
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        30

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                 ALGER AMERICAN SMALL
                                                        ALGER AMERICAN MIDCAP      CAPITALIZATION         DAVIS VA FINANCIAL
                                                          GROWTH PORTFOLIO            PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($216)        (238)        (19)        (19)      (1,051)       (449)
      Realized gains (losses) on investments, net             (1)      (1,110)         (3)        (67)        1,638          49
      Net change in unrealized appreciation
        (depreciation) on investments                       1,538        6,564         173         445        5,285      10,339
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   1,321        5,216         151         359        5,872       9,939
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -           -           -       33,391      20,173
      Transfers between funds                             (1,011)      (1,235)        (53)       (104)        (718)       6,293
      Surrenders and terminations                         (1,992)      (2,617)       (163)        (81)      (3,026)       (813)
      Rescissions                                             (1)            -           -           -        (813)       (473)
      Bonus (recapture)                                       (2)         (27)           -           -          409         305
      Other transactions (note 2)                             (8)         (13)         (1)         (1)         (19)        (10)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           (3,014)      (3,892)       (217)       (186)       29,224      25,475
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (1,693)        1,324        (66)         173       35,096      35,414
 Net assets at beginning of period                         14,208       12,884       1,169         996       54,566      19,152
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $12,515       14,208       1,103       1,169       89,662      54,566
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        31

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                        DAVIS VA REAL ESTATE        DAVIS VA VALUE       DREYFUS IP SMALL CAP
                                                             PORTFOLIO                PORTFOLIO         STOCK INDEX PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                           $39           97     (1,894)       (684)      (1,687)       (695)
      Realized gains (losses) on investments, net             375          414       3,426         173        7,453       1,172
      Net change in unrealized appreciation
        (depreciation) on investments                         325          585      16,396      27,743       19,904      15,579
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     739        1,096      17,928      27,232       25,670      16,056
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -      45,568      64,952       72,840      42,944
      Transfers between funds                               (621)      (1,623)     (6,991)      17,083        8,173      12,847
      Surrenders and terminations                           (289)        (317)     (8,334)     (2,811)      (4,008)     (1,033)
      Rescissions                                               -            -     (1,237)     (1,822)      (1,343)       (893)
      Bonus (recapture)                                       (1)            -         384         709          715         454
      Other transactions (note 2)                             (2)          (2)        (55)        (31)         (30)        (10)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions             (913)      (1,942)      29,335      78,080       76,347      54,309
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (174)        (846)      47,263     105,312      102,017      70,365
 Net assets at beginning of period                          3,025        3,871     159,028      53,716       85,926      15,561
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $2,851        3,025     206,291     159,028      187,943      85,926
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        32

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                                            FRANKLIN GLOBAL
                                                         DREYFUS STOCK INDEX     FRANKLIN AGGRESSIVE        COMMUNICATIONS
                                                                FUND           GROWTH SECURITIES FUND      SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($596)        (543)        (14)        (41)        (655)       (639)
      Realized gains (losses) on investments, net          11,447        3,484     (1,324)       (748)     (29,307)    (47,482)
      Net change in unrealized appreciation
        (depreciation) on investments                      15,620       32,085       1,296       1,822       47,337      89,811
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  26,471       35,026        (42)       1,033       17,375      41,690
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                   133,528       86,375           -           -        9,405       7,257
      Transfers between funds                               1,468       67,771     (2,838)       (352)      (2,959)     (5,852)
      Surrenders and terminations                        (12,186)      (5,079)       (135)       (464)     (17,313)    (16,637)
      Rescissions                                         (2,680)      (1,947)           -           -        (286)       (140)
      Bonus (recapture)                                     1,339          850           -           -          107          87
      Other transactions (note 2)                            (68)         (32)         (1)         (2)        (119)       (132)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           121,401      147,938     (2,974)       (818)     (11,165)    (15,417)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        147,872      182,964     (3,016)         215        6,210      26,273
 Net assets at beginning of period                        228,025       45,061       3,016       2,801      146,612     120,339
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $375,897      228,025           -       3,016      152,822     146,612
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        33

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                         FRANKLIN GROWTH AND     FRANKLIN HIGH INCOME       FRANKLIN INCOME
                                                       INCOME SECURITIES FUND           FUND               SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $5,582        7,904       7,690      10,267        9,040      17,718
      Realized gains (losses) on investments, net         (3,826)     (21,928)     (3,123)    (11,493)        4,390     (9,731)
      Net change in unrealized appreciation
        (depreciation) on investments                      45,179      114,407       9,553      36,572       55,415     115,172
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  46,935      100,383      14,120      35,346       68,845     123,159
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    74,401       34,879      48,996      28,106      120,894      23,961
      Transfers between funds                             (1,454)      (3,120)    (12,598)      28,293       21,406      16,537
      Surrenders and terminations                        (71,895)     (59,774)    (23,769)    (17,830)     (68,641)    (62,662)
      Rescissions                                         (1,798)        (861)     (1,118)       (894)      (2,446)       (418)
      Bonus (recapture)                                     1,070          429         775         337        1,311         277
      Other transactions (note 2)                           (228)        (248)        (59)        (58)        (205)       (220)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions                96     (28,695)      12,227      37,954       72,319    (22,525)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         47,031       71,688      26,347      73,300      141,164     100,634
 Net assets at beginning of period                        516,790      445,102     182,932     109,632      520,291     419,657
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $563,821      516,790     209,279     182,932      661,455     520,291
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        34

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                         FRANKLIN LARGE CAP     FRANKLIN MONEY MARKET    FRANKLIN REAL ESTATE
                                                       GROWTH SECURITIES FUND           FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($2,992)      (1,452)       (411)       (730)          418       1,686
      Realized gains (losses) on investments, net         (2,086)     (10,364)           -           -       11,585       3,035
      Net change in unrealized appreciation
        (depreciation) on investments                      23,481       56,726           -           -       71,123      46,161
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  18,403       44,910       (411)       (730)       83,126      50,882
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    92,477       34,780          65          15      112,229      44,359
      Transfers between funds                               6,468        9,234     (5,749)    (16,038)       16,274      20,955
      Surrenders and terminations                        (27,469)     (19,397)    (11,289)    (17,918)     (22,315)    (16,107)
      Rescissions                                         (1,991)        (697)           -           -      (3,011)       (968)
      Bonus (recapture)                                     1,049          405           -           -        1,448         642
      Other transactions (note 2)                            (94)         (91)        (28)        (39)         (93)        (75)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            70,440       24,234    (17,001)    (33,980)      104,532      48,806
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         88,843       69,144    (17,412)    (34,710)      187,658      99,688
 Net assets at beginning of period                        241,490      172,346      68,220     102,930      232,278     132,590
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $330,333      241,490      50,808      68,220      419,936     232,278
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        35

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                           FRANKLIN RISING
                                                        DIVIDENDS SECURITIES       FRANKLIN S&P 500       FRANKLIN SMALL CAP
                                                                FUND                 INDEX FUND                  FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($5,258)      (2,193)           -         491      (4,501)     (3,180)
      Realized gains (losses) on investments, net          18,003       13,021           -    (10,594)        4,230     (6,109)
      Net change in unrealized appreciation
        (depreciation) on investments                      39,049       72,400           -       9,984       26,576      74,196
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  51,794       83,228           -       (119)       26,305      64,907
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                   154,365       82,646           -           -       52,837      35,410
      Transfers between funds                              16,598       29,460           -    (23,946)      (6,300)       5,858
      Surrenders and terminations                        (50,198)     (38,018)           -       (473)     (26,723)    (20,175)
      Rescissions                                         (3,710)      (1,560)           -           -      (1,532)       (664)
      Bonus (recapture)                                     1,950          910           -         (1)          678         422
      Other transactions (note 2)                           (175)        (158)           -         (5)        (109)       (103)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           118,830       73,280           -    (24,425)       18,851      20,748
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        170,624      156,508           -    (24,544)       45,156      85,655
 Net assets at beginning of period                        481,645      325,137           -      24,544      263,494     177,839
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $652,269      481,645           -           -      308,650     263,494
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        36

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                         FRANKLIN SMALL CAP      FRANKLIN TECHNOLOGY         FRANKLIN U.S.
                                                       VALUE SECURITIES FUND       SECURITIES FUND         GOVERNMENT FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($2,043)        (941)           -         (8)       16,184      17,905
      Realized gains (losses) on investments, net           4,547          555           -     (2,953)        (885)       1,146
      Net change in unrealized appreciation
        (depreciation) on investments                      25,429       21,123           -       3,106      (6,225)    (15,666)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  27,933       20,737           -         145        9,074       3,385
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    52,565       27,787           -           -      107,046     108,382
      Transfers between funds                              20,354        6,129           -     (1,763)     (33,033)    (30,723)
      Surrenders and terminations                         (7,986)      (3,965)           -        (93)     (55,326)    (60,836)
      Rescissions                                         (1,035)        (632)           -           -      (2,577)     (3,321)
      Bonus (recapture)                                       696          371           -           -        1,408       1,460
      Other transactions (note 2)                            (38)         (22)           -         (1)        (175)       (178)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            64,556       29,668           -     (1,857)       17,343      14,784
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         92,489       50,405           -     (1,712)       26,417      18,169
 Net assets at beginning of period                         97,449       47,044           -       1,712      468,662     450,493
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $189,938       97,449           -           -      495,079     468,662
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        37

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                                              J.P. MORGAN
                                                        FRANKLIN ZERO COUPON     FRANKLIN ZERO COUPON       INTERNATIONAL
                                                             FUND 2005                FUND 2010        OPPORTUNITIES PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        $2,879        2,299       2,135       1,803          (6)         (4)
      Realized gains (losses) on investments, net           (367)          539         292         744          (5)        (33)
      Net change in unrealized appreciation
        (depreciation) on investments                     (3,242)      (2,525)       (282)     (1,373)           98         171
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   (730)          313       2,145       1,174           87         134
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    26,511       15,485      17,554      20,748            -           -
      Transfers between funds                             (5,177)      (1,946)     (5,724)    (10,735)          (2)        (63)
      Surrenders and terminations                         (8,623)      (7,694)     (6,775)     (6,834)         (33)        (15)
      Rescissions                                           (684)        (479)       (732)       (469)            -           -
      Bonus  (recapture)                                      433          219         282         418            -           -
      Other transactions (note 2)                            (21)         (21)        (22)        (23)            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            12,439        5,564       4,583       3,105         (35)        (78)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         11,709        5,877       6,728       4,279           52          56
 Net assets at beginning of period                         70,903       65,026      67,640      63,361          563         507
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $82,612       70,903      74,368      67,640          615         563
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        38

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                     J.P. MORGAN U.S. LARGE
                                                          CAP CORE EQUITY        JENNISON 20/20 FOCUS      MUTUAL DISCOVERY
                                                             PORTFOLIO                PORTFOLIO            SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         ($10)         (10)       (981)       (264)      (1,785)         444
      Realized gains (losses) on investments, net            (13)         (35)         851          96        7,121       (639)
      Net change in unrealized appreciation
        (depreciation) on investments                         100          286       8,200       4,396       44,055      49,033
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      77          241       8,070       4,228       49,391      48,838
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -      40,110      17,041      102,048      58,956
      Transfers between funds                                (39)         (51)       5,433       5,636       11,050      12,324
      Surrenders and terminations                           (105)         (58)     (1,501)       (280)     (29,037)    (17,891)
      Rescissions                                               -            -     (1,135)       (364)      (1,743)     (1,561)
      Bonus (recapture)                                         -            -         463         151          989         622
      Other transactions (note 2)                             (1)          (1)        (10)         (3)         (84)        (68)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions             (145)        (110)      43,360      22,181       83,223      52,382
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                           (68)          131      51,430      26,409      132,614     101,220
 Net assets at beginning of period                          1,117          986      31,676       5,267      252,965     151,745
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $1,049        1,117      83,106      31,676      385,579     252,965
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        39

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                            MUTUAL SHARES         OPPENHEIMER GLOBAL       OPPENHEIMER HIGH
                                                          SECURITIES FUND        SECURITIES FUND/VA         INCOME FUND/VA
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($3,814)      (1,475)     (1,375)     (1,204)        2,290         750
      Realized gains (losses) on investments, net          13,067        2,359       4,609       1,648          719         639
      Net change in unrealized appreciation
        (depreciation) on investments                      44,388       78,536      29,454      39,549          179       3,663
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  53,641       79,420      32,688      39,993        3,188       5,052
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                   126,474       71,498      60,150      64,859       14,064      14,933
      Transfers between funds                               2,818       11,941    (10,057)      16,707     (17,050)      23,080
      Surrenders and terminations                        (53,376)     (36,047)     (8,160)     (2,781)      (4,654)     (1,654)
      Rescissions                                         (1,974)      (1,703)     (1,533)     (1,233)        (844)       (761)
      Bonus (recapture)                                     1,221          778         574         773          137         194
      Other transactions (note 2)                           (150)        (137)        (59)        (29)         (11)         (7)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            75,013       46,330      40,915      78,296      (8,358)      35,785
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        128,654      125,750      73,603     118,289      (5,170)      40,837
 Net assets at beginning of period                        442,819      317,069     168,620      50,331       54,655      13,818
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $571,473      442,819     242,223     168,620       49,485      54,655
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        40

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                          OPPENHEIMER MAIN       PIMCO VIT ALL ASSET     PIMCO VIT HIGH YIELD
                                                           STREET FUND/VA             PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($1,883)      (1,024)       1,939           -        6,725       3,964
      Realized gains (losses) on investments, net           2,381         (54)         358           -        1,595       1,934
      Net change in unrealized appreciation
        (depreciation) on investments                      11,628       24,293       2,335           -        2,913       6,876
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  12,126       23,215       4,632           -       11,233      12,774
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    46,595       65,879      51,397           -       65,616      54,830
      Transfers between funds                             (9,875)       16,424      35,326           -        4,433      16,142
      Surrenders and terminations                         (9,631)      (3,197)       (466)           -     (10,770)     (3,268)
      Rescissions                                         (1,595)      (1,409)       (671)           -      (1,922)     (1,314)
      Bonus (recapture)                                       551          774         695           -          796         552
      Other transactions (note 2)                            (62)         (34)         (2)           -         (30)        (17)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            25,983       78,437      86,279           -       58,123      66,925
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         38,109      101,652      90,911           -       69,356      79,699
 Net assets at beginning of period                        151,190       49,538           -           -      112,881      33,182
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $189,299      151,190      90,911           -      182,237     112,881
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        41

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                 PIMCO VIT STOCKSPLUS
                                                      PIMCO VIT REAL RETURN      GROWTH AND INCOME        PIMCO VIT TOTAL RETURN
                                                             PORTFOLIO                PORTFOLIO               PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($1,019)        (163)        (32)          99          335       2,931
      Realized gains (losses) on investments, net           6,497          930         786          41        7,220       3,519
      Net change in unrealized appreciation
        (depreciation) on investments                       3,255          130       1,451       5,616        3,303       1,373
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   8,733          897       2,205       5,756       10,858       7,823
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                   145,288       45,931       1,110       7,377      121,644     137,755
      Transfers between funds                               2,311        7,934     (2,284)         451     (24,659)       7,292
      Surrenders and terminations                         (4,536)        (784)     (1,449)       (798)     (22,202)    (14,400)
      Rescissions                                         (2,347)        (825)        (33)        (85)      (3,527)     (3,356)
      Bonus (recapture)                                     1,790          535           1          82        1,412       1,697
      Other transactions (note 2)                            (16)          (1)        (11)         (7)        (121)        (83)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           142,490       52,790     (2,666)       7,020       72,547     128,905
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        151,223       53,687       (461)      12,776       83,405     136,728
 Net assets at beginning of period                         53,687            -      27,133      14,357      325,872     189,144
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $204,910       53,687      26,672      27,133      409,277     325,872
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        42

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                                         SP STRATEGIC PARTNERS
                                                           SELIGMAN GLOBAL        SELIGMAN SMALL-CAP        FOCUSED GROWTH
                                                        TECHNOLOGY PORTFOLIO       VALUE PORTFOLIO            PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                         ($70)         (73)     (3,849)     (1,868)        (367)       (173)
      Realized gains (losses) on investments, net           (301)        (662)       8,017       2,688          295          34
      Net change in unrealized appreciation
        (depreciation) on investments                         447        1,968      26,015      41,838        2,426       2,371
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                      76        1,233      30,183      42,658        2,354       2,232
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                         -            -      46,544      56,161        9,392       5,219
      Transfers between funds                               (423)        (541)    (13,565)      18,232        6,739         513
      Surrenders and terminations                           (252)        (261)     (8,456)     (4,049)        (678)       (238)
      Rescissions                                               -          (4)     (1,460)     (1,208)        (295)       (118)
      Bonus (recapture)                                         -          (2)         506         831          142          54
      Other transactions (note 2)                             (2)          (4)        (64)        (41)          (4)         (2)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions             (677)        (812)      23,505      69,926       15,296       5,428
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          (601)          421      53,688     112,584       17,650       7,660
 Net assets at beginning of period                          4,560        4,139     170,777      58,193       14,067       6,407
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $3,959        4,560     224,465     170,777       31,717      14,067
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        43

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                         SP WILLIAM BLAIR
                                                        INTERNATIONAL GROWTH       TEMPLETON ASSET       TEMPLETON DEVELOPING
                                                             PORTFOLIO              STRATEGY FUND      MARKETS SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($379)        (131)         309         266          179       (206)
      Realized gains (losses) on investments, net             976          543        (64)       (919)        6,522       2,237
      Net change in unrealized appreciation
        (depreciation) on investments                       1,860        2,472       2,304       5,736       23,535      30,403
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   2,457        2,884       2,549       5,083       30,236      32,434
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                     8,501        6,409           -           -       40,015      15,036
      Transfers between funds                             (3,955)        4,782       (468)       (946)       14,790       9,870
      Surrenders and terminations                           (989)        (602)     (2,950)     (2,651)     (10,796)     (9,400)
      Rescissions                                           (614)         (60)           -           -      (1,385)       (316)
      Bonus (recapture)                                       116          102           -           -          576         198
      Other transactions (note 2)                             (9)          (2)         (8)        (10)         (48)        (45)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions             3,050       10,629     (3,426)     (3,607)       43,152      15,343
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                          5,507       13,513       (877)       1,476       73,388      47,777
 Net assets at beginning of period                         16,888        3,375      20,577      19,101      110,280      62,503
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $22,395       16,888      19,700      20,577      183,668     110,280
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        44

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                          TEMPLETON FOREIGN        TEMPLETON GLOBAL        TEMPLETON GROWTH
                                                          SECURITIES FUND      INCOME SECURITIES FUND      SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($1,141)        1,136       3,584       2,498      (1,290)         678
      Realized gains (losses) on investments, net         (1,176)     (19,306)       1,109       1,107        (196)    (15,790)
      Net change in unrealized appreciation
        (depreciation) on investments                      54,670       93,262        (46)       3,941       58,847     104,109
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  52,353       75,092       4,647       7,546       57,361      88,997
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    39,602       16,095           3          19       94,162      29,434
      Transfers between funds                               3,595      (3,731)       (492)     (1,231)        6,645       (671)
      Surrenders and terminations                        (35,920)     (34,407)     (5,627)     (5,914)     (52,525)    (37,868)
      Rescissions                                           (824)        (244)        (10)           -      (1,697)       (507)
      Bonus (recapture)                                       420          130           -           -          924         238
      Other transactions (note 2)                           (154)        (164)        (18)        (22)        (158)       (162)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions             6,719     (22,321)     (6,144)     (7,148)       47,351     (9,536)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         59,072       52,771     (1,497)         398      104,712      79,461
 Net assets at beginning of period                        306,069      253,298      39,856      39,458      373,933     294,472
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $365,141      306,069      38,359      39,856      478,645     373,933
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        45

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                        USAZ AIM BASIC VALUE      USAZ AIM BLUE CHIP         USAZ AIM DENT
                                                                FUND                    FUND           DEMOGRAPHIC TRENDS FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($2,399)        (877)     (1,896)       (564)        (782)       (262)
      Realized gains (losses) on investments, net           2,338          393         753         183          532         356
      Net change in unrealized appreciation
        (depreciation) on investments                      12,347       15,671       4,818       7,657        2,667       3,946
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  12,286       15,187       3,675       7,276        2,417       4,040
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    74,581       43,301      69,754      38,836       20,762      16,213
      Transfers between funds                             (4,236)       13,220       (420)       9,704      (3,447)       6,621
      Surrenders and terminations                         (4,383)      (1,476)     (3,851)       (826)      (1,039)     (1,022)
      Rescissions                                         (2,006)      (1,280)     (2,178)     (1,118)        (448)       (281)
      Bonus (recapture)                                       954          593       1,032         594          322         265
      Other transactions (note 2)                            (30)         (14)        (21)         (7)         (10)         (5)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            64,880       54,344      64,316      47,183       16,140      21,791
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         77,166       69,531      67,991      54,459       18,557      25,831
 Net assets at beginning of period                         90,566       21,035      66,220      11,761       30,448       4,617
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $167,732       90,566     134,211      66,220       49,005      30,448
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        46

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                       USAZ AIM INTERNATIONAL   USAZ DAVIS NY VENTURE    USAZ DREYFUS FOUNDERS
                                                            EQUITY FUND                 FUND            GROWTH AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($642)        (194)     (1,326)       (281)      (1,148)       (616)
      Realized gains (losses) on investments, net           1,003          478       1,138         141          715         170
      Net change in unrealized appreciation
        (depreciation) on investments                       7,162        3,659      10,019       7,827        4,343       7,517
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   7,523        3,943       9,831       7,687        3,910       7,071
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    20,062        9,444      86,728      19,066       26,043      24,313
      Transfers between funds                               8,656        1,193      10,130       6,656      (3,239)       2,263
      Surrenders and terminations                         (1,231)        (713)     (4,014)     (1,169)      (2,435)       (942)
      Rescissions                                           (601)        (353)     (1,849)       (346)        (537)       (628)
      Bonus (recapture)                                       292          111       1,080         256          303         323
      Other transactions (note 2)                             (7)          (3)        (18)        (11)         (18)        (10)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            27,171        9,679      92,057      24,452       20,117      25,319
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         34,694       13,622     101,888      32,139       24,027      32,390
 Net assets at beginning of period                         21,775        8,153      47,930      15,791       51,481      19,091
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $56,469       21,775     149,818      47,930       75,508      51,481
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        47

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                        USAZ DREYFUS PREMIER    USAZ LEGG MASON VALUE
                                                        SMALL CAP VALUE FUND            FUND            USAZ MONEY MARKET FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($163)            -       (674)        (64)      (2,656)     (2,493)
      Realized gains (losses) on investments, net             371            -         575          16            -           -
      Net change in unrealized appreciation
        (depreciation) on investments                       3,898            -       8,149       4,562            -         (2)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   4,106            -       8,050       4,514      (2,656)     (2,495)
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    20,229            -      33,335      15,719      367,103     237,716
      Transfers between funds                               6,671            -       7,253       4,133    (275,485)   (160,229)
      Surrenders and terminations                           (226)            -     (2,104)       (585)     (34,977)    (84,417)
      Rescissions                                           (342)            -       (987)       (433)     (10,162)     (5,580)
      Bonus  (recapture)                                      294            -         632         246        5,237       4,150
      Other transactions (note 2)                             (1)            -        (12)         (7)         (54)        (47)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            26,625            -      38,117      19,073       51,662     (8,407)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         30,731            -      46,167      23,587       49,006    (10,902)
 Net assets at beginning of period                              -            -      32,072       8,485      180,963     191,865
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $30,731            -      78,239      32,072      229,969     180,963
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        48

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                                                   USAZ OPPENHEIMER
                                                          USAZ OPPENHEIMER      EMERGING TECHNOLOGIES      USAZ OPPENHEIMER
                                                        EMERGING GROWTH FUND            FUND                 GLOBAL FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($1,805)        (543)       (775)       (410)        (461)           -
      Realized gains (losses) on investments, net           1,394        2,682         696       1,235          (3)           -
      Net change in unrealized appreciation
        (depreciation) on investments                       6,385        8,528     (2,690)       6,380        8,991           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   5,974       10,667     (2,769)       7,205        8,527           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    63,018       31,329      17,535      19,851       61,549           -
      Transfers between funds                             (9,417)       16,780     (5,108)       5,055        7,587           -
      Surrenders and terminations                         (2,934)      (1,247)     (1,372)       (783)        (359)           -
      Rescissions                                         (1,376)        (567)       (529)       (535)        (726)           -
      Bonus (recapture)                                       886          441         220         208          806           -
      Other transactions (note 2)                            (18)          (5)        (12)         (6)            -           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            50,159       46,731      10,734      23,790       68,857           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         56,133       57,398       7,965      30,995       77,384           -
 Net assets at beginning of period                         65,206        7,808      39,590       8,595            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $121,339       65,206      47,555      39,590       77,384           -
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        49

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                          USAZ OPPENHEIMER
                                                        INTERNATIONAL GROWTH    USAZ OPPENHEIMER MAIN    USAZ PIMCO NFJ SMALL
                                                                FUND                 STREET FUND            CAP VALUE FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($388)         (49)        (60)           -      (1,220)        (12)
      Realized gains (losses) on investments, net             321           14          79           -          963         150
      Net change in unrealized appreciation
        (depreciation) on investments                       3,981        1,981       3,879           -       15,106       2,005
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   3,914        1,946       3,898           -       14,849       2,143
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    19,179        8,302      53,445           -       68,765      17,457
      Transfers between funds                                 895        2,708       6,924           -       20,628       6,316
      Surrenders and terminations                           (732)        (356)       (318)           -      (1,983)       (174)
      Rescissions                                           (435)         (80)       (677)           -      (1,447)       (331)
      Bonus (recapture)                                       291          120         797           -          868         236
      Other transactions (note 2)                             (5)          (3)           -           -          (8)           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            19,193       10,691      60,171           -       86,823      23,504
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         23,107       12,637      64,069           -      101,672      25,647
 Net assets at beginning of period                         14,664        2,027           -           -       25,647           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                              $37,771       14,664      64,069           -      127,319      25,647
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        50

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                           USAZ PIMCO PEA        USAZ PIMCO PEA VALUE       USAZ VAN KAMPEN
                                                          RENAISSANCE FUND              FUND            AGGRESSIVE GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($6,296)      (2,529)     (2,411)       (467)      (1,286)       (485)
      Realized gains (losses) on investments, net          13,267        3,715       5,624        (75)        1,863         286
      Net change in unrealized appreciation
        (depreciation) on investments                      37,393       72,042      16,879      18,381        7,982       8,176
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  44,364       73,228      20,092      17,839        8,559       7,977
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                   162,114       78,152     106,572      30,208       33,484      22,542
      Transfers between funds                               5,829       29,333      20,978      14,927        3,626       6,843
      Surrenders and terminations                        (14,145)      (3,916)     (5,103)     (1,549)      (3,660)       (660)
      Rescissions                                         (3,116)      (1,744)     (2,371)       (716)        (979)       (443)
      Bonus  (recapture)                                    1,673          876       1,251         408          509         329
      Other transactions (note 2)                            (88)         (50)        (43)        (15)         (17)         (9)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           152,267      102,651     121,284      43,263       32,963      28,602
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        196,631      175,879     141,376      61,102       41,522      36,579
 Net assets at beginning of period                        253,775       77,896      84,335      23,233       48,750      12,171
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $450,406      253,775     225,711      84,335       90,272      48,750
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        51

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                           USAZ VAN KAMPEN         USAZ VAN KAMPEN      USAZ VAN KAMPEN EQUITY
                                                           COMSTOCK FUND        EMERGING GROWTH FUND       AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($3,948)        (910)     (2,513)     (1,266)        (101)           -
      Realized gains (losses) on investments, net           3,575          107       1,365       (146)           23           -
      Net change in unrealized appreciation
        (depreciation) on investments                      43,020       36,003       8,398      16,586        5,232           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                  42,647       35,200       7,250      15,174        5,154           -
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                   132,494       76,093      56,641      45,555       46,075           -
      Transfers between funds                              14,210       21,465     (7,092)      14,894       31,213           -
      Surrenders and terminations                        (11,656)      (3,904)     (5,730)     (1,839)        (729)           -
      Rescissions                                         (2,502)      (1,386)     (1,465)     (1,048)        (819)           -
      Bonus (recapture)                                     1,476          865         668         595          567           -
      Other transactions (note 2)                            (69)         (40)        (34)        (24)          (1)           -
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           133,953       93,093      42,988      58,133       76,306           -
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        176,600      128,293      50,238      73,307       81,460           -
 Net assets at beginning of period                        201,488       73,195     109,442      36,135            -           -
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $378,088      201,488     159,680     109,442       81,460           -
                                                      --------------------------------------------------------------------------

                 See accompanying notes to financial statements
                                        52

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                       USAZ VAN KAMPEN GLOBAL      USAZ VAN KAMPEN      USAZ VAN KAMPEN GROWTH
                                                           FRANCHISE FUND      GROWTH AND INCOME FUND            FUND
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                      ($1,242)         (96)     (2,706)       (650)      (1,232)       (627)
      Realized gains (losses) on investments, net             612           36       3,855          53        4,326          21
      Net change in unrealized appreciation
        (depreciation) on investments                       9,507        2,401      20,820      24,490        8,552       9,226
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                   8,877        2,341      21,969      23,893       11,646       8,620
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                    69,076       12,710      74,754      57,556       29,664      20,785
      Transfers between funds                              22,942        8,951     (7,774)      20,350      (1,780)       5,293
      Surrenders and terminations                         (2,285)           51     (6,934)     (3,306)      (2,297)     (1,090)
      Rescissions                                         (1,356)        (189)     (1,572)     (1,292)        (605)       (630)
      Bonus (recapture)                                       847          164         929         656          375         205
      Other transactions (note 2)                             (8)            -        (46)        (24)         (16)         (8)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions            89,216       21,687      59,357      73,940       25,341      24,555
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                         98,093       24,028      81,326      97,833       36,987      33,175
 Net assets at beginning of period                         24,028            -     145,703      47,870       52,273      19,098
                                                      --------------------------------------------------------------------------
 Net assets at end of period                             $122,121       24,028     227,029     145,703       89,260      52,273
                                                      --------------------------------------------------------------------------


                 See accompanying notes to financial statements
                                        53

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                          VAN KAMPEN LIT
                                                          EMERGING GROWTH           VAN KAMPEN LIT       VAN KAMPEN LIT GROWTH
                                                             PORTFOLIO          ENTERPRISE PORTFOLIO     AND INCOME PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004         2003        2004        2003         2004        2003
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets:
    Operations:
      Investment income (loss), net                        ($134)        (147)         (4)         (3)         (10)        (10)
      Realized gains (losses) on investments, net           (241)        (523)        (27)        (54)           43        (34)
      Net change in unrealized appreciation
        (depreciation) on investments                         714        2,533          34         124          136         393
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
          from operations                                     339        1,863           3          67          169         349
                                                      --------------------------------------------------------------------------

    Contract Transactions-All Products (note 5)
      Purchase payments                                        35            -           -           -            -           -
      Transfers between funds                               (966)        (822)        (20)        (57)        (202)        (96)
      Surrenders and terminations                           (678)        (633)        (19)        (14)        (294)        (98)
      Rescissions                                               -          (1)           -           -            -           -
      Bonus (recapture)                                       (2)          (3)           -           -            -         (1)
      Other transactions (note 2)                             (4)          (5)           -           -          (1)         (1)
                                                      --------------------------------------------------------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions           (1,615)      (1,464)        (39)        (71)        (497)       (196)
                                                      --------------------------------------------------------------------------
 Increase (decrease) in net assets                        (1,276)          399        (36)         (4)        (328)         153
 Net assets at beginning of period                          8,731        8,332         305         309        1,641       1,488
                                                      --------------------------------------------------------------------------
 Net assets at end of period                               $7,455        8,731         269         305        1,313       1,641
                                                      --------------------------------------------------------------------------
                 See accompanying notes to financial statements
                                        54

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (CONTINUED)

STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
  (IN THOUSANDS)

                                                          TOTAL ALL FUNDS
                                                      -------------------------
                                                           2004         2003
                                                      -------------------------
 Increase (decrease) in net assets:
    Operations:

      Investment income (loss), net                     ($18,946)       40,260

      Realized gains (losses) on investments, net         126,826    (118,667)
      Net change in unrealized appreciation

        (depreciation) on investments                     971,323    1,497,875
                                                      -------------------------
        Net increase (decrease) in net assets
          from operations                               1,079,203    1,419,468
                                                      -------------------------

    Contract Transactions-All Products (note 5)

      Purchase payments                                 3,880,435    2,170,848

      Transfers between funds                           (139,595)      296,920

      Surrenders and terminations                       (812,445)    (653,526)

      Rescissions                                        (89,688)     (50,296)

      Bonus (recapture)                                    47,669       27,584

      Other transactions (note 2)                         (3,143)      (2,646)
                                                      -------------------------
        Net increase (decrease) in net assets
           resulting from contract transactions         2,883,233    1,788,884
                                                      -------------------------
 Increase (decrease) in net assets
                                                        3,962,436    3,208,352

 Net assets at beginning of period                      8,233,693    5,025,341
                                                      -------------------------

 Net assets at end of period                          $12,196,129    8,233,693
                                                      -------------------------

                 See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2004

1.  ORGANIZATION

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business that Allianz Life may conduct.

The Variable Account's sub-accounts invest, at net asset values, in one or more of select portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Davis Variable Account Fund, Inc., Dreyfus Service Corporation, Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds), J.P. Morgan Series Trust II, Legg Mason Funds Management Inc., Oppenheimer Variable Account Funds, Pacific Investment Management Company, Prudential Investments Fund Management, LLC, Seligman Portfolios, Inc., USAllianz Advisers, LLC, Van Kampen Life Investment Trust and William Blair & Company LLC, in accordance with the selection made by the contract owner. Not all portfolios are available as investment options for the products that comprise the Variable Account. The investment advisers and Specialist Manager for each portfolio are listed in the following table.


     PORTFOLIO                                  INVESTMENT ADVISER            SPECIALIST MANAGER \ ADVISER
     ---------                                  ------------------            ----------------------------
     AIM V.I. Capital Appreciation Fund         AIM Advisors, Inc.                   N\A
     AIM V.I. Growth Fund                       AIM Advisors, Inc.                   N\A
     AIM V.I. International Growth Fund         AIM Advisors, Inc.                   N\A
     AIM V.I. Premier Equity Fund               AIM Advisors, Inc.                   N\A
     Alger American Growth Portfolio            Fred Alger Management, Inc.          N\A
     Alger American Leveraged AllCap Portfolio  Fred Alger Management, Inc.          N\A
     Alger American MidCap Growth Portfolio     Fred Alger Management, Inc.          N\A
     Alger American Small Capitalization        Fred Alger Management, Inc.          N\A
     Portfolio
     Davis VA Financial Portfolio               Davis Selected Advisers, LP          N\A
     Davis VA Real Estate Portfolio             Davis Selected Advisers, LP          N\A
     Davis VA Value Portfolio                   Davis Selected Advisers, LP          N\A
     Dreyfus IP Small Cap Stock Index           The Dreyfus Corporation              N\A
     Portfolio*
     Dreyfus Stock Index Fund*                  The Dreyfus Corporation              N\A
     Franklin Global Communications Securities  Franklin Advisers, Inc.              N\A
     Fund*
     Franklin Growth and Income Securities      Franklin Advisers, Inc.              N\A
     Fund *
     Franklin High Income Fund*                 Franklin Advisers, Inc.              N\A
     Franklin Income Securities Fund*           Franklin Advisers, Inc.              N\A
     Franklin Large Cap Growth Securities Fund* Franklin Advisers, Inc.              N\A
     Franklin Money Market Fund*                Franklin Advisers, Inc.              N\A
     Franklin Real Estate Fund*                 Franklin Advisers, Inc.              N\A
     Franklin Rising Dividends Securities Fund  Franklin Advisory Services, LLC      N\A
     *
     Franklin Small Cap Fund *                  Franklin Advisers, Inc.              N\A
     Franklin Small Cap Value Securities Fund*  Franklin Advisory Services, LLC      N\A
     Franklin U.S. Government Fund *            Franklin Advisory Services, LLC      N\A
     Franklin Zero Coupon Fund 2005             Franklin Advisers, Inc.              N\A
     Franklin Zero Coupon Fund 2010             Franklin Advisers, Inc.              N\A
     J.P. Morgan International Opportunities    J.P. Morgan Investment Management    N\A
     Portfolio                                  Inc.                                 N/A
     J.P.  Morgan U.S. Large Cap Core Equity    J.P. Morgan  Investment  Management
     Portfolio                                  Inc.                                 N/A
     Jennison 20/20 Focus Portfolio*            Prudential Investments Fund
                                                Management, LLC                      N/A
     Mutual Discovery Securities Fund *         Franklin Mutual Advisers, LLC        N\A
     Mutual Shares Securities Fund *            Franklin Mutual Advisers, LLC        N\A
     Oppenheimer Global Securities Fund/VA      OppenheimerFunds, Inc.               N\A

                                       56

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


1.       ORGANIZATION (CONTINUED)

     PORTFOLIO                                  INVESTMENT ADVISER                   SPECIALIST MANAGER \ ADVISER
     ---------                                  ------------------                   ----------------------------
     Oppenheimer High Income Fund/VA            OppenheimerFunds, Inc.               N\A
     Oppenheimer Main Street Fund/VA            OppenheimerFunds, Inc.               N\A
     PIMCO VIT All Asset Portfolio              Pacific Investment Management        N\A
                                                Company
     PIMCO VIT High Yield Portfolio             Pacific Investment Management        N\A
                                                Company
     PIMCO VIT Real Return Portfolio            Pacific Investment Management        N\A
                                                Company
     PIMCO VIT StocksPLUS Growth and Income     Pacific Investment Management        N\A
     Portfolio                                  Company
     PIMCO VIT Total Return Portfolio           Pacific Investment Management        N\A
                                                Company
     Seligman Global Technology Portfolio       J & W Seligman & Co. Inc.            N\A
     Seligman Small-Cap Value Portfolio         J & W Seligman & Co. Inc.            N\A
     SP Strategic Partners Focused Growth       Prudential Investments Fund          N\A
     Portfolio *                                Management , LLC
     SP William Blair International Growth      William Blair & Company, LLC         N\A
     Portfolio*
     Templeton Asset Strategy Fund*             Templeton Global Advisors Limited    N\A
     Templeton Developing Markets Securities    Templeton Asset Management Ltd.      N\A
     Fund *
     Templeton Foreign Securities Fund*         Franklin Advisers, Inc.              N\A
     Templeton Global Income Securities Fund*   Franklin Advisers, Inc.              N\A
     Templeton Growth Securities Fund *         Templeton Global Advisors Limited    N\A
     USAZ AIM Basic Value Fund*                 USAllianz Advisers, LLC              A I M Capital Management, Inc.
     USAZ AIM Blue Chip Fund*                   USAllianz Advisers, LLC              A I M Capital Management, Inc.
     USAZ AIM Dent Demographic Trends Fund*     USAllianz Advisers, LLC              A I M Capital Management, Inc.
     USAZ AIM International Equity Fund*        USAllianz Advisers, LLC              A I M Capital Management, Inc.
     USAZ Davis NY Venture Fund *               USAllianz Advisers, LLC              Davis Selected Advisers, L.P.
     USAZ Dreyfus Founders Growth and Income    USAllianz Advisers, LLC              Founders Asset Management, LLC
     Fund *
     USAZ Dreyfus Premier Small Cap Value Fund* USAllianz Advisers, LLC              The Dreyfus Corporation
     USAZ Legg Mason Value Fund*                USAllianz Advisers, LLC              Legg Mason Funds Management, Inc.
     USAZ Money Market Fund *                   USAllianz Advisers, LLC              Prudential Investment Management, Inc.
     USAZ Oppenheimer Emerging Growth Fund*     USAllianz Advisers, LLC              OppenheimerFunds, Inc.
     USAZ Oppenheimer Emerging Technologies     USAllianz Advisers, LLC              OppenheimerFunds, Inc.
     Fund*
     USAZ Oppenheimer Global Fund*              USAllianz Advisers, LLC              OppenheimerFunds, Inc.
     USAZ Oppenheimer International Growth      USAllianz Advisers, LLC              OppenheimerFunds, Inc.
     Fund*
     USAZ Oppenheimer Main Street Fund*         USAllianz Advisers, LLC              OppenheimerFunds, Inc.
     USAZ PIMCO NFJ Small Cap Value Fund*       USAllianz Advisers, LLC              Allianz Dresdner Asset Management of
                                                                                     America L.P
     USAZ PIMCO PEA Renaissance Fund *          USAllianz Advisers, LLC              Allianz Dresdner Asset Management of
                                                                                     America L.P
     USAZ PIMCO PEA Value Fund *                USAllianz Advisers, LLC              Allianz Dresdner Asset Management of
                                                                                     America L.P
     USAZ Van Kampen Aggressive Growth Fund *   USAllianz Advisers, LLC              Van Kampen Investment Advisory Corp.
     USAZ Van Kampen Comstock Fund *            USAllianz Advisers, LLC              Van Kampen Asset Management, Inc.
     USAZ Van Kampen Emerging Growth Fund *     USAllianz Advisers, LLC              Van Kampen Asset Management, Inc
     USAZ Van Kampen Equity and Income Fund*    USAllianz Advisers, LLC              Van Kampen Asset Management, Inc
     USAZ Van Kampen Global Franchise Fund*     USAllianz Advisers, LLC              Van Kampen Asset Management, Inc
     USAZ Van Kampen Growth and Income Fund *   USAllianz Advisers, LLC              Van Kampen Asset Management, Inc.
     USAZ Van Kampen Growth Fund *              USAllianz Advisers, LLC              Van Kampen Investment Advisory Corp.
     Van Kampen LIT Emerging Growth Portfolio * Van Kampen Asset Management, Inc.    N\A
     Van Kampen LIT Enterprise Portfolio        Van Kampen Asset Management, Inc.    N\A
     Van Kampen LIT Growth and Income Portfolio Van Kampen Asset Management, Inc.    N\A

        * Portfolio contains class 2 shares that assess 12b-1 fees.
        The investment adviser of this fund is an affiliate of Allianz Life and is paid an investment management fee by the fund.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


2.     SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments of the Variable Account are valued daily at market value using net asset values provided by the investment advisers of the portfolios.

Realized investment gains include realized gain distributions received from the respective portfolios and gains on the sale of portfolio shares as determined by the average cost method. Realized gain distributions are reinvested in the respective portfolios. Dividend distributions received from the portfolios are reinvested in additional shares of the portfolios and are recorded as income to the Variable Account on the ex-dividend date.

Three Fixed Account investment options are available to deferred annuity contract owners. A Flexible Fixed Option is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Rewards, USAllianz Alterity, and USAllianz Charter deferred annuity contract owners. Fixed Period Accounts are available to USAllianz High Five and USAllianz High Five Bonus contract owners, and a Dollar Cost Averaging Option is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Rewards, USAllianz Alterity, USAllianz High Five, and USAllianz High Five Bonus deferred annuity contract owners. These accounts are comprised of equity and fixed income investments that are part of the general assets of Allianz Life. The liabilities of the Fixed Accounts are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Accounts is 3%.

Available investment options, including the date the investment option was available for each product, as of December 31, 2004 are listed in the following table:


                                                                                   USALLIANZ                     USALLIANZ VALUEMARK
                                  USALLIANZ USALLIANZ USALLIANZ USALLIANZ USALLIANZ  HIGH     USALLIANZ VALUEMARK VALUEMARK  INCOME
PORTFOLIO                         ALTERITY  CHARTER  CHARTER  DIMENSIONS HIGH FIVE  FIVE      REWARDS    II AND       IV       PLUS
                                                        II                           BONUS                III
                                  --------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio       2/1/2000 1/26/20015/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000  5/1/2002  5/1/2002 5/1/2002
Dreyfus IP Small Cap Stock Index   5/1/2002 5/1/2002 5/1/2003        N/A 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
Portfolio
Dreyfus Stock Index Fund           5/1/2002 5/1/2002 5/1/2003   5/1/2002 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
Franklin Global Communications    11/5/2001 1/6/1999 5/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 1/24/1989  2/3/1997 7/1/1994
Securities Fund
Franklin Growth and Income         2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 1/24/1989  2/3/1997 7/1/1994
Securities Fund
Franklin High Income Fund         11/5/2001 1/6/1999 5/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 1/24/1989  2/3/1997 7/1/1994
Franklin Income Securities Fund   11/5/2001 1/6/1999 10/6/2003 11/5/2001 10/25/2002 5/3/2004 11/5/2001 1/24/1989  2/3/1997 7/1/1994
Franklin Large Cap Growth         11/5/2001 1/6/1999 5/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001  5/1/1996  2/3/1997 5/1/1996
Securities Fund
Franklin Real Estate Fund         11/5/2001 1/6/1999 5/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 1/24/1989  2/3/1997 7/1/1994
Franklin Rising Dividends         2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 1/27/1992  2/3/1997 7/1/1994
Securities Fund
Franklin Small Cap Fund            2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 11/1/1995  2/3/1997 11/1/1995
Franklin Small Cap Value          11/5/2001 1/6/1999 5/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001  5/1/1998  5/1/1998 5/1/1998
Securities Fund
Franklin U.S. Government Fund      2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 3/14/1989  2/3/1997 5/1/2001
Franklin Zero Coupon Fund 2005    11/5/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 3/14/1989  2/3/1997 5/1/2001
Franklin Zero Coupon Fund 2010    11/5/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 3/14/1989  2/3/1997 5/1/2001
Jennison 20/20 Focus Portfolio     5/1/2002 5/1/2002 5/1/2003        N/A 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
Mutual Discovery Securities Fund   2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 11/8/1996  2/3/1997 11/8/1996
Mutual Shares Securities Fund      2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 11/8/1996  2/3/1997 11/8/1996
Oppenheimer High Income Fund/VA    2/1/2000 1/26/20015/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000  5/1/2002  5/1/2002 5/1/2002
PIMCO VIT All Asset Portfolio      5/3/2004      N/A 5/3/2004        N/A  5/3/2004  5/3/2004  5/3/2004  5/3/2004  5/3/2004 5/3/2004
PIMCO VIT High Yield Portfolio     2/1/2000 1/26/20015/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 11/5/2001 11/5/2001 11/5/2001
PIMCO VIT Real Return Portfolio    5/1/2003      N/A 5/1/2003        N/A  5/1/2003  5/3/2004  5/1/2003  5/1/2003  5/1/2003 5/1/2003
PIMCO VIT Total Return Portfolio   2/1/2000 1/26/20015/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 11/5/2001 11/5/2001 11/5/2001

                                       58

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.    SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)
INVESTMENTS (CONTINUED)


                                                                                   USALLIANZ
                                  USALLIANZ USALLIANZ USALLIANZ USALLIANZ  USALLIANZ HIGH    USALLIANZ VALUEMARK USALLIANZ VALUEMARK
PORTFOLIO                         ALTERITY  CHARTER   CHARTER   DIMENSIONS HIGH FIVE FIVE     REWARDS    II AND   VALUEMARK INCOME
                                                        II                           BONUS                III       IV       PLUS
                                  --------------------------------------------------------------------------------------------------
SP Strategic Partners Focused     12/15/200012/15/2005/1/2003   3/5/2001 10/25/2002 5/3/2004 12/15/200012/15/200012/15/20005/1/2001
Growth Portfolio
SP William Blair International    12/15/200012/15/2005/1/2003   3/5/2001 10/25/2002 5/3/2004 12/15/200012/15/200012/15/20005/1/2001
Growth Portfolio
Templeton Developing Markets       2/1/2000 1/6/1999 5/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2000 3/15/1994  2/3/1997 7/1/1994
Securities Fund
Templeton Foreign Securities Fund 11/5/2001 1/6/1999 10/6/2003 11/5/2001 10/25/2002 5/3/2004 11/5/2001 1/27/1992  2/3/1997 7/1/1994
Templeton Growth Securities Fund   2/1/2000 1/6/1999 10/6/2003  3/5/2001 10/25/2002 5/3/2004  5/5/2000 3/15/1994  2/3/1997 7/1/1994
USAZ AIM Basic Value Fund          5/1/2002 5/1/2002 5/1/2003        N/A 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
USAZ AIM Blue Chip Fund            5/1/2002 5/1/2002 5/1/2003        N/A 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
USAZ AIM Dent Demographic Trends   5/1/2002 5/1/2002 5/1/2003        N/A 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
Fund
USAZ AIM International Equity Fund 5/1/2002 5/1/2002 5/1/2003        N/A 10/25/2002 5/3/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
USAZ Davis NY Venture Fund        11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Dreyfus Founders Growth and  11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
Income
USAZ Dreyfus Premier Small Cap     5/3/2004      N/A 5/3/2004        N/A  5/3/2004  5/3/2004  5/3/2004  5/3/2004  5/3/2004 5/3/2004
Value Fund
USAZ Legg Mason Value Fund        11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Money Market Fund             2/1/2000 11/5/20015/1/2003   3/5/2001 10/25/2002 5/3/2004  5/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Oppenheimer Emerging Growth    5/1/2002 5/1/2002 5/1/2003        N/A  5/1/2002  5/1/2004  5/1/2002  5/1/2002  5/1/2002 5/1/2002
Fund
USAZ Oppenheimer Emerging         11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
Technologies
USAZ Oppenheimer Global Fund       5/3/2004      N/A 5/3/2004        N/A  5/3/2004  5/3/2004  5/3/2004  5/3/2004  5/3/2004 5/3/2004
USAZ Oppenheimer International    11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
Growth Fund
USAZ Oppenheimer Main Street Fund  5/3/2004      N/A 5/3/2004        N/A  5/3/2004  5/3/2004  5/3/2004  5/3/2004  5/3/2004 5/3/2004
USAZ PIMCO NFJ Small Cap Value     5/1/2003      N/A 5/1/2003        N/A  5/1/2003  5/3/2004  5/1/2003  5/1/2003  5/1/2003 5/1/2003
Fund
USAZ PIMCO PEA Renaissance Fund   11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ PIMCO PEA Value Fund         11/6/2001 11/5/20015/1/2003  11/5/2001 10/25/2002 5/3/2004 11/5/2001 11/5/2001 11/5/2001 11/5/2001
USAZ Van Kampen Aggressive Growth  5/1/2001 5/1/2001 5/1/2003   5/1/2001 10/25/2002 5/3/2004  5/1/2001  5/1/2001  5/1/2001 5/1/2001
Fund
USAZ Van Kampen Comstock Fund      5/1/2001 5/1/2001 5/1/2003   5/1/2001 10/25/2002 5/3/2004  5/1/2001  5/1/2001  5/1/2001 5/1/2001
USAZ Van Kampen Emerging Growth    5/1/2001 5/1/2001 5/1/2003   5/1/2001 10/25/2002 5/3/2004  5/1/2001  5/1/2001  5/1/2001 5/1/2001
Fund
USAZ Van Kampen Equity and Income  5/3/2004      N/A 5/3/2004        N/A  5/3/2004  5/3/2004  5/3/2004  5/3/2004  5/3/2004 5/3/2004
Fund
USAZ Van Kampen Global Franchise   5/1/2003      N/A 5/1/2003        N/A  5/1/2003  5/3/2004  5/1/2003  5/1/2003  5/1/2003 5/1/2003
Fund
USAZ Van Kampen Growth and Income  5/1/2001 5/1/2001 5/1/2003   5/1/2001 10/25/2002 5/3/2004  5/1/2001  5/1/2001  5/1/2001 5/1/2001
Fund
USAZ Van Kampen Growth Fund        5/1/2001 5/1/2001 5/1/2003   5/1/2001 10/25/2002 5/3/2004  5/1/2001  5/1/2001  5/1/2001 5/1/2001


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS (CONTINUED)


During the years ended December 31, 2004 and 2003, several portfolios changed their name as summarized, with the effective date of the change, in the following table.

CURRENT PORTFOLIO NAME                                  PRIOR PORTFOLIO NAME                          EFFECTIVE DATE
----------------------                                  --------------------                          --------------
J.P. Morgan U.S. Large Cap Core Equity Portfolio        J.P. Morgan US Disciplined Equity Portfolio   May 1, 2003
Oppenheimer Main Street Fund/VA                         Oppenheimer Main Street Growth & Income       May 1, 2003
                                                        Fund/VA
USAZ AllianceBernstein Growth and Income Fund           USAZ Alliance Capital Growth and Income Fund  May 1, 2003
USAZ AllianceBernstein Large Cap Growth Fund            USAZ Alliance Capital Large Cap Growth Fund   May 1, 2003
USAZ PIMCO PEA Growth & Income Fund                     USAZ PIMCO Growth & Income Fund               May 1, 2003
USAZ PIMCO PEA Renaissance Fund                         USAZ PIMCO Renaissance Fund                   May 1, 2003
USAZ PIMCO PEA Value Fund                               USAZ PIMCO Value Fund                         May 1, 2003
USAZ AllianceBernstein Technology Fund                  USAZ Alliance Capital Technology Fund         May 1, 2003
USAZ Oppenheimer Emerging Technologies Fund             USAZ AllianceBernstein Technology Fund        December 8, 2003
USAZ Dreyfus Founders Growth and Income Fund            USAZ AllianceBernstein Large Cap Growth Fund  March 8, 2004
USAZ Davis NY Venture Fund                              USAZ AllianceBernstein Growth and Income Fund March 8, 2004
USAZ Oppenheimer International Growth Fund              USAZ Templeton Developed Markets              March 8, 2004
SP William Blair International Growth Portfolio         SP Jennison International Growth Portfolio    May 3, 2004
USAZ Legg Mason Value Fund                              USAZ PIMCO PEA Growth and Income Fund         July 27, 2004


During the years ended December 31, 2004 and 2003, several portfolios were closed to new money. The portfolio names and effective date of the closures are summarized in the following table.

PORTFOLIO                                               DATE CLOSED
---------                                               -----------
Franklin Income Securities Fund**                       May 1, 2003
PIMCO VIT StocksPLUS Growth and Income Portfolio        May 1, 2003
Templeton Foreign Securities Fund**                     May 1, 2003
Templeton Growth Securities Fund**                      May 1, 2003
Davis VA Value Portfolio                                May 1, 2004
Oppenheimer Global Securities Fund/VA                   May 1, 2004
Oppenheimer Main Street Fund/VA                         May 1, 2004
Seligman Small-Cap Value Portfolio                      May 1, 2004

 ** Portfolios were re-opened effective October 6, 2003, in all products available in Variable Account B.

During the years ended December 31, 2004 and 2003,  several  portfolios  merged.
The portfolio names and effective date of the mergers are summarized in the following table.

CLOSED PORTFOLIO                                        RECEIVING PORTFOLIO                             DATE MERGED
----------------                                        -------------------                             -----------
Franklin  S&P 500 Index Fund                            Dreyfus Stock Index Fund                        April 4, 2003
Franklin Technology Securities Fund                     Franklin Small Cap Fund                         April 30, 2003
Franklin Aggressive Growth Securities Fund              Franklin Small Cap Fund                         April 30, 2004

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


CONTRACTS IN ANNUITY PAYMENT PERIOD

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3%, 5%, or 7%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account. The assets for these annuitized contracts are listed in footnote six as Deferred Variable Annuities.

PREMIUM BONUS

A premium bonus is awarded to the contract owner of the USAllianz Rewards and USAllianz High Five Bonus products at the time of deposit. The bonus paid is based on the following schedule.


                                        USALLIANZ REWARDS   USALLIANZ HIGH
                                                              FIVE BONUS

     NET DEPOSIT                           BONUS PAID         BONUS PAID
     -----------                           ----------         ----------
     $15,000 to 24,999                         4%                 3%
     $25,000 to 99,999                         5%                 4%
     $100,000 to 999,999                       6%                 5%
     $1,000,000 to 4.999 million               7%                 6%
     $5,000,000 or more                        8%                 7%

The bonus is vested over three years, therefore if the contract owner surrenders the policy before the full vesting period a portion of the bonus can be lost. The accumulated gain/loss on the bonus is 100% vested as it is earned. The vesting rates are presented in the following schedule.


                                     USALLIANZ REWARDS    USALLIANZ HIGH
                                                           FIVE BONUS

     MONTHS FOLLOWING DEPOSIT          AMOUNT VESTED      AMOUNT VESTED
     ------------------------          -------------      -------------
     0 to 12                                0%                  0%
     13 to 24                               35%                35%
     25 to 36                               70%                70%
     37+                                   100%                100%

EXPENSES

ASSET BASED EXPENSES

A mortality and expense risk charge and an administrative charge are deducted from the Variable Account on a daily basis. The charges, on an annual basis, are summarized in the following table.

                                                                      Mortality and Expense        Administrative
CONTRACT                                                                   RISK CHARGE                 CHARGE
--------                                                                   -----------                 ------
USAllianz Alterity Enhanced - Option 1                                        1.75%                     0.15%
USAllianz Alterity Enhanced - Option 3                                        1.65%                     0.15%
USAllianz Alterity Enhanced - Option 4                                        1.80%                     0.15%
USAllianz Alterity Enhanced - Option 5                                        2.25%                     0.15%
USAllianz Alterity Optional - Option 1                                        1.55%                     0.15%
USAllianz Alterity Optional - Option 2                                        1.75%                     0.15%
USAllianz Alterity Optional - Option 3                                        1.65%                     0.15%
USAllianz Alterity Optional - Option 4                                        1.85%                     0.15%
USAllianz Alterity Optional - Option 5                                        2.30%                     0.15%
USAllianz Alterity Traditional - Option 1                                     1.25%                     0.15%

                                       61

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)
                                                                      Mortality and Expense        Administrative
CONTRACT                                                                   RISK CHARGE                 CHARGE
--------                                                                   -----------                 ------
USAllianz Alterity Traditional - Option 2                                     1.45%                     0.15%
USAllianz Alterity Traditional - Option 3                                     1.35%                     0.15%
USAllianz Alterity Traditional - Option 4                                     1.55%                     0.15%
USAllianz Alterity Traditional - Option 5                                     2.05%                     0.15%
USAllianz Charter (Enhanced)                                                  1.20%                     0.15%
USAllianz Charter (Traditional)                                               1.00%                     0.15%
USAllianz Charter II - Option 1                                               1.75%                     0.00%
USAllianz Charter II - Option 2                                               2.05%                     0.00%
USAllianz Charter II - Option 3                                               2.05%                     0.00%
USAllianz Charter II - Option 4                                               1.95%                     0.00%
USAllianz Charter II - Option 5                                               2.20%                     0.00%
USAllianz Charter II - Option 6                                               2.25%                     0.00%
USAllianz Charter II - Option 7                                               2.45%                     0.00%
USAllianz Charter II - Option 8                                               2.65%                     0.00%
USAllianz Charter II - Option 9                                               2.70%                     0.00%
USAllianz Dimensions - Option 1                                               1.50%                     0.00%
USAllianz Dimensions - Option 2                                               1.70%                     0.00%
USAllianz Dimensions - Option 3                                               1.80%                     0.00%
USAllianz Dimensions - Option 4                                               2.00%                     0.00%
USAllianz Dimensions - Option 5                                               1.70%                     0.00%
USAllianz Dimensions - Option 6                                               1.90%                     0.00%
USAllianz High Five (Enhanced)                                                1.60%                     0.00%
USAllianz High Five (Traditional)                                             1.40%                     0.00%
USAllianz High Five Bonus (Enhanced)                                          1.75%                     0.15%
USAllianz High Five Bonus (Traditional)                                       1.55%                     0.15%
USAllianz Rewards Enhanced - Option 1                                         1.70%                     0.15%
USAllianz Rewards Enhanced - Option 2                                         1.80%                     0.15%
USAllianz Rewards Enhanced - Option 3                                         2.00%                     0.15%
USAllianz Rewards Enhanced - Option 4                                         1.85%                     0.15%
USAllianz Rewards Enhanced - Option 5                                         2.00%                     0.15%
USAllianz Rewards Enhanced - Option 6                                         2.45%                     0.15%
USAllianz Rewards Enhanced - Option 7                                         1.90%                     0.15%
USAllianz Rewards Enhanced - Option 8                                         2.40%                     0.15%
USAllianz Rewards Traditional - Option 1                                      1.50%                     0.15%
USAllianz Rewards Traditional - Option 2                                      1.80%                     0.15%
USAllianz Rewards Traditional - Option 4                                      1.55%                     0.15%
USAllianz Rewards Traditional - Option 5                                      1.75%                     0.15%
USAllianz Rewards Traditional - Option 6                                      2.25%                     0.15%
USAllianz Rewards Traditional - Option 7                                      1.70%                     0.15%
USAllianz Rewards Traditional - Option 8                                      2.20%                     0.15%
USAllianz Valuemark II                                                        1.25%                     0.15%
USAllianz Valuemark III                                                       1.25%                     0.15%
USAllianz Valuemark Income Plus                                               1.25%                     0.15%
USAllianz Valuemark IV - Option 1                                             1.34%                     0.15%
USAllianz Valuemark IV - Option 2                                             1.64%                     0.15%
USAllianz Valuemark IV - Option 3                                             1.44%                     0.15%
USAllianz Valuemark IV - Option 4                                             1.74%                     0.15%
USAllianz Valuemark IV - Option 5                                             1.60%                     0.15%
USAllianz Valuemark IV - Option 6                                             1.90%                     0.15%
USAllianz Valuemark IV - Option 7                                             1.90%                     0.15%
USAllianz Valuemark IV - Option 8                                             1.75%                     0.15%
USAllianz Valuemark IV - Option 9                                             2.00%                     0.15%
USAllianz Valuemark IV - Option 10                                            2.05%                     0.15%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

The M&E charge and administrative charge for USAllianz Alterity can be summarized as follows:

USAllianz Alterity provides a Traditional Guaranteed Minimum Protection Benefit (Traditional GMPB). The contract holder can elect the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB), the Enhanced Guaranteed Minimum Income Benefit (Enhanced GMIB) or both (together, Enhanced Guaranteed Minimum Protection Benefit (Enhanced GMPB). These features provide for a guaranteed death benefit and a guaranteed annuity income benefit (which provides for guaranteed minimum payments during the Payout Phase.)


                                                   Charges for   Charges for   Charges for   Charges for   Charges for
                                                    Contract       Contract      Contract      Contract      Contract
(INCLUDES 0.15% OF ADMINISTRATION CHARGE)             with           with          with          with          with
                                                   Traditional     Enhanced      No GMIB     Traditional     Enhanced
                                                      GMIB           GMIB                        GMIB          GMIB
------------------------------------------------- -------------- ------------- ------------- ------------- -------------
------------------------------------------------- -------------- ------------- ------------- ------------- -------------

Traditional Guaranteed Minimum Death Benefit          1.40%         1.70%         1.50%         1.70%         2.20%
                                                  (Traditional   (Optional -   (Traditional  (Traditional  (Traditional
                                                   - Option 1)    Option 1)    - Option 3)   - Option 4)   - Option 5)


Earnings  Protection  Guaranteed  Minimum  Death      1.60%         1.90%         1.80%         2.00%         2.45%
Benefit                                           (Traditional   (Optional -   (Optional -   (Optional -   (Optional -
                                                   -Option 2)     Option 2)     Option 3)     Option 4)     Option 5)

Enhanced Guaranteed Minimum Death Benefit             1.70%          1.90%         1.80%         1.95%         2.40%
                                                   (Optional -     (Enhanced     (Enhanced     (Enhanced     (Enhanced
                                                    Option 1)    - Option 1)   - Option 3)   - Option 4)   - Option 5)


The M&E charge and administrative charge for USAllianz Rewards can be summarized as follows:

USAllianz Rewards provides a Traditional Guaranteed Minimum Death Benefit (Traditional GMDB). The contract holder can elect the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB), the Enhanced Guaranteed Minimum Income Benefit (Enhanced GMIB) or both (together, Enhanced Guaranteed Minimum Death Benefit/Enhanced Guaranteed Minimum Income Benefit). These features provide for a guaranteed death benefit and a guaranteed annuity income benefit (which provides for guaranteed minimum payments during the Payout Phase.) The enhanced GMIB is only available to contracts purchased on or after September 27, 2002.


                      Charges     Charges     Charges for   Charges for   Charges       Charges    Charges     Charges
(INCLUDES 0.15% OF    for         for           Contract      Contract    for             for      for         for
ADMINISTRATION        Contract    Contract        with      without GMIB  Contract     Contract    Contract    Contract
CHARGE)               without     without     Traditional                 with           with      with        with
                         GMIB        GMIB         GMIB                    Traditional  Enhanced    Traditional Enhanced
                                                                            GMIB        GMIB        GMIB        GMIB

--------------------- ----------- ----------- ------------- ------------- ----------- ------------ ---------- ----------
Traditional             1.65%                    1.95%         1.70%        1.90%        2.40%       1.85%         2.35%
Guaranteed   Minimum  (Traditional-         (Traditional-  (Traditional- (Traditional (Traditional- (Traditional-(Traditional-
Death Benefit            Option 1)              Option 2)     Option 4)    Option 5)    Option 6)     Option 7)     Option 8)

Enhanced  Guaranteed    1.85%*      1.95%        2.15%         2.00%        2.15%        2.60%       2.05%         2.55%
Minimum Death        (Enhanced-  (Enhanced-   (Enhanced-    (Enhanced-   (Enhanced-   (Enhanced-     (Enhanced-   (Enhanced-
Benefit                Option 1)  Option 2)     Option 3)     Option 4)   Option 5)     Option 6)     Option 7)     Option 8)

*Enhanced GMDB (pre 9/27/02)

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

The M&E charge and administrative charge for USAllianz Charter II can be summarized as follows:

USAllianz Charter II provides a Traditional Guaranteed Minimum Protection Benefit (Traditional GMPB). The contract holder can elect the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB), the Enhanced Guaranteed Minimum Income Benefit (Enhanced GMIB) or both (together, Enhanced Guaranteed Minimum Protection Benefit (Enhanced GMPB). These features provide for a guaranteed death benefit and a guaranteed annuity income benefit (which provides for guaranteed minimum payments during the Payout Phase.)

                                       Charges for Contract      Charges for Contract with      Charges for Contract
                                           without GMIB               Traditional GMIB           with Enhanced GMIB
----------------------------------- --------------------------- ----------------------------- --------------------------
----------------------------------- --------------------------- ----------------------------- --------------------------
Traditional   Guaranteed   Minimum            1.75%                        1.95%                        2.45%
Death Benefit                               (Option 1)                   (Option 4)                  (Option 7)

Enhanced  Guaranteed Minimum Death            2.05%                        2.20%                        2.65%
Benefit                                     (Option 2)                   (Option 5)                  (Option 8)

Earnings   Protection   Guaranteed            2.05%                        2.25%                        2.70%
Minimum Death Benefit                       (Option 3)                   (Option 6)                  (Option 9)

USAllianz Dimensions offers guaranteed value protection (GVP). The base option of the GVP is the guaranteed principal protector (GPP), which will guarantee the return of principal adjusted for withdrawals. The second option includes the GPP as well as a guaranteed performance accumulator (GPA) which will guarantee locked in gains every ten years, with the minimum guarantee of two times the principal adjusted for withdrawals, at the 20th anniversary.

Along with the guaranteed value protection, USAllianz Dimensions offers three different types of guaranteed minimum death benefits (GMDB). The base coverage GMDB is the return of principal (ROP), which will guarantee the greater of the contract value or principal adjusted for withdrawals. The double principal GMDB guarantees the greater of ROP or highest contract anniversary value through age 80 in contract years one to five. After the fifth contract year, it will guarantee two times the principal adjusted for withdrawals. The last option is the earnings protection GMDB, which will guarantee the greater of the ROP, or the contract value plus an additional 40% (25%, if issue age is greater than 70) of gain on the contract. This amount will be limited to the amount of principal adjusted for withdrawals.

The mortality and expense charge and administration charge for USAllianz Dimensions can be summarized as follows:

                              Return of                     Earnings
                              Principal       Double       Protection
                                GMDB      Principal GMDB      GMDB
---------------------------- ------------ --------------- --------------

Guaranteed Principal             1.50%         1.80%           1.70%
Protector (GPP)              (Option 1)     (Option 3)     (Option 5)

Guaranteed Principal            1.70%         2.00%           1.90%
Accumulator (GPA)            (Option 2)     (Option 4)      (Option 6)


USAllianz Dimensions also includes a pay only with performance provision. If the contract earns less than a 10% gross return (prior to the mortality and expense charge and administration charge) in one year, the contract owner does not have to pay a GVP charge. If the contract earns greater than a 10% gross return in one year, the contract owner will pay an additional 2% to 3% GVP charge.

USAllianz High Five provides for Living Guarantees. These guarantees are the Guaranteed Account Value Benefit (GAV Benefit), the Guaranteed Minimum Income Benefit (GMIB) and the Guaranteed Withdrawal Benefit. There are no additional fees and charges associated with these guarantees. The GAV Benefit guarantees that beginning on your fifth contract anniversary, and on each subsequent contract anniversary until the contract terminates or you begin receiving annuity payments, your contract value will be at least an amount we call the Guaranteed Account Value (GAV) from five years ago, reduced by subsequent withdrawals. The GAV Benefit does not provide any protection until the fifth and subsequent contract anniversaries, and does not lock in any investment gains until at least five years after they occur. The GMIB guarantees a minimum level of income through annuity payments after the fifth contract year. The Guaranteed Withdrawal Benefit guarantees a minimum level of income through partial withdrawals.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

Along with the Living Guarantees, USAllianz High Five provides a Traditional Guaranteed Minimum Death Benefit (Traditional GMDB), or an Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB). These features provide for a guaranteed death benefit.

The mortality and expense charge and administration charge for USAllianz High Five can be summarized as follows:

Guaranteed Income and Death
BENEFIT OPTIONS                 ANNUAL EXPENSES    BENEFIT

Traditional GMDB                      1.40%        The Death Benefit less any premium tax, will be the greater of the contract value or the cumulative purchase payments less partial withdrawals.
Enhanced GMDB                         1.60%        The Death Benefit less any premium tax will be the greatest of the following amounts. The contract value, highest contract anniversary value up to age 80; or purchase payments less partial withdrawals.

High Five contract owners that transfer or withdraw contract value from a fixed period account at any time other than the initial period indicated in the contract or 30 days before the end of the account period will have the value of the withdrawal or transfer adjusted based on a formula called a Market Value
Adjustment or MVA. The Market Value Adjustment formula compares the interest rates credited at the time of investment, to interest rates being credited when the withdrawal or transfer is made. The amount of any Market Value Adjustment can be either positive or negative, depending on the rates that are currently being credited on Fixed Period Accounts.

USAllianz High Five Bonus provides for Living Guarantees. These guarantees are the Guaranteed Account Value Benefit (GAV Benefit), the Guaranteed Minimum
Income Benefit (GMIB) and the Guaranteed Withdrawal Benefit. There are no additional fees and charges associated with these guarantees. The GAV Benefit guarantees that beginning on your fifth contract anniversary, and on each subsequent contract anniversary until the contract terminates or you begin receiving annuity payments, your contract value will be at least an amount we call the Guaranteed Account Value (GAV) from five years ago, reduced by subsequent withdrawals. The GAV Benefit does not provide any protection until the fifth and subsequent contract anniversaries, and does not lock in any investment gains until at least five years after they occur. The GMIB guarantees a minimum level of income through annuity payments after the fifth contract year. The Guaranteed Withdrawal Benefit guarantees a minimum level of income through partial withdrawals.

Along  with  the  Living  Guarantees,  USAllianz  High  Five  Bonus  provides  a
Traditional  Guaranteed Minimum Death Benefit (Traditional GMDB), or an Enhanced
Guaranteed Minimum Death Benefit (Enhanced GMDB). These features provide for a guaranteed death benefit.

The mortality and expense  charge and  administration  charge for USAllianz High
Five Bonus can be summarized as follows:

(INCLUDES 0.15% OF ADMINISTRATION    Total Charge  Benefit
CHARGE)
------------------------------------ ------------- ----------------------------------------------------------------------------
Traditional  Guaranteed  Minimum     1.70%         The Death  Benefit less any premium tax,will be the  greater  of the
  Death  Benefit                                   contract  value or the  cumulative purchase payments less partial withdrawals.
Enhanced Guaranteed Minimum Death    1.90%         The Death Benefit less any premium tax will be the greatest of the
Benefit                                            following amounts. The contract value, highest contract anniversary value up to age 80; or purchase payments less partial withdrawals.

High Five Bonus contract owners that transfer or withdraw contract value from a fixed period account at any time other than the initial period indicated in the contract or 30 days before the end of the account period will have the value of the withdrawal or transfer adjusted based on a formula called a Market Value Adjustment or MVA. The Market Value Adjustment formula compares the interest rates credited at the time of investment, to interest rates being credited when the withdrawal or transfer is made. The amount of any Market Value Adjustment can be either positive or negative, depending on the rates that are currently being credited on Fixed Period Accounts.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

USAllianz Valuemark IV offers the following  Guaranteed Income and Death Benefit
Options:


                               Charges        Charges for       Charges for Contract        Charges for
(INCLUDES 0.15% OF               for       Contract with GMIB        without GMIB           Contract with
ADMINISTRATION CHARGE)        Contract                                                    Traditional GMIB
                               without
                                GMIB
---------------------------- ------------ -------------------- ------------------------ ---------------------
---------------------------- ------------ -------------------- ------------------------ ---------------------
Traditional      Guaranteed     1.49%            1.79%                  1.75%                  1.90%
Minimum Death Benefit         (Option - 1)     (Option - 2)           (Option - 5)            (Option - 8)

Enhanced Guaranteed                                                    2.05%                  2.15%
Minimum Death Benefit                                               (Option - 6)            (Option - 9)

Earnings Protection            1.59%            1.89%                  2.05%                  2.20%
Guaranteed Minimum Death     (Option - 3)    (Option - 4)           (Option - 7)           (Option - 10)
Benefit

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                                                                                                         Alger
                                             AIM V.I.                                                    Alger        American
                                              Capital                        AIM V.I.     AIM V.I.     American      Leveraged
                                           Appreciation   AIM V.I. Growth  International   Premier      Growth         AllCap
                                               Fund             Fund        Growth Fund  Equity Fund   Portfolio     Portfolio
                                          ----------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                   37               12            16          39             5              3
    Alterity Enhanced - Option 3                    -                -             -           -             -              -
    Alterity Enhanced - Option 4                    -                -             -           -             -              -
    Alterity Enhanced - Option 5                    -                -             -           -             -              -
    Alterity Optional - Option 1                   25               13             7          45             4              3
    Alterity Optional - Option 2                    3                -             1           3             -              -
    Alterity Optional - Option 3                    -                -             -           -             -              -
    Alterity Optional - Option 4                    -                -             -           -             -              -
    Alterity Optional - Option 5                    -                -             -           -             -              -
    Alterity Traditional - Option 1                10               10             4          13             5              3
    Alterity Traditional - Option 2                 -                -             -           -             -              -
    Alterity Traditional - Option 3                 -                -             -           -             -              -
    Alterity Traditional - Option 4                 -                -             -           -             -              -
    Alterity Traditional - Option 5                 -                -             -           -             -              -
    Charter Traditional                             -                -             -           1             -              -
    Charter Enhanced                                -                -             -           2             -              -
    Charter II - Option 1                           -                -             -           -             -              -
    Charter II - Option 2                           -                -             -           -             -              -
    Charter II - Option 3                           -                -             -           -             -              -
    Charter II - Option 4                           -                -             -           -             -              -
    Charter II - Option 5                           -                -             -           -             -              -
    Charter II - Option 6                           -                -             -           -             -              -
    Charter II - Option 7                           -                -             -           -             -              -
    Charter II - Option 8                           -                -             -           -             -              -
    Charter II - Option 9                           -                -             -           -             -              -
    High Five Traditional                           -                -             -           -             -              -
    High Five Enhanced                              -                -             -           -             -              -
    Dimensions - Option 1                           -                -             -           -             -              -
    Dimensions - Option 2                           -                -             -           -             -              -
    Dimensions - Option 3                           -                -             -           1             -              -
    Dimensions - Option 4                           1                -             1           1             -              -
    Dimensions - Option 5                           -                -             -           -             -              -
    Dimensions - Option 6                           -                -             -           -             -              -
    High Five Bonus Traditional                     -                -             -           -             -              -
    High Five Bonus Enhanced                        -                -             -           -             -              -
    Rewards Enhanced - Option 1                    18                9             3          15             7              4
    Rewards Enhanced - Option 2                     -                -             -           -             -              -
    Rewards Enhanced - Option 3                     -                -             -           -             -              -
    Rewards Enhanced - Option 4                     -                -             -           -             -              -
    Rewards Enhanced - Option 5                     -                -             -           -             -              -
    Rewards Enhanced - Option 6                     -                -             -           -             -              -
    Rewards Enhanced - Option 7                     -                -             -           -             -              -
    Rewards Enhanced - Option 8                     -                1             -           4             -              -
    Rewards Traditional - Option 1                 21               18            11          30            15              8
    Rewards Traditional - Option 2                  -                -             -           -             -              -
    Rewards Traditional - Option 4                  -                -             -           -             -              -
    Rewards Traditional - Option 5                  -                -             -           -             -              -
    Rewards Traditional - Option 6                  -                -             -           -             -              -
    Rewards Traditional - Option 7                  -                -             -           -             -              -
    Rewards Traditional - Option 8                  1                1             -           1             1              -
    Valuemark II & III                              -               46             -           -            56             23
    Valuemark IV - Option 1                         -               63             -           -            64             25
    Valuemark IV - Option 2                         -                -             -           -             -              -
    Valuemark IV - Option 3                         -                -             -           -             -              -
    Valuemark IV - Option 4                         -                -             -           -             -              -
    Valuemark IV - Option 5                         -                -             -           -             -              -
    Valuemark IV - Option 6                         -                -             -           -             -              -
    Valuemark IV - Option 7                         -                -             -           -             -              -
    Valuemark IV - Option 8                         -                -             -           -             -              -
    Valuemark IV - Option 9                         -                -             -           -             -              -
    Valuemark IV - Option 10                        -                -             -           -             -              -
                                          ------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------
    Total Expenses                                116              173            43         155           157             69
                                          ------------------------------------------------------------------------------------
                                       67

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                              Alger American   Alger American    Davis VA     Davis VA     Davis VA      Dreyfus IP
                                                                   Small                        Real                     Small Cap
                                               MidCap Growth   Capitalization    Financial     Estate        Value      Stock Index
                                                 Portfolio       Portfolio       Portfolio    Portfolio    Portfolio     Portfolio
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                   59                4           367          12           901            537
    Alterity Enhanced - Option 3                    -                -             1           -             6              4
    Alterity Enhanced - Option 4                    -                -             1           -             2              1
    Alterity Enhanced - Option 5                    -                -            97           -           225            179
    Alterity Optional - Option 1                   59                4           123          15           419            267
    Alterity Optional - Option 2                    7                -            44           -            78             41
    Alterity Optional - Option 3                    -                -             -           -             -              -
    Alterity Optional - Option 4                    -                -             -           -             -              -
    Alterity Optional - Option 5                    -                -            18           -            35             23
    Alterity Traditional - Option 1                21                1            19           4            82             14
    Alterity Traditional - Option 2                 1                -             1           -             3              1
    Alterity Traditional - Option 3                 -                -             3           -            13              7
    Alterity Traditional - Option 4                 -                -             4           -             4              3
    Alterity Traditional - Option 5                 -                -            46           -           142            112
    Charter Traditional                             1                -             2           -            19              3
    Charter Enhanced                                4                -             2           -            11              2
    Charter II - Option 1                           -                -             1           -             3              6
    Charter II - Option 2                           -                -             -           -             -              -
    Charter II - Option 3                           -                -             -           -             -              -
    Charter II - Option 4                           -                -             -           -             1              1
    Charter II - Option 5                           -                -             -           -             -              -
    Charter II - Option 6                           -                -             -           -             -              -
    Charter II - Option 7                           -                -             1           -             5              2
    Charter II - Option 8                           -                -             3           -             6             12
    Charter II - Option 9                           -                -             -           -             3              1
    High Five Traditional                           -                -           112           -           329            301
    High Five Enhanced                              -                -           112           -           268            227
    Dimensions - Option 1                           -                -             -           -             1              -
    Dimensions - Option 2                           -                -             -           -             -              -
    Dimensions - Option 3                           1                -             -           -             2              -
    Dimensions - Option 4                           1                -             -           -             3              -
    Dimensions - Option 5                           -                -             -           -             1              -
    Dimensions - Option 6                           -                -             -           -             -              -
    High Five Bonus Traditional                     -                -             4           -             -              8
    High Five Bonus Enhanced                        -                -             6           -             -              8
    Rewards Enhanced - Option 1                    22                4            34           6            60             14
    Rewards Enhanced - Option 2                     -                -             3           -             8              3
    Rewards Enhanced - Option 3                     -                -            75           -           182            122
    Rewards Enhanced - Option 4                     -                -             3           -             5              4
    Rewards Enhanced - Option 5                     -                -             -           -             -              1
    Rewards Enhanced - Option 6                     -                -           130           -           204            166
    Rewards Enhanced - Option 7                     1                -             1           1             1              -
    Rewards Enhanced - Option 8                     5                -             3           1             3              1
    Rewards Traditional - Option 1                 33                6            35           9           131             31
    Rewards Traditional - Option 2                  -                -            32           -            59             58
    Rewards Traditional - Option 4                  -                -             6           -            33             14
    Rewards Traditional - Option 5                  -                -             2           -             6              2
    Rewards Traditional - Option 6                  -                -            38           -           142            114
    Rewards Traditional - Option 7                  -                -             -           -             2              1
    Rewards Traditional - Option 8                  1                -             5           -             4              2
    Valuemark II & III                              -                -             7           -            38             18
    Valuemark IV - Option 1                         -                -             4           -            50             17
    Valuemark IV - Option 2                         -                -             5           -            23             15
    Valuemark IV - Option 3                         -                -             -           -             -              -
    Valuemark IV - Option 4                         -                -             -           -             1              1
    Valuemark IV - Option 5                         -                -             -           -             2              -
    Valuemark IV - Option 6                         -                -             -           -             1              -
    Valuemark IV - Option 7                         -                -             -           -             -              -
    Valuemark IV - Option 8                         -                -             -           -             1              1
    Valuemark IV - Option 9                         -                -             -           -             -              1
    Valuemark IV - Option 10                        -                -             -           -             -              -
                                           -----------------------------------------------------------------------------------
                                           -----------------------------------------------------------------------------------
    Total Expenses                                216               19         1,350          48         3,518          2,346
                                           -----------------------------------------------------------------------------------

                                       68

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                               Dreyfus Stock      Franklin       Franklin     Franklin     Franklin       Franklin
                                                                                  Global     Growth and
                                                                 Aggressive    Communications  Income                      Income
                                                                   Growth       Securities   Securities   High Income    Securities
                                                Index Fund    Securities Fund      Fund         Fund         Fund           Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                    1,352                -            46         423           139            436
    Alterity Enhanced - Option 3                        6                -             -           5             3              6
    Alterity Enhanced - Option 4                        5                -             -           1             6              2
    Alterity Enhanced - Option 5                      301                -            24         141            81            115
    Alterity Optional - Option 1                      606                -            19         221            81            207
    Alterity Optional - Option 2                      126                -             4          46            23             56
    Alterity Optional - Option 3                        1                -             1           -             -              1
    Alterity Optional - Option 4                        -                -             -           -             -              -
    Alterity Optional - Option 5                       56                -             7          33            20             35
    Alterity Traditional - Option 1                    39                -             1          64            33             41
    Alterity Traditional - Option 2                     1                -             -           4             2              2
    Alterity Traditional - Option 3                     9                -             3          14            20             25
    Alterity Traditional - Option 4                     7                -             1           5             5              4
    Alterity Traditional - Option 5                   203                -            18          86            70             68
    Charter Traditional                                 7                -             1          12            16             58
    Charter Enhanced                                    3                -             1           7             1             23
    Charter II - Option 1                               9                -             1           3            14             11
    Charter II - Option 2                               -                -             -           1             8              2
    Charter II - Option 3                               -                -             -           -             -              -
    Charter II - Option 4                               5                -             -           1             4              2
    Charter II - Option 5                               -                -             -           -             -              -
    Charter II - Option 6                               -                -             -           -             -              -
    Charter II - Option 7                              21                -             1           4             6              6
    Charter II - Option 8                              15                -             1           5            18              4
    Charter II - Option 9                               3                -             -           2             3              2
    High Five Traditional                             624                -            38         205           156            271
    High Five Enhanced                                371                -            27         194           150            246
    Dimensions - Option 1                               -                -             -           -             -              -
    Dimensions - Option 2                               -                -             -           -             -              -
    Dimensions - Option 3                               1                -             -           4             1              -
    Dimensions - Option 4                               -                -             -           2             1              -
    Dimensions - Option 5                               -                -             -           -             -              -
    Dimensions - Option 6                               -                -             -           -             -              -
    High Five Bonus Traditional                        17                -             1          14            16             19
    High Five Bonus Enhanced                           11                -             1          10             7             16
    Rewards Enhanced - Option 1                        30                -             7          48            27             46
    Rewards Enhanced - Option 2                         8                -             3           8             8             20
    Rewards Enhanced - Option 3                       221                -            12          87            61             96
    Rewards Enhanced - Option 4                         9                -             5           9             8             13
    Rewards Enhanced - Option 5                         5                -             -           2             1              1
    Rewards Enhanced - Option 6                       317                -            37         199           125            124
    Rewards Enhanced - Option 7                         -                -             -           -             -              -
    Rewards Enhanced - Option 8                         1                -             1           1             -              5
    Rewards Traditional - Option 1                     88                -             3          72            33             60
    Rewards Traditional - Option 2                     83                -             4          38            18             56
    Rewards Traditional - Option 4                     24                -             5          23            41             21
    Rewards Traditional - Option 5                      2                -             1           9             8              5
    Rewards Traditional - Option 6                    235                -            15         123           112             81
    Rewards Traditional - Option 7                      1                -             -           -             -              -
    Rewards Traditional - Option 8                      2                -             1          10             -              2
    Valuemark II & III                                191                8         1,600       4,256           851          4,528
    Valuemark IV - Option 1                           203                6           185       1,471           631          1,520
    Valuemark IV - Option 2                            19                -             1          23            18             61
    Valuemark IV - Option 3                             -                -             -           -             -              -
    Valuemark IV - Option 4                             2                -             -           6             2              8
    Valuemark IV - Option 5                             1                -             -           4            12              8
    Valuemark IV - Option 6                             -                -             -           2             1              6
    Valuemark IV - Option 7                             -                -             -           -             -              -
    Valuemark IV - Option 8                             1                -             -           1             2              7
    Valuemark IV - Option 9                             1                -             -           1             1              -
    Valuemark IV - Option 10                            -                -             -           -             -              -
                                              ------------------------------------------------------------------------------------
                                              ------------------------------------------------------------------------------------
    Total Expenses                                  5,243               14         2,076       7,900         2,844          8,326
                                              ------------------------------------------------------------------------------------

                                       69

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                              Franklin Large   Franklin Money    Franklin     Franklin     Franklin       Franklin
                                                                                               Rising                    Small Cap
                                                                                              Dividends                    Value
                                                Cap Growth                      Real Estate  Securities    Small Cap     Securities
                                              Securities Fund   Market Fund        Fund         Fund         Fund           Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                     358                -           591       1,072           584            464
    Alterity Enhanced - Option 3                       3                -             9          12             3              6
    Alterity Enhanced - Option 4                       4                -             4           6             1              2
    Alterity Enhanced - Option 5                     162                -           240         335           149            137
    Alterity Optional - Option 1                     213                -           264         586           271            253
    Alterity Optional - Option 2                      39                -            90         120            50             40
    Alterity Optional - Option 3                       -                -             1           1             2              -
    Alterity Optional - Option 4                       -                -             2           2             -              -
    Alterity Optional - Option 5                      40                -            49          68            24             31
    Alterity Traditional - Option 1                   33                -            52         100            53             20
    Alterity Traditional - Option 2                    1                -             2           3             2              1
    Alterity Traditional - Option 3                   13                -            21          29            11              7
    Alterity Traditional - Option 4                    6                -             9          11             3              2
    Alterity Traditional - Option 5                  146                -           151         232           115             87
    Charter Traditional                               10                -            14          19            19             14
    Charter Enhanced                                   7                -             7          15            11              2
    Charter II - Option 1                              4                -             6          11             5              5
    Charter II - Option 2                              -                -             2           4             1              1
    Charter II - Option 3                              -                -             -           -             -              -
    Charter II - Option 4                              1                -             3           4             4              2
    Charter II - Option 5                              -                -             1           1             -              1
    Charter II - Option 6                              -                -             -           -             -              -
    Charter II - Option 7                              2                -             7          12             2              4
    Charter II - Option 8                              8                -             8          13             4              6
    Charter II - Option 9                              1                -             5           3             -              1
    High Five Traditional                            278                -           340         551           173            148
    High Five Enhanced                               221                -           341         489           134            124
    Dimensions - Option 1                              -                -             -           1             -              -
    Dimensions - Option 2                              -                -             -           -             -              -
    Dimensions - Option 3                              1                -             1           2             4              2
    Dimensions - Option 4                              1                -             2           -             1              -
    Dimensions - Option 5                              -                -             -           -             -              -
    Dimensions - Option 6                              -                -             -           -             -              -
    High Five Bonus Traditional                       15                -            19          23             5              8
    High Five Bonus Enhanced                          11                -            13          16             6              8
    Rewards Enhanced - Option 1                       13                -            61          99            43             14
    Rewards Enhanced - Option 2                        7                -            14          17            10              7
    Rewards Enhanced - Option 3                       84                -           159         272           105            104
    Rewards Enhanced - Option 4                        7                -            20          22            13              5
    Rewards Enhanced - Option 5                        1                -             4           4             3              1
    Rewards Enhanced - Option 6                      181                -           310         458           163            135
    Rewards Enhanced - Option 7                        -                -             2           2             -              -
    Rewards Enhanced - Option 8                        -                -             4           5             2              2
    Rewards Traditional - Option 1                    31                -            90         121            69             33
    Rewards Traditional - Option 2                    47                -            85          96            37             37
    Rewards Traditional - Option 4                    20                -            35          38            19             10
    Rewards Traditional - Option 5                     4                -             7           7             3              4
    Rewards Traditional - Option 6                   130                -           161         172            88            102
    Rewards Traditional - Option 7                     -                -             -           -             1              -
    Rewards Traditional - Option 8                     2                -             3          11             3              5
    Valuemark II & III                             1,056              600         1,179       2,706         1,178            202
    Valuemark IV - Option 1                        1,198              226           588       1,141         1,107            219
    Valuemark IV - Option 2                           14                -            25          51            12             31
    Valuemark IV - Option 3                            -                -             -           1             1              -
    Valuemark IV - Option 4                            1                -             5           5             3              4
    Valuemark IV - Option 5                            2                -             3           7             1              1
    Valuemark IV - Option 6                            2                -             -           2             -              -
    Valuemark IV - Option 7                            -                -             -           -             -              -
    Valuemark IV - Option 8                            1                -             1           2             1              1
    Valuemark IV - Option 9                            1                -             2           2             1              1
    Valuemark IV - Option 10                           -                -             2           1             1              -
                                              -----------------------------------------------------------------------------------
                                              -----------------------------------------------------------------------------------
    Total Expenses                                 4,380              826         5,014       8,983         4,501          2,294
                                              -----------------------------------------------------------------------------------

                                       70

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                               Franklin U.S.   Franklin Zero     Franklin    J.P. Morgan  J.P. Morgan     Jennison
                                                                                                           U.S. Large
                                                                                            International   Cap Core
                                                                               Zero Coupon  Opportunities    Equity     20/20 Focus
                                              Government Fund Coupon Fund 2005  Fund 2010     Portfolio    Portfolio     Portfolio
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                    963               88          111             -            5            142
    Alterity Enhanced - Option 3                      5                1            1             -            -              2
    Alterity Enhanced - Option 4                      3                1            1             -            -              1
    Alterity Enhanced - Option 5                    224               48           36             -            -             86
    Alterity Optional - Option 1                    404               48           40             2            3             67
    Alterity Optional - Option 2                     88                7           16             -            -             16
    Alterity Optional - Option 3                      1                -            -             -            -              -
    Alterity Optional - Option 4                      -                -            -             -            -              -
    Alterity Optional - Option 5                     37               10           10             -            -             15
    Alterity Traditional - Option 1                 115               10           13             3            4              6
    Alterity Traditional - Option 2                   4                -            -             -            -              -
    Alterity Traditional - Option 3                  28                4            5             -            -              5
    Alterity Traditional - Option 4                  10                2            2             -            -              2
    Alterity Traditional - Option 5                 127               34           25             -            -             69
    Charter Traditional                              31                5            3             -            -              1
    Charter Enhanced                                 13                1            1             -            -              -
    Charter II - Option 1                            13                4            4             -            -              4
    Charter II - Option 2                             1                -            1             -            -              -
    Charter II - Option 3                             -                -            -             -            -              -
    Charter II - Option 4                             6                -            -             -            -              -
    Charter II - Option 5                             1                -            -             -            -              -
    Charter II - Option 6                             -                -            -             -            -              -
    Charter II - Option 7                            16                6            4             -            -              -
    Charter II - Option 8                            14                7            1             -            -              5
    Charter II - Option 9                             2                -            -             -            -              1
    High Five Traditional                           365               83           45             -            -            140
    High Five Enhanced                              335               84           72             -            -            150
    Dimensions - Option 1                             1                -            -             -            -              -
    Dimensions - Option 2                             -                -            -             -            -              -
    Dimensions - Option 3                             9                -            -             -            -              -
    Dimensions - Option 4                             5                1            -             -            -              -
    Dimensions - Option 5                             -                -            -             -            -              -
    Dimensions - Option 6                             -                -            -             -            -              -
    High Five Bonus Traditional                      20                5            3             -            -              7
    High Five Bonus Enhanced                         14                5            1             -            -              6
    Rewards Enhanced - Option 1                     136               12           11             2            3              8
    Rewards Enhanced - Option 2                      24                4            5             -            -              4
    Rewards Enhanced - Option 3                     251               29           46             -            -             49
    Rewards Enhanced - Option 4                      15                3            3             -            -              3
    Rewards Enhanced - Option 5                       1                -            -             -            -              -
    Rewards Enhanced - Option 6                     286               63           54             -            -             85
    Rewards Enhanced - Option 7                       4                -            -             -            -              -
    Rewards Enhanced - Option 8                       4                -            -             -            -              -
    Rewards Traditional - Option 1                  159               29           32             2            3             14
    Rewards Traditional - Option 2                  117               21           42             -            -             12
    Rewards Traditional - Option 4                   56               10            6             -            -              4
    Rewards Traditional - Option 5                    5                2            3             -            -              2
    Rewards Traditional - Option 6                  155               33           31             -            -             51
    Rewards Traditional - Option 7                    2                1            1             -            -              1
    Rewards Traditional - Option 8                    7                9            -             -            -              -
    Valuemark II & III                            2,668              397          309             -            -              5
    Valuemark IV - Option 1                         880              168          195             -            -              6
    Valuemark IV - Option 2                          45                8           12             -            -             11
    Valuemark IV - Option 3                           -                -            2             -            -              -
    Valuemark IV - Option 4                           9                1            3             -            -              1
    Valuemark IV - Option 5                           2                -            -             -            -              -
    Valuemark IV - Option 6                           2                -            -             -            -              -
    Valuemark IV - Option 7                           -                -            -             -            -              -
    Valuemark IV - Option 8                           1                -            -             -            -              -
    Valuemark IV - Option 9                           1                -            1             -            -              -
    Valuemark IV - Option 10                          -                -            -             -            -              -
                                              ----------------------------------------------------------------------------------
                                              ----------------------------------------------------------------------------------
    Total Expenses                                7,685            1,244        1,151             9           18            981
                                              ----------------------------------------------------------------------------------

                                       71

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                                  Mutual       Mutual Shares    Oppenheimer  Oppenheimer  Oppenheimer  PIMCO VIT All
                                                                                  Global        High
                                                 Discovery                      Securities     Income     Main Street      Asset
                                              Securities Fund Securities Fund     Fund/VA      Fund/VA      Fund/VA      Portfolio
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                   800              881         1,057         145           871             32
    Alterity Enhanced - Option 3                     7                9             6           1             8              1
    Alterity Enhanced - Option 4                     3                2             5           1             4              -
    Alterity Enhanced - Option 5                   217              260           293          49           232             45
    Alterity Optional - Option 1                   367              491           529          92           395             15
    Alterity Optional - Option 2                    91               94            72          13            79              3
    Alterity Optional - Option 3                     1                2             1           -             1              -
    Alterity Optional - Option 4                     -                1             -           -             -              -
    Alterity Optional - Option 5                    36               45            46          14            47              6
    Alterity Traditional - Option 1                 53               82            61          25            87              1
    Alterity Traditional - Option 2                  2                5             1           1             3              -
    Alterity Traditional - Option 3                 19               29            16          10            13              7
    Alterity Traditional - Option 4                  6                9             7           5             8              2
    Alterity Traditional - Option 5                148              155           159          23           107             25
    Charter Traditional                             12               18            10           7             7              -
    Charter Enhanced                                 9               10             3           3             3              -
    Charter II - Option 1                            6               14             5          12             5              3
    Charter II - Option 2                            1                1             1           -             -              -
    Charter II - Option 3                            -                -             -           -             -              -
    Charter II - Option 4                            3                2             2           2             1              -
    Charter II - Option 5                            1                -             -           -             -              -
    Charter II - Option 6                            -                -             -           -             -              -
    Charter II - Option 7                           10               13             4           2             2              2
    Charter II - Option 8                            7                9             5           4             5              1
    Charter II - Option 9                            2                2             2           1             3              1
    High Five Traditional                          375              440           326          65           230            105
    High Five Enhanced                             343              376           283          70           263             87
    Dimensions - Option 1                            -                -             1           -             1              -
    Dimensions - Option 2                            -                -             1           -             -              -
    Dimensions - Option 3                            1                7             -           -             2              -
    Dimensions - Option 4                            1                -             3           -             2              -
    Dimensions - Option 5                            -                -             -           -             -              -
    Dimensions - Option 6                            -                -             -           -             -              -
    High Five Bonus Traditional                     13               16             -           -             -             25
    High Five Bonus Enhanced                         8               14             -           -             -              9
    Rewards Enhanced - Option 1                     24               74            44          15            76              2
    Rewards Enhanced - Option 2                      7               12            13           3            10              -
    Rewards Enhanced - Option 3                    166              149           248          26           176              9
    Rewards Enhanced - Option 4                      8               11             9           3            14              2
    Rewards Enhanced - Option 5                      1                3             2           1             1              -
    Rewards Enhanced - Option 6                    210              261           269          57           274             54
    Rewards Enhanced - Option 7                      1                -             -           -             -              -
    Rewards Enhanced - Option 8                      6                8             6           1             5              -
    Rewards Traditional - Option 1                  63              104            94          32            99              3
    Rewards Traditional - Option 2                  70               60           101          13            75              8
    Rewards Traditional - Option 4                  23               39            26          11            26              6
    Rewards Traditional - Option 5                   5                5             4           4             6              -
    Rewards Traditional - Option 6                 138              137           142          40           132             29
    Rewards Traditional - Option 7                   -                -             1           -             1              -
    Rewards Traditional - Option 8                   3                7             5           1             9              2
    Valuemark II & III                             561            1,139            36           8            24              3
    Valuemark IV - Option 1                      1,173            2,720            42          70            23              4
    Valuemark IV - Option 2                         25               59            12          23            13              -
    Valuemark IV - Option 3                          -                -             -           -             -              -
    Valuemark IV - Option 4                          5                3             -           -             1              -
    Valuemark IV - Option 5                          4                5             1           1             2              -
    Valuemark IV - Option 6                          2                3             1           -             2              -
    Valuemark IV - Option 7                          -                -             -           -             -              -
    Valuemark IV - Option 8                          1                1             1           -             1              -
    Valuemark IV - Option 9                          1                2             2           -             2              -
    Valuemark IV - Option 10                         -                -             -           -             1              -
                                             ----------------------------------------------------------------------------------
                                             ----------------------------------------------------------------------------------
    Total Expenses                               5,039            7,789         3,958         854         3,352            492
                                             ----------------------------------------------------------------------------------

                                       72

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                              PIMCO VIT High   PIMCO VIT Real    PIMCO VIT    PIMCO VIT    Seligman       Seligman
                                                                                StocksPLUS
                                                                                Growth and      Total       Global       Small-Cap
                                                                                  Income       Return     Technology       Value
                                              Yield Portfolio Return Portfolio   Portfolio    Portfolio    Portfolio     Portfolio
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                      420              181           206       1,581            21          1,099
    Alterity Enhanced - Option 3                        4                3             -          10             -              6
    Alterity Enhanced - Option 4                        1                2             -           5             -              2
    Alterity Enhanced - Option 5                      134              235             2         323             -            216
    Alterity Optional - Option 1                      234               81           105         742            14            476
    Alterity Optional - Option 2                       49               11            21         182             2            112
    Alterity Optional - Option 3                        1                -             -           1             -              1
    Alterity Optional - Option 4                        -                -             -           1             -              -
    Alterity Optional - Option 5                       31               41             -          67             -             28
    Alterity Traditional - Option 1                    52                9            11         187             7             67
    Alterity Traditional - Option 2                     4                -             -           7             -              2
    Alterity Traditional - Option 3                    24               21             -          36             -             13
    Alterity Traditional - Option 4                    10                6             -          16             -              5
    Alterity Traditional - Option 5                    89              151             1         188             -            131
    Charter Traditional                                15                -             1          47             -              7
    Charter Enhanced                                    6                -             1          17             1              8
    Charter II - Option 1                              18               15             -          15             -              4
    Charter II - Option 2                               3                6             -           4             -              1
    Charter II - Option 3                               -                -             -           -             -              -
    Charter II - Option 4                               3               10             -           5             -              1
    Charter II - Option 5                               -                -             -           1             -              -
    Charter II - Option 6                               -                -             -           -             -              -
    Charter II - Option 7                               7               17             -           7             -              4
    Charter II - Option 8                               6               37             -          13             -              5
    Charter II - Option 9                               2                7             -           7             -              1
    High Five Traditional                             260              449            10         496             -            270
    High Five Enhanced                                266              408             6         426             -            229
    Dimensions - Option 1                               -                -             1           4             -              1
    Dimensions - Option 2                               -                -             -           1             -              -
    Dimensions - Option 3                               1                -             -          16             -              2
    Dimensions - Option 4                               -                -             -           8             -              4
    Dimensions - Option 5                               -                -             -           2             -              -
    Dimensions - Option 6                               -                -             -           -             -              -
    High Five Bonus Traditional                        12               35             -          24             -              -
    High Five Bonus Enhanced                            6               16             -          13             -              -
    Rewards Enhanced - Option 1                        28                8            14         157            13             71
    Rewards Enhanced - Option 2                        12                3             1          37             -              9
    Rewards Enhanced - Option 3                       115               34            34         304             -            275
    Rewards Enhanced - Option 4                        14               17             -          31             -             16
    Rewards Enhanced - Option 5                         2                2             -           5             -              -
    Rewards Enhanced - Option 6                       176              268             1         361             -            299
    Rewards Enhanced - Option 7                         -                1             -           3             -              2
    Rewards Enhanced - Option 8                         4                2             2           6             -              8
    Rewards Traditional - Option 1                     67               32            22         254            12            125
    Rewards Traditional - Option 2                     48               16            13         147             -             93
    Rewards Traditional - Option 4                     24               42             -          66             -             21
    Rewards Traditional - Option 5                      6                8             -          12             -              3
    Rewards Traditional - Option 6                    119              166             2         194             -            131
    Rewards Traditional - Option 7                      1                -             -           1             -              2
    Rewards Traditional - Option 8                      3                5             1          13             -              9
    Valuemark II & III                                 70               53             8         202             -             33
    Valuemark IV - Option 1                           120               41            10         205             -             34
    Valuemark IV - Option 2                            46               13             2          50             -             17
    Valuemark IV - Option 3                             -                -             -           -             -              -
    Valuemark IV - Option 4                             3                -             -           8             -              1
    Valuemark IV - Option 5                             6                3             -           2             -              1
    Valuemark IV - Option 6                             -                -             -           1             -              1
    Valuemark IV - Option 7                             -                -             -           -             -              -
    Valuemark IV - Option 8                             3                1             -           2             -              1
    Valuemark IV - Option 9                             1                1             -           1             -              1
    Valuemark IV - Option 10                            -                -             -           2             -              1
                                              ------------------------------------------------------------------------------------
                                              ------------------------------------------------------------------------------------
    Total Expenses                                  2,526            2,457           475       6,516            70          3,849
                                              ------------------------------------------------------------------------------------

                                       73

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                               SP Strategic      SP William      Templeton    Templeton    Templeton     Templeton
                                                                                             Developing
                                                 Partners          Blair                       Markets      Foreign    Global Income
                                              Focused Growth   International       Asset     Securities   Securities     Securities
                                                 Portfolio    Growth Portfolio Strategy Fund    Fund         Fund           Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                  106               44             -         205           361              -
    Alterity Enhanced - Option 3                    1                -             -           3             1              -
    Alterity Enhanced - Option 4                    -                -             -           1             2              -
    Alterity Enhanced - Option 5                   19               31             -         100            63              -
    Alterity Optional - Option 1                   43               29             -         198           203              -
    Alterity Optional - Option 2                    7               11             -          25            29              -
    Alterity Optional - Option 3                    -                -             -           -             -              -
    Alterity Optional - Option 4                    1                -             -           -             -              -
    Alterity Optional - Option 5                    3                9             -          24            11              -
    Alterity Traditional - Option 1                 7                4             -          20            15              -
    Alterity Traditional - Option 2                 -                -             -           -             1              -
    Alterity Traditional - Option 3                 1                1             -           6             3              -
    Alterity Traditional - Option 4                 -                1             -           2             2              -
    Alterity Traditional - Option 5                14               21             -          62            39              -
    Charter Traditional                             7                1             -           9            23              5
    Charter Enhanced                                -                -             -           2             9              -
    Charter II - Option 1                           2                2             -           4             1              -
    Charter II - Option 2                           1                -             -           1             -              -
    Charter II - Option 3                           -                -             -           -             -              -
    Charter II - Option 4                           1                -             -           -             -              -
    Charter II - Option 5                           -                -             -           -             -              -
    Charter II - Option 6                           -                -             -           -             -              -
    Charter II - Option 7                           2                -             -           4             2              -
    Charter II - Option 8                           -                -             -           2             3              -
    Charter II - Option 9                           -                -             -           1             1              -
    High Five Traditional                          33               34             -         138           101              -
    High Five Enhanced                             25               34             -         119            57              -
    Dimensions - Option 1                           -                -             -           -             -              -
    Dimensions - Option 2                           -                -             -           -             -              -
    Dimensions - Option 3                           -                3             -           2             -              -
    Dimensions - Option 4                           -                -             -           -             1              -
    Dimensions - Option 5                           -                -             -           -             -              -
    Dimensions - Option 6                           -                -             -           -             -              -
    High Five Bonus Traditional                     2                -             -           3             6              -
    High Five Bonus Enhanced                        2                -             -           6             6              -
    Rewards Enhanced - Option 1                     5                3             -          21            15              -
    Rewards Enhanced - Option 2                     -                1             -           3             5              -
    Rewards Enhanced - Option 3                    15               16             -          50            76              -
    Rewards Enhanced - Option 4                     2                3             -           6             1              -
    Rewards Enhanced - Option 5                     -                1             -           1             1              -
    Rewards Enhanced - Option 6                    32               54             -         169            40              -
    Rewards Enhanced - Option 7                     -                -             -           -             -              -
    Rewards Enhanced - Option 8                     1                -             -           1             -              -
    Rewards Traditional - Option 1                  8               11             -          39            18              -
    Rewards Traditional - Option 2                  3                8             -          27            27              -
    Rewards Traditional - Option 4                  2                2             -          12             5              -
    Rewards Traditional - Option 5                  -                1             -           4             1              -
    Rewards Traditional - Option 6                 12               39             -          70            35              -
    Rewards Traditional - Option 7                  -                -             -           -             -              -
    Rewards Traditional - Option 8                  -                1             -           3             4              -
    Valuemark II & III                              3                5           140         566         2,691            411
    Valuemark IV - Option 1                         6                8           126         323           888            108
    Valuemark IV - Option 2                         1                1             -           3            15              -
    Valuemark IV - Option 3                         -                -             -           -             -              -
    Valuemark IV - Option 4                         -                -             -           -             -              -
    Valuemark IV - Option 5                         -                -             -           1             1              -
    Valuemark IV - Option 6                         -                -             -           -             -              -
    Valuemark IV - Option 7                         -                -             -           -             -              -
    Valuemark IV - Option 8                         -                -             -           -             -              -
    Valuemark IV - Option 9                         -                -             -           1             -              -
    Valuemark IV - Option 10                        -                -             -           -             -              -
                                            ----------------------------------------------------------------------------------
                                            ----------------------------------------------------------------------------------
    Total Expenses                                367              379           266       2,237         4,763            524
                                            ----------------------------------------------------------------------------------

                                       74

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                                 Templeton     USAZ AIM Basic    USAZ AIM     USAZ AIM     USAZ AIM    USAZ Davis NY
                                                                                                Dent
                                                  Growth                         Blue Chip   Demographic International
                                              Securities Fund    Value Fund        Fund      Trends Fund  Equity Fund   Venture Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                   637              454           255         135           159            220
    Alterity Enhanced - Option 3                     4                4             4           1             1              2
    Alterity Enhanced - Option 4                     1                3             2           1             -              1
    Alterity Enhanced - Option 5                   111              212           186          67            45            107
    Alterity Optional - Option 1                   284              229           133          59            70            118
    Alterity Optional - Option 2                    56               47            32          14            10             30
    Alterity Optional - Option 3                     2                1             -           -             -              -
    Alterity Optional - Option 4                     -                -             -           -             -              -
    Alterity Optional - Option 5                    22               36            40          14            10             16
    Alterity Traditional - Option 1                 50               25            14           5             4             14
    Alterity Traditional - Option 2                  2                1             1           -             -              1
    Alterity Traditional - Option 3                 12               14            15           2             3              7
    Alterity Traditional - Option 4                  2                5             6           1             2              4
    Alterity Traditional - Option 5                 63               98            96          56            41            101
    Charter Traditional                             27                2             1           -             8              1
    Charter Enhanced                                12                2             1           -             -              2
    Charter II - Option 1                            3                4             4           1             3              4
    Charter II - Option 2                            -                -             1           -             -              2
    Charter II - Option 3                            -                -             -           -             -              -
    Charter II - Option 4                            2                1             2           -             3              1
    Charter II - Option 5                            -                -             -           -             -              -
    Charter II - Option 6                            -                -             -           -             -              -
    Charter II - Option 7                            5               12             4           1             1              3
    Charter II - Option 8                            2               10             3           2             1              2
    Charter II - Option 9                            1                3             2           1             -              1
    High Five Traditional                          177              281           234          76            66            201
    High Five Enhanced                             172              223           188          72            41            170
    Dimensions - Option 1                            -                -             -           -             -              -
    Dimensions - Option 2                            -                -             -           -             -              -
    Dimensions - Option 3                            1                -             -           -             -              1
    Dimensions - Option 4                            2                -             -           -             -              -
    Dimensions - Option 5                            -                -             -           -             -              -
    Dimensions - Option 6                            -                -             -           -             -              -
    High Five Bonus Traditional                     16               11            10           2             3             20
    High Five Bonus Enhanced                        13               10             8           1             2             12
    Rewards Enhanced - Option 1                     53               16            18           6             4             17
    Rewards Enhanced - Option 2                      7                8            10           4             1              9
    Rewards Enhanced - Option 3                    102              136           105          40            30             62
    Rewards Enhanced - Option 4                      4                9             8           4             4              6
    Rewards Enhanced - Option 5                      1                3             1           -             1              1
    Rewards Enhanced - Option 6                     82              236           214         131            58            130
    Rewards Enhanced - Option 7                      -                -             -           -             -              -
    Rewards Enhanced - Option 8                      4                2             -           1             -              -
    Rewards Traditional - Option 1                  67               27            21           8             7             27
    Rewards Traditional - Option 2                  36               48            24          11            18             28
    Rewards Traditional - Option 4                  12               27            24           4             2             13
    Rewards Traditional - Option 5                   3                3             6           2             1              5
    Rewards Traditional - Option 6                  65              116           170          47            34             88
    Rewards Traditional - Option 7                   -                -             1           -             -              -
    Rewards Traditional - Option 8                   5                2             2           -             -              1
    Valuemark II & III                           2,273               30            19           4             4             46
    Valuemark IV - Option 1                      1,634               23            19           3             3             35
    Valuemark IV - Option 2                         27               21             7           5             1              4
    Valuemark IV - Option 3                          -                -             -           -             -              -
    Valuemark IV - Option 4                          4                -             -           -             -              2
    Valuemark IV - Option 5                          2                1             1           -             -              -
    Valuemark IV - Option 6                          1                2             1           -             1              1
    Valuemark IV - Option 7                          -                -             -           -             -              -
    Valuemark IV - Option 8                          1                -             1           -             -              -
    Valuemark IV - Option 9                          1                1             1           1             -              1
    Valuemark IV - Option 10                         -                -             1           -             -              -
                                             ----------------------------------------------------------------------------------
                                             ----------------------------------------------------------------------------------
    Total Expenses                               6,063            2,399         1,896         782           642          1,517
                                             ----------------------------------------------------------------------------------

                                       75

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                               USAZ Dreyfus     USAZ Dreyfus     USAZ Legg   USAZ Money      USAZ           USAZ
                                                                                                                        Oppenheimer
                                                 Founders                                                 Oppenheimer     Emerging
                                                Growth and     Premier Small    Mason Value                Emerging     Technologies
                                                Income Fund    Cap Value Fund      Fund      Market Fund  Growth Fund       Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                    289               11           155         422           330            239
    Alterity Enhanced - Option 3                      3                -             2           6             2              1
    Alterity Enhanced - Option 4                      1                -             -           3             2              1
    Alterity Enhanced - Option 5                     91               32            63         286           204             73
    Alterity Optional - Option 1                    133                2            67         273           100             55
    Alterity Optional - Option 2                     35                2            16          53            27             13
    Alterity Optional - Option 3                      -                -             -           1             1              -
    Alterity Optional - Option 4                      -                -             -           -             -              -
    Alterity Optional - Option 5                     13                4            10          45            33             11
    Alterity Traditional - Option 1                  15                -             9          88             9              4
    Alterity Traditional - Option 2                   -                -             1           1             1              1
    Alterity Traditional - Option 3                   2                1             5          33             6              2
    Alterity Traditional - Option 4                   1                -             3           9             3              1
    Alterity Traditional - Option 5                  37               17            36         139           111             24
    Charter Traditional                               1                -             2          19             9              1
    Charter Enhanced                                  1                -             2          17             1              -
    Charter II - Option 1                             2                -             2          33             2              -
    Charter II - Option 2                             -                -             1           4             -              -
    Charter II - Option 3                             -                -             -           -             -              -
    Charter II - Option 4                             -                -             -           4             2              2
    Charter II - Option 5                             -                -             -           -             -              -
    Charter II - Option 6                             -                -             -           1             -              -
    Charter II - Option 7                             2                1             2          20             3              -
    Charter II - Option 8                             2                2             2          35             4              -
    Charter II - Option 9                             -                -             1           8             1              1
    High Five Traditional                           118               36            78         510           187             62
    High Five Enhanced                               71               27            77         319           156             62
    Dimensions - Option 1                             -                -             -           1             -              -
    Dimensions - Option 2                             -                -             -           -             -              -
    Dimensions - Option 3                             2                -             1           3             -              -
    Dimensions - Option 4                             1                -             -           2             -              -
    Dimensions - Option 5                             -                -             -           1             -              -
    Dimensions - Option 6                             -                -             -           -             -              -
    High Five Bonus Traditional                       4                5             6          38             7              1
    High Five Bonus Enhanced                          1                2             5          26             5              1
    Rewards Enhanced - Option 1                      12                -             6         115            19              8
    Rewards Enhanced - Option 2                       4                -             2          17             3              4
    Rewards Enhanced - Option 3                      67                6            38         189           107             41
    Rewards Enhanced - Option 4                       4                1             2          13             8              1
    Rewards Enhanced - Option 5                       1                -             1           3             1              -
    Rewards Enhanced - Option 6                      76               20           109         464           252             69
    Rewards Enhanced - Option 7                       -                -             -           -             -              -
    Rewards Enhanced - Option 8                       -                -             1           8             2              1
    Rewards Traditional - Option 1                   17                1            11         135            21             12
    Rewards Traditional - Option 2                   28                -            22          61            28             12
    Rewards Traditional - Option 4                    8                2             8          70            12              5
    Rewards Traditional - Option 5                    1                1             3          18             4              -
    Rewards Traditional - Option 6                   50               18            69         298           103             35
    Rewards Traditional - Option 7                    -                -             -           4             -              -
    Rewards Traditional - Option 8                    1                -             -           9             1              3
    Valuemark II & III                               22                3            21         274            21             12
    Valuemark IV - Option 1                          19                -            13         189            10             14
    Valuemark IV - Option 2                          10                -             2          18             4              2
    Valuemark IV - Option 3                           -                -             -           -             -              -
    Valuemark IV - Option 4                           1                -             1           9             -              1
    Valuemark IV - Option 5                           -                -             -          22             1              -
    Valuemark IV - Option 6                           2                -             -           -             -              -
    Valuemark IV - Option 7                           -                -             -           -             -              -
    Valuemark IV - Option 8                           -                -             -           8             1              -
    Valuemark IV - Option 9                           -                -             -           1             1              -
    Valuemark IV - Option 10                          -                -             -           1             -              -
                                              ----------------------------------------------------------------------------------
                                              ----------------------------------------------------------------------------------
    Total Expenses                                1,148              194           855       4,326         1,805            775
                                              ----------------------------------------------------------------------------------
                                       76

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                                   USAZ             USAZ           USAZ      USAZ PIMCO   USAZ PIMCO     USAZ PIMCO
                                                                Oppenheimer     Oppenheimer   NFJ Small       PEA
                                                Oppenheimer    International    Main Street   Cap Value   Renaissance
                                                Global Fund     Growth Fund        Fund         Fund         Fund     PEA Value Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                       5               47             7          77         1,858            515
    Alterity Enhanced - Option 3                       -                1             1           4             9             10
    Alterity Enhanced - Option 4                       1                -             1           1             4              4
    Alterity Enhanced - Option 5                      77               51            61         131           486            210
    Alterity Optional - Option 1                       3               22             4          35           670            203
    Alterity Optional - Option 2                       -                8             -           5           158             61
    Alterity Optional - Option 3                       -                -             -           -             1              -
    Alterity Optional - Option 4                       -                -             -           -             -              -
    Alterity Optional - Option 5                      11                9            13          24            72             37
    Alterity Traditional - Option 1                    1                3             -           4            77             36
    Alterity Traditional - Option 2                    -                -             -           -             4              -
    Alterity Traditional - Option 3                    2                3             3           7            16             11
    Alterity Traditional - Option 4                    1                1             2           2             8              4
    Alterity Traditional - Option 5                   56               32            40         104           247            141
    Charter Traditional                                -                -             -           -            25             12
    Charter Enhanced                                   -                -             -           -            10              3
    Charter II - Option 1                              -                1             -           4            13             10
    Charter II - Option 2                              -                -             -           1             2              1
    Charter II - Option 3                              -                -             -           -             -              -
    Charter II - Option 4                              -                -             1           1             3              3
    Charter II - Option 5                              -                -             -           -             1              -
    Charter II - Option 6                              -                -             -           -             -              -
    Charter II - Option 7                              4                2             1           4            19              6
    Charter II - Option 8                              2                1             4           5            21             11
    Charter II - Option 9                              -                -             -           2             3              1
    High Five Traditional                            108               63            75         185           510            309
    High Five Enhanced                                57               55            58         233           487            293
    Dimensions - Option 1                              -                -             -           -             -              -
    Dimensions - Option 2                              -                -             -           -             -              -
    Dimensions - Option 3                              -                -             -           -             2              7
    Dimensions - Option 4                              -                2             -           -             4              2
    Dimensions - Option 5                              -                -             -           -             -              -
    Dimensions - Option 6                              -                -             -           -             -              -
    High Five Bonus Traditional                        9                3            14          14            19             17
    High Five Bonus Enhanced                           8                3            13          10            15             19
    Rewards Enhanced - Option 1                        -                2             -           7            74             25
    Rewards Enhanced - Option 2                        -                -             -           -            11              5
    Rewards Enhanced - Option 3                        2               14             1          39           267            111
    Rewards Enhanced - Option 4                        1                2             2           7            20             15
    Rewards Enhanced - Option 5                        -                -             1           3             2              2
    Rewards Enhanced - Option 6                       57               77            53         171           426            220
    Rewards Enhanced - Option 7                        -                -             -           1             4              1
    Rewards Enhanced - Option 8                        -                -             -           -             6              1
    Rewards Traditional - Option 1                     -                9             1           6           114             35
    Rewards Traditional - Option 2                     -                6             -           9           110             40
    Rewards Traditional - Option 4                     3                2             3           9            25             23
    Rewards Traditional - Option 5                     1                1             1           2             6              6
    Rewards Traditional - Option 6                    48               38            42          91           202            124
    Rewards Traditional - Option 7                     -                -             -           -             1              -
    Rewards Traditional - Option 8                     -                3             -           1            12              8
    Valuemark II & III                                 2                8             1          11           111             66
    Valuemark IV - Option 1                            2                4             1           9           118             48
    Valuemark IV - Option 2                            -                -             -           1            27              8
    Valuemark IV - Option 3                            -                -             -           -             -              -
    Valuemark IV - Option 4                            -                -             -           -             8              1
    Valuemark IV - Option 5                            -                -             -           -             3              1
    Valuemark IV - Option 6                            -                -             -           -             1              -
    Valuemark IV - Option 7                            -                -             -           -             -              -
    Valuemark IV - Option 8                            -                -             -           -             1              1
    Valuemark IV - Option 9                            -                -             -           -             2              1
    Valuemark IV - Option 10                           -                -             -           -             1              -
                                              -----------------------------------------------------------------------------------
                                              -----------------------------------------------------------------------------------
    Total Expenses                                   461              473           404       1,220         6,296          2,668
                                              -----------------------------------------------------------------------------------

                                       77

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                                 USAZ Van     USAZ Van Kampen    USAZ Van     USAZ Van     USAZ Van       USAZ Van
                                                                                                            Kampen
                                                  Kampen                          Kampen       Kampen       Global     Kampen Growth
                                                Aggressive                       Emerging    Equity and    Franchise     and Income
                                                Growth Fund    Comstock Fund    Growth Fund  Income Fund     Fund           Fund
                                              --------------------------------------------------------------------------------------
    Alterity Enhanced - Option 1                   286            1,435           667          55           142            792
    Alterity Enhanced - Option 3                     1                5             3           1             4              7
    Alterity Enhanced - Option 4                     3                4             1           -             1              5
    Alterity Enhanced - Option 5                   114              366           197          56           181            211
    Alterity Optional - Option 1                   104              564           257          51            61            415
    Alterity Optional - Option 2                    25              109            54           -            11             50
    Alterity Optional - Option 3                     -                -             -           -             -              1
    Alterity Optional - Option 4                     -                1             -           -             -              -
    Alterity Optional - Option 5                    23               56            29           7            18             34
    Alterity Traditional - Option 1                 11               49            24           2             2             49
    Alterity Traditional - Option 2                  -                6             3           -             -              3
    Alterity Traditional - Option 3                  4               17             8           4             5             16
    Alterity Traditional - Option 4                  2               10             3           -             5             10
    Alterity Traditional - Option 5                 58              221           103          25            73            120
    Charter Traditional                             28                8            16           -             -              9
    Charter Enhanced                                 -                5             1           -             -              3
    Charter II - Option 1                            4                7             4           2             2              6
    Charter II - Option 2                            1                1             -           -             -              4
    Charter II - Option 3                            -                -             -           -             -              -
    Charter II - Option 4                            4                1             3           -             1              3
    Charter II - Option 5                            -                -             -           -             -              1
    Charter II - Option 6                            -                -             -           -             -              -
    Charter II - Option 7                            3                3             2           -             2              5
    Charter II - Option 8                            2               13            10           -             4             13
    Charter II - Option 9                            -                2             1           1             -              1
    High Five Traditional                          103              469           162          88           169            270
    High Five Enhanced                              88              422           211          79           206            299
    Dimensions - Option 1                            -                -             1           -             -              -
    Dimensions - Option 2                            -                -             -           -             -              -
    Dimensions - Option 3                            -                1             -           -             -              1
    Dimensions - Option 4                            -                1             3           -             -              1
    Dimensions - Option 5                            -                -             -           -             -              -
    Dimensions - Option 6                            -                -             -           -             -              -
    High Five Bonus Traditional                      4               18             8          11            10             11
    High Five Bonus Enhanced                         3               14             7           6             9             11
    Rewards Enhanced - Option 1                     13              101            54          32            28             97
    Rewards Enhanced - Option 2                      3                7             6           -             -             14
    Rewards Enhanced - Option 3                     71              238           163           2            29            161
    Rewards Enhanced - Option 4                      4               12             5           2             4              8
    Rewards Enhanced - Option 5                      1                2            28           -             1              3
    Rewards Enhanced - Option 6                    161              381           197          34           159            254
    Rewards Enhanced - Option 7                      -                2             1           -             -              -
    Rewards Enhanced - Option 8                      2               13             4           -             2             10
    Rewards Traditional - Option 1                  25               94            44           1            11             60
    Rewards Traditional - Option 2                  15               91            67           1             9             75
    Rewards Traditional - Option 4                   8               25            11           1             4             22
    Rewards Traditional - Option 5                   1                4             2           -             2              5
    Rewards Traditional - Option 6                  56              152            79          25            69            123
    Rewards Traditional - Option 7                   -                -             -           -             -              -
    Rewards Traditional - Option 8                   1                3             2           -             -              5
    Valuemark II & III                              16               65            25           1             4             49
    Valuemark IV - Option 1                         25               79            28           2             9             47
    Valuemark IV - Option 2                          9               34            12           -             3             40
    Valuemark IV - Option 3                          -                -             -           -             -              -
    Valuemark IV - Option 4                          -                6             2           -             -              1
    Valuemark IV - Option 5                          1                2             1           -             1              2
    Valuemark IV - Option 6                          -                1             1           -             -              -
    Valuemark IV - Option 7                          -                -             -           -             -              -
    Valuemark IV - Option 8                          1                -             1           -             -              1
    Valuemark IV - Option 9                          -                1             1           -             -              2
    Valuemark IV - Option 10                         2                3             1           -             1              2
                                             ----------------------------------------------------------------------------------
                                             ----------------------------------------------------------------------------------
    Total Expenses                               1,286            5,124         2,513         489         1,242          3,332
                                             ----------------------------------------------------------------------------------

                                       78

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EXPENSES (CONTINUED)

     Total  mortality  and  expense  charges  and  administrative   charges  (in
     thousands) for the year ended December 31, 2004 are listed in the following table:

                                                 USAZ Van      Van Kampen LIT   Van Kampen   Van Kampen    Total all
                                                                                    LIT      LIT Growth
                                               Kampen Growth  Emerging Growth   Enterprise   and Income
                                                   Fund          Portfolio       Portfolio    Portfolio      Funds
                                              -------------------------------------------------------------------------
    Alterity Enhanced - Option 1                   344               62             1           2        26,377
    Alterity Enhanced - Option 3                     3                -             -           -           212
    Alterity Enhanced - Option 4                     1                -             -           -           110
    Alterity Enhanced - Option 5                    81                -             -           -         8,498
    Alterity Optional - Option 1                   136               25             -           8        12,364
    Alterity Optional - Option 2                    20                4             -           -         2,539
    Alterity Optional - Option 3                     -                -             -           -            23
    Alterity Optional - Option 4                     -                -             -           -             8
    Alterity Optional - Option 5                    17                -             -           -         1,523
    Alterity Traditional - Option 1                 21                6             1           4         1,988
    Alterity Traditional - Option 2                  -                -             -           -            79
    Alterity Traditional - Option 3                  5                -             -           -           619
    Alterity Traditional - Option 4                  2                -             -           -           246
    Alterity Traditional - Option 5                 51                -             -           -         5,134
    Charter Traditional                              1                1             -           -           576
    Charter Enhanced                                 1                2             -           -           248
    Charter II - Option 1                            -                -             -           -           321
    Charter II - Option 2                            1                -             -           -            59
    Charter II - Option 3                            -                -             -           -             -
    Charter II - Option 4                            1                -             -           -           102
    Charter II - Option 5                            -                -             -           -             8
    Charter II - Option 6                            -                -             -           -             1
    Charter II - Option 7                            1                -             -           -           281
    Charter II - Option 8                            3                -             -           -           381
    Charter II - Option 9                            -                -             -           -            87
    High Five Traditional                          107                -             -           -        12,135
    High Five Enhanced                              92                -             -           -        10,695
    Dimensions - Option 1                            -                -             -           -            13
    Dimensions - Option 2                            -                -             -           -             2
    Dimensions - Option 3                            -                -             -           -            82
    Dimensions - Option 4                            -                -             -           -            57
    Dimensions - Option 5                            -                -             -           -             4
    Dimensions - Option 6                            -                -             -           -             -
    High Five Bonus Traditional                      4                -             -           -           585
    High Five Bonus Enhanced                         4                -             -           -           427
    Rewards Enhanced - Option 1                     36               10             -           2         2,081
    Rewards Enhanced - Option 2                      4                -             -           -           388
    Rewards Enhanced - Option 3                     43                -             -           -         5,712
    Rewards Enhanced - Option 4                     10                -             -           -           440
    Rewards Enhanced - Option 5                      2                -             -           -           102
    Rewards Enhanced - Option 6                    101                -             -           -         9,694
    Rewards Enhanced - Option 7                      -                -             -           -            28
    Rewards Enhanced - Option 8                      5                1             -           -           156
    Rewards Traditional - Option 1                  23                9             3           9         2,968
    Rewards Traditional - Option 2                  16                -             -           -         2,306
    Rewards Traditional - Option 4                  13                -             -           -         1,006
    Rewards Traditional - Option 5                   2                -             -           -           211
    Rewards Traditional - Option 6                  44                -             -           -         5,355
    Rewards Traditional - Option 7                   -                1             -           -            23
    Rewards Traditional - Option 8                   -                -             -           -           196
    Valuemark II & III                              13                6             -           -        30,982
    Valuemark IV - Option 1                         18                5             -           -        18,225
    Valuemark IV - Option 2                          4                1             -           -           894
    Valuemark IV - Option 3                          -                -             -           -             4
    Valuemark IV - Option 4                          -                1             -           -           110
    Valuemark IV - Option 5                          -                -             -           -           108
    Valuemark IV - Option 6                          2                -             -           -            39
    Valuemark IV - Option 7                          -                -             -           -             -
    Valuemark IV - Option 8                          -                -             -           -            47
    Valuemark IV - Option 9                          -                -             -           -            39
    Valuemark IV - Option 10                         -                -             -           -            20
                                             -------------------------------------------------------------------
                                             -------------------------------------------------------------------
    Total Expenses                               1,232              134             5          25       166,918
                                             -------------------------------------------------------------------

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES (CONTINUED)


CONTRACT BASED EXPENSES

A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year for Valuemark II, Valuemark III, and USAllianz Valuemark IV contracts; $40 for USAllianz Alterity, USAllianz Charter, USAllianz Dimensions, USAllianz High Five, USAllianz High Five Bonus and USAllianz Rewards contracts; and $50 for USAllianz Charter II contracts. Contract maintenance charges paid by the contract owners during the years ended December 31, 2004 and 2003 were $3,143,000 and $2,646,000, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

A contingent deferred sales charge is deducted from the contract value at the time of surrender on Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Alterity, USAllianz Dimensions, USAllianz High Five, USAllianz High Five Bonus and USAllianz Rewards deferred annuity contracts. USAllianz Dimensions includes a nursing home waiver for withdrawal charges. The amount of the contingent deferred sales charge is shown below.

                                      Contingent Deferred Sales Charge
                                      USAllianz                                                              USAllianz
                          Valuemark   Valuemark   USAllianz   USAllianz   USAllianz               USAllianz  High Five
Years Since   Valuemark      III          IV       Alterity   Dimensions  High Five   USAllianz   Charter      Bonus
  Payment         II                                                                   Rewards       II
------------- ----------- ----------- ----------- ----------- ----------- ----------- ----------- ---------- -----------

    0-1           5%          6%          6%          7%          8%          8%         8.5%        8%         8.5%
    1-2           5%          5%          6%          6%          7%          8%         8.5%        7%         8.5%
    2-3           4%          4%          6%          5%          7%          7%         8.5%        0%         8.5%
    3-4           3%          3%          5%          4%          6%          6%         8.5%        0%         8.5%
    4-5          1.5%        1.5%         4%          3%          5%          5%          8%         0%          8%
    5-6           0%          0%          3%          2%          4%          4%          7%         0%          7%
    6-7           0%          0%          2%          0%          3%          3%          6%         0%          6%
    7-8           0%          0%          0%          0%          0%          0%          5%         0%          5%
    8-9           0%          0%          0%          0%          0%          0%          4%         0%          4%
    9-10          0%          0%          0%          0%          0%          0%          3%         0%          3%
    10 +          0%          0%          0%          0%          0%          0%          0%         0%          0%


Total  contingent  deferred sales charges paid by the contract owners during the
years  ended  December  31,  2004  and  2003  were   $9,090,713  and  $6,201,418
respectively.

A systematic withdrawal plan is available to Valuemark II, Valuemark III, USAllianz Valuemark IV, USAllianz Alterity, USAllianz Dimensions, USAllianz High Five, USAllianz Rewards, USAllianz Charter II, and USAllianz High Five Bonus deferred annuity contract owners which allows a portion of the contract value to be withdrawn without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the penalty free privilege for that year. USAllianz Dimensions allows 10% of purchase payments to be withdrawn in contract years one to five and 20% of the purchase payments to be withdrawn after contract year five without penalty.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer for all products, or 2% of the amount transferred, if less, for Valuemark II, Valuemark III, and USAllianz Valuemark IV. Currently, transfers associated with any dollar cost averaging program are not counted. Total transfer charges paid by the contract owners during the years ended December 31, 2004 and 2003 were $32,583 and $49,857, respectively. Net transfers
(to)/from the Fixed Accounts during the years ended December 31, 2004 and 2003 were ($139,595,000) and $296,920,000, respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CAPITALIZATION

Allianz Life may provide capital for the establishment of new portfolios as investment options of the Variable Account. The capitalization transactions were as follows during the years ended December 31, 2004 and 2003.


                                               Capitalization       Date of
PORTFOLIO                                          AMOUNT        CAPITALIZATION

USAZ PIMCO NFJ Small Cap Value Fund               3,000,000       5/1/2003
USAZ Van Kampen Global Franchise Fund             3,000,000       5/1/2003
USAZ Dreyfus Premier Small Cap Value Fund         3,000,000      4/30/2004
USAZ Oppenheimer Global Fund                      3,000,000      4/30/2004
USAZ Oppenheimer Main Street Fund                 3,000,000      4/30/2004
USAZ Van Kampen Equity and Income Fund            3,000,000      4/30/2004
USAZ Oppenheimer Global Fund                      7,000,000       5/4/2004
USAZ Oppenheimer Main Street Fund                 7,000,000       5/4/2004


Allianz Life will begin to recapture seed capital after the investment option reaches $3,000,000 in market value, excluding seed money. No more than 50,000 shares for every million dollars of market value that exceeds the $3,000,000 will be recaptured, so long as the trade activity for the day is in a buy position. The seed capital recapture activity for the period ending December 31, 2004 is summarized in the table below.

                                                          Seed        Realized       Remaining
                                                         Capital    Gain\Loss on   Seed Capital
                                                       Recaptured     Recapture
                                                       ------------------------------------------
                                                       ------------------------------------------
PORTFOLIO
USAZ Dreyfus Premier Small Cap Value Fund                3,000,000          20,548             0
USAZ Oppenheimer Global Fund                            10,000,000        (63,326)             0
USAZ Oppenheimer Main Street Fund                       10,000,000          73,291             0
USAZ Van Kampen Equity and Income Fund                   3,000,000        (20,067)             0
                                                       ------------------------------------------
                          Total                         26,000,000          10,446             0

3.   FEDERAL INCOME TAXES

     Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life.

     Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

4.   PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS)

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2004 were as follows:

                                                                                   COST OF         PROCEEDS FROM
                                                                                  PURCHASES           SALES
                                                                              -------------------------------------
     AIM V.I. Capital Appreciation Fund                                                      42              1,392

     AIM V.I. Growth Fund                                                                    63              2,335

     AIM V.I. International Growth Fund                                                      21                322

     AIM V.I. Premier Equity Fund                                                            78              1,927

     Alger American Growth Portfolio                                                         19              2,035

     Alger American Leveraged AllCap Portfolio                                              163              1,140

     Alger American MidCap Growth Portfolio                                                 117              3,347

     Alger American Small Capitalization Portfolio                                            -                236

     Davis VA Financial Portfolio                                                        44,421             16,248

     Davis VA Real Estate Portfolio                                                         213                985

     Davis VA Value Portfolio                                                            59,575             32,134

     Dreyfus IP Small Cap Stock Index Portfolio                                         114,710             36,342

     Dreyfus Stock Index Fund                                                           237,715            116,910

     Franklin Aggressive Growth Securities Fund                                               -              2,988

     Franklin Global Communications Securities Fund                                      19,369             31,189

     Franklin Growth and Income Securities Fund                                          98,585             92,907

     Franklin High Income Fund                                                          141,840            121,923

     Franklin Income Securities Fund                                                    179,821             98,462

     Franklin Large Cap Growth Securities Fund                                          119,317             51,869

     Franklin Money Market Fund                                                             336             17,748

     Franklin Real Estate Fund                                                          167,851             62,503

     Franklin Rising Dividends Securities Fund                                          204,912             84,350

     Franklin Small Cap Fund                                                             79,714             65,364

     Franklin Small Cap Value Securities Fund                                            88,440             25,927

     Franklin U.S. Government Fund                                                      150,417            116,890

     Franklin Zero Coupon Fund 2005                                                      40,246             24,928

     Franklin Zero Coupon Fund 2010                                                      29,653             22,935

     J.P. Morgan International Opportunities Portfolio                                        8                 49

     J.P. Morgan U.S. Large Cap Core Equity Portfolio                                         8                163

     Jennison 20/20 Focus Portfolio                                                      56,353             13,974

     Mutual Discovery Securities Fund                                                   132,890             51,452

     Mutual Shares Securities Fund                                                      149,143             77,944

     Oppenheimer Global Securities Fund/VA                                               86,564             47,024

     Oppenheimer High Income Fund/VA                                                     54,398             60,466

     Oppenheimer Main Street Fund/VA                                                     56,133             32,033

     PIMCO VIT All Asset Portfolio                                                       94,920              6,615

     PIMCO VIT High Yield Portfolio                                                     130,769             65,921

     PIMCO VIT Real Return Portfolio                                                    187,248             39,667

     PIMCO VIT StocksPLUS Growth and Income Portfolio                                     2,426              5,124

     PIMCO VIT Total Return Portfolio                                                   150,612             71,909

     Seligman Global Technology Portfolio                                                    27                774

     Seligman Small-Cap Value Portfolio                                                  73,663             53,646

     SP Strategic Partners Focused Growth Portfolio                                      19,818              4,889

     SP William Blair International Growth Portfolio                                     14,206             11,535

     Templeton Asset Strategy Fund                                                          565              3,682

     Templeton Developing Markets Securities Fund                                        85,522             42,191

     Templeton Foreign Securities Fund                                                   58,873             53,295

     Templeton Global Income Securities Fund                                              4,259              6,819

                                       82

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


4.   PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS) (CONTINUED)

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2004 were as follows:

                                                                                   COST OF         PROCEEDS FROM
                                                                                  PURCHASES           SALES
                                                                              -------------------------------------
     Templeton Growth Securities Fund                                                   118,644             72,583

     USAZ AIM Basic Value Fund                                                           88,110             25,629

     USAZ AIM Blue Chip Fund                                                             82,281             19,861

     USAZ AIM Dent Demographic Trends Fund                                               25,892             10,534

     USAZ AIM International Equity Fund                                                  36,222              9,693

     USAZ Davis NY Venture Fund                                                         104,551             13,820

     USAZ Dreyfus Founders Growth and Income Fund                                        33,742             14,773

     USAZ Dreyfus Premier Small Cap Value Fund                                           30,643              3,931

     USAZ Legg Mason Value Fund                                                          45,823              8,380

     USAZ Money Market Fund                                                             509,745            460,739

     USAZ Oppenheimer Emerging Growth Fund                                               82,040             33,415

     USAZ Oppenheimer Emerging Technologies Fund                                         32,512             22,249

     USAZ Oppenheimer Global Fund                                                        70,231              1,835

     USAZ Oppenheimer International Growth Fund                                          25,228              6,423

     USAZ Oppenheimer Main Street Fund                                                   61,936              1,756

     USAZ PIMCO NFJ Small Cap Value Fund                                                100,002             14,321

     USAZ PIMCO PEA Renaissance Fund                                                    213,399             64,615

     USAZ PIMCO PEA Value Fund                                                          150,825             30,847

     USAZ Van Kampen Aggressive Growth Fund                                              53,562             21,885

     USAZ Van Kampen Comstock Fund                                                      163,960             33,955

     USAZ Van Kampen Emerging Growth Fund                                                67,784             27,309

     USAZ Van Kampen Equity and Income Fund                                              78,864              2,659

     USAZ Van Kampen Global Franchise Fund                                              102,612             14,638

     USAZ Van Kampen Growth and Income Fund                                              91,498             34,847

     USAZ Van Kampen Growth Fund                                                         52,158             25,856

     Van Kampen LIT Emerging Growth Portfolio                                                46              1,795

     Van Kampen LIT Enterprise Portfolio                                                      1                 44

     Van Kampen LIT Growth and Income Portfolio                                              15                522


5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:

                                                          AIM V.I. CAPITAL                              AIM V.I. INTERNATIONAL
                                                         APPRECIATION FUND      AIM V.I. GROWTH FUND         GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           1            -           -           -            -
           Transfers between funds                           (85)       (140)        (192)       (289)        (26)        (121)
           Surrenders and terminations                      (109)       (211)        (226)       (292)        (16)         (46)
           Rescissions                                          -         (1)            -           -           -            -
           Bonus                                                -         (4)            -           -           -            -
           Other transactions                                 (1)         (1)          (2)         (2)           -          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (195)       (356)        (420)       (583)        (42)        (168)
                                                      --------------------------------------------------------------------------

                                       83

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                          AIM V.I. PREMIER     ALGER AMERICAN GROWTH        ALGER AMERICAN
                                                                                                          LEVERAGED ALLCAP
                                                            EQUITY FUND              PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           1            -           -           -            -
           Transfers between funds                          (141)       (182)        (118)       (290)        (60)         (92)
           Surrenders and terminations                      (139)       (114)        (148)       (143)        (86)         (91)
           Rescissions                                          -         (1)            -           -           -            -
           Bonus                                                -         (1)            -           -           -            -
           Other transactions                                 (1)         (2)          (1)         (1)         (1)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (281)       (299)        (267)       (434)       (147)        (184)
                                                      --------------------------------------------------------------------------


                                                       ALGER AMERICAN MIDCAP    ALGER AMERICAN SMALL      DAVIS VA FINANCIAL
                                                                                  CAPITALIZATION
                                                         GROWTH PORTFOLIO            PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -            -           -       2,640        1,910
           Transfers between funds                          (102)       (159)         (10)        (26)        (75)          595
           Surrenders and terminations                      (193)       (288)         (30)        (19)       (235)         (75)
           Rescissions                                          -           -            -           -        (64)         (44)
           Bonus                                                -         (3)            -           -          33           29
           Other transactions                                 (1)         (2)            -           -         (1)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (296)       (452)         (40)        (45)       2,298        2,414
                                                      --------------------------------------------------------------------------


                                                        DAVIS VA REAL ESTATE       DAVIS VA VALUE        DREYFUS IP SMALL CAP
                                                             PORTFOLIO               PORTFOLIO          STOCK INDEX PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -        4,422       7,501       6,759        5,004
           Transfers between funds                           (32)        (98)        (722)       1,993         641        1,503
           Surrenders and terminations                       (15)        (21)        (795)       (312)       (367)        (115)
           Rescissions                                          -           -        (122)       (209)       (125)        (105)
           Bonus                                                -           -           38          83          66           54
           Other transactions                                   -           -          (5)         (4)         (3)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                        (47)       (119)        2,816       9,052       6,971        6,340
                                                      --------------------------------------------------------------------------


                                       84

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                        DREYFUS STOCK INDEX     FRANKLIN AGGRESSIVE        FRANKLIN GLOBAL
                                                                                                           COMMUNICATIONS
                                                               FUND           GROWTH SECURITIES FUND       SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                               12,833       9,583            -           -         613          544
           Transfers between funds                             45       7,776        (551)        (91)       (184)        (467)
           Surrenders and terminations                    (1,109)       (516)         (24)       (103)     (1,034)      (1,236)
           Rescissions                                      (258)       (217)            -           -        (18)         (11)
           Bonus                                              131          96            -           -           8            7
           Other transactions                                 (7)         (4)            -           -         (7)         (10)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                      11,635      16,718        (575)       (194)       (622)      (1,173)
                                                      --------------------------------------------------------------------------


                                                        FRANKLIN GROWTH AND     FRANKLIN HIGH INCOME       FRANKLIN INCOME
                                                      INCOME SECURITIES FUND           FUND                SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                2,508       1,356        2,406       1,516       3,384          820
           Transfers between funds                           (41)       (129)        (623)       1,542         595          557
           Surrenders and terminations                    (2,221)     (2,171)      (1,069)       (933)     (1,797)      (1,974)
           Rescissions                                       (64)        (34)         (55)        (49)        (68)         (14)
           Bonus                                               40          19           40          20          40           10
           Other transactions                                 (7)        (10)          (3)         (3)         (5)          (7)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         215       (969)          696       2,093       2,149        (608)
                                                      --------------------------------------------------------------------------


                                                         FRANKLIN LARGE CAP    FRANKLIN MONEY MARKET     FRANKLIN REAL ESTATE
                                                      GROWTH SECURITIES FUND           FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                5,444       2,309            -           -       2,771        1,363
           Transfers between funds                            368         578        (367)     (1,017)         308          641
           Surrenders and terminations                    (1,504)     (1,235)        (708)     (1,123)       (514)        (474)
           Rescissions                                      (117)        (47)            -           -        (75)         (30)
           Bonus                                               64          27            -           -          38           21
           Other transactions                                 (5)         (6)          (2)         (2)         (2)          (2)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       4,250       1,626      (1,077)     (2,142)       2,526        1,519
                                                      --------------------------------------------------------------------------


                                       85

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                          FRANKLIN RISING         FRANKLIN S&P 500     FRANKLIN SMALL CAP FUND
                                                         DIVIDENDS SECURITIES
                                                               FUND                 INDEX FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                5,333       3,283            -           -       2,867        2,266
           Transfers between funds                            565       1,164            -     (3,840)       (376)          343
           Surrenders and terminations                    (1,613)     (1,431)            -        (76)     (1,361)      (1,261)
           Rescissions                                      (129)        (61)            -           -        (83)         (42)
           Bonus                                               71          38            -           -          38           28
           Other transactions                                 (6)         (6)            -         (1)         (6)          (7)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       4,221       2,987            -     (3,917)       1,079        1,327
                                                      --------------------------------------------------------------------------


                                                         FRANKLIN SMALL CAP     FRANKLIN TECHNOLOGY         FRANKLIN U.S.
                                                       VALUE SECURITIES FUND      SECURITIES FUND          GOVERNMENT FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                4,047       2,782            -           -       4,796        4,888
           Transfers between funds                          1,478         638            -       (561)     (1,407)      (1,304)
           Surrenders and terminations                      (597)       (375)            -        (29)     (2,310)      (2,568)
           Rescissions                                       (80)        (61)            -           -       (114)        (149)
           Bonus                                               55          37            -           -          68           70
           Other transactions                                 (3)         (2)            -           -         (8)          (8)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       4,900       3,019            -       (590)       1,025          929
                                                      --------------------------------------------------------------------------


                                                        FRANKLIN ZERO COUPON    FRANKLIN ZERO COUPON         J.P. MORGAN
                                                                                                            INTERNATIONAL
                                                             FUND 2005               FUND 2010         OPPORTUNITIES PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                  946         550          528         624           -            -
           Transfers between funds                          (171)        (64)        (162)       (318)           -         (10)
           Surrenders and terminations                      (288)       (255)        (190)       (192)         (5)          (3)
           Rescissions                                       (24)        (16)         (22)        (14)           -            -
           Bonus                                               16           8            9          13           -            -
           Other transactions                                 (1)         (1)          (1)         (1)           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         478         222          162         112         (5)         (13)
                                                      --------------------------------------------------------------------------


                                       86

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                          J.P. MORGAN U.S.      JENNISON 20/20 FOCUS       MUTUAL DISCOVERY
                                                      LARGE CAP CORE EQUITY
                                                             PORTFOLIO               PORTFOLIO             SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -        3,799       1,864       5,773        4,032
           Transfers between funds                            (5)         (8)          453         614         594          873
           Surrenders and terminations                       (14)         (9)        (135)        (30)     (1,393)      (1,055)
           Rescissions                                          -           -        (108)        (40)       (104)        (109)
           Bonus                                                -           -           44          17          60           45
           Other transactions                                   -           -          (1)           -         (5)          (5)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                        (19)        (17)        4,052       2,425       4,925        3,781
                                                      --------------------------------------------------------------------------


                                                           MUTUAL SHARES         OPPENHEIMER GLOBAL    OPPENHEIMER HIGH INCOME
                                                          SECURITIES FUND       SECURITIES FUND/VA             FUND/VA
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                7,296       4,763        6,111       8,425       1,251        1,434
           Transfers between funds                            137         842      (1,124)       2,229     (1,522)        2,155
           Surrenders and terminations                    (2,794)     (2,209)        (822)       (336)       (401)        (144)
           Rescissions                                      (118)       (117)        (156)       (161)        (75)         (74)
           Bonus                                               75          55           60         102          13           19
           Other transactions                                 (9)         (9)          (6)         (4)         (1)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       4,587       3,325        4,063      10,255       (735)        3,389
                                                      --------------------------------------------------------------------------


                                                          OPPENHEIMER MAIN      PIMCO VIT ALL ASSET      PIMCO VIT HIGH YIELD
                                                          STREET FUND/VA             PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                5,431       9,032        4,456           -       5,726        5,133
           Transfers between funds                        (1,233)       2,340        3,164           -         302        1,633
           Surrenders and terminations                      (915)       (420)         (37)           -       (851)        (252)
           Rescissions                                      (191)       (195)         (59)           -       (168)        (125)
           Bonus                                               68         108           61           -          72           54
           Other transactions                                 (7)         (5)            -           -         (3)          (2)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       3,153      10,860        7,585           -       5,078        6,441
                                                      --------------------------------------------------------------------------


                                       87

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                       PIMCO VIT REAL RETURN    PIMCO VIT STOCKSPLUS    PIMCO VIT TOTAL RETURN
                                                                                 GROWTH AND INCOME
                                                             PORTFOLIO               PORTFOLIO                PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                               13,423       4,450          133       1,101       9,556       11,092
           Transfers between funds                            177         763        (276)          78     (1,950)          578
           Surrenders and terminations                      (399)        (74)        (171)       (109)     (1,685)      (1,109)
           Rescissions                                      (219)        (80)          (4)        (13)       (278)        (270)
           Bonus                                              165          52            -          12         114          139
           Other transactions                                 (1)           -          (1)         (1)         (9)          (7)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                      13,146       5,111        (319)       1,068       5,748       10,423
                                                      --------------------------------------------------------------------------


                                                          SELIGMAN GLOBAL        SELIGMAN SMALL-CAP     SP STRATEGIC PARTNERS
                                                       TECHNOLOGY PORTFOLIO       VALUE PORTFOLIO     FOCUSED GROWTH PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -        2,193       3,409       1,589          996
           Transfers between funds                           (79)       (123)        (744)       1,083       1,152          107
           Surrenders and terminations                       (51)        (60)        (400)       (241)       (114)         (45)
           Rescissions                                          -         (1)         (69)        (73)        (49)         (22)
           Bonus                                                -           -           24          51          24           10
           Other transactions                                   -         (1)          (3)         (2)         (1)            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (130)       (185)        1,001       4,227       2,601        1,046
                                                      --------------------------------------------------------------------------


                                                          SP WILLIAM BLAIR        TEMPLETON ASSET        TEMPLETON DEVELOPING
                                                       INTERNATIONAL GROWTH
                                                             PORTFOLIO             STRATEGY FUND       MARKETS SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                1,493       1,343            -           -       3,540        1,641
           Transfers between funds                          (733)       1,005         (30)        (74)       1,168          942
           Surrenders and terminations                      (164)       (131)        (182)       (200)       (894)      (1,069)
           Rescissions                                      (109)        (12)            -           -       (126)         (34)
           Bonus                                               21          22            -           -          54           22
           Other transactions                                 (2)           -          (1)         (1)         (4)          (5)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         506       2,227        (213)       (275)       3,738        1,497
                                                      --------------------------------------------------------------------------


                                       88

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                         TEMPLETON FOREIGN        TEMPLETON GLOBAL         TEMPLETON GROWTH
                                                          SECURITIES FUND     INCOME SECURITIES FUND       SECURITIES FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                2,141       1,146            -           -       4,475        1,728
           Transfers between funds                            193       (161)         (20)        (55)         308         (33)
           Surrenders and terminations                    (1,810)     (2,185)        (220)       (260)     (2,244)      (2,045)
           Rescissions                                       (45)        (17)            -           -        (85)         (33)
           Bonus                                               24          10            -           -          48           16
           Other transactions                                 (8)        (11)          (1)         (1)         (8)         (10)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                         495     (1,218)        (241)       (316)       2,494        (377)
                                                      --------------------------------------------------------------------------


                                                        USAZ AIM BASIC VALUE     USAZ AIM BLUE CHIP         USAZ AIM DENT
                                                               FUND                    FUND            DEMOGRAPHIC TRENDS FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                7,499       5,120        7,272       4,378       2,076        1,787
           Transfers between funds                          (468)       1,553         (92)       1,104       (379)          740
           Surrenders and terminations                      (431)       (171)        (385)        (90)       (103)        (107)
           Rescissions                                      (201)       (147)        (227)       (124)        (44)         (32)
           Bonus                                               96          71          108          67          33           29
           Other transactions                                 (3)         (2)          (2)         (1)         (1)            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       6,492       6,424        6,674       5,334       1,582        2,417
                                                      --------------------------------------------------------------------------


                                                              USAZ AIM         USAZ DAVIS NY VENTURE    USAZ DREYFUS FOUNDERS
                                                        INTERNATIONAL EQUITY
                                                               FUND                    FUND            GROWTH AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                1,878       1,089        8,598       2,134       3,009        3,086
           Transfers between funds                            771         178          969         765       (408)          311
           Surrenders and terminations                      (105)        (88)        (315)       (109)       (279)        (117)
           Rescissions                                       (56)        (42)        (184)        (40)        (62)         (80)
           Bonus                                               28          13          109          30          36           41
           Other transactions                                 (1)           -          (2)         (1)         (2)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       2,515       1,150        9,175       2,779       2,294        3,240
                                                      --------------------------------------------------------------------------


                                       89

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                        USAZ DREYFUS PREMIER   USAZ LEGG MASON VALUE    USAZ MONEY MARKET FUND
                                                       SMALL CAP VALUE FUND            FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                1,947           -        3,301       1,778      36,049       22,958
           Transfers between funds                            625           -          674         484    (27,179)     (15,587)
           Surrenders and terminations                       (16)           -        (201)        (68)     (3,307)      (7,893)
           Rescissions                                       (33)           -         (98)        (48)     (1,000)        (539)
           Bonus                                               28           -           63          27         526          408
           Other transactions                                   -           -          (1)         (1)         (5)          (5)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       2,551           -        3,738       2,172       5,084        (658)
                                                      --------------------------------------------------------------------------


                                                          USAZ OPPENHEIMER        USAZ OPPENHEIMER     USAZ OPPENHEIMER GLOBAL
                                                                               EMERGING TECHNOLOGIES
                                                       EMERGING GROWTH FUND            FUND                     FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                5,069       2,782        2,195       2,675       6,071            -
           Transfers between funds                          (875)       1,480        (682)         688         716            -
           Surrenders and terminations                      (238)       (102)        (176)       (102)        (29)            -
           Rescissions                                      (109)        (49)         (64)        (78)        (71)            -
           Bonus                                               72          40           28          27          79            -
           Other transactions                                 (1)           -          (2)         (1)           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       3,918       4,151        1,299       3,209       6,766            -
                                                      --------------------------------------------------------------------------


                                                          USAZ OPPENHEIMER     USAZ OPPENHEIMER MAIN     USAZ PIMCO NFJ SMALL
                                                         INTERNATIONAL GROWTH
                                                               FUND                 STREET FUND            CAP VALUE FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                1,693         822        5,320           -       5,038        1,487
           Transfers between funds                             58         272          676           -       1,432          558
           Surrenders and terminations                       (62)        (38)         (31)           -       (138)         (14)
           Rescissions                                       (39)         (8)         (67)           -       (107)         (28)
           Bonus                                               26          12           79           -          64           20
           Other transactions                                   -           -            -           -         (1)            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       1,676       1,060        5,977           -       6,288        2,023
                                                      --------------------------------------------------------------------------


                                       90

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                           USAZ PIMCO PEA       USAZ PIMCO PEA VALUE       USAZ VAN KAMPEN
                                                         RENAISSANCE FUND              FUND            AGGRESSIVE GROWTH FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                               12,562       8,016        8,721       3,148       4,569        3,578
           Transfers between funds                            275       2,977        1,650       1,509         439        1,060
           Surrenders and terminations                    (1,080)       (387)        (410)       (162)       (492)        (103)
           Rescissions                                      (242)       (177)        (194)        (74)       (132)         (73)
           Bonus                                              131          91          103          43          71           53
           Other transactions                                 (7)         (5)          (4)         (2)         (2)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                      11,639      10,515        9,866       4,462       4,453        4,514
                                                      --------------------------------------------------------------------------


                                                          USAZ VAN KAMPEN         USAZ VAN KAMPEN       USAZ VAN KAMPEN EQUITY
                                                           COMSTOCK FUND       EMERGING GROWTH FUND        AND INCOME FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                               13,326       9,206        7,649       6,726       4,554            -
           Transfers between funds                          1,345       2,679      (1,010)       2,219       3,099            -
           Surrenders and terminations                      (980)       (458)        (766)       (268)        (71)            -
           Rescissions                                      (258)       (169)        (197)       (158)        (81)            -
           Bonus                                              152         107           91          89          56            -
           Other transactions                                 (7)         (5)          (5)         (3)           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                      13,578      11,360        5,762       8,605       7,557            -
                                                      --------------------------------------------------------------------------


                                                          USAZ VAN KAMPEN         USAZ VAN KAMPEN       USAZ VAN KAMPEN GROWTH
                                                       GLOBAL FRANCHISE FUND  GROWTH AND INCOME FUND            FUND
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                5,518       1,151        7,276       6,576       3,166        2,668
           Transfers between funds                          1,811         809        (816)       2,379       (336)          712
           Surrenders and terminations                      (182)           5        (665)       (372)       (237)        (138)
           Rescissions                                      (108)        (17)        (153)       (149)        (65)         (83)
           Bonus                                               68          15           91          75          40           26
           Other transactions                                 (1)           -          (4)         (3)         (2)          (1)
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       7,106       1,963        5,729       8,506       2,566        3,184
                                                      --------------------------------------------------------------------------


                                       91

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

5.   CONTRACT  TRANSACTIONS  -  ALL  PRODUCTS  ACCUMULATION  UNIT  ACTIVITY  (IN
     THOUSANDS) (CONTINUED)

     Transactions in units for each subaccount for the years ended December 31, 2004 and 2003 were as follows:


                                                           VAN KAMPEN LIT          VAN KAMPEN LIT       VAN KAMPEN LIT GROWTH
                                                           EMERGING GROWTH
                                                             PORTFOLIO         ENTERPRISE PORTFOLIO     AND INCOME PORTFOLIO
                                                      --------------------------------------------------------------------------
                                                         2004        2003         2004        2003        2004         2003
                                                      --------------------------------------------------------------------------
      Contract Transactions
           Purchase payments                                    -           -            -           -           -            -
           Transfers between funds                          (142)       (139)          (4)        (10)        (16)         (11)
           Surrenders and terminations                       (99)       (103)          (3)         (3)        (24)         (10)
           Rescissions                                          -           -            -           -           -            -
           Bonus                                                -           -            -           -           -            -
           Other transactions                                 (1)         (1)            -           -           -            -
                                                      --------------------------------------------------------------------------
      Total Net Contract Transactions                       (242)       (243)          (7)        (13)        (40)         (21)
                                                      --------------------------------------------------------------------------


                                                          TOTAL ALL FUNDS
                                                      ------------------------
                                                           2004          2003
                                                      ------------------------
      Contract Transactions
           Purchase payments                              305,039     199,055
           Transfers between funds                       (19,380)      29,650
           Surrenders and terminations                   (45,224)    (40,563)
           Rescissions                                    (7,173)     (4,596)
           Bonus                                            3,860       2,570
           Other transactions                               (204)       (184)
                                                      ------------------------
      Total Net Contract Transactions                     236,918     185,932

                                                      ------------------------

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


6.   CONTRACT OWNERS' EQUITY

     A summary by product and fund of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                    AIM V.I. CAPITAL APPRECIATION        AIM V.I. GROWTH FUND        AIM V.I. INTERNATIONAL GROWTH
                                                FUND                                                             FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS  UNITS        AUV    NET ASSETS  UNITS        AUV      NET       UNITS        AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
  Contracts:
   Alterity Enhanced - Option 1     1,825        275      6.62        649        125       5.19       848        115       7.44
   Alterity Enhanced - Option 3         -          -         -          -          -          -         -          -          -
   Alterity Enhanced - Option 4         -          -         -          -          -          -         -          -          -
   Alterity Enhanced - Option 5         -          -         -          -          -          -         -          -          -
   Alterity Optional - Option 1     1,482        222      6.68        742        142       5.24       470         63       7.51
   Alterity Optional - Option 2       153         23      6.62          -          -          -        42          6       7.44
   Alterity Optional - Option 3         -          -         -          -          -          -         -          -          -
   Alterity Optional - Option 4         -          -         -          -          -          -         -          -          -
   Alterity Optional - Option 5         -          -         -          -          -          -         -          -          -
   Alterity Traditional -             622         92      6.78        649        122       5.33       291         38       7.62
   Option 1
   Alterity Traditional -               -          -         -          2          -       5.27        18          2       7.55
   Option 2
   Alterity Traditional -               -          -         -          -          -          -         -          -          -
   Option 3
   Alterity Traditional -               -          -         -          -          -          -         -          -          -
   Option 4
   Alterity Traditional -               -          -         -          -          -          -         -          -          -
   Option 5
   Charter Traditional                 23          3      6.87          9          2       5.40         6          1       7.71
   Charter Enhanced                    24          4      6.80          -          -          -         -          -          -
   Charter II - Option 1                -          -         -          -          -          -         -          -          -
   Charter II - Option 2                -          -         -          -          -          -         -          -          -
   Charter II - Option 3                -          -         -          -          -          -         -          -          -
   Charter II - Option 4                -          -         -          -          -          -         -          -          -
   Charter II - Option 5                -          -         -          -          -          -         -          -          -
   Charter II - Option 6                -          -         -          -          -          -         -          -          -
   Charter II - Option 7                -          -         -          -          -          -         -          -          -
   Charter II - Option 8                -          -         -          -          -          -         -          -          -
   Charter II - Option 9                -          -         -          -          -          -         -          -          -
   High Five Traditional                -          -         -          -          -          -         -          -          -
   High Five Enhanced                   -          -         -          -          -          -         -          -          -
   Dimensions - Option 1                4          1      6.75          -          -          -         -          -          -
   Dimensions - Option 2                -          -         -          -          -          -         3          -       7.51
   Dimensions - Option 3               13          2      6.65          -          -          -         -          -          -
   Dimensions - Option 4               50          8      6.58          2          -       5.16        67          9       7.40
   Dimensions - Option 5                -          -         -          -          -          -         -          -          -
   Dimensions - Option 6                -          -         -          -          -          -         -          -          -
   Deferred Variable Annuities          -          -         -          5          -       5.33         -          -          -
   High Five Bonus Traditional          -          -         -          -          -          -         -          -          -
   High Five Bonus Enhanced             -          -         -          -          -          -         -          -          -
   Rewards Enhanced - Option 1        969        146      6.63        515         99       5.20       195         26       7.45
   Rewards Enhanced - Option 2          -          -         -          -          -          -         -          -          -
   Rewards Enhanced - Option 3          -          -         -          -          -          -         -          -          -
   Rewards Enhanced - Option 4          -          -         -          -          -          -         -          -          -
   Rewards Enhanced - Option 5          -          -         -          -          -          -         -          -          -
   Rewards Enhanced - Option 6          -          -         -          -          -          -         -          -          -
   Rewards Enhanced - Option 7         11          2      6.57          9          2       5.15         -          -          -
   Rewards Enhanced - Option 8          8          1      6.41         32          6       5.02        12          2       7.20
   Rewards Traditional -            1,259        188      6.70      1,052        200       5.26       764        101       7.53
   Option 1
   Rewards Traditional -                -          -         -          -          -          -         -          -          -
   Option 2
   Rewards Traditional -                -          -         -          -          -          -         -          -          -
   Option 4
   Rewards Traditional -                -          -         -          -          -          -         -          -          -
   Option 5
   Rewards Traditional -                -          -         -          -          -          -         -          -          -
   Option 6
   Rewards Traditional -                -          -         -          -          -          -         -          -          -
   Option 7
   Rewards Traditional -               27          4      6.47         36          7       5.07        15          2       7.27
   Option 8
   Valuemark II & III                   -          -         -      3,131        588       5.33         -          -          -
   Valuemark Income Plus                -          -         -         24          -       5.33         -          -          -
   Valuemark IV - Option 1              -          -         -      4,089        771       5.30         -          -          -
   Valuemark IV - Option 2              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 4              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 5              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 6              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 7              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 8              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 9              -          -         -          -          -          -         -          -          -
   Valuemark IV - Option 10             -          -         -          -          -          -         -          -          -


                                       93

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                         ALGER AMERICAN GROWTH          ALGER AMERICAN LEVERAGED
                                     AIM V.I. PREMIER EQUITY FUND             PORTFOLIO                    ALLCAP PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1   2,024        315      6.43        222         31       7.13       168         25       6.73
       Alterity Enhanced - Option 3       -          -         -          -          -          -         -          -          -
       Alterity Enhanced - Option 4       -          -         -          -          -          -         -          -          -
       Alterity Enhanced - Option 5       -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 1   2,490        384      6.49        215         30       7.20       151         22       6.80
       Alterity Optional - Option 2     141         22      6.43          -          -          -         -          -          -
       Alterity Optional - Option 3       -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 4       -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 5       -          -         -          -          -          -         -          -          -
       Alterity Traditional -           908        138      6.59        326         45       7.31       160         23       6.90
       Option 1
       Alterity Traditional -             -          -         -         18          3       7.24         1          -       6.83
       Option 2
       Alterity Traditional -             -          -         -          -          -          -         -          -          -
       Option 3
       Alterity Traditional -             -          -         -          -          -          -         -          -          -
       Option 4
       Alterity Traditional -             -          -         -          -          -          -         -          -          -
       Option 5
       Charter Traditional               97         14      6.67         41          5       7.41         -          -          -
       Charter Enhanced                 180         27      6.61          -          -          -         1          -       6.92
       Charter II - Option 1              -          -         -          -          -          -         -          -          -
       Charter II - Option 2              -          -         -          -          -          -         -          -          -
       Charter II - Option 3              -          -         -          -          -          -         -          -          -
       Charter II - Option 4              -          -         -          -          -          -         -          -          -
       Charter II - Option 5              -          -         -          -          -          -         -          -          -
       Charter II - Option 6              -          -         -          -          -          -         -          -          -
       Charter II - Option 7              -          -         -          -          -          -         -          -          -
       Charter II - Option 8              -          -         -          -          -          -         -          -          -
       Charter II - Option 9              -          -         -          -          -          -         -          -          -
       High Five Traditional              -          -         -          -          -          -         -          -          -
       High Five Enhanced                 -          -         -          -          -          -         -          -          -
       Dimensions - Option 1              5          1      6.56          -          -          -         -          -          -
       Dimensions - Option 2              -          -         -          -          -          -         -          -          -
       Dimensions - Option 3             27          4      6.46          -          -          -         -          -          -
       Dimensions - Option 4             54          9      6.40          -          -          -         -          -          -
       Dimensions - Option 5              -          -         -          -          -          -         -          -          -
       Dimensions - Option 6              3          -      6.43          -          -          -         -          -          -
       Deferred Variable Annuities        -          -         -         22          -       7.31        44          -       6.90
       High Five Bonus Traditional        -          -         -          -          -          -         -          -          -
       High Five Bonus Enhanced           -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 1      819        127      6.44        382         54       7.14       206         30       6.74
       Rewards Enhanced - Option 2        -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 3        -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 4        -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 5        -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 6        -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 7        -          -         -         25          3       7.07         -          -          -
       Rewards Enhanced - Option 8      130         21      6.23          -          -          -        19          3       6.51
       Rewards Traditional -          1,710        263      6.51        943        131       7.22       499         73       6.81
       Option 1
       Rewards Traditional -              -          -         -          -          -          -         -          -          -
       Option 2
       Rewards Traditional -              -          -         -          -          -          -         -          -          -
       Option 4
       Rewards Traditional -              -          -         -          -          -          -         -          -          -
       Option 5
       Rewards Traditional -              -          -         -          -          -          -         -          -          -
       Option 6
       Rewards Traditional -             14          2      6.44          -          -          -        43          6       6.74
       Option 7
       Rewards Traditional -             46          7      6.29         22          3       6.96         -          -          -
       Option 8
       Valuemark II & III                 -          -         -      3,820        522       7.31     1,607        234       6.90
       Valuemark Income Plus              -          -         -          6          -       7.31        15          -       6.90
       Valuemark IV - Option 1            -          -         -      4,126        567       7.28     1,552        226       6.87
       Valuemark IV - Option 2            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 3            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 5            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 6            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 7            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 8            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 9            -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 10           -          -         -          -          -          -         -          -          -


                                       94

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                  ALGER AMERICAN MIDCAP GROWTH            ALGER AMERICAN SMALL
                                              PORTFOLIO                CAPITALIZATION PORTFOLIO       DAVIS VA FINANCIAL PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     3,207        293     10.94        209         36       5.82    20,010      1,499      13.35
       Alterity Enhanced - Option 3         -          -         -          -          -          -        88          7      13.42
       Alterity Enhanced - Option 4         -          -         -          -          -          -        83          6      13.32
       Alterity Enhanced - Option 5         -          -         -          -          -          -     6,385        490      13.03
       Alterity Optional - Option 1     3,346        304     11.05        261         44       5.88     7,584        563      13.48
       Alterity Optional - Option 2       402         37     10.94          -          -          -     2,374        178      13.35
       Alterity Optional - Option 3         -          -         -          -          -          -        10          1      13.42
       Alterity Optional - Option 4         -          -         -          -          -          -        22          2      13.28
       Alterity Optional - Option 5         -          -         -          -          -          -     1,123         86      12.99
       Alterity Traditional -           1,439        128     11.21        105         18       5.97     1,381        101      13.68
       Option 1
       Alterity Traditional -              35          3     11.10          -          -          -        66          5      13.55
       Option 2
       Alterity Traditional -               -          -         -          -          -          -       297         22      13.62
       Option 3
       Alterity Traditional -               -          -         -          -          -          -       275         20      13.48
       Option 4
       Alterity Traditional -               -          -         -          -          -          -     3,328        253      13.15
       Option 5
       Charter Traditional                127         11     11.35          5          1       6.04       187         13      13.85
       Charter Enhanced                   302         27     11.24          1          -       5.98       114          8      13.72
       Charter II - Option 1                -          -         -          -          -          -        69          5      13.45
       Charter II - Option 2                -          -         -          -          -          -        22          2      13.25
       Charter II - Option 3                -          -         -          -          -          -        21          2      13.25
       Charter II - Option 4                -          -         -          -          -          -        21          2      13.32
       Charter II - Option 5                -          -         -          -          -          -         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7                -          -         -          -          -          -        64          5      12.99
       Charter II - Option 8                -          -         -          -          -          -       213         17      12.87
       Charter II - Option 9                -          -         -          -          -          -        25          2      12.83
       High Five Traditional                -          -         -          -          -          -    11,676        853      13.68
       High Five Enhanced                   -          -         -          -          -          -    10,063        751      13.41
       Dimensions - Option 1                5          -     11.16          4          1       5.94        20          1      13.62
       Dimensions - Option 2                2          -     11.05          -          -          -         -          -          -
       Dimensions - Option 3               42          4     10.99          -          -          -        24          2      13.42
       Dimensions - Option 4               45          4     10.88          -          -          -         6          -      13.28
       Dimensions - Option 5                7          1     11.05          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         3          -      13.35
       Deferred Variable Annuities          -          -         -          -          -          -         2          -      13.68
       High Five Bonus Traditional          -          -         -          -          -          -       941         70      13.48
       High Five Bonus Enhanced             -          -         -          -          -          -     1,073         80      13.35
       Rewards Enhanced - Option 1      1,235        113     10.97        229         39       5.84     1,799        134      13.38
       Rewards Enhanced - Option 2          -          -         -          -          -          -       168         13      13.32
       Rewards Enhanced - Option 3          -          -         -          -          -          -     3,648        277      13.19
       Rewards Enhanced - Option 4          -          -         -          -          -          -       265         20      13.28
       Rewards Enhanced - Option 5          -          -         -          -          -          -        20          2      13.19
       Rewards Enhanced - Option 6          -          -         -          -          -          -     7,435        576      12.90
       Rewards Enhanced - Option 7         51          5     10.86          -          -          -        43          3      13.25
       Rewards Enhanced - Option 8        227         21     10.59          6          1       5.64       116          9      12.93
       Rewards Traditional -            2,007        181     11.07        283         48       5.89     2,013        149      13.52
       Option 1
       Rewards Traditional -                -          -         -          -          -          -     1,651        124      13.32
       Option 2
       Rewards Traditional -                -          -         -          -          -          -       540         40      13.48
       Option 4
       Rewards Traditional -                -          -         -          -          -          -       172         13      13.35
       Option 5
       Rewards Traditional -                -          -         -          -          -          -     2,904        223      13.03
       Option 6
       Rewards Traditional -                -          -         -          -          -          -         7          -      13.38
       Option 7
       Rewards Traditional -               36          3     10.70          -          -          -       218         17      13.06
       Option 8
       Valuemark II & III                   -          -         -          -          -          -       356         26      13.68
       Valuemark Income Plus                -          -         -          -          -          -        89          -      13.68
       Valuemark IV - Option 1              -          -         -          -          -          -       224         16      13.62
       Valuemark IV - Option 2              -          -         -          -          -          -       326         24      13.42
       Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4              -          -         -          -          -          -        12          1      13.36
       Valuemark IV - Option 5              -          -         -          -          -          -        22          2      13.45
       Valuemark IV - Option 6              -          -         -          -          -          -         3          -      13.25
       Valuemark IV - Option 7              -          -         -          -          -          -         1          -      13.25
       Valuemark IV - Option 8              -          -         -          -          -          -        16          1      13.35
       Valuemark IV - Option 9              -          -         -          -          -          -        27          2      13.19
       Valuemark IV - Option 10             -          -         -          -          -          -        17          1      13.15


                                       95

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                         DAVIS VA REAL ESTATE                                          DREYFUS IP SMALL CAP STOCK
                                              PORTFOLIO                DAVIS VA VALUE PORTFOLIO             INDEX PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1       703         30     23.56     50,178      4,555      11.02    32,967      2,691      12.25
       Alterity Enhanced - Option 3         -          -         -        281         25      11.07       258         21      12.28
       Alterity Enhanced - Option 4         -          -         -         94          9      10.99       144         12      12.23
       Alterity Enhanced - Option 5         -          -         -     10,592        985      10.75    12,564      1,039      12.09
       Alterity Optional - Option 1       939         38     23.80     25,437      2,286      11.13    18,549      1,506      12.32
       Alterity Optional - Option 2         -          -         -      4,367        396      11.02     2,536        207      12.25
       Alterity Optional - Option 3         -          -         -         31          3      11.07        38          3      12.28
       Alterity Optional - Option 4         -          -         -         10          1      10.96         -          -          -
       Alterity Optional - Option 5         -          -         -      1,523        142      10.72     1,963        163      12.07
       Alterity Traditional -             362         15     24.15      6,092        540      11.29     1,198         96      12.42
       Option 1
       Alterity Traditional -               -          -         -        221         20      11.18        41          3      12.35
       Option 2
       Alterity Traditional -               -          -         -        974         87      11.24       742         60      12.38
       Option 3
       Alterity Traditional -               -          -         -        266         24      11.13       368         30      12.32
       Option 4
       Alterity Traditional -               -          -         -      7,458        687      10.85     9,860        811      12.15
       Option 5
       Charter Traditional                  5          -     24.45      1,597        140      11.43       348         28      12.50
       Charter Enhanced                     -          -         -        773         68      11.32       124         10      12.43
       Charter II - Option 1                -          -         -        226         20      11.10       410         33      12.30
       Charter II - Option 2                -          -         -          -          -          -        24          2      12.20
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4                -          -         -         47          4      10.99       114          9      12.23
       Charter II - Option 5                -          -         -          -          -          -         1          -      12.15
       Charter II - Option 6                -          -         -          -          -          -        14          1      12.14
       Charter II - Option 7                -          -         -        269         25      10.72       212         18      12.07
       Charter II - Option 8                -          -         -        253         24      10.62     1,147         95      12.01
       Charter II - Option 9                -          -         -        109         10      10.59        44          4      11.99
       High Five Traditional                -          -         -     26,391      2,337      11.29    36,649      2,955      12.42
       High Five Enhanced                   -          -         -     18,380      1,674      10.98    22,331      1,846      12.10
       Dimensions - Option 1                4          -     24.03         48          4      11.24         -          -          -
       Dimensions - Option 2                3          -     23.80          9          1      11.13         -          -          -
       Dimensions - Option 3               19          1     23.68         97          9      11.07         -          -          -
       Dimensions - Option 4                -          -         -        141         13      10.96         -          -          -
       Dimensions - Option 5                -          -         -         38          3      11.13         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -         43          -      11.29         -          -          -
       High Five Bonus Traditional          -          -         -          -          -          -     2,316        188      12.32
       High Five Bonus Enhanced             -          -         -          -          -          -     1,670        136      12.25
       Rewards Enhanced - Option 1        366         16     23.62      3,243        294      11.04     1,535        125      12.27
       Rewards Enhanced - Option 2          -          -         -        428         39      10.99       219         18      12.23
       Rewards Enhanced - Option 3          -          -         -      8,820        811      10.88     6,719        552      12.17
       Rewards Enhanced - Option 4          -          -         -        284         26      10.96       374         31      12.22
       Rewards Enhanced - Option 5          -          -         -         24          2      10.88       110          9      12.17
       Rewards Enhanced - Option 6          -          -         -      9,114        856      10.64    10,800        898      12.02
       Rewards Enhanced - Option 7         40          2     23.39         45          4      10.94         -          -          -
       Rewards Enhanced - Option 8         40          2     22.82         89          8      10.67        74          6      12.04
       Rewards Traditional -              355         15     23.85      8,266        741      11.15     1,901        154      12.33
       Option 1
       Rewards Traditional -                -          -         -      2,969        270      10.99     3,302        270      12.23
       Option 2
       Rewards Traditional -                -          -         -      2,187        197      11.13     1,458        118      12.32
       Option 4
       Rewards Traditional -                -          -         -        385         35      11.02       230         19      12.25
       Option 5
       Rewards Traditional -                -          -         -      6,950        647      10.75     8,727        722      12.09
       Option 6
       Rewards Traditional -                -          -         -         89          8      11.04       139         11      12.27
       Option 7
       Rewards Traditional -               15          1     23.05        170         16      10.78        60          5      12.10
       Option 8
       Valuemark II & III                   -          -         -      2,746        243      11.29     1,643        132      12.42
       Valuemark Income Plus                -          -         -        158          -      11.29        24          -      12.42
       Valuemark IV - Option 1              -          -         -      2,816        251      11.24     2,082        168      12.39
       Valuemark IV - Option 2              -          -         -      1,310        118      11.08     1,701        138      12.29
       Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4              -          -         -         45          4      11.02        33          3      12.25
       Valuemark IV - Option 5              -          -         -        110         10      11.10        31          3      12.30
       Valuemark IV - Option 6              -          -         -         31          3      10.94         7          1      12.20
       Valuemark IV - Option 7              -          -         -          1          -      10.94         -          -          -
       Valuemark IV - Option 8              -          -         -         39          4      11.02        71          6      12.25
       Valuemark IV - Option 9              -          -         -         24          2      10.88        54          4      12.17
       Valuemark IV - Option 10             -          -         -          3          -      10.85        17          1      12.15


                                       96

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004


6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                    FRANKLIN GLOBAL COMMUNICATIONS     FRANKLIN GROWTH AND INCOME
                                       DREYFUS STOCK INDEX FUND            SECURITIES FUND                  SECURITIES FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    80,899      7,316     11.06      3,076        182      16.86    23,491        772      30.42
       Alterity Enhanced - Option 3       449         40     11.09         40          2      17.13       405         13      30.79
       Alterity Enhanced - Option 4       559         51     11.05          4          -      16.73       124          4      30.07
       Alterity Enhanced - Option 5    18,939      1,735     10.91      1,694        109      15.59     9,426        337      28.01
       Alterity Optional - Option 1    37,147      3,340     11.12      1,966        113      17.41    13,573        433      31.38
       Alterity Optional - Option 2     7,556        683     11.06        224         13      16.86     2,675         88      30.42
       Alterity Optional - Option 3        69          6     11.09         51          3      17.13        23          1      30.79
       Alterity Optional - Option 4        53          5     11.03          8          1      16.60        10          -      29.84
       Alterity Optional - Option 5     3,901        358     10.90        470         30      15.46     2,249         81      27.79
       Alterity Traditional -           3,070        274     11.21        108          6      18.25     4,435        135      32.89
       Option 1
       Alterity Traditional -              50          5     11.15         34          2      17.68       233          7      31.78
       Option 2
       Alterity Traditional -           1,168        104     11.18        318         18      17.96     1,414         44      32.29
       Option 3
       Alterity Traditional -           1,041         94     11.12        119          7      17.41       434         14      31.28
       Option 4
       Alterity Traditional -          15,005      1,367     10.97      1,408         88      16.08     7,022        243      28.91
       Option 5
       Charter Traditional                620         55     11.29        146          8      18.98     1,018         30      34.12
       Charter Enhanced                   241         21     11.23         56          3      18.39       472         14      33.06
       Charter II - Option 1              782         70     11.11        118          7      17.27       359         12      31.04
       Charter II - Option 2               22          2     11.02         29          2      16.47        49          2      29.60
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4              375         34     11.05          2          -      16.73        92          3      30.07
       Charter II - Option 5                3          -     10.97          -          -          -         -          -          -
       Charter II - Option 6               16          1     10.96          -          -          -         -          -          -
       Charter II - Option 7            1,027         94     10.90         39          3      15.46       232          8      27.79
       Charter II - Option 8              928         86     10.84         88          6      14.98       346         13      26.93
       Charter II - Option 9              135         12     10.83          7          -      14.86        84          3      26.72
       High Five Traditional           69,123      6,166     11.21      4,041        221      18.25    25,062        762      32.89
       High Five Enhanced              33,443      3,055     10.95      2,812        161      17.46    19,309        610      31.65
       Dimensions - Option 1                7          1     11.18          -          -          -        26          1      32.29
       Dimensions - Option 2                -          -         -          -          -          -         9          -      31.28
       Dimensions - Option 3               36          3     11.09          -          -          -       208          7      30.79
       Dimensions - Option 4                -          -         -          -          -          -       108          4      29.84
       Dimensions - Option 5                3          -     11.12          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         3          -      30.31
       Deferred Variable Annuities          2          -     22.50        290          -      36.77     1,252          -      66.17
       High Five Bonus Traditional      4,048        364     11.12        211         12      17.41     3,927        126      31.28
       High Five Bonus Enhanced         1,969        178     11.06        393         23      16.86     2,071         68      30.42
       Rewards Enhanced - Option 1      2,415        218     11.08        381         22      17.00     2,340         72      32.72
       Rewards Enhanced - Option 2        478         43     11.05        133          8      16.73       443         15      30.07
       Rewards Enhanced - Option 3     11,969      1,089     10.99        769         47      16.21     4,197        144      29.14
       Rewards Enhanced - Option 4        572         52     11.03        268         16      16.60       707         24      29.84
       Rewards Enhanced - Option 5        348         32     10.99         17          1      16.21       189          6      29.14
       Rewards Enhanced - Option 6     19,000      1,750     10.86      2,005        133      15.10    12,662        467      27.14
       Rewards Enhanced - Option 7          -          -         -          -          -          -        18          1      29.60
       Rewards Enhanced - Option 8         47          4     10.87         35          2      15.22        48          2      27.36
       Rewards Traditional -            5,015        450     11.14        148          8      17.54     4,444        134      33.11
       Option 1
       Rewards Traditional -            4,795        434     11.05        431         26      16.73     2,045         68      30.07
       Option 2
       Rewards Traditional -            1,888        170     11.12        372         21      17.41     1,768         57      31.28
       Option 4
       Rewards Traditional -              500         45     11.06         30          2      16.86       838         28      30.42
       Option 5
       Rewards Traditional -           16,823      1,541     10.91      1,156         74      15.59     9,346        334      28.01
       Option 6
       Rewards Traditional -              140         13     11.08          -          -          -        20          1      30.55
       Option 7
       Rewards Traditional -               72          7     10.93         36          2      15.71       420         15      28.23
       Option 8
       Valuemark II & III              13,758      1,219     11.29    116,218      6,277      18.52   297,760      8,940      33.29
       Valuemark Income Plus              752          -     11.29        530          -      18.52     7,669          -      33.29
       Valuemark IV - Option 1         13,310      1,182     11.26     12,414        679      18.28    96,386      2,938      32.81
       Valuemark IV - Option 2            962         86     11.17         91          5      17.42     1,394         45      31.30
       Valuemark IV - Option 3              -          -         -          -          -          -        12          -      32.30
       Valuemark IV - Option 4            109         10     11.14          1          -      17.14       327         11      30.81
       Valuemark IV - Option 5            103          9     11.18          5          -      17.53       322         10      31.50
       Valuemark IV - Option 6             33          3     11.09          -          -          -       109          4      30.04
       Valuemark IV - Option 7              -          -         -          -          -          -         1          -      30.04
       Valuemark IV - Option 8             53          5     11.14         11          1      17.12        66          2      30.76
       Valuemark IV - Option 9             42          4     11.06         19          1      16.46       125          4      29.57
       Valuemark IV - Option 10            27          2     11.05          -          -          -        24          1      29.34


                                       97

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                      FRANKLIN INCOME SECURITIES       FRANKLIN LARGE CAP GROWTH
                                      FRANKLIN HIGH INCOME FUND                  FUND                       SECURITIES FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     7,707        366     21.08     26,324        702      37.49    20,466      1,157      17.69
       Alterity Enhanced - Option 3       191          9     21.42        511         13      38.09       319         18      17.84
       Alterity Enhanced - Option 4       182          9     20.92        176          5      37.20       340         19      17.61
       Alterity Enhanced - Option 5     6,042        310     19.48     11,609        335      34.65    12,194        720      16.93
       Alterity Optional - Option 1     5,027        231     21.76     13,546        350      38.69    13,617        757      18.00
       Alterity Optional - Option 2     1,286         61     21.08      3,474         93      37.49     2,207        125      17.69
       Alterity Optional - Option 3        21          1     21.42        172          5      38.09        37          2      17.84
       Alterity Optional - Option 4        11          1     20.75         20          1      36.91        66          4      17.53
       Alterity Optional - Option 5     1,443         75     19.33      2,979         87      34.38     3,227        191      16.86
       Alterity Traditional -           2,571        113     22.81      3,696         91      40.57     2,392        129      18.47
       Option 1
       Alterity Traditional -             109          5     22.10         94          2      39.31        80          4      18.15
       Option 2
       Alterity Traditional -           1,666         74     22.46      2,987         75      39.93     1,260         69      18.31
       Option 3
       Alterity Traditional -             580         27     21.76        578         15      38.69       571         32      18.00
       Option 4
       Alterity Traditional -           5,432        270     20.11      8,411        235      35.76    12,141        705      17.23
       Option 5
       Charter Traditional                521         22     23.73      6,257        148      42.20       864         46      18.87
       Charter Enhanced                    49          2     22.99      1,969         48      40.89       587         32      18.55
       Charter II - Option 1            1,008         47     21.59      1,308         34      38.39       416         23      17.92
       Charter II - Option 2              387         19     20.59        376         10      36.62        26          1      17.46
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4              299         14     20.92        260          7      37.20        67          4      17.61
       Charter II - Option 5                3          -     20.11         41          1      35.76        12          1      17.23
       Charter II - Option 6                -          -         -          -          -          -         9          1      17.16
       Charter II - Option 7              526         27     19.33        693         20      34.38       220         13      16.86
       Charter II - Option 8            1,132         60     18.73        381         11      33.31       463         28      16.57
       Charter II - Option 9              145          8     18.58        132          4      33.05       232         14      16.50
       High Five Traditional           21,202        929     22.81     47,209      1,164      40.57    37,821      2,048      18.47
       High Five Enhanced              14,242        631     22.58     34,434        880      39.12    24,214      1,361      17.79
       Dimensions - Option 1                -          -         -         12          -      39.93         3          -      18.31
       Dimensions - Option 2                -          -         -          -          -          -         3          -      18.00
       Dimensions - Option 3               63          3     21.42         20          1      38.09        44          2      17.84
       Dimensions - Option 4                -          -         -          -          -          -        83          5      17.53
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities        268          -     45.94        894          -      81.77        98          -      37.23
       High Five Bonus Traditional      4,023        185     21.76      5,384        139      38.69     4,131        230      18.00
       High Five Bonus Enhanced         1,507         71     21.08      4,080        109      37.49     2,031        115      17.69
       Rewards Enhanced - Option 1      1,066         50     21.25      2,983         79      37.79       688         39      17.76
       Rewards Enhanced - Option 2        385         18     20.92      1,282         34      37.20       408         23      17.61
       Rewards Enhanced - Option 3      3,701        183     20.27      5,326        148      36.04     3,935        227      17.31
       Rewards Enhanced - Option 4        717         35     20.75      1,196         32      36.91       517         29      17.53
       Rewards Enhanced - Option 5         97          5     20.27        113          3      36.04        54          3      17.31
       Rewards Enhanced - Option 6      7,942        421     18.88     11,032        329      33.57    11,940        717      16.64
       Rewards Enhanced - Option 7         21          1     20.59         27          1      36.62        21          1      17.46
       Rewards Enhanced - Option 8         17          1     19.03        222          7      33.84        17          1      16.72
       Rewards Traditional -            1,651         75     21.93      4,493        115      39.00     1,963        109      18.07
       Option 1
       Rewards Traditional -              999         48     20.92      2,553         69      37.20     2,531        144      17.61
       Option 2
       Rewards Traditional -            5,234        241     21.76      2,204         57      38.69     1,768         98      18.00
       Option 4
       Rewards Traditional -              598         28     21.08        488         13      37.49       497         28      17.69
       Option 5
       Rewards Traditional -            8,896        457     19.48      8,292        239      34.65    10,185        601      16.93
       Option 6
       Rewards Traditional -                -          -         -         24          1      37.79         2          -      17.76
       Option 7
       Rewards Traditional -               21          1     19.64        119          3      34.92        80          5      17.01
       Option 8
       Valuemark II & III              58,032      2,507     23.13    328,605      7,977      41.20    72,876      3,885      18.76
       Valuemark Income Plus              770          -     23.13      5,506          -      41.20     3,835          -      18.76
       Valuemark IV - Option 1         39,978      1,753     22.80    103,325      2,544      40.61    77,453      4,163      18.61
       Valuemark IV - Option 2            810         37     21.75      3,444         89      38.74       845         47      18.13
       Valuemark IV - Option 3              -          -         -         11          -      39.98        21          1      18.45
       Valuemark IV - Option 4             97          5     21.41        450         12      38.13        56          3      17.98
       Valuemark IV - Option 5            472         22     21.89        778         20      38.98       170          9      18.20
       Valuemark IV - Option 6             55          3     20.88        503         14      37.18       116          7      17.73
       Valuemark IV - Option 7              1          -     20.88          -          -          -         -          -          -
       Valuemark IV - Option 8             40          2     21.38        409         11      38.07        43          2      17.96
       Valuemark IV - Option 9             30          1     20.55         33          1      36.60        65          4      17.58
       Valuemark IV - Option 10             6          -     20.39         10          -      36.31         6          -      17.50


                                       98

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                                                       FRANKLIN RISING DIVIDENDS
                                      FRANKLIN MONEY MARKET FUND       FRANKLIN REAL ESTATE FUND            SECURITIES FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1         -          -         -     38,467        807      47.66    60,942      1,981      30.77
       Alterity Enhanced - Option 3         -          -         -        811         17      48.42       889         29      31.17
       Alterity Enhanced - Option 4         -          -         -        381          8      47.29       522         17      30.57
       Alterity Enhanced - Option 5         -          -         -     19,263        437      44.04    24,913        864      28.84
       Alterity Optional - Option 1         -          -         -     19,064        388      49.19    36,779      1,165      31.56
       Alterity Optional - Option 2         -          -         -      5,522        116      47.66     6,968        226      30.77
       Alterity Optional - Option 3         -          -         -         96          2      48.42        82          3      31.17
       Alterity Optional - Option 4         -          -         -        260          6      46.91       205          7      30.37
       Alterity Optional - Option 5         -          -         -      3,628         83      43.70     4,683        163      28.66
       Alterity Traditional -               -          -         -      4,462         87      51.57     7,707        235      32.79
       Option 1
       Alterity Traditional -               -          -         -        171          3      49.97       166          5      31.84
       Option 2
       Alterity Traditional -               -          -         -      2,540         50      50.77     3,183         98      32.41
       Option 3
       Alterity Traditional -               -          -         -        821         17      49.19     1,131         36      31.58
       Option 4
       Alterity Traditional -               -          -         -     14,679        323      45.46    19,462        658      29.60
       Option 5
       Charter Traditional                 35          2     16.03      1,306         24      53.65     1,486         44      33.74
       Charter Enhanced                     -          -         -        685         13      51.98     1,167         36      32.88
       Charter II - Option 1                -          -         -        845         17      48.80       759         24      31.37
       Charter II - Option 2                -          -         -         93          2      46.55       219          7      30.18
       Charter II - Option 3                -          -         -          4          -      46.55         -          -          -
       Charter II - Option 4                -          -         -        245          5      47.29       286          9      30.57
       Charter II - Option 5                -          -         -         57          1      45.46        54          2      29.60
       Charter II - Option 6                -          -         -          -          -          -         8          -      29.41
       Charter II - Option 7                -          -         -        748         17      43.70     1,037         36      28.66
       Charter II - Option 8                -          -         -        540         13      42.34     1,040         37      27.92
       Charter II - Option 9                -          -         -        349          8      42.01       129          5      27.74
       High Five Traditional                -          -         -     46,712        906      51.57    64,603      1,970      32.79
       High Five Enhanced                   -          -         -     38,163        752      50.77    46,652      1,481      31.50
       Dimensions - Option 1                -          -         -         17          -      50.77        53          2      32.25
       Dimensions - Option 2                -          -         -          2          -      49.19        17          1      31.44
       Dimensions - Option 3                -          -         -         28          1      48.42        71          2      31.03
       Dimensions - Option 4                -          -         -        183          4      46.91        25          1      30.24
       Dimensions - Option 5                -          -         -         23          -      49.19         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities        226          -     31.27        293          -     103.92       716          -      66.00
       High Five Bonus Traditional          -          -         -      5,240        107      49.19     5,587        177      31.58
       High Five Bonus Enhanced             -          -         -      3,358         70      47.66     3,654        119      30.77
       Rewards Enhanced - Option 1          -          -         -      4,993        104      48.04     5,311        164      32.36
       Rewards Enhanced - Option 2          -          -         -        891         19      47.29       895         29      30.57
       Rewards Enhanced - Option 3          -          -         -      9,609        210      45.82    13,420        450      29.79
       Rewards Enhanced - Option 4          -          -         -      1,442         31      46.91     1,691         57      29.87
       Rewards Enhanced - Option 5          -          -         -        302          7      45.82       346         12      29.79
       Rewards Enhanced - Option 6          -          -         -     21,739        509      42.68    28,908      1,029      28.10
       Rewards Enhanced - Option 7          -          -         -        131          3      46.55       165          5      30.18
       Rewards Enhanced - Option 8          -          -         -        267          6      43.01       222          8      28.29
       Rewards Traditional -                -          -         -      7,175        145      49.58     7,708        235      32.75
       Option 1
       Rewards Traditional -                -          -         -      5,726        121      47.29     5,347        175      30.57
       Option 2
       Rewards Traditional -                -          -         -      3,326         68      49.19     3,099         98      31.58
       Option 4
       Rewards Traditional -                -          -         -        881         18      47.66       741         24      30.77
       Option 5
       Rewards Traditional -                -          -         -     13,392        304      44.04    13,690        475      28.84
       Option 6
       Rewards Traditional -                -          -         -         26          1      48.04         6          -      30.97
       Option 7
       Rewards Traditional -                -          -         -        184          4      44.39       476         16      29.03
       Option 8
       Valuemark II & III              37,391      2,389     15.65     93,254      1,781      52.35   190,774      5,743      33.21
       Valuemark Income Plus              627          -     15.65      1,160          -      52.35     3,606          -      33.21
       Valuemark IV - Option 1         12,529        812     15.43     43,753        848      51.60    76,206      2,321      32.83
       Valuemark IV - Option 2              -          -         -      1,687         34      49.22     3,048         97      31.59
       Valuemark IV - Option 3              -          -         -          1          -      50.80        39          1      32.41
       Valuemark IV - Option 4              -          -         -        334          7      48.45       313         10      31.18
       Valuemark IV - Option 5              -          -         -        207          4      49.54       528         17      31.75
       Valuemark IV - Option 6              -          -         -         22          -      47.25       122          4      30.54
       Valuemark IV - Option 7              -          -         -          8          -      47.25         3          -      30.54
       Valuemark IV - Option 8              -          -         -         87          2      48.38       143          5      31.14
       Valuemark IV - Option 9              -          -         -        161          3      46.51       220          7      30.15
       Valuemark IV - Option 10             -          -         -        122          3      46.14        47          2      29.95


                                       99

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                       FRANKLIN SMALL CAP VALUE
                                       FRANKLIN SMALL CAP FUND             SECURITIES FUND           FRANKLIN U.S. GOVERNMENT FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    32,537      1,634     19.91     28,757      1,960      14.68    48,382      2,174      22.25
       Alterity Enhanced - Option 3       357         18     20.10        635         43      14.78       518         23      22.54
       Alterity Enhanced - Option 4       116          6     19.82        267         18      14.64       226         10      22.01
       Alterity Enhanced - Option 5    10,437        549     19.02     12,600        887      14.20    13,717        669      20.50
       Alterity Optional - Option 1    16,665        822     20.27     17,945      1,206      14.88    22,898        997      22.96
       Alterity Optional - Option 2     2,811        141     19.91      2,626        179      14.68     4,227        190      22.25
       Alterity Optional - Option 3       127          6     20.10         25          2      14.78        54          2      22.54
       Alterity Optional - Option 4        23          1     19.73          -          -          -        17          1      21.84
       Alterity Optional - Option 5     1,632         86     18.93      2,523        178      14.15     2,432        120      20.34
       Alterity Traditional -           3,662        176     20.83      1,747        115      15.18     7,713        320      24.07
       Option 1
       Alterity Traditional -             112          5     20.40         77          5      14.98       157          7      23.26
       Option 2
       Alterity Traditional -             918         44     20.66        771         51      15.08     2,467        104      23.63
       Option 3
       Alterity Traditional -             266         13     20.28        234         16      14.88       885         39      22.90
       Option 4
       Alterity Traditional -           8,555        442     19.37      9,019        627      14.39     8,968        424      21.16
       Option 5
       Charter Traditional              2,048         96     21.26      1,485         96      15.44     2,448         98      24.97
       Charter Enhanced                 1,005         48     20.87        227         15      15.29       846         35      24.20
       Charter II - Option 1              365         18     20.19        433         29      14.83       722         32      22.72
       Charter II - Option 2              118          6     19.64         93          6      14.54        67          3      21.67
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4              272         14     19.82        212         14      14.64       270         12      22.01
       Charter II - Option 5               10          -     19.37         37          3      14.39        10          -      21.16
       Charter II - Option 6                -          -         -          -          -          -        10          -      20.99
       Charter II - Option 7              132          7     18.93        328         23      14.15       794         39      20.34
       Charter II - Option 8              299         16     18.59        689         49      13.97       613         31      19.71
       Charter II - Option 9               30          2     18.50        105          8      13.92        85          4      19.55
       High Five Traditional           19,158        920     20.83     21,324      1,404      15.18    38,099      1,583      24.07
       High Five Enhanced              11,873        591     20.09     14,703        991      14.84    28,740      1,241      23.15
       Dimensions - Option 1               22          1     20.58          4          -      15.08        71          3      23.63
       Dimensions - Option 2                -          -         -          5          -      14.88         6          -      22.90
       Dimensions - Option 3              257         13     20.02        122          8      14.78       508         23      22.54
       Dimensions - Option 4               80          4     19.66         32          2      14.59       221         10      21.84
       Dimensions - Option 5                -          -         -          6          -      14.88         -          -          -
       Dimensions - Option 6                -          -         -          6          -      14.68         8          -      22.19
       Deferred Variable Annuities        277          -     41.91        128          -      30.60       542          -      48.44
       High Five Bonus Traditional      1,262         62     20.28      2,681        180      14.88     4,677        204      22.90
       High Five Bonus Enhanced         1,007         51     19.91      1,745        119      14.68     2,982        134      22.25
       Rewards Enhanced - Option 1      1,981         97     20.38      1,055         72      14.73     6,323        264      23.95
       Rewards Enhanced - Option 2        419         21     19.82        420         29      14.64     1,151         52      22.01
       Rewards Enhanced - Option 3      5,468        281     19.46      6,037        418      14.44    11,192        525      21.33
       Rewards Enhanced - Option 4      1,077         55     19.73        398         27      14.59     1,179         54      21.84
       Rewards Enhanced - Option 5        201         10     19.46        104          7      14.44       130          6      21.33
       Rewards Enhanced - Option 6     10,031        537     18.67     10,590        756      14.01    16,955        854      19.87
       Rewards Enhanced - Option 7         13          1     19.64         29          2      14.54       188          9      21.67
       Rewards Enhanced - Option 8         79          4     18.76         59          4      14.06       175          9      20.02
       Rewards Traditional -            4,519        219     20.63      2,234        150      14.93     9,197        379      24.24
       Option 1
       Rewards Traditional -            1,935         98     19.82      2,186        149      14.64     5,480        249      22.01
       Option 2
       Rewards Traditional -            1,363         67     20.28      1,110         75      14.88     4,001        175      22.90
       Option 4
       Rewards Traditional -              180          9     19.91        385         26      14.68       321         14      22.25
       Option 5
       Rewards Traditional -            6,233        328     19.02      8,148        574      14.20    10,184        497      20.50
       Option 6
       Rewards Traditional -               79          4     20.00          7          -      14.73       129          6      22.36
       Option 7
       Rewards Traditional -              150          8     19.11        255         18      14.25       349         17      20.66
       Option 8
       Valuemark II & III              82,323      3,906     21.08     16,228      1,052      15.42   175,547      7,207      24.37
       Valuemark Income Plus            1,840          -     21.08        668          -      15.42       487          -      24.37
       Valuemark IV - Option 1         73,142      3,499     20.91     15,970      1,042      15.33    54,300      2,260      24.02
       Valuemark IV - Option 2            711         35     20.34      1,997        133      15.03     2,547        111      22.92
       Valuemark IV - Option 3             44          2     20.72          -          -          -         8          -      23.65
       Valuemark IV - Option 4            172          9     20.15        232         16      14.93       475         21      22.56
       Valuemark IV - Option 5             97          5     20.41         68          5      15.07       148          6      23.06
       Valuemark IV - Option 6             24          1     19.86         31          2      14.77        33          1      21.99
       Valuemark IV - Option 7              1          -     19.86          3          -      14.77         2          -      21.99
       Valuemark IV - Option 8             50          2     20.13         57          4      14.92        85          4      22.52
       Valuemark IV - Option 9             43          2     19.68         57          4      14.67        76          4      21.65
       Valuemark IV - Option 10            42          2     19.59         19          1      14.62        37          2      21.48


                                      100

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                      FRANKLIN ZERO COUPON FUND                                        J.P. MORGAN INTERNATIONAL
                                                2005                FRANKLIN ZERO COUPON FUND 2010      OPPORTUNITIES PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     4,349        157     27.73      5,443        160      34.01        26          3       8.44
       Alterity Enhanced - Option 3        65          2     28.17         67          2      34.55         -          -          -
       Alterity Enhanced - Option 4       111          4     27.51         68          2      33.74         -          -          -
       Alterity Enhanced - Option 5     3,444        134     25.62      2,130         68      31.43         -          -          -
       Alterity Optional - Option 1     2,389         84     28.62      2,266         65      35.10        99         12       8.53
       Alterity Optional - Option 2       376         14     27.73        810         24      34.01         -          -          -
       Alterity Optional - Option 3         6          -     28.17          5          -      34.55         -          -          -
       Alterity Optional - Option 4         -          -         -         10          -      33.48         -          -          -
       Alterity Optional - Option 5       648         26     25.42        691         22      31.18         -          -          -
       Alterity Traditional -             645         21     30.00        816         22      36.80       231         26       8.66
       Option 1
       Alterity Traditional -               1          -     29.07         12          -      35.66         -          -          -
       Option 2
       Alterity Traditional -             269          9     29.53        400         11      36.23         -          -          -
       Option 3
       Alterity Traditional -             157          5     28.62        161          5      35.10         -          -          -
       Option 4
       Alterity Traditional -           2,346         89     26.44      1,960         60      32.44         -          -          -
       Option 5
       Charter Traditional                258          8     31.21        109          3      38.29         -          -          -
       Charter Enhanced                    46          2     30.24         48          1      37.10         -          -          -
       Charter II - Option 1              212          7     28.39        252          7      34.83         -          -          -
       Charter II - Option 2                -          -         -          -          -          -         -          -          -
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4                9          -     27.51          9          -      33.74         -          -          -
       Charter II - Option 5                -          -         -          -          -          -         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7              527         21     25.42        427         14      31.18         -          -          -
       Charter II - Option 8              343         14     24.63         72          2      30.22         -          -          -
       Charter II - Option 9                3          -     24.44         13          -      29.98         -          -          -
       High Five Traditional            8,799        293     30.00      5,069        138      36.80         -          -          -
       High Five Enhanced               6,705        231     28.98      6,742        192      35.16         -          -          -
       Dimensions - Option 1                1          -     29.53         18          -      36.23         -          -          -
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3                -          -         -          -          -          -         -          -          -
       Dimensions - Option 4               35          1     27.29          -          -          -         -          -          -
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities         28          -     30.00         73          -      36.80         -          -          -
       High Five Bonus Traditional      1,040         36     28.62        681         19      35.10         -          -          -
       High Five Bonus Enhanced           997         36     27.73        247          7      34.01         -          -          -
       Rewards Enhanced - Option 1        578         21     27.95        161          5      34.28       157         19       8.47
       Rewards Enhanced - Option 2        205          7     27.51        279          8      33.74         -          -          -
       Rewards Enhanced - Option 3      1,267         48     26.65      2,005         61      32.70         -          -          -
       Rewards Enhanced - Option 4        219          8     27.29        179          5      33.48         -          -          -
       Rewards Enhanced - Option 5         16          1     26.65          8          -      32.70         -          -          -
       Rewards Enhanced - Option 6      4,087        165     24.83      2,915         96      30.46         -          -          -
       Rewards Enhanced - Option 7          -          -         -         15          -      33.22         -          -          -
       Rewards Enhanced - Option 8         12          -     25.02         17          1      30.70         -          -          -
       Rewards Traditional -            1,481         51     28.84      1,834         52      35.38       102         12       8.55
       Option 1
       Rewards Traditional -              941         34     27.51      2,469         73      33.74         -          -          -
       Option 2
       Rewards Traditional -              780         27     28.62        431         12      35.10         -          -          -
       Option 4
       Rewards Traditional -              159          6     27.73        143          4      34.01         -          -          -
       Option 5
       Rewards Traditional -            2,578        101     25.62      2,196         70      31.43         -          -          -
       Option 6
       Rewards Traditional -               32          1     27.95         42          1      34.28         -          -          -
       Option 7
       Rewards Traditional -              366         14     25.83          9          -      31.68         -          -          -
       Option 8
       Valuemark II & III              25,485        851     30.00     20,413        558      36.80         -          -          -
       Valuemark Income Plus              144          -     30.00         68          -      36.80         -          -          -
       Valuemark IV - Option 1          9,820        332     29.58     11,558        319      36.28         -          -          -
       Valuemark IV - Option 2            490         17     28.21        652         19      34.61         -          -          -
       Valuemark IV - Option 3              5          -     29.12        153          4      35.72         -          -          -
       Valuemark IV - Option 4             71          3     27.77        158          5      34.07         -          -          -
       Valuemark IV - Option 5             29          1     28.39          6          -      34.83         -          -          -
       Valuemark IV - Option 6              1          -     27.08          1          -      33.22         -          -          -
       Valuemark IV - Option 7              -          -         -          1          -      33.22         -          -          -
       Valuemark IV - Option 8             18          1     27.73         17          -      34.01         -          -          -
       Valuemark IV - Option 9             14          1     26.65         31          1      32.70         -          -          -
       Valuemark IV - Option 10             5          -     26.44          8          -      32.44         -          -          -


                                      101

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                      J.P. MORGAN U.S. LARGE CAP                                      MUTUAL DISCOVERY SECURITIES
                                        CORE EQUITY PORTFOLIO       JENNISON 20/20 FOCUS PORTFOLIO               FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1       238         30      7.98      8,737        748      11.68    47,036      2,511      18.73
       Alterity Enhanced - Option 3         -          -         -        153         13      11.71       607         32      18.88
       Alterity Enhanced - Option 4         -          -         -         83          7      11.67       343         18      18.65
       Alterity Enhanced - Option 5         -          -         -      6,382        554      11.53    16,265        905      17.98
       Alterity Optional - Option 1       161         20      8.05      4,504        383      11.75    24,406      1,283      19.03
       Alterity Optional - Option 2         1          -      7.98      1,054         90      11.68     5,364        286      18.73
       Alterity Optional - Option 3         -          -         -          7          1      11.71        60          3      18.88
       Alterity Optional - Option 4         -          -         -         36          3      11.65        23          1      18.58
       Alterity Optional - Option 5         -          -         -      1,188        103      11.51     2,947        165      17.91
       Alterity Traditional -             259         31      8.17        444         37      11.84     4,430        227      19.49
       Option 1
       Alterity Traditional -               -          -         -          5          -      11.78       174          9      19.13
       Option 2
       Alterity Traditional -               -          -         -        409         35      11.81     1,911         99      19.35
       Option 3
       Alterity Traditional -               -          -         -        259         22      11.75       566         30      19.04
       Option 4
       Alterity Traditional -               -          -         -      5,268        455      11.59    13,546        741      18.28
       Option 5
       Charter Traditional                  6          1      8.28         98          8      11.92     1,361         69      19.85
       Charter Enhanced                     -          -         -          -          -          -       776         40      19.53
       Charter II - Option 1                -          -         -        332         28      11.73       545         29      18.96
       Charter II - Option 2                -          -         -          -          -          -       109          6      18.50
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4                -          -         -         12          1      11.67       278         15      18.65
       Charter II - Option 5                -          -         -          -          -          -        57          3      18.28
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7                -          -         -         29          3      11.51       761         43      17.91
       Charter II - Option 8                -          -         -        265         23      11.45       776         44      17.62
       Charter II - Option 9                -          -         -         72          6      11.44        95          5      17.55
       High Five Traditional                -          -         -     17,619      1,488      11.84    47,125      2,418      19.49
       High Five Enhanced                   -          -         -     14,821      1,280      11.58    34,002      1,790      19.00
       Dimensions - Option 1                -          -         -          -          -          -        13          1      19.29
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3                -          -         -          -          -          -        72          4      18.83
       Dimensions - Option 4                -          -         -          -          -          -        19          1      18.52
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -          -          -          -       234          -      39.22
       High Five Bonus Traditional          -          -         -      1,729        147      11.75     3,751        197      19.04
       High Five Bonus Enhanced             -          -         -      1,339        115      11.68     1,663         89      18.73
       Rewards Enhanced - Option 1        186         23      8.00        444         38      11.70     1,104         58      19.03
       Rewards Enhanced - Option 2          -          -         -        214         18      11.67       442         24      18.65
       Rewards Enhanced - Option 3          -          -         -      2,658        229      11.60     8,547        466      18.35
       Rewards Enhanced - Option 4          -          -         -        214         18      11.65       584         31      18.58
       Rewards Enhanced - Option 5          -          -         -          8          1      11.60        59          3      18.35
       Rewards Enhanced - Option 6          -          -         -      6,257        546      11.47    13,969        790      17.69
       Rewards Enhanced - Option 7          -          -         -          -          -          -        44          2      18.50
       Rewards Enhanced - Option 8          -          -         -         14          1      11.48       250         14      17.76
       Rewards Traditional -              198         25      8.07      1,078         92      11.76     4,471        232      19.26
       Option 1
       Rewards Traditional -                -          -         -        743         64      11.67     4,042        217      18.65
       Option 2
       Rewards Traditional -                -          -         -        290         25      11.75     2,166        114      19.04
       Option 4
       Rewards Traditional -                -          -         -        161         14      11.68       413         22      18.73
       Option 5
       Rewards Traditional -                -          -         -      4,297        373      11.53    10,622        591      17.98
       Option 6
       Rewards Traditional -                -          -         -         99          8      11.70         -          -          -
       Option 7
       Rewards Traditional -                -          -         -          8          1      11.54       171          9      18.05
       Option 8
       Valuemark II & III                   -          -         -        385         33      11.84    42,852      2,172      19.73
       Valuemark Income Plus                -          -         -         86          -      11.84     4,461          -      19.73
       Valuemark IV - Option 1              -          -         -        448         38      11.81    79,599      4,065      19.58
       Valuemark IV - Option 2              -          -         -        741         63      11.72     1,543         81      19.11
       Valuemark IV - Option 3              -          -         -          -          -          -         8          -      19.42
       Valuemark IV - Option 4              -          -         -         48          4      11.69       320         17      18.96
       Valuemark IV - Option 5              -          -         -         13          1      11.73       312         16      19.17
       Valuemark IV - Option 6              -          -         -          3          -      11.64       119          6      18.71
       Valuemark IV - Option 7              -          -         -          -          -          -         2          -      18.71
       Valuemark IV - Option 8              -          -         -         10          1      11.68        45          2      18.94
       Valuemark IV - Option 9              -          -         -         32          3      11.60        73          4      18.56
       Valuemark IV - Option 10             -          -         -         10          1      11.59        46          2      18.48


                                      102

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                     OPPENHEIMER GLOBAL SECURITIES      OPPENHEIMER HIGH INCOME
                                    MUTUAL SHARES SECURITIES FUND              FUND/VA                          FUND/VA
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    50,722      2,839     17.87     62,071      5,553      11.18     7,898        667      11.82
       Alterity Enhanced - Option 3       693         38     18.01        396         35      11.23        41          3      11.88
       Alterity Enhanced - Option 4       161          9     17.80        329         30      11.15        61          5      11.79
       Alterity Enhanced - Option 5    19,075      1,112     17.15     14,979      1,374      10.90     2,411        209      11.53
       Alterity Optional - Option 1    31,097      1,713     18.16     34,501      3,057      11.29     5,088        426      11.94
       Alterity Optional - Option 2     5,204        291     17.87      4,086        366      11.18       691         58      11.82
       Alterity Optional - Option 3       141          8     18.01         50          4      11.23        20          2      11.88
       Alterity Optional - Option 4        55          3     17.72         11          1      11.12         5          -      11.76
       Alterity Optional - Option 5     3,427        201     17.08      2,184        201      10.88       690         60      11.50
       Alterity Traditional -           6,148        331     18.60      4,647        406      11.45     1,790        148      12.11
       Option 1
       Alterity Traditional -             257         14     18.32         59          5      11.34        52          4      11.99
       Option 2
       Alterity Traditional -           3,127        169     18.46      1,363        120      11.40       971         81      12.05
       Option 3
       Alterity Traditional -             770         42     18.16        489         43      11.29       415         35      11.94
       Option 4
       Alterity Traditional -          13,633        782     17.44      9,141        830      11.01     1,364        117      11.65
       Option 5
       Charter Traditional              1,466         77     19.01        482         42      11.60       468         38      12.26
       Charter Enhanced                   710         38     18.70        244         21      11.48       246         20      12.14
       Charter II - Option 1            1,205         67     18.09        354         31      11.26       606         51      11.91
       Charter II - Option 2               74          4     17.65         56          5      11.09        11          1      11.73
       Charter II - Option 3                5          -     17.65          -          -          -         -          -          -
       Charter II - Option 4              141          8     17.80         78          7      11.15       108          9      11.79
       Charter II - Option 5               28          2     17.44         10          1      11.01         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7              938         55     17.08        208         19      10.88        63          6      11.50
       Charter II - Option 8              487         29     16.81        237         22      10.77       194         17      11.39
       Charter II - Option 9              122          7     16.74         71          7      10.74        36          3      11.36
       High Five Traditional           55,509      2,985     18.60     27,920      2,438      11.45     5,797        479      12.11
       High Five Enhanced              41,841      2,302     18.17     20,299      1,833      11.07     4,912        403      12.19
       Dimensions - Option 1               13          1     18.47         41          4      11.40         3          -      12.05
       Dimensions - Option 2               11          1     18.18         35          3      11.29         1          -      11.94
       Dimensions - Option 3              398         22     18.03         31          3      11.23         4          -      11.88
       Dimensions - Option 4               22          1     17.74        133         12      11.12         3          -      11.76
       Dimensions - Option 5                -          -         -          8          1      11.29         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities        374          -     37.44         85          -      11.45         -          -          -
       High Five Bonus Traditional      4,767        262     18.16          -          -          -       140         12      11.94
       High Five Bonus Enhanced         2,990        167     17.87          -          -          -        12          1      11.82
       Rewards Enhanced - Option 1      3,771        207     18.23      2,264        202      11.20       759         64      11.85
       Rewards Enhanced - Option 2        647         36     17.80        746         67      11.15       104          9      11.79
       Rewards Enhanced - Option 3      7,867        449     17.51     12,826      1,162      11.04     1,178        101      11.67
       Rewards Enhanced - Option 4        903         51     17.72        547         49      11.12       219         19      11.76
       Rewards Enhanced - Option 5        178         10     17.51        148         13      11.04        39          3      11.67
       Rewards Enhanced - Option 6     15,620        926     16.88     12,888      1,194      10.80     2,773        243      11.42
       Rewards Enhanced - Option 7         16          1     17.65          -          -          -         -          -          -
       Rewards Enhanced - Option 8        323         19     16.95        240         22      10.82        41          4      11.45
       Rewards Traditional -            6,930        376     18.45      6,130        542      11.31     1,732        145      11.96
       Option 1
       Rewards Traditional -            3,253        183     17.80      5,695        511      11.15       698         59      11.79
       Option 2
       Rewards Traditional -            3,292        181     18.16      1,946        172      11.29       690         58      11.94
       Option 4
       Rewards Traditional -              417         23     17.87        305         27      11.18       302         26      11.82
       Option 5
       Rewards Traditional -            9,713        566     17.15      7,828        718      10.90     2,086        181      11.53
       Option 6
       Rewards Traditional -               14          1     17.94         87          8      11.20         -          -          -
       Option 7
       Rewards Traditional -              315         18     17.22        193         18      10.93        55          5      11.56
       Option 8
       Valuemark II & III              81,121      4,304     18.85      2,751        240      11.45       549         45      12.11
       Valuemark Income Plus            6,705          -     18.85         83          -      11.45       172          -      12.11
       Valuemark IV - Option 1        180,452      9,645     18.71      2,055        180      11.40     3,167        263      12.06
       Valuemark IV - Option 2          3,354        184     18.26        649         58      11.24       685         58      11.88
       Valuemark IV - Option 3             10          1     18.56          2          -      11.35         -          -          -
       Valuemark IV - Option 4            142          8     18.11         14          1      11.18        21          2      11.82
       Valuemark IV - Option 5            425         23     18.32         60          5      11.26        41          3      11.91
       Valuemark IV - Option 6            203         11     17.88          8          1      11.09        31          3      11.73
       Valuemark IV - Option 7              2          -     17.88          1          -      11.09         -          -          -
       Valuemark IV - Option 8             54          3     18.10         55          5      11.18        25          2      11.82
       Valuemark IV - Option 9            108          6     17.73         97          9      11.04        11          1      11.67
       Valuemark IV - Option 10            27          2     17.66          7          1      11.01         6          1      11.65


                                      103

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                       OPPENHEIMER MAIN STREET                                            PIMCO VIT HIGH YIELD
                                               FUND/VA               PIMCO VIT ALL ASSET PORTFOLIO             PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    47,613      5,416      8.79      4,597        388      11.84    22,432      1,881      11.92
       Alterity Enhanced - Option 3       392         44      8.84         79          7      11.85       379         32      11.98
       Alterity Enhanced - Option 4       239         27      8.77         80          7      11.83       104          9      11.89
       Alterity Enhanced - Option 5    10,878      1,268      8.58      6,463        548      11.80     8,235        708      11.63
       Alterity Optional - Option 1    24,091      2,713      8.88      2,093        177      11.85    13,862      1,151      12.04
       Alterity Optional - Option 2     4,230        481      8.79        372         31      11.84     2,433        204      11.92
       Alterity Optional - Option 3        54          6      8.84         13          1      11.85        56          5      11.98
       Alterity Optional - Option 4        10          1      8.75          -          -          -        33          3      11.86
       Alterity Optional - Option 5     2,081        243      8.56        982         83      11.79     2,005        173      11.60
       Alterity Traditional -           5,976        663      9.01        219         18      11.88     4,038        330      12.22
       Option 1
       Alterity Traditional -             198         22      8.92          -          -          -       243         19      12.56
       Option 2
       Alterity Traditional -             983        110      8.97      1,353        114      11.87     2,328        191      12.16
       Option 3
       Alterity Traditional -             499         56      8.88        326         27      11.85       716         59      12.04
       Option 4
       Alterity Traditional -           5,946        686      8.66      4,230        358      11.81     6,919        589      11.75
       Option 5
       Charter Traditional                566         62      9.12          -          -          -     1,941        151      12.84
       Charter Enhanced                   200         22      9.03          -          -          -       447         35      12.71
       Charter II - Option 1              322         36      8.86        753         64      11.85     1,684        140      12.01
       Charter II - Option 2               11          1      8.73         11          1      11.83       431         36      11.84
       Charter II - Option 3                -          -         -          3          -      11.83         -          -          -
       Charter II - Option 4               77          9      8.77          3          -      11.83       260         22      11.89
       Charter II - Option 5                -          -         -         14          1      11.81        15          1      11.75
       Charter II - Option 6                -          -         -          -          -          -         2          -      11.72
       Charter II - Option 7               85         10      8.56        215         18      11.79       292         25      11.60
       Charter II - Option 8              198         23      8.47        170         14      11.78       303         26      11.49
       Charter II - Option 9              132         16      8.45        143         12      11.77       203         18      11.46
       High Five Traditional           17,233      1,912      9.01     24,873      2,098      11.88    27,729      2,272      12.22
       High Five Enhanced              17,666      2,009      8.79     16,392      1,382      11.86    20,919      1,665      12.57
       Dimensions - Option 1               67          7      8.97          -          -          -        18          1      12.62
       Dimensions - Option 2               11          1      8.88          -          -          -         1          -      12.49
       Dimensions - Option 3              116         13      8.84          -          -          -        27          2      12.43
       Dimensions - Option 4               91         10      8.75          -          -          -        30          2      12.31
       Dimensions - Option 5               10          1      8.88          -          -          -         -          -          -
       Dimensions - Option 6                6          1      8.79          -          -          -         3          -      12.37
       Deferred Variable Annuities         41          -      9.01          -          -          -        31          -      12.68
       High Five Bonus Traditional          -          -         -      6,507        549      11.85     2,943        244      12.04
       High Five Bonus Enhanced             -          -         -      2,024        171      11.84       876         73      11.92
       Rewards Enhanced - Option 1      4,133        469      8.81        514         43      11.84     1,419        119      11.95
       Rewards Enhanced - Option 2        455         52      8.77         10          1      11.83       624         52      11.89
       Rewards Enhanced - Option 3      8,094        932      8.69      1,368        116      11.82     5,437        462      11.78
       Rewards Enhanced - Option 4        826         94      8.75        112          9      11.83       929         78      11.86
       Rewards Enhanced - Option 5         66          8      8.69         66          6      11.82       178         15      11.78
       Rewards Enhanced - Option 6     12,132      1,428      8.49      6,605        561      11.78    10,098        877      11.52
       Rewards Enhanced - Option 7         13          1      8.73         62          5      11.83         -          -          -
       Rewards Enhanced - Option 8        191         22      8.52         57          5      11.79       157         14      11.55
       Rewards Traditional -            5,934        667      8.90        824         69      11.86     4,179        346      12.07
       Option 1
       Rewards Traditional -            3,901        445      8.77        704         59      11.83     2,591        218      11.89
       Option 2
       Rewards Traditional -            1,750        197      8.88      1,437        121      11.85     1,760        146      12.04
       Option 4
       Rewards Traditional -              280         32      8.79         75          6      11.84       485         41      11.92
       Option 5
       Rewards Traditional -            6,510        759      8.58      3,875        328      11.80     7,597        653      11.63
       Option 6
       Rewards Traditional -               42          5      8.81         10          1      11.84        56          5      11.95
       Option 7
       Rewards Traditional -              403         47      8.60        168         14      11.80       155         13      11.66
       Option 8
       Valuemark II & III               1,620        180      9.01        742         62      11.88     5,412        427      12.68
       Valuemark Income Plus              305          -      9.01      1,058          -      11.88       327          -      12.68
       Valuemark IV - Option 1          1,469        164      8.97      1,176         99      11.87    10,714        849      12.62
       Valuemark IV - Option 2            767         87      8.84         37          3      11.85     5,944        478      12.44
       Valuemark IV - Option 3              4          -      8.93          -          -          -         -          -          -
       Valuemark IV - Option 4             34          4      8.80          1          -      11.84       231         19      12.38
       Valuemark IV - Option 5            103         12      8.86         14          1      11.85     1,309        109      12.01
       Valuemark IV - Option 6             52          6      8.73          2          -      11.83        20          2      11.84
       Valuemark IV - Option 7              1          -      8.73          -          -          -         3          -      11.84
       Valuemark IV - Option 8             67          8      8.79         16          1      11.84       623         52      11.92
       Valuemark IV - Option 9             93         11      8.69         31          3      11.82        41          4      11.78
       Valuemark IV - Option 10            32          4      8.66         32          3      11.81        10          1      11.75


                                      104

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                        PIMCO VIT REAL RETURN         PIMCO VIT STOCKSPLUS GROWTH        PIMCO VIT TOTAL RETURN
                                              PORTFOLIO                  AND INCOME PORTFOLIO                  PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    11,485      1,025     11.20     10,714      1,200       8.91    81,222      6,330      12.83
       Alterity Enhanced - Option 3       226         20     11.22         15          2       8.96       911         71      12.89
       Alterity Enhanced - Option 4       173         15     11.19          -          -          -       364         28      12.80
       Alterity Enhanced - Option 5    14,323      1,290     11.11         99         11       8.70    18,900      1,510      12.52
       Alterity Optional - Option 1     5,722        509     11.24      6,523        725       9.00    42,958      3,315      12.96
       Alterity Optional - Option 2       539         48     11.20      1,169        131       8.91     9,164        714      12.83
       Alterity Optional - Option 3        38          3     11.22          -          -          -        82          6      12.89
       Alterity Optional - Option 4         -          -         -         13          1       8.87        80          6      12.77
       Alterity Optional - Option 5     2,628        237     11.10          6          1       8.68     3,943        316      12.49
       Alterity Traditional -             606         54     11.29        746         82       9.14    12,252        932      13.15
       Option 1
       Alterity Traditional -              10          1     11.26         16          2       9.05       396         30      13.37
       Option 2
       Alterity Traditional -           2,143        190     11.28          6          1       9.09     3,789        290      13.09
       Option 3
       Alterity Traditional -             665         59     11.24          4          -       9.00     1,353        104      12.96
       Option 4
       Alterity Traditional -          11,759      1,055     11.14         36          4       8.78    13,977      1,105      12.64
       Option 5
       Charter Traditional                  -          -         -         26          3       9.25     3,856        282      13.67
       Charter Enhanced                     -          -         -         42          5       9.16     1,228         91      13.54
       Charter II - Option 1            1,421        127     11.18          -          -          -     1,093         85      12.93
       Charter II - Option 2              285         26     11.13          -          -          -       295         23      12.74
       Charter II - Option 3                3          -     11.13          -          -          -         -          -          -
       Charter II - Option 4              639         57     11.14          -          -          -       334         26      12.80
       Charter II - Option 5               31          3     11.10          -          -          -        20          2      12.64
       Charter II - Option 6                9          1     11.09          -          -          -         -          -          -
       Charter II - Option 7              917         83     11.05          -          -          -       485         39      12.49
       Charter II - Option 8              942         85     11.01          -          -          -       608         49      12.37
       Charter II - Option 9              335         30     11.00          -          -          -       339         27      12.34
       High Five Traditional           53,044      4,699     11.29      1,025        112       9.14    51,719      3,933      13.15
       High Five Enhanced              35,936      3,192     11.26        363         41       8.86    34,288      2,577      13.30
       Dimensions - Option 1                -          -         -         43          5       9.09       253         19      13.44
       Dimensions - Option 2                -          -         -          -          -          -        58          4      13.31
       Dimensions - Option 3                -          -         -         26          3       8.96       576         44      13.24
       Dimensions - Option 4                -          -         -         15          2       8.87       413         31      13.11
       Dimensions - Option 5                -          -         -          -          -          -       121          9      13.31
       Dimensions - Option 6                -          -         -          9          1       8.91         6          -      13.18
       Deferred Variable Annuities         22          -     11.29          -          -          -        98          -      13.51
       High Five Bonus Traditional      8,326        741     11.24         22          2       9.00     4,973        384      12.96
       High Five Bonus Enhanced         3,110        278     11.20          -          -          -     2,513        196      12.83
       Rewards Enhanced - Option 1        600         54     11.21        843         94       8.94     7,130        554      12.86
       Rewards Enhanced - Option 2        108         10     11.19         21          2       8.89     1,789        140      12.80
       Rewards Enhanced - Option 3      1,697        152     11.15      1,136        129       8.80    13,595      1,073      12.67
       Rewards Enhanced - Option 4      1,145        102     11.18          -          -          -     2,193        173      12.71
       Rewards Enhanced - Option 5        122         11     11.15          -          -          -       451         36      12.67
       Rewards Enhanced - Option 6     16,629      1,502     11.07         48          6       8.61    19,340      1,560      12.40
       Rewards Enhanced - Option 7         32          3     11.17          -          -          -       161         13      12.74
       Rewards Enhanced - Option 8         99          9     11.08         66          8       8.63       272         22      12.43
       Rewards Traditional -            2,260        201     11.25      1,346        149       9.02    14,684      1,130      12.99
       Option 1
       Rewards Traditional -              976         87     11.19        705         79       8.89     7,444        582      12.80
       Option 2
       Rewards Traditional -            3,535        315     11.24         19          2       9.00     5,578        430      12.96
       Option 4
       Rewards Traditional -              680         61     11.20          -          -          -       961         75      12.83
       Option 5
       Rewards Traditional -           12,311      1,108     11.11        157         18       8.70    12,021        960      12.52
       Option 6
       Rewards Traditional -                -          -         -          -          -          -        71          6      12.86
       Option 7
       Rewards Traditional -              281         25     11.12         42          5       8.72       601         48      12.55
       Option 8
       Valuemark II & III               4,637        411     11.29        611         67       9.14    12,592        932      13.51
       Valuemark Income Plus              193          -     11.29         22          -       9.14     1,140          -      13.51
       Valuemark IV - Option 1          3,188        283     11.28        606         67       9.10    12,971        965      13.45
       Valuemark IV - Option 2            767         68     11.22        121         14       8.96     2,762        208      13.25
       Valuemark IV - Option 3              -          -         -          -          -          -        15          1      13.38
       Valuemark IV - Option 4              -          -         -         11          1       8.92       420         32      13.18
       Valuemark IV - Option 5            195         17     11.23          -          -          -       152         12      12.93
       Valuemark IV - Option 6             22          2     11.17          -          -          -        31          2      12.74
       Valuemark IV - Option 7              3          -     11.17          -          -          -         1          -      12.74
       Valuemark IV - Option 8             33          3     11.20          -          -          -        91          7      12.83
       Valuemark IV - Option 9             37          3     11.15          -          -          -        67          5      12.67
       Valuemark IV - Option 10            23          2     11.14          -          -          -        77          6      12.64


                                      105

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                      SELIGMAN GLOBAL TECHNOLOGY       SELIGMAN SMALL-CAP VALUE      SP STRATEGIC PARTNERS FOCUSED
                                              PORTFOLIO                       PORTFOLIO                    GROWTH PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     1,041        194      5.34     62,710      2,642      23.71     6,363        999       6.37
       Alterity Enhanced - Option 3         -          -         -        235         10      23.83       126         20       6.40
       Alterity Enhanced - Option 4         -          -         -        110          5      23.65        37          6       6.36
       Alterity Enhanced - Option 5         -          -         -     10,829        468      23.14     1,394        223       6.25
       Alterity Optional - Option 1       813        151      5.40     29,769      1,243      23.95     3,369        524       6.43
       Alterity Optional - Option 2       105         20      5.34      6,297        266      23.71       400         63       6.37
       Alterity Optional - Option 3         -          -         -         45          2      23.83         5          1       6.40
       Alterity Optional - Option 4         -          -         -         27          1      23.60        52          8       6.35
       Alterity Optional - Option 5         -          -         -      1,363         59      23.08       328         53       6.23
       Alterity Traditional -             471         86      5.48      4,865        200      24.30       503         77       6.50
       Option 1
       Alterity Traditional -              19          3      5.42        153          6      24.07         3          -       6.45
       Option 2
       Alterity Traditional -               -          -         -        954         39      24.18       120         19       6.48
       Option 3
       Alterity Traditional -               -          -         -        338         14      23.95        62         10       6.43
       Option 4
       Alterity Traditional -               -          -         -      7,262        311      23.37     1,429        227       6.30
       Option 5
       Charter Traditional                  2          -      5.55        591         24      24.60     1,603        244       6.57
       Charter Enhanced                    43          8      5.49        610         25      24.36        35          5       6.52
       Charter II - Option 1                -          -         -        261         11      23.89       208         32       6.41
       Charter II - Option 2                -          -         -         41          2      23.54       177         28       6.33
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4                -          -         -         49          2      23.65       139         22       6.36
       Charter II - Option 5                -          -         -          2          -      23.37        36          6       6.30
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7                -          -         -        238         10      23.08       193         31       6.23
       Charter II - Option 8                -          -         -        251         11      22.85        53          9       6.18
       Charter II - Option 9                -          -         -         42          2      22.80        19          3       6.17
       High Five Traditional                -          -         -     20,910        860      24.30     4,135        636       6.50
       High Five Enhanced                   -          -         -     16,450        691      23.80     3,069        489       6.28
       Dimensions - Option 1                3          1      5.45         37          2      24.18         -          -          -
       Dimensions - Option 2                -          -         -          4          -      23.95         -          -          -
       Dimensions - Option 3                2          -      5.37         87          4      23.83         -          -          -
       Dimensions - Option 4                -          -         -        174          7      23.60         1          -       6.35
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                4          1      5.34          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -         47          -      24.30         -          -          -
       High Five Bonus Traditional          -          -         -          -          -          -       941        147       6.43
       High Five Bonus Enhanced             -          -         -          -          -          -       415         65       6.37
       Rewards Enhanced - Option 1        695        130      5.36      3,991        168      23.77       283         44       6.39
       Rewards Enhanced - Option 2          -          -         -        462         20      23.65         2          -       6.36
       Rewards Enhanced - Option 3          -          -         -     13,373        571      23.42       802        127       6.31
       Rewards Enhanced - Option 4          -          -         -        934         40      23.60       147         23       6.35
       Rewards Enhanced - Option 5          -          -         -         12          1      23.42         -          -          -
       Rewards Enhanced - Option 6          -          -         -     13,562        592      22.91     2,317        374       6.20
       Rewards Enhanced - Option 7         10          2      5.31         62          3      23.54        13          2       6.33
       Rewards Enhanced - Option 8         17          3      5.18        382         17      22.97        25          4       6.21
       Rewards Traditional -              721        133      5.41      7,671        320      24.01       553         86       6.44
       Option 1
       Rewards Traditional -                -          -         -      4,819        204      23.65       178         28       6.36
       Option 2
       Rewards Traditional -                -          -         -      1,338         56      23.95       157         24       6.43
       Option 4
       Rewards Traditional -                -          -         -        171          7      23.71        14          2       6.37
       Option 5
       Rewards Traditional -                -          -         -      6,918        299      23.14     1,148        184       6.25
       Option 6
       Rewards Traditional -                -          -         -         97          4      23.77        10          2       6.39
       Option 7
       Rewards Traditional -               13          3      5.23        422         18      23.19         4          1       6.26
       Option 8
       Valuemark II & III                   -          -         -      2,212         91      24.30       239         37       6.50
       Valuemark Income Plus                -          -         -         20          -      24.30         -          -          -
       Valuemark IV - Option 1              -          -         -      1,868         77      24.20       558         86       6.48
       Valuemark IV - Option 2              -          -         -      1,029         43      23.84        41          6       6.40
       Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4              -          -         -        101          4      23.72         3          -       6.38
       Valuemark IV - Option 5              -          -         -        108          5      23.89         2          -       6.41
       Valuemark IV - Option 6              -          -         -          1          -      23.54         -          -          -
       Valuemark IV - Option 7              -          -         -          2          -      23.54         -          -          -
       Valuemark IV - Option 8              -          -         -         64          3      23.71         4          1       6.37
       Valuemark IV - Option 9              -          -         -         62          3      23.42         2          -       6.31
       Valuemark IV - Option 10             -          -         -         33          1      23.37         -          -          -


                                      106

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                           SP WILLIAM BLAIR                                           TEMPLETON DEVELOPING MARKETS
                                   INTERNATIONAL GROWTH PORTFOLIO    TEMPLETON ASSET STRATEGY FUND          SECURITIES FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     2,496        397      6.28          -          -          -    15,837      1,193      13.27
       Alterity Enhanced - Option 3        25          4      6.31          -          -          -       143         11      13.42
       Alterity Enhanced - Option 4        29          5      6.27          -          -          -       102          8      13.20
       Alterity Enhanced - Option 5     1,808        294      6.15          -          -          -     7,728        615      12.57
       Alterity Optional - Option 1     1,793        283      6.33          -          -          -    15,174      1,119      13.56
       Alterity Optional - Option 2       511         81      6.28          -          -          -     1,678        126      13.27
       Alterity Optional - Option 3         3          -      6.31          -          -          -        32          2      13.42
       Alterity Optional - Option 4         -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 5       435         71      6.14          -          -          -     1,533        123      12.51
       Alterity Traditional -             341         53      6.41          -          -          -     1,586        113      14.00
       Option 1
       Alterity Traditional -               -          -         -          -          -          -        15          1      13.66
       Option 2
       Alterity Traditional -             107         17      6.38          -          -          -       568         41      13.86
       Option 3
       Alterity Traditional -              48          8      6.33          -          -          -       218         16      13.56
       Option 4
       Alterity Traditional -           1,262        203      6.20          -          -          -     6,238        486      12.85
       Option 5
       Charter Traditional                110         17      6.47         29          1      21.65       773         54      14.34
       Charter Enhanced                     7          1      6.42         30          1      21.23       157         11      14.03
       Charter II - Option 1              126         20      6.32          -          -          -       357         26      13.49
       Charter II - Option 2               17          3      6.24          -          -          -        80          6      13.06
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4                -          -         -          -          -          -        77          6      13.20
       Charter II - Option 5                -          -         -          -          -          -         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7               19          3      6.14          -          -          -       168         13      12.51
       Charter II - Option 8               11          2      6.09          -          -          -       158         13      12.24
       Charter II - Option 9                7          1      6.08          -          -          -        64          5      12.17
       High Five Traditional            2,911        456      6.41          -          -          -    18,746      1,339      14.00
       High Five Enhanced               2,323        362      6.42          -          -          -    11,477        834      13.75
       Dimensions - Option 1                1          -      6.38          -          -          -         -          -          -
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3              158         25      6.31          -          -          -       136         10      13.37
       Dimensions - Option 4                6          1      6.25          -          -          -        63          5      13.08
       Dimensions - Option 5                9          1      6.33          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -         22          -      35.21       139          -      28.13
       High Five Bonus Traditional         52          8      6.33          -          -          -     1,063         78      13.56
       High Five Bonus Enhanced             3          -      6.28          -          -          -     1,074         81      13.27
       Rewards Enhanced - Option 1        168         27      6.29          -          -          -     1,900        138      13.75
       Rewards Enhanced - Option 2         48          8      6.27          -          -          -       154         12      13.20
       Rewards Enhanced - Option 3        719        116      6.22          -          -          -     3,926        304      12.92
       Rewards Enhanced - Option 4        142         23      6.25          -          -          -       434         33      13.13
       Rewards Enhanced - Option 5         92         15      6.22          -          -          -        84          6      12.92
       Rewards Enhanced - Option 6      2,588        424      6.10          -          -          -    11,548        938      12.30
       Rewards Enhanced - Option 7          -          -         -          -          -          -        29          2      13.06
       Rewards Enhanced - Option 8          -          -         -          -          -          -        65          5      12.37
       Rewards Traditional -              584         92      6.34          -          -          -     3,112        224      13.91
       Option 1
       Rewards Traditional -              441         70      6.27          -          -          -     1,872        142      13.20
       Option 2
       Rewards Traditional -              141         22      6.33          -          -          -       963         71      13.56
       Option 4
       Rewards Traditional -               49          8      6.28          -          -          -       426         32      13.27
       Option 5
       Rewards Traditional -            2,019        328      6.15          -          -          -     5,693        453      12.57
       Option 6
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 7
       Rewards Traditional -               26          4      6.17          -          -          -       170         13      12.64
       Option 8
       Valuemark II & III                 320         50      6.41     10,038        570      17.62    44,492      3,150      14.14
       Valuemark Income Plus               51          -      6.41        959          -      17.62       577          -      14.14
       Valuemark IV - Option 1            302         47      6.39      8,622        494      17.46    22,394      1,600      14.00
       Valuemark IV - Option 2             65         10      6.31          -          -          -       247         18      13.55
       Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4              6          1      6.28          -          -          -         3          -      13.41
       Valuemark IV - Option 5              1          -      6.32          -          -          -        58          4      13.61
       Valuemark IV - Option 6              -          -         -          -          -          -         7          1      13.18
       Valuemark IV - Option 7              -          -         -          -          -          -         2          -      13.18
       Valuemark IV - Option 8              2          -      6.28          -          -          -        36          3      13.39
       Valuemark IV - Option 9              8          1      6.22          -          -          -        63          5      13.04
       Valuemark IV - Option 10             5          1      6.20          -          -          -        29          2      12.97


                                      107

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                     TEMPLETON FOREIGN SECURITIES       TEMPLETON GLOBAL INCOME       TEMPLETON GROWTH SECURITIES
                                                FUND                       SECURITIES FUND                       FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    21,465      1,053     20.38          -          -          -    37,085      1,723      21.52
       Alterity Enhanced - Option 3        99          5     20.64          -          -          -       395         18      21.71
       Alterity Enhanced - Option 4       173          9     20.25          -          -          -       164          8      21.41
       Alterity Enhanced - Option 5     6,073        318     19.10          -          -          -    11,870        582      20.39
       Alterity Optional - Option 1    13,687        655     20.91          -          -          -    18,804        855      21.99
       Alterity Optional - Option 2     1,832         90     20.38          -          -          -     3,422        159      21.52
       Alterity Optional - Option 3         7          -     20.64          -          -          -       138          6      21.71
       Alterity Optional - Option 4         -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 5     1,006         53     18.98          -          -          -     2,576        127      20.28
       Alterity Traditional -           1,505         69     21.73          -          -          -     3,901        172      22.70
       Option 1
       Alterity Traditional -              66          3     21.18          -          -          -       134          6      22.19
       Option 2
       Alterity Traditional -             405         19     21.46          -          -          -     1,711         76      22.43
       Option 3
       Alterity Traditional -             152          7     20.91          -          -          -       306         14      21.99
       Option 4
       Alterity Traditional -           4,253        217     19.60          -          -          -     7,851        377      20.84
       Option 5
       Charter Traditional              1,448         65     22.44        471         16      29.14     3,299        142      23.29
       Charter Enhanced                   700         32     21.87          9          -      28.23     1,044         46      22.80
       Charter II - Option 1               49          2     20.78          -          -          -       526         24      21.87
       Charter II - Option 2               12          1     19.99          -          -          -        18          1      21.18
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4               14          1     20.25          -          -          -       146          7      21.41
       Charter II - Option 5                -          -         -          -          -          -         9          -      20.84
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7              207         11     18.98          -          -          -       585         29      20.28
       Charter II - Option 8              236         13     18.49          -          -          -       192         10      19.85
       Charter II - Option 9              133          7     18.38          -          -          -       119          6      19.74
       High Five Traditional           16,561        762     21.73          -          -          -    32,036      1,411      22.70
       High Five Enhanced               8,362        394     21.22          -          -          -    26,169      1,175      22.28
       Dimensions - Option 1                2          -     21.46          -          -          -        22          1      22.43
       Dimensions - Option 2                -          -         -          -          -          -         4          -      21.95
       Dimensions - Option 3                -          -         -          -          -          -        54          2      21.71
       Dimensions - Option 4               45          2     20.12          -          -          -        35          2      21.25
       Dimensions - Option 5                4          -     20.91          -          -          -         4          -      21.95
       Dimensions - Option 6                9          -     20.38          -          -          -         -          -          -
       Deferred Variable Annuities        399          -     43.84        189          -      56.84       753          -      45.72
       High Five Bonus Traditional      1,491         71     20.91          -          -          -     4,057        185      21.99
       High Five Bonus Enhanced         1,006         49     20.38          -          -          -     2,841        132      21.52
       Rewards Enhanced - Option 1        570         28     20.51          -          -          -     3,227        144      22.34
       Rewards Enhanced - Option 2        227         11     20.25          -          -          -       431         20      21.41
       Rewards Enhanced - Option 3      3,951        200     19.73          -          -          -     5,483        262      20.95
       Rewards Enhanced - Option 4        123          6     20.12          -          -          -       388         18      21.29
       Rewards Enhanced - Option 5         61          3     19.73          -          -          -        96          5      20.95
       Rewards Enhanced - Option 6      4,381        235     18.61          -          -          -     8,739        438      19.95
       Rewards Enhanced - Option 7          4          -     19.99          -          -          -        11          1      21.18
       Rewards Enhanced - Option 8         23          1     18.74          -          -          -       171          9      20.06
       Rewards Traditional -            1,666         79     21.05          -          -          -     4,662        206      22.61
       Option 1
       Rewards Traditional -            1,615         80     20.25          -          -          -     2,062         96      21.41
       Option 2
       Rewards Traditional -              440         21     20.91          -          -          -     1,309         60      21.99
       Option 4
       Rewards Traditional -              141          7     20.38          -          -          -       308         14      21.52
       Option 5
       Rewards Traditional -            3,685        193     19.10          -          -          -     6,459        317      20.39
       Option 6
       Rewards Traditional -                -          -         -          -          -          -        21          1      21.64
       Option 7
       Rewards Traditional -              217         11     19.23          -          -          -       213         10      20.50
       Option 8
       Valuemark II & III             200,755      9,083     22.11     30,223      1,063      28.46   164,559      7,149      23.02
       Valuemark Income Plus            2,773          -     22.11          -          -          -     7,401          -      23.02
       Valuemark IV - Option 1         62,011      2,838     21.85      7,467        266      28.05   110,697      4,856      22.80
       Valuemark IV - Option 2            885         42     21.02          -          -          -     1,530         69      22.07
       Valuemark IV - Option 3              -          -         -          -          -          -         3          -      22.55
       Valuemark IV - Option 4             22          1     20.75          -          -          -       192          9      21.83
       Valuemark IV - Option 5             98          5     21.13          -          -          -       228         10      22.17
       Valuemark IV - Option 6              -          -         -          -          -          -        57          3      21.46
       Valuemark IV - Option 7              1          -     20.33          -          -          -         4          -      21.46
       Valuemark IV - Option 8             12          1     20.73          -          -          -        51          2      21.81
       Valuemark IV - Option 9             75          4     20.07          -          -          -        46          2      21.23
       Valuemark IV - Option 10             4          -     19.94          -          -          -        27          1      21.11


                                      108

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                                                       USAZ AIM DENT DEMOGRAPHIC
                                      USAZ AIM BASIC VALUE FUND         USAZ AIM BLUE CHIP FUND               TRENDS FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    25,113      2,347     10.70     13,492      1,351       9.99     7,309        684      10.68
       Alterity Enhanced - Option 3       337         31     10.73        351         35      10.01        45          4      10.71
       Alterity Enhanced - Option 4       193         18     10.69        147         15       9.97        47          4      10.67
       Alterity Enhanced - Option 5    14,097      1,335     10.56     12,028      1,221       9.85     4,602        437      10.54
       Alterity Optional - Option 1    14,083      1,309     10.76      8,276        824      10.04     3,500        326      10.74
       Alterity Optional - Option 2     2,619        245     10.70      1,829        183       9.99       738         69      10.68
       Alterity Optional - Option 3        70          7     10.73         39          4      10.01        11          1      10.71
       Alterity Optional - Option 4         3          -     10.67          5          -       9.96        60          6      10.65
       Alterity Optional - Option 5     2,408        228     10.55      2,609        265       9.84       748         71      10.53
       Alterity Traditional -           1,864        172     10.85      1,295        128      10.12       304         28      10.83
       Option 1
       Alterity Traditional -              43          4     10.79         88          9      10.07         -          -          -
       Option 2
       Alterity Traditional -           1,361        126     10.82      1,504        149      10.09       240         22      10.80
       Option 3
       Alterity Traditional -             441         41     10.76        457         46      10.04        68          6      10.74
       Option 4
       Alterity Traditional -           7,341        692     10.62      7,131        720       9.91     3,911        369      10.60
       Option 5
       Charter Traditional                188         17     10.92        113         11      10.19        26          2      10.90
       Charter Enhanced                   165         15     10.86         87          9      10.13        33          3      10.84
       Charter II - Option 1              423         39     10.74        257         26      10.03        36          3      10.73
       Charter II - Option 2               32          3     10.66         48          5       9.95         -          -          -
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4               62          6     10.69        113         11       9.97        28          3      10.67
       Charter II - Option 5                7          1     10.62          -          -          -         2          -      10.60
       Charter II - Option 6               16          2     10.60          -          -          -         -          -          -
       Charter II - Option 7              700         66     10.55        260         26       9.84        20          2      10.53
       Charter II - Option 8              542         52     10.49        209         21       9.79       111         11      10.47
       Charter II - Option 9              302         29     10.47         62          6       9.77         9          1      10.46
       High Five Traditional           29,333      2,703     10.85     24,490      2,421      10.12     6,537        607      10.83
       High Five Enhanced              19,386      1,834     10.57     16,836      1,715       9.82     5,318        506      10.51
       Dimensions - Option 1                -          -         -          -          -          -         -          -          -
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3                -          -         -          -          -          -         -          -          -
       Dimensions - Option 4                -          -         -          -          -          -         -          -          -
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       High Five Bonus Traditional      2,360        219     10.76      2,521        251      10.04       426         40      10.74
       High Five Bonus Enhanced         1,652        154     10.70      1,656        166       9.99       227         21      10.68
       Rewards Enhanced - Option 1        794         74     10.72      1,059        106      10.00       252         24      10.70
       Rewards Enhanced - Option 2        449         42     10.69        510         51       9.97       238         22      10.67
       Rewards Enhanced - Option 3      6,667        627     10.63      5,051        509       9.92     1,862        175      10.61
       Rewards Enhanced - Option 4        673         63     10.67        676         68       9.94       225         21      10.65
       Rewards Enhanced - Option 5        174         16     10.63         82          8       9.92         -          -          -
       Rewards Enhanced - Option 6     13,684      1,303     10.50     12,492      1,275       9.80     6,996        667      10.49
       Rewards Enhanced - Option 7          -          -         -         11          1       9.95         -          -          -
       Rewards Enhanced - Option 8         71          7     10.52          5          -       9.81        27          3      10.50
       Rewards Traditional -            1,728        160     10.77      1,039        103      10.05       395         37      10.75
       Option 1
       Rewards Traditional -            2,633        246     10.69      1,282        129       9.97       570         53      10.67
       Option 2
       Rewards Traditional -            2,179        203     10.76      1,766        176      10.04       255         24      10.74
       Option 4
       Rewards Traditional -              255         24     10.70        440         44       9.99       171         16      10.68
       Option 5
       Rewards Traditional -            7,631        723     10.56     10,571      1,073       9.85     2,870        272      10.54
       Option 6
       Rewards Traditional -               29          3     10.72         26          3      10.00         -          -          -
       Option 7
       Rewards Traditional -              102         10     10.57        134         14       9.87         4          -      10.56
       Option 8
       Valuemark II & III               2,288        211     10.85      1,378        136      10.12       249         23      10.83
       Valuemark Income Plus               79          -     10.85        172          -      10.12        12          -      10.83
       Valuemark IV - Option 1          1,577        146     10.82        906         90      10.10       165         15      10.80
       Valuemark IV - Option 2          1,192        111     10.73        386         39      10.01       293         27      10.71
       Valuemark IV - Option 3              -          -         -          2          -      10.07         -          -          -
       Valuemark IV - Option 4             20          2     10.70         25          2       9.99        14          1      10.69
       Valuemark IV - Option 5            129         12     10.74        103         10      10.03         5          -      10.73
       Valuemark IV - Option 6            106         10     10.66         73          7       9.95         1          -      10.64
       Valuemark IV - Option 7              -          -         -          4          -       9.95         -          -          -
       Valuemark IV - Option 8             30          3     10.70         42          4       9.99         9          1      10.68
       Valuemark IV - Option 9             85          8     10.63         36          4       9.92        33          3      10.61
       Valuemark IV - Option 10            16          2     10.62         37          4       9.91         3          -      10.60


                                      109

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                    USAZ AIM INTERNATIONAL EQUITY                                     USAZ DREYFUS FOUNDERS GROWTH
                                                FUND                  USAZ DAVIS NY VENTURE FUND            AND INCOME FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    10,507        875     12.04     12,978      1,214      10.69    15,894      1,729       9.21
       Alterity Enhanced - Option 3       109          9     12.07        393         37      10.73       193         21       9.24
       Alterity Enhanced - Option 4        79          7     12.03        124         12      10.68        66          7       9.20
       Alterity Enhanced - Option 5     3,546        298     11.88     10,026        953      10.53     5,141        567       9.07
       Alterity Optional - Option 1     5,690        470     12.11      8,094        752      10.76     8,288        894       9.27
       Alterity Optional - Option 2       684         57     12.04      1,788        167      10.69     1,903        207       9.21
       Alterity Optional - Option 3        16          1     12.07         47          4      10.73        43          5       9.24
       Alterity Optional - Option 4         -          -         -        124         12      10.66        40          4       9.18
       Alterity Optional - Option 5       825         70     11.87      1,677        160      10.51       626         69       9.05
       Alterity Traditional -             390         32     12.20      1,229        113      10.86     1,039        111       9.36
       Option 1
       Alterity Traditional -              12          1     12.14         68          6      10.79        32          3       9.30
       Option 2
       Alterity Traditional -             272         22     12.17        840         78      10.83       287         31       9.33
       Option 3
       Alterity Traditional -             231         19     12.11        597         56      10.76        82          9       9.27
       Option 4
       Alterity Traditional -           3,893        326     11.95     11,177      1,055      10.59     2,430        266       9.13
       Option 5
       Charter Traditional              1,030         84     12.29         63          6      10.95        62          7       9.43
       Charter Enhanced                    24          2     12.22        216         20      10.88        69          7       9.38
       Charter II - Option 1              321         27     12.09        370         34      10.74       298         32       9.26
       Charter II - Option 2               75          6     11.99         11          1      10.64        35          4       9.17
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4              230         19     12.03         85          8      10.68         7          1       9.20
       Charter II - Option 5                -          -         -         12          1      10.59         -          -          -
       Charter II - Option 6               13          1     11.93          -          -          -         -          -          -
       Charter II - Option 7               65          5     11.87        455         43      10.51       166         18       9.05
       Charter II - Option 8               59          5     11.80        243         23      10.44        91         10       9.00
       Charter II - Option 9               10          1     11.79         40          4      10.43         7          1       8.98
       High Five Traditional            8,633        707     12.20     33,784      3,110      10.86    12,897      1,378       9.36
       High Five Enhanced               4,589        378     12.13     22,006      2,067      10.65     6,031        665       9.06
       Dimensions - Option 1                -          -         -          2          -      10.83         -          -          -
       Dimensions - Option 2                -          -         -          5          -      10.76         -          -          -
       Dimensions - Option 3                -          -         -         44          4      10.73       123         13       9.24
       Dimensions - Option 4                -          -         -         23          2      10.66        28          3       9.18
       Dimensions - Option 5                -          -         -          -          -          -        20          2       9.27
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -         13          -      10.86         -          -          -
       High Five Bonus Traditional        897         74     12.11      4,467        415      10.76       759         82       9.27
       High Five Bonus Enhanced           377         31     12.04      2,451        229      10.69       336         37       9.21
       Rewards Enhanced - Option 1        478         40     12.06        930         87      10.71       657         71       9.23
       Rewards Enhanced - Option 2         48          4     12.03        480         45      10.68       209         23       9.20
       Rewards Enhanced - Option 3      1,857        155     11.96      3,087        291      10.61     3,175        347       9.14
       Rewards Enhanced - Option 4        371         31     12.01        474         44      10.66       498         54       9.18
       Rewards Enhanced - Option 5        133         11     11.96         82          8      10.61        74          8       9.14
       Rewards Enhanced - Option 6      4,213        356     11.82     10,036        960      10.46     4,014        445       9.01
       Rewards Enhanced - Option 7          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 8          -          -         -         15          1      10.48        10          1       9.03
       Rewards Traditional -              519         43     12.12      1,607        149      10.78     1,044        112       9.29
       Option 1
       Rewards Traditional -            1,300        108     12.03      1,535        144      10.68     1,584        172       9.20
       Option 2
       Rewards Traditional -              363         30     12.11      1,447        134      10.76       542         58       9.27
       Option 4
       Rewards Traditional -              116         10     12.04        566         53      10.69        68          7       9.21
       Option 5
       Rewards Traditional -            3,184        268     11.88      8,042        764      10.53     3,155        348       9.07
       Option 6
       Rewards Traditional -                -          -         -         16          2      10.71         -          -          -
       Option 7
       Rewards Traditional -                5          -     11.90         30          3      10.54        55          6       9.08
       Option 8
       Valuemark II & III                 466         38     12.20      4,274        393      10.86     1,499        160       9.36
       Valuemark Income Plus              142          -     12.20        395          -      10.86        53          -       9.36
       Valuemark IV - Option 1            489         40     12.18      2,800        259      10.83     1,011        108       9.33
       Valuemark IV - Option 2             86          7     12.08        213         20      10.73       614         66       9.25
       Valuemark IV - Option 3              -          -         -         19          2      10.80         2          -       9.30
       Valuemark IV - Option 4              5          -     12.05        118         11      10.70        60          6       9.22
       Valuemark IV - Option 5             15          1     12.09         60          6      10.74        43          5       9.26
       Valuemark IV - Option 6             46          4     11.99         78          7      10.64       103         11       9.17
       Valuemark IV - Option 7              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 8             27          2     12.04         13          1      10.69        23          3       9.21
       Valuemark IV - Option 9             15          1     11.96         36          3      10.61        22          2       9.14
       Valuemark IV - Option 10            14          1     11.95         13          1      10.59         -          -          -


                                      110

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                      USAZ DREYFUS PREMIER SMALL
                                           CAP VALUE FUND             USAZ LEGG MASON VALUE FUND         USAZ MONEY MARKET FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     1,907        159     12.02     10,168        904      11.25    17,817      1,767      10.08
       Alterity Enhanced - Option 3         6          -     12.03        224         20      11.29       313         31      10.13
       Alterity Enhanced - Option 4        35          3     12.01         49          4      11.24       300         30      10.06
       Alterity Enhanced - Option 5     3,351        280     11.98      5,683        513      11.08    11,853      1,205       9.84
       Alterity Optional - Option 1       428         36     12.03      5,521        488      11.33    10,643      1,045      10.18
       Alterity Optional - Option 2       223         19     12.02      1,043         93      11.25     1,791        178      10.08
       Alterity Optional - Option 3         1          -     12.03         10          1      11.29        64          6      10.13
       Alterity Optional - Option 4         -          -         -          -          -          -       100         10      10.03
       Alterity Optional - Option 5       562         47     11.97        764         69      11.06     2,375        242       9.81
       Alterity Traditional -              63          5     12.06        867         76      11.43     4,093        396      10.33
       Option 1
       Alterity Traditional -               -          -         -         40          4      11.36        35          3      10.23
       Option 2
       Alterity Traditional -             136         11     12.05        505         44      11.40     4,082        397      10.28
       Option 3
       Alterity Traditional -              56          5     12.03        320         28      11.33       911         90      10.18
       Option 4
       Alterity Traditional -           2,438        203     11.99      3,607        324      11.15     8,552        861       9.94
       Option 5
       Charter Traditional                  -          -         -        126         11      11.52       947         91      10.46
       Charter Enhanced                     -          -         -        133         12      11.45       739         71      10.36
       Charter II - Option 1              193         16     12.03        214         19      11.31     1,785        176      10.16
       Charter II - Option 2               15          1     12.01         85          8      11.20        91          9      10.01
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4               12          1     12.01         14          1      11.24       141         14      10.06
       Charter II - Option 5                -          -         -         18          2      11.15         -          -          -
       Charter II - Option 6                -          -         -          -          -          -        29          3       9.91
       Charter II - Option 7              213         18     11.97        148         13      11.06       375         38       9.81
       Charter II - Option 8              168         14     11.96        140         13      10.99       950         98       9.72
       Charter II - Option 9               21          2     11.95         50          5      10.97       785         81       9.69
       High Five Traditional            7,030        582     12.06     11,117        968      11.43    43,122      4,176      10.33
       High Five Enhanced               4,494        373     12.04      9,527        854      11.15    22,012      2,150      10.24
       Dimensions - Option 1                -          -         -          -          -          -         1          -      10.28
       Dimensions - Option 2                -          -         -          -          -          -         9          1      10.18
       Dimensions - Option 3                -          -         -         32          3      11.29       133         13      10.13
       Dimensions - Option 4                -          -         -         72          6      11.22         8          1      10.03
       Dimensions - Option 5                -          -         -          -          -          -        56          6      10.18
       Dimensions - Option 6                -          -         -          6          1      11.25         -          -          -
       Deferred Variable Annuities          -          -         -         50          -      11.43         7          -      10.33
       High Five Bonus Traditional      1,194         99     12.03      1,865        165      11.33     7,620        748      10.18
       High Five Bonus Enhanced           490         41     12.02      1,154        103      11.25     4,572        453      10.08
       Rewards Enhanced - Option 1         40          3     12.02        522         46      11.27     4,134        409      10.11
       Rewards Enhanced - Option 2         38          3     12.01        144         13      11.24       776         77      10.06
       Rewards Enhanced - Option 3        692         58     12.00      2,297        206      11.16     5,393        542       9.96
       Rewards Enhanced - Option 4        145         12     12.01        210         19      11.22       816         81      10.03
       Rewards Enhanced - Option 5         41          3     12.00         78          7      11.16        19          2       9.96
       Rewards Enhanced - Option 6      2,360        197     11.96      9,031        821      11.01    20,957      2,151       9.74
       Rewards Enhanced - Option 7          -          -         -         12          1      11.20        21          2      10.01
       Rewards Enhanced - Option 8          -          -         -         35          3      11.02       228         23       9.77
       Rewards Traditional -              356         30     12.04        718         63      11.34     6,095        597      10.21
       Option 1
       Rewards Traditional -               80          7     12.01      1,304        116      11.24     1,867        186      10.06
       Option 2
       Rewards Traditional -              242         20     12.03        814         72      11.33     3,912        384      10.18
       Option 4
       Rewards Traditional -              212         18     12.02        256         23      11.25       961         95      10.08
       Option 5
       Rewards Traditional -            2,537        212     11.98      5,618        507      11.08    11,797      1,199       9.84
       Option 6
       Rewards Traditional -               69          6     12.02          -          -          -        22          2      10.11
       Option 7
       Rewards Traditional -                -          -         -         20          2      11.09       270         27       9.86
       Option 8
       Valuemark II & III                 631         52     12.06      2,231        195      11.43    14,431      1,396      10.33
       Valuemark Income Plus               80          -     12.06        170          -      11.43       227          -      10.33
       Valuemark IV - Option 1             95          8     12.05        935         82      11.40     9,830        955      10.29
       Valuemark IV - Option 2             18          2     12.03        132         12      11.29       671         66      10.14
       Valuemark IV - Option 3              -          -         -          2          -      11.36         -          -          -
       Valuemark IV - Option 4              -          -         -         72          6      11.26       432         43      10.09
       Valuemark IV - Option 5             28          2     12.03         29          3      11.31       649         64      10.16
       Valuemark IV - Option 6              -          -         -          1          -      11.20         1          -      10.01
       Valuemark IV - Option 7              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 8              7          1     12.02         21          2      11.25        64          6      10.08
       Valuemark IV - Option 9             21          2     12.00         26          2      11.16        61          6       9.96
       Valuemark IV - Option 10             3          -     11.99          9          1      11.15        24          2       9.94


                                      111

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                      USAZ OPPENHEIMER EMERGING        USAZ OPPENHEIMER EMERGING
                                             GROWTH FUND                  TECHNOLOGIES FUND           USAZ OPPENHEIMER GLOBAL FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    18,925      1,407     13.43     11,941      1,473       8.11       946         83      11.43
       Alterity Enhanced - Option 3       225         17     13.46         56          7       8.13        78          7      11.44
       Alterity Enhanced - Option 4       149         11     13.41         39          5       8.10       180         16      11.43
       Alterity Enhanced - Option 5    14,494      1,094     13.25      4,732        593       7.98    10,651        935      11.39
       Alterity Optional - Option 1     6,070        450     13.50      3,175        389       8.16     1,284        112      11.45
       Alterity Optional - Option 2     1,547        115     13.43        786         97       8.11        55          5      11.43
       Alterity Optional - Option 3       101          8     13.46         16          2       8.13        42          4      11.44
       Alterity Optional - Option 4        44          3     13.39          5          1       8.08        50          4      11.43
       Alterity Optional - Option 5     1,769        134     13.23        685         86       7.97     1,524        134      11.39
       Alterity Traditional -             613         45     13.61        325         39       8.24       229         20      11.47
       Option 1
       Alterity Traditional -              53          4     13.53         53          7       8.19         -          -          -
       Option 2
       Alterity Traditional -             713         53     13.57        109         13       8.21       372         32      11.46
       Option 3
       Alterity Traditional -             241         18     13.50         88         11       8.16       205         18      11.45
       Option 4
       Alterity Traditional -           7,948        597     13.32      1,720        214       8.03     8,374        734      11.41
       Option 5
       Charter Traditional                123          9     13.70         77          9       8.30         -          -          -
       Charter Enhanced                    47          3     13.63         12          1       8.25         -          -          -
       Charter II - Option 1              118          9     13.48         24          3       8.15       230         20      11.44
       Charter II - Option 2               36          3     13.37          4          1       8.07        33          3      11.42
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4               28          2     13.41         94         12       8.10        18          2      11.43
       Charter II - Option 5                7          1     13.32          -          -          -         1          -      11.41
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7              193         15     13.23         22          3       7.97       594         52      11.39
       Charter II - Option 8              270         21     13.16         79         10       7.92       255         22      11.38
       Charter II - Option 9              150         11     13.14         21          3       7.91        23          2      11.37
       High Five Traditional           18,460      1,357     13.61      5,589        678       8.24    21,884      1,905      11.47
       High Five Enhanced              13,383        982     13.63      4,646        587       7.91    10,392        907      11.46
       Dimensions - Option 1                -          -         -          7          1       8.21         -          -          -
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3                -          -         -          -          -          -         -          -          -
       Dimensions - Option 4                -          -         -         19          2       8.08         -          -          -
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          9          -     13.61          1          -       8.24         -          -          -
       High Five Bonus Traditional      1,325         98     13.50        361         44       8.16     2,097        183      11.45
       High Five Bonus Enhanced           944         70     13.43        150         19       8.11     1,472        129      11.43
       Rewards Enhanced - Option 1        744         55     13.44        464         57       8.12       121         11      11.44
       Rewards Enhanced - Option 2        125          9     13.41        245         30       8.10        33          3      11.43
       Rewards Enhanced - Option 3      4,783        359     13.34      2,198        273       8.04       386         34      11.41
       Rewards Enhanced - Option 4        512         38     13.39         76          9       8.08       177         16      11.43
       Rewards Enhanced - Option 5         95          7     13.34          7          1       8.04         8          1      11.41
       Rewards Enhanced - Option 6     13,877      1,053     13.18      3,647        460       7.93     7,782        684      11.38
       Rewards Enhanced - Option 7         20          2     13.37         29          4       8.07         -          -          -
       Rewards Enhanced - Option 8         99          8     13.20         21          3       7.94         -          -          -
       Rewards Traditional -            1,086         80     13.52        709         87       8.17        28          2      11.45
       Option 1
       Rewards Traditional -            1,492        111     13.41        713         88       8.10        42          4      11.43
       Option 2
       Rewards Traditional -            1,061         79     13.50        393         48       8.16       460         40      11.45
       Option 4
       Rewards Traditional -              255         19     13.43         17          2       8.11       241         21      11.43
       Option 5
       Rewards Traditional -            6,800        513     13.25      2,390        299       7.98     6,285        552      11.39
       Option 6
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 7
       Rewards Traditional -               66          5     13.27        125         16       7.99        29          3      11.40
       Option 8
       Valuemark II & III               1,310         96     13.61        782         95       8.24       403         35      11.47
       Valuemark Income Plus                7          -     13.61          -          -          -        42          -      11.47
       Valuemark IV - Option 1            527         39     13.57        725         88       8.21       312         27      11.46
       Valuemark IV - Option 2            261         19     13.47         97         12       8.14         7          1      11.44
       Valuemark IV - Option 3              -          -         -          3          -       8.19         -          -          -
       Valuemark IV - Option 4              7          1     13.43         34          4       8.11         -          -          -
       Valuemark IV - Option 5             77          6     13.48          8          1       8.15         3          -      11.44
       Valuemark IV - Option 6             23          2     13.37          4          -       8.07         -          -          -
       Valuemark IV - Option 7              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 8             57          4     13.43          7          1       8.11        11          1      11.43
       Valuemark IV - Option 9             67          5     13.34         18          2       8.04        10          1      11.41
       Valuemark IV - Option 10             3          -     13.32          7          1       8.03        15          1      11.41


                                      112

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                           USAZ OPPENHEIMER          USAZ OPPENHEIMER MAIN STREET       USAZ PIMCO NFJ SMALL CAP
                                      INTERNATIONAL GROWTH FUND                  FUND                         VALUE FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     3,055        240     12.73        921         86      10.72     6,633        433      15.31
       Alterity Enhanced - Option 3        74          6     12.77        125         12      10.73       386         25      15.33
       Alterity Enhanced - Option 4        52          4     12.71        130         12      10.72       160         10      15.30
       Alterity Enhanced - Option 5     3,575        285     12.53      8,156        763      10.69    12,561        827      15.18
       Alterity Optional - Option 1     1,551        121     12.81        506         47      10.74     3,386        220      15.36
       Alterity Optional - Option 2       517         41     12.73         23          2      10.72       462         30      15.31
       Alterity Optional - Option 3         4          -     12.77         36          3      10.73        35          2      15.33
       Alterity Optional - Option 4         -          -         -         20          2      10.72         -          -          -
       Alterity Optional - Option 5       581         46     12.51      1,798        168      10.68     1,845        122      15.17
       Alterity Traditional -             255         20     12.93         36          3      10.76       525         34      15.44
       Option 1
       Alterity Traditional -              14          1     12.85          -          -          -         5          -      15.39
       Option 2
       Alterity Traditional -             306         24     12.89        545         51      10.75       880         57      15.41
       Option 3
       Alterity Traditional -              97          8     12.81        326         30      10.74       312         20      15.36
       Option 4
       Alterity Traditional -           2,704        214     12.61      6,050        565      10.70    10,393        682      15.23
       Option 5
       Charter Traditional                115          9     13.03          -          -          -         -          -          -
       Charter Enhanced                     -          -         -          -          -          -         -          -          -
       Charter II - Option 1               89          7     12.79         32          3      10.73       423         28      15.35
       Charter II - Option 2               11          1     12.67         26          2      10.71       116          8      15.27
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4               14          1     12.71         62          6      10.72        47          3      15.30
       Charter II - Option 5                -          -         -          -          -          -        16          1      15.23
       Charter II - Option 6               12          1     12.59          -          -          -         -          -          -
       Charter II - Option 7              158         13     12.51        135         13      10.68       409         27      15.17
       Charter II - Option 8               64          5     12.43        301         28      10.67       398         26      15.12
       Charter II - Option 9               11          1     12.41         50          5      10.67       220         15      15.10
       High Five Traditional            6,840        529     12.93     15,168      1,412      10.76    26,817      1,740      15.44
       High Five Enhanced               5,462        422     12.94     10,397        968      10.74    25,897      1,683      15.39
       Dimensions - Option 1                -          -         -          -          -          -         -          -          -
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3                -          -         -          -          -          -         -          -          -
       Dimensions - Option 4               48          4     12.69          -          -          -         -          -          -
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       High Five Bonus Traditional        677         53     12.81      3,236        301      10.74     3,568        232      15.36
       High Five Bonus Enhanced           538         42     12.73      2,341        218      10.72     2,146        140      15.31
       Rewards Enhanced - Option 1        132         10     12.75         39          4      10.73     1,277         83      15.32
       Rewards Enhanced - Option 2          7          1     12.71          -          -          -        21          1      15.30
       Rewards Enhanced - Option 3        951         75     12.63        142         13      10.70     2,467        162      15.24
       Rewards Enhanced - Option 4        161         13     12.69        242         23      10.72       608         40      15.28
       Rewards Enhanced - Option 5         51          4     12.63        127         12      10.70       204         13      15.24
       Rewards Enhanced - Option 6      4,505        362     12.45      6,561        615      10.67    11,707        774      15.13
       Rewards Enhanced - Option 7          -          -         -          -          -          -        56          4      15.27
       Rewards Enhanced - Option 8          5          -     12.47          -          -          -        39          3      15.14
       Rewards Traditional -              306         24     12.83        244         23      10.74       718         47      15.37
       Option 1
       Rewards Traditional -              417         33     12.71         36          3      10.72       907         59      15.30
       Option 2
       Rewards Traditional -              171         13     12.81        470         44      10.74       815         53      15.36
       Option 4
       Rewards Traditional -               53          4     12.73        145         13      10.72       216         14      15.31
       Option 5
       Rewards Traditional -            2,869        229     12.53      5,140        481      10.69     7,944        523      15.18
       Option 6
       Rewards Traditional -                -          -         -          -          -          -         7          -      15.32
       Option 7
       Rewards Traditional -              134         11     12.55          -          -          -        88          6      15.19
       Option 8
       Valuemark II & III                 670         52     12.93        172         16      10.76     1,417         92      15.44
       Valuemark Income Plus              158          -     12.93          -          -          -        86          -      15.44
       Valuemark IV - Option 1            302         23     12.89        251         23      10.75       902         58      15.41
       Valuemark IV - Option 2             21          2     12.77          4          -      10.73        57          4      15.34
       Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 5              3          -     12.79         10          1      10.73        42          3      15.35
       Valuemark IV - Option 6              5          -     12.67         28          3      10.71         3          -      15.27
       Valuemark IV - Option 7              -          -         -          -          -          -         1          -      15.27
       Valuemark IV - Option 8             18          1     12.73         11          1      10.72        46          3      15.31
       Valuemark IV - Option 9              8          1     12.63         25          2      10.70        27          2      15.24
       Valuemark IV - Option 10             -          -         -          2          -      10.70        24          2      15.23


                                      113

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                      USAZ PIMCO PEA RENAISSANCE                                       USAZ VAN KAMPEN AGGRESSIVE
                                                FUND                   USAZ PIMCO PEA VALUE FUND              GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1   107,705      7,608     14.15     30,294      2,310      13.12    16,679      2,073       8.04
       Alterity Enhanced - Option 3       880         62     14.20        765         58      13.16        77         10       8.07
       Alterity Enhanced - Option 4       374         26     14.13        263         20      13.10       174         22       8.02
       Alterity Enhanced - Option 5    35,988      2,583     13.93     18,690      1,448      12.91     7,569        959       7.89
       Alterity Optional - Option 1    43,572      3,059     14.24     12,361        936      13.20     6,699        827       8.10
       Alterity Optional - Option 2     9,057        640     14.15      3,717        283      13.12     1,276        159       8.04
       Alterity Optional - Option 3        83          6     14.20         44          3      13.16        16          2       8.07
       Alterity Optional - Option 4        29          2     14.11         61          5      13.08        64          8       8.01
       Alterity Optional - Option 5     4,968        357     13.91      2,912        226      12.89     1,673        212       7.88
       Alterity Traditional -           5,318        370     14.38      2,703        203      13.33       718         88       8.19
       Option 1
       Alterity Traditional -             295         21     14.29         28          2      13.24        12          2       8.13
       Option 2
       Alterity Traditional -           1,689        118     14.34      1,066         80      13.28       422         52       8.16
       Option 3
       Alterity Traditional -             745         52     14.24        431         33      13.20       219         27       8.10
       Option 4
       Alterity Traditional -          20,312      1,449     14.02     12,744        981      12.99     4,353        548       7.95
       Option 5
       Charter Traditional              2,402        166     14.49        564         42      13.43     2,554        309       8.26
       Charter Enhanced                   656         46     14.40        197         15      13.35        17          2       8.20
       Charter II - Option 1            1,044         73     14.22        841         64      13.18       349         43       8.08
       Charter II - Option 2              269         19     14.09        201         15      13.05       179         22       7.99
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4              239         17     14.13         97          7      13.10       225         28       8.02
       Charter II - Option 5               47          3     14.02         21          2      12.99         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7            1,186         85     13.91        534         41      12.89       237         30       7.88
       Charter II - Option 8            1,357         98     13.82        667         52      12.81       191         24       7.82
       Charter II - Option 9              182         13     13.80         80          6      12.79        12          1       7.81
       High Five Traditional           61,120      4,250     14.38     43,439      3,257      13.33    10,551      1,289       8.19
       High Five Enhanced              46,564      3,256     14.30     33,017      2,515      13.13     7,137        891       8.01
       Dimensions - Option 1               33          2     14.34         19          1      13.28         3          -       8.16
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3               87          6     14.20        397         30      13.16         9          1       8.07
       Dimensions - Option 4              152         11     14.11        154         12      13.08         3          -       8.01
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                6          -     14.15          -          -          -         -          -          -
       Deferred Variable Annuities         43          -     14.38          -          -          -         -          -          -
       High Five Bonus Traditional      4,593        322     14.24      4,060        308      13.20       943        116       8.10
       High Five Bonus Enhanced         3,280        232     14.15      3,988        304      13.12       509         63       8.04
       Rewards Enhanced - Option 1      4,287        302     14.18      1,257         96      13.14       632         79       8.05
       Rewards Enhanced - Option 2        661         47     14.13        326         25      13.10       167         21       8.02
       Rewards Enhanced - Option 3     13,428        956     14.04      5,876        452      13.01     3,908        491       7.97
       Rewards Enhanced - Option 4      1,380         98     14.11      1,296         99      13.08       261         33       8.01
       Rewards Enhanced - Option 5        220         16     14.04        163         13      13.01       118         15       7.97
       Rewards Enhanced - Option 6     25,555      1,846     13.84     15,328      1,195      12.83     9,848      1,257       7.83
       Rewards Enhanced - Option 7        131          9     14.09        109          8      13.05         -          -          -
       Rewards Enhanced - Option 8        267         19     13.87         58          5      12.85       112         14       7.85
       Rewards Traditional -            6,972        489     14.27      2,633        199      13.22     1,474        182       8.11
       Option 1
       Rewards Traditional -            6,210        439     14.13      2,395        183      13.10       804        100       8.02
       Option 2
       Rewards Traditional -            1,969        138     14.24      1,883        143      13.20       701         87       8.10
       Option 4
       Rewards Traditional -              518         37     14.15        551         42      13.12       109         14       8.04
       Option 5
       Rewards Traditional -           15,138      1,087     13.93      9,693        751      12.91     3,755        476       7.89
       Option 6
       Rewards Traditional -              180         13     14.18        104          8      13.14         -          -          -
       Option 7
       Rewards Traditional -              678         49     13.95        346         27      12.93        66          8       7.91
       Option 8
       Valuemark II & III               8,150        567     14.38      5,023        377      13.33     1,218        149       8.19
       Valuemark Income Plus              219          -     14.38        142          -      13.33        12          -       8.19
       Valuemark IV - Option 1          7,707        537     14.34      3,462        261      13.29     3,136        384       8.16
       Valuemark IV - Option 2          1,561        110     14.20        481         37      13.16       872        108       8.07
       Valuemark IV - Option 3              1          -     14.29         23          2      13.25         -          -          -
       Valuemark IV - Option 4            412         29     14.16         32          2      13.12         7          1       8.04
       Valuemark IV - Option 5            222         16     14.22         46          3      13.18        89         11       8.08
       Valuemark IV - Option 6             28          2     14.09          7          1      13.05         5          1       7.99
       Valuemark IV - Option 7              1          -     14.09          4          -      13.05         -          -          -
       Valuemark IV - Option 8             64          5     14.15         53          4      13.12        39          5       8.04
       Valuemark IV - Option 9            135         10     14.04         53          4      13.01        34          4       7.97
       Valuemark IV - Option 10            37          3     14.02         12          1      12.99        35          4       7.95


                                      114

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                                                       USAZ VAN KAMPEN EMERGING        USAZ VAN KAMPEN EQUITY AND
                                    USAZ VAN KAMPEN COMSTOCK FUND            GROWTH FUND                      INCOME FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    83,310      7,731     10.78     37,479      4,761       7.87     6,581        611      10.77
       Alterity Enhanced - Option 3       673         62     10.82        470         59       7.90       243         23      10.78
       Alterity Enhanced - Option 4       403         37     10.76         93         12       7.86        73          7      10.77
       Alterity Enhanced - Option 5    26,354      2,490     10.58     13,089      1,694       7.73     7,564        704      10.74
       Alterity Optional - Option 1    37,065      3,413     10.86     15,597      1,967       7.93     5,342        495      10.79
       Alterity Optional - Option 2     6,560        609     10.78      2,895        368       7.87        36          3      10.77
       Alterity Optional - Option 3        47          4     10.82         12          1       7.90        10          1      10.78
       Alterity Optional - Option 4       119         11     10.74          8          1       7.84         8          1      10.77
       Alterity Optional - Option 5     4,124        390     10.56      1,769        229       7.71     1,184        110      10.73
       Alterity Traditional -           4,084        372     10.98      1,594        199       8.02       264         24      10.81
       Option 1
       Alterity Traditional -             421         39     10.90        172         22       7.96         8          1      10.80
       Option 2
       Alterity Traditional -           1,963        179     10.94        728         91       7.99       582         54      10.80
       Option 3
       Alterity Traditional -             936         86     10.86        293         37       7.93       113         10      10.79
       Option 4
       Alterity Traditional -          18,369      1,723     10.66      6,980        897       7.78     3,926        365      10.75
       Option 5
       Charter Traditional                667         60     11.08        246         30       8.09         -          -          -
       Charter Enhanced                   423         38     11.00         55          7       8.03         -          -          -
       Charter II - Option 1              467         43     10.84        200         25       7.91       287         27      10.78
       Charter II - Option 2              122         11     10.72          -          -          -        36          3      10.76
       Charter II - Option 3                5          -     10.72          -          -          -         -          -          -
       Charter II - Option 4              120         11     10.76         70          9       7.86        14          1      10.77
       Charter II - Option 5               11          1     10.66         14          2       7.78         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7              212         20     10.56         84         11       7.71        43          4      10.73
       Charter II - Option 8              772         74     10.49        607         79       7.66        11          1      10.72
       Charter II - Option 9               82          8     10.47         61          8       7.64       151         14      10.72
       High Five Traditional           56,009      5,101     10.98     16,585      2,069       8.02    23,340      2,162      10.81
       High Five Enhanced              39,914      3,718     10.74     17,561      2,244       7.83    13,769      1,275      10.80
       Dimensions - Option 1                -          -         -         32          4       7.99         -          -          -
       Dimensions - Option 2                9          1     10.86         13          2       7.93         -          -          -
       Dimensions - Option 3               77          7     10.82         14          2       7.90         -          -          -
       Dimensions - Option 4               38          4     10.74        134         17       7.84         -          -          -
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       High Five Bonus Traditional      4,605        424     10.86      1,674        211       7.93     2,798        259      10.79
       High Five Bonus Enhanced         2,643        245     10.78      1,257        160       7.87     1,286        119      10.77
       Rewards Enhanced - Option 1      5,783        535     10.80      2,812        357       7.89     3,250        302      10.78
       Rewards Enhanced - Option 2        424         39     10.76        338         43       7.86        39          4      10.77
       Rewards Enhanced - Option 3     12,417      1,162     10.68      7,707        988       7.80       303         28      10.76
       Rewards Enhanced - Option 4      1,045         97     10.74        352         45       7.84       235         22      10.77
       Rewards Enhanced - Option 5        183         17     10.68         55          7       7.80        66          6      10.76
       Rewards Enhanced - Option 6     24,651      2,346     10.51     11,066      1,443       7.67     4,782        446      10.72
       Rewards Enhanced - Option 7         89          8     10.72         26          3       7.83         -          -          -
       Rewards Enhanced - Option 8        548         52     10.53        116         15       7.69        44          4      10.73
       Rewards Traditional -            6,792        624     10.88      2,752        346       7.94       259         24      10.79
       Option 1
       Rewards Traditional -            5,173        481     10.76      3,510        447       7.86       176         16      10.77
       Option 2
       Rewards Traditional -            1,962        181     10.86        854        108       7.93       118         11      10.79
       Option 4
       Rewards Traditional -              493         46     10.78        161         20       7.87        55          5      10.77
       Option 5
       Rewards Traditional -           11,470      1,084     10.58      5,333        690       7.73     3,887        362      10.74
       Option 6
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 7
       Rewards Traditional -              150         14     10.60         74         10       7.74         -          -          -
       Option 8
       Valuemark II & III               5,414        493     10.98      1,890        236       8.02       178         16      10.81
       Valuemark Income Plus            2,071          -     10.98         44          -       8.02         -          -          -
       Valuemark IV - Option 1          5,847        534     10.94      1,816        227       7.99       235         22      10.80
       Valuemark IV - Option 2          2,149        199     10.82        679         86       7.90        32          3      10.78
       Valuemark IV - Option 3              2          -     10.90         31          4       7.96         -          -          -
       Valuemark IV - Option 4            349         32     10.78         85         11       7.87         -          -          -
       Valuemark IV - Option 5            236         22     10.84         35          4       7.91        69          6      10.78
       Valuemark IV - Option 6             51          5     10.72         35          4       7.83        27          3      10.76
       Valuemark IV - Option 7              2          -     10.72          2          -       7.83         -          -          -
       Valuemark IV - Option 8             36          3     10.78         39          5       7.87         5          -      10.77
       Valuemark IV - Option 9             45          4     10.68         44          6       7.80        29          3      10.76
       Valuemark IV - Option 10           102         10     10.66         38          5       7.78         2          -      10.75


                                      115

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                        USAZ VAN KAMPEN GLOBAL        USAZ VAN KAMPEN GROWTH AND
                                           FRANCHISE FUND                    INCOME FUND              USAZ VAN KAMPEN GROWTH FUND
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1    11,387        846     13.47     44,209      3,929      11.26    20,082      1,898      10.57
       Alterity Enhanced - Option 3       584         43     13.49        416         37      11.30       332         31      10.61
       Alterity Enhanced - Option 4       104          8     13.46        320         28      11.24        99          9      10.55
       Alterity Enhanced - Option 5    15,872      1,188     13.36     14,226      1,287      11.06     6,026        581      10.38
       Alterity Optional - Option 1     5,071        375     13.51     24,958      2,200      11.34     8,068        758      10.65
       Alterity Optional - Option 2       658         49     13.47      2,740        243      11.26     1,141        108      10.57
       Alterity Optional - Option 3        10          1     13.49         48          4      11.30         2          -      10.61
       Alterity Optional - Option 4         -          -         -         27          2      11.22         8          1      10.53
       Alterity Optional - Option 5     1,741        130     13.34      2,047        186      11.04     1,366        132      10.36
       Alterity Traditional -             285         21     13.58      3,732        325      11.47     1,872        174      10.77
       Option 1
       Alterity Traditional -              12          1     13.54        192         17      11.39        19          2      10.69
       Option 2
       Alterity Traditional -             720         53     13.56      1,594        139      11.43       448         42      10.73
       Option 3
       Alterity Traditional -             464         34     13.51        837         74      11.34       176         16      10.65
       Option 4
       Alterity Traditional -           6,834        510     13.40      9,247        830      11.14     4,536        434      10.46
       Option 5
       Charter Traditional                  -          -         -      1,235        107      11.58        91          8      10.87
       Charter Enhanced                     -          -         -        274         24      11.49        71          7      10.79
       Charter II - Option 1              250         19     13.50        515         45      11.32       177         17      10.63
       Charter II - Option 2               59          4     13.43        240         21      11.20         -          -          -
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4               94          7     13.46        270         24      11.24        44          4      10.55
       Charter II - Option 5               27          2     13.40         51          5      11.14         3          -      10.46
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7              261         20     13.34        355         32      11.04        78          8      10.36
       Charter II - Option 8              212         16     13.30        864         79      10.95       253         25      10.28
       Charter II - Option 9               38          3     13.29         38          3      10.93        33          3      10.26
       High Five Traditional           22,842      1,682     13.58     30,221      2,635      11.47    13,998      1,300      10.77
       High Five Enhanced              23,794      1,759     13.54     24,568      2,179      11.27     7,568        730      10.37
       Dimensions - Option 1                -          -         -         13          1      11.43        21          2      10.73
       Dimensions - Option 2                -          -         -          3          -      11.34         -          -          -
       Dimensions - Option 3                -          -         -         80          7      11.30         9          1      10.61
       Dimensions - Option 4                -          -         -         73          7      11.22         7          1      10.53
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                -          -         -          -          -          -         -          -          -
       Deferred Variable Annuities          -          -         -          -          -          -         -          -          -
       High Five Bonus Traditional      2,552        189     13.51      2,876        254      11.34     1,184        111      10.65
       High Five Bonus Enhanced         1,799        134     13.47      2,077        184      11.26       722         68      10.57
       Rewards Enhanced - Option 1      2,608        193     13.48      4,007        355      11.28       986         93      10.59
       Rewards Enhanced - Option 2          6          -     13.46        914         81      11.24       159         15      10.55
       Rewards Enhanced - Option 3      1,900        142     13.41      8,470        759      11.16     2,281        218      10.47
       Rewards Enhanced - Option 4        278         21     13.44        592         53      11.22       868         82      10.53
       Rewards Enhanced - Option 5         70          5     13.41        164         15      11.16       239         23      10.47
       Rewards Enhanced - Option 6     11,630        874     13.31     14,873      1,355      10.97     5,359        520      10.30
       Rewards Enhanced - Option 7          -          -         -         19          2      11.20         -          -          -
       Rewards Enhanced - Option 8        159         12     13.32        360         33      10.99       141         14      10.32
       Rewards Traditional -              755         56     13.52      4,097        360      11.36     1,583        148      10.67
       Option 1
       Rewards Traditional -              674         50     13.46      4,151        369      11.24     1,029         97      10.55
       Option 2
       Rewards Traditional -              395         29     13.51      2,127        187      11.34     1,040         98      10.65
       Option 4
       Rewards Traditional -              168         12     13.47        378         34      11.26       209         20      10.57
       Option 5
       Rewards Traditional -            6,152        461     13.36      8,462        765      11.06     3,782        364      10.38
       Option 6
       Rewards Traditional -                -          -         -         17          1      11.28         -          -          -
       Option 7
       Rewards Traditional -               20          1     13.37        284         26      11.08        26          3      10.40
       Option 8
       Valuemark II & III                 474         35     13.58      3,554        310      11.47     1,162        108      10.77
       Valuemark Income Plus               15          -     13.58        173          -      11.47        95          -      10.77
       Valuemark IV - Option 1            648         48     13.56      3,210        281      11.43     1,362        127      10.73
       Valuemark IV - Option 2            240         18     13.49      2,364        209      11.31       286         27      10.61
       Valuemark IV - Option 3              -          -         -          -          -          -        11          1      10.69
       Valuemark IV - Option 4              -          -         -         67          6      11.26        26          2      10.57
       Valuemark IV - Option 5            159         12     13.50        177         16      11.32        30          3      10.63
       Valuemark IV - Option 6             32          2     13.43         25          2      11.20        93          9      10.51
       Valuemark IV - Option 7              1          -     13.43          -          -          -         -          -          -
       Valuemark IV - Option 8             18          1     13.47         41          4      11.26        28          3      10.57
       Valuemark IV - Option 9             30          2     13.41        103          9      11.16        24          2      10.47
       Valuemark IV - Option 10            19          1     13.40         54          5      11.14         7          1      10.46


                                      116

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

6.   CONTRACT OWNERS' EQUITY (CONTINUED)

     A summary by product and subaccount of net assets (thousands), units outstanding (thousands), and unit values at December 31, 2004 is as follows:

                                       VAN KAMPEN LIT EMERGING         VAN KAMPEN LIT ENTERPRISE       VAN KAMPEN LIT GROWTH AND
                                          GROWTH PORTFOLIO                    PORTFOLIO                    INCOME PORTFOLIO
                                   -------------------------------------------------------------------------------------------------
                                   NET ASSETS UNITS         AUV    NET ASSETS UNITS         AUV     NET       UNITS         AUV
                                              OUTSTANDING                     OUTSTANDING            ASSETS   OUTSTANDING
                                   -------------------------------------------------------------------------------------------------
     Contracts:
       Alterity Enhanced - Option 1     3,312        471      7.07         57         10       5.91       104          8      13.11
       Alterity Enhanced - Option 3         -          -         -          -          -          -         -          -          -
       Alterity Enhanced - Option 4         -          -         -          -          -          -         -          -          -
       Alterity Enhanced - Option 5         -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 1     1,381        194      7.12         27          4       5.97       511         39      13.24
       Alterity Optional - Option 2       194         27      7.07          -          -          -         -          -          -
       Alterity Optional - Option 3         -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 4         -          -         -          -          -          -         -          -          -
       Alterity Optional - Option 5         -          -         -          -          -          -         -          -          -
       Alterity Traditional -             397         55      7.20         50          8       6.06       228         17      13.43
       Option 1
       Alterity Traditional -               3          -      7.15          1          -       6.00         -          -          -
       Option 2
       Alterity Traditional -               -          -         -          -          -          -         -          -          -
       Option 3
       Alterity Traditional -               -          -         -          -          -          -         -          -          -
       Option 4
       Alterity Traditional -               -          -         -          -          -          -         -          -          -
       Option 5
       Charter Traditional                 72         10      7.27          -          -          -        21          2      13.60
       Charter Enhanced                   146         20      7.21          -          -          -         -          -          -
       Charter II - Option 1                -          -         -          -          -          -         -          -          -
       Charter II - Option 2                -          -         -          -          -          -         -          -          -
       Charter II - Option 3                -          -         -          -          -          -         -          -          -
       Charter II - Option 4                -          -         -          -          -          -         -          -          -
       Charter II - Option 5                -          -         -          -          -          -         -          -          -
       Charter II - Option 6                -          -         -          -          -          -         -          -          -
       Charter II - Option 7                -          -         -          -          -          -         -          -          -
       Charter II - Option 8                -          -         -          -          -          -         -          -          -
       Charter II - Option 9                -          -         -          -          -          -         -          -          -
       High Five Traditional                -          -         -          -          -          -         -          -          -
       High Five Enhanced                   -          -         -          -          -          -         -          -          -
       Dimensions - Option 1                9          1      7.17          -          -          -         -          -          -
       Dimensions - Option 2                -          -         -          -          -          -         -          -          -
       Dimensions - Option 3               13          2      7.09          -          -          -         -          -          -
       Dimensions - Option 4                2          -      7.04          -          -          -         -          -          -
       Dimensions - Option 5                -          -         -          -          -          -         -          -          -
       Dimensions - Option 6                3          -      7.07          -          -          -         -          -          -
       Deferred Variable Annuities         16          -      7.20          -          -          -         -          -          -
       High Five Bonus Traditional          -          -         -          -          -          -         -          -          -
       High Five Bonus Enhanced             -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 1        545         77      7.08         18          3       5.93       112          8      13.14
       Rewards Enhanced - Option 2          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 3          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 4          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 5          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 6          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 7          -          -         -          -          -          -         -          -          -
       Rewards Enhanced - Option 8         30          4      6.90          -          -          -         -          -          -
       Rewards Traditional -              443         62      7.13        116         20       5.99       337         25      13.27
       Option 1
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 2
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 4
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 5
       Rewards Traditional -                -          -         -          -          -          -         -          -          -
       Option 6
       Rewards Traditional -               54          8      7.08          -          -          -         -          -          -
       Option 7
       Rewards Traditional -                8          1      6.95          -          -          -         -          -          -
       Option 8
       Valuemark II & III                 424         59      7.20          -          -          -         -          -          -
       Valuemark Income Plus                -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 1            274         38      7.18          -          -          -         -          -          -
       Valuemark IV - Option 2             70         10      7.10          -          -          -         -          -          -
       Valuemark IV - Option 3              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 4             59          8      7.07          -          -          -         -          -          -
       Valuemark IV - Option 5              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 6              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 7              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 8              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 9              -          -         -          -          -          -         -          -          -
       Valuemark IV - Option 10             -          -         -          -          -          -         -          -          -

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004



7.   FINANCIAL HIGHLIGHTS

     A summary of units outstanding (thousands), unit values, net assets (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     AIM V.I. Capital Appreciation Fund
        2004                                       971 $6.41 to  $6.87     6,470        0.00% 1.15% to   2.55%    3.93% to     5.40%
        2003                                     1,166 $6.17 to  $6.51     7,416        0.00% 1.15% to   2.55%   26.26% to    28.04%
        2002                                     1,522 $4.94 to  $5.09     7,605        0.00% 1.15% to   2.15%  -25.96% to   -25.22%
        2001                                     1,447 $6.69 to  $6.80     9,730        0.00% 1.15% to   2.00%  -24.81% to   -24.16%
     AIM V.I. Growth Fund
        2004                                     2,064 $5.02 to  $5.40    10,946        0.00% 1.15% to   2.55%    5.49% to     6.99%
        2003                                     2,484 $4.76 to  $5.04    12,361        0.00% 1.15% to   2.55%   27.93% to    29.74%
        2002                                     3,067 $0.31 to  $3.89    11,809        0.00% 1.15% to   2.15%  -32.44% to   -31.76%
        2001                                     4,507 $0.49 to  $5.70    25,569        0.19% 1.15% to   2.00%  -35.20% to   -34.64%
     AIM V.I. International Growth Fund
        2004                                       365 $7.20 to  $7.71     2,731        0.65% 1.15% to   2.55%   20.87% to    22.58%
        2003                                       407 $5.96 to  $6.29     2,502        0.47% 1.15% to   2.55%   25.81% to    27.59%
        2002                                       575 $4.79 to  $4.93     2,788        0.44% 1.15% to   2.15%  -17.47% to   -16.64%
        2001                                       641 $5.82 to  $5.92     3,753        0.39% 1.15% to   2.00%  -25.05% to   -24.41%
     AIM V.I. Premier Equity Fund
        2004                                     1,334 $6.23 to $6.67      8,648        0.44% 1.15% to   2.55%    3.10% to     4.56%
        2003                                     1,615 $6.04 to $6.38     10,072        0.29% 1.15% to   2.55%   21.93% to    23.65%
        2002                                     1,914 $5.01 to $5.16      9,717        0.30% 1.15% to   2.15%  -31.74% to   -31.06%
        2001                                     1,861 $7.36 to $7.48     13,780        0.23% 1.15% to   2.00%  -14.30% to   -13.57%
     Alger American Growth Portfolio
        2004                                     1,394 $6.96 to $7.41     10,168        0.00% 1.15% to   2.35%    3.04% to     4.29%
        2003                                     1,661 $6.70 to $7.10     11,660        0.00% 1.15% to   2.55%   31.76% to    33.61%
        2002                                     2,095 $0.43 to $5.32     11,040        0.04% 1.15% to   2.15%  -34.42% to   -33.76%
        2001                                     3,136 $0.69 to $8.02     25,100        0.27% 1.15% to   2.15%  -13.48% to   -12.83%
     Alger American Leveraged AllCap
     Portfolio
        2004                                       642 $6.51 to $6.92      4,466        0.00% 1.35% to   2.55%    5.46% to     6.73%
        2003                                       789 $6.34 to $6.48      5,095        0.00% 1.35% to   1.90%   32.19% to    32.92%
        2002                                       973 $0.39 to $4.91      4,743        0.01% 1.15% to   2.15%  -35.32% to   -34.67%
        2001                                     1,645 $0.65 to $7.51     12,296        0.00% 1.15% to   2.15%  -17.52% to   -16.90%
     Alger American MidCap Growth Portfolio
        2004                                     1,135$10.59 to$11.35     12,515        0.00% 1.15% to   2.55%   10.19% to    11.75%
        2003                                     1,431 $9.61 to$10.16     14,208        0.00% 1.15% to   2.55%   44.07% to    46.10%
        2002                                     1,883 $6.75 to $6.95     12,884        0.00% 1.15% to   2.15%  -31.04% to   -30.35%
        2001                                     1,517 $9.82 to $9.98     14,979        0.00% 1.15% to   2.00%   -8.38% to    -7.60%

                                      118

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     Alger American Small Capitalization
     Portfolio
        2004                                      188  $5.64 to  $6.04     1,103      0.00%  1.15% to  2.55%  13.63% to   15.23%
        2003                                      228  $4.96 to  $5.24     1,169      0.00%  1.15% to  2.55%  38.76% to   40.71%
        2002                                      273  $3.62 to  $3.72       996      0.00%  1.15% to  2.15% -27.79% to  -27.07%
        2001                                      361  $5.02 to  $5.11     1,824      0.08%  1.15% to  2.00% -30.91% to  -30.32%
     Davis VA Financial Portfolio
        2004                                    6,719 $12.83 to $13.85    89,662      0.42%  1.15% to  2.70%   7.37% to    9.05%
        2003                                    4,421 $11.95 to $12.70    54,566      0.49%  1.15% to  2.70%  28.63% to   30.64%
        2002                                    2,007  $0.92 to  $9.72    19,152      0.41%  1.15% to  2.15% -18.61% to  -17.79%
        2001                                      656 $11.64 to $11.83     7,682      0.07%  1.15% to  2.00% -12.16% to  -11.40%
     Davis VA Real Estate Portfolio
        2004                                      120 $22.82 to $24.45     2,851      3.14%  1.15% to  2.55%  29.96% to   31.80%
        2003                                      167 $17.56 to $18.55     3,025      4.36%  1.15% to  2.55%  33.35% to   35.23%
        2002                                      286 $13.32 to $13.72     3,871      4.30%  1.15% to  2.15%   3.64% to    4.68%
        2001                                      342 $12.89 to $13.10     4,434      5.33%  1.15% to  2.00%   3.40% to    4.29%
     Davis VA Value Portfolio
        2004                                   18,681 $10.59 to $11.43   206,291      0.84%  1.15% to  2.70%   9.33% to   11.04%
        2003                                   15,865  $9.69 to $10.29   159,028      1.08%  1.15% to  2.70%  26.30% to   28.27%
        2002                                    6,813  $0.76 to  $8.02    53,716      1.34%  1.15% to  2.15% -18.04% to  -17.22%
        2001                                    1,658  $9.54 to  $9.69    15,918      0.84%  1.15% to  2.00% -12.18% to  -11.42%
     Dreyfus IP Small Cap Stock Index
     Portfolio
        2004                                   15,361 $11.99 to $12.50   187,943      0.52%  1.15% to  2.70%  18.63% to   20.49%
        2003                                    8,390 $10.09 to $10.37    85,926      0.29%  1.15% to  2.70%  34.11% to   36.20%
        20023                                   2,050  $0.73 to  $7.62    15,561      0.39%  1.15% to  2.15% -24.34% to  -23.84%
     Dreyfus Stock Index Fund
        2004                                   33,888 $10.83 to $11.29   375,897      1.60%  1.15% to  2.70%   7.40% to    9.10%
        2003                                   22,253 $10.08 to $10.35   228,025      1.34%  1.15% to  2.70%  24.64% to   26.59%
        20023                                   5,535  $0.78 to  $8.17    45,061      1.35%  1.15% to  2.15% -19.52% to   -18.98%
     Franklin Global Communications
     Securities Fund
        2004                                    8,345 $14.86 to $18.98   152,822      1.00%  1.15% to  2.70%  11.13% to   13.06%
        2003                                    8,967 $13.38 to $16.82   146,612      0.91%  1.15% to  2.70%  36.70% to   38.84%
        2002                                   10,140  $0.32 to $12.11   120,339      0.95%  1.15% to  2.15% -34.94% to  -34.21%
        2001                                   13,400  $0.52 to $18.43   242,050      0.08%  1.15% to  2.00% -30.80% to  -30.21%



                                      119

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                       At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     Franklin Growth and Income Securities
     Fund
        2004                                   17,158 $26.72 to $34.12   563,821      2.56%  1.15% to  2.70%   7.66% to    9.36%
        2003                                   16,943 $24.82 to $31.20   516,790      3.20%  1.15% to  2.70%  22.35% to   24.31%
        2002                                   17,912  $0.68 t  $25.11   445,102      3.08%  1.15% t   2.15% -17.51% t   -16.68%
        2001                                   20,129  $0.87 t  $30.14   600,661      0.32%  1.15% t   2.00%  -4.22% t    -3.39%
     Franklin High Income Fund
        2004                                    9,464 $18.58 to $23.73   209,279      5.95%  1.15% to  2.70%   6.94% to    8.61%
        2003                                    8,768 $17.50 to $21.85   182,932      8.92%  1.15% to  2.65%  27.75% to   29.68%
        2002                                    6,675  $0.54 t  $16.85   109,632     15.58%  1.15% t   2.15% -11.87% t   -10.81%
        2001                                    7,560  $0.65 t  $18.93   139,801     17.19%  1.15% t   2.00%   2.11% t     2.98%
     Franklin Income Securities Fund
        2004                                   16,383 $33.05 to $42.20   661,455      3.11%  1.15% to  2.70%  10.81% to   12.55%
        2003                                   14,234 $30.04 to $37.50   520,291      5.28%  1.15% to  2.65%  28.27% to   30.26%
        2002                                   14,842  $0.80 t  $28.80   419,657      9.67%  1.15% t   2.15%  -2.72% t    -1.75%
        2001                                   17,086  $0.87 t  $29.31   493,404      7.33%  1.15% t   2.00%  -1.25% t    -0.40%
     Franklin Large Cap Growth Securities
     Fund
        2004                                   18,002 $16.50 to $18.87   330,333      0.51%  1.15% to  2.70%   5.05% to    6.72%
        2003                                   13,752 $15.71 to $17.69   241,490      0.73%  1.15% to  2.70%  23.56% to   25.49%
        2002                                   12,126  $0.70 t  $14.10   172,346      0.82%  1.15% t   2.15% -24.82% t   -24.01%
        2001                                   14,363  $0.99 t  $18.56   270,632      0.58%  1.15% t   2.00% -13.19% t   -12.45%
     Franklin Money Market Fund
        2004                                    3,203 $15.43 to $16.03    50,808      0.71%  1.15% to  1.49%  -0.76% to   -0.67%
        2003                                    4,280 $15.55 to $16.14    68,220      0.54%  1.15% to  1.49%  -0.96% to   -0.87%
        2002                                    6,422  $0.83 t  $16.29   102,930      1.38%  1.15% t   1.49%  -0.28% t    -0.08%
        2001                                   11,438  $0.88 t  $16.30   183,001      4.05%  1.15% t   1.49%   2.25% t     2.46%
     Franklin Real Estate Fund
        2004                                    8,516 $42.01 to $53.65   419,936      1.82%  1.15% to  2.70%  28.28% to   30.34%
        2003                                    5,990 $32.75 to $41.18   232,278      2.55%  1.15% to  2.70%  32.13% to   34.20%
        2002                                    4,471  $0.80 t  $30.68   132,590      2.80%  1.15% t   2.15%  -0.10% t     0.90%
        2001                                    4,251  $0.84 t  $30.41   126,659      4.21%  1.15% t   2.00%   5.74% t     6.67%
     Franklin Rising Dividends Securities
     Fund
        2004                                   20,424 $27.74 to $33.74   652,269      0.68%  1.15% to  2.70%   8.03% to    9.73%
        2003                                   16,203 $25.68 to $30.75   481,645      0.95%  1.15% to  2.70%  21.27% to   23.16%
        2002                                   13,216  $0.81 t  $24.97   325,137      1.31%  1.15% t   2.15%  -3.68% t    -2.69%
        2001                                   12,700  $0.89 t  $25.66   324,192      0.09%  1.15% t   2.00%  11.31% t    12.31%


                                      120

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     Franklin Small Cap Fund
        2004                                   14,994 $18.50 to $21.26   308,650      0.00%  1.15% to  2.70%   8.50% to   10.20%
        2003                                   13,915 $17.05 to $19.29   263,494      0.00%  1.15% to  2.70%  33.59% to   35.69%
        2002                                   12,588  $0.61 t  $14.22   177,839      0.45%  1.15% t   2.15% -30.20% t   -29.50%
        2001                                   12,429  $0.93 t  $20.17   252,254      0.53%  1.15% t   2.00% -16.93% t   -16.20%
     Franklin Small Cap Value Securities
     Fund
        2004                                   12,800 $13.92 to $15.44   189,938      0.19%  1.15% to  2.70%  20.44% to   22.36%
        2003                                    7,900 $11.56 to $12.62    97,449      0.26%  1.15% to  2.70%  28.60% to   30.63%
        2002                                    4,881  $0.70 t   $9.66    47,044      0.44%  1.15% t   2.15% -11.19% t   -10.30%
        2001                                    2,882  $0.84 t  $10.77    31,558      0.51%  1.15% t   2.00%  11.53% t    12.61%
     Franklin U.S. Government Fund
        2004                                   21,258 $19.55 to $24.97   495,079      5.03%  1.15% to  2.70%   0.71% to    2.29%
        2003                                   20,233 $19.42 to $24.41   468,662      5.31%  1.15% to  2.70%  -0.51% to    1.04%
        2002                                   19,304  $1.01 t  $24.16   450,493      5.73%  1.15% t   2.15%   7.44% t     8.55%
        2001                                   17,036  $0.99 t  $22.26   369,768      7.37%  1.15% t   2.00%   5.23% t     6.14%
     Franklin Zero Coupon Fund 2005
        2004                                    2,884 $24.44 to $31.21    82,612      5.40%  1.15% to  2.70%  -2.00% to   -0.47%
        2003                                    2,406 $25.12 to $31.36    70,903      4.84%  1.15% to  2.65%  -0.65% to    0.85%
        2002                                    2,184  $1.02 t  $31.09    65,026      5.70%  1.15% t   2.15%   7.76% t     8.85%
        2001                                    1,972  $1.00 t  $28.57    54,431      6.44%  1.15% t   2.00%   6.77% t     7.68%
     Franklin Zero Coupon Fund 2010
        2004                                    2,118 $29.98 to $38.29    74,368      4.72%  1.15% to  2.70%   1.92% to    3.52%
        2003                                    1,956 $29.41 to $36.98    67,640      4.15%  1.15% to  2.70%   0.83% to    2.41%
        2002                                    1,844  $1.09 t  $36.12    63,361      5.32%  1.15% t   2.15%  17.55% t    18.73%
        2001                                    1,585  $0.99 t  $30.42    46,528      7.11%  1.15% t   2.00%   3.52% t     4.41%
     J.P. Morgan International
     Opportunities Portfolio
        2004                                       72  $8.44 to  $8.66       615      0.53%  1.40% to  1.90%  16.14% to   16.72%
        2003                                       77  $7.27 to  $7.42       563      0.81%  1.40% to  1.90%  29.95% to   30.27%
        2002                                       90  $5.55 t   $5.72       507      0.44%  1.15% t   2.15% -20.05% t   -19.24%
        2001                                      124  $6.97 t   $7.08       871      0.96%  1.15% t   2.00% -20.75% t   -20.07%
     J.P. Morgan U.S. Large Cap Core
     Equity Portfolio
        2004                                      130  $7.98 to  $8.28     1,049      0.75%  1.15% to  1.90%   7.42% to    8.23%
        2003                                      149  $7.42 to  $7.65     1,117      0.77%  1.15% to  1.90%  25.73% to   26.67%
        2002                                      166  $5.86 t   $6.04       986      0.08%  1.15% t   2.15% -26.23% t   -25.49%
        2001                                      218  $7.97 t   $8.10     1,745      0.63%  1.15% t   2.00% -13.66% t   -12.92%

                                      121

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                       At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     Jennison 20/20 Focus Portfolio
        2004                                    7,122 $11.44 to $11.92    83,106      0.00%  1.15% to  2.70%  12.30% to   14.05%
        2003                                    3,070 $10.18 to $10.45    31,676      0.00%  1.15% to  2.70%  25.37% to   27.32%
        20023                                     645  $0.78 t   $8.21     5,267      0.00%  1.15% t   2.15% -18.96% t   -18.41%
     Mutual Discovery Securities Fund
        2004                                   20,002 $17.55 to $19.85   385,579      1.08%  1.15% to  2.70%  15.04% to   16.90%
        2003                                   15,077 $15.25 to $16.99   252,965      1.79%  1.15% to  2.70%  25.55% to   27.51%
        2002                                   11,296  $0.72 t  $13.32   151,745      1.54%  1.15% t   2.15% -11.33% t   -10.32%
        2001                                   10,565  $0.85 t  $14.87   160,131      2.12%  1.15% t   2.00%  -1.76% t    -0.92%
     Mutual Shares Securities Fund
        2004                                   30,814 $16.74 to $19.01   571,473      0.82%  1.15% to  2.70%   9.62% to   11.34%
        2003                                   26,227 $15.27 to $17.07   442,819      1.10%  1.15% to  2.70%  21.81% to   23.74%
        2002                                   22,902  $0.76 t  $13.80   317,069      0.94%  1.15% t   2.15% -13.69% t   -12.79%
        2001                                   23,782  $0.94 t  $15.83   379,768      1.99%  1.15% t   2.00%   4.91% t     5.81%
     Oppenheimer Global Securities Fund/VA
        2004                                   21,679 $10.74 to $11.60   242,223      1.22%  1.15% to  2.70%  15.98% to   17.80%
        2003                                   17,616  $9.26 to  $9.84   168,620      0.57%  1.15% to  2.70%  39.21% to   41.38%
        2002                                    7,361  $0.66 t   $6.96    50,331      0.26%  1.15% t   2.15% -23.79% t   -23.02%
        2001                                    1,348  $8.90 t   $9.04    12,067      0.47%  1.15% t   2.00% -13.79% t   -13.05%
     Oppenheimer High Income Fund/VA
        2004                                    4,150 $11.36 to $12.26    49,485      6.60%  1.15% to  2.70%   6.06% to    7.72%
        2003                                    4,885 $10.71 to $11.38    54,655      4.50%  1.15% to  2.70%  20.66% to   22.54%
        2002                                    1,496  $0.88 t   $9.32    13,818      6.66%  1.15% t   2.15%  -4.47% t    -3.51%
        2001                                      454  $9.47 t   $9.63     4,332      6.25%  1.15% t   2.00%  -0.06% t     0.80%
     Oppenheimer Main Street Fund/VA
        2004                                   21,503  $8.45 to  $9.12   189,299      0.82%  1.15% to  2.70%   6.53% to    8.20%
        2003                                   18,350  $7.93 to  $8.43   151,190      0.70%  1.15% to  2.70%  23.34% to   25.27%
        2002                                    7,490  $0.64 t   $6.73    49,538      0.50%  1.15% t   2.15% -20.52% t   -19.73%
        2001                                    2,071  $8.25 t   $8.38    17,183      0.38%  1.15% t   2.00% -11.95% t   -11.19%
     PIMCO VIT All Asset Portfolio
        20045                                   7,585 $11.77 to $11.88    90,911      5.79%  1.40% to  2.70%  10.27% to   11.23%
     PIMCO VIT High Yield Portfolio
        2004                                   15,047 $11.46 to $12.84   182,237      6.55%  1.15% to  2.70%   6.64% to    8.31%
        2003                                    9,969 $10.75 to $11.85   112,881      7.09%  1.15% to  2.70%  19.63% to   21.50%
        2002                                    3,528  $0.90 t   $9.75    33,182      8.26%  1.15% t   2.15%  -3.31% t    -2.34%
        2001                                      761  $0.98 t   $9.99     7,364      8.16%  1.15% t   2.00%   0.32% t     1.18%
                                      122

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:


                                                       At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     PIMCO VIT Real Return Portfolio
        2004                                   18,257 $11.00 to $11.29   204,910      1.07%  1.40% to  2.70%   6.01% to    7.40%
        20034                                   5,111 $10.38 to $10.52    53,687      0.47%  1.40% to  2.70%   3.88% to    4.79%
     PIMCO VIT StocksPLUS Growth and
     Income Portfolio
        2004                                    2,975  $8.61 to  $9.25    26,672      1.68%  1.15% to  2.60%   7.96% to    9.54%
        2003                                    3,294  $7.98 to  $8.44    27,133      2.24%  1.15% to  2.60%  27.10% to   28.89%
        2002                                    2,226  $0.60 t   $6.55    14,357      3.38%  1.15% t   2.15% -21.92% t   -21.13%
        2001                                      521  $0.81 t   $8.31     4,284      5.74%  1.15% t   2.00% -13.20% t   -12.45%
     PIMCO VIT Total Return Portfolio
        2004                                   31,550 $12.34 to $13.67   409,277      1.89%  1.15% to  2.70%   2.09% to    3.69%
        2003                                   25,802 $12.08 to $13.19   325,872      2.81%  1.15% to  2.70%   2.25% to    3.84%
        2002                                   15,379  $1.18 t  $12.70   189,144      4.05%  1.15% t   2.15%   6.76% t     7.83%
        2001                                    2,410  $1.15 t  $11.78    27,627      4.62%  1.15% t   2.00%   6.23% t     7.15%
     Seligman Global Technology Portfolio
        2004                                      735  $5.18 to  $5.55     3,959      0.00%  1.15% to  2.55%   1.35% to    2.79%
        2003                                      865  $5.11 to  $5.40     4,560      0.00%  1.15% to  2.55%  32.69% to   34.56%
        2002                                    1,050  $3.89 t   $4.01     4,139      0.00%  1.15% t   2.15% -33.09% t   -32.42%
        2001                                    1,232  $5.84 t   $5.93     7,236      0.00%  1.15% t   2.00% -23.60% t   -22.95%
     Seligman Small-Cap Value Portfolio
        2004                                    9,464 $22.80 to $24.60   224,465      0.00%  1.15% to  2.70%  16.75% to   18.58%
        2003                                    8,463 $19.53 to $20.75   170,777      0.00%  1.15% to  2.70%  45.95% to   48.23%
        2002                                    4,236  $1.32 t  $14.00    58,193      0.00%  1.15% t   2.15% -17.17% t   -16.34%
        2001                                      842 $16.46 t  $16.73    13,936      0.00%  1.15% t   2.00%  21.06% t    22.10%
     SP Strategic Partners Focused Growth
     Portfolio
        2004                                    4,978  $6.17 to  $6.57    31,717      0.00%  1.15% to  2.70%   6.97% to    8.64%
        2003                                    2,377  $5.79 to  $6.05    14,067      0.00%  1.15% to  2.60%  22.23% to   24.02%
        2002                                    1,331  $0.56 t   $4.88     6,407      0.00%  1.15% t   2.15% -27.11% t   -26.37%
        2001                                      268  $0.82 t   $6.62     1,766      0.00%  1.15% t   2.00% -17.40% t   -16.69%
     SP William Blair International Growth
     Portfolio
        2004                                    3,563  $6.08 to  $6.47    22,395      0.00%  1.15% to  2.70%  13.02% to   14.79%
        2003                                    3,057  $5.38 to  $5.64    16,888      0.00%  1.15% to  2.70%  35.43% to   37.55%
        2002                                      830  $0.50 t   $4.10     3,375      0.00%  1.15% t   2.15% -24.48% t   -23.72%
        2001                                      158  $0.71 t   $5.37       846      0.30%  1.15% t   2.00% -37.20% t   -36.66%



                                      123

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     Templeton Asset Strategy Fund
        2004                                   1,066  $17.46to $21.65    19,700     2.98%   1.15%to  1.49%  14.16%to   14.39%
        2003                                   1,279  $15.29to $18.92    20,577     2.78%   1.15%to  1.49%  30.18%to   30.47%
        2002                                   1,554   $0.58t  $14.51    19,101     1.98%   1.15%t   1.49%  -5.67%t    -5.48%
        2001                                   2,107   $0.65t  $15.35    27,296     1.53%   1.15%t   1.49% -11.16%t   -10.98%
     Templeton Developing Markets
     Securities Fund
        2004                                  13,491  $12.17to $14.34   183,668     1.80%   1.15%to  2.70%  21.38%to   23.28%
        2003                                   9,753  $10.03to $11.63   110,280     1.22%   1.15%to  2.70%  48.91%to   51.60%
        2002                                   8,256   $0.48t   $7.69    62,503     1.61%   1.15%t   2.15%  -2.27%t    -1.29%
        2001                                   8,223   $0.51t   $7.79    63,526     0.99%   1.15%t   2.00%  -9.91%t    -9.14%
     Templeton Foreign Securities Fund
        2004                                  16,757  $18.38to $22.44   365,141     1.14%   1.15%to  2.70%  15.36%to   17.22%
        2003                                  16,262  $16.02to $19.16   306,069     1.87%   1.15%to  2.65%  28.75%to   30.71%
        2002                                  17,480   $0.52t  $14.66   253,298     1.80%   1.15%t   2.15% -20.29%t   -19.49%
        2001                                  19,656   $0.69t  $18.20   354,538     3.21%   1.15%t   2.00% -17.67%t   -16.93%
     Templeton Global Income Securities
     Fund
        2004                                   1,345  $28.05to $29.14    38,359    11.07%   1.15%to  1.49%  13.19%to   13.49%
        2003                                   1,586  $24.74to $25.69    39,856     7.75%   1.15%to  1.49%  20.80%to   21.04%
        2002                                   1,902   $1.00t  $21.23    39,458     1.18%   1.15%t   1.49%  19.52%t    19.76%
        2001                                   2,539   $0.88t  $17.72    43,946     3.77%   1.15%t   1.49%   0.86%t     1.11%
     Templeton Growth Securities Fund
        2004                                  20,998  $19.74to $23.29   478,645     1.20%   1.15%to  2.70%  12.93%to   14.70%
        2003                                  18,504  $17.65to $20.31   373,933     1.67%   1.15%to  2.60%  28.74%to   30.78%
        2002                                  18,881   $0.65t  $15.55   294,472     2.38%   1.15%t   2.15% -20.22%t   -19.42%
        2001                                  21,215   $0.87t  $19.30   410,225     2.15%   1.15%t   2.00%  -3.28%t    -2.37%
     USAZ AIM Basic Value Fund
        2004                                  15,701  $10.47to $10.92   167,732     0.00%   1.15%to  2.70%   7.88%to    9.57%
        2003                                   9,209   $9.69to  $9.96    90,566     0.00%   1.15%to  2.70%  29.48%to   31.51%
        20023                                  2,785   $0.72t   $7.58    21,035     0.17%   1.15%t   2.15% -24.73%t   -24.22%
     USAZ AIM Blue Chip Fund
        2004                                  13,474   $9.77to $10.19   134,211     0.00%   1.15%to  2.70%   1.59%to    3.18%
        2003                                   6,800   $9.56to  $9.87    66,220     0.06%   1.15%to  2.70%  21.07%to   22.96%
        20023                                  1,466   $0.77t   $8.03    11,761     0.06%   1.15%t   2.15% -20.24%t   -19.70%



                                      124

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:


                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     USAZ AIM Dent Demographic Trends Fund
        2004                                    4,610 $10.46to $10.90    49,005      0.00%  1.15%to  2.70%   5.19%to    6.84%
        2003                                    3,028  $9.89to $10.20    30,448      0.00%  1.15%to  2.70%  32.85%to   34.92%
        20023                                     611  $0.72t   $7.56     4,617      0.00%  1.15%t   2.15% -24.89%t   -24.38%
     USAZ AIM International Equity Fund
        2004                                    4,677 $11.79to $12.29    56,469      0.00%  1.15%to  2.70%  18.86%to   20.73%
        2003                                    2,162  $9.92to $10.18    21,775      0.37%  1.15%to  2.70%  23.76%to   25.69%
        20023                                   1,012  $0.77t   $8.10     8,153      0.00%  1.15%t   2.15% -19.56%t   -19.02%
     USAZ Davis NY Venture Fund
        2004                                   13,974 $10.43to $10.95   149,818      0.23%  1.15%to  2.70%   7.60%to    9.29%
        2003                                    4,799  $9.69to $10.02    47,930      0.79%  1.15%to  2.70%  25.98%to   27.95%
        2002                                    2,020  $0.72t   $7.83    15,791      0.85%  1.15%t   2.15% -25.79%t   -25.05%
        20012                                     313  $1.03t  $10.45     3,368      1.35%  1.15%t   2.00%   4.35%t     4.48%
     USAZ Dreyfus Founders Growth and
     Income Fund
        2004                                    8,196  $8.98to  $9.43    75,508      0.00%  1.15%to  2.70%   4.84%to    6.48%
        2003                                    5,902  $8.55to  $8.86    51,481      0.00%  1.15%to  2.70%  20.94%to   22.83%
        2002                                    2,662  $0.66t   $7.21    19,091      0.00%  1.15%t   2.15% -32.18%t   -31.49%
        20012                                     241  $1.04t  $10.53     2,536      0.00%  1.15%t   2.00%   5.18%t     5.31%
     USAZ Dreyfus Premier Small Cap Value
     Fund
        20045                                   2,551 $11.95to $12.06    30,731      0.20%  1.40%to  2.70%  18.84%to   19.87%
     USAZ Legg Mason Value Fund
        2004                                    6,954 $10.97to $11.52    78,239      0.40%  1.15%to  2.70%  12.08%to   13.83%
        2003                                    3,216  $9.79to $10.12    32,072      1.41%  1.15%to  2.70%  22.53%to   24.45%
        2002                                    1,044  $0.75t   $8.13     8,485      1.46%  1.15%t   2.15% -20.61%t   -19.81%
        20012                                     204  $1.00t  $10.14     2,095      1.98%  1.15%t   2.00%   1.32%t     1.45%
     USAZ Money Market Fund
        2004                                   22,705  $9.69to $10.46   229,969      0.70%  1.15%to  2.70%  -2.01%to   -0.48%
        2003                                   17,621  $9.89to $10.51   180,963      0.34%  1.15%to  2.70%  -2.33%to   -0.80%
        2002                                   18,279  $0.97t  $10.60   191,865      0.80%  1.15%t   2.15%  -1.30%t    -0.31%
        2001                                   11,347  $1.04t  $10.63   120,221      2.47%  1.15%t   2.00%   1.22%t     2.09%
     USAZ Oppenheimer Emerging Growth Fund
        2004                                    9,047 $13.14to $13.70   121,339      0.00%  1.15%to  2.70%   4.89%to    6.53%
        2003                                    5,129 $12.53to $12.86    65,206      0.00%  1.15%to  2.70%  57.71%to   60.18%
        20023                                     978  $0.77t   $8.06     7,808      0.00%  1.15%t   2.15% -20.25%t   -19.72%

                                      125

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:


                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     USAZ Oppenheimer Emerging
     Technologies Fund
        2004                                    5,891  $7.91to  $8.30    47,555      0.00%  1.15%to  2.70%  -6.88%to   -5.42%
        2003                                    4,592  $8.40to  $8.78    39,590      0.00%  1.15%to  2.70%  38.17%to   40.33%
        2002                                    1,383  $0.58t   $6.26     8,595      0.00%  1.15%t   2.15% -42.38%t   -41.81%
        20012                                     408  $1.06t  $10.75     4,380      0.00%  1.15%t   2.00%   7.37%t     7.51%
     USAZ Oppenheimer Global Fund
        20045                                   6,766 $11.37to $11.47    77,384      0.00%  1.40%to  2.70%  13.75%to   14.73%
     USAZ Oppenheimer International Growth
     Fund
        2004                                    2,956 $12.41to $13.03    37,771      0.34%  1.15%to  2.70%  11.43%to   13.17%
        2003                                    1,280 $11.15to $11.52    14,664      0.87%  1.15%to  2.65%  30.28%to   32.24%
        2002                                      220  $0.80t   $8.72     2,027      0.76%  1.15%t   2.15% -15.73%t   -14.88%
        20012                                      19  $1.01t  $10.23       196      0.00%  1.15%t   2.00%   2.19%t     2.32%
     USAZ Oppenheimer Main Street Fund
        20045                                   5,977 $10.67to $10.76    64,069      1.08%  1.40%to  2.70%   6.68%to    7.60%
     USAZ PIMCO NFJ Small Cap Value Fund
        2004                                    8,311 $15.10to $15.44   127,319      0.00%  1.40%to  2.70%  19.81%to   21.38%
        20034                                   2,023 $12.61to $12.72    25,647      1.09%  1.40%to  2.65%  26.08%to   27.18%
     USAZ PIMCO PEA Renaissance Fund
        2004                                   31,776 $13.80to $14.49   450,406      0.00%  1.15%to  2.70%  11.69%to   13.44%
        2003                                   20,137 $12.36to $12.78   253,775      0.03%  1.15%to  2.70%  54.43%to   56.85%
        2002                                    9,622  $0.75t   $8.15    77,896      0.05%  1.15%t   2.15% -26.67%t   -25.94%
        20012                                     693  $1.09t  $11.00     7,711      0.00%  1.15%t   2.00%   9.86%t    10.01%
     USAZ PIMCO PEA Value Fund
        2004                                   17,197 $12.79to $13.43   225,711      0.18%  1.15%to  2.70%  13.41%to   15.18%
        2003                                    7,331 $11.28to $11.66    84,335      0.72%  1.15%to  2.70%  41.34%to   43.55%
        2002                                    2,869  $0.75t   $8.12    23,233      0.59%  1.15%t   2.15% -26.50%t   -25.76%
        20012                                     328  $1.08t  $10.94     3,683      0.25%  1.15%t   2.00%   9.29%t     9.43%
     USAZ Van Kampen Aggressive Growth Fund
        2004                                   11,252  $7.81to  $8.26    90,272      0.00%  1.15%to  2.70%  11.27%to   13.01%
        2003                                    6,799  $7.02to  $7.31    48,750      0.00%  1.15%to  2.70%  33.93%to   36.02%
        2002                                    2,285  $0.48t   $5.38    12,171      0.00%  1.15%t   2.15% -33.78%t   -33.12%
        20011                                     269  $0.77t   $8.04     2,154      0.00%  1.15%t   2.00% -20.08%t   -19.62%


                                      126

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

7.   FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     USAZ Van Kampen Comstock Fund
        2004                                   34,900 $10.47to $11.08   378,088      0.42%  1.15%to  2.70%  13.99%to   15.77%
        2003                                   21,322  $9.18to  $9.57   201,488      1.07%  1.15%to  2.70%  27.06%to   29.04%
        2002                                    9,962  $0.66t   $7.42    73,195      1.13%  1.15%t   2.15% -21.58%t   -20.79%
        20011                                   1,824  $0.89t   $9.36    17,053      1.15%  1.15%t   2.00%  -6.88%t    -6.35%
     USAZ Van Kampen Emerging Growth Fund
        2004                                   20,328  $7.64to  $8.09   159,680      0.00%  1.15%to  2.70%   3.98%to    5.61%
        2003                                   14,566  $7.35to  $7.66   109,442      0.00%  1.15%to  2.70%  23.23%to   25.15%
        2002                                    5,961  $0.54t   $6.12    36,135      0.00%  1.15%t   2.15% -33.76%t   -33.09%
        20011                                     674  $0.87t   $9.15     6,173      0.00%  1.15%t   2.00%  -9.02%t    -8.51%
     USAZ Van Kampen Equity and Income Fund
        20045                                   7,557 $10.72to $10.81    81,460      0.94%  1.40%to  2.70%   7.18%to    8.11%
     USAZ Van Kampen Global Franchise Fund
        2004                                    9,069 $13.29to $13.58   122,121      0.00%  1.40%to  2.70%   9.21%to   10.64%
        20034                                   1,963 $12.17to $12.27    24,028      0.04%  1.40%to  2.70%  21.68%to   22.75%
     USAZ Van Kampen Growth and Income Fund
        2004                                   20,145 $10.93to $11.58   227,029      0.35%  1.15%to  2.70%  10.78%to   12.51%
        2003                                   14,416  $9.87to $10.29   145,703      1.06%  1.15%to  2.70%  24.06%to   26.00%
        2002                                    5,910  $0.73t   $8.16    47,870      0.94%  1.15%t   2.15% -16.52%t   -15.68%
        20011                                   1,627  $0.92t   $9.68    15,836      1.09%  1.15%t   2.00%  -3.71%t    -3.16%
     USAZ Van Kampen Growth Fund
        2004                                    8,449 $10.26to $10.87    89,260      0.00%  1.15%to  2.70%  18.00%to   19.84%
        2003                                    5,883  $8.69to  $9.07    52,273      0.00%  1.15%to  2.70%  25.01%to   26.97%
        2002                                    2,699  $0.64t   $7.14    19,098      0.00%  1.15%t   2.15% -25.86%t   -25.11%
        20011                                     572  $0.91t   $9.54     5,455      0.00%  1.15%t   2.00%  -5.18%t    -4.64%
     Van Kampen LIT Emerging Growth
     Portfolio
        2004                                    1,047  $6.90to  $7.27     7,455      0.00%  1.15%to  2.55%   4.08%to    5.55%
        2003                                    1,289  $6.63to  $6.88     8,731      0.00%  1.15%to  2.55%  23.84%to   25.58%
        2002                                    1,532  $0.49t   $5.48     8,332      0.06%  1.15%t   2.15% -34.09%t   -33.42%
        20011                                   1,222  $0.79t   $8.23    10,019      0.00%  1.15%t   2.00% -18.87%t   -18.41%
     Van Kampen LIT Enterprise Portfolio
        2004                                       45  $5.91to  $6.06       269      0.36%  1.40%to  1.90%   2.09%to    2.60%
        2003                                       52  $5.79to  $5.91       305      0.65%  1.40%to  1.90%  23.51%to   24.13%
        2002                                       65  $4.66t   $4.79       309      0.45%  1.15%t   2.15% -30.83%t   -30.14%
        2001                                       96  $6.76t   $6.86       651      0.23%  1.15%t   2.00% -21.93%t   -21.33%

7.      FINANCIAL HIGHLIGHTS (CONTINUED)

     A  summary  of units  outstanding  (thousands),  unit  values,  net  assets
     (thousands), ratios, and total returns for variable annuity contracts for the years ended December 31, 2004, 2003, 2002, and 2001 is as follows:

                                                      At December 31                    For the year ended December 31
                                           -----------------------------------------------------------------------------------------
                                              Units     Unit Fair     Net Assets   Investment   Expense Ratio      Total Return
                                           Outstanding    Value                   Income Ratio*   lowest to
                                                      lowest to highest                            highest**    lowest to highest***
     Van Kampen LIT Growth and Income
     Portfolio
        2004                                       99 $13.11to $13.60     1,313      1.00%  1.15%to  1.90%  12.22%to   13.07%
        2003                                      139 $11.68to $12.03     1,641      1.00%  1.15%to  1.90%  25.62%to   26.57%
        2002                                      160  $9.23t   $9.50     1,488      1.09%  1.15%t   2.15% -16.32%t   -15.48%
        2001                                      203 $11.08t  $11.24     2,263      0.04%  1.15%t   2.00%  -7.59%t    -6.89%

     * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

                                      127

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements (CONTINUED)
December 31, 2004

     ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

     *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect contract expenses of the separate account. The total return does not include any expenses assessed through the redemption of units. Inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.


1. Period from May 1, 2001 (fund commencement) to December 31, 2001
2. Period from November 5, 2001 (fund commencement) to December 31, 2001
3. Period from May 1, 2002 (fund commencement) to December 31, 2002
4. Period from May 1, 2003 (fund commencement) to December 31, 2003
5. Period from May 3, 2004 (fund commencement) to December 31, 2004

                                      128

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                        Consolidated Financial Statements


                           December 31, 2004 and 2003


     (With Report of Independent Registered Public Accounting Firm Thereon)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Stockholder
Allianz Life Insurance Company of North America and subsidiaries:

We have audited the accompanying consolidated balance sheets of Allianz Life Insurance Company of North America and subsidiaries (the Company) as of December 31, 2004 and 2003 (restated), and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 2004 and 2003 (restated), and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As described in note 2, the 2003 consolidated financial statements have been restated.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002 and its method of accounting for non-traditional long-duration insurance contracts in 2004.



Minneapolis, Minnesota
March 23, 2005

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2004 and 2003
                        (in thousands, except share data)

                                                                                               2003
                                      Assets                                 2004           (Restated)
---------------------------------------------------------------------------------------------------------

Investments:
      Fixed-maturity securities, at fair value                        $     24,142,527        17,809,899
      Mortgage loans on real estate, net                                     1,192,932           893,845
      Equity securities, at fair value                                         856,245           507,508
      Short-term securities                                                    800,463           624,546
      Preferred stock of affiliate                                             630,029           689,000
      Options, affiliated                                                        9,881            19,215
      Options, non-affiliated                                                  580,846           412,524
      Loans to affiliates                                                      360,000           450,000
      Real estate (net of accumulated depreciation of
           $34,792 in 2004 and $31,928 in 2003)                                343,085           344,536
      Securities held under agreements
           to repurchase, at fair value                                        204,625           663,247
      Policy loans                                                              85,619            65,638
      Partnerships                                                              43,143            36,351
      Investment in equity method investees                                     14,922             8,148
      Other long-term investments (net of allowance for
           uncollectible amounts of $1,600 in 2004 and 2003)                         6               639
---------------------------------------------------------------------------------------------------------
                Total investments                                           29,264,323        22,525,096

Cash                                                                            62,841            90,152
Accrued investment income                                                      269,376           228,787
Receivables (net of allowance for uncollectible
      accounts of $0 in 2004 and $1,308 in 2003)                               146,370           244,392
Reinsurance recoverable:
      Recoverable on policy and contract account balances                    2,233,349         2,372,890
      Recoverable on future policy benefit reserves                          1,410,147         1,997,601
      Recoverable on unpaid claims, affiliated                                  11,456            25,856
      Recoverable on unpaid claims, non-affiliated                             730,411           721,437
      Receivable on paid claims, affiliated                                        997             3,508
      Receivable on paid claims, non-affiliated                                 22,966            16,045
Deferred acquisition costs                                                   3,015,644         2,297,349
Deferred sales inducements                                                     413,486                 -
Goodwill                                                                       358,198           330,556
Home office property and equipment (net of accumulated
      depreciation of $46,776 in 2004 and $42,357 in 2003)                     109,356           110,103
Value of business acquired (net of accumulated amortization
      of $130,986 in 2004 and $91,315 in 2003)                                  69,489           140,153
Intangible asset (net of accumulated amortization of
      $4,112 in 2004 and $1,515 in 2003)                                        34,844            37,442
Other assets                                                                   192,183            73,894
---------------------------------------------------------------------------------------------------------
                Assets, exclusive of separate account assets                38,345,436        31,215,261

Separate account assets                                                     12,738,275         8,695,296
---------------------------------------------------------------------------------------------------------

                Total assets                                          $     51,083,711        39,910,557
---------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2002 and 2001
                        (in thousands except share data)


                                                                                               2003
               Liabilities and Stockholder's Equity                         2004            (Restated)
---------------------------------------------------------------------------------------------------------

Policyholder liabilities:
      Policy and contract account balances                            $    30,622,454         22,122,977
      Future policy benefit reserves                                        2,203,332          2,995,992
      Policy and contract claims                                              935,836            979,718
      Other policyholder funds                                                292,580            211,831
      Unearned premiums                                                        48,227             42,645
---------------------------------------------------------------------------------------------------------
           Total policyholder liabilities                                  34,102,429         26,353,163

Securities held under agreements to repurchase                                206,651            657,146
Commissions due and accrued                                                   112,053             69,618
Deferred income on reinsurance                                                104,630            353,563
Deferred income taxes                                                          95,786             60,799
Amounts drawn in excess of bank balances                                       93,509            136,378
Mortgage notes payable                                                         87,271             94,970
Accrued expenses                                                               81,675            143,980
Reinsurance payable                                                            75,819            150,739
Income tax payable                                                             52,699            160,749
Option liability                                                               32,102              7,043
Other liabilities                                                              68,071             51,755
---------------------------------------------------------------------------------------------------------
                Liabilities, exclusive of separate account liabilities     35,112,695         28,239,903
      Separate account liabilities                                         12,738,275          8,695,296
---------------------------------------------------------------------------------------------------------
                Total liabilities                                          47,850,970         36,935,199
---------------------------------------------------------------------------------------------------------

Stockholder's equity:
      Common stock, $1 par value, 40,000,000 shares
           authorized; 20,000,000 issued and outstanding                       20,000             20,000
           at December 31, 2004 and 2003
      Class A, Series A Preferred stock, $1 par value, 8,909,195 shares authorized, issued, and outstanding;
           liquidation preference of $166,126 and $340,080                      8,909              8,909
           at December 31, 2004 and 2003, respectively
      Class A, Series B Preferred stock, $1 par value, 10,000,000 shares authorized;  9,994,289 issued and outstanding;
           liquidation preference of $392,000 and $371,000                      9,994              9,994
           at December 31, 2004 and 2003, respectively
      Loan to affiliate                                                      (250,000)          (250,000)
      Additional paid-in capital                                            2,123,371          2,123,371
      Retained earnings                                                       997,249            854,299
      Accumulated other comprehensive income                                  323,218            208,785
---------------------------------------------------------------------------------------------------------
                Total stockholder's equity                                  3,232,741          2,975,358

Commitments and contingencies
---------------------------------------------------------------------------------------------------------

                Total liabilities and stockholder's equity            $    51,083,711         39,910,557
---------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2004, 2003, and 2002
                        (in thousands except share data)

                                                                                         2003
                                                                          2004        (Restated)         2002
------------------------------------------------------------------------------------------------------------------

Revenue:
     Life insurance premiums                                        $      327,764         533,768        486,236
     Other life policy considerations                                       66,461          60,539         57,962
     Annuity considerations                                                277,661         238,400        309,324
     Accident and health premiums                                          424,028         385,593        476,999
------------------------------------------------------------------------------------------------------------------
            Total premiums and considerations                            1,095,914       1,218,300      1,330,521
                                                                           554,126         554,126
     Premiums and annuity considerations, affiliated, ceded                  7,846           6,224         13,372
     Premiums and annuity considerations, non-affiliated, ceded            555,600         547,902        442,343
------------------------------------------------------------------------------------------------------------------
            Net premiums and considerations                                532,468         664,174        874,806

     Investment income, net, affiliated                                     26,430          16,513           (594)
     Investment income, net, non-affiliated                              1,070,949       1,048,604        709,868
     Realized investment gains (losses)                                     42,583          56,134       (195,031)
     Fee and commission revenue, affiliated                                  2,132           1,155            288
     Fee and commission revenue, non-affiliated                             97,333          70,728         49,869
     Deferred gain on reinsurance                                          249,036          37,868         27,455
     Other                                                                  21,602          19,465         10,807
------------------------------------------------------------------------------------------------------------------
            Total revenue                                                2,042,533       1,914,641      1,477,468
------------------------------------------------------------------------------------------------------------------

Benefits and expenses:
     Life insurance benefits                                              (280,614)        493,468        466,734
     Annuity benefits                                                      907,851         959,858        791,778
     Accident and health insurance benefits                                338,551         311,407        349,353
------------------------------------------------------------------------------------------------------------------
            Total benefits                                                 965,788       1,764,733      1,607,865

     Benefit recoveries                                                     (9,703)        584,055        517,034
------------------------------------------------------------------------------------------------------------------
            Net benefits                                                   975,491       1,180,678      1,090,831
                                                                                 -               -
     Commissions and other agent compensation                            1,200,018         818,202        907,278
     General and administrative expenses, affiliated                           736             911          1,640
     General and administrative expenses, non-affiliated                   384,714         319,706        326,301
     Taxes, licenses, and fees                                              17,618          16,823         18,559
     Amortization of value of business acquired,
        net of interest credited                                            35,911          16,616          3,876
     Amortization of intangible asset                                        2,597           1,515              -
     Change in deferred acquisition costs, net                            (949,885)       (661,829)      (811,267)
------------------------------------------------------------------------------------------------------------------
            Total benefits and expenses                                  1,667,200       1,692,622      1,537,218
------------------------------------------------------------------------------------------------------------------
            Income (loss) from operations before income taxes,
                equity earnings, and cumulative effect of change
                in accounting                                              375,333         222,019        (59,750)
------------------------------------------------------------------------------------------------------------------

Income tax expense (benefit):
     Current                                                               136,211         177,057        (77,321)
     Deferred                                                              (18,531)       (113,042)        56,529
------------------------------------------------------------------------------------------------------------------
            Total income tax expense (benefit)                             117,680          64,015        (20,792)
------------------------------------------------------------------------------------------------------------------

            Income (loss) before equity earnings and cumulative
                effect of change in accounting                             257,653         158,004        (38,958)
Equity in earnings of preferred stock of affiliate, net of tax              54,679          25,350              -
Equity in earnings of equity method investees, net of tax                   11,347           5,931         10,597
------------------------------------------------------------------------------------------------------------------
            Income (loss) before cumulative effect of
                change in accounting                                       323,679         189,285        (28,361)
Cumulative effect of change in
     accounting, net of tax                                                 11,944               -              -
------------------------------------------------------------------------------------------------------------------

            Net income (loss)                                       $      335,623         189,285        (28,361)
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                 Consolidated Statements of Comprehensive Income

                  Years ended December 31, 2004, 2003, and 2002
                        (in thousands except share data)

                                                                                               2003
                                                                                2004        (Restated)       2002

----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $     335,623        189,285       (28,361)
----------------------------------------------------------------------------------------------------------------------

Other comprehensive income:
     Foreign currency translation adjustments, net of tax                          3,964         10,636           539
----------------------------------------------------------------------------------------------------------------------
     Unrealized gains on fixed-maturity and equity securities:
         Unrealized holding gains arising during the period,
            net of effect on deferred acquisition costs of
            $19,021, $46,700, and $294,478 for 2004, 2003, and 2002,
            respectively, and net of tax expense of $74,387,
            $46,424, and $347 in 2004, 2003, and 2002, respectively              138,148         86,084           978
         Reclassification adjustment for (gains) losses included
            in net income, net of tax (benefit) expense of $(14,904),
            $(19,647), and $68,261 in 2004, 2003, and 2002, respectively         (27,679)       (36,486)      126,770
----------------------------------------------------------------------------------------------------------------------
                    Total unrealized holding gains                               110,469         49,598       127,748
----------------------------------------------------------------------------------------------------------------------
                    Total other comprehensive income                             114,433         60,234       128,287
----------------------------------------------------------------------------------------------------------------------
                    Total comprehensive income                             $     450,056        249,519        99,926
----------------------------------------------------------------------------------------------------------------------






See accompanying notes to consolidated financial statements.

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                 Consolidated Statements of Stockholder's Equity

                  Years ended December 31, 2004, 2003, and 2002
                                 (in thousands)

                                                                                2003
                                                                 2004        (Restated)         2002
---------------------------------------------------------------------------------------------------------

Common stock:
      Balance at beginning and end of year                 $       20,000          20,000         20,000
---------------------------------------------------------------------------------------------------------

Preferred stock:
      Balance at beginning of year                                 18,903          18,903              -
      Issuance of Class A, Series A preferred stock                     -               -          8,909
      Issuance of Class A, Series B preferred stock                     -               -          9,994
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                       18,903          18,903         18,903
---------------------------------------------------------------------------------------------------------

Loan to affiliate:
      Balance at beginning of year                               (250,000)       (250,000)             -
      Issuance of loan to affiliate                                     -               -       (250,000)
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                     (250,000)       (250,000)      (250,000)
---------------------------------------------------------------------------------------------------------

Additional paid-in capital:
      Balance at beginning of year                              2,123,371       2,123,371        830,274
      Capital contribution                                              -               -      1,293,097
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                    2,123,371       2,123,371      2,123,371
---------------------------------------------------------------------------------------------------------

Retained earnings:
      Balance at beginning of year                                854,299         665,014        693,375
      Dividends paid                                             (192,673)              -              -
      Net income (loss)                                           335,623         189,285        (28,361)
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                      997,249         854,299        665,014
---------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income:
   Accumulated unrealized holding gain:
      Balance at beginning of year                                206,081         156,483         28,735
      Net unrealized gain on investments during
          the year, net of deferred federal income taxes
          and deferred acquisition costs                          110,469          49,598        127,748
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                      316,550         206,081        156,483
---------------------------------------------------------------------------------------------------------

   Accumulated unrealized foreign currency gain (loss):
      Balance at beginning of year                                  2,704          (7,932)        (8,471)
      Net unrealized gain on foreign currency
          translation during the year, net of deferred
          federal income taxes                                      3,964          10,636            539
---------------------------------------------------------------------------------------------------------
      Balance at end of year                                        6,668           2,704         (7,932)

---------------------------------------------------------------------------------------------------------
      Total accumulated other comprehensive income                323,218         208,785        148,551
---------------------------------------------------------------------------------------------------------

                    Total stockholder's equity             $    3,232,741       2,975,358      2,725,839
---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2004, 2003, and 2002
                                 (in thousands)

                                                                                           2003
                                                                           2004         (Restated)         2002
--------------------------------------------------------------------------------------------------------------------

Cash flows provided by operating activities:
     Net income (loss)                                               $      335,623         189,285         (28,361)
--------------------------------------------------------------------------------------------------------------------

       Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
             Realized investment (gains) losses                             (42,583)        (56,134)        195,031
             Unrealized loss on annuity-related
                 options and gross reserves                                 166,797           6,793          20,065
             Deferred federal income tax (benefit) expense                  (30,746)        (99,093)         58,045
             Charges to policy account balances                             (77,119)        (70,532)        (50,687)
             Interest credited to policy account balances                   762,133         700,141         503,080
             Depreciation and amortization                                  108,495          70,422           3,207
             Equity in earnings of preferred stock of affiliate             (41,029)        (39,000)              -
             Equity in earnings of equity method investees                  (16,901)         (7,687)        (15,055)
             Change in:
                 Accrued investment income                                  (40,589)        (59,599)        (52,932)
                 Receivables                                                 98,022           1,867          (1,061)
                 Reinsurance recoverable                                    728,011        (442,896)        107,498
                 Deferred acquisition costs                                (737,316)       (661,829)       (811,267)
                 Deferred sales inducements                                (413,486)              -               -
                 Future benefit reserves                                   (792,660)        137,488         104,894
                 Policy and contract claims                                 (43,882)         76,613          46,155
                 Other policyholder funds                                    80,749         (11,923)         95,954
                 Unearned premiums                                            5,582             132           1,010
                 Reinsurance payable                                        (74,920)         51,550         (37,609)
                 Deferred income on reinsurance                            (248,933)        227,352         (19,933)
                 Current tax payable                                       (108,050)        247,972         (36,264)
                 Accrued expenses and other liabilities                     (45,989)         94,221         (42,527)
                 Commissions due and accrued                                 42,435         (39,002)         44,149
                 Corporate-owned life insurance                            (107,907)              -               -
             Other, net                                                        (409)         (5,013)         (6,832)
--------------------------------------------------------------------------------------------------------------------
                      Total adjustments                                    (830,295)        121,843         104,921
--------------------------------------------------------------------------------------------------------------------
             Net cash (used in) provided by operating activities           (494,672)        311,128          76,560
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.         (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                Consolidated Statements of Cash Flows, continued

                  Years ended December 31, 2004, 2003, and 2002
                                 (in thousands)

                                                                                            2003
                                                                          2004           (Restated)            2002
-------------------------------------------------------------------------------------------------------------------------

Cash flows (used in) provided by operating activities              $       (494,672)            311,128          76,560
-------------------------------------------------------------------------------------------------------------------------

Cash flows used in investing activities:
      Purchase of fixed-maturity securities                             (14,459,759)        (17,260,665)     (10,938,153)
      Purchase of equity securities                                        (383,891)            (37,184)        (489,042)
      Purchase of real estate                                               (60,156)               (254)         (22,749)
      Purchase of options                                                  (269,070)           (117,721)        (114,149)
      Funding of mortgage loans                                            (352,711)           (193,960)        (168,350)
      Sale and redemption of fixed-maturity securities                    8,566,173          11,696,250        6,794,431
      Matured fixed-maturity securities                                     193,476              32,065           34,249
      Sale of equity securities, tax-free exchanges, and spin-offs           71,142              53,503          413,034
      Sale of real estate                                                    65,572               2,274           16,194
      Exercise and expiration of options                                    264,134              28,944                -
      Change in securities held under
          agreements to repurchase                                         (450,495)            445,385         (608,207)
      Repayment of mortgage loans                                            50,820              80,946           50,129
      Net change in short-term securities                                  (175,917)            707,199       (1,034,097)
      Purchase of home office property and equipment                         (4,847)             (8,986)         (10,390)
      Purchase of interest in equity method investees                       (41,062)             (4,542)         (12,782)
      Purchase of subsidiary                                                      -             (50,888)               -
      Loans to affiliates                                                         -            (350,000)               -
      Options written                                                       103,757              12,692                -
      Other, net                                                            (14,818)            (13,342)             650
-------------------------------------------------------------------------------------------------------------------------

      Net cash used in investing activities                              (6,897,652)         (4,978,284)      (6,089,232)
-------------------------------------------------------------------------------------------------------------------------

Cash flows provided by financing activities:
      Policyholders' deposits to account balances                         8,748,909           6,506,877        6,821,605
      Policyholders' withdrawals from account balances                   (1,799,193)         (1,660,279)      (1,176,152)
      Policyholders' net transfers between account balances                 465,865            (214,408)         (22,172)
      Change in amounts drawn in excess of bank balances                    (42,869)             39,855           10,724
      Change in mortgage notes payable                                       (7,699)             (1,000)         (12,878)
      Loan to affiliate                                                           -                   -         (250,000)
      Proceeds from issuance of preferred stock                                   -                   -          662,000
-------------------------------------------------------------------------------------------------------------------------

      Net cash provided by financing activities                           7,365,013           4,671,045        6,033,127
-------------------------------------------------------------------------------------------------------------------------

                    Net change in cash                                      (27,311)              3,889           20,455

Cash at beginning of year                                                    90,152              86,263           65,808
-------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                $         62,841              90,152           86,263
-------------------------------------------------------------------------------------------------------------------------
Supplemental data:
Non-cash investing and financing activities:
      Dividend received on preferred stock of affiliate            $        100,000                   -                -
      Dividend of notes to parent company                                  (192,673)                  -                -
      Preferred stock received from affiliate                                     -                   -          650,000
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Allianz Life Insurance Company of North America (the Company) is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding (Allianz AG), a Federal Republic of Germany company. See notes 10 and 14 to these financial statements for further information.

     During 2002 and 2003, the Company was owned by AZOA and its subsidiaries. During 2004, capital transactions between AZOA and its subsidiaries transferred ownership of the Company solely to AZOA.

     The Company is a life insurance company licensed to sell annuity, group accident and health, and group and individual life policies in the United States, Canada, and several U.S. territories. Based on 2004 statutory net premium, 97%, 2%, and 1% of the Company's business is annuity, accident and health, and life, respectively. The annuity business is comprised of equity-indexed, variable, five-year deferral, and one-year deferral annuities representing 62%, 32%, 3%, and 3% of 2004 statutory net premium, respectively. Life business is comprised of both traditional and group life. Life business includes products with guaranteed premiums and benefits and consists principally of whole life and term insurance policies, universal life policies, limited payment contracts, and certain annuity products with life contingencies. Accident and health business is comprised of HMO reinsurance, stop loss, provider excess, and long-term care. The Company's primary distribution channels are through independent agents, strategic alliances with other insurance companies, and third-party marketing organizations.

     Following is a summary of the significant accounting policies reflected in the accompanying consolidated financial statements.

     BASIS OF PRESENTATION

     The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which vary in certain respects from accounting practices prescribed or permitted by state insurance regulatory authorities. The accounts of the Company's primary subsidiary, Allianz Life Insurance Company of New York, and other less significant subsidiaries have been consolidated. All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used in the consolidated financial statements.

     NONTRADITIONAL AND VARIABLE LIFE AND ANNUITY BUSINESS

     Nontraditional and variable life insurance and interest-sensitive contracts that have significant mortality or morbidity risk are accounted for in accordance with the retrospective deposit method. Interest-sensitive contracts that do not have significant mortality or morbidity risk are accounted for in a manner consistent with interest-bearing financial instruments. For both types of contracts, premium receipts are reported as deposits to the contractholders' accounts, while revenues consist of amounts assessed against contractholders, including surrender charges and earned administrative service fees. Mortality or morbidity charges are also accounted for as revenue on those contracts containing mortality or morbidity risk. Benefits consist of interest credited to contractholders' accounts and claims or benefits incurred in excess of the contractholders' balance included in annuity benefits on the Consolidated Statements of Operations. The change in fair market value of embedded derivatives in equity-indexed products is included in net investment income.

                                       1
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     LIFE AND ACCIDENT AND HEALTH INSURANCE

     Premiums on traditional life products are recognized as earned when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by establishing provisions for future policy benefits and deferring and amortizing related acquisition costs.

     Accident and health premiums are recognized as earned on a pro-rata basis over the risk coverage periods. Benefits and expenses are recognized as incurred.

     VALUE OF BUSINESS ACQUIRED AND GOODWILL

     The value of insurance in-force purchased is recorded as the value of business acquired (VOBA). The initial value was determined by an actuarial study using the present value of future profits in calculating the value of the insurance purchased. An accrual of interest is added to the unamortized balance using the rates credited to the policyholder accounts. The balance is amortized in relation to the present value of expected future gross profits in the same manner as deferred acquisition costs. The amortization period is expected to be approximately 20 years from the date the business was acquired. The cumulative adjustment related to the adoption of SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, is discussed further in the Recently Issued Accounting Pronouncements section at the end of this note. The activity in the VOBA balance is summarized below.

                                                                      2004          2003         2002
---------------------------------------------------------------------------------------------------------

Balance, beginning of year                                       $    140,153       156,769      160,645
Interest                                                                3,760         5,660        6,334
Amortization                                                          (39,671)      (22,276)     (10,210)
Cumulative adjustment - SOP 03-1                                      (34,753)            -            -
                                                               ----
                                                               ------------------------------------------
Balance, end of year                                             $     69,489       140,153      156,769
                                                               ------------------------------------------

     The net amortization of the VOBA in each of the next five years is expected to be:

     2005                 (9,909)
     2006                (10,220)
     2007                 (7,930)
     2008                 (7,223)
     2009                 (7,755)

     Goodwill is the excess of the amount paid to acquire a company over the fair value of its tangible net assets, VOBA, identifiable intangible assets, and valuation adjustments, if any. During 2004, the Company acquired one partially owned field marketing organization and increased its ownership in three partially owned field marketing organizations, which resulted in goodwill of $27,642. During 2003, the Company acquired one partially owned organization and increased its ownership in two partially owned organizations, which resulted in goodwill of $13,758.

     The values of VOBA and goodwill assets are monitored at least annually based on estimates of future earnings. For VOBA, those earnings relate to the insurance in-force purchased. For goodwill, estimates are based on production subsequent to the purchase and income streams from commissions and fees earned. If estimated future earnings are less than the carrying amount of the related asset, the carrying value of the asset may not be recoverable and an impairment test is performed. If impairment is indicated, the carrying value will be reduced to its fair value with a corresponding charge to earnings. Based on these fair-value calculations, there was no goodwill impairment in either 2004 or 2003.

                                       2
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     INTANGIBLE ASSET

     On May 30, 2003, the Company acquired the administrator of its variable annuity business, Delaware Valley Financial Services (DVFS), which resulted in an intangible asset arising from the transaction based on the existing administrative contract between the Company and DVFS. The intangible asset is being amortized over 15 years using the straight-line method.

     Recoverability of the value of the DVFS intangible asset is assessed under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which states that long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. During 2004 and 2003, there have not been any events or changes in circumstances that would warrant recoverability testing.

     DEFERRED ACQUISITION COSTS

     Acquisition costs, consisting of commissions and other costs that vary with and are primarily related to production of new business, are deferred. For interest-sensitive products and variable annuity contracts, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity, and expense charges. Acquisition costs for accident and health insurance policies are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For traditional life and group life products, such costs are amortized over the projected earnings pattern of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. Deferred acquisition costs are periodically reviewed for recoverability and adjusted when necessary. The cumulative adjustment related to the adoption of SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, is discussed further in the Recently Issued Accounting Pronouncements section at the end of this note.

                                                                   2004             2003             2002
--------------------------------------------------------------------------------------------------------------

Balance, beginning of year                                  $      2,297,349       1,682,220        1,165,431

     Capitalization                                                1,322,900         885,697          929,050
     Interest                                                        109,877          97,040           65,969
     Amortization                                                   (482,892)       (320,908)        (183,752)
     Change in Shadow DAC                                            (19,021)        (46,700)        (294,478)
     Cumulative adjustment - SOP 03-1                               (212,569)              -                -

                                                               -----------------------------------------------
                                                             -------------------------------------------------
Balance, end of year                                        $      3,015,644       2,297,349        1,682,220
                                                            --------------------------------------------------


     Adjustments to deferred acquisition costs are made to reflect the corresponding impact on the present value of expected future gross profits from unrealized gains and losses on available-for-sale investments used to support policyholder liabilities (commonly known as shadow DAC). These adjustments are included in accumulated other comprehensive income and are explained further in the Investments section of this note.

     Adjustments may also be made to deferred acquisition costs related to deferred annuities and universal life products for investment activity, such as bond defaults on fixed-maturity securities, write-downs on other than temporarily impaired fixed-maturity securities, and trading gains and losses. Management action may include assumption changes in the deferred acquisition cost models, such as adjustments to expected future gross profits used, as well as policyholder changes, such as credited rate or cap changes. This approach applies to fixed-maturity securities purchased as investment grade only and not noninvestment grade items that were purchased with other yield considerations.

                                       3
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     DEFERRED SALES INDUCEMENTS

     Sales inducements are product features that enhance the investment yield to the contractholder on the contract. The Company offers two types of sales inducements on certain universal life and annuity contracts. The first type, an immediate bonus, increases the account value at inception and the second type, a persistency bonus, increases the account value at the end of a specified period.

     Sales inducements are deferred as the related liability is accrued. Deferred sales inducements are amortized over the expected life of the contract in a manner similar to deferred acquisition costs and are periodically reviewed for recoverability and adjusted when necessary. The cumulative adjustment related to the adoption of SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, is discussed further in the Recently Issued Accounting Pronouncements section at the end of this note. The activity in the deferred sales inducement balance is summarized below.

                                                                      2004
--------------------------------------------------------------------------------

Balance, beginning of year                                       $          -
Reclass from policy and contract account
balances - SOP 03 -1                                                  153,374
Cumulative adjustment - SOP 03-1                                       (2,842)
Deferrals                                                             305,826
Amortization                                                          (42,872)
                                                               -----------------
Balance, end of year                                             $    413,486
                                                               -----------------

     Prior to the adoption of SOP 03-1 in 2004, deferred sales inducements were reported in policy and contract account balances as a contra-liability. The reclass from policy and contract account balances line in the table above represents the balance as of January 1, 2004. In addition, SOP 03-1 required the revaluation of the balance which is reflected in the cumulative adjustment line in the table above. See further discussion in the Accounting Changes section of this note.

     FUTURE POLICY BENEFIT RESERVES

     Future policy benefit reserves on traditional life products are computed by the net level-premium method based upon estimated future investment yield, mortality, and withdrawal assumptions, commensurate with the Company's experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. Most life reserve interest assumptions range from 3.0% to 6.0%.

     POLICY AND CONTRACT ACCOUNT BALANCES

     Policy and contract account balances for interest-sensitive products, which include universal life and fixed deferred annuities, are generally carried at accumulated contract values. For equity-indexed products, the policyholder obligation is divided into two parts - one part representing the fair value of the expected index benefit over the life of the contract, and the second part representing the value of the host contract. The index benefit is valued at fair value using current capital market observations, along with estimates of future policyholder behavior. The host contract is valued using principles consistent with similar deferred annuity contracts without an index benefit. The fair value determination of the index benefit is sensitive to the economic market and interest rate environment, as it is discounted at current market interest rates. There is volatility in this liability due to these external market sensitivities.

     Certain equity-indexed annuity products provide for additional benefits payable upon annuitization. An additional liability is established using assumptions consistent with those used in estimating gross profits for purposes of amortizing deferred acquisition costs.

                                       4
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     Policy and contract account balances for variable annuity products are carried at accumulated contract values. Any additional reserves for any death and income benefits that may exceed the accumulated contract values are established using capital market scenarios along with estimates of future policyholder behavior.

     Fair values of investment contracts, which include deferred annuities and other annuities without significant mortality risk, are determined by testing amounts payable on demand against discounted cash flows using interest rates commensurate with the risks involved. Fair values are based on the amount payable on demand at December 31.

     POLICY AND CONTRACT CLAIMS

     Policy and contract claims include the liability for claims reported but not yet paid, claims incurred but not yet reported (IBNR), and claim settlement expenses as of December 31. Development methods are typically used in the determination of IBNR. In cases of limited experience or lack of credible claims data, loss ratios are used to determine an appropriate IBNR. Claim and IBNR liabilities of a short-term nature are not discounted, but those claim liabilities resulting from disability income or long-term care benefits include interest and mortality discounting.

     REINSURANCE

     The Company assumes and cedes business with other insurers. Reinsurance premium and benefits paid or provided are accounted for consistently with the basis used in accounting for original policies issued and the terms of the reinsurance contracts. Insurance liabilities are reported before the effects of reinsurance. Future policy benefit reserves, policy and contract account balances, and unpaid claims covered under reinsurance contracts are recorded as a reinsurance recoverable. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as a reinsurance receivable. Reinsurance recoverables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts. Amounts due to other insurers on assumed business is recorded as a reinsurance payable.

     Included in deferred gain on reinsurance is the gain recognized when the Company enters into a coinsurance agreement with a third-party reinsurer. The gains are deferred and amortized into operations over the revenue producing period of the related reinsured policies.

     INVESTMENTS

     The Company classifies its fixed-maturity and equity portfolio as "available-for-sale" and, accordingly, the securities are carried at market value; unrealized gains and losses, net of tax, are credited or charged directly to stockholder's equity. Securities held under repurchase agreements and forward commitments are also carried at market value. Mortgage-backed securities and structured securities are amortized using anticipated prepayments and are accounted for using the retrospective method. Prepayment assumptions for loan-backed securities are obtained from various external sources or internal estimates. Premiums or discounts on fixed-maturity securities are amortized using the constant yield method. Short-term securities, which include certificates of deposit, are carried at amortized cost, which approximates market value. Policy loans are reflected at unpaid principal balances.

     Mortgage loans are reflected at unpaid principal balances adjusted for an allowance for uncollectible balances. Interest on mortgage loans is accrued on a monthly basis and recorded in net investment income in the Consolidated Statements of Operations. The Company analyzes loan impairment at least once a year when assessing the adequacy of the allowance for uncollectible balances. The Company does not accrue interest on impaired loans and accounts for interest income on such loans on a cash basis. The Company's intent is to hold mortgage loans until paid in full.

                                       5
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     The loans to affiliates are carried at cost, while fair value is calculated by management using the market price of a financial instrument with similar characteristics. Interest on the loans to affiliates is accrued monthly, with payments received semi-annually. Real estate is carried at cost less accumulated depreciation. Partnerships are accounted for on the equity basis, with changes in carrying value included in investment income in the Consolidated Statements of Operations.

     Realized gains and losses are computed based on the specific-identification method. The Company adjusts deferred acquisition costs for unrealized gains and losses on available-for-sale investments that support policyholder liabilities. Changes in the market value of available-for-sale investments are reflected as a direct charge or credit to accumulated other comprehensive income in stockholder's equity, net of related adjustments for deferred acquisition costs and deferred taxes that would have been recorded if these investments had been sold as of the balance sheet date.

     Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the cost of the security, and a corresponding realized loss is recognized in the Consolidated Statements of Operations. The Company reviews all securities on a quarterly basis and recognizes impairment after evaluating various subjective and objective factors, such as the financial condition of the issuer, market, and industry. The Company may adjust deferred acquisition costs for impairments on fixed-maturity securities, as discussed in the deferred acquisition costs section of this note.

     As of December 31, 2004 and 2003, investments with a carrying value of $119,446 and $110,815, respectively, were held on deposit with various insurance departments and in other trusts as required by statutory regulations.

     The fair values of invested assets are deemed by management to approximate their estimated market values. The market value of fixed-maturity securities, securities held under agreements to repurchase, securities held under forward commitments, and equity securities are based primarily on independent pricing services, broker quotes, and other independent information. The fair value of mortgage loans has been calculated using discounted cash flows and is based on pertinent information available to management as of year-end. Policy loan balances, which are supported by the underlying cash value of the policies, approximate fair value. Fair value of liabilities of securities held under agreements to repurchase and securities held under forward commitments are determined using the carrying amount due to the short-term nature of these liabilities. Changes in market conditions subsequent to year-end may cause fair values calculated subsequent to year-end to differ from the amounts presented herein.

     INVESTMENTS RECORDED USING THE EQUITY METHOD

     The Company uses the equity method of accounting for the preferred stock of affiliate and limits its share of earnings to its contractual rights of a 6% cumulative yield on the shares. The Company does not consider it practicable to determine the fair value of the preferred stock of affiliate, as it is not a readily marketable security. The characteristics of the preferred stock of affiliate are discussed in note 10. The Company's proportionate share of gains or losses is reflected in equity in earnings of affiliate on the Consolidated Statements of Operations. These gains were $41,029, $39,000, and $0 in 2004, 2003, and 2002, respectively.

     The Company uses the equity method of accounting for other various organizations in which it holds a minority interest. The Company's proportionate share of gains or losses is reflected in equity in earnings of equity method investees on the Consolidated Statement of Operations. These gains were $16,901, $7,687, and $15,055 in 2004, 2003, and 2002, respectively.

                                       6
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     ACCOUNTING FOR OPTION CONTRACTS

     Certain annuity products provide additional benefits to the policy annuitization value based on the growth in the Standard and Poor's (S&P) 500 index and the NASDAQ 100 index. In addition, certain variable annuity contracts provide minimum guaranteed benefits that do not fluctuate with interest rates. The Company has analyzed the characteristics of these benefits and has entered into option contracts tied to the appropriate underlying index with similar characteristics to economically hedge these risks. Management monitors correlation of in-force amounts and option contract values to ensure satisfactory matching. If persistency assumptions were to deviate significantly from anticipated rates, management would purchase or sell option contracts as deemed appropriate or take other actions. As of December 31, 2004, management believes a satisfactory economic hedge exists.

     For products based on the growth of the S&P 500 index and the NASDAQ 100 index, the Company purchases "over-the-counter" European-Asian call option contracts. The strike price depends on the product, index period, cap, and credited rate. Three types of options are purchased: five-year options with daily averaging of the index during the last year of the contract; three- and five-year cliquet options, which use monthly averaging of the index during each year and resets at each anniversary date of the option contract; and one-year call spread with monthly averaging of the index. In addition, the Company also employs derivative strategies of buying combinations of call and put spread options with writing put spread options. These derivatives are based on the appropriate index, can be a month or year in length, and are point-to-point.

     For products that provide minimum guaranteed benefits, the Company's derivative strategy entails using a combination of buying one-year put options and writing one-year call options tied to a representative index with similar characteristics to economically hedge these risks, and are point-to-point.

     The option contracts are reported at fair value on the Consolidated Balance Sheets. The fair value of the options are obtained from counterparties and deemed by management to approximate the estimated market values. The policy and contract account balance liability for the benefits are reported in policy and contract account balances on the Consolidated Balance Sheets. Changes in unrealized gains and losses on the option contracts are recorded net of increases or decreases in the policy and contract account balance liability for the index benefit and are included in investment income on the Consolidated Statements of Operations. Incremental gains and losses from expiring options are included in investment income on the Consolidated Statements of Operations.

     Unrealized gains (losses) from option contracts used to economically hedge certain annuity products tied to the S&P 500 index or NASDAQ 100 index were $104,520, $122,553, and $(89,277) in 2004, 2003, and 2002, respectively.
     Realized gains on the exercise of options is $140,372, $28,944, and $0 in 2004, 2003, and 2002, respectively. Increases (decreases) in the policy and contract account balance liability for the index benefit of certain annuity products were $398,536, $156,027, and $(69,212) in 2004, 2003, and 2002,
     respectively.

     Unrealized (losses) gains from option contracts used to economically hedge certain guaranteed benefits were $(9,132), $(1,941), and $0 in 2004, 2003, and 2002, respectively. Realized losses on the exercise of options are $3,674, $0, and $0 in 2004, 2003, and 2002, respectively. Increases in the policy and contract account balance liability for the guaranteed benefit of certain variable annuity products were $0, $1,108, and $0 in 2004, 2003, and 2002, respectively.

     The  Company  also   purchases   call  options  on  Allianz  AG  shares  to
     economically hedge against stock appreciation rights associated with Allianz AG's Long-Term Incentive Plan. As of December 31, 2004 and 2003, the Company owned 96 and 63 option contracts with a cost of $5,709 and $4,515, respectively, and a fair market value of $2,930 and $1,625, respectively. The change in fair value is recorded in investment income on the Consolidated Statements of Operations.

                                       7
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     The Company will only enter into option contracts with counterparties rated A- or better and the option contracts are not used for speculative or income-generating purposes. At December 31, 2004 and 2003, 86% and 83%, respectively, of contracts held were from five non-affiliated counterparties. Dresdner Bank Aktiengesellschaft, a related party, accounted for contracts held of 1% and 4% at December 31, 2004 and 2003, respectively. Management believes that no significant credit risk exists.

     SECURITIES HELD UNDER FORWARD COMMITMENT CONTRACTS

     Forward commitment contracts are accounted for under the guidance prescribed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, An Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. Under this guidance, forward commitment contracts entered into with the intention of taking possession at the first opportunity are allowed `regular way' treatment and may be excluded from derivative accounting treatment. As a result, the Company will no longer recognize income from these commitments. As of January 1, 2003, the Company enters into all forward commitment contracts with this intention. These standards are explained further in the Recently Issued Accounting Pronouncements section of this note. As of December 31, 2004 and 2003, the Company did not have any outstanding commitments to purchase securities issued by the Federal National Mortgage Association (FNMA) on a "to-be-announced" (TBA) basis. However, the Company had entered into commitments during 2004 and 2003 which had settled by year-end. The interest rates on these securities that were commitments during the year were 5.0% to 6.5% in 2004 and was 6.5% in 2003. The Company received income from commitments of this type totaling $0, $1,148, and $12,966 in 2004, 2003, and 2002, respectively, which is reported in investment income on the Consolidated Statements of Operations.

     SECURITIES HELD UNDER AGREEMENTS TO REPURCHASE

     The Company enters into mortgage-backed security reverse repurchase agreements ("dollar rolls") with certain securities dealers. Under this program, the Company identifies certain securities for delivery in the current month and simultaneously contracts with the same dealer to purchase similar, but not identical, securities on a specified future date. The Company gives up the right to receive principal and interest on the securities identified. As of December 31, 2004 and 2003, mortgage-backed securities underlying such agreements were carried at a market value of $204,625 and $663,247, respectively. The Company carried a liability representing the funds received under these agreements of $206,651 and $657,146 in 2004 and 2003, respectively. The interest rates on these securities ranged from 5.0% to 6.5% and 5.0% to 6.0% in 2004 and 2003, respectively. Funds received upon the initial agreement are reinvested. The Company received net investment income from transactions of this type totaling $88,560, $68,707, and $34,562 in 2004, 2003, and 2002,
     respectively, which is reported in investment income on the Consolidated Statements of Operations.

     RECEIVABLES

     Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year-end, including the financial condition and creditworthiness of the parties underlying the receivables.

     HOME OFFICE PROPERTY AND EQUIPMENT

     Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The cost and accumulated depreciation for home office property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.

                                       8
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     Pre-operating   and  start-up  costs   incurred  in  connection   with  the
     construction of the Company's headquarters were capitalized until the facility became operational. These costs are being amortized, using the straight-line method, over a 39-year period. Interest was capitalized in connection with the construction and recorded as part of the asset to which it related and is being amortized over the asset's estimated useful life. The amount of capitalized costs amortized, including interest, during 2004, 2003, and 2002, was $2,248, $2,238, and $2,231, respectively.

     INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

     STOCKHOLDER'S EQUITY, LOAN TO AFFILIATE

     The Company entered into an agreement to lend AZOA $250,000 (see further discussion in note 10). This agreement was done in close proximity to a capital contribution from AZOA of $650,000 in the form of preferred stock of an affiliate (see further discussion in note 10). This loan is accounted for in accordance with EITF 85-1, Classifying Notes Received for Capital Stock, and is recorded as contra-equity.

     STOCKHOLDER'S EQUITY, ACCUMULATED UNREALIZED FOREIGN CURRENCY

     Foreign currency translation adjustments are related to the conversion of foreign currency upon the consolidation of a foreign subsidiary.

     SEPARATE ACCOUNTS

     The Company issues variable annuity and life contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company recognizes gains or losses on transfers to the separate accounts at fair value to the extent of contractholder interests in separate accounts, which are offset by changes in contractholder liabilities. The Company also issues variable annuity and life contracts through its separate accounts where the Company provides certain contractual guarantees to the contractholder. These guarantees are in the form of a guaranteed minimum death benefit (GMDB), a guaranteed minimum income benefit (GMIB), and a guaranteed minimum accumulation benefit (GMAB). These guarantees provide for benefits that are payable to the contractholder in the event of death, annuitization, or at specified dates during the accumulation period.

     Separate account assets supporting variable annuity contracts represent funds for which investment income and investment gains and losses accrue directly to contractholders. Each fund has specific investment objectives and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets and liabilities are reported as summary totals on the Consolidated Balance Sheets. Fair values of separate account assets were determined using the market value of the underlying investments held in segregated mutual funds. Fair values of separate account liabilities were determined using the cash surrender values of the contractholders' accounts. Amounts charged to the contractholders for mortality, administrative, and other services are included in revenue and changes in the liabilities for minimum guarantees are included in net benefits on the Consolidated Statements of Operations.

                                       9
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     The GMDB net amount at risk is defined as the guaranteed amount that would be paid upon death less the current accumulated policyholder account value. The GMIB net amount at risk is defined as the current amount that would be needed to fund expected future guaranteed payments less the current policyholder account value, assuming that all benefit selections occur as of the valuation date. The GMAB net amount at risk is defined as the current amount that would be added to the contracts less the current policyholder account value.

     The GMDB provides a specified minimum return upon death. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract. The Company's GMDB options have the following definitions:

          o RETURN OF PREMIUM: Provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments.
          o RESET: Provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to age 81) account value adjusted for withdrawals.
          o RATCHET: Provides the greater of a return of premium death benefit or the highest specified "anniversary" account value (prior to age 81) adjusted for withdrawals. Currently, there are two versions of ratchet, with the difference based on the definition of anniversary: annual--evaluated annually, and six year--evaluated every sixth year.
          o ROLLUP: Provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated with a compound interest rate. There are two variations of rollup interest rates:
               5% with no cap and 3% with a cap of 150% of premium. This GMDB locks in at age 81.
          o EARNINGS PROTECTION RIDER: Provides a death benefit equal to the contract value plus a specified percentage of the earnings on the contract at the date of death.

     The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

          o RETURN OF PREMIUM: Provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments.
          o RATCHET: Provides an annuitization value equal to the greater of account value, net premiums, or the highest one-year anniversary account value (prior to age 81) adjusted for withdrawals.
          o ROLLUP: Provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated with a compound interest rate.

     The GMAB is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified period of time (5 or 10 years) selected by the contractholder at the issuance of the variable annuity contract.

                                       10
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     Guaranteed minimums for the respective years ended December 31 are summarized as follows (note that the amounts listed are not mutually exclusive as many products contain multiple guarantees):

                                                 December 31, 2004                           December 31, 2003
                                            ------------------------------------------  ----------------------------
                                            ------------------------------------------  ----------------------------
Guaranteed Minimum Death                       Account       Net Amount     Weighted      Account       Net Amount
   Benefits (GMDB)                              Value         at Risk         Age          Value          at Risk
---------------------------------------     --------------  -------------  -----------  -------------   ------------
---------------------------------------     --------------  -------------  -----------  -------------   ------------
   Return of premium                      $     4,412,560         16,496         60.4  $   2,081,941         27,654
   Ratchet & return of premium                  1,625,439          4,997         61.6        656,347          8,232
   Ratchet & rollup                             6,887,680        250,402         64.3      5,944,078        354,636
   Ratchet & earnings protection rider              9,661             26         67.5          9,654             58
   Reset                                          252,653          2,747         68.7        263,331          5,602
   Earnings protection rider                      282,787         17,313         59.8        179,664          8,936
                                            --------------  -------------               -------------   ------------
                                            --------------  -------------               -------------   ------------
          Total                           $    13,470,780        291,981               $   9,135,015        405,118
                                            ==============  =============               =============   ============
                                            ==============  =============               =============   ============

Guaranteed Minimum Income                      Account       Net Amount     Weighted      Account       Net Amount
   Benefits (GMIB)                              Value         at Risk         Age          Value          at Risk
---------------------------------------     --------------  -------------  -----------  -------------   ------------
---------------------------------------     --------------  -------------  -----------  -------------   ------------
   Return of premium                      $       331,143          2,452         66.3  $     273,392          4,416
   Ratchet & return of premium                  3,104,253            199         60.8        767,393             10
   Ratchet & rollup                             5,231,391         12,936         59.2      3,259,727         17,878
                                            --------------  -------------               -------------   ------------
                                            --------------  -------------               -------------   ------------
          Total                           $     8,666,787         15,587               $   4,300,512         22,304
                                            ==============  =============               =============   ============
                                            ==============  =============               =============   ============

Guaranteed Minimum Accumulation                Account       Net Amount     Weighted      Account       Net Amount
   Benefits (GMAB)                              Value         at Risk         Age          Value          at Risk
---------------------------------------     --------------  -------------  -----------  -------------   ------------
---------------------------------------     --------------  -------------  -----------  -------------   ------------
   5 year                                 $     3,087,901            275          n/a  $     751,309             62
   10 year                                         11,418             34          n/a         11,480             70
                                            --------------  -------------               -------------   ------------
                                            --------------  -------------               -------------   ------------
          Total                           $     3,099,319            309               $     762,789            132
                                            ==============  =============               =============   ============
                                            ==============  =============               =============   ============

     At December  31, 2004 and 2003,  variable  annuity  account  balances  were
     invested  in  separate   account  funds  with  the   following   investment
     objectives. Balances are presented at fair value:


                      Investment Type                         2004               2003
           --------------------------------------------------------------   ---------------
           Mutual Funds:
              Bond                                     $       1,772,606          1,392,665
              Domestic equity                                  6,707,594          4,360,666
              International equity                             1,846,695          1,228,546
              Specialty                                        1,888,247          1,237,039
                                                         ----------------   ---------------
                 Total mutual fund                           12,215,142           8,218,916
           Money market funds                                     292,983            260,757
                                                         ----------------   ---------------
                                 Total                 $     12,508,125           8,479,673
                                                         ================   ===============


                                       11
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     The following table summarizes the liabilities for variable contract guarantees that are reflected in the general account:


                                               GMDB               GMIB              GMAB            Totals
----------------------------------------------------------------------------------------------------------------

Balance, beginning of year              $          35,744              4,921               70            40,735
Incurred guaranteed benefits                           18              4,513            1,728             6,259
Paid guaranteed benefits                           (6,364)                 -                -            (6,364)
                                          ----------------------------------------------------------------------
Balance, end of year                    $          29,398              9,434            1,798            40,630
                                          ======================================================================


     The GMDB and GMIB liabilities are determined each period by estimating the expected future claims in excess of the associated account balances. The company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to annuity benefits on the Consolidated Statements of Operations, if actual experience or other evidence suggests that earlier assumptions should be revised.

     The following assumptions were used to determine the GMDB and GMIB liabilities as of December 31, 2004:

          o    100 stochastically  generated investment performance scenarios.
          o    Mean investment performance assumption was 7.96%.
          o    Volatility assumption was 13.69%.
          o    Mortality is assumed to be 80% of the 1994 MGDB Mortality Table.
          o Lapse rates vary by contract type and duration. Spike rates could approach 45%, with an ultimate rate around 15%.
          o GMIB contracts have dynamic lapse and benefit utilization assumptions. For example, if the contract is projected to have a large additional benefit, than it becomes more likely to elect the GMIB benefit and less likely to lapse.
          o Discount rates vary by contract type and are equal to an assumed long-term investment return (8.6%) less the applicable mortality and expense rate.

     GMAB liabilities are considered to be derivatives under SFAS No. 133 and are recognized at fair value on the Consolidated Balance Sheets with changes in fair value included in net investment income on the Consolidated Statements of Operations.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation clarifies disclosure requirements for a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the requirements for recognizing and measuring the initial liability are effective on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation was adopted effective January 1, 2003 and did not have a material impact on the consolidated financial statements.

     In January 2003, the FASB issued SFAS No. 149, An Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 further clarified the definition of a derivative and accounting for "regular way" securities trades. Adoption of this Statement did not have a material impact on the consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51. FIN 46 was later revised in December 2003 to address certain technical corrections and implementation issues that had arisen. This Interpretation clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have

                                       12
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation is effective for all financial statements issued after January 31, 2003 to variable-interest entities created or in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interests acquired before February 1, 2003. This Interpretation was adopted effective February 1, 2003 and did not have a material impact on the consolidated financial statements.

     In April 2003, the FASB issued the Derivatives Implementation Group (DIG) Issue B36, Bifurcation of Embedded Credit Derivatives, which addresses the accounting for reinsurance arrangements that provide for sharing of investment results on an underlying investment portfolio between a reinsurer and the ceding company. The DIG issue addresses whether certain reinsurance arrangements may include an embedded derivative under SFAS No. 133 to be identified and accounted for separately from the reinsurance arrangement by both the ceding and assuming companies. This DIG issue was adopted effective October 1, 2003 and did not have a material impact on the consolidated financial statements.

     In July 2003, the Accounting Standards Executive Committee (AcSEC) issued Statements of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which addresses insurance accounting for separate accounts, sales inducements, and non-traditional insurance contract features not covered by other authoritative accounting literature, including asset, liability, revenue, and expense recognition. This statement is effective for fiscal years beginning after December 15, 2003. Adoption of SOP 03-1 on January 1, 2004 resulted in a gross cumulative effect of change in accounting of $18,376 with a related tax expense of $6,432, for a net amount of $11,944, which was recognized in the
     Consolidated Statements of Operations. This change in accounting was comprised of a reduction in reserves of $268,540, somewhat offset by decreases of $34,753 in VOBA, $212,569 in deferred acquisition costs, and $2,842 in deferred sales inducements. The result of the SOP 03-1 methodology change for annuitization reserves was a substantially different progression of reserve accruals, which impacts the estimated gross profits and the amortization of deferred acquisition costs, VOBA, and deferred sales inducements during the deferral period.

     In November 2003, the FASB's Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The EITF reached a consensus requiring quantitative and qualitative disclosures for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, that are in an unrealized loss position at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The FASB has subsequently decided to reconsider EITF 03-1 in its entirety; however, the disclosure provisions will remain in effect until full reconsideration is completed. The Company is complying with the disclosure requirements, but the full impact on the Company's consolidated financial statements, due to the FASB's reconsideration, is not known at this time.

     RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year presentation.

                                       13
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(2)  RESTATEMENT

     During 2004, it was determined that the preferred stock of affiliate should be accounted for using the equity method of accounting rather than the cost method. As discussed in note 10, the Company's ownership in the preferred stock of affiliate is greater than 20%, which is defined as the general threshold for using the equity method under APB No. 18, "The Equity Method of Accounting for Investments in Common Stock." The Company and the affiliate are both subsidiaries of AZOA. In 2004, it was determined that the Company is required to include AZOA's ownership in the affiliate in determining significant influence and that the equity method was more appropriate. There was no impact to 2002 financial statements as a result of this change due to the transaction occurring on December 31, 2002. However, this change resulted in an understatement of net income by $39,000 and an overstatement of the deferred tax benefit by $13,650 for the year ended December 31, 2003 and an understatement of the preferred stock of affiliate asset and the deferred tax liability by $39,000 and $13,650, respectively, as of December 31, 2003. The Company has restated the
     Consolidated Statement of Operations, Consolidated Statement of Comprehensive Income, Consolidated Statement of Stockholder's Equity and the Consolidated Statement of Cash Flows for the year ended December 31, 2003 and the Consolidated Balance Sheet as of December 31, 2003. Footnotes 1, 4, 9, 10, 12, and 17 have also been restated to reflect this change.

     As a result of this change, the Company has restated the Consolidated Balance Sheet as of December 31, 2003 as follows:

                                                                 As previously stated Adjustment       Restated
---------------------------------------------------------------------------------------------------------------

Assets:
     Investments:
        Preferred stock of affiliate                           $        650,000             39,000     689,000
---------------------------------------------------------------------------------------------------------------
            Total investments                                        22,486,096          39,000     22,525,096
---------------------------------------------------------------------------------------------------------------
               Assets, exclusive of separate account assets          31,176,261          39,000     31,215,261
---------------------------------------------------------------------------------------------------------------
               Total assets                                          39,871,557          39,000     39,910,557
---------------------------------------------------------------------------------------------------------------
Liabilities:
     Deferred income taxes                                               47,149             13,650      60,799
---------------------------------------------------------------------------------------------------------------
            Liabilities, exclusive of separate account liabilities   28,226,253          13,650     28,239,903
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
            Total liabilities                                        36,921,549          13,650     36,935,199
---------------------------------------------------------------------------------------------------------------
Stockholder's equity:
     Retained earnings                                                  828,949             25,350     854,299
---------------------------------------------------------------------------------------------------------------
            Total stockholder's equity                                2,950,008          25,350      2,975,358
---------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholder's equity         $     39,871,557          39,000     39,910,557
---------------------------------------------------------------------------------------------------------------



                                       14
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     As a result of this change, the Company has restated the Consolidated Statement of Operations for the year ended December 31, 2003 as follows:

                                                             As previously    Adjustment       Restated
                                                                 stated
---------------------------------------------------------------------------------------------------------

Equity in earnings of preferred stock of affiliate,
      net of tax                                           $            -          25,350         25,350
          Income (loss) before cumulative effect of
               change in accounting                               163,935          25,350        189,285

---------------------------------------------------------------------------------------------------------

               Net income (loss)                           $      163,935          25,350        189,285
---------------------------------------------------------------------------------------------------------


     As a result of this  change,  the Company  has  restated  the  Consolidated
     Statement of Comprehensive Income for the year ended December 31, 2003 as follows:

                                                                  As previously   Adjustment     Restated
                                                                      stated
-----------------------------------------------------------------------------------------------------------
Net income                                                      $     163,935         25,350       189,285
-----------------------------------------------------------------------------------------------------------
         Total comprehensive income                             $     224,169         25,350       249,519
-----------------------------------------------------------------------------------------------------------


     As a result of this  change,  the Company  has  restated  the  Consolidated
     Statement of Stockholder's Equity for the year ended December 31, 2003 as follows:

                                                         As previously stated  Adjustment          Restated
----------------------------------------------------------------------------------------------------------------
Retained earnings:
      Net income                                       $          163,935             25,350            189,285
----------------------------------------------------------------------------------------------------------------
      Balance at end of year                                      828,949             25,350            189,285
----------------------------------------------------------------------------------------------------------------

                    Total stockholder's equity         $        2,950,008             25,350          2,975,358
----------------------------------------------------------------------------------------------------------------





                                       15
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     As a result of this change, the Company has restated the Consolidated Statement of Cash Flows for the year ended December 31, 2003 as follows:

                                                               As previously      Adjustment      Restated
                                                                   stated
------------------------------------------------------------------------------------------------------------

Cash flows provided by operating activities:
     Net income                                              $      163,935          25,350         189,285
------------------------------------------------------------------------------------------------------------

       Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
            Deferred federal income tax benefit                    (112,743)         13,650         (99,093)
            Equity in earnings of preferred stock of
               affiliate                                                  -         (39,000)        (39,000)
------------------------------------------------------------------------------------------------------------
               Total adjustments                                    121,843         (25,350)         96,493
------------------------------------------------------------------------------------------------------------

            Net cash provided by operating activities        $      311,128               -         311,128
------------------------------------------------------------------------------------------------------------

(3)  SALE OF LIFE REINSURANCE BUSINESS

     During 2003, the Company made the decision to exit the traditional life reinsurance business. As a result of this decision, effective July 1, 2003, the Company entered into a 100% coinsurance agreement with an unrelated insurance company, Reinsurance Group of America, Inc. (RGA), to coinsure this block of business. In connection with this agreement, the Company recognized a recoverable on future policy benefit reserves of $379,781 and received a ceding commission of $310,000. The related gain of $264,095 was deferred and is being amortized into operations over the projected earnings pattern of the related reinsured policies. Also, in connection with this agreement, the Company entered into a Transition Services Agreement in which certain expenses incurred by the Company throughout the transition period are reimbursed by RGA.

     In accordance with SFAS No. 146, the Company recorded a liability for termination benefits for employees terminated as a result of this agreement, which is included in accrued expenses in the Consolidated
     Balance   Sheets.   The   related   expense  is  included  in  general  and
     administrative expenses on the Consolidated Statements of Operations. The remaining liability for termination benefits at December 31, 2004 and 2003 is $1,400 and $5,030, respectively. Termination benefits of $4,867 and $323 were paid during 2004 and 2003, respectively.

     During 2004, the majority of the in-force business that was coinsured with RGA was novated to RGA. As a result of the novations, the Company realized a pro-rata portion of the deferred gain associated with the underlying novated treaties of $215,062 and expensed related deferred acquisition costs of $161,375. At December 31, 2004, the remaining gain of $12,487 is included in deferred income on reinsurance on the Consolidated Balance Sheet. Prior to the novations, $18,322 and $18,223 of the deferred gain was amortized during 2004 and 2003, respectively, and included in deferred gain on reinsurance in the Consolidated Statements of Operations. Also, as a result of the novations, the Company recorded a decrease of $529,357 in future policy benefit reserves and the related recoverable on future policy benefit reserves. The corresponding decreases were also reflected in life insurance benefits and benefit recoveries on the Consolidated Statements of Operations.

                                       16
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(4)  INVESTMENTS

     Investments at December 31, 2004 consist of:

                                                                                               Amount shown on
                                                                Amortized        Estimated       Consolidated
                                                                  cost             fair             Balance
                                                                 or cost           value             Sheet
---------------------------------------------------------------------------------------------------------------

Fixed-maturity securities:
      U.S. government                                      $      1,097,002        1,171,916         1,171,916
      States and political subdivisions                             227,203          232,342           232,342
      Foreign government                                             97,133          105,599           105,599
      Public utilities                                              921,276          974,531           974,531
      Corporate securities                                       12,523,314       13,233,861        13,233,861
      Mortgage-backed securities                                  8,338,572        8,302,397         8,302,397
      Collateralized mortgage obligations                           115,825          121,881           121,881
---------------------------------------------------------------------------------------------------------------

           Total fixed-maturity securities                       23,320,325       24,142,527        24,142,527
---------------------------------------------------------------------------------------------------------------

Securities held under agreements to repurchase                      207,034          204,625           204,625
---------------------------------------------------------------------------------------------------------------

Equity securities:
      Common stocks:
           Banks, trusts, and insurance companies                    97,317          114,564           114,564
           Industrial and miscellaneous                             644,308          741,371           741,371
      Preferred stocks                                                  395              310               310
---------------------------------------------------------------------------------------------------------------

           Total equity securities                                  742,020          856,245           856,245
---------------------------------------------------------------------------------------------------------------

Other investments:
      Preferred stock of affiliate                                  630,029            XXXXX           630,029
      Mortgage loans on real estate                               1,192,932            XXXXX         1,192,932
      Certificates of deposit and
           short-term securities                                    800,463            XXXXX           800,463
      Policy loans                                                   85,619            XXXXX            85,619
      Real estate                                                   343,085            XXXXX           343,085
      Partnerships                                                   43,143            XXXXX            43,143
      Options                                                       590,727            XXXXX           590,727
      Loans to affiliates                                           360,000            XXXXX           360,000
      Investment in equity-method investees                          14,922            XXXXX            14,922
      Other long-term investments                                         6            XXXXX                 6
---------------------------------------------------------------------------------------------------------------

           Total other investments                                4,060,926            XXXXX         4,060,926
---------------------------------------------------------------------------------------------------------------

           Total investments                               $     28,330,305            XXXXX        29,264,323
---------------------------------------------------------------------------------------------------------------



                                       17
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     At December 31, 2004 and 2003, the amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of securities are as shown in the following table.

                                                         Amortized           Gross            Gross            Estimated
                                                           cost            unrealized       unrealized           fair
                                                          or cost            gains            losses             value
----------------------------------------------------------------------------------------------------------------------------

2004:
      Fixed-maturity securities:
           U.S. government                        $         1,097,002            77,504           2,590           1,171,916
           States and political subdivisions                  227,203             9,763           4,624             232,342
           Foreign government                                  97,133             8,466               -             105,599
           Public utilities                                   921,276            54,601           1,346             974,531
           Corporate securities                            12,523,314           741,258          30,711          13,233,861
           Mortgage-backed securities                       8,338,572            31,768          67,943           8,302,397
           Collateralized mortgage obligations                115,825             6,111              55             121,881
----------------------------------------------------------------------------------------------------------------------------
          Total fixed-maturity securites                   23,320,325           929,471         107,269          24,142,527
      Securities held under agreements
                to repurchase                                 207,034                 -           2,409             204,625
      Equity securities                                       742,020           129,210          14,985             856,245
----------------------------------------------------------------------------------------------------------------------------

          Total                                   $        24,269,379         1,058,681         124,663          25,203,397
----------------------------------------------------------------------------------------------------------------------------

2003:

      Fixed-maturity securities:
           U.S. government                        $           839,996            31,069           5,405             865,660
           States and political subdivisions                  127,155             8,135           6,657             128,633
           Foreign government                                  98,862             7,995               -             106,857
           Public utilities                                   316,298            23,239           1,734             337,803
           Corporate securities                            11,346,784           735,941          65,307          12,017,418
           Mortgage-backed securities                       4,209,213            27,806          58,566           4,178,453
           Collateralized mortgage obligations                164,351            10,798              74             175,075
----------------------------------------------------------------------------------------------------------------------------
          Total fixed-maturity securities                  17,102,659           844,983         137,743          17,809,899
      Securities held under agreements
                to repurchase                                 685,544                 3          22,300             663,247
      Equity securities                                       447,408            73,066          12,966             507,508
----------------------------------------------------------------------------------------------------------------------------

          Total                                   $        18,235,611           918,052         173,009          18,980,654
----------------------------------------------------------------------------------------------------------------------------



                                       18
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     The net unrealized gains (losses) included in stockholder's equity consists of the following at December 31:

                                                           2004                2003                2002
--------------------------------------------------------------------------------------------------------------

      Fixed maturities                            $          822,200              707,240             679,288
      Securities held under agreements
           to repurchase                                      (2,409)             (22,297)             10,955
      Equities                                               114,225               60,100             (68,275)
      Adjustments for:
            Deferred policy acquisition costs               (447,017)            (427,996)           (381,296)
            Deferred taxes                                  (170,449)            (110,966)            (84,189)
--------------------------------------------------------------------------------------------------------------

      Net unrealized gains                        $          316,550              206,081             156,483
--------------------------------------------------------------------------------------------------------------


     The changes in net unrealized gains (losses) on fixed-maturity securities and securities held under agreements to repurchase before adjustments for deferred taxes and deferred acquisition costs were $134,848, $(5,300), and $549,785 in each of the years ended December 31, 2004, 2003, and 2002, respectively.

     The changes in net unrealized gains (losses) in equity investments, before deferred taxes, which include common stocks and nonredeemable preferred stocks, were $54,125, $128,375, and $(58,951) for the years ended December 31, 2004, 2003, and 2002, respectively.

     The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost of fixed-maturity securities with rights to call or prepay without penalty is $10,013,475 as of December 31, 2004.

                                                                           Amortized             Estimated
                                                                             cost               fair value
--------------------------------------------------------------------------------------------------------------

       Due in one year or less                                      $           516,213               523,628
       Due after one year through five years                                  2,148,044             2,245,428
       Due after five years through ten years                                 4,915,174             5,136,550
       Due after ten years                                                    7,286,497             7,812,643
       Mortgage-backed securities and collateralized
           mortgage obligations                                               8,454,397             8,424,278
--------------------------------------------------------------------------------------------------------------

       Totals                                                       $        23,320,325            24,142,527
--------------------------------------------------------------------------------------------------------------

     Proceeds from sales of available-for-sale fixed-maturity securities investments during 2004, 2003, and 2002 were $7,088,084, $9,423,583, and
     $5,740,662, respectively. Gross gains of $89,359, $128,950, and $99,603 and gross losses of $33,231, $36,290, and $87,650 were realized on those sales of securities in 2004, 2003, and 2002, respectively. In 2004, 2003, and 2002, losses of $1,767, $3,094, and $141,239, respectively, were recognized on fixed-maturity securities for other-than-temporary impairment. The Company also purchased forward commitments of $3,074,819, $0, and $2,672,100 and sold forward commitments of $3,074,819, $547,090, and $2,129,235 during 2004, 2003, and 2002, respectively.

                                       19
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     Proceeds from the sale of available-for-sale equity securities investments were $64,206, $47,783, and $410,026 during 2004, 2003, and 2002, respectively. Proceeds from tax-free exchanges, redemptions, and spin-offs from available-for-sale equity securities were $6,936, $5,720, and $3,008 during 2004, 2003, and 2002, respectively. Gross gains of $451, $3,542, and $30,496 and gross losses of $3,213, $3,132, and $80,301 were realized on those sales in 2004, 2003, and 2002, respectively. In 2004, 2003, and 2002, losses of $15,352, $32,172, and $16,086, respectively, were recognized on equity securities for other-than-temporary impairment.

     As of December 31, 2004 and 2003, the Company held options purchased (asset) with an amortized cost of $549,645 and $459,033, respectively, and fair market value of $590,727 and $431,739, respectively. The notional amounts of the option contracts purchased were $9,443,372 and $4,839,338 at December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the Company held options sold (liability) with a basis of $65,492 and $12,691 and fair market value of $32,102 and $7,043, respectively. The notional amounts of the option contracts sold were $2,205,766 and $237,339 at December 31, 2004 and 2003, respectively.

     During 2004, the Company made the decision to sell its ownership interest in Allianz Education Funds, Inc. (AEFI), a scholarship insurance company located in Canada, resulting in a pre-tax loss of $15,461, included in realized investment gains (losses) on the Consolidated Statements of Operations.

     Net realized investment gains (losses) for the years ended December 31, 2004, 2003, and 2002 are summarized as follows:

                                                           2004                2003                2002
--------------------------------------------------------------------------------------------------------------

Fixed-maturity securities                         $           54,361               89,566            (129,286)
Equity securities                                            (18,114)             (31,762)            (65,891)
Mortgage loans                                                (2,804)              (1,719)             (1,662)
Real estate                                                   18,135                    -               1,333
Loss on sale of AEFI                                         (15,461)                   -                   -
Other                                                          6,466                   49                 475
--------------------------------------------------------------------------------------------------------------
           Net gains (losses) before taxes                    42,583               56,134            (195,031)

Tax expense (benefit) on net
      realized gains (losses)                                 14,904               19,648             (68,261)
--------------------------------------------------------------------------------------------------------------

           Net gains (losses) after taxes         $           27,679               36,486            (126,770)
--------------------------------------------------------------------------------------------------------------

     The valuation allowances on mortgage loans at December 31, 2004, 2003, and 2002 and the changes in the allowance for the years then ended are summarized as follows:


                                                                  2004             2003              2002
---------------------------------------------------------------------------------------------------------------

Balance, beginning of year                                 $         13,566           11,847            10,185
     Charged to operations                                            2,804            1,719             1,662
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                       $         16,370           13,566            11,847
---------------------------------------------------------------------------------------------------------------



                                       20
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     Major categories of net investment income for the respective years ended December 31 are shown below. Net income related to securities held under repurchase agreements is shown with fixed-maturity securities.

                                                                 2004                2003                 2002
--------------------------------------------------------------------------------------------------------------------

Interest:
      Fixed-maturity securities                         $        1,115,507              955,450             629,286
      Mortgage loans                                                71,223               68,149              54,533
      Policy loans                                                   4,212                3,066               2,596
      Short-term securities                                         34,299               12,493              15,093
Dividends:
      Preferred stock                                                  159                  145                 143
      Common stock                                                  16,540                8,445               6,714
Change in market value of equity-indexed
      annuity-related reserves                                    (398,536)            (156,027)             69,212
Change in market value of equity-indexed annuity
      and guaranteed benefit-related options                        95,388              120,612             (89,277)
Gain on exercise of equity-indexed annuity and
      guaranteed benefit-related options                           136,698               28,944                   -
Interest on assets held by reinsurers                                4,885                5,643               5,713
Income from securities held under forward
      commitments                                                        -                1,148              12,966
Rental income on real estate                                        31,126               37,149              39,162
Other invested assets                                               45,879               25,629                (649)
--------------------------------------------------------------------------------------------------------------------
           Total investment income                               1,157,380            1,110,846             745,492

Investment expenses                                                 60,001               45,729              36,218
--------------------------------------------------------------------------------------------------------------------

           Net investment income                        $        1,097,379            1,065,117             709,274
--------------------------------------------------------------------------------------------------------------------

     The Company reviews the entire investment portfolio each quarter to determine whether or not declines in market value are other than temporary. Generally, equity securities that have a market value at least 20% below average cost for at least six months are considered other than temporarily impaired. Fixed-income securities meeting the same criteria are also reviewed for possible impairment. However, factors in addition to average cost and market value, including credit quality, market analysis, current events, and management's judgment, are also used to determine whether fixed-income securities are considered other than temporarily impaired. The securities that are considered impaired are written down to current market value as of the last business day of the respective quarter.


                                       21
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     Unrealized losses and the related fair value for the years ended December 31, 2004 and 2003 are shown below.

                                      Less than 13 months        13 months or longer        Total
                                   -------------------------- -------------------------- ---------------------------
                                   ---------------------------------------------------------------------------------
                                    Fair value  Unrealized      Fair value  Unrealized     Fair value  Unrealized
                                                  losses                      losses                    losses
                                   ---------------------------------------------------------------------------------
                                   -------------------------- -------------------------- ---------------------------
2004:

Fixed-maturity securities:
    U.S. government             $       107,209        1,895        36,362          695       143,571         2,590
    States and political subdivisions    75,609        1,064        57,839        3,560       133,448         4,624
    Public utilities                    104,674          727        11,133          619       115,807         1,346
    Corporate securities              1,081,842       12,069       385,413       18,642     1,467,255        30,711
    Mortgage-backed securities        5,282,683       67,860         6,473           83     5,289,156        67,943
    Collateralized mortgage
      obligations                        13,468           55             -            -        13,468            55
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
      Total fixed-maturity securities 6,665,485       83,670       497,220       23,599     7,162,705       107,269
Securities held under agreements
    to repurchase                       204,625        2,409             -            -       204,625         2,409
Equity securities                       165,270       14,708         2,689          277       167,959        14,985
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
      Total temporarily impaired
      securities                $     7,035,380      100,787       499,909       23,876     7,535,289       124,663
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

2003:

Fixed-maturity securities:
    U.S. government             $       149,278        5,405             -            -       149,278         5,405
    States and political subdivisions    54,742        6,657            14            -        54,756         6,657
    Foreign government                        -            -             -            -             -             -
    Public utilities                     25,200          691         5,411        1,043        30,611         1,734
    Corporate securities              1,801,161       58,776        38,218        6,531     1,839,379        65,307
    Mortgage-backed securities        3,394,474       58,566             -            -     3,394,474        58,566
    Collateralized mortgage
      obligations                         2,350           74             -            -         2,350            74
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
      Total fixed-maturity securities 5,427,205      130,169        43,643        7,574     5,470,848       137,743
Securities held under agreements
    to repurchase                       650,849       22,300             -            -       650,849        22,300
Equity securities                        34,440        3,281       108,227        9,685       142,667        12,966
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
      Total temporarily impaired
      securities                $     6,112,494      155,750       151,870       17,259     6,264,364       173,009
--------------------------------------------------------------------------------------------------------------------

     As of December 31, 2004 and 2003, the number of investment holdings that were in an unrealized loss position was 1,889 and 682, respectively, for fixed maturity securities, and 15 and 24, respectively, for equity securities.

                                       22
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(5)  SUMMARY TABLE OF FAIR VALUE DISCLOSURES

                                                               2004                              2003
-----------------------------------------------------------------------------------------------------------------
                                                  Carrying            Fair          Carrying           Fair
                                                   amount            value           amount            value
                                                --------------   ---------------  --------------   --------------
Financial assets

    Fixed-maturity securities:
       U.S. government                        $     1,171,916         1,171,916         865,660          865,660
       States and political subdivisions              232,342           232,342         128,633          128,633
       Foreign governments                            105,599           105,599         106,857          106,857
       Public utilities                               974,531           974,531         337,803          337,803
       Corporate securities                        13,233,861        13,233,861      12,017,418       12,017,418
       Mortgage-backed securities                   8,302,397         8,302,397       4,178,453        4,178,453
       Collateralized mortgage obligations            121,881           121,881         175,075          175,075
    Securities held under agreements
       to repurchase                                  204,625           204,625         663,247          663,247
    Equity securities                                 856,245           856,245         507,508          507,508
    Mortgage loans                                  1,192,932         1,271,376         893,845          982,476
    Short-term securities                             800,463           800,463         624,546          624,546
    Policy loans                                       85,619            85,619          65,638           65,638
    Options                                           590,727           590,727         431,739          431,739
    Loans to related parties                          360,000           374,444         450,000          469,211
    Cash                                               62,841            62,841          90,152           90,152
    Separate account assets                        12,738,275        12,738,275       8,695,296        8,695,296

Financial liabilities

    Investment contracts                           29,035,417        26,201,757      21,266,168       20,487,798
    Securities held under agreements
       to repurchase                                  206,651           206,651         657,146          657,146
    Mortgage notes payable                             87,271            93,906          94,970           94,970
    Separate account liabilities                   12,738,275        12,181,218       8,695,296        8,378,401
-----------------------------------------------------------------------------------------------------------------

     See note 1, "Summary of Significant Accounting Policies," for a description of the methods and significant assumptions used to estimate fair values.

     Investment contracts include certain reserves related to deferred annuity and universal life products. These reserves are included in the future policy benefit reserves and the policy and contract account balances on the Consolidated Balance Sheets.


                                       23
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(6)  LONG-TERM DEBT

     In July 2004, the Company obtained an $80,000 mortgage loan from Northwestern Mutual Life Insurance Company for the Company's home office facility. At December 31, 2004, the loan had a balance of $79,271. This 20-year, fully amortizing loan has an interest rate of 5.62% with a maturity date of August 1, 2024. The level principal and interest payments are made monthly. The loan allows for prepayment; however, it is accompanied by a make-whole provision. The proceeds of this mortgage were used to pay off a floating rate construction loan from Wells Fargo National Bank (Wells Fargo) that the Company had used to finance the acquisition of property for, and construction of, its home office.

     At December 31, 2003, the Company's floating rate construction loan with Wells Fargo had a balance of $86,970. The interest on the loan was calculated at LIBOR plus 0.625% and paid out each month. The Company was obligated to pledge to Wells Fargo FNMA, GNMA, or U.S. Treasury securities equal to 110% of the principal outstanding. As of December 31, 2003, $96,000 was pledged in accordance with the agreement.

     The Company has long-term debt in the form of a mortgage on an investment in real estate in the amount of $8,000 as of December 31, 2004 and 2003. The interest on the loan is paid out each month and is calculated at 7.22% annually. The loan will mature on February 1, 2008; however, prepayment is permitted. The loan payments are interest only until the maturity date, when the principal will become due.

(7)  ACCIDENT AND HEALTH CLAIM RESERVES

     Accident and health claim reserves are based on estimates that are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 2004 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves, which are small relative to the amount of such reserves, could significantly impact future reported earnings of the Company.

     Activity in the accident and health claim reserves is summarized as follows:

                                                                     2004              2003              2002
-------------------------------------------------------------------------------------------------------------------

Balance at January 1, net of reinsurance recoverables
     of $124,401, $140,615, and $117,120, respectively        $        155,046           163,099           238,281

Adjustment primarily related to commutation
     and assumption reinsurance on blocks of business                  (15,215)           (1,191)          (38,842)

Incurred related to:
     Current year                                                      132,846           127,961           151,288
     Prior years                                                        (5,657)          (18,330)          (47,250)
-------------------------------------------------------------------------------------------------------------------
Total incurred                                                         127,189           109,631           104,038
-------------------------------------------------------------------------------------------------------------------

Paid related to:
     Current year                                                       41,206            37,896            52,083
     Prior years                                                        94,648            78,597            88,295
-------------------------------------------------------------------------------------------------------------------
Total paid                                                             135,854           116,493           140,378
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, net of reinsurance
     recoverables of  $102,048, $124,401, and $140,615,
     respectively                                             $        131,166           155,046           163,099
-------------------------------------------------------------------------------------------------------------------



                                       24
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     The decrease in prior year incurreds for 2004 is largely related to favorable claim development on the excess medical business offset by a reserve adjustment on a reinsurance-assumed arrangement. The decrease in 2003 reflects favorable claim development in excess medical business and favorable experience during the run-off of the fully insured medical and dental products. In 2002, claims incurred in prior years significantly decreased largely due to the run-off of the reinsurance-assumed business and discontinuation of the broker administration business.

     Paid claim activity in 2004 increased over 2003 due to growth in medical excess of loss and long-term care lines of business. Paid claims in 2003 are lower than 2002 due to the run-off of the reinsurance-assumed business and discontinuation of the broker administration business.

(8)  REINSURANCE

     The Company primarily enters into reinsurance agreements to manage risk resulting from its accident and health business, as well as businesses it has chosen to exit. In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $3,000 coverage per individual life.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. A contingent liability exists to the extent that the Company's reinsurers are unable to meet their contractual obligations under reinsurance contracts. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

                                       25
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     Life insurance, annuities, and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                            Percentage
                                                        Assumed            Ceded                             of amount
                                     Direct           from other          to other             Net            assumed
        Year ended                   amount            companies         companies           amount           to net
------------------------------------------------------------------------------------------------------------------------

December 31, 2004:
Life insurance in force      $        17,993,455         12,440,017         23,438,557         6,994,915         177.8%
------------------------------------------------------------------------------------------------------------------------

Premiums:
     Life                    $           100,227            293,998            355,190            39,035         753.2%
     Annuities                           278,281               (620)             7,170           270,491          -0.2%
     Accident and health                 301,396            122,632            201,086           222,942          55.0%
------------------------------------------------------------------------------------------------------------------------

        Total premiums       $           679,904            416,010            563,446           532,468          78.1%
------------------------------------------------------------------------------------------------------------------------

December 31, 2003:

Life insurance in force      $        18,601,366        283,412,772        173,197,201       128,816,937         220.0%
------------------------------------------------------------------------------------------------------------------------

Premiums:
     Life                    $           102,117            492,190            345,881           248,426         198.1%
     Annuities                           238,117                283             17,761           220,639           0.1%
     Accident and health                 278,788            106,805            190,484           195,109          54.7%
------------------------------------------------------------------------------------------------------------------------

        Total premiums       $           619,022            599,278            554,126           664,174          90.2%
------------------------------------------------------------------------------------------------------------------------

December 31, 2002:

Life insurance in force      $        24,235,693        231,271,250         27,436,079       228,070,864         101.4%
------------------------------------------------------------------------------------------------------------------------

Premiums:
     Life                    $           119,088            425,111            127,329           416,870         102.0%
     Annuities                           308,957                366             17,903           291,420           0.1%
     Accident and health                 388,493             88,506            310,483           166,516          53.2%
------------------------------------------------------------------------------------------------------------------------

        Total premiums       $           816,538            513,983            455,715           874,806          58.8%
------------------------------------------------------------------------------------------------------------------------


     Included in reinsurance recoverables at December 31, 2004 are $2,172,643, $504,825, and $394,112 recoverable from three insurers who, as of December 31, 2004, were rated A- or higher by A.M. Best's Insurance Reports.

     Also included in reinsurance recoverables at December 31, 2004 and 2003 is $715,453 and $696,719, respectively, from SCOR Life U.S. Re Insurance Company (Scor Life Re), a subsidiary of SCOR Group, a French company. The SCOR Group was rated B++ by A.M. Best's Insurance Reports. While the Company does not have a trust agreement in place to cover its exposure, the Company is carefully monitoring the situation and management believes the asset is fully recoverable at December 31, 2004.

     Of the amounts ceded to others, the Company ceded life insurance in force of $8,473, $9,534, and $6,683,052 in 2004, 2003, and 2002, respectively, and life insurance premiums earned of $30, $5,777, and $11,620 in 2004, 2003, and 2002, respectively, to its ultimate parent Allianz AG. The Company also ceded accident and health premiums earned to Allianz AG of $7,816, $447, and $1,752 in 2004, 2003, and 2002, respectively.

                                       26
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     As discussed in note 3, effective July 1, 2003, the Company entered into a 100% coinsurance agreement with an unrelated insurance company, Reinsurance Group of America, Inc. (RGA), to coinsure the traditional life reinsurance block of business. Related to this transaction, the Company recaptured certain traditional life reinsurance business previously ceded to Allianz AG, which resulted in a gain of $3,000 in 2003. During 2004, the Company novated the majority of the underlying contracts of this coinsurance agreement to RGA.

     Throughout 2004, 2003, and 2002, the Company entered into numerous reinsurance arrangements with unrelated insurance companies to reinsure additional accident and health business, as well as group accident and health business that the Company has decided to exit. In connection with these agreements, the Company has ceded premiums of $7,673, $16,691, and $158,224 and received expense allowances of $1,662, $4,668, and $38,443 in 2004, 2003, and 2002, respectively.

     To minimize risk associated with terminated business throughout 2004 and 2003, the Company entered into assumption reinsurance agreements whereby certain blocks of business were sold to unrelated insurance companies. Assumption reinsurance transfers all duties, obligations, and liabilities in connection with these policies to the unrelated insurance company. In connection with these agreements, the Company transferred reserves of $7,295 and $4,368 in 2004 and 2003, respectively, and recognized a gain of $0 and $1,393 in 2004 and 2003, respectively.

     Prior to 2000, the Company entered into various 100% coinsurance agreements with unrelated insurance companies to coinsure certain blocks of life and annuity business. Deferred revenue resulting from these transactions is being amortized over the projected earnings patterns of the related reinsured policies. During 2004, 2003, and 2002, $15,297, $17,218, and
     $18,525, respectively, was amortized and included in other revenue in the Consolidated Statements of Operations. Deferred revenue remaining as of December 31, 2004 and 2003 was $92,143 and $107,441, respectively.

     During 1999, the Company acquired all of the outstanding stock of LifeUSA Holding, Inc. (LifeUSA). As a result of the merger, the Company became party to reinsurance agreements entered into to limit exposure to loss and preserve surplus in a high-growth environment. Reinsurance recoverables of $2,275,886 and $2,526,263 were recorded as of December 31, 2004 and 2003, respectively, in connection with these agreements.


                                       27
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(9)  INCOME TAXES

     INCOME TAX EXPENSE

     Total income tax expense for the years ended December 31 are as follows:

                                                                    2004             2003             2002
---------------------------------------------------------------------------------------------------------------

Income tax expense attributable to operations:
      Current tax expense (benefit)                          $       136,211          177,057          (77,321)
      Deferred tax (benefit) expense                                 (18,531)        (113,042)          56,529
---------------------------------------------------------------------------------------------------------------
           Total income tax expense (benefit)
                attributable to operations                           117,680           64,015          (20,792)

Tax (benefit) expense attributable to equity
      earnings of preferred stock of affiliate                       (13,650)          13,650                -
Tax expense attributable to equity earnings
      of equity method investees                                       5,554            1,756            4,458
Tax expense due to cumulative effect of
      change in accounting                                             6,432                -                -
---------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)
      attributable to net income                                     116,016           79,421          (16,334)

Income tax effect on equity:
      Income tax expense allocated to
        stockholder's equity:
           Attributable to unrealized
                gains and losses on investments                       59,483           26,777           68,608
           Attributable to unrealized
                gains and losses on foreign exchange                   2,135            5,923              214
---------------------------------------------------------------------------------------------------------------

Total income tax effect on equity                            $       177,634          112,121           52,488
---------------------------------------------------------------------------------------------------------------

                                       28
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)

     Income tax expense computed at the statutory rate of 35% varies from tax expense reported in the Consolidated Statements of Operations for the respective years ended December 31 as follows:

                                                                   2004             2003             2002
--------------------------------------------------------------------------------------------------------------

Income tax expense (benefit) computed at
      the statutory rate                                    $        131,367          77,707          (20,912)
Dividends-received deductions and tax-
      exempt interest                                                (11,317)         (6,163)            (420)
Adequacy release                                                           -          (4,500)               -
Foreign tax, net                                                        (342)            869             (395)
Other                                                                 (2,028)         (3,898)             935
--------------------------------------------------------------------------------------------------------------

           Income tax expense (benefit) as reported         $        117,680          64,015          (20,792)
--------------------------------------------------------------------------------------------------------------

     The dividends-received deduction for 2004 includes an additional benefit of $28,010 related to a Preferred Stock Dividend received from Allianz Global Risks US Insurance Company (AGR) that is not taxable under the consolidated federal return regulations as an intercompany dividend.

     Included in other for 2003 is a benefit of $5,236 resulting from a comprehensive annual review of the tax balance sheet.

     The adequacy release for 2003 relates to favorable IRS exam settlements that had been accrued for in years prior to 2002.


                                       29
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


     COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET

     Tax effects of temporary differences giving rise to the significant components of the net deferred tax liability at December 31 are as follows:

                                                                              2004                2003
-------------------------------------------------------------------------------------------------------------

Deferred tax assets:
      Provision for post-retirement benefits                         $            3,326                3,014
      Policy reserves                                                         1,053,515              743,232
      Impaired assets                                                            26,101               29,437
      Investment income                                                          44,172               33,730
      Coinsurance deferred income                                                41,780              128,943
      Expense accruals                                                           28,571               30,454
      Due and deferred premiums                                                     450                    -
      Other                                                                       8,257               11,629
-------------------------------------------------------------------------------------------------------------

           Total deferred tax assets                                          1,206,172              980,439
-------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
      Deferred acquisition costs                                                923,617              843,760
      Net unrealized gain on investments and foreign exchange                   330,497              112,422
      Depreciation/amortization                                                  19,662               15,915
      Due and deferred premiums                                                       -                4,263
      AGR dividend on preferred stock of affiliate                                    -               13,650
      Value of business acquired                                                 24,321               49,054
      Other                                                                       3,861                2,174
-------------------------------------------------------------------------------------------------------------

           Total deferred tax liabilities                                     1,301,958            1,041,238
-------------------------------------------------------------------------------------------------------------

Net deferred tax liability                                           $           95,786               60,799
-------------------------------------------------------------------------------------------------------------

     Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

     The Company and its subsidiaries file a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company, each of its insurance subsidiaries, and U.S. Allianz Securities, Inc. generally will be paid for the tax benefit on their losses and any other tax attributes to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax. Income taxes paid by the Company were $259,000, $16,000, and $24 in 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, the Company had a tax payable to AZOA of $52,154 and $160,571, respectively, reported in income tax payable on the Consolidated Balance Sheets.

     At December 31, 2004 and 2003, the Company had a tax payable separate from the agreement with AZOA in the amount of $545 and $178, respectively. These amounts are for foreign taxes.


                                       30
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(10)  RELATED-PARTY TRANSACTIONS

     The Company recorded related-party invested assets of $990,029 and $1,139,000 at December 31, 2004 and 2003, respectively, representing 3.4% and 5.1% of total invested assets and 30.6% and 38.3% of capital for the respective years. The Company does not foresee a credit risk with these investments given the financial strength of Allianz AG, which currently has an A.M. Best rating of A+.

     In December 2003, the Company entered into an agreement to lend Allianz AG $350,000. On November 30, 2004, the Company transferred, in the form of a dividend, a portion of the loan to AZOA with a carrying value of $90,000. The remaining loan balance was $260,000 at December 31, 2004 and will be repaid, plus interest over ten years; semi-annual interest payments for the first five years and amortized semi-annual payments of principal and accrued interest over the last five years. The interest rate is 5.18%. Interest of $17,729 and $1,108 was earned during 2004 and 2003, respectively, and is included in investment income on the Consolidated Statements of Operations. The loan is collateralized by 4,542 shares of Assurances Generales de France S.A., a publicly traded subsidiary of Allianz AG. These shares had a market value of $340,441 and $433,873 at December 31, 2004 and 2003, respectively.

     In December 2002, the Company received a capital contribution from AZOA in the form of 69,149 shares of Allianz Global Risks US Insurance Company
     (AGR) preferred stock, a wholly owned subsidiary of AZOA. This resulted in additional paid-in capital of $650,000. The shares were issued at $9,400.00 per share (the Purchase Price), representing the assigned value of these shares and the amount AZOA paid for the shares in December 2002. The assigned value was derived from the underlying statutory net book value of AGR and the ownership percentage each share represents. The shares carry a liquidation preference equal to the Purchase Price plus an amount necessary to yield an annual return of 6%, compounded annually, and are also redeemable at an amount equal to the liquidation preference. In addition, the Company, at its option, may convert each share into one share of common stock of AGR.

     The Company's investment in AGR preferred stock represents 23.7% of the outstanding common and preferred shares of AGR and is accounted for using the equity method of accounting (see note 2 for further discussion). The Company exceeds the 20% general ownership threshold as defined in APB No. 18 and is required to include AZOA's ownership interest in AGR in assessing significant influence. The number of shares and Purchase Price was determined ratably with existing common shares based on statutory book value as of September 30, 2002. Under the equity method, the Company's share of AGR's earnings is realized through equity in earnings of affiliate in the Consolidated Statements of Operations. The Company has a limit to its share of AGR's earnings per the preferred shares' contractual rights of an annual, cumulative return of 6%.

     On November 30, 2004, the Company received a dividend on its investment in AGR preferred stock in the form of a $100,000 promissory note from Allianz AG. The note has an interest rate of 5.19% and a maturity date of September 28, 2006. In accordance with the equity method of accounting, the dividend received was recorded as a reduction in the investment in preferred stock of affiliate on the Consolidated Balance Sheet. The Company immediately transferred the note to AZOA in the form of a dividend. The note was transferred at fair market value, which was equal to book value. The State of Minnesota Department of Commerce granted approval for the dividends paid to AZOA.

     The AGR preferred stock carries a redemption value equal to the liquidation preference less actual dividends paid. As of December 31, 2004 and 2003, the redemption value of the AGR preferred stock approximates $630,029 and $689,000, and the GAAP book value of the underlying common shares the Company could obtain upon conversion approximates $982,326 and $936,111, respectively. As there is no quoted market price for the common stock of this non-traded affiliate, it was not practicable to estimate the market value of an investment representing 23.7% of the issued common and preferred stock without incurring excessive costs.

     In connection with its investment in AGR preferred stock, the Company entered into a stand-by stock purchase agreement with Allianz AG, which entitles the Company to sell these preferred shares to Allianz AG at a price equal to their then current redemption value. The agreement has a one-year term and is automatically renewed annually unless terminated in writing by Allianz AG. This agreement may be exercised in the event of

                                       31
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     certain rating agency downgrades of Fireman's Fund Insurance Company (an affiliate) to levels as specified in the agreement. In consideration for this right, the Company agreed to pay an annual premium equal to 0.3% of the Purchase Price of the shares.

     During 2002, the Company issued 8,909,195 shares of Class A, Series A preferred stock and 9,994,289 shares of Class A, Series B preferred stock with a par value of $1.00 per share to AZOA at $35.02 per share, resulting in proceeds of $662,000 to the Company. See further discussion in note 14 to these Consolidated Financial Statements.

     In December 2002, the Company entered into an agreement to lend AZOA $250,000. The loan plus interest will be repaid over ten years, semi-annual interest payments for the first five years and level semi-annual payments of principal and accrued interest over the last five years. The interest rate is a fixed rate of 6%. The loan is not collateralized. The outstanding loan balance is included as a component of stockholder's equity in the Consolidated Balance Sheets. Interest of $15,000, $15,042, and $500 was earned during 2004, 2003, and 2002, respectively, and is included in investment income on the Consolidated Statements of Operations.

     Effective January 26, 2001, the Company entered into an agreement to lend AZOA $100,000. The loan plus interest will be repaid over twelve years, semi-annual interest payments for the first five years and level semi-annual payments of principal and accrued interest over the last seven years. The interest rate is a fixed rate of 7.18%. AZOA pledged as collateral a security interest in shares of the common stock outstanding of AGR, which had a statutory book value as of the date of the loan equal to 125% of the loan. Interest of $7,180, $7,200, and $7,160 was earned during 2004, 2003, and 2002, respectively, and is included in investment income on the Consolidated Statements of Operations.

     The Company has investment real estate properties leased to affiliates. The Company reported $3,518, $3,577, and $3,332 in 2004, 2003, and 2002, respectively, for rental income included in investment income on the Consolidated Statements of Operations.

     The Company incurred fees for services provided by affiliated companies. The Company incurred fees of $15,079, $10,750, and $11,387 in 2004, 2003, and 2002, respectively. The Company's liability for these expenses was $32 and $255 at December 31, 2004 and 2003, respectively, and is included in accrued expenses on the Consolidated Balance Sheets. On a quarterly basis, the Company pays the amount due through cash settlement.

     The Company provides various services to affiliated companies. The Company earned $405, $226, and $0 in 2004, 2003, and 2002, respectively, for related administrative expenses incurred. The receivable for these expenses was $188 and $80 for 2004 and 2003, respectively, and is included in receivables on the Consolidated Balance Sheets. On a quarterly basis, the Company receives payment through cash settlement.

     The Company  purchases  and writes  option  contracts  with  Dresdner  Bank
     Aktiengesellschaft, a subsidiary of Allianz AG, as part of a derivative hedging strategy (see further discussion in note 1). At December 31, 2004 and 2003, options purchased were $9,881 and $19,215, respectively, and options written were $1,698 and $916, respectively.

     The Company has agreements with Pacific Investment Management Company (PIMCO), an affiliate, related to its separate accounts where the policyholders of variable annuity products may choose to invest in specific investment options managed by PIMCO. Income recognized by the Company from PIMCO for distribution and in-force related costs as a result of providing investment options to the policyholders were $2,132, $1,155, and $288 during 2004, 2003, and 2002, respectively, which is included in fee and commission revenue in the Consolidated Statements of Operations. The receivable for these fees at December 31, 2004 and 2003 was $239 and $131, respectively, which are included in receivables on the Consolidated Balance Sheets. Expenses incurred to PIMCO for management of sub-advised investment options were $2,836, $1,057, and $301 during 2004, 2003, and 2002, respectively, which is included in net investment income on the Consolidated Statements of Operations. The related payable to PIMCO was $324 and $155 at December 31, 2004 and 2003, respectively, included in accrued expenses on the Consolidated Balance Sheets.

                                       32
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

(11)  EMPLOYEE BENEFIT PLANS

     The Company previously  participated in the Allianz Primary Retirement Plan
     (PRP), a defined contribution plan. Effective December 31, 2002, the Company terminated the PRP and merged it into the Allianz Asset Accumulation Plan (AAAP). Upon termination of the PRP, participants who had not completed the requirements to be fully vested became 100% vested. Total PRP contributions were $3,611 in 2002.

     The Company participates in the AAAP, a defined contribution plan sponsored by Fireman's Fund Insurance Company. Eligible employees are immediately enrolled in the AAAP upon their first day of employment. The AAAP will accept participants' pre-tax or after-tax contributions up to 80% and 99% for years ended December 31, 2004 and 2003, respectively, of the participants' eligible compensation, although contributions remain subject to annual limitations set by ERISA. Under the eligible employees' provisions, the Company will match 100% of contributions up to a maximum of 2% during the first year of service and 6% after the first year of service. Participants are 100% vested in the Company's matching contribution after three years of service.

     The Company may decide to declare a profit-sharing contribution under the AAAP based on the discretion of Company management. Profit-sharing contributions have not been declared since 1998. Employees are not required to participate in the AAAP to be eligible for the profit-sharing contribution. Effective January 1, 2003, the Company may declare a discretionary match following year-end. The Company declared a discretionary match of 2.5% and 2% of employees' salaries for the plan years ended December 31, 2004 and 2003, respectively, reported in general and administrative expenses in the Consolidated Statements of Operations and funded in 2005 and 2004, respectively. Employees are not required to participate in the AAAP to be eligible for the discretionary match.

     The expenses of administration of the AAAP and the trust fund, including all fees of the trustee, investment manager, and auditors, are payable from the trust fund but may, at the discretion of the Company, be paid by the Company. Any counsel fees are not paid from the trust fund, but are instead paid by the Company. It is the Company's policy to fund the AAAP costs as incurred. The Company has expensed $9,560, $7,362, and $3,210 in 2004, 2003, and 2002, respectively, toward the AAAP matching contributions.

     The Company offers certain benefits to eligible employees, including a comprehensive medical, dental, and vision plan and a flexible spending plan. Associated with these plans, the Company provides certain post-retirement benefits to employees who retired on or before December 31, 1988 or who were hired before December 31, 1988 and who have at least ten years of service when they reach age 55. Employees of the Company hired or rehired after December 31, 1988 or who became employees of the Company as a result of a merger or acquisition after January 1, 1989 are not eligible for retiree medical or life insurance coverage. The Company's plan obligation at December 31, 2004 and 2003 was $9,503 and $8,612, respectively. This liability is included in other liabilities on the Consolidated Balance Sheets.

     The Company sponsors a deferred compensation plan for a defined group of highly compensated employees, with a minimum base salary of $125,000, for the purpose of providing tax planning opportunities, as well as supplemental funds upon retirement. The plan is unfunded, meaning no assets of the Company have been segregated or defined to represent the liability for accrued assets under the plan. Employees are 100% vested upon enrollment in the plan and funds are invested the first day of each month, with the Company paying any fee expense. The accrued liability of $7,128 and $5,355 as of December 31, 2004 and 2003, respectively, is recorded in other liabilities on the Consolidated Balance Sheets.

     The Company is participating in an Employee Stock Purchase Plan sponsored by AZOA that is designed to provide eligible employees with an opportunity to purchase American Depository Shares of Allianz AG at a discounted price. An aggregate amount of 250,000 American Depository Shares are reserved for this plan. Allianz AG determines the purchase price of the shares. A committee appointed by AZOA determines the discount price. Employees are given the opportunity to purchase these shares annually on a predetermined date set by Allianz AG. Employees are not allowed to sell or transfer the shares for a one-year period following the purchase date. The difference between the market price and the discount price, or the discount, is paid by the Company and amounted to $281, $295, and $82, in 2004, 2003, and 2002, respectively.

                                       33
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

(12) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

     Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in determining statutory policyholders' surplus and gain from operations. Currently, these items include, among others, deferred acquisition costs, furniture and fixtures, deferred taxes, accident and health premiums receivable which are more than 90 days past due, reinsurance, certain investments, and undeclared dividends to policyholders. Additionally, future policy benefit reserves and policy and contract account balances calculated for statutory accounting do not include provisions for withdrawals.

     The Company enters into certain reinsurance agreements that do not qualify as reinsurance under SFAS No. 113, but do qualify as financial reinsurance under statutory reporting. In connection with these agreements, the Company cedes statutory premiums and records ceding allowances and recoverables on a statutory basis; however, the impact under GAAP accounting is immaterial.

     The differences between stockholder's equity and net income (loss) reported in accordance with statutory accounting practices on the Company's stand-alone financial statements and the accompanying GAAP consolidated financial statements as of and for the year ended December 31 are as follows:

                                                        Stockholder's equity                       Net income (loss)
                                                  ---------------------------------------------------------------------------------
                                                                         2003                             2003
                                                       2004           (Restated)          2004         (Restated)        2002
-----------------------------------------------------------------------------------------------------------------------------------

Statutory basis                                         2,233,969         2,029,980          476,568        198,900       (326,751)
Adjustments:
    Change in reserve basis                            (3,509,571)       (2,095,553)      (1,496,626)      (794,287)      (383,656)
    Deferred acquisition costs                          3,015,644         2,297,349          949,885        661,828        811,267
    Value of business acquired                             69,489           140,153          (35,911)       (16,616)        (3,876)
    Goodwill and intangible asset                         249,518           210,996           (2,597)        (1,515)           351
    Net deferred taxes                                   (139,862)         (103,018)          32,276        100,264        (56,404)
    Statutory asset valuation reserve                     272,024           212,757                -              -              -
    Statutory interest maintenance reserve                131,834           132,427             (537)        25,776         14,624
    Modified coinsurance reinsurance                      (14,743)          (14,846)             103          1,125          7,534
    Unrealized gains on investments                       781,731           671,140                -              -              -
    Nonadmitted assets                                     54,914            42,316                -              -              -
    Deferred income on reinsurance                       (104,630)         (353,563)         119,395       (110,487)       (58,446)
    Bonds of affiliates                                  (250,000)         (250,000)               -              -              -
    Equity in earnings of affiliates                            -            39,000          (35,866)        39,000              -
    Investment in subsidiaries                             39,755            21,556                -              -              -
    Valuation allowance on mortgage loans                 (16,370)          (13,566)          (2,804)        (1,719)        (1,662)
    Deferred sales inducements                            413,486                 -          232,036              -              -
    Income from non-insurance
      subsidiaries                                              -                 -           24,619          7,330         18,580
    Income (loss) from insurance subsidiaries                   -                 -            4,439         (1,314)         2,887
    Realized gain (loss) on options                             -                 -           79,514         82,788        (39,222)
    Other                                                   5,553             8,230           (8,871)        (1,788)       (13,587)
-----------------------------------------------------------------------------------------------------------------------------------
      As reported in the accompanying
         consolidated financial statements              3,232,741         2,975,358          335,623        189,285        (28,361)
-----------------------------------------------------------------------------------------------------------------------------------

     The Company is required to meet minimum statutory capital and surplus requirements. The Company's statutory capital and surplus as of December 31, 2004 and 2003 were in compliance with these requirements. The maximum amount of dividends that can be paid by Minnesota insurance companies to stockholders without prior approval of the Commissioner of Commerce is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement. In accordance with Minnesota Statutes, the Company may declare and pay from its surplus cash dividends of not more than the

                                       34
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     greater of 10% of its beginning-of-the-year statutory surplus, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Ordinary dividends of $282,504 can be paid in 2005 without prior approval of the Commissioner of Commerce.

     REGULATORY RISK-BASED CAPITAL

     An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. This ratio for the Company was 582% and 653% as of December 31, 2004 and 2003, respectively. Regulatory action level against a company may begin when this ratio falls below 200%.

     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company is required to file annual statements with insurance regulatory authorities, which are prepared on an accounting basis prescribed or permitted by such authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company currently has no permitted practices.

(13) COMMITMENTS AND CONTINGENCIES

     The Company has been under audit by the Internal Revenue Service (IRS) for the years ended December 31, 1991 through 1997. During the fourth quarter of 2004, the Company and the IRS agreed on a proposed settlement of all open issues for those years. The agreement must be approved by the Joint Committee on Taxation and would result in a tax benefit. The approval and resulting benefit is anticipated to be final in 2005 and is expected to be material. This settlement is not reflected in the Company's 2004 financial statements.

     The Company and its subsidiaries are involved in various pending or threatened legal proceedings arising from the conduct of their business. The most significant case in which the Company is a defendant is a class action lawsuit against Fidelity Union Life Insurance Company (FULICO) whose policies were assumed by the Company. There was no material impact to the income statement in the years presented related to this case. As of December 31, 2004, there is $16,378 of reserves remaining related to this case. In the opinion of management, the reserves established sufficiently cover the Company's exposure. Management believes the ultimate resolution of other litigation will not have a material effect on the consolidated financial position of the Company.

     The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

     The Company has acquired minority equity interests in certain field marketing organizations. Certain provisions within stockholders' agreements, member agreements, and first refusal and put agreements require the Company to purchase part or all of the stock or member interests in the entities to which these agreements pertain, if and when the parties to these agreements exercise certain available options. The exercise period for the various put options ranges from 5 to 11 years, the latest of which expires in 2010. If all put options were exercised, requiring the Company to purchase all of the stock or member interests in the entities, the total purchase price that would be paid by the Company based on current calculations would be $202,506.

     The Company has limited partnership investments that require the commitment of capital over a period of up to five years. The Company had capital commitments of $99,508 and $99,508, of which $73,353 and $60,203 has been funded, at December 31, 2004 and 2003, respectively.

                                       35
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

     The Company has sale and leaseback agreements related to certain furniture and equipment. The assets were removed from the balance sheet and sold for their net book values of $14,945 and $817, respectively. The term of each lease is 6.5 years. The Company also leases office space. Expense for all operating leases was $7,247, $6,100, and $4,887 in 2004, 2003, and 2002,
     respectively. The future minimum lease payments required under these operating leases are as follows:


2005                                          $        8,038
2006                                                   8,172
2007                                                   6,204
2008                                                   3,780
2009 and beyond                                        1,730
-------------------------------------------------------------
Total                                         $       27,924
-------------------------------------------------------------

     The Company owns numerous commercial and real estate investment properties leased to various tenants. The typical lease period is 5 to 10 years, with some leases containing renewal options. Under net leases, in addition to their base rent, the tenants are directly responsible for the payment of property taxes, insurance, and maintenance costs relating to the leased property. Under gross leases, the tenants pay a rent amount grossed up to include the cost of taxes, insurance, and maintenance. Future minimum lease receipts under noncancelable leasing arrangements as of December 31, 2004 are as follows:


2005                                          $       28,159
2006                                                  27,534
2007                                                  25,080
2008                                                  23,535
2009 and beyond                                       65,542
-------------------------------------------------------------
Total                                         $      169,850
-------------------------------------------------------------



                                       36
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)

(14) CAPITAL STRUCTURE

     The Company is authorized to issue three types of capital stock, as outlined in the table below.

                                Authorized         Par value,       Redemption rights      Voluntary or involuntary
                                  issued           per share                                  liquidation rights
                               outstanding
                             ------------------------------------------------------------------------------------------------------

Common Stock                       40,000,000       $ 1.00            None                        None
                                   20,000,000
                                   20,000,000
-----------------------------------------------------------------------------------------------------------------------------------
Preferred Stock:
Class A                            200,000,000        1.00        Designated by Board        Designated by Board
                                   authorized                     for each series issued     for each series issued
-----------------------------------------------------------------------------------------------------------------------------------
Class A, Series A                   8,909,195         1.00       $35.02 per share plus an   $35.02 per share plus an
                                    8,909,195                     amount to yield a          amount to yield a
                                    8,909,195                     compounded annual return   compounded annual return
                                                                  of 6%, after actual        of 6%, after actual
                                                                  dividends paid             dividends paid
-----------------------------------------------------------------------------------------------------------------------------------
Class A, Series B                  10,000,000         1.00       $35.02 per share plus an   $35.02 per share plus an
                                    9,994,289                     amount to yield a          amount to yield a
                                    9,994,289                     compounded annual return   compounded annual return
                                                                  of 6%, after actual        of 6%, after actual
                                                                  dividends paid             dividends paid
-----------------------------------------------------------------------------------------------------------------------------------
Class B                           400,000,000         1.00        Designated by Board for    Designated by Board for
                                            0                     each series issued         each series issued
                                            0
-----------------------------------------------------------------------------------------------------------------------------------


     Holders of Class A preferred stock and of common stock are entitled to one vote per share with respect to all matters presented to or subject to the vote of shareholders. Holders of Class B preferred stock have no voting rights.

     Each share of Class A preferred stock is convertible into one share of the Company's common stock. The Company may redeem any or all of the Class A preferred stock at any time. Dividends will be paid to each class of stock only when declared by the Board of Directors. In the event a dividend is declared, dividends must be paid to holders of Class A preferred stock, Class B preferred stock, and common stock, each in that order.

     As discussed in notes 1 and 10 to these consolidated financial statements, the Company had significant capital transactions with related parties during 2004, 2003, and 2002.


                                       37
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(15) FOREIGN CURRENCY TRANSLATION

     The net assets of the Company's foreign operations are translated into U.S. dollars using exchange rates in effect at each year-end. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustment reported as a separate component of comprehensive income. An analysis of this account for the respective years ended December 31 follows:

                                                                          2004             2003              2002
----------------------------------------------------------------------------------------------------------------------

Beginning amount of cumulative translation adjustments              $        2,704           (7,932)           (8,471)
----------------------------------------------------------------------------------------------------------------------

Aggregate adjustment for the period resulting from
      translation adjustments                                                6,099           16,559               753
Amount of income tax expense for period
      related to aggregate adjustment                                       (2,135)          (5,923)             (214)
----------------------------------------------------------------------------------------------------------------------
Net aggregate translation included in equity                                 3,964           10,636               539
----------------------------------------------------------------------------------------------------------------------

Ending amount of cumulative translation adjustments                 $        6,668            2,704            (7,932)
----------------------------------------------------------------------------------------------------------------------

Canadian foreign exchange rate at end of year                       $      0.83462          0.77140           0.63600
----------------------------------------------------------------------------------------------------------------------

(16) SUBSEQUENT EVENTS

     On January 17, 2005, the Company was notified that the principals of one of the minority-owned field marketing organizations decided to exercise their put agreement. The Company has agreed to purchase, in cash, all of the remaining stock in the entity. The Company, based on current calculations, expects to pay approximately $60,000, resulting in a reduction of cash and an increase in goodwill. The transaction is expected to close by the end of the first quarter 2005.

                                       38
                                                                     (continued)

                         ALLIANZ LIFE INSURANCE COMPANY
                        OF NORTH AMERICA AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        (in thousands, except share data)


(17) SUPPLEMENTARY INSURANCE INFORMATION

The following table summarizes certain financial information by line of business for 2004, 2003, and 2002:

                               As of December 31                               For the year ended December 31
             ----------------------------------------------  -------------------------------------------------------------------
                            Future                Other      Net premium                        Net change Net change
              Deferred   benefit reserves         policy     revenue                            in            in
               policy   and policy and            claims and and other      Net                 deferred     policy    Other
            acquisition   contract       Unearned benefits   contract       investment Net      sales      acquisition operating
               costs    account balances premiums payable    considerations income     benefits inducements* costs*    expenses
--------------------------------------------------------------------------------------------------------------------------------
2004:
Life        $   123,124  1,807,190        220      34,124    39,035       26,192       13,124           -    155,179     37,248
Annuities     2,854,827 31,017,164          -          25   270,491    1,060,234    1,040,021    (232,036)(1,087,930) 1,489,640
Accident         37,693      1,432     48,007     901,687   222,942       10,953      154,382           -    (17,134)    76,198
and health
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
            $ 3,015,644 32,825,786     48,227     935,836   532,468    1,097,379    1,207,527    (232,036)  (949,885) 1,603,086
--------------------------------------------------------------------------------------------------------------------------------
2003:
Life        $   284,295  2,230,007        206     157,144   248,425       43,997      215,950           -     (9,662)    83,269
Annuities     1,992,496 22,887,530          -          86   220,640    1,008,934      831,136           -   (651,890) 1,005,919
Accident         20,558      1,432     42,439     822,488   195,109       12,186      133,592           -       (277)    66,454
and health
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
            $ 2,297,349 25,118,969     42,645     979,718   664,174    1,065,117    1,180,678           -   (661,829) 1,155,642
--------------------------------------------------------------------------------------------------------------------------------
2002:
Life        $   271,003  2,145,891        197     136,361   416,870       49,232      327,829           -    (21,693)   128,213
Annuities     1,390,936 17,411,073          -         175   291,420      646,203      672,565           -   (779,970) 1,043,181
Accident         20,281      1,432     42,316     766,569   166,516       13,839       90,437           -     (9,604)    82,384
and health
--------------------------------------------------------------------------------------------------------------------------------
            $ 1,682,220 19,558,396     42,513     903,105   874,806      709,274    1,090,831           -   (811,267) 1,253,778
--------------------------------------------------------------------------------------------------------------------------------

     * See note 1 for aggregate gross amortization.

                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     The following financial statements of the Company are included in Part B hereof.

   a.  Financial Statments and Exhibits

      1. Report of Independent Registered Public Accounting Firm.
      2. Consolidated Balance Sheets as of December 31, 2004 and 2003.
      3. Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002.
      4. Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2004, 2003 and 2002.
      5. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2004, 2003 and 2002.
      6. Consolidated Statements of Cash Flows for the years ended
         December 31, 2004, 2003 and 2002.
      7. Notes to Consolidated Financial Statements - December 31, 2004, 2003 and 2002.

     The following financial statements of the Variable Account are included in Part B hereof.

      1. Statements of Assets and Liabilities as of June 30, 2005
         (unaudited)
      2. Statements of Operations for the period ended June 30, 2005
         (unaudited)
      3. Statements of Changes in Net Assets for the period ended
         June 30, 2005 and for the year ended December 31, 2004 (unaudited)
      4. Notes to Financial Statements - June 30, 2005 (unaudited)
      5. Report of Independent Registered Public Accounting Firm.
      6. Statements of Assets and Liabilities as of December 31, 2004.
      7. Statements of Operations for the period ended December 31, 2004.
      8. Statements of Changes in Net Assets for the years ended
         December 31, 2004 and 2003.
      9. Notes to Financial Statements - December 31, 2004.

   b.  Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable
      3.a. Principal Underwriter's Agreement(2)
      3.b. General Agency Agreement(4)
      4.a. Custom Income Variable Annuity (CIVA) Contract (Form L40527)*
      4.b. CIVA Contract Schedule Page (S40715)*
      4.c. CIVA Contract TIP Schedule Page (S40715-TIP)*
      4.d. Traditional GMDB Rider (Form S40719)*
      4.e  Total Income Package Rider (Form S40717)*
      4.f. IRA Endorsement (Form S40014)*
      4.g. Roth IRA Endorsement (Form S40342)*
      4.h. Inherited IRA/Roth IRA Endorsment (Form S40713)*
      4.i. 403(b) Annuity Endorsement (Form S40528)*
      4.j. Unisex Endorsement (Form S20146)*
      5.a. Application for Indiv Var Annuity Contract*
      6.   (i)   Copy of Articles of Incorporation of the Company(1)
           (ii)  Copy of the Bylaws of the Company(1)
      7.   Not  Applicable
      8.a. Copy of Fund Participation Agreement between USAllianz Variable
           Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
        b. Copy of Participation Agreement between USAllianz Variable
           Insurance Products Fund of Funds Trust, Allianz Life Insurance Company of North America and BISYS Fund Services Limited
           Partnership (3)
        c. Copy of Fund Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC(5)
        d. Copy of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Allianz Life Insurance Company of North America (3)
        e. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust,and Van Kampen Asset Management, Inc. (6)
        f. Copy of Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust and Franklin Advisory Services, LLC (3)
        g. Copy of Administration Agreement between Franklin Templeton Services, LLC and Allianz Life Insurance Company of North America (3)
      9.   Opinion and Consent of Counsel **
     10.   Consent of Independent Registered Public Accounting Firm **
     11.   Not Applicable
     12.   Not Applicable
     13.   Powers of Attorney (3)


    *Filed herewith
   **To be filed by amendment


(1) Incorporated by reference from Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 25, 1996.
(2) Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference from Pre-Effective Amendment No 2. to Registrant's Form N-4 (File Nos. 333-120181 and 811-05618) electronically filed on March 30, 2005.
(4) Incorporated by reference from Post-Effective Amendment No. 8 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on April 27, 2000.
(5) Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on December 30, 1999.
(6) Incorporated by reference from Post-Effective Amendment No. 3 to Allianz Life Varible Account A's Form N-6 (File Nos. 333-60206 and 811-04965) electronically filed on January 6, 2003.



Item 25. Officers and directors of Allianz Life Insurance Company of North America.

Unless noted otherwise, all officers and directors have the following principal business address:

                             5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

              ---------------------------------------- ------------------------------------------------------------
              Name                                     Position and offices
              ---------------------------------------- ------------------------------------------------------------
              Robert MacDonald                         Director
              ---------------------------------------- ------------------------------------------------------------
              Mark A. Zesbaugh                         Director, Chief Executive Officer and President
              ---------------------------------------- ------------------------------------------------------------
              Charles M. Kavitsky                      Director
              ---------------------------------------- ------------------------------------------------------------
              Gabrielle M. Matzdorff                   Senior Vice President and Chief Financial Officer
              ---------------------------------------- ------------------------------------------------------------
              Neil H. McKay                            Senior Vice President and Chief Actuary
              ---------------------------------------- ------------------------------------------------------------
              Suzanne J. Pepin                         Senior Vice President, Secretary and Chief Legal Officer
              ---------------------------------------- ------------------------------------------------------------
              Douglas P. Reynolds                      Senior Vice President and Chief Operating Officer
              ---------------------------------------- ------------------------------------------------------------
              Denise M. Blizil                         Senior Vice President, Enterprise Services
              ---------------------------------------- ------------------------------------------------------------
              Hayward L. Sawyer                        Senior Vice President, Director of Sales and Distribution
              ---------------------------------------- ------------------------------------------------------------
              Michael M. Ahles                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Tracy H. Gardner                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Nikole N. Krakow                         Vice President and Controller (Corporate)
              ---------------------------------------- ------------------------------------------------------------
              Peggy A. Moon                            Vice President (Compliance)
              ---------------------------------------- ------------------------------------------------------------
              Carol B. Shaw                            Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Corey J. Walther                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              Jan R. Carendi                           Director and Chairman of the Board
              Allianz AG
              Koenigin Strasse 28
              D-80802
              Munich, Germany
              ---------------------------------------- ------------------------------------------------------------
              James Campbell                           Director
              c/o Wells Fargo and Company
              Wells Fargo Center
              Sixth & Marquette
              Minneapolis, MN 55479-0116
              ---------------------------------------- ------------------------------------------------------------
              Reverend Dennis Dease                    Director
              c/o University of St. Thomas
              215 Summit Avenue
              St. Paul, MN  55105-1096
              ---------------------------------------- ------------------------------------------------------------
              Peter Huehne                             Director
              Fireman's Fund Insurance Co.
              777 San Marin Drive
              Novato, CA 94998
              ---------------------------------------- ------------------------------------------------------------
              Dr. Gerhard Rupprecht                    Director
              Reinsburgstrasse 19
              D-70178
              Stuttgart, Germany
              ---------------------------------------- ------------------------------------------------------------
              Michael P. Sullivan                      Director
              7505 Metro Boulevard
              Minneapolis, MN 55439
              ---------------------------------------- ------------------------------------------------------------
              Ralph Strangis                           Director
              Kaplan Strangis & Kaplan PA
              5500 Norwest Center
              Minneapolis, MN 55402-4126
              ---------------------------------------- ------------------------------------------------------------
              Dr. Helmut Perlet                        Director
              Allianz AG (Holding)
              Koniginstr 28
              80802 Munchen
              Germany
              ---------------------------------------- ------------------------------------------------------------


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The  Company   organizational   chart  is   incorporated   by   reference   from
Post-Effective Amendment No. 8 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on April 24, 2003.

Item 27. Number of Contract Owners

As of September 30, 2005 there were no contract owners of qualified or non-qualified plans under this contract

Item 28. Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a.   USAllianz Investor Services, LLC (formerly USAllianz  Investor  Services,
     LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz  Life  Variable  Account  A
                 Allianz  Life  of NY Variable  Account  C


b. The following are the officers (managers) and directors (Board of Governors) of USAllianz Investor Services, LLC. All officers and directors have the following principal business address:

                            5701 Golden Hills Drive
                             Minneapolis, MN 55416-1297

Name                        Positions and Offices with Underwriter
----------------------      ---------------------------------------------------
Hawyard L. Sawyer          Chief Manager, Chief Executive Officer & President

Mark A. Zesbaugh           Governor

Tracy H. Gardner           Senior Vice President & Governor

Michael M. Ahles           Chief Financial Officer, Senior Vice President,
                           Treasurer & Governor

Catherine Q. Farley        Senior Vice President

Carol B.Shaw               Senior Vice President

Corey J. Walther           Senior Vice President

Dave Schliesman            Senior Vice President-Sales

Ed Oberholtzer             Senior Vice President

Jeffrey W. Kletti          Senior Vice President

Wayne Peterson             Chief Compliance Officer

Stewart D. Gregg           Secretary

Wayne A. Robinson          Assistant Secretary


c.

For the period 1-1-2004 to 12-31-2004
------------------------------------------------------------------------------------------------
                                    Net Underwriting
                                    Discounts and     Compensation    Brokerage
Name of Principal Underwriter       Commissions       on Redemption   Commissions   Compensation
------------------------------------------------------------------------------------------------
USAllianz Investor Services LLC    $230,498,921.82    $0             $0            $0
------------------------------------------------------------------------------------------------

The $230,498,921.82 that USAllianz Investor Services LLC received from Allianz Life as commissions on the sale of Contracts was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by USAllianz Investor Services LLC.


Item 30. Location of Accounts and Records

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, Minnesota 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.


Item 31. Management Services

Not  Applicable


Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


                                 REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 4th day of October, 2005.


                                  ALLIANZ  LIFE
                                  VARIABLE  ACCOUNT  B
                                  (Registrant)


                                  By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                       OF  NORTH  AMERICA
                                          (Depositor)

                                  By: /S/ STEWART D. GREGG
                                     --------------------------------
                                          Stewart D. Gregg
                                          Senior Counsel



                                 ALLIANZ  LIFE  INSURANCE  COMPANY
                                  OF  NORTH  AMERICA
                                   (Depositor)

                                   By:     MARK A. ZESBAUGH*
                                      ------------------------------
                                           Mark A. Zesbaugh
                                           Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 4th of October, 2005.

Signature  and  Title


Jan R. Carendi*            Director and Chairman of the Board
Jan R. Carendi

Mark A. Zesbaugh*          Director, Chief Executive Officer & President
Mark A. Zesbaugh

Robert W. MacDonald*       Director
Robert W. MacDonald

Charles Kavitsky*          Director
Charles Kavitsky

Michael P. Sullivan*       Director
Michael P. Sullivan

Dr. Gerhard Rupprecht*     Director
Dr. Gerhard Rupprecht

Rev. Dennis J. Dease*      Director
Rev. Dennis J. Dease

James R. Campbell*         Director
James R. Campbell

Peter Huehne*              Director
Peter Huehne

Ralph Strangis*            Director
Ralph Strangis

Gabby Matzdorff*           Senior Vice President and
Gabby Matzdorff            Chief Financial Officer

Dr. Helmut Perlet*         Director
Dr. Helmut Perlet




*By Power of Attorney incorporated by reference from Pre-Effective Amendment No. 2 to Registrant's Form N-4 (File Nos. 333-120181) and 811-05618) electronically filed on March 30, 2005.


                                By: /S/ STEWART D. GREGG
                                    --------------------
                                    Stewart D. Gregg
                                    Senior Counsel

                                    EXHIBITS
                                       TO
                         PRE-EFFECTIVE AMENDMENT NO. 1

                                    FORM N-4
                      (File Nos. 333-126217 and 811-05618)

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA



                                INDEX TO EXHIBITS

EXHIBIT
EX-99.4.a. Custom Income Variable Annuity (CIVA) Contract (Form L40527) EX-99.4.b. CIVA Contract Schedule Page (S40715)
EX-99.4.c. CIVA Contract TIP Schedule Page (S40715-TIP)
EX-99.4.d. Traditional GMDB Rider (Form S40719)
EX-99.4.e  Total Income Package Rider (Form S40717)
EX-99.4.f. IRA Endorsement (Form S40014)
EX-99.4.g. Roth IRA Endorsement (Form S40342)
EX-99.4.h. Inherited IRA/Roth IRA Endorsment (Form S40713)
EX-99.4.i. 403(b) Annuity Endorsement (Form S40528)
EX-99.4.j  Unisex Endorsement (Form S20146)
EX-99.5.a. Application for Ind VA Contract
EX-99.9.   Opinion and Consent of Counsel (to be filed by amendment)
EX-99.10.  Consent of Independent Registered Public Accounting Firm (to be filed by amendment)